Exhibit 15.1

EXCERPT CONTAINING THE PAGES AND SECTIONS OF THE 2011 REGISTRATION DOCUMENT THAT ARE INCORPORATED BY REFERENCE INTO THE 2011 ANNUAL REPORT ON FORM 20-F(1)

(1)

The following document contains certain pages and sections of the 2011 Registration Document which are being incorporated by reference into the 2011 Annual Report on Form 20-F of France Telecom. Where information within a subsection has been deleted, such deletion is indicated with a notation that such information has been redacted.

4  risk factors

4.1   OPERATIONAL RISKS

17

Risks Related to the Sector, the Economic Environment and Strategy

17

Risks Relating to Human Resources

18

Other Operational Risks

19

4.2   LEGAL RISKS

21

4.3   FINANCIAL RISKS

23

Liquidity Risk

23

Interest Rate Risk

23

Risks to Credit Rating

24

Credit Risk and/or Counterparty Risk on Financial Transactions

24

Foreign Exchange Risk

24

Risk of Asset Impairment

25

Equity Risk

25

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In addition to the information contained in this Registration Document, investors should carefully consider the risks described below before deciding whether to invest. Any or all of these risks could have a negative impact on France Telecom’s business, financial position or profits. In addition, other risks that are not yet identified or currently considered to be immaterial by France Telecom could have a similarly negative impact and investors could lose all or part of their investment.

The risks described in this chapter concern:

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risks relating to France Telecom-Orange’s business activities (see Section 4.1);

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risks of a legal nature (see Section 4.2);

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financial risks (see Section 4.3).

In each Section, risk factors are presented in diminishing order of importance, as determined by the Company at the registration date of the current Registration Document. France Telecom-Orange may change its view of their relative importance at any time, particularly if new external or internal facts come to light.

Several other chapters also discuss risks in some detail:

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for a discussion of regulatory risks and pressures see Sections 6.6 Regulations and Note 15 Litigation to the consolidated financial statements;

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for risks arising from the vulnerability of technical infrastructure and environmental risks see Section 17.4 Environmental Information;

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for financial risks see:

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Note 11 to the consolidated financial statements Information on Market Risk and Fair Value of Financial Assets and Liabilities for a discussion of interest rate risk, currency risk, liquidity risk, covenants, credit risk, counterparty risk and equity market risk,

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Note 10.10 to the consolidated financial statements on derivative instruments;

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for risks arising from litigation involving the Group see Notes 15 Litigation and 16 Subsequent Events to the Consolidated Financial Statements, as well as Section 20.4 Litigation and Arbitration Proceedings;

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policy for managing interest rate, currency and liquidity risks is set by the Treasury and Financing Committee. See Section 16.3.4 Group Governance Committees;

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for insurance strategy see Section 6.8 Insurance;

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more generally, policy for managing risk throughout the France Telecom-Orange Group is discussed in the Chairman’s Report on governance and internal control. See Section 16.4 Internal Control and Risk Management;

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for risks related to France Telecom-Orange’s general strategy see Section 6.2 France Telecom-Orange’s Strategy.

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4.1   OPERATIONAL RISKS

Risks Related to the Sector, the Economic Environment and Strategy

1.   The worsening economic and financial situation in Europe could have a major impact on France Telecom-Orange’s businesses, especially on the Group’s revenues and results.

After the economic rebound of 2010, developments in the euro zone in 2011 in terms of the debt crisis and the deterioration of public sector finances of numerous member states triggered a loss of confidence in the European economy as a whole. The risk of a renewed economic slowdown is still high. This situation could, if it were to continue, have a direct effect on consumer spending and increase fiscal pressure on households and companies. This could have a significant impact on France Telecom-Orange’s revenues and results.

For further information on the impact of the situation in the euro zone in terms of companies’ debt and refinancing capacities, see also the financial risks set out in Section 4.3.

2.   France Telecom-Orange generates much of its revenues from mature countries and business activities where intense competition in the telecommunications sector may erode its market share or profitability.

At constant exchange rates and scope of consolidation, the increase in France Telecom-Orange’s revenues in recent years has been primarily due to the rapid growth in its mobile communications and Internet businesses, driven by the upswing in the corresponding markets. However, these markets are reaching maturity, notably in Europe, and in some cases are showing signs of saturation. France Telecom-Orange is also faced with tough competition, in particular on pricing and especially in the French mobile market, where competition has heightened following the award of the fourth 3G license to Free in December 2009 and the launch of its mobile plans in January 2012 (1).

In response to this competition, France Telecom-Orange strives to better answer customers’ needs in terms of the quality and simplicity of services. Thus France Telecom-Orange is developing an organization, procedures and systems aimed at offering the latest technological developments and improved products and services to its customers, while at the same time striving to make them accessible and easy to use. In France, this is reflected in particular by a drive to refocus its organization around the customer on a regional basis.

In the face of competition, France Telecom-Orange’s ability to maintain its margins will also partly depend on a change in its cost structure with a reduction in fixed costs. France Telecom-Orange has thus launched two major transformation programs: Chrysalid, aimed at sharing best practices within the Group in order to control costs, including overhead costs, marketing, customer service management, real estate, networks and distribution costs, as well as a program to pool purchasing with Deutsche Telekom through the jointly-owned company Buyin.

Should France Telecom-Orange’s ambitious and complex transformation programs be unsuccessful, or do not succeed in correctly managing the networks, technologies and procedures necessary to meet customers’ expectations, the Group could lose market share or be forced to reduce its margins which could have a negative effect on its financial position and results.

3.   As part of its strategy, France Telecom-Orange is exploring sources of growth in new countries and businesses. This quest may prove difficult or fruitless, may be costly, or may lead to over paying for acquisitions. In addition, investments already made may fail to bring the expected returns, may become unforeseen liabilities, or may translate into increased country risk. In all cases, the Group’s results and outlook could be impaired.

The Group’s growth depends heavily on its activities in fast-growing regions of the world. France Telecom-Orange has invested in telecommunications operators in Eastern Europe, the Middle East and Africa and could make further investments in these or in other fast-growing regions. Political instability or changes in the economic, legal or social landscape in these regions may call into question the outlook on profits held when these investments were made, or may become unforeseen liabilities, and the Group’s results could be impaired.

Moreover, these regions present challenges or specific risks in terms of internal control or non-compliance with laws and regulations in force, such as anti-corruption regulations (which could also be a source of risk in other regions where the Company is present, in particular due to the increase in its scope and its restricting nature).

(1)  For further information on the competition faced by the France Telecom-Orange Group in the business segments in which it operates, see Chapter 6 Overview of the Group’s Business.

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Group growth also depends on a strategy of developing new businesses to cope with the deep and rapid transformation now enveloping the electronic communications sector. This means developing convergent services and new businesses such as content, audience or e-health offerings, under the single Orange brand. The pursuit of these goals requires resources, in particular for service integration and content development, with no guarantee that usage of these services and content will grow and provide a return on the investment. Furthermore, the development of these new services could be hampered by regulatory changes or the economic environment.

If the expected growth in revenues from these new services was not achieved or if France Telecom-Orange was not able to render these new services profitable, the Group’s financial position and results could be impaired.

4.   The rapid growth in the popularity of audiovisual content streamed through the telecommunications network and insufficient innovation could lead to telecoms operators being supplanted by other content or service providers in customer-relations and to a saturation of the network, stripping operators like France Telecom-Orange of part of their revenues and margins while simultaneously requiring higher investment. This could affect the Group’s financial position and outlook.

The development of network usage for added-value services benefits the emergence of new, networkless players (content and service providers, including aggregators, search engines, handset makers, etc.). Competition to control customer relations with these players is intensifying and could erode the operators’ market position. This direct relationship with customers is a source of value for the operators and to lose all or part of it to new entrants could affect the revenue, margins, financial position and outlook of telecoms operators such as France Telecom-Orange.

Also, as with the competition in voice traffic from VoIP, suppliers are competing with telecoms operators to offer integrated communications packages, notably by developing new applications compatible with fixed or mobile handsets (smartphone applications, etc.). This situation could affect the revenue, margins, financial position and outlook of telecoms operators such as France Telecom-Orange.

Lastly, the current expansion in permanent connections to the Internet via smartphones and broadband usages such as TV as part of triple-play offerings or fixed-line and mobile Internet streaming has already, on occasions, resulted in the saturation of existing collection and transport networks, for France Telecom-Orange and other operators in France and abroad. In response, France Telecom-Orange has adopted a medium-term strategy of investing heavily to boost capacity on its collection and transport networks and differentiating itself through the quality of its service. In addition France Telecom-Orange has reorganized its innovation chain as part of the Nova+ program. There is nonetheless no guarantee that such capital expenditure or the reorganization of its innovation efforts will be sufficient in the face of pressure from new entrants or regulatory bodies in the countries concerned. If it proved not possible to insure returns on such capital expenditure, France Telecom-Orange’s financial position and outlook could be adversely affected.

Risks Relating to Human Resources

5.   France Telecom-Orange faced a major social crisis in 2009. Since 2010, the Group has been implementing an ambitious human resources project as part of its Conquests 2015 strategic plan to respond to this crisis but this project might not deliver the expected results, which could have a significant impact on the Group’s image, operations and results.

During 2009, the Group went through a significant crisis in relation to psycho-social risks and anxiety at work, the effects of which were still felt in 2010. This crisis, which generated widespread coverage in the French and international media after a number of employee suicides, had a big impact on the Group’s image. In response, the Group launched an ambitious social contract project aimed at clarifying the Company’s professional practice and management culture and to provide long-term solutions to the identified risk factors. This project led in particular to the signature, in March 2011, of the Strategic Workforce Planning agreement (accord sur la Gestion Prévisionnelle des Emplois et des Compétences) and the clarification of measures promoting the enhancement of professional careers and better employment flexibility.

Although the Group believes that the cost of implementing such a project should be more than offset by the benefits to the Company and its employees, this project may delay certain cost-cutting programs. Moreover, in the event that the project does not achieve the expected results, this crisis may persist, affecting the Group’s image, its operations and its results for a long time.

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6.   Should France Telecom-Orange not be sufficiently attractive compared with its competitors, in order to recruit or renew, when needed, the skilled personnel necessary across all countries to develop its business and ensure the Group retains expertise and maintains sufficient continuity with regard to the management of ongoing projects, its commercial activities and operating income could be adversely affected.

Wherever it operates, France Telecom-Orange is exposed to risks relating to its ability to attract and retain skilled personnel in its strategic professions, and to replace expertise in key fields by taking advantage, in France, of the increased pace of retirements, in particular as a result of the implementation of part-time schemes for older employees.

France Telecom-Orange’s success depends in part on its ability to attract highly-skilled personnel in all the countries in which it operates, and in particular in France in recent times, and to retain and motivate its best employees.

Should France Telecom-Orange fail to present itself as a sufficiently attractive employer, its commercial activities and operating income could be adversely affected.

Other Operational Risks

7.   Technical failures or saturation of the telecoms networks, technical infrastructure or IT system may reduce traffic, lower revenues and harm the reputation of operators or the sector as a whole.

Damage or interruptions to services provided to customers may occur following outages (hardware or software), human error or sabotage to critical hardware or software, or a failure or refusal to provide services by a key supplier or a lack of capacity on the network in question. As a result of the rationalization of the network based on the implementation of all-IP technologies, the increase in the size of the service platforms and the relocation of equipment into fewer buildings, such service interruptions may in the future affect a greater number of customers and more than one country simultaneously. While impossible to quantify, the impact of such events occurring in one or more countries could result in customer dissatisfaction, a decrease in France Telecom-Orange’s traffic and revenues and government intervention in the country or countries affected.

Finally, during the current period, the risk of failure of the internal France Telecom-Orange IT system has increased due to the accelerated implementation of new services and applications relating notably to billing and customer relationship management. More specifically, incidents (including the possible loss of control over personal data) could occur during the implementation of new applications or software.

8.   The technical infrastructure of telecommunications operators is vulnerable to damage or interruptions caused by floods, storms, fires, war, acts of terrorism, intentional damage, malicious acts and other similar events.

A natural disaster, such as the storms Klaus and Xynthia which struck in early 2009 and late February 2010, Hurricane Dean in Martinique in August 2007 and the storms in December 1999, which disrupted service in France in early 2000, and other unexpected occurrences affecting France Telecom-Orange’s facilities or any other incident or failure of its networks may result in serious damage with a high repair cost. In most cases, France Telecom-Orange has no insurance for damage to its aerial lines and must assume the full cost of the repairs itself. Furthermore, the damage caused by such major disasters may have more long-term consequences resulting in significant expense for France Telecom-Orange and which would harm its image. Moreover, international, community and national laws now recognize the existence of climate change. Weather phenomena associated with this climate change may increase the seriousness of disasters and of the damage caused.

9.   The scope of France Telecom-Orange’s activities and the openness of networks mean that the Group is at all times exposed to the danger of falling victim to a range of frauds, which could impact its revenues and margin and damage its image.

Like any telecommunications operator, France Telecom-Orange runs the risk of falling victim to fraud designed, by the fraudsters, either to use the operator’s services without paying (possibly with subsequent resale), or to defraud the operator’s customers via the communications services offered by the operator. By virtue notably of the current weakened economic climate, the cases of fraud to which the Group is exposed could increase. With the increased complexity of technologies and networks, new types of fraud that are more difficult to detect or combat may also develop. In any event, France Telecom-Orange’s revenues, margin, service quality and reputation could be adversely affected.

10.  Exposure to the electromagnetic fields of telecommunications equipment raises concerns regarding possible health risks. This situation could result in a decrease in the usage of mobile telecommunications services, additional difficulties rolling out cell phone antennae and wireless networks or an increased number of lawsuits, which could negatively impact France Telecom-Orange’s results.

In certain countries in which France Telecom-Orange carries out its mobile telephony business, concerns have been raised regarding the possible health risks to humans of exposure to electromagnetic fields emitted by telecommunications equipment (such as mobile handsets, cell phone antennae, Wifi, etc.).

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On the basis of the findings of research into the use of mobile handsets, the International Agency for Research on Cancer (IARC), a specialist arm of the World Health Organization (WHO), classified electromagnetic fields from radio frequency emissions as “possibly carcinogenic to humans” (category 2B) in May 2011. Nonetheless, the WHO reiterated in its June 2011 Fact sheet on mobiles that “to date, no adverse health effects have been established as being caused by mobile phone use”. In the absence of complete scientific certainty, some health or public authorities have issued various usage precautions designed to cut user exposure to electromagnetic fields from mobile phones.

Certain countries have adopted regulations which limit public exposure to base stations and wireless networks to levels below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). Other countries may consider taking similar measures. In certain cases, jurisdictions have ordered telephone operators to take down cell phone antennae and to compensate local residents. Similar decisions in the future cannot be ruled out.

These regulatory and case law developments could result in a reduction in geographic coverage, a deterioration in service quality and customer dissatisfaction as well as a slowdown in the roll-out of transmitter sites and an increase in network roll-out costs, which could seriously tarnish the Orange brand image and significantly impact the Group’s results and financial position.

The potential risks or perception of risks by the public or employees could also result in a decrease in the number of customers and lower usage per customer, as well as an increase in lawsuits or other consequences including acts contrary to the building of or even the existence of transmitter sites.

Finally, France Telecom-Orange cannot predict the conclusions of future scientific research or future studies carried out by international organizations and scientific committees called upon to examine these questions. The conclusions of these studies could have a significant adverse impact on France Telecom-Orange’s business activities and results.

For further information, see Section 6.3.1.3 The regulatory Environment and Section 17.4 Environmental information.

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4.2   LEGAL RISKS

11.   France Telecom-Orange continues to operate in highly regulated markets, where its flexibility to manage its business is limited.

In most countries in which it operates, France Telecom-Orange must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing licenses, as well as to oversight by authorities seeking to maintain effective competition in the electronic communications markets. Furthermore, in certain countries France Telecom-Orange faces a number of regulatory constraints as a result of its historically dominant position in the fixed-line telecommunications market, in particular in France and Poland.

France Telecom-Orange believes that, in general and in all countries in which it is present, it complies with all specifically applicable regulations as well as the terms of its operator licenses, but it cannot predict how oversight authorities or courts that may be asked or have already been asked to resolve a certain number of claims will decide on the issues.

Should France Telecom-Orange be ordered to pay damages or a fine due to the non-respect of a given regulation in force by the relevant authorities in a country in which it is present, the Group’s financial position and results could be adversely affected.

For further information on regulations, see Section 6.6 Regulation and the parts regarding the regulatory environment in Sections 6.3.1 to 6.3.6.

12.   France Telecom-Orange is continually involved in legal proceedings and disputes with regulatory authorities, competitors or other parties. The outcome of such proceedings is generally uncertain and could have a material impact on its results or financial position.

France Telecom-Orange’s position as the main operator and provider of network and telecommunications services, particularly in France and Poland, and one of the leading telecommunications operators worldwide, attracts the attention of competitors and competition authorities. Thus, France Telecom-Orange is involved in lawsuits or European Commission investigations regarding large amounts of state aid it is alleged to have received in France. In particular, the European Commission ruled that France Telecom-Orange should reimburse the French state some one billion euros that it received in state aid thanks to the special French business tax regime which it benefited from until 2003. This decision was ratified by both the General Court of the European Union and the European Court of Justice. In a second proceedings, the European Commission recently ruled against France Telecom-Orange on the system for financing retirement pensions for civil servants working at France Telecom-Orange, implemented by the Act of July 26, 1996 which turned France Telecom-Orange into a société anonyme. In addition, France Telecom-Orange – in particular in France and Poland – is frequently involved in legal proceedings with its competitors and with the regulatory authorities due to its preeminent position in certain markets, and the complaints filed against France Telecom-Orange may be very substantial. Finally, the Group may be the object of substantial commercial lawsuits, worth tens of millions of euros, or, in extreme cases, hundreds of millions of euros, such as the one that gave rise to an amicable settlement between its Polish subsidiary (Telekomunikacja Polska or “TP”) and Danish company DPTG in January 2012 where TP paid compensation amounting to 550 million euros.

The outcome of lawsuits is by definition unpredictable.

In the case of proceedings involving European competition authorities, the maximum fine provided for by law is 10% of the consolidated revenues of the company at fault (or the group to which it belongs, as the case may be).

The main proceedings in which France Telecom-Orange is involved are described in Notes 15 Litigation and 16 Subsequent Events to the consolidated financial statements, as well as Section 20.4 Litigation and Arbitration Proceedings. Developments in or the results of some or all of the ongoing proceedings could have a material adverse impact on France Telecom’s results or financial position.

13.   France Telecom-Orange’s business activities and results could be materially affected by legislative, regulatory or government policy changes.

France Telecom-Orange’s business activities and operating income may be materially adversely affected by legislative, regulatory or government policy changes, and in particular by decisions taken by regulatory or competition authorities in connection with:

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amendment or renewal on unfavorable conditions, or even withdrawal, of licenses to use broadcasting frequencies which are essential to the mobile business;

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•

conditions governing network access;

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service rates;

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the introduction of new taxes or increases to existing taxes for telecommunications companies;

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consumer legislation;

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regulations governing data security.

Such decisions could materially affect the Group’s revenues and results.

14.  The profitability of certain investments and France Telecom-Orange’s strategy in certain countries could be affected by disagreements with its partners in companies that it does not control or where, despite being the majority shareholder, some major aspects of the business are outside its control.

France Telecom-Orange operates some of its businesses through companies that it does not control (or where, despite being the majority shareholder, some major aspects of the business are outside its control). Articles of incorporation or agreements for some of these activities require that some major decisions, such as the approval of business plans or timing and size of dividends, need approval from France Telecom-Orange’s partners. Should France Telecom-Orange and its partners disagree regarding these decisions, the profitability of these investments, their contribution to France Telecom-Orange’s results and the strategy pursued by France Telecom-Orange in the countries in which these companies are located, could be adversely affected.

15.  France Telecom-Orange’s liability may be triggered by its Internet access and hosting services and it will also need to invest to meet recently expanded obligations as part of the struggle against illegal or illicit uses of the Internet. In addition, like all electronic communications service providers, France Telecom-Orange may be held liable for the loss, release or inappropriate modification of customer data stored on its servers or carried by its networks.

In most of the countries in which France Telecom-Orange operates, the provision of its Internet access, means of payment and hosting services (including the operation of websites with self-generated content) is regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to websites) as part of the struggle against some illegal or illicit uses of the Internet, notably in France, Spain and the UK. Furthermore, the implementation in France of the Law of June 12, 2009 establishing Hadopi (Haute Autorité pour la Diffusion des Oeuvres et la Protection des Droits sur Internet – High Authority for the Dissemination of Works and the Protection of Rights on the Internet) has resulted in additional costs for France Telecom-Orange and has increased its exposure to liability. In December 2011, the cinema and video distribution unions brought proceedings before the Paris Civil Court against access providers and search engines located in France, including France Telecom-Orange, in order to block access to certain streaming and illegal film downloading sites.

France Telecom-Orange’s activities may also trigger the loss, release or inappropriate modification of the data of its customers or the wider general public, which is stored on its infrastructures or carried by its networks. This risk may also affect Group activities related to the mobile payment solution Orange Money (see Section 6.3.4.2 Middle East and Africa in Section 6 Overview of the Group’s business). The repercussions of such an incident could involve numerous persons and have a considerable impact on France Telecom-Orange’s reputation, as well as a strong impact in terms of its liability, including its criminal liability. Moreover, recourse to liability proceedings is facilitated in a number of countries, in particular in Europe, by the implementation of European Directives adopted in 2009. This legislation increases operators’ obligations, requiring that they notify authorities of security breaches that violate personal data or of weaknesses in their networks and services. In France, these obligations are a result of the Government Order adopted on August 24, 2011.

16.  The French Public Sector, directly or indirectly, owns nearly 27% of France Telecom’s share capital, which could, in practice, allow it to determine the outcome of votes at Annual Shareholders’ Meetings.

At December 31, 2011 the French Government directly owned 13.4% of the shares and 13.5% of the voting rights in France Telecom, and the Fonds Stratégique d’Investissement (FSI) held 13.5% of the shares and 13.6% of the voting rights. On November 25, 2009, the French Government and the FSI concluded a shareholders’ agreement constituting an “action in concert” (joint action). The public sector has the right to appoint three of the 15 board members. The French public sector could, in practice, given the absence of other major shareholder blocks, determine the outcome of votes on issues requiring a simple majority at Shareholders’ Meetings. Nevertheless, the French Government does not have a golden share or any other special advantage other than the right to have representatives on the Board of Directors in proportion to its shareholding (see Section 18 Major Shareholders).

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4.3   FINANCIAL RISKS

Liquidity Risk

17.  France Telecom-Orange’s results and outlook may be adversely affected if access to capital markets remains difficult or worsens.

France Telecom-Orange raises most of its finance from capital markets (particularly the bond market). For four years, financial markets have been extremely volatile and have shown signs of malfunctioning, materially reducing their liquidity. During the last quarter of 2008, and again since August 2011, the liquidity crisis has reached unprecedented levels, markedly affecting the access of both borrowers and issuers to the financial markets. To save the financial sector and mitigate the impact of the economic crisis, most developed countries drastically increased their spending. In certain countries the extent of this increase triggered a loss of confidence in public debt and led certain ratings agencies to downgrade sovereign debt in the US and numerous euro zone countries, including France. Although at this time it seems the corporate bond markets have been less directly affected, as matters stand, it is impossible to rule out contamination by the sovereign debt crisis or another major market event.

Moreover, market fears are growing over the consequences of the new Basel III and Solvency II directives -which look to boost banks’ and insurance companies’ capital respectively- as regards the ability of companies to continue funding their activities through the banking and bond markets in a normal manner.

As a result, and in these circumstances, companies having recourse to the bond market or to bank loans can have no assurance that they will obtain the financing or refinancing necessary to their businesses at prices and on terms considered reasonable, even for first-rate borrowers or issuers, such as France Telecom-Orange.

Any inability to access the markets and/or obtain financing on reasonable terms could have a material adverse effect on France Telecom-Orange. The Company could, in particular, be required to allocate a significant portion of its available cash to pay off debt, in particular for the purposes of repaying loans that cannot be refinanced. In any event, France Telecom-Orange’s results, cash flows and, more generally, financial position and flexibility could be adversely affected.

Finally, even though the consequences of the sovereign debt crisis and of numerous countries’ ratings being downgraded, including France, on the margins applied to corporate issuers have, until now, been limited in time, a deepening of the sovereign debt crisis or further downgrades in country ratings could have an adverse impact (sharp increase) on the margins applied to corporate issuers.

See Note 11.3 Liquidity Risk Management to the consolidated financial statements, which notably sets out the various sources of financing available to France Telecom-Orange, the maturity on its debt and changes to its rating, as well as Note 11.4 Management of Covenants which contains information on the limited commitments of the France Telecom-Orange Group as regards financial ratios and in the event of bankruptcy or a material adverse development.

Interest Rate Risk

18.  France Telecom-Orange’s business activities could be adversely affected by interest rate fluctuations.

In the normal course of its business, France Telecom-Orange draws most of its funding from capital markets (particularly the bond market) and a small share from bank loans. Part of France Telecom-Orange’s debt is at floating rates but the great majority is at a fixed rate. As a result, France Telecom-Orange is exposed to interest rate increases, first on the variable component of its debt, and second, when refinancing. The consequences of entering into a financing arrangement during a period when the available rates are high may be long-lasting, depending on the maturity of the loan or bonds.

To limit exposure to interest rate fluctuations, France Telecom-Orange from time to time makes use of financial instruments (derivatives) but cannot guarantee that these transactions will effectively or completely limit its exposure or that suitable financial instruments will be available at reasonable prices. In addition, hedging costs stemming from interest rate fluctuations could increase, generally, in line with market liquidity and banks’ circumstances.

In the event that France Telecom-Orange cannot use financial instruments or if its financial instrument strategy proves ineffective, cash flow and earnings may be adversely affected.

The management of interest rate risks and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 11.1 to the consolidated financial statements.

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Risks to Credit Rating

19.  If France Telecom-Orange’s debt rating is downgraded, placed under surveillance or revised by rating agencies, its borrowing costs could increase and in certain circumstances limit the Company’s access to the capital it needs (and thus have a material adverse effect on its results and financial position).

France Telecom-Orange’s financial rating is partly based on factors over which it has no control, namely conditions affecting the electronic communications industry in general or conditions affecting certain countries or regions in which it operates, and can be changed at any time by the rating agencies.

The Company’s financial rating has already been downgraded in the past (in 2001 and 2002) as a result of concerns raised by the agencies regarding the Company’s ability to implement its debt reduction policy. Even though its debt has fallen considerably since 2001 and 2002, and even though the Company’s rating has improved, it could be reviewed at any time, in light of changing economic conditions, or following a deterioration in the Company’s results or performance, or simply due to the ratings agencies’ perception of these various factors.

Credit Risk and/or Counterparty Risk on Financial Transactions

20.  The insolvency or deterioration in the financial position of a bank or other institution with which France Telecom-Orange has contractual relations may have a material adverse effect on the Company.

In the course of its business activities, France Telecom-Orange engages in relations with financial institutions, particularly in order to manage currency and interest rate risks. Although cash collateral accounts are in place with most derivative banking counterparties, the failure of these counterparties to meet any of these commitments, or significant differences with the last values retained for securities used as collateral, could have adverse consequences on France Telecom-Orange. In this regard, the Group is exposed to counterparty risk with respect to these transactions.

Equally, France Telecom-Orange’s position as a result of its financing agreements (and in particular with regard to the undrawn 6 billion euros syndicated loan facility, even if the facility includes a very large number of lenders) could be compromised if one or more of the financial institutions with which the Company has contractual relations experiences liquidity problems or is no longer able to meet its obligations.

Investments can also expose France Telecom-Orange to counterparty risk since the Company is exposed to the collapse of the financial entities with which it has made investments. See Note 11.5 Credit Risk and Counterparty Risk Management to the consolidated financial statements.

The international banking system is such that financial institutions are interdependent. As a result, the collapse of a single institution (or even rumors regarding the financial position of one of them) may increase the risk for the other institutions, which would increase the counterparty risk for France Telecom-Orange.

For customer-related credit risk and counterparty risk see Note 11.5 and Note 3.3 Trade Receivables to the consolidated financial statements.

Foreign Exchange Risk

21.  France Telecom-Orange’s results and cash position are exposed to exchange rate fluctuations.

In general, foreign exchange markets have recently experienced heightened volatility as a result of the global economic and financial crisis, which could increase the currency risks and hedging costs for France Telecom-Orange, as a result of unfavorable exchange rate movements.

A significant portion of France Telecom-Orange’s revenues and expenses is recognized in currencies other than the euro. The main currencies in which France Telecom-Orange is exposed to a material foreign exchange risk are the pound sterling, the Polish zloty and the Egyptian pound. Fluctuations from one period to the next in the average exchange rate for a given currency could have a material effect on the revenues and expenses in this currency, which would in turn have a material effect on France Telecom-Orange’s results. In addition to the main currencies, France Telecom-Orange carries out its business in other monetary zones, including in certain emerging markets (such as those in the CFA franc zone), which are incidentally considered to be drivers of future growth for France Telecom-Orange. A fall in the currencies of these markets would adversely affect France Telecom-Orange’s revenues and gross operating margin as well as its growth potential. In regard to 2011 data, the theoretical impact of a 10% fall against the euro in the main currencies in which the Group’s subsidiaries operate would have cut consolidated revenues by 2.1% and Reported EBITDA by 1.8%.

Finally, as a result of focusing its development strategy on emerging markets, the share of Group business exposed to currency risk is likely to rise in the future.

When preparing the Group’s consolidated financial statements, the assets and liabilities of foreign subsidiaries are translated into euros at the closing rate. This translation, which does not affect the income statement, could have an adverse effect on the assets and liabilities in the consolidated balance sheet, with a corresponding translation adjustment in equity, for potentially

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   24

significant amounts. See Note 11.2 Foreign Exchange Risk Management, Note 7.2 Other Intangible Assets and Note 13 Shareholders’ Equity to the consolidated financial statements.

France Telecom-Orange manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 11.2 to the consolidated financial statements.

Notably, France Telecom-Orange makes use of derivatives to hedge its exposure to exchange rate risk but cannot guarantee that these hedging transactions will effectively or completely limit its exposure or that suitable hedging instruments will be available at reasonable prices. In addition, hedging costs stemming from exchange rate fluctuations could increase generally depending on market liquidity and banks’ financial positions.

To the extent that France Telecom-Orange had not used any hedging instruments to hedge part of this risk, or if its strategy for using such instruments is ineffective, France Telecom-Orange’s cash flows and results could be adversely affected.

See Note 10.10 Derivative Instruments to the consolidated financial statements.

Risk of Asset Impairment

22.  France Telecom-Orange has recognized substantial amounts of goodwill as a result of acquisitions made since 1999. Impairment losses on this goodwill, likely to have a material adverse effect on France Telecom-Orange’s balance sheet and results, could thus be recognized in accordance with IFRS.

France Telecom-Orange has recognized substantial amounts of goodwill in connection with its acquisitions since 1999, in particular the acquisitions of Orange, Equant, Amena and the equity interest in TP S.A. As of December 31, 2011, the gross value goodwill of continuing operations amounted to 30.6 billion euros.

Recoverable amounts of the businesses which support the book values of long term assets (including goodwill) are sensitive to the valuation method and to the assumptions used in the models. They are also sensitive to any change in the business environment that is different to the assumptions used. Thus, when events or circumstances indicate that an impairment loss may occur, France Telecom-Orange recognizes an impairment loss on this goodwill, particularly in the case of events or circumstances that involve material adverse changes of a permanent nature affecting the economic climate or the assumptions and targets used at the time of the acquisition.

In accordance with IFRS, the present value of goodwill is subject to annual assessment. Over the past five years, France Telecom-Orange recognized significant impairment losses in respect of its interests in Poland and Egypt, in particular. At December 31, 2011, the cumulative amount of impairment losses on continuing operations was 3.3 billion euros.

New events or adverse circumstances could conduct France Telecom-Orange to review the present value of this goodwill and to recognize further substantial impairment losses that could have an adverse effect on its results. In this regard, at December 31, 2011, the specific random factors that may affect the estimate of recoverable amounts were as follows:

•

in Europe, potential developments resulting from the financial and economic crisis and the impact on consumer behavior and direct or indirect taxation levels; the operators’ reactions to this environment, through changes in offers and pricing (particularly in Spain), or in response to new entrants; and ability to adjust costs and capital expenditure in keeping with potential changes in revenues;

•

in emerging countries: changes in the political situation and the ensuing economic and regulatory impacts.

For further information on the impairment of goodwill and the recoverable amounts (notably key assumptions and sensitivity), see Note 6 Impairment Losses and Goodwill to the consolidated financial statements and Section 9.1.2.2 From Group Reported EBITDA to Operating Income.

23.  France Telecom-Orange’s results and financial position could be adversely affected by a downturn in the equity markets.

Volatility in the equity markets, and especially a downward trend in such markets, could have an adverse impact on France Telecom-Orange’s results, in the event of a fall in the stock prices of France Telecom-Orange’s listed subsidiaries, in particular TP S.A. (Poland), Mobistar (Belgium) and ECMS (Egypt), if it subsequently becomes necessary to recognize impairment losses on the corresponding assets.

Equity Risk

24.  Future sales by the Public Sector of shares in France Telecom may negatively impact France Telecom’s share price.

At December 31, 2011, the French Government directly owned 13.4% of the shares, and the Fonds Stratégique d’Investissement owned 13.5% of the shares of France Telecom (see Section 18 Major Shareholders). Should the Public Sector decide to reduce their interest in France Telecom, such a sale, or even the belief that such a sale is imminent, could have an adverse effect on France Telecom’s share price.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   25

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

5.1   HISTORY AND EVOLUTION OF THE COMPANY

5.1.1  Company Name

France Telecom

5.1.2  Place of Registration and Registration Number

Paris trade and companies register (Registre du commerce et des sociétés – RCS)

RCS number: 380 129 866

APE (Activité Principale Exercée - Principal Activity) Code: 642C

5.1.3  Date of Incorporation and Term

France Telecom was incorporated as a French société anonyme on December 31, 1996 for a 99 year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

5.1.4  Registered Office, Legal Form and Applicable Law

6, place d’Alleray, in Paris (15th arrondissement), France.

Telephone: +33 (0)1 44 44 22 22

At its meeting on March 21, 2012, the Board of Directors decided to transfer the Company’s registered office to 78, rue Olivier de Serres, Paris (15th arrondissement), effective at the end of the Shareholders’ Meeting of June 5, 2012, which will be called upon to ratify this decision.

France Telecom S.A. is governed by French corporate law, subject to specific laws governing the Company, notably Act 90-568 of July 2, 1990 on the organization of public postal and telecommunications services, as amended by Act 96-660 of July 26, 1996 and Act 2003-1365 of December 31, 2003.

The regulations applicable to France Telecom S.A. as an operator are described in Section 6.6 Regulation.

5.1.5  Important Events in the Development of the Company’s Business

Since the 1990s, France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes which have affected the composition of its revenues, its activities and its internal organization. In France, all telecommunications services have been open to competition since January 1, 1998 (apart from local communications, which became open to competition on January 1, 2002).

In a context of increased deregulation and competition, France Telecom, between 1999 and 2002, pursued a strategy of developing new services and accelerated its international development by making many strategic investments (acquisitions, equity investments, UMTS licenses). During that period it acquired, in particular, Orange Plc., and therefore the Orange brand, as well as Global One and Equant, and made equity investments in Polish operator TP S.A., NTL in the United Kingdom (which has since been sold) and MobilCom in Germany (now called Freenet, of which France Telecom holds less than 1%). Mostly, these strategic investments could not be financed by issuing shares, which has led to a significant increase in the Group’s debt.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   27

At the end of 2002, France Telecom started a large-scale refinancing plan for its debt to reinforce its balance sheet, as well as an operational improvements program, the success of which has allowed the Group to develop a global integrated-operator strategy by anticipating changes in the telecommunications industry.

This strategy was carried out at the end of 2003 through the acquisition of the minority interests in Orange S.A., Wanadoo and Equant, the implementation of a new Group organization consistent with this strategy and the launch of new offers at a sustained pace.

In 2005, France Telecom acquired 80% of the capital of Spanish mobile operator Amena, whose activities were then regrouped with the fixed and Internet activities of France Telecom in Spain into a single entity operating under the Orange brand. In 2008 and 2009, France Telecom acquired almost all of the remaining capital of France Telecom España.

In parallel, France Telecom has streamlined its asset portfolio by selling non-strategic subsidiaries or holdings such as Casema, Eutelsat, Wind, Compañia de Telecomunicaciones de El Salvador, Telecom Argentina, Noos, Bitco (Thailand), Orange Denmark, ST Microelectronics, Télédiffusion de France (TDF), Intelsat, as well as its mobile and Internet activities in the Netherlands.

Furthermore, PagesJaunes, the Group’s directories subsidiary, was floated on the Paris stock exchange in 2004, and the balance of the France Telecom stake was sold in 2006.

In 2006, “Orange” became the single brand of the Group for Internet, television and mobile services in most countries where the Group operates, and “Orange Business Services” the brand for services offered to businesses throughout the world.

As of 2007, France Telecom-Orange has pursued a selective acquisition policy mainly focused on emerging markets (in particular Africa and the Middle East), while also attempting to grasp opportunities for consolidation in markets where the Group was already present. Thus, in December 2010 France Telecom acquired a 40% stake in Moroccan operator Méditel, then, in July 2011, an indirect stake of 20% in Iraqi mobile operator Korek and in October 2011 100% of mobile operator Congo Chine Telecom in the Democratic Republic of Congo. France Telecom also signed an agreement with Deutsche Telekom which led to the creation of the joint venture Everything Everywhere in the United Kingdom on April 1, 2010, and disposed of TP Emitel, a subsidiary of TP S.A. in Poland, in June 2011, and in February 2012 of Orange Suisse as well as its stake in Orange Austria.

In July 2010, the Group launched a new strategic plan, “Conquest 2015”. This initiative is aimed at its employees, customers and shareholders as well as, on a larger scale, at the society in which the Company operates. For more information on France Telecom-Orange’s strategy, see Section 6.2 France Telecom-Orange’s Strategy.

The introduction to Section 6.3 Overview of Business provides information on France Telecom-Orange’s competitive position in its various markets.

The Company’s stock has been listed since October 1997 on both Euronext Paris and the New York Stock Exchange. The listing was part of the French State’s disposal of 25% of its shares to the general public and France Telecom employees. The French State’s interest was subsequently reduced in steps to 53.1% prior to the Act of December 31, 2003 on telecommunications public service obligations and on France Telecom, which authorized the Company’s privatization, eventually taking place on September 7, 2004 when the French State sold an additional 10.85%. As of December 31, 2011, the French State held, directly or together with the FSI (Fonds Stratégique d’Investissement), 26.94% of France Telecom S.A.’s share capital.

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2011 REGISTRATION DOCUMENT / FRANCE TELECOM   28

6  overview of the group’s business

6.1   THE TELECOMMUNICATION SERVICES MARKET

30

Overall background of the Digital Market

30

6.2   FRANCE TELECOM-ORANGE STRATEGY

33

Conquests 2015

33

Innovation, the centerpiece of the Group’s plan

34

Other operational programs

35

6.3   OVERVIEW OF BUSINESS

36

6.3.1  France

37

6.3.2  Poland

59

6.3.3  Spain

76

6.3.4  Rest of the world

89

6.3.5  Enterprise Communications Services

141

6.3.6  International Carriers and Shared Services

152

6.4   EXCEPTIONAL EVENTS

158

6.5   DEPENDENCY ON PATENTS

158

6.6   EUROPEAN REGULATIONS

159

The European regulatory framework

159

Key European regulation events in 2011

159

6.7   SUPPLIERS

166

6.8   INSURANCE

167

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   29

This chapter contains forward-looking information about France Telecom-Orange.  By its nature, the achievement of these targets is subject to numerous risks and uncertainties that may give rise to differences between the stated objectives and actual results. The most significant risks are described in Section 4 Risk factors. Please also consult information under the heading Forward-looking information at the start of this document.

6.1   THE TELECOMMUNICATION SERVICES MARKET

Overall background of the Digital Market

FIGURE 1: GEOGRAPHICAL BREAKDOWN OF TOTAL TELECOMMUNICATIONS MARKET REVENUES, IN BILLIONS OF EUROS

North America
260
264
267
Telecom
GDP
Canada
+2.8%
+2.1%
USA
+0.9%
+1.5%
2009
2010
2011
Europe
305
304
301
Telecom
GDP
Other
+1.4%
+2.8%
Russia
+6.4%
+4.3%
Spain
-3.8%
+ 0.7%
Italy
-1.4%
+0.6%
France
-2.4%
+1.7%
United Kingdom
-2.1%
+0.9%
Germany
-0.7%
+2.7%
2009
2010
2011
Rest of the World
2010
2011
Telecom
GDP
€1,070bn
€1,105bn
+3.2%
+4.0%
Asia Pacific
303
314
333
Telecom
GDP
Other
+9.5%
+4.6%
India
+15.9%
+7.8%
China
+8.2%
+9.5%
Japan
-0.5%
+0.5%
2009
2010
2011
Africa and the Middle East
70
76
83
Telecom
GDP
+10.4%
+4.4%
2009
2010
2011
Latin America
108
114
120
Telecom
GDP
Other
+7.4%
+7.4%
Brazil
+3.8%
+3.8%
2009
2010
2011

Source: Idate, IMF

In 2011 the telecommunications sector was relatively resilient to the global financial crisis. Growth over the medium term is being driven by two main segments: mobile data services and Internet services.

In terms of usage, customers are increasingly interested in speed, triple play and quadruple play offerings, and simplicity, as well as expecting customer assistance and trustworthiness from their carriers.

2010 was marked in particular by:

•

the expansion of social networks, which keep attracting users: Facebook customers amounted to 845 million at end-December 2011 (source: Facebook);

•

the impact of economic uncertainty on telecommunications industry and market in developed countries despite of sustaining growth in the sector.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   30

Telecommunications Sector Developments

The global market for telecommunications services maintained its growth in 2011, up 3.2%, confirming the moderate recovery started in 2010, when it was up 2.3% (source: Idate). This growth approximated the evolution of GDP, which was 4% in 2011, down one point from 2010 (source: IMF).

Overall, the sector resisted the deterioration in the general economic environment fairly well in 2011, but nevertheless did not recover its prior levels of growth, given the still challenging economic situation and the maturity level of some of its markets.

The markets

Mobile services remain the main driver of total growth, showing a significant upturn in 2011 of 6.2%. This market was up 13.1% (source: Idate), with almost 6 billion mobile customers at the end of 2011, due primarily to high growth in mobile communications in the world’s emerging countries. With total revenues for 2011 estimated at around 640 billion euros, mobile devices accounted for over half of all telecommunications services revenues worldwide and represent twice those of fixed telephony (source: Idate). On the strength of an explosion in mobile data usage, mobile broadband gave huge impetus to the sector. The new forms of communication, especially via social networks like Facebook or Twitter, have made it possible to expand mobile data usage.

The increasing demand for broadband mobile services, the appearance on the market of new mobile devices and the development of mobile applications and services are expected to offset the loss of revenues associated with declining voice services.

Fixed-line telephony now accounts for only 21.4% of total telecommunications services, compared with 50% in 2001, mostly due to the migration from fixed line to mobile telephony and a move to IP-based telephony. The decline in fixed telephony continued worldwide: the 2011 revenues from fixed telephony of 236 billion euros are down nearly 18% from 2008.

Internet services have continued to increase, reaching over 228 billion euros in value, and today represent 20.6% of total telecommunications services, nearly the percentage for fixed-line services. But they still do not make up for the fall in value of fixed-line services, where we find a decrease for voice of 22.5 billion dollars versus an increase for data of 13.7 billion dollars, according to Idate (The Global Market for Telecom Services—Markets & Data—July 2011).

Telecommunication sector generally stood up well to the economic slowdown of the past few years, but in order to better serve their customers, operators have had to adapt, under difficult circumstances, to customers’ expectations and new uses. The strategic partnerships forged between telecommunications operators and media companies, such as between France Telecom-Orange and Dailymotion or Skyrock.com, have improved the customer experience with a wealth of service offerings enabling people to exchange, discover and share media.

Geographic regions

When looking at development by geographic regions, growth in telecommunications remains very uneven. The sector’s 1,105 billion euros worldwide are split nearly equally between the advanced countries of North America and Europe and the emerging countries of Latin America, Africa, the Middle East and Asia-Pacific.

Asia-Pacific today represents the biggest telecommunications market in the world, with revenues of 333 billion euros in 2011. China makes up nearly a third of this market (29.1%) and is catching up with Japan, which at 32% has started a slow decline.

Growth of services in Europe stayed negative at -0.8% as compared with -0.4% and -1.6% in 2010 and 2009 respectively. Russia is the growth leader in Europe with very strong positive rates (+6.4%) versus the negative ones of the European Union which saw a fall of -1.9%.

The region of Africa and the Middle East has experienced the world’s fastest growth (+10.4%), but its revenues, about 80 billion euros (Figure 1), are among the lowest.

The large emerging countries are still providing the growth in the market globally, while the gap between them and the advanced countries is getting wider.

In terms of mobile services, the differences between the various markets were more pronounced in 2011, owing to the different maturity levels. The saturated European market posted meager value growth of 0.9% while the Latin American market grew at 8.9% and the Indian and Chinese markets made leaps of 21.1% and 12.5% respectively. Africa and the Middle East also showed double digit growth at 11.6%.

Regarding to mobile phone penetration rates (number of subscribers per 100 inhabitants), it has reached very high levels in the advanced countries, especially wherever there is a strong trend toward prepaid subscriptions (Figure 2). This is particularly true in Italy, where the penetration rate is over 150%, or Germany, where it is 139% (source: Idate). By contrast, emerging economies in Asia and Africa, where SIM card penetration rate is still very low (e.g. 74.4% in China and 74% in Africa and the Middle East), offer significant potential for growth (source: Idate).

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   31

FIGURE 2: PENETRATION OF MOBILE PHONES AND BROADBAND IN 2011 (AS A % OF THE POPULATION)

Source: Idate

In terms of revenues, migration to the Internet has sparked a substantial decline in traditional fixed-line telephony, especially in Europe and Asia-Pacific, where the penetration of traditional telephony is higher and the migration to broadband more advanced. The substitution of mobile for fixed telephony, combined with a switch to IP, is also a reason for this broad decline in revenues. Africa and the Middle East is the only region to maintain a positive growth rate, of 2.6% (Figure 3).

In 2011, the worldwide growth of the Internet market is higher than in mobile market for the first time in most geographic areas, the exceptions being North America and Asia Pacific (Figure 3). Eventhough broadband internet is a newer service and far from achieving its saturation level, the penetration rate is already very high in Europe: According to the ITU (International Telecommunication Union), of the 1.8 billion households in the world, 700 million had a PC in 2011. One third, or 600 million, has Internet access—in comparison with one in five only five years ago. This level of hardware equipment blends two very different penetration rates: 74% in the developed world and 25% in the developing world.

FIGURE 3: ANNUAL GROWTH IN TELECOM REVENUES IN 2011

Source: Idate

Dynamics of the ICT sector and new uses

The telecommunications industry, where information and communication technologies (ICT) come together, has a potential for high growth and value creation.

The major ICT players are moving away from their traditional core businesses and diversifying into related sectors such as information technology and broadcasting. The addition of these new areas is creating an “ecosystem” in which several sub-sectors and different players interact, both in partnership and in competition. The new players can be sorted into four categories: network equipment and handset manufacturers (like Apple, Cisco and Ericsson); network operators (like Orange and Vodafone); suppliers of services via the Internet (like Google and eBay); and content producers (like Canal+ and Sky).

This movement increases competition among the players because it challenges the classic service provider model. However, the reorganization of the ecosystem also generates synergies, because the innovations brought to the market by one player circulate and benefit all strata of the ecosystem. Apple’s entry into the telecommunications market, after initially causing apprehension among telecom operators, has radically changed the way in which mobile phones are used, and led to considerable expansion in the use of the mobile Internet.

2011 was a boom year for mobile Internet. The wide range of services offered and a lowering of prices saw it come into everyday use. Mobile handsets are now being used for much more than simply making calls and sending messages. They are used to read emails, access information, watch television and take photos and videos and share them on the Internet. Mobile handsets have thus become veritable multimedia platforms able to provide access to a multitude of services.

Over the next few years, the handset market should continue to grow rapidly and gain more ground in the ITC sector, according to Cisco research (VNI Global Mobile Data Traffic Forecast 2011-2016, February 2012). While the annual rate of growth in Internet traffic on PCs is expected to be 33% from now till 2015, the rates for televisions, tablets, smartphones and Machine-to-Machine (M2M) could be, respectively, 100%, 216%, 144% and 258%.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   32

The trend towards smartphones, which favors the penetration of new uses such as 3G, Wifi and GPS, is not without consequences for operators. In 2011 smartphones accounted for only 12% of all handsets but over 82% of total handset traffic. A basic smartphone generates 35 times more mobile data traffic than a traditional handset, according to that same Cisco report. In addition, in certain countries, mobile Internet may come to substitute completely for fixed Internet. This growth will need to be supported by a network able to provide reliable, good quality access and increasingly powerful handsets. Operators will therefore need to reinvest heavily, particularly in the new generation of LTE (Long Term Evolution) mobile networks.

FIGURE 4: ESTIMATED GROWTH IN IP TRAFFIC BETWEEN 2010 AND 2015

The robust expansion in IP traffic (Figure 4) is based largely on the increasingly large number of handsets connected to IP networks. The number of such handsets is expected to become twice as great as the total population by 2015. Video Internet traffic is also a major component in the growth of IP traffic. It should account for over 50% of consumer Internet traffic in 2012.

Enterprise Internet traffic will grow faster than the extended IP network (WAN). Overall IP traffic will grow at 18% versus 79% for enterprise mobile Internet and 19% for enterprise fixed Internet (source: Cisco VNI Forecast and Methodology 2010-2015.)

Fixed-line Internet services also shared in this rapid expansion. Pay television, Video On Demand, Internet content and catch-up TV are driving the market forward in the developed countries. Idate estimates that in 2010 there was one television per household in 1.35 billion households in the world, over half of which were located in the Asia Pacific region (source: Idate, Worldwide Television Market - January 2012.)

These new uses, combined with the growing number of users, have also led to an explosion in traffic, requiring large investments of capital to increase network capacities, and to a surge in costs for telecommunications operators. Service quality and network management accordingly remain a priority and a strategic driver for these operators.

6.2   FRANCE TELECOM-ORANGE STRATEGY

On July 1, 2010 Stéphane Richard launched Conquests 2015, the France Telecom-Orange Group strategic project. It is the product of a broad collaboration among the Group’s various units and countries and is organized around four themes: people, networks, customers and internationaldevelopment. The Group’s ambition is to make Orange the preferred choice of all its stakeholders: its customers, its employees, its shareholders and society as a whole.

The year 2011 ended in the context of a difficult global environment for France Telecom-Orange, marked by major uncertainties and accelerating transformations, particularly in the telecommunications sector. More than ever, France Telecom-Orange must adapt to changes in the environment and seize new opportunities that will enable us to realize our strategic objectives.

Conquests 2015

Orange’s men and women, at the heart of our priorities

The Group has an ongoing goal: to base our priorities on our people. The quality of social relations within the Company remains the basis of our performance in every other way.

In France, the new social contract project was launched in 2010, including measures to recruit 10,000 new employees over three years, an employee survey and a new mediation process.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   33

A new organization structure was also put in place to enhance the latitude of operating managers and local management teams.

The launch of Orange Campus sparked a change in managerial culture in France and internationally, with sites iin Poland and Spain.

Lastly, in November 2011 the Group introduced the Orange People Charter, (Charte Orange in French-speaking countries in the AMEA region), based on six commitments the Group has made towards developing its people.

Networks, the foundations of growth

Networks, the spinal column of the digital world, make up the Group’s core business line and area of expertise. They are, more than ever, our key source of growth.

In 2011 the Group spent 12.7% of revenues on capital improvements, of which 55% was on the networks, as can already be seen in:

•

fixed-line, high capacity broadband networks—with the launch of a fiber optic rollout calling for two billion euros by 2015;

•

mobile high capacity broadband—for which the Group has purchased 4G licenses in France, Spain and Belgium;

•

Mobile High Definition Voice, introduced in 14 countries, while 3G was launched in 13 countries of Africa and the Middle East, and 2,065 solar sites are up and running in 18 countries.

The french regulator (Arcep) has ranked the Group at the top of mobile networks in France, with speeds measured at two- to five-times faster than its competitors’ (source: Arcep - 2011 Results of the Quality Report on Voice and Data Services of 2G and 3G Mobile Networks in Continental France).

Customers

It is the objective of the France Telecom-Orange Group to be for its customers a comprehensive, popular, trustworthy carrier and to become their preferred partner for all their digital experiences. In a highly competitive sector, service quality improvements, awareness of user needs and customer satisfaction are critical issues for the Group.

The Customer experience 2015 program was launched in 2011 in all the European and AMEA countries, involving these areas: service quality, simplification and segmentation of product offerings, simplified relationships in all sales channels and recognition of customer loyalty.

The Group has positioned itself in Europe with such new offerings as contactless services (NFC), machine-to-machine communications and cloud computing.

In the AMEA region, the Group continues to develop products and services tailored to local markets, such as Orange Money.

International development

The Group’s international development is based on several objectives being met over the next three years:

•

reaching 300 million customers worldwide (vs. 226 million at the end of 2011);

•

in the emerging markets: doubling revenues to 7 billion euros and achieving 1 billion euros of revenue in the B2B market.

In terms of this development strategy, significant events of 2011 included:

•

new acquisitions or equity investments in telecommunications operators: Meditel in Morocco (end 2010), Korek Telecom in Iraq, and CCT in the Democratic Republic of Congo;

•

continuation of the policy of partnerships and collaboration with the signing of a strategic partnership framework between Orange and China Telecom, and the creation of a purchasing joint-venture with Deutsche Telekom, Buyin, for the purpose of reducing costs through economies of scale (price, volume) and increasing standardization in purchasing.

2012 Priorities: adaptation to achieve Group objectives

The Group strategic plan, “adapt to conquer”, is the quantified and operational expression of conquests 2015. It makes it possible to quantify the effect of the project on the Group and to determine the resources necessary for implementing it. The plan makes use of specific operating programs that will help us attain our objectives.

Innovation, the centerpiece of the Group’s plan

Innovation is a key factor for the Group in seizing new opportunities and developing its fundamentals.

The Group has defined five fields of innovation for its products and services and two fields to develop and transform its assets and strength. Our research and innovation will focus on these issues:

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   34

•

existing activities, in order to protect and grow revenues from monetizing traditional businesses: communication services and monetization of data;

•

new activities, such as secured transactions and data protection (“safety, identity and privacy”), “cloud services” and the “Internet of things” (integrated solutions for particular sectors like energy or water distribution and transportation);

•

the convergence of access, screens and services as a differentiating and loyalty-building feature in the market (“Orange universe”); networks face major challenges in the coming years – better quality of service, data explosion, deployment of very high broadband as a key differenciator…- and we need to strengthen them and monetize their intelligence towards third parties (other operators or services and content providers) (“smart network”).

The Group has one valuable advantage in meeting the innovation challenge: more than 5,000 research scientists, engineers and technicians around the world. The goal is to make the best use possible of their skills.

This is the purpose of the nova+ program, which lays out three principles for the Group’s innovation chain: joint responsibility of the countries and the markets, involved from the very start in the choice of the innovations to be developed, fully integrated projects, with a single leader to orchestrate resources in research, development and marketing, a clear distinction within the organisation between research, forward planning and conception/rollout.

Among our strategy priorities, six programs were identified as needing sharp acceleration and calling for special attention from the organization: “Orange user interface”, “content aggregation”, “seamless wireless access”, “payment and contactless (NFC)”, “smart cities” and “smart networks for wholesale” intelligence.

New management processes were established for these six programs, which will be managed directly by the Group’s Executive Committee, in order to allow all the relevant teams to work across organizational boundaries and in perfect alignment on their shared objective. The other strategic priorities (e.g. cloud, social communication, M2M…) will remain managed under the existing traditional organization.

Other operational programs

These programs aim to ensure the development of the men and women who work at Orange through the Orange people charter and its French version, the Social Contract.

They are also intended to base Group development on more efficient and more better shared operating models, through these programs:

•

customer Experience 2015, introduced to make Orange the leader in customer service by 2015 in all its markets, by involving all Group business lines in improving service quality, simplification and segmentation of products, better sales service and after-sales service in all channels, the right customer support throughout their Orange experience and loyalty recognition;

•

Chrysalid, set up to identify and encourage operating efficiencies initiatives throughout all operations, business lines and regions, in order to control costs increase – especially in networks, customer relations, marketing and sales – with savings targets of 2.5 billion euros in 2015, including 1.5 billion euros by 2013. The purpose is to improve our current processes while adopting the approaches and business models that will make us the operator of the future. Steps taken in 2011 have enabled savings of 470 million euros including 250 million euros in networks. In 2012, the main savings areas are expected to be networks, customer service and marketing.

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6.3   OVERVIEW OF BUSINESS

(1) The Everything Everywhere customer base in the UK is 50% consolidated in the France Telecom-Orange customer base.

At the end of 2011, the France Telecom-Orange group had 226.3 million customers in the world, an 8% increase over 2010. These customers included 167.4 million mobile phone customers excluding MVNOs (11.3% increase) and 14.4 million broadband customers (5% increase).

The increase in the number of customers is related mainly to mobile services growth in Africa and the Middle East, these areas representing 74.6 million customers on December 31, 2011, an increase of 26.4% (+15.6 million additional customers). Orange Money is being marketed in eight African countries and covered 3.2 million customers at the end of 2011.

In Europe, smartphone use had increased 57% to 16.2 million customers at December 31, 2011. Digital television (IPTV and satellite) was up 24.8% with 5.1 million subscribers at December 31, 2011, located mainly in France and Poland. Lastly, subscriptions to the Deezer service (online music) as part of Orange’s mobile and ADSL offerings reached 1.2 million customers at December 31, 2011. Similarly, the MVNO customer base for the Group in Europe has expanded 21.3% (5.6 million customers at December 31, 2011).

In 2011, the Group generated 45.3 billion euros in revenue.

The Group’s activities are detailed in the Registration Document, broken down by the following operating sectors: France, Poland, Spain, Rest of the World, Business Communication Services, International Carriers and Shared Services. The financial indicators mentioned in this chapter, such as Ebitda and Capex, are financial aggregates that are not defined by IFRS. For more information, see Chapter 9, Section 9.1.5.4 and the Financial glossary appendix. Unless otherwise indicated, the market shares indicated in this chapter correspond to market shares in terms of volume.

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6.3.1  France

6.3.1.1   The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2011	2010	2009
Population (in millions) (1)	65.2	64.6	64.3
Households (in millions) (1)	28.0	28.0	27.7
GDP growth (%) (3)	+1.7%	+1.5%	-2.7%
GDP per person (in dollars PPP) (2)	35,049	33,910	33,237
Change in consumption per household (%) (3)	+0.7%	+1.4%	+0.2%
Source: (1) Insee (2) IMF (3) European Commission

TELECOM SERVICES RETAIL MARKET REVENUES
(IN BILLIONS OF EUROS)

Source: Arcep (Year 2011: year-on-year cumulative to 3rd quarter 2011)

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Arcep (Q3 2011)

Since the second half of 2011, France has seen a slowdown in economic activity in most business segments, fueled by the sovereign debt crisis. This downward trend was apparent at the Company level through a decline in capital expenditures, exports and job creation. Nevertheless, GDP growth for 2011, estimated at 1.7%, turned out slightly higher than the 1.4% seen in 2010 (source: Insee, October 2011). At the same time household consumption slowed down, by 0.7 points.

The telecommunications market followed the same trend and shows signs of flattening out. The total market for electronic communications services fell 3.1% for the year (source: Arcep, January 11, 2012).

The revenue decrease in fixed-line services continued at an annual pace of 2.6%. For the first time, mobile services revenue declined, down 1.4% on the year (source: Arcep, January 12, 2012, calculated year-on-year), while the mobile penetration rate grew by 2.5 points in 2011 to 103.2% as of September 30 (source: Arcep, November 2011).

According to a Médiamétrie study, the penetration rate of household multimedia equipment continued to rise in 2011, with an especially sharp increase in netbooks (up 55%) and touch-screen tablets, which became hugely popular. Thus 73.2% of households had computers at the end of the third quarter of 2011, which was a yearly increase of 2.1 points. The omnipresence of the Internet in all business segments as well in the private sphere constituted a true engine of growth, promoting digital convergence in content and in devices. Televisions, computers, audio systems and mobile phones are all interconnected at this point.

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Fixed-line telephony market

NARROWBAND

	2011	2010	2009
Revenues (in millions of euros)	6,538	7,329	8,483
o/w PSTN access	4,085	4,372	5,097
o/w PSTN calls	2,278	2,717	3,115
o/w narrowband Internet	34	46	72
o/w other (phone cards and public phones)	141	194	199
Number of subscriptions (in millions)	39.8	40.4	41.2
PSTN access	19.7	21.5	24.1
VoIP access	20.1	18.9	17.0
o/w VoIP-only	14.2	12.6	10.5
Traffic	112,433	111,768	109,482
PSTN traffic (in millions of minutes)	41,956	47,402	53,446
VoIP traffic (in millions of minutes)	70,477	64,366	56,036
Source: Arcep (year-on-year cumulative to Q3 2011)

At end September 2011 the number of fixed telephone subscribers had fallen 1.6% from the prior year, owing to the decline in the switched telephone network, partly offset by the 6.3% increase in Internet telephony. This trend has been growing stronger since early 2010 with the reduction in the number of double telephone subscriptions (PSTN and VoIP) in favor of single VoIP subscriptions (dual play, triple play and quadruple play offers).

Revenues from fixed-line services (fixed-line telephony and Internet) continued to decrease (down 2.6% yearly as of end September 2011) owing to the decline in subscriptions (down 8.5% yearly as of end September 2011) and in message volume (down 11.5%). The expansion of ADSL offers proposed by a lot of providers that include unlimited calling to mobile phones from modem/routers also hurt revenues from out-of-bundle VoIP traffic.

BROADBAND AND HIGH CAPACITY BROADBAND

	2011	2010	2009
Revenues (in millions of euros)	9,572	9,213	7,398
o/w Internet access and VoIP service	7,847	7,578	6,234
o/w billed VoIP calls	700	755	691
o/w other Internet access revenues	1,025	880	473
Number of subscriptions (in millions)	22.4	21.3	19.8
Broadband	21.8	20.9	19.5
o/w ADSL	20.7	19.9	18.586
o/w other broadband subscriptions	1.1	1.0	0.957
High capacity broadband	0.6	0.5	0.288
Number of IPTV subscriptions (in millions)	11.7	10.7	8.8
% of lPTV in ADSL access	56.5%	53.8%	47.5%
Sources: Arcep (year-on-year cumulative to Q3 2011)

The total number of broadband and high capacity broadband Internet subscriptions continues to increase, at an annual rate of 5% as of end September 2011. ADSL represents 92.5% of these customers, while high capacity broadband (fiber optic access) grew by 29.3% over the first nine months, to 600,000 customers at end September 2011.

The growth in revenues from broadband and high capacity broadband continued, linked to the greater number of customers, but was negatively impacted by a decrease in revenues from broadband voice communications, once these became included in certain single-price packages for calls to mobile phones.

ISP revenues from multiplay packages as well as subscriptions and communications on VoIP services, which accounted for 89.3% of total revenues from broadband and high capacity broadband, were up 2.6%.

The increase in usage was buoyed by the growth in social networks, television, and downloading music and video. Television over ADSL has experienced strong growth, with the proportion of ADSL subscribers taking a television service up 2.7 points, to 56.5%.

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Mobile telephony market

	2011	2010	2009
Revenues (in millions of euros - excluding revenues from incoming calls)	19,243	19,511	19,031
o/w voice	14,137	15,006	15,249
o/w messaging (SMS, MMS)	2,601	2,416	2,213
o/w access to data	2,505	2,089	1,571
Number of customers (in millions)	67.0	65.1	61.5
o/w subscriptions	48.1	46.4	42.7
o/w pre-paid	18.9	18.7	18.8
o/w active 3G customer base	26.0	22.9	17.4
o/w Internet data subscribers only	3.0	2.7	2.1
Average bill (euros per month, year-on-year)	25.1	26.7	26.6
Traffic (in millions)
minutes from mobile phones	105,983	103,235	101,204
number of SMS	136,834	103,186	63,351
AUPU (minutes per month)	134	137	146
Sources: Arcep (year-on-year cumulative to Q3 2011)

The number of subscribers to mobile telephone services (number of SIM cards in use) was 67 million at the end of the third quarter of 2011, or a yearly increase of 3%. This growth is attributable both to our ongoing work on improved network quality, accommodating expanded use of mobile multimedia (Internet and email) and to our greater use of unlimited offers.

The mobile penetration rate is 105.5% of the population at end December 2011 (source: Arcep fourth quarter 2011), up nearly 5 points on the year.

The growth in subscriptions started to slow down (to 3.7% versus 8.6% the year before), largely due to slower growth in cards for non-telephone uses (Internet-only cards and cards for communications equipment). Nonetheless, the proportion of customers with single-price packages has not stopped growing and represents seven out of ten customers (source: Arcep January 2012). Blocked contracts have grown, letting customers control their usage in tight economic times. Prepaid cards grew nearly six points as operators appeared with inexpensively priced international calling plans, in particular to emerging countries.

The rate of growth in customers using the 3G network remained high, in line with the growth both of higher performing mobile handsets and of unlimited mobile Internet plans. At end September 2011 this annual growth rate was 13.7%, though this was slower than at the end of 2010.

While the volume of mobile telephone usage remained stable, SMS volume grew by 32.6% on the year as unlimited offers proliferated.

Revenues from mobile telephony saw a slight deceleration (down 1.4% annually at end September 2011 versus up 2.5% in 2010) due to the elimination of the reduced VAT on broadcast access as of February 1, 2011 and also to the price decline and stagnation in the volume of communications. On the other hand, revenues from data transfer (SMS and MMS messages, and Internet access) grew by 13.3%, although at a lesser pace than in 2010 (+19%).

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6.3.1.2   The Competitive Environment

Fixed-line telephony and Internet

BROADBAND MARKET SHARE

Source: Orange (2011 data as of end September 2011)

In 2011, France Telecom-Orange’s main competitors in the consumer fixed-line telephone market were SFR-Neuf Cegetel, Free, Bouygues and Numericable.

Despite heightened competition, Orange remained the broadband Internet market leader, with a market share at end September 2011 of 42.3%, down by 0.9 point compared with 2010. SFR lost 0.5 point while Bouygues picked up 1.2 points, cable operators 0.3 point and Free 0.1 point, virtually unchanged. The arrival of Iliad group on the mobile market could make Free more attractive on the Internet broadband market in 2012.

Internet offerings increased during 2011, with a proliferation of unlimited calling plans from a modem/router to a nation’s mobile phones. SFR and Free marketed offers for their new modem/routers with enhanced functionality and content. In April 2011 Orange simplified its product line and introduced two new, customizable, enhanced-content offers (Livebox Zen and Livebox Star). All the major ISPs employed the same strategy, which was to enhance their triple play offers and upgrade their hardware, together with a pricing increase. Quadruple play offers were highly successful. Introduced at Orange and Bouygues in 2010, these group fixed-line telephony, mobile, Internet and television into one package. They now also include unlimited calling to mobile phones plus added services. SFR does not offer quadruple play, strictly speaking, but a Multipack offer which allows the customer to build up discounts from his or her fixed and mobile subscriptions.

In contrast, we see new virtual operators appearing on the ADSL market, such as Prixtel, who offer cut-rate plans with Internet access and full unbundling, with no commitments and no cancellation charges.

High capacity broadband

In December 2008, the major operators rolling out fiber optic (Orange, SFR, Free and Numericable) had undertaken to work together to standardize technical solutions for pooling the terminating segment of fiber optic networks (see the Section below on the regulatory environment).

The number of high capacity broadband subscriptions was estimated at 600,000 at end September 2011, of which 175,000 were fiber-to-the-home (FTTH) or bottom-floor connections, and 425,000 fiber optic connections with coaxial termination (source: Arcep third quarter 2011). At the same date, the total number of households open to FTTH was 1,350,000, an increase of 11.6% from June 30, 2011.

Numericable already has a substantial high capacity broadband network of over 8.2 million terminal connections, built on ultra high speed cable and fiber.

In July 2011, Orange introduced a wholesale scheme for expanding fiber optic networks to subscribers outside very densely populated areas. This arrangement, offered to all other operators, will pool capital spending made in these less profitable areas while maintaining competition on the retail market. After it was introduced, Free and Orange entered into a co-financing arrangement to install fiber optic networks to the end-user throughout some 60 communities totaling five million households.

Mobile telephony

MOBILE MARKET SHARE

Source: Orange (2011 data as of end September 2011)

The slower growth in revenues, despite growth in the number of mobile phones in use, reflects heightened competition. Creating value in data communications has become essential to offsetting the drop in voice revenues that has occurred as unlimited calling offers have become commonplace. Differentiation in the market is no longer largely a matter of offering numbers of hours but volumes of data, plus content included in the package price.

The elimination in January 2011 of the tax law allowing telecommunications operators to apply a reduced rate of VAT forced operators to make up that loss via revenue.

Additionally, new virtual operators appeared on the market such as Numericable, Prixtel and la Poste Mobile, while those already there, such as Virgin and NRJ, strengthened their position with completely unlimited, low-price offers for voice, data and texting as well as packages with no commitment and no handset fees. In this way, virtual operators picked up market share in 2011 at the expense of traditional operators – 12.7% in December 2011 versus 8% a year earlier (source: Arcep: 4th quarter 2011).

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The reaction from the three operators—Orange, SFR and Bouygues—was to modify their offers (such as SFR’s Square Deals or Orange’s Origami) and leverage their Internet subscriber base by offering low-priced quadruple play plans. They also expanded their no-handset, single-price plans, which carry a monthly discount on the basic rate, and introduced new, no-commitment offers sold only on line. Orange offered Sosh, Bouygues Telecom B&You, followed by SFR’s line of low-priced packages, RED. These new plans are similar to the no commitment, no handset fee plans offered by the MVNOs.

Finally, in anticipation of Free Mobile’s (Iliad group) arrival in the market in early 2012, Orange and Free Mobile signed a national 2G and 3G roaming contract in March 2011 (see Section 9.1.1.4 Key events). In early 2012, Free encountered a number of problems in its mobile network. Despite the presence of roaming between the Free Mobile and Orange France networks, these difficulties did not impact Group infrastructures or Orange customers.

6.3.1.3   The Regulatory Environment

French legal and regulatory framework

The electronic communications sector is primarily governed by the French Postal and Electronic Communications Code (CPCE) as well as Bylaws relating to e-commerce, the information society, consumer protection and data protection. The audiovisual communication services produced or distributed by the France Telecom-Orange Group come under the specific regulations governing this sector and are managed by the law of September 30, 1986.

For information concerning risks linked to regulation, see Section 4.2 Legal Risks.

Regulatory Authorities

The Arcep (Autorité de Régulation des Communications Electroniques et des Postes) is the body responsible for regulating the electronic communications sector in France.

The French Competition Authority, established in January 2009 following the restructuring of the French Competition Council, is an independent government authority responsible for ensuring open market competition and compliance with government economic policy. It has jurisdiction over all business segments, including the electronic communications sector. This Authority has its own investigations department and sanction powers for anti-competitive practices.

The ANFR (Agence Nationale des Fréquences - French national agency for frequencies) is responsible for planning, managing and controlling the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is the domain of 11 controlling authorities: government ministries, the Arcep and the French Broadcasting Authority (CSA). The Arcep and the CSA are in turn responsible for allotting to users the frequencies they control.

The CSA is an independent government authority established by the law of January 17, 1989 responsible for ensuring the freedom of audiovisual communication in France, i.e., radio and television, by any electronic communication process, under the terms and conditions defined by the law of September 30, 1986.

Key Events

Transposition of the new EU regulatory framework for electronic communications known as the “telecoms package”

In 2009 the European Parliament and Council passed a reform of the electronic communications regulatory framework for the purpose of fostering competition and supporting the rights of consumers. It consisted of two directives: 2009/140/EC and 2009/136/EC. This new telecoms package aims to increase the autonomy of national regulators while ensuring improved regulatory consistency. To that end, it established the Body of European Regulators for Electronic Communications (BEREC) and provides for a functional separation as a possible, extraordinary remedy if other remedies fail to ensure effective competition and if serious competitive problems persist.

Moreover, these specific provisions are intended to maintain and foster competition primarily in the following respects:

•

improved information available to consumers;

•

reducing to one day the portability time for fixed and mobile numbers;

•

objectives for promoting user access to electronic communications services, as well as arbitration authority granted to the Arcep to settle disputes between operators and content providers regarding Internet neutrality. In this area, however, the European Commission acknowledges that operators shall have the discretion to set different quality levels service by service. Customers must also be given personal data protection guarantees.

The French government transposed the “telecoms package” into French law by Ordinance no. 2011-1012 on electronic communications, dated August 24, 2011, following the adoption of the Enabling Act no. 2011-302 of March 22, 2011. The process of approving the law ratifying the Ordinance and the texts constituting the regulatory aspect of the transposition is currently underway.

Controversy over mobile phone masts

Comop/Copic

In 2009 the Government set up an Operational Committee (Comop) to perform a rigorous scientific assessment of the possibility of reducing human exposure to radio waves and to do so by calling on all interested parties. This technical work, the complexity of which was seriously underestimated when begun, continued through 2011. The first assessments of the exposure to radio waves emitted by mobile phone masts in the towns that volunteered for the study showed that it is very weak. The outliers, where exposure was significantly greater than the observed average, need to be inventoried so that they can be reduced.

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In parallel with the technical work, a methodology to inform and consult with residents on plans to install new towers was devised and needs to be tried out. In the summer of 2011 the Comop became known as the Copic and was tasked with studying the recommendations that came out of the 2 years of work, principally the field testing.

Decision of the French Administrative Supreme Court (Conseil d’Etat) on the powers of Mayors

Basing its decision on the legal framework provided by the French Postal and Electronic Communications Code, which thoroughly lays out the special policy on electronic communications that is administered by the Minister of Electronic Communications, the Postal and Electronic Communications Regulatory Authority (Arcep) and the National Frequencies Agency (ANFR), the French Administrative Supreme Court ruled that town and city mayors could not use their police powers to regulate the installation of mobile phone masts.

IARC classification of radio waves

The International Center for Cancer Research, a division of the World Health Organization, has classified electro-magnetic fields from radio frequencies in Group 2B of its schema, i.e. “possibly carcinogenic for humans”. This classification reflects the fact that the link between cancer and radio waves has not been demonstrated by current scientific data. This is a reason for further research and preserving the precautionary measures that operators have been taking for several years, including earbud kits that come with the phone. No special measures have been adopted by WHO or by the French Government as a consequence to these findings.

Amended Finance Law 2011 and Finance Law 2012

The French Amended Finance Law of 2011 and Finance Law of 2012 provides the following tax reforms:

•

modification of the taxable basis for the tax paid by distributors of television services and allocated to the French national center of cinematography and the moving image (CNC). The CNC is the beneficiary of this tax, calculated as a percentage of revenues but not to exceed 229 million euros, with any surplus beyond that going towards a reduction of the deficit in the State budget;

•

for 2012 and 2013, a special 5% increase in the income tax applicable to large corporations;

•

a new tax benefiting ANFR to cover the costs incurred in gathering and processing claims by users of DTTV concerning interference from the operation of 4G radio transmission facilities.

Law on private copying fees

The law adopted by the Parliament on December 19, 2011 changes the national rules on private copying fees, thereby inserting into the Intellectual Property Code the case rulings made by the Administrative Supreme Court on the matter.

The legitimate acquirer of a work has the option of reproducing that work without the prior consent of the author, if it is for his own personal use. But against that he is subject to the private copying fee, levied on the available memory capacity of media devices. Orange is liable for this fee on certain devices that it markets.

The private copying fee law stipulates that only copies made from lawful sources can create a right to compensation. The mechanism for payment or exemption through conventional means, moreover, is broadened to include purchasers of recording devices for purposes other than private copying, and these are primarily professionals. When recording devices are offered for sale, the fee must be brought to the attention of the purchaser, together with a notice explaining the fee and how it is used.

Finally, this law allows the ad hoc Commission, charged with determining which devices are covered and the amount of fees, one year to bring such fees into line with new legal requirements based on usage studies.

Law on guidelines and programming for the conduct of internal security (LOPPSI 2)

The law on guidelines and programming for the conduct of internal security (LOPPSI 2), passed by Parliament on March 14, 2011 and mainly concerning duties of police and military concerned with civil order for the period 2009-2013, contains a number of provisions affecting the electronics sector.

In Article 6 of Law no. 2004-575 of June 21, 2004 for confidence in the digital economy, LOPPSI 2 puts a duty on Internet service providers to block pedophilic pornographic sites simply on demand of the Office Against Information and Communications Technology Crime (OCLCTIC), without prior court order.

In addition, this law amends Article L. 34-3 of the Postal and Electronic Communications Code to now require mobile operators to block mobile devices for four business days from the time they receive an official declaration of theft from the police or gendarmerie.

The Hadopi 1 and 2 Laws – their implementing decree

The set of rules provided by the laws of June 12, 2009 to promote the dissemination and protection of created works on the Internet (known as the Hadopi law) and of October 28, 2009 concerning the criminal protection of literary and artistic property on the Internet (called Hadopi 2) were supplemented by the Decree of March 11, 2011 concerning automated processing of personal data authorized by Article L. 331-29 of the Intellectual Property Code titled “A system for applying measures for the protection of works on the Internet”.

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This decree amends the procedure originally contemplated in the “System for applying measures for the protection of works on the Internet” of March 5, 2010, whose purpose was to authorize under certain conditions the automated processing of personal data of subscribers covered by the graduated response process. The new clauses modify the last phase of the graduated response by calling for the automated forwarding of case files to the public prosecutor so that the latter may decide whether to start criminal proceedings against subscribers flagged for gross negligence.

Low-income mobile rates

During the round table of March 7, 2011 under the auspices of the Minister for the Digital Economy, Eric Besson, and the Secretary of State for Consumers, Frédéric Lefebvre, Orange, together with other mobile telecommunications operators, signed an agreement binding them to offer a low-income mobile phone plan for people receiving public aid. This offer was to meet specifications set by the government so as to qualify as a certified low-income rate.

This certification was awarded to Orange in September 2011 for its RSA Blocked Plan, which met the required criteria, in particular a package including 40 minutes of calling and 40 text messages for a limited price, as well as no time commitment and no cancellation charges.

Infrastructure and networks

Fiber installations in new buildings starting April 1, 2012

A new implementing decree for the Anti-Digital Divide law of December 17, 2009 was adopted on December 14, 2011 amending Article R. 111-14 of the Construction and Dwellings Code, which deals with optical fiber in new buildings. The decree provides that in high-density areas and under conditions defined by a ministerial order, the number of fiber cables per dwelling shall be as many as four. Moreover, the decree is broadened to include all buildings for which a building permit is requested from April 1, 2012 onward.

New regulation for a census of underground, aerial and underwater networks.

Following Grenelle 2, the government decided to establish a new regulation effective as of July 1, 2012 to prevent damage to pipelines and underground networks whenever construction requires digging. This reform of the decree of October 14, 1991 concerning requests for information and declarations of intent to build, puts new obligations on all companies that manage infrastructure and all network operators. Henceforth a single office for network mapping, under the aegis of Inéris, will identify operating companies and make a survey of their networks.

The office is opened from April 1, 2012, free of charge to project owners and builders, who applies there for their building permits. Companies doing underground work are also required to furnish geo-coded maps with their permit applications. These new provisions call for user fees to finance the single office where applications shall be submitted for electronic communications installations, which are projects considered to be economically critical. The size of the fees will be determined by order of the Minister of Transport and Distribution Network Security and are expected to be published at some point in 2012.

2012 Outlook

Completion of the transposition of the regulatory component of the new European electronic communications framework known as the “telecom package”: regulatory component.

Ordinance no. 2011-1012 dated August 24, 2011 concerning electronic communications constitutes the legislative component of the telecom reform package. This set of rules will be supplemented by a regulatory component that includes:

•

an Administrative Supreme Court decree pursuant to the Data Privacy Law concerning the prevention and notification of personal data violations;

•

an Administrative Supreme Court decree transposing the new European regulatory framework into the French Postal and Electronic Communications Code (CPCE) and providing heightened security against interceptions of electronic communications;

•

a decree amending the duties of operators contemplated in the CPCE in accordance with the new European framework.

Drafts of all these decrees have been submitted for comment to the Consultative Commission for Electronic Communications (CCCE), the Superior Commission of Postal and Electronic Communications Public Services (CSSPPCE) and the National Digital Council (CNN). The National Data Privacy Commission must also issue an opinion on these drafts. Then the Administrative Supreme Court is to rule on the decrees that fall within its jurisdiction.

Controversy over mobile phone masts

Copic will continue its work, including measures to check the coverage impact of lowered power in mobile phone masts.

Bill strengthening consumer rights, protection and information

On June 1, 2011 the Council of Ministers adopted a bill to strengthen consumer rights, protection and information in the main aspects of everyday living, and specifically in the area of electronic communications. The bill was reviewed and passed on first reading by the National Assembly and then the Senate, in December 2012. The text was not then included in the parliamentary agenda, in preparation for its second reading in the National Assembly. Parlementary Cession has been suspended on March 7, 2012.

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Low-income Internet pricing

As part of the continuing low-income mobile tariffs, in September 2011, Orange made a commitment to the French government to offer a low-income Internet rate. This offer, available from February 2012, enables low-income households to access broadband Internet at up to 20 Mbits/s as well as unlimited telephone calls to fixed lines in metropolitan France and French overseas departments. It meets the requirements laid down by the government, being available throughout metropolitan France at a monthly rate of 23 euros (incl. VAT), including Livebox rental, and having no deposit, prepayment for usage, or activation costs, and no obligation to commit for a specific time period.

Regulation of mobile telephony

Frequency spectrum management

The French Postal and Electronic Communications Code gives the Arcep responsibility for assigning the frequencies used for electronic communications. In the event of scarcity of resources, it establishes the principles for selecting candidates when the Minister of Electronic Communications calls for applicants, on recommendation by the Arcep, using criteria related to terms of use or by an auction process.

The frequency spectrum management required for personal mobile television (PMT) comes under the responsibility of the CSA as does the whole spectrum allocated to broadcasting (DTTV, TDR, FM radio).

Allocation of 800 MHz and 2.6 GHz frequencies for high capacity broadband

After the allocation in January 2010 of the fourth 3G license to Free Mobile followed by the allocation in June 2010 of two residual channels in the 2.1 GHz band to Orange and SFR, a significant event of 2011 was the start, on June 15, of the process for allocating so-called 4G frequencies in the 800 MHz and 2.6 GHz band for new high capacity broadband.

The process took place in two stages, with candidates applying for 2.6 GHz on September 15 and for 800 MHz on December 15, 2011. In the 2.6 GHz band, Orange France and Free Mobile each obtained one 20 MHz channel for 287 million euros and 271 million euros, respectively. Bouygues Telecom and SFR each obtained one 15 MHz channel for 228 million euros and 150 million euros, respectively. The Arcep granted its authorization to Orange France on October 11, 2011 for a period of 20 years.

The 800 MHz band, also called the “digital dividend”, refers to the 790-862 MHz band, that is, the portion of frequencies freed up with the analogue television switch-off on November 30, 2011 in keeping with the planned schedule and now allotted exclusively to use by electronic communications.

In this band, four blocks were offered in the call for candidates, with varying reserve prices. Block A of 10 MHz, the nearest to DTTV frequencies, had a minimum price of 400 million euros; blocks B and C of 5 MHz, 300 million euros each; and block D of 10 MHz, 800 million euros minimum. Orange France won Block D for about 891 million euros; SFR won Blocks B and C together for about 1,065 million euros, and Bouygues Telecom won Block A for about 683 million euros. The Iliad Group (Free Mobile) was a candidate, but won no frequencies. Free Mobile does have roaming access rights, however, on the SFR network. The Arcep granted its authorization to Orange France on January 17, 2012 for a period of 20 years.

The authorizations carry with them certain coverage requirements. In particular, 99.6% of the population must be covered by high capacity broadband mobile within 15 years and there is a special, 800 MHz-only rollout scheduled for rural areas, with closer deadlines of between five and ten years.

Each operator agreed to allow Full MVNOs (1)  on its high capacity broadband network, and the three companies awarded 800 MHz frequencies committed to provide increased coverage.

The following table summarizes the principal frequency allocations made in the bands used for mobile services:

800 MHz Digital Dividend (790-862 MHz)	• authorizations given to Bouygues Telecom, Orange France and SFR in January 2012 for 10 MHz each. Free Mobile has roaming access on the SFR network.
900 MHz

•   2G/3G operators authorized to refarm the 900 MHz band for 3G since February 2008;

•   sale back to the fourth candidate, Free Mobile, of 2 x 5 MHz in high-density areas by Orange France and SFR on January 1, 2013 and by Bouygues Telecom in the remaining parts of the country since July 12, 2011.

2.1 GHz	• Free Mobile awarded the fourth 3G license, with a 2.1 GHz channel; • two other channels awarded to SFR and Orange France in May 2010.
2.6 GHz	• authorizations given to Orange France and Free Mobile in October 2011 for 20 MHz each, and to Bouygues Telecom and SFR for 15 MHz each.

(1)  A full MVNO operates his own core network components and his own applications platforms; this entitles him to receive call termination fees.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   44

3G coverage commitments

The commitments made at the time UMTS licenses were awarded in 2001 called for coverage of 98% of the population by August 2009. Following an audit of these commitments by the Arcep in 2009, the Authority put Orange on notice to honor its obligation to cover 98% of the population by the end of 2011, with an intermediate milestone of 91% by the end of 2010. Orange honored this commitment.

On February 12, 2010 the three mobile carriers—Bouygues Telecom, Orange France and SFR—signed an agreement to share 3G network infrastructures, anticipating coverage by the end of 2013 of approximately 2,500 sites in the country’s least populated areas. Added to this agreement was an agreement signed on July 23, 2010 with Free Mobile outlining how that operator would fit into the plan in the future.

3G COVERAGE OBLIGATIONS AND ACTUAL COVERAGE OF THE THREE OPERATORS

France	Orange	SFR	Bouygues Telecom	Free Mobile
3G coverage obligations (initial authorizations or following the Arcep’s formal notices to perform in December 2009)	91% end-2010 and 98% end-2011	88% end-2010, 98% end-2011 and 99.3% end-2013	75% as of end-2010	90% as of 01/2018
3G coverage of the population at end-2011 (source: operators’ publications)	98%	98%	82% as (end-2010)	27% in January 2012

REGULATION OF MOBILE CALL TERMINATION BY THE ARCEP

MTR euro cents/min	Market analysis 1st cycle			Market analysis 2nd cycle			Market analysis 3rd cycle
				Price cap 1	Price cap 2 (December 2008 decision) (1)		(March 2011 decision)
	2005	2006	2007	January 2008- June 2009	July 2009- June 2010	July 2010- December 2010	January 2011- June 2011	July 2011- December 2011	January 2012- June 2012	July 2012- December 2012	January 2013- June 2013
Orange France	12.50	9.50	7.50	6.50	4.50	3.00	3.00	2.00	1.50	1.00	0.80
SFR	12.50	9.50	7.50	6.50	4.50	3.00	3.00	2.00	1.50	1.00	0.80
Bouygues Télécom	14.79	11.24	9.24	8.50	6.00	3.40	3.40	2.00	1.50	1.00	0.80
Asymmetry	18%	18%	23%	31%	33%	13%	13%	0%	0%	0%	0.00
(1) For Bouygues Télécom, decision 2010-0211 dated February 18, 2010, setting the tariff for the second half of 2010 at 3.40 euro cents

Mobile termination rate

In May 2011, the Arcep adopted a pricing framework for mobile voice call termination services in continental France by Orange France, SFR and Bouygues Telecom for the period July 1, 2011 to December 31, 2013. In this regard, the Arcep set symmetric mobile termination rates for the three operators as of July 1, 2011. On the other hand, in its draft ruling issued on December 13, 2011, the Authority proposes to introduce asymmetric Mobile Call Termination Rates for Free Mobile, Lycamobile and Oméa Télécom, so as to offset the temporary extra costs arising from their status as new entrants. On March 13, 2012, Arcep notified its draft decision on the regulation of the mobile voice call terminations of Free Mobile, and Lycamobile and Oméa Télécom to the European Commission and European regulators. The Authority deemed it appropriate to apply the following rate framework: a maximum of 2.4 euro cents per minute until June 30, 2012; an initial reduction to 1.6 euro cents per minute for a six-month period starting July 1, 2012; followed by a second reduction to 1.1 euro cents per minute for a 12-month period starting January 1, 2013.

Even if the impact on wholesale revenues is negative, a uniform drop in MTRs is largely neutral on the wholesale business profitability of an operator such as the Orange group which has both fixed-line and mobile operations. The asymmetries granted to the new entrants have been incorporated into the Group’s forecasts.

SMS termination rate

On July 22, 2010, the Arcep took a decision based on the review of the wholesale market for SMS terminations on mobile networks in France. It sets the maximum rates for SMS terminations invoiced between mobile operators that will reach one euro cent per SMS as of July 2012.

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Euro cents/SMS	2009	February 2010	October 2010	July 2011	July 2012
Orange France	3.00	2.00	2.00	1.50	1.00
SFR	3.00	2.00	2.00	1.50	1.00
Bouygues	3.50	2.17	2.17	1.50	1.00

On February 17, 2012, as part of the regulation of new entrants to the mobile telephony market (Free Mobile, Lycamobile and Oméa Telecom), the Arcep announced its decision to conduct an analysis of the wholesale SMS call termination market. Following preparatory work, a public consultation will be launched during 2012.

Regulation of fixed telephony and broadband Internet

Since July 2008, excluding retail offerings for fixed telephony under Universal Service, all of France Telecom-Orange’s regulatory obligations concerning fixed telephony retail (access and communication) on the consumer and business markets have been lifted. There is no ex ante regulation over France Telecom-Orange retail broadband offers in the residential and business markets. Accordingly, the regulation of fixed-line services in France involves retail offers falling within the scope of the universal service and wholesale offers so as to ensure effective competition in the retail markets (call origination, call termination, wholesale line rental, unbundling, bitstream).

Universal Service

France Telecom-Orange applied for and was designated Universal Service operator for telephone services for the period 2009 to 2012. A new call for candidates was tendered for the public phone component, which had also been awarded to France Telecom-Orange for two years in November 2009. France Telecom-Orange once again was a candidate and was designated universal operator in charge of public phones in February 2012 for a new two-year term.

Principles governing the price capping of Universal Service fixed-line communications

Universal Service rates are subject to price caps for the duration of the allocation for two rate service batches, one representing subscribers located in mainland France, the other representing subscribers in French overseas departments. The average annual price of each batch is set so as to reflect changes in the consumer price index (excluding tobacco products), less reductions in mobile and fixed-line call termination rates, and less 3% productivity gains representing the minimum level that France Telecom-Orange is expected to pass on to its customers. The price cap for the 2009-2012 period set in January 2011 by the regulatory authority was reflected in April 2011 by lower communication prices from France’s overseas departments and from continental France to the overseas departments. The rate on fixed-line communications to mobile phones in the “continental batch” also decreased as of December 1, 2011.

Low income plans under Universal Service

As part of the Universal Service, France Telecom-Orange offers a low income plan for PSTN access at a price of 5.43 euros (ex-VAT) (representing a reduction of 60% of the regular price). As a result of the public consultation of the Ministry of the Economy and under an agreement with the State, Orange offered a low-income Internet plan of 20 euros per month (incl. VAT), plus 3 euros (incl. VAT) for monthly Livebox rental. This offer, introduced in February 2012, is not part of Universal Service.

Regulation of fixed-line services wholesale offers

Cut in fixed-line call termination rates (FTRs)

In July 2011 the Arcep published its latest analysis of the fixed-line telephone markets (third analysis cycle) for the period 2011-2014, according to which France Telecom-Orange will have to apply call termination rates that reflect the incremental long-term costs of a generic efficient operator who has installed a new generation network (NGN). As part of this new analysis, the asymmetry of Mobile Call Termination Rates enjoyed by France Telecom-Orange’s competitors has been eliminated.

Caps in euro cents per minute	France Telecom-Orange FTR	Alternative operators’ FTR	Asymmetry level
Year 2007	0.5486	1.088	98%
Q1 - Q2 - Q3 2008 change	0.4935 -10.0%	1.088 0.0%	120%
Oct 1, 2008 change	0.45 -8.8%	0.9 -17.3%	100%
Oct 1, 2009 change	0.425 -5.6%	0.7 -22.2%	65%
Oct 1, 2010 change	0.4 -5.9%	0.5 -28.6%	25%
Oct 1, 2011 change	0.3 -25%	0.3 -40%	0%
July 1, 2012 change	0.15 -50%	0.15% -50%	0%
January 1, 2013 change	0.08 -46.6%	0.08 -46.6%	0%

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Rate changes for wholesale offerings subject to cost orientation (unbundling, analog and digital wholesale line rental, and call origination)

In 2011 France Telecom-Orange published new, lower rates for the regulated wholesale offers (mainly partial unbundling, services related to unbundling, and wholesale line rental). The rate for full unbundling was not changed, however. It should be noted that France Telecom-Orange is still ranked below the European average for wholesale rates related to fixed-line service offers (see Section 6.6 Regulations).

Rate changes on the bitstream offers

France Telecom-Orange is required to provide third-party operators with a DSL access and aggregation service (called bitstream) enabling them to offer their own broadband service throughout France. This wholesale offer is purchased from France Telecom-Orange by third-party operators in areas where they generally do not use an unbundling offer, and represented under 20% of broadband lines purchased by such third-party operators. The Arcep’s market analysis decision no. 2011-0669 of June 14, 2011 withdraw the regulated rate in areas where there is a third-party operator offering a bitstream product (i.e., about 80% of lines) and requires that rates be based on costs in the remaining area. This led to a new pricing scheme, taking effect in September 2011.

France Telecom-Orange’s obligations regarding cost accounting and accounting separation in the fixed-line business

The Arcep’s decision no. 06-1007 of December 7, 2006 sets forth France Telecom-Orange’s obligations as to cost accounting and accounting separation in the wholesale and retail businesses. When the retail activities use network resources that correspond to wholesale services subject to a separate accounting obligation, these resources are valued in the separate accounts at wholesale rates and not at cost. These obligations were first implemented in 2007 in respect of FY2006. The fiscal year was deemed compliant by the Arcep and has been extended to every year since.

Regulation of high capacity broadband Internet (FTTH) and increased speed on copper (FTTC)

Key Events

January 18, 2011	Approval by the Minister of Electronic Communications of the decision relating to special regulations that apply outside densely populated areas
March 8, 2011	Opinion of the Competition Authority concerning drafts of market analysis decisions 4 and 5
May 26, 2011	Opinion of the European Commission concerning drafts of market analysis decisions 4 and 5
June 14, 2011

Decisions no. 2011-0668 and 2011-0669 concerning analysis 4 and 5 of relevant markets, together with a recommendation to local municipalities specifying the regulatory framework relating to higher speeds

June 14, 2011

Recommendation by the Arcep concerning ways to provide access to fiber optic, high capacity broadband lines in certain buildings in very densely populated areas, particularly those with fewer than 12 dwelling units

October 19, 2011	Approval by the European Commission of Part B of the national high capacity broadband program

Regulatory framework governing high capacity broadband offers at end 2011

Summary of principles defined since 2008 applicable at national level:

•

no ex ante regulation on retail prices;

•

same obligations regarding access to the terminal portion of FTTH networks, applying to all operators equipping buildings with optical fiber;

•

non-discriminatory access to France Telecom-Orange underground civil works systems, at a rate that reflects the costs. Decision no. 2010-1211 of November 9, 2010 specifying the rule for allocation of costs between copper and fiber and the method of determining rates.

These principles were confirmed in the conclusion to market analysis 4 and 5 completed in June 2011.

Regulatory framework for sharing in high-density areas

On January 17, 2010, the Arcep published a decision and a recommendation on the sharing of the terminating segment of FTTH networks that bears on:

•

the definition of high-density areas including 148 communes representing 5.5 million households;

•

the option to place the distribution point at street level for buildings with 12 or more apartments or hooked up to walk-through sewer ducts;

•

the obligation to agree to requests from operators made prior to the fitting out of the building to have one dedicated fiber per apartment;

•

the principles governing cost sharing enabling in-building operators having elected to go with a single fiber not to have to bear any additional cost incurred by the laying of additional fibers;

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•

several versions of the wholesale offer have been published by France Telecom-Orange since February 2010.

A recommendation published in June 2011 specifies the terms of network rollouts when the distribution points are not located on private property.

Regulatory framework for sharing outside high-density areas

A decision adopted by the Arcep on December 14, 2010 and approved by the Minister in charge of electronic communications on January 18, 2011 specifies the provisions applying outside high-density areas:

•

the size of sharing points (1,000 apartments in general with the possibility of going down to 300 apartments subject to an offer to connect these network points to the networks of upstream operators);

•

consultation, before the rollout, of other operators and local authorities concerned;

•

co-financing from the beginning and afterwards, and the requirement of a per-line offer from the sharing point.

France Telecom-Orange published a first wholesale offer outside of high-density areas in July 2011.

National high capacity broadband program

This program aims for, outside high-density areas, a system for labeling and public co-financing of private operator projects for the densest segments within these areas, completed by public initiative projects beyond these sectors.

The national program is organized into three parts:

•

the first part provisioned at 1 billion euros (window A) consists of support for development of FTTH networks from investors (public and private) via the granting of long-term loans or capital contributions;

•

the second part provisioned at 750 million euros (window B) consists of additional government grants for public initiative FTTH network projects outside of areas for which investors have communicated their intention to roll out under part A;

•

the third part provisioned at 250 million euros (window C) consists of supporting additional projects to cover the least dense areas (modernization of existing networks, rollout of terrestrial or satellite wireless networks).

Finally, on December 14, 2010 the Arcep adopted a decision on the terms and conditions for the use of the regional digital rollout fund (FANT) provided for by the Pintat Law and destined to finance high capacity broadband in the least dense areas.

Higher speed on copper

The objective of higher speed on copper is to offer greater ease of use and access to a larger range of services to subscribers already eligible for ADSL but whose line is located far from the switch. The decision based on market analysis 4 requires France Telecom-Orange to respond affirmatively to any request to reconfigure its local loop in that it allows France Telecom-Orange to offer wholesale packages to operators on economic terms that bring the new subscriber access node closer to the “unbundle-able” customer despite his small size.

A recommendation published by the Arcep on June 14, 2011 lays out the framework in which requests for reconfiguration must be made, including its technical, legal and economic conditions. Pursuant to obligations arising from the market analysis, France Telecom-Orange published a wholesale offer for reconfiguring operators (located outside of areas where the installation of a high capacity broadband network has been planned in the medium term by a private operator) and placed into its offer of access to the local copper loop the specific services associated with unbundling as part of increased speeds on copper.

Regulation of broadcasting and content

Key Events

April-December 2011	Online TV task force, mandated by the government.
October 2011	Personal mobile television: launch by the CSA of the final regulatory phase before closing the case.
October 2011	CSA authorization on television sound levels (advertising and program screens).
July and December 2011	Partial repeal of the CSA decision concerning on-demand media programming or ODMP (mandatory application).

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Online TV task force

The debate begun by the colloquium of the French Broadcasting Authority (CSA) in April 2011 about on-line television was extended by the formation of a task force mandated by the Ministers of Culture and Industry and in which Orange participated. The report published in December 2011 suggests regulatory changes in this area.

Personal mobile television (PMT)

The terms and conditions devised in laws and regulations have thus far been unable to generate an economically viable solution to deploying a dedicated television network on mobile terminals via a wireless link. The CSA should withdraw the authorizations extended to all the mobile television developers selected in the call for candidates (including Orange Sport Infos) and so close the book on DVB-H standard PMT.

On-demand audiovisual media services (SMAD)

In July 2011 the CSA partially repealed its mandatory application decision on ODMP dating from December 2010 and in December 2011 published a new version in the Official Journal, after notifying the European Commission. This version is less burdensome to implement and less restrictive on distributors, while still providing a high level of security in terms of the protection of minors in particular.

Sound intensity of television programs

The CSA decision regarding the sound intensity of television programs, published in the Official Journal on October 11, 2011, takes into account the latest measurement standards devised by standard-setting organizations and establishes an implementation schedule for these standards by broadcasters and distributors.

6.3.1.4   Orange France’s activities

FINANCIAL INDICATORS

(in billions of euros)	2011	2010	2009
Revenues	22.5	23.3	23.7
Fixed-line and Internet	12.9	13.5	14.1
Mobile	10.9	10.8	10.8
Reported Ebitda	8.6	8.8	9.3
as a % of revenues	38.0%	37.8%	39.2%
Capex	2.6	2.6	2.2
as a % of revenues	11.6%	11.0%	9.1%
Source: Orange

France Telecom-Orange provides the following additional financial indicators for its Internet and fixed-line and mobile telephony activities in order to compare them with the domestic data of its peers. These additional indicators do not replace the indicators in Chapter 9.1 Analysis of the financial position and earnings, which reflect the monitoring per operation which took place at Group level.

(in billions of euros)	2011	2010	2009
Fixed-line and Internet Ebitda	4.9	4.9	5.3
Mobile Ebitda	3.7	3.9	4.0
Fixed-line and Internet Capex	2.0	1.9	1.5
Mobile Capex	0.6	0.7	0.6
Source: Orange

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Fixed telephony and Internet activities

KEY INDICATORS

	2011	2010	2009
Revenues (in billions of euros)	12.9	13.5	14.1
Consumer Services	7.9	8.4	8.7
Wholesale Services	4.5	4.5	4.6
Other services	0.5	0.6	0.7
Number of telephone lines (in millions)	30.0	29.7	29.4
o/w Consumer lines	18.5	19.6	20.6
o/w wholesale lines	11.4	10.2	8.7
Number of Internet customers (in millions)	9.8	9.4	9.3
o/w narrowband	0.2	0.2	0.3
o/w broadband	9.6	9.2	8.9
“Voice over IP” subscribers	8.0	7.5	6.8
ADSL TV or satellite subscribers	4.4	3.5	2.8
Pay-TV subscribers	2.1	2.0	1.5
ARPU (in euros per month)
Fixed telephone lines	34.6	34.9	34.2
Broadband Internet	36.5	37.0	36.2
Source: Orange

The range of services in the Home segment in France is made up of:

•

traditional fixed-line telephony services;

•

other consumer services;

•

online, Internet access, and multimedia services;

•

advertising-management and Internet portal business;

•

content-related business;

•

carrier services.

Traditional Fixed-Line telephony services and other consumer services

France Telecom-Orange’s traditional fixed-line telephony services provide access to the network, local and long-distance telephone communication services throughout France, and international calls. In addition, France Telecom-Orange offers its fixed-line telephony subscribers a broad range of value-added services.

The price of telephone communications services is subject to regulation.

Further to the rapid growth in full unbundling, wholesale subscriptions, and wholesale naked ADSL access to third-party Internet service providers, traditional telephone service business is on the decline. Other consumer services (public phones, cards, information services) have also been in decline for several years. France Telecom-Orange, while gradually reducing the number of public telephones, does maintain existing public telephones under Universal Service. Competition for phone cards is very strong, particularly for international destinations. In the context of information market deregulation, France Telecom-Orange, backed by its experience, offers a full range of telephone information services, organized into multi-channel voice and Web formats (118712.fr and orange.fr, “directories” section).

Online Internet access, and Multimedia services

Along with mobile, Internet and Multimedia is one of the Group’s growth engines. The Internet market, however, is reaching maturity, reflected in high customer volatility. To build customer loyalty, Orange has been continuously improving its quality of service by simplifying its Internet offerings while enhancing them with value added services, such as content, fixed-line communications to mobile devices, VOD and TV recording, and replacing ADSL equipment in the customer’s home.

At the end of December 2011, the total number of Internet customers was 9.8 million, an annual increase of 3.4%. There were 8 million Liveboxes rented at end December 2011, up 1.2% compared with end December 2010. Sales were given a significant boost in 2011 by the success of the Open quadruple play offers, with over one million customers in November 2011, and by the simplification of our triple play offers, available for ADSL or fiber and in only two forms, with and without classic phone service: Livebox Zen and Livebox Star. With the new Livebox Zen and Livebox Star plans, Orange offers unlimited calling to fixed-lines in continental France and to over 100 destinations, unlimited calling to mobile phones, VOD catalogs and a TV recorder. These ADSL plans are also available on fiber, where, for five euros more, one can enjoy faster speeds and additional services such as 17 stations of high-definition, 3D and multi-screen television.

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The Orange share of the new subscriber market increased by 2.3 points on the year, reaching 38.3% at year end. IP telephony continued to grow (up 7.6% on a yearly basis) and represents 8 million customers. Television on ADSL and by satellite continued its strong annual growth—up 24.8% with 4.4 million customers at year end.

In addition, the value of broadband ARPU remained nearly level (36.5 euros at end December 2011 versus 37 euros at end December 2010). The decrease in IP telephony revenues, due primarily to the geographic spread of unlimited use and to the inclusion in new offers of unlimited calling to mobile devices from a modem, was offset by the increase in revenues from television and from content.

Revenues from the Internet and on-line services grew 2.2% over the year on a comparable basis but lost 4.6 points compared with 2010. This is equivalent to 31.6% of all Consumer revenues. This decrease is due to lower prices, the inclusion of unlimited calling from fixed-line to mobile in the triple play and quadruple play offers and to the impact of higher VAT.

For business customers, Orange introduced a new offer, “Fibre pro”, in December. As compared with the traditional ADSL offers, this solution makes it possible to have faster access to the Internet and to messaging services and to download more quickly; to transfer very large files; to take part in video conferences with a very high image quality; to synchronize data rapidly with remote servers and to take advantage of cloud computing services.

This formula has been coupled with other services like call waiting, Internet, pro messaging, e-faxing and technical support.

Since August 2008, Orange has been offering a range of laptop computers available with an optional broadband subscription or the Internet Everywhere package.

Internet portals and advertising management business

The France Telecom-Orange Group has several portals:

•

Orange.fr is the third largest Internet portal in France in terms of audience, behind the search engine Google and Microsoft with its MSN/Windows Live instant messaging feature, and the sixth busiest website in France (source: Nielsen/NetRatings, France panel, December 2011). In December 2011, its audience reached 21.4 million unique visitors and 50.8% of Internet users have consulted the portal at least once (source: Nielsen/NetRatings, France panel, December 2011);

•

Voila.fr (8.3 million unique visitors in December 2011) and Cityvox (entertainment and leisure listing site in France) in its different formats: Cityvox.fr, Cinefil.com, Spectacles.fr, Concert.fr and WebCity.fr;

•

in the mobile market, the Orange group is in third place in terms of audience with 10.2 million unique visitors, after Google/YouTube and Facebook, but ahead of SFR and Bouygues Telecom. Orange is thus ranked first among portals of telecommunications operators (source: Médiamétrie/Nielsen official panel for the 4th quarter of 2011).

The primary revenue source is on-line advertising sold by the Orange Advertising Network. This advertising management department sells advertising space for about 20 third-party sites, both web and mobile. For the second year in a row, there was growth in revenues from advertising sales in 2011. On the other hand, due to the intense competition from Google, Voila search engine revenues declined in 2011.

Content-related activities

The development of the Group’s range of content services on all of its networks (fixed-line, mobile, Internet), in France and abroad, relies on partnership agreements or equity investments, as well as on rights acquisition relating to cinema, music, games, sports and information.

France Telecom-Orange works to offer the most attractive and richest content possible as a result of various partnerships, such as those signed with Arte, France Télévisions, Warner and Sony. In addition, Orange’s equity investment in Deezer in August 2010 has enabled us to market Internet and mobile plans that include music.

To deliver its content services, the Group has implemented a set of service platforms that include technical protection measures as well as tools for digital rights management, which ensure the integrity of the works and compensation for the copyright holders. France Telecom-Orange also participates actively in content security through its subsidiary, Viaccess.

For more information on offers and content, see the Content paragraph of Section 6.3.6.2 Shared Services.

Carrier services

Carrier services include interconnection services for competing operators (regulated by the Arcep) and unbundling and wholesale market services. The growth in business on the wholesale market partially offsets the decline in interconnection service revenues.

The first wholesale offers available to alternative operators (national IP offer, regional bitstream offer, and partial unbundling offer) required that the end customer also have a telephone subscription with France Telecom-Orange. In 2004, with the growth in full unbundling, operators were able to start offering broadband access with no subscription for traditional telephone services. Since the introduction by France Telecom-Orange in 2006 of a wholesale sales offer for subscriptions to telephone service and a wholesale offer for naked ADSL, the other operators have been able to propose offers which include line subscriptions. Nonetheless, the full unbundling offer remained France Telecom-Orange’s most-subscribed offer in 2010.

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Since 2006, naked bitstream has been added to full unbundling outside unbundled areas to allow alternative operators to extend their non-subscription broadband offers to the entire territory. Since then, this type of access has steadily increased.

In March 2011, Orange and Free signed a six-year national roaming agreement for 2G and 3G, giving Free access to Orange’s France-wide network of cell towers (see Section 9.1.1.4 Key events).

Mobile telephony activities

KEY INDICATORS

	2011	2010	2009
Revenues (in billions of euros)	10.9	10.8	10.8
Total number of customers (in millions)	27.1	26.9	26.3
o/w contracts	19.5	19.0	17.9
o/w prepaid	7.6	7.9	8.4
o/w broadband (3G)	11.0	9.4	7.6
o/w broadband only (3G dongles)	1.6	1.4	1.1
Number of MVNO customers	3.4	2.8	2.4
Total ARPU (in euros per year)	375	387	402
ARPU subscriptions	476	492	515
ARPU prepaid	129	149	159
ARPU voice	240	266	296
ARPU data	135	120	106
Total AUPU (in minutes per month)	193	188	196
Churn rate (%)	27.5%	25.8%	23.2%
Source: Orange

The total number of Orange mobile customers increased by 0.6% year-on-year in the fourth quarter of 2011, down 1.7 points compared with the previous year. This trend reflects a decline of 3.3 points versus 2010 in the growth of contract customers (+2.5% year-on-year at end-December 2011), while the number of prepaid customers also continued to decline. The customer mix continued to improve in 2011, with subscription contracts accounting for 71.8% of total customers at end-December 2011, up from 70.5% a year earlier. This increase mainly reflects the success of the Origami segmented offers and Open offers.

Moreover, the MVNO customer base hosted on the Orange network expanded by 20% over the year.

Average revenue per user (ARPU) was down 3.1% year-on-year in the fourth quarter of 2011. This decrease reflects both an average fall of 33% in voice interconnection charges between French mobile operators, and the impact of tariff adjustments to the quadruple play Open packages. Stripping out inter-operator revenues, ARPU rose, boosted by rapid growth in data transfer revenues on the back of expanding mobile multimedia usage and the sale of smartphones and 3G USB dongles.

In 2011, Orange continued to develop multimedia content offers in order to benefit from the growth of non-voice usage and mobile Internet access.

Orange France’s offers

Mobile offers

Orange provides subscription and prepaid offers, with or without a handset.

Subscription offers

The line of subscription offers is geared toward unlimited contracts and the inclusion of multimedia uses (Internet, television, and messaging). It is structured around:

•

Smart offers and M6 mobile offers, particularly targeted at young customers with all-inclusive contracts, which can be capped or uncapped, allowing for control of consumption while including unlimited SMS and MMS (avantage ZAP) to all operators;

•

Origami uncapped contract offers. These offers respond to the growth in smartphone sales and multimedia usage, as well as the increased demand from customers for unlimited voice and SMS deals. They include unlimited sharing between four persons for all contracts in the range, access to a premium music service, and plans tailored to young customers. With Origami style, Orange includes mobile Internet use for smartphones starting at the one hour subscription level. In November 2011, an Origami service was launched that enables customers to review their package every six months and alter it depending on their needs and usage patterns.

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Prepaid offers

Orange provides two prepaid options, with calls charged by the second from the first second, or an entry-level offer marketed under the Sosh brand:

•

the Mobicarte includes a range of top ups from 5 to 100 euros, and allows customers to receive free credit and rewards in the form of calls, SMS or access to social networks. In November 2011, Orange launched two new 5 euro top ups, valid for one week, providing either unlimited texts or mobile Internet (reduced speed after 100 MB);

•

Orange Initial, representing the simplest form of mobile telephony access, whereby the customer is billed monthly for actual usage, at a preferential rate;

•

Sosh is mainly intended for the high-usage 18-35 age group, for which good value is important. There are three prepaid choices available, which include the option to buy a handset and pay for it in installments.

Finally, responding to a government directive, Orange offers a prepaid, capped usage plan, reserved for people receiving the RSA (Revenu de Solidarité Active) low-income allowance, which provides 40 minutes’ worth of calls and 40 texts for 10 euros per month.

Fixed-Line and Internet offers

In fixed telephony, Orange offers three prepaid packages including line rental under the “les Optimales” name. New services for people in need of assistance now enhance these contracts thanks to a partnership with Mondial Assistance.

In Internet services, Orange simplified its offers in 2011, and now offers two contract types, with or without TV:

•

Optimale Internet, which includes Internet access and unlimited phone calls;

•

Livebox Zen or Livebox Star, which includes Internet access, unlimited phone calls and TV.

The enhanced services provide access, depending on the offer, to 140 TV channels and a selection of 150 movies on demand, and include an 80 GB TV recorder. These two offers are available for ADSL or fiber access.

Convergence offers

Orange also has various offers that pair mobile use and mobile Internet access with all-in-one offers including both the hardware (3G+ USB dongle) and an Internet access contract. The new range of Let’s go contracts launched in June 2011 allow up to five devices, such as a laptop computer, multimedia cell phone, or a tablet PC to connect to the Internet via the mobile broadband network or the Orange public Wifi network, using the Domino 3G USB dongle.

The quadruple play Open offer, which was launched in September 2010, continues to be a great success with customers. At the end of November 2011, it crossed the threshold of 1 million subscribers. This offer was enhanced in 2011, and is also available in a fiber version in the Paris area. It has a single contract and a single invoice that includes:

•

Internet access (up to 20 Mbits/s, or 100 Mbits/s in the fiber version);

•

Orange TV (with 140 channels);

•

unlimited telephone by Internet to cell phones (all operators in metropolitan France) since February 2011 and to all fixed lines (in metropolitan France and to more than 100 destinations);

•

cell phone with the opportunity to choose between four types of mobile contracts including unlimited calls, SMSs, MMSs, emails, and unlimited 24-hour Internet and TV (20 channels) access.

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The main offers as of the date of this document are:

FIXED TELEPHONY AND INTERNET OFFERS

Type	Name/Price	Main Features
High-Speed Internet - ADSL or Fiber-Optic Broadband	Découverte Internet, 19.90 €/month	• no minimum period or cancellation fee • requires a fixed-line telephone subscription • Internet access from 1 to 8 Mbits/s
	Optimale Internet, 38.90 €/month	• 12-month subscription • requires a fixed-line telephone subscription • broadband Internet access up to 20 Mbits/s • unlimited calls to fixed lines (100 countries)
Livebox Zen or Zen Fiber, 28.90 € or 33.90 €/month (prepaid or contract) (+5 € for fiber)

•   12-month subscription

•   broadband Internet access, 20 Mbits/s or 100 Mbits/s for fiber

•   unlimited VoIP calls to fixed lines (100 countries)

•   TV (up to 140 channels)

•   premium music service with Deezer (5 €/month)

•   mobile Internet with Domino (5 €/month)

Livebox Star or Star Fiber, 34.90 € or 39.90 €/month (prepaid or contract) (+5 € for fiber)

•   12-month subscription

•   broadband Internet access, 20 Mbits/s or 100 Mbits/s for fiber

•   unlimited VoIP calls to fixed lines (100 countries)

•   unlimited calls to cell phones in France

•   TV (up to 140 channels)

•   access to a selection of 150 films on demand

•   80 GB TV recorder

•   premium music service with Deezer (5 €/month)

•   mobile Internet with Domino (5 €/month)

TV Offers		• various thematic bundles proposed (Orange Cinéma Séries, Orange Sport, etc.)
Narrowband Internet	Postpaid or prepaid, 10 € for 30 hours, 20 € for unlimited
Fixed-Line Telephony	Optimale from 2 hours to unlimited, from 19 € to 39 €/month

•   a choice of 2 hours unlimited calls to fixed lines or cell phones from selected geographical regions

•   fixed-line telephone subscription included

•   enriched range of services included (caller ID, call transfer, call signal, etc.)

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MOBILE TELEPHONY OFFERS

Type	Name/Price	Main Features
Capped contracts	Orange Smart, from 13.99 €/month with subscription SIM Only: 5 €/month reduction prepaid option: 3 €/month reduction

•   offer targeted at teenagers

•   12-month or 24-month subscription, or prepaid option

•   capped or uncapped

•   four contracts from 40 minutes to 2 hours (excluding special offers)

•   SMS and MMS deducted from credit each month

•   unlimited calls to a designated number (any operator) for the 90-minute and 2-hour contracts

•   avantage ZAP (under 18): 1 hour of free calls to 2 designated numbers (any operator); unlimited SMS and MMS 24/7 or from 4pm to midnight

M6 Mobile by Orange from 19.99 €/month for a 24-month subscription (1hr) SIM Only: 5 €/month reduction prepaid option: 3 €/month reduction

•   offer intended for 18-25 year-olds

•   12-month or 24-month subscription, or prepaid option

•   three all-inclusive contracts

•   three contracts with 200 MB Internet and email

•   unlimited voice calls to all M6 cell phone numbers for the 90-minute and 2-hour contracts

•   unlimited SMS to all operators

•   unlimited online access to the M6, W9, Music, and Téva channels

•   access to social networks

Origami contracts

Origami zen (simplicity),

(between 29 € and 49 €/month)

Origami style (for youths),

(between 29 € and 49 €/month)

Origami star (unlimited Internet)

(between 39 € and 69 €/month)

Origami jet (unlimited in France or internationally),

(between 79 € and 169 €/month)

SIM Only: 5 €/month reduction

•   offers intended for users of mobile broadband

•   12-month or 24-month subscription

•   four ranges of contracts for adjustable durations according to needs (from 1 hour to unlimited for Origami jet in France or internationally)

•   extension of unlimited hours/shared (three people) and access to multimedia use on mobile phones

•   unlimited SMS and MMS in metropolitan France 24/7

•   premium music service (5 €/month except Origami style: included)

•   Internet access, 30 or 70 TV channels and unlimited emails available 24/7 (except zen)

•   iPhone version available: Origami style, star, and jet

Prepaid	La Mobicarte national voice calls: 0.54 €/minute SMS: 0.135 €/SMS data: 0.50 €/minute

•   a range of top ups (eight offers from 5 € to 100 €)

•   free rewards worth up to 50 €

•   unlimited SMS and unlimited Internet top ups for 5 €, valid for one week

•   choice of three rewards (more calls and SMS, more social networking, or more international calls)

•   3G and videophone access

Sosh	from 9.90 € to 24.90 €	• offer intended for 18-35 year-olds • prepaid • no handset • contracts from 2 hours to unlimited with data limited to between 500 MB and 1 GB • unlimited SMS and MMS • 100% digital
Mobile, Tablet, and iPad Broadband	Let’s go packages (from 8 € to 35 €/month)

•   prepaid or postpaid for 3G+ Internet on cell phone

•   four options, depending on requirements, between 100 MB and 3 GB

•   two contracts for tablets between 100 MB and 1 GB with unlimited SMS, MMS, and emails, TV access (between 20 and 70 channels), and a premium music service

•   one iPad contract with 1 GB

•   unlimited emails

•   unlimited Wifi access at Orange Wifi hotspots in mainland France

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Distribution

BREAKDOWN OF DISTRIBUTION CHANNELS (AS A % OF SALES)

Source: Orange

The Retail Sales and Services department of the Orange France Division is responsible for customer relations for all Group products and services intended for the general public. The Operators division in France distributes France Telecom-Orange products and services to other telecommunication service providers and operators.

Consumer products are sold through a variety of channels:

•

a physical distribution network spread across the whole of France and consisting of: 618 Orange stores at the end of 2011 (630 at end-2010, 641 at end-2009), 562 exclusive partners (of which 386 are Orange franchisees) and 4,100 points of sale in the competitive network. At the end of 2011, 100% of the points of sale had been rebranded (compared to 99% at the end of 2010);

•

customer telephone contact centers, specialized in distance selling and customer relationships, and in charge of customer accounts management;

•

a unified customer service around the call number 3900, which provides after-sales service and remote assistance for fixed-line, Internet, fiber and mobile products since December 2010. Call number 1014 is used to access all sales services and 1013 is the number reserved for calls relating to universal service. Customers can also benefit from on site technical services and an offer to assist them in their use of France Telecom-Orange products and services (installation, assistance);

•

self-service channels via a voice portal (the 3000 call number) and the Orange.fr Internet portal. This portal allows customers to discover the Internet, broadband multimedia and mobile offers provided by France Telecom-Orange, to order them directly online and to track their Internet and mobile bills.

The Network

Fixed Network

FIXED-LINE UNBUNDLING IN FRANCE (IN MILLIONS)

Source: Arcep Q3 2011

FIXED-LINE BROADBAND COVERAGE

(as a % of the population)	2011	2010	2009
< 512 Kbits/s	1.0%	1.2%	1.5%
≥512 Kbits/s ≤ 2 Mbits/s	10.6%	10.9%	11.1%
> 2 Mbits/s	88.3%	87.9%	87.4%
Number of copper lines (in thousands)	30,723	30,515	30,176
Number of FTTH-connectible households (in thousands)	926.0	575.5	540.9
Number of NRAs (in thousands)	15.1	14.3	13.5
Number of Cross-Connection Points (in thousands)	93.7	93.4	93.1
Source: Orange

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2011 was marked by:

•

a program of ADSL access migration to the more economic Gigabit Ethernet (GE) technology, enabling television offers and GE offers intended for businesses to be developed;

•

the continuation of coverage of ADSL shadow zones by forming partnerships with public authorities;

•

the continuation of the FTTH rollout and the increase in customer connection capacity;

•

the growth in the VoIP network, with the continuation of the H323 migration to SIP and preparation for the opening of the VoIP interconnection between operators;

•

a modernization program of the copper local loop and technical environment in order to improve network quality.

Orange anticipates the continuation of these programs in 2012, with notably an acceleration of the FTTH rollout and a resumption of copper wire connections. Orange also plans to launch a rationalization program for television and Video On Demand (VOD) broadcast infrastructure, with a new convergent architecture between TV, ADSL, and FTTH.

Mobile Network

Coverage (as a % of the population)	2011	2010	2009
GSM Voice/Edge	99.8%	99.8%	99.0%
3G (UMTS)/HSDPA	98.0%	95.0%	87.9%
Number of 2G radio sites (in thousands)	19.8	19.3	18.9
Number of 3G radio sites (in thousands)	16.2	14.1	11.9
Source: Orange

2011 was marked by:

•

the extension of 3G coverage, notably with the rollout of UMTS 900 in rural areas to attain 98% 3G coverage of the population at the end of 2011, in accordance with license commitments;

•

the start-up of 3G coverage in no coverage areas by using shared infrastructure with other operators (RAN sharing);

•

the extension of 14.4 Mbits/s coverage to 75% of the population at the end of 2011;

•

the expansion of core network capacity to support the growth in data traffic;

•

the generalization of new generation HLR equipment.

In 2012 Orange forecasts:

•

the continuation of the rollout of 3G coverage in no coverage areas (RAN sharing);

•

the expansion of the 2G and 3G networks to improve service quality, particularly as regards indoor coverage, and the start-up of the 3G program for TGV train lines;

•

the continuation of the increase in speeds on the 3G+ network, with the rollout of improvements to HSPA+ (21 Mbits/s and 42 Mbits/s);

•

the continuation of a multi-year program of rationalization of the 2G and 3G access networks in North-East and South-West France, and research on this subject in the Paris area.

Cluster, Transmission, and Transport Network

In 2011, Orange continued the gradual migration of data traffic collection on the ATM network to Gigabit Ethernet technology, and started a program for simplification of the data collection network as well as gradual migration to the IP V6 protocol.

Finally, Orange has continued to increase the capacity of the transport network, both at the network backbone for data gathering as well as at the network transmission level (fiber optic and WDM equipment).

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Key Events

2011 was marked by an increase in competition in line with the increasing maturity of the Internet and mobile markets. In this context, Orange continues to put the customer at the core of its strategy by simplifying its offers and enhancing its value-added services by improving its service quality.

December 2010	Abolition of the tax measure (adopted in 2008) enabling telecoms operators to apply a reduced VAT rate to television services (IPTV, mobile TV, and Web TV)
January 2011	Orange includes unlimited calls to all cell phones in its Internet plans
February 2011	• Orange enhances its TV services by creating a new “extra” package and a new “practical services” channel • Origami mobile contracts are made available in SIM-only versions
March 2011	Orange and Free Mobile sign a 2G roaming agreement, later expanded to 3G
April 2011

•   Orange launches the Cinéday offer (2-for-1 cinema deal for Orange customers on Tuesdays)

•   Orange launches a new range of triple play contracts with Livebox Star and Livebox Zen. These are enriched plans that can be customized

•   The Origami jet plan was enhanced by including unlimited international SMS

June 2011	Orange launches Let’s go, a new range of mobile Internet contracts
July 2011

•   Orange launches a plan offering access to other operators via shared use of the fiber optic network (FTTH) outside high-density areas, enabling end customers to choose their service provider

•   CANAL+ and Orange announce a publishing, marketing, and technology partnership in relation to the Orange Cinéma Séries package of channels

August 2011	• Orange rolls out a customizable service of unlimited SMS and MMS, and offers an unlimited daytime contract
September 2011

•   Orange acquires a 4G license for the high-frequency 2.6 GHz band

•   Orange makes a commitment to offer, from early 2012, an Internet package in France for low-income households in receipt of certain welfare benefits

•   Orange takes over all distribution activities of CET (Compagnie Européenne de Téléphonie), enabling it to provide its customers with access to sales outlets in their local areas, and to leverage the Company’s expertise in the photography sector

•   Orange TV adds a number of new channels

October 2011	• Orange launches Sosh, a new prepaid web-based mobile brand aimed at the 18-35 age group • The Open plans are enriched, and SIM-only versions are made available
November 2011

•   Orange and SFR announce an agreement to roll out fiber optics outside high-density areas

•   Orange announces a partnership to host the virtual mobile operator Ortel Mobile on its network - Orange signs a partnership agreement with Google and enhances its range of local advertising offers for SMEs and micro businesses

December 2011

•   Orange launches its Fiber Pro plan for the business market, aimed mainly at SMEs

•   Orange and Dailymotion launch a 3D channel

•   Orange acquires a 4G license for the low-frequency 800 MHz band

•   Orange signs a partnership agreement with Evernote, enabling it to offer its customers data storage space of 1 GB

Outlook

2011 was marked by a step-up in competition in a difficult macroeconomic environment, while 2012 will see a peak in investment spending aimed at accelerating the rollout of the fiber network and increasing the coverage and capacity of the mobile network.

With the arrival of a fourth mobile operator, Free, in early 2012, in a market with penetration rates already in excess of 100%, the margins of most operators could be squeezed. Orange will therefore strive to rein in its costs, thanks to a partnership with Deutsche Telekom, to improve service quality and customer experience, and to monetize its network capacity via roaming agreements signed with Free and various MVNOs. A rationalization of capital expenditure was embarked on at the end of 2011, with a reformulation of customer loyalty programs and the launch of SIM-only plans and the Sosh brand.

Orange will thus:

•

continue to strengthen its loyalty building actions as well as the customer experience by developing new help services and TV/VOD uses;

•

segment its offers in line with customer requirements and the competitive environment;

•

prioritize innovation both at the technical and marketing level by:

•

enriching its Open offers,

•

developing the monetization of data offers,

•

fostering the penetration rates of smartphones;

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   58

•

enrich content offers through new partnerships with publishers such as those previously entered into with Deezer and Dailymotion;

•

continue the transformation of its infrastructures with the objective of “ever larger bandwidth”;

•

finally, on the business side, Orange will continue its development in the integration market with, among other targets, cloud computing, enabling data to be stored on a virtual network.

6.3.2  Poland

6.3.2.1   The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2011	2010	2009
Population (in millions) (1)	38.2	38.2	38.2
Households (in millions) (3)	13.5	13.4	13.3
GDP growth (%) (1)	+4.2%	+3.8%	+1.6%
GDP per capita (in dollars PPP) (2)	20,137	18,981	18,069
Change in household consumption (%) (1)	+3.1%	+3.2%	+2.1%
Source: (1) Polish Central Statistics Office (2) IMF (3) TP Group

REVENUES FROM TELECOM SERVICES
(IN BILLIONS OF ZLOTYS)

Source: TP Group

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: TP Group

The Polish economy continued its recovery in 2011:

•

growth was boosted by robust household consumption, while investment levels were maintained over the year;

•

the rise in commodity prices had a negative impact on the consumer price index, which stood at 4.3% in 2011, compared with 2.6% in 2010;

•

the unemployment rate was broadly flat in 2011, at 12.5%.

Against this backdrop, the value of Poland’s telecommunication services market declined by just 0.4% in 2011 compared with a 1.9% decrease in 2010 (source: TP Group). The main factors that impacted on market value in 2011 were related to the mobile telephony market: (i) a decrease in call termination costs, from 0.1677 to 0.1520 zloty per minute on July 1, 2011, which accompanied a reduction in the asymmetry that benefits Play and other small operators and (ii) the decrease in SMS termination costs from 0.15 to 0.07 zloty. Although competition was less fierce on the mobile market than in 2010, the price erosion that resulted was only partly offset by an increase in usage, leading to a further fall in ARPU and operators’ business performance. The broadband market continued to show signs of stagnation in terms of volumes in 2011, mainly due to the ongoing migration from fixed to mobile.

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Fixed-line telephony market

The fixed-line penetration rate continued to fall in 2011, reaching 25.8% of the population at the end of December 2011 (compared to 26.6% at the end of December 2010).

The growth in the penetration rate and popularity of cell phones led customers to migrate from the fixed to the mobile networks. In Central and Eastern European countries, such as Poland, where fixed-line penetration was low at the time of the introduction of mobile technology, mobile telephony is more of a direct substitute for fixed-line telephony than a complementary service.

Throughout 2011, cable television operators further expanded the range of fixed-line voice and Internet access services, while mobile operators promoted joint fixed-mobile offers of the Home Zone type, and reduced their voice tariffs in an attempt to attract fixed-line customers. The number of WLR lines had increased and was accompanied by growth in services based on local loop unbundling (LLU).

Regulatory decisions had a negative impact on operators’ revenues, mainly due to reductions in interconnection rates and mobile termination rates.

Internet on the fixed network market

	2011	2010	2009
Broadband revenues (in millions of zlotys)	3,621	3,452	3,232
Number of broadband subscriptions (in millions)	6.9	6.5	6.1
ARPU (in zlotys per month)	44.6	45.4	46.3
Source: TP Group

In 2011, fixed-access broadband lines in Poland increased by 5.5% compared with 2010 (source: TP Group), which is a significant slowdown compared with the 7% growth seen in 2010 and 9.3% in 2009. The broadband market increased in value terms by around 4.2% in 2011, compared with 6.1% in 2010.

Mobile telephony market

	2011	2010	2009
Revenues (in millions of zlotys)	25,161	24,838	24,840
Number of customers (in millions)	50.7	47.5	45.0
ARPU total (in zlotys per month)	42.8	44.8	46.4
Source: TP Group

The mobile telephony market is in the saturation phase. The number of mobile users increased in 2011 by 7% and reached 50.7 million at the end of December 2011. As a result, the mobile penetration rate (among population) reached 132.7% (up from 124.3% at the end of December 2010).

Mobile broadband, which is the fastest growing telecommunication market in Poland, continued its dynamic development in 2011. Market players offer access services for increasingly lower prices and at higher speeds, building on the success of portable computers and smartphones both for business and consumer markets.

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6.3.2.2   The Competitive Environment

Fixed-line telephony and Internet

FIXED LINES SEGMENTATION

	2011	2010	2009
Total fixed lines (in millions)	9.9	10.2	10.5
o/w retail-billed lines	8.3	8.7	9.3
o/w wholesale-billed lines	1.6	1.4	1.2
Source: TP Group

BROADBAND INTERNET MARKET SHARE

Source: TP Group

On the broadband market, TP Group is still under strong competitive pressure from cable television operators in terms of both offering and infrastructure investments. However, the market share of these operators, estimated at 28% in volume terms and 27% in value terms, stabilized in 2011. The gradual strengthening of the position of cable operators on the market is due to the popularity of the bundles they can offer, thanks to their advantageous position on the television market. Moreover, these operators are able to increase the speeds offered for the same price, or even at slightly lower prices.

Consolidation is a major trend on the broadband market, with the acquisition of small Internet providers by the major players. In 2011, Netia finalized the acquisition of Dialogue, while Crowley and UPC completed the acquisition of Aster. Alternative telecommunication operators, including Netia, continued to offer service through the use of the wholesale BSA and LLU based services, and to a more limited extent, by developing their own networks. In 2011, BSA continued to fall, while the number of unbundled lines had increased to 186,000 by the end of the year, from 130,000 at the end of 2010.

New technologies, including radio access, are aiding the development of small local Internet providers, which, though very fragmented, represent together a significant force in the broadband market.

A marked increase in Internet penetration rates is expected in the near future. Cable operators have been very active in this area, investing in the DOCSIS 3.0 standard, which enhances network capacity and Internet service parameters and facilitates implementation of new applications and value-added services.

TP Group’s broadband market share fell from 35.2% in 2010 to 34.2% in 2011. In May 2011, it launched a number of broadband offers based on VDSL technology. TP Group also provides broadband services based on the CDMA radio technology.

Mobile telephony

MOBILE MARKET SHARE

Source: TP Group

Poland has four main mobile operators: PTK Centertel (owned by TP Group, and which operates under the Orange brand), PTC (wholly owned by Deutsche Telekom), Polkomtel (acquired in 2011 by Spartan Capital Holdings, owned by Polish entrepreneur Zygmunt Solorz-ak, which operates under the Plus brand) and P4 (owned by two investment funds, Tollerton Investments Ltd and Iceland, which operates under the Play brand).

The three biggest mobile operators have lost market share to Play and the MVNOs. The combined market share for these operators fell from 87.8% to 84.3% between the end of 2010 and the end of 2011. The market share of PTK Centertel was estimated at 29% at the end of December 2011 in volume terms and 30.2% in value terms.

In an increasingly saturated mobile market, Play’s main objective has been to win customers over from other operators. As a result of aggressive marketing and pricing policies and intensive advertising campaigns, Play has become the leader in the mobile number portability market. The operator has grown its revenues on the back of an increase in customer numbers and the benefits of MTR asymmetry.

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6.3.2.3   The Regulatory Environment

Polish legal and regulatory framework

Legal framework

The TP Group’s businesses are governed by the stipulations of the law of July 16, 2004 on telecommunications, which transposes the 2002 European “Telecom Package” concerning electronic communications into Polish law, and by the law of February 16, 2007 concerning competition and consumer protection.

The law of July 18, 2002 that governs provision of electronic services transposes European Directive 2000/31/EC concerning electronic commerce and it defines electronic service supplier obligations. The applicable framework concerning personal data protection is defined by the law of August 29, 1997 concerning personal data protection, as amended in 2002. The 2004 Telecommunications Act also defines certain rules applicable to data protection and storage.

A law concerning broadband network development came into effect in 2010. This law provides a framework for intervention by local authorities in investment in telecommunications infrastructures and civil works.

In 2011, the Telecommunications Act was amended to introduce regulation of premium services in accordance with European law.

In November 2011 the European Commission sent to the Polish government a “reasoned opinion” regarding the transposition of directives in 2009 and about the lack of implementation of new directives in Polish law.

For information concerning risks linked to regulation, see Section 4.2 Legal Risks.

Regulatory Authorities

The Ministry of Administration and Digitization, created in November 2011, took over the missions of the Ministry of Infrastructure regarding telecommunications.

The Office of Electronic Communications (UKE) is specifically responsible for telecommunications regulation and frequency management, as well as certain functions of the National Broadcasting Council (KRRiT).

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, merger control and consumer protection.

Memorandum of understanding between TP Group and the UKE

Implementation of the Agreement signed between the UKE and TP Group on October 22, 2009 is verified by an external auditor. The eight quarterly audits performed to date confirm the proper execution of the Agreement. TP also delivers to the UKE a monthly report describing the progress made in implementing the Agreement, published on the UKE website.

The MoU includes in particular the following:

•

if TP applies the provisions of the Agreement, the Chairman of the UKE will abandon functional separation remedee intentions;

•

TP would implement technical and organizational solutions, instead of the physical separation of information systems, to ensure compliance with the additional principles in the supply of non-discriminatory access to information for alternative operators and protection against the unauthorized flow of illegal information as defined in the Agreement (Chinese walls);

•

TP Group has agreed to make significant investments in broadband access over the next three years (1.2 million lines, including 0.5 million new lines and 0.7 million existing lines upgraded). It is expected that some 1 million lines will offer speeds of at least 6 Mbps;

•

wholesale rates will be frozen until the end of 2012 at current reference offers. Bitstream access prices will be determined using the “cost+” methodology instead of the current “retail minus” method.

Universal Service

According to the UKE decision of May 8, 2006, TP Group was responsible for universal service obligations until May 9, 2011. In July 2011, the UKE made decisions concerning termination of the universal service obligations imposed on TP. The UKE has not initiated the procedure for appointment of a new universal service provider, which it will appoint when the amendment to the Telecommunications Act comes into force. In accordance with the draft amendments to the Telecommunications Act, the main universal service obligations are as follows: the scope of universal service remains the same; universal service will be provided in accordance with the principle of technological neutrality, with the appointment of the universal service provider(s) being preceded by market analysis of the availability of services.

Concerning compensation for the universal service deliverables, in May 2011 the UKE issued its decisions on the net cost of the universal service for the periods 2006 to 2009. The UKE decided that the total net cost is 67 million zlotys, whereas TP was asking for 803 million zlotys. In June 2011, TP appealed the UKE’ decisions in order to have these decisions on the net cost reviewed. Following the dismissal of its initial appeal, TP petitioned the courts in October 2011 to challenge these decisions.

In June 2011, TP filed with the UKE a request for compensation for the net cost in 2010 for a value of 269 million zlotys. In January 2012, the UKE issued a decision on the net deficit in 2010 and granted a rebate of 55.1 million zlotys. TP has appealed the UKE decision in order to have it reviewed.

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Regulation of mobile telephony

Key Events

March 2011	Mobile voice termination rates: In July 2011, the UKE publishes for comment a draft decision setting the termination rate at 9.66 g/min.
March 2011	Network sharing: the UOKiK validates the network sharing agreement (RAN) between Orange and Era.
May 2011	Mobile voice termination rates: The UKE adopts decisions requiring Centertel, Polkomtel and PTC to reduce mobile termination rates, taking into account investment commitments.
May 2011	Spectrum: The UKE issues a decision amending earlier coverage requirements.
July 2011	Mobile call access and origination: The UKE issues a decision on this mobile market, confirming that it is effectively competitive.
August 2011

Market for mobile voice termination: The UKE publishes for comment proposed decisions on the market for mobile voice call termination (third round), imposing regulatory obligations on PTK and other operators.

October 2011	Spectrum: PTK Centertel applies for renewal of its license in the 1800 MHz band for a further period of 15 years.
November 2011

Market for mobile voice termination: The European Commission expresses serious doubts regarding the UKE’s draft decisions on mobile voice termination rate on PTK Centertel, PTC, Polkomtel and P4 networks.

Mobile voice termination rates

In March 2011, the UKE published for comment a draft decision to be imposed on the three largest mobile operators which defined, for an application in July 2011, a change of voice termination rates to 0.0966 zloty/min. On the same date, the mobile network operators requested application of the mechanism introduced by Article 43a of the Telecommunications Act, in order to benefit from lower mobile voice termination rates, agreed in exchange for investments in 2G and 3G networks. In April 2011, the European Commission indicated that this approach was compliant neither with European directives nor with its recommendation on termination rates.

In May 2011, the UKE issued a decision applying to PTK lower mobile voice termination rates for the period from July 2011 to December 31, 2012, in exchange for investment commitments. Investment commitments were also taken by Polkomtel and PTC, as well as by P4. The reduction in mobile voice termination rates for P4 is expressed as percentages of the reduction applied to other operators until 2012. The mobile voice termination rate for PTK, PTC, Polkomtel and P4 will become symmetrical in January 2013.

Reductions in mobile voice termination rates can be summarized as follows:

Gradual reduction	July 2011/ December 2011	January 2012/ June 2012	July 2012/ December 2012
PTK Centertel, PTC, Polkomtel (UKE’s decision of May 2011)	0.1520 zł/min	no change	0.1223 zł/min
P4 (UKE’s decision of June 2011)	0.4208 zł/min (179% of 0.1520 zł/min)	0.39976 zł/min (163% of 0.1520 zł/min)	0.3021 zł/min (147% of 0.1223 zł/min)

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In August 2011, the UKE initiated consultation proceedings on the revision of the wholesale market for call termination on mobile networks (7/2007 - third round). The UKE’s proposed decision stipulates that PTK Centertel keeps its significant market power position. Mobile voice termination rates should be based on costs incurred up to the end of 2012. After December 2012, the UKE does not intend to adopt legally binding decisions based on the LRIC bottom-up model, but to publish on its website the recommended mobile voice termination rates, based on the results of the model.

In November 2011 the European Commission commented that the UKE’s proposed decisions could create barriers to the Single Market and expressed serious doubts about the compatibility of the proposed measures with EU law. Following the opening of phase II of the European Commission procedure, the UKE has withdrawn its draft decisions and should issue new proposals in early 2012.

Network sharing

In March 2011, the UOKIK approved the mobile network sharing agreement between PTK and PTC and the creation of a joint venture responsible for optimizing and managing shared networks.

Call access and origination market

In July 2011, the UKE adopted a decision on the mobile market for access and call origination, confirming that this market is effectively competitive and will not be ex ante regulated, as had already been decided in 2008.

Spectrum

In May 2011, the UKE issued a decision amending all previous CDMA coverage obligations. In particular, PTK is now required to cover 87.47% of Polish territory from 796 base stations, instead of 946.

The current 1800 MHz license was issued in August 1997 for a period of 15 years and expires in August 2012. In October 2011, PTK Centertel applied for renewal of its license in the 1800 MHz band for a further period of 15 years. The UKE’s decision is expected in 2012.

In 2011, the UKE also adopted decisions that introduce technological neutrality in the 900, 1800 and 2100 MHz frequency bands.

Regulation of fixed telephony and broadband Internet

Key Events

April 2011	Integrated reference offer: the UKE changed the reference offer.
April 2011	Wholesale broadband access market (market 5/2007): the UKE adopts its final decision in this market and removes ex ante regulation in municipalities where competition is deemed sufficient.
April 2011	Neostrada retail offer: the competent court on competition and consumer protection finds in favor of TP.
May 2011	Regulatory costs: the UKE issues a decision on the cost calculation for 2012 and on accounting separation for 2010.
June 2011	Wholesale broadband offer: the European Commission issues a decision imposing a fine of 127.5 million euros on TP for abusing its dominant position.
July 2011	Reference offer on infrastructure: the UKE changes the reference offer at the request of TP, intending to review the decision of July 2010.
July 2011	Integrated reference offer: TP submits to the UKE a change in the reference offer following adoption of the decision on the wholesale market for broadband access.
August 2011	Call origination market (2nd round): the UKE adopts its final decision on this market, considering that TP is dominant and maintains the ex ante regulatory obligations.
October 2011	Integrated reference offer: the UKE changes the reference offer for the VDSL service.
November 2011	Integrated reference offer: TP submits to the UKE a change following adoption of the decision relating to call origination on the fixed telephony market.
December 2011	Leased lines reference offer: the UKE launches a consultation on process improvement for alternative operators’ orders.

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Integrated reference offer for interconnection, unbundling and wholesale broadband offers

In April 2011, the UKE issued a decision amending the integrated reference offer for interconnection, unbundling and wholesale broadband offers, following requests for review filed by TP and KIGEIT. In October 2011, the UKE further amended the integrated reference offer to include the VDSL service, in order to enable provision of the new Neostrada fiber offer (40 Mb/s and 80 Mb/s). Following adoption in August of the decision on the market for call origination on the fixed telephone network (market 2), in November 2011 TP proposed the introduction of a new modification to adapt retail offers in relation to wholesale line rental.

Wholesale broadband access market (market 5/2007)

In April 2011, the UKE adopted its final decision for the wholesale broadband access market (second round). This decision designates TP as a dominant operator in the domestic market, with the exception of eleven municipalities (including Warsaw). These municipalities, which are no longer regulated ex ante, account for approximately 8% of the Polish population. The relevant market includes xDSL and FTTx access technologies. TP must provide new bitstream access levels, including Ethernet.

TP’s Neostrada retail broadband offer

The European Court of Justice issued a decision in May 2010 on the compatibility with European law of the Neostrada retail broadband offer, in which it stated that the UKE should not regulate this retail offer since the Telecommunications Act does not allow it and no legal provision had been introduced for this purpose in the market analyses. On the basis of the decision of the European Court of Justice, the Polish courts have ruled in favor of TP in the cases of fines on retail broadband offers.

Regulatory costs

In May 2011, the UKE issued a decision on the cost calculation for 2012 and accounting separation for 2010, based on the “pure LRIC” (Long Run Incremental Costs) methodology for the calculation of access and interconnection rates. In August 2011, Ernst & Young presented its audit report on the cost calculation results for 2012 and its report on accounting separation for 2010. The audit report states that the costing of wholesale access services ignores the approach of “avoidable costs” in the LRIC methodology imposed by the UKE.

Decision by the European Commission on the broadband wholesale market

Following the statement of objections sent in March 2010 to TP by the European Commission, in June 2011 the latter issued a decision imposing a fine of 127.5 million euros on TP for abuse of dominant position, taking the form of a denial of access to its wholesale broadband services. The European Commission ruled that TP, between August 2005 and October 2009, committed a single and continuous breach of Article 102 of the Treaty by refusing access to its wholesale broadband products. In September 2011, TP appealed the decision of the European Commission.

Reference offer on infrastructures

In July 2011, the UKE changed the reference offer on infrastructures following a request from TP for a review of the July 2010 decision. In November 2011, the UKE launched a public invitation to tender for the reference offer, proposing some important changes, such as the establishment of a dedicated web mechanism with which alternative operators could place orders and the introduction of rules covering joint ownership of the wiring.

Call origination on the fixed-line telephony network

In August 2011, the UKE made its final decision on call origination on the public telephone network from a landline (2/2007 market - 2nd round). TP is designated as the dominant operator in this market. TP is now required to set wholesale rates based on costs incurred. For equal treatment, the UKE imposed obligations on TP comparable to the obligations imposed on the 4/2007 and 5/2007 markets under the TP-UKE agreement.

Leased lines reference offer

In July 2011, TP filed an application to change the leased lines reference offer, approved by the UKE in October 2010. In December 2011, the UKE launched a public invitation to tender to change the leased lines reference offer. The draft reference offer contains changes concerning the placing of orders by alternative operators via a dedicated web mechanism, as well as the applicable rates.

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6.3.2.4   TP Group’s activities

FINANCIAL INDICATORS

(in millions of zlotys)	2011	2010	2009
Revenues	14,922	15,715	16,560
Fixed-line and Internet	8,282	9,028	9,863
Mobile	7,706	7,711	7,745
Reported Ebitda (1)	5,928	4,711	6,279
As a % of revenues (1)	39.7%	30.0%	37.9%
Capex (2)	2,606	2,716	2,207
As a % of revenues	17.5%	17%	13.3%
Source: TP Group (1) As published by TP Group (2) Including Capex financed by leasing for 2009

TP Group also publishes the following financial indicators for its Internet and fixed-line and mobile telephony activities. These indicators do not replace the indicators in Chapter 9.1 Analysis of the financial position and earnings, which reflect the monitoring per operation which took place at Group level.

(in millions of zlotys)	2011	2010	2009
Fixed-line and Internet Ebitda (1)	3,629	2,451	4,062
Mobile Ebitda	2,299	2,260	2,217
Fixed-line and Internet Capex (2)	1,991	2,007	1,419
Mobile Capex (2)	615	709	788
Source: TP Group (1) As published by TP Group (2) Including Capex financed by leasing for 2009

Fixed telephony and Internet activities

KEY INDICATORS

	2011	2010	2009
Revenues (in millions of zlotys)	8,282	9,028	9,863
Number of telephone lines (copper and FTTH, in millions) (1)	7.1	7.7	8.3
o/w retail lines	5.6	6.3	7.1
o/w wholesale lines	1.5	1.4	1.2
Number of Internet customers (in millions)	2.3	2.3	2.3
o/w narrowband	0.0	0.0	0.0
o/w broadband	2.3	2.3	2.3
Voice over IP subscribers	0.2	0.1	0.1
ADSL or satellite TV offer subscribers	0.6	0.5	0.4
ARPU (in zlotys per month)
Fixed telephone lines	47.8	49.7	53.1
Broadband Internet	57.1	59.7	59.8
Source: TP Group (1) Excluding PTK wireless local loop technology

The total number of lines served by TP Group decreased in 2011 by 604,000, a 7.8% decline compared with 2010. This erosion was the result of a fall of 723,000 in retail lines (-11.4% year-on-year), partly offset by an increase in wholesale lines and unbundled lines (+8.8%).

TP is trying to limit further erosion of its fixed subscriber base, mainly through customer loyalty programs and promotions relating to fixed- line subscription periods. In April 2011, TP launched new doMowy tariff plans, at lower prices than the standard plans, with 12-month or 24-month loyalty agreements. The new plans are aimed at meeting customer requirements by combining international and fixed-to-mobile calls in the subscription.

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In September 2011, TP increased the access costs of its tp socjalny plan for disadvantaged households, at the same time renaming it tp podstawowy. The reason for this change was the need to adapt the offering to meet regulatory obligations imposed by the regulator (UKE) and designating TP as an operator with significant market power on the retail market. In order to mitigate the impact of this increase on customer satisfaction, TP included broadband services in its new tariff plan and reduced the price of calls.

To address customer expectations, TP began to sell bundled services in the fourth quarter of 2011. The FunPack HD offer includes a VoIP service with unlimited calls to fixed lines in Poland.

In the area of voice services for the business market, TP continues to develop a service portfolio based on call plans and other benefits included in the subscription fee. These offers are mainly intended for SMEs.

Broadband access

Despite the fierce competition, mainly from cable operators, TP Group’s number of retail broadband lines increased by 2.6% in 2011 (including PTK Centertel’s CDMA and BSA lines). At the same time, broadband ARPU fell from 56.70 zlotys in 2010 to 53.40 zlotys in 2011. Following the implementation of sales and marketing campaigns, the retail customer base expanded in the third quarter of 2010, a trend that continued throughout 2011.

The new Neostrada plans launched on October 1, 2010 and based on a “cost plus” price structure increased the appeal of the pricing applied to TP’s range of services and boosted customer numbers. The increase in demand for higher speeds is an established market trend, fuelled by lower prices. Owing to a promotional offer for the Neostrada versions introduced in October 2010, the plans offering more than 6 Mbits/s accounted for approximately 50% of new subscriptions, compared to 36% in 2010.

Corporate market

The rapid growth in IP VPN services continued throughout 2011. Customers are looking to these services to streamline their operations and reduce sales and marketing costs.

Services offered on the Internet are also on the rise, for example the e-Store options available from March 2011.

The Business Package offering has also attracted keen interest from corporate customers. The package combines broadband access with an attractive tariff plan for voice calls, security tools, web space, and email addresses.

The development of IT services continued in 2011, with the introduction of a new offering called IT for Business in November. This package includes hardware, software, and IT support.

Lastly, the implementation of local area networks (LANs) at customer sites is becoming increasingly popular.

Mobile telephony activities

KEY INDICATORS

	2011	2010	2009
Revenues (in millions of zlotys)	7,706	7,711	7,745
Total customers (excl. MVNO, in millions)	14.7	14.3	13.7
o/w contracts	7.0	7.0	6.6
o/w prepaid	7.7	7.4	7.1
o/w broadband (3G)	8.0	7.4	5.5
o/w broadband only (3G dongles)	0.7	0.5	0.4
Number of MVNO customers	0.1	0.1	0.1
ARPU (in zlotys per month)	40.3	42.5	44.0
ARPU subscriptions	64.6	66.9	71.2
ARPU prepaid	17.9	19.6	20.4
ARPU voice	30.1	31.5	33.0
ARPU data	10.2	11.0	11.1
Total AUPU (minutes per month)	161.7	159.0	135.8
Churn rate (%)	40%	38%	43%
Source: TP Group

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Orange (the brand under which TP Group subsidiary, PTK Centertel trades) had a total of 14.7 million customers at the end of 2011, up 2.3% year-on-year after a 4.5% increase in 2010, compared with an average market growth rate estimated at 7%. The number of subscription customers was flat, and their proportion of the total customer base was maintained at 47.6% at the end of 2011. The growth in customer numbers can be considered satisfactory, given the high levels of activity of new market players, notably P4 (Play), which benefit from significant asymmetry in MTR costs, as well as MVNOs.

ARPU was 40 zlotys in 2011, down 5.2% on 2010. This fall in ARPU was chiefly due to the reduction in MTR and SMS costs, in addition to downward pressure on the price of voice calls. The subscriber acquisition cost was 128 zlotys in 2011, down 2.5% year-on-year. This improvement was mainly due to the significant increase in the proportion of smartphones sold.

In April 2010, Orange modified its subscription offers to meet customer needs more effectively. The range included Panther offers for users of mobile data services (Internet, email, etc.), Dolphin tariffs for frequent users of voice services, and Pelican for customers focused on text and community services.

For corporate customers, the Discount Optimum offering was introduced in April 2011. This promotional offer is based on the Optimum and Optimum with Internet plans, with a reduced subscription fee for a period to be chosen by the customer. In the high-end segments, the Negotiate Plan and Business Package were updated.

Mobile data services

The new HSPA+ DC technology was launched by PTK Centertel in the first quarter of 2011 in five cities, and was then extended during the year.

The Combo offer was launched by Orange in May 2011. It offers a discount to customers on bundled packages including mobile and fixed broadband, mobile and fixed telephony.

In 2011, a mobile broadband plan for tablets and netbooks was launched (Orange Free Set) at a promotional price.

At the same time, Orange modified its basic mobile Internet package (Orange Free), adding a modem at a promotional price. The new package includes data transfer speeds of 14 to 20 Gbits/s. Lastly, the SIM-only mobile Internet plan was modified, with a promotional discount of 10% on access charges.

In May 2011, Orange introduced the Business Everywhere Everyday plan for corporate customers, with an option for reduced or zero subscription fees. This is the first plan where the subscription fee is charged only in proportion to the number of days on which the data transfer service is used. This no‑monthly fee option is also available to consumers.

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TP Group offers

The main offers as of the date of this document are:

FIXED TELEPHONY AND INTERNET OFFERS

Type	Name/Price per month	Description
Fixed TP services	doMowy 60 TP plan	Fixed plan with call package: LC & DLD: 60 min (24hrs) or 120 off peak, 50 zł monthly subscription fee.
	doMowy 300 TP plan	Fixed plan with call package: LC & DLD: 300 min (24hrs) or 600 off peak, 70 zł monthly subscription fee.
	doMowy 1200 TP plan	Fixed plan with call package: LC & DLD: 1,200 min (24 hrs) or unlimited off peak, 90 zł monthly subscription fee.
	Fixed loyalty offers	A selection of promotions offering various bonuses (such as discounts, free call packs, cheap handsets etc.) in exchange for a loyalty contract 12 to 36 months long.
TP Broadband Internet	Lekki Internet	Low-end Neostrada offer (512 Kbits/s and 1 Mbits/s speeds for the same price).
Wymarzony Internet

Main Neostrada offer (2 – 20 Mbits/s) with pricing especially competitive for high-speed options. Accompanied by gadget (GPS, USB dongle) promotion for retention and Try&Buy option (for one month) for acquisition. Incentives (low installation fee) provided for customers using e-invoicing.

	Super Promocja	Neostrada plan for the highest speeds (40 Mbits/s and 80 Mbits/s VDSL).
	Neonetbook za 1 zł	Neostrada plan (2 – 20 Mbits/s) for Netbook with a 24-month subscription for 1 zł.
	Internet z Extra TV	Bundled Neostrada offer with TV (IPTV and DTH). Maintenance is included in the subscription fee. Selection of bundles with extra channels (including HD).
	Promocja pakietowa z Extra TV	Neostrada bundled offer with TV (IPTV and DTH) and VoIP (unlimited calls to fixed lines). Maintenance is included in the subscription fee. Selection of bundles with extra channels (including HD).
	Internet z telefonem HD	Neostrada with options for speeds from 2 – 20 Mbits/s and VoIP (unlimited calls to fixed lines).
	Internet z telefonem HD	Neostrada with VoIP (unlimited calls to fixed lines) and 40 Mbits/s and 80 Mbits/s VDSL.
Orange fixed services	Orange Stacjonarny

Orange fixed-line offer based on wholesale subscriptions. 35 zł, 49 zł and 85 zł options are available, with a call pack depending on contract length and monthly subscription fee (75 – 3,000 minutes). 24-month and 36-month contracts. Additional call pack for customers of Orange mobile.

	Orange Strefa	GSM-based “Fixed” offer (works only within a designated zone close to home) with 24-month and 36-month contracts. Additional call pack for customers of Orange mobile.
Orange Broadband Internet	Orange Freedom	Orange broadband offer based on BSA. Speed range 256 Kbits/s – 20 Mbits/s, competitive pricing depending on contract length (12-month and 24-month contracts available).
Orange Freedom Pro

Orange broadband with CDMA technology; max. speed 1 Mbits/s; 3 GB data limit.12-month, 24-month, and 36-month contracts (influencing price of modem), 49 zł monthly subscription fee (same as Orange Freedom: 1 Mbits/s for 12 months). Offer targeted at customers without the technical possibility of normal broadband access.

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MOBILE TELEPHONY OFFERS

Type	Name/Price	Description
Subscription and Mix	Dolphin tariff subscription/mix 29 zł/month

•   40 minutes all-in

•   Options:

•   1,200 minutes intra-net or fixed

•   30 minutes all networks

•   49 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Dolphin II tariff subscription/mix 39.90 zł/month

•   60 minutes all-in

•   Options:

•   1,200 minutes intra-net or fixed

•   30 minutes all networks

•   60 minutes all networks with 1#

•   49 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Dolphin II tariff subscription/mix 59.90 zł/month

•   150 minutes all-in

•   Options:

•   1,200 minutes intra-net or fixed

•   30 minutes all networks

•   60 minutes all networks with 1#

•   29 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Dolphin II tariff subscription/mix 79.90 zł/month

•   225 minutes all-in

•   Options:

•   1,200 minutes intra-net or fixed

•   30 minutes all networks

•   60 minutes all networks with 1#

•   29 gr/min for all networks outside contract

•   Unlimited intra-net minutes

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Dolphin II tariff subscription/mix 99.90 zł/month

•   300 minutes all-in

•   Options:

•   1,200 minutes intra-net or fixed

•   30 minutes all networks

•   60 minutes all networks with 1#

•   29 gr/min for all networks outside contract

•   Unlimited intra-net minutes

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

	Pelican II tariff subscription/mix 29.90 zł/month	• 40 minutes all-in • 1,000 SMS intra-net or 200 SMS all networks • 49 gr/min for all networks outside contract • Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)
Pelican II tariff subscription/mix 39.90 zł/month

•   60 minutes all-in

•   Unlimited SMS intra-net

•   400 SMS all networks

•   Free access to social networks – e.g.: Mobile Facebook via phone

•   49 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Pelican II tariff subscription/mix 59.90 zł/month

•   150 minutes all-in

•   Unlimited SMS intra-net

•   800 SMS all networks

•   Free access to social networks – e.g.: Mobile Facebook via phone

•   29 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Pelican II tariff subscription/mix 79.90 zł/month

•   225 minutes all-in

•   Unlimited SMS intra-net

•   2,000 SMS all networks

•   Free access to social networks – e.g.: Mobile Facebook via phone

•   29 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

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Panther II tariff subscription/mix 49.90 zł/month

•   120 minutes all-in

•   1,200 minutes intra-net or fixed line

•   0.5 GB

•   Free HOTSPOT

•   39 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Panther II tariff subscription/mix 69.90 zł/month

•   225 minutes all-in

•   Unlimited intra-net minutes

•   1,200 minutes intra-net or fixed line

•   0.5 GB

•   Free HOTSPOT

•   29 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Panther II tariff subscription/mix 89.90 zł/month

•   300 minutes all-in

•   Unlimited intra-net minutes

•   1,200 minutes intra-net or fixed line

•   1.5 GB (with unlimited data)

•   Free HOTSPOT

•   29 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Panther II tariff subscription/mix 129.90 zł/month

•   450 minutes all-in

•   Unlimited intra-net minutes

•   1,200 minutes intra-net or fixed line

•   2 GB (with unlimited data)

•   Free HOTSPOT

•   29 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Panther II tariff subscription/mix 199.90 zł/month

•   750 minutes all-in

•   Unlimited intra-net minutes

•   1,200 minutes intra-net or fixed line

•   250 minutes to fixed lines

•   3 GB (with unlimited data)

•   Free HOTSPOT

•   29 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

Panther II iPhone tariff subscription/mix 149.90 zł/month

•   550 minutes all-in

•   Unlimited intra-net minutes

•   1,200 minutes intra-net or fixed line

•   3 GB (with unlimited data)

•   Free HOTSPOT

•   29 gr/min for all networks outside contract

•   Minutes within the monthly subscription are exchangeable for SMS (1 minute = 1 SMS)

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Type	Name/Price	Description
Subscription Only	Dolphin II tariff subscription/mix 29.90 zł/month	Additional service, free of charge until the end of the contract – Stop the clock Pro: unlimited minutes for calls to TP mobiles or fixed lines between the 2nd and 60th minute of the call
Dolphin II tariff subscription/mix 39.90 zł/month
Dolphin II tariff subscription/mix 59.90 zł/month
Dolphin II tariff subscription/mix 79.90 zł/month
Dolphin II tariff subscription/mix 99.90 zł/month
Pelican II tariff subscription/mix 29.90 zł/month
Pelican II tariff subscription/mix 39.90 zł/month
Pelican II tariff subscription/mix 59.90 zł/month
Pelican II tariff subscription/mix 79.90 zł/month
Panther II tariff subscription/mix 49.90 zł/month
Panther II tariff subscription/mix 69.90 zł/month
Panther II tariff subscription/mix 89.90 zł/month
Panther II tariff subscription/mix 29.90 zł/month
Panther II tariff subscription/mix 199.90 zł/month
Panther II tariff subscription/mix 149.90 zł/month
Prepaid	Orange GO	• Decreasing rate plan with a per minute rate discount which increases according to the top-up value • 29 gr off-net option available after 50 zł top-up
	Orange POP	• Flat rate 29 gr per minute all networks and 20 gr per SMS all networks • Additional cost reducing option available: mostly voice/SMS and MMS packages
	Orange Free	• Data rate plan • 0.01 zł per 100 kB • 0.29 zł per minute all networks • 0.20 zł per SMS all networks • Data bonuses for top-ups depending on top-up value
	Orange One	• New tariff plan with two profiles (SMS or Voice) and bonuses after top-ups (125 – 1,000 intra-net minutes or SMS) • 0.29 zł per minute all networks • 0.15 zł per minute all networks
Zetafon

•   Every prepaid offer described above is additionally available in a special model called Zetafon with a 24-month, 30-month, or 36-month contract in exchange for a subsidized handset. From the end of 2011, subscriptions include 25 and 50 zł

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Distribution

TP Group uses different types of distribution channels to address its various customer needs and deliver the right offer for individual, business, and corporate customers. Three types of sales network are used. These serve:

•

individual and business customers;

•

corporate customers;

•

prepaid sales.

Sales to individuals and business customers comprise both active and passive sales channels. The passive distribution network consists of PTK Centertel and TP branded stores, with almost 1,100 sales outlets that are either owned or operated under franchise. The active distribution network involves a door-to-door sales force that operates out of direct sales centers located all over Poland. The direct sales centers operate via two different channels (telesales and online). All distribution channels offer a wide range of mobile services, mobile and fixed subscriptions, television contracts, value-added services, and fixed-line voice services.

Sales to business customers and companies are carried out via diverse distribution channels, including: TP’s own sales force, brokers, telesales, and online. This distribution network provides sales and support services to business customers for the sale of mobile services, mobile and fixed-line Internet subscriptions, fixed telephony, value-added services, and customized telecommunications solutions.

The prepaid sales network comprises sales outlets under the Orange name, as well as those of partners specializing in the sale of mobiles. Basic prepaid kits are widely available in around 66,000 sales outlets, while top ups can be obtained from some 119,000 stores.

The Network

Fixed Network

UNBUNDLING

(in thousands)	2011	2010	2009
Total number of fixed lines	7,039	7,671	8,300
Full unbundling	186.0	130.0	51.6
Partial unbundling	55.0	40.4	19.0
Bitstream	523.0	527.0	456.0
Source: TP Group

In 2011, TP Group continued to enhance the infrastructure of its data networks, in particular, the IP VPN and broadband networks. This involved an increase in the capacity of global Internet links, IP backbone network expansion, enhancement of a network for aggregation of data traffic to and from customers, and an increase in the capacity of DSLAM (Digital Subscriber Line Access Multiplexer) access equipment. A significant portion of investment in backbone, aggregate, and access networks has been carried out pursuant to the Memorandum of Understanding with UKE dated October 22, 2009.

TP has also developed a new generation of ADSL access switches compatible with VDSL2 technology, which provides speeds of up to 80 Mbits/s.

In addition, the infrastructure supporting multimedia services, (TP Videostrada, Video-on-Demand and Digital-to-Home satellite television), was expanded.

As part of the expansion of the IP network infrastructure, TP has put in place new generation routers with switching capacity of more than 1 Tbit/s. In 2011, the capacity of the IP network was increased by more than 20% year-on-year, exceeding 340 Gbits/s.

Under a program to develop access nodes, TP increased the availability of very-high bandwidth services with more than 1,000 DSLAM nodes covering around 25% of xDSL users. A total of more than 2.3 million homes are now in the VDSL coverage area.

Lastly, at the end of 2011, TP’s IPTV services covered more than 70% of its broadband client base.

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Mobile Network

Coverage	2011	2010	2009
GSM Voice/Edge	99.6%	99.6%	99.5%
3G (UMTS)/HSDPA	62.4%	58.5%	55.3%
Source: TP Group

In 2011, TP Group continued to develop its core network capacity to keep step with the growth in traffic, by installing new generation network infrastructure entirely based on IP technology. Base station controllers (BSC and RNC) have been gradually migrated to this new generation network (R4), which covered more than 90% of GSM and UMTS/HSPA network users at the end of 2011.

PTK Centertel also extended coverage of its UMTS/HSPA services and increased its GSM capacity, while at the same time continuing to invest in the CDMA network. At the end of 2011, the UMTS/HSPA network was available to 62% of Poland’s population and the CDMA network covered more than 88% of the country. Moreover, the Company continued to roll out a new HSPA DC technology for mobile data, which covered 58% of the population at the end of 2011.

Key Events

March

TP Group sells TP Emitel for 1.7 billion zloty

On June 22, 2011, TP S.A. finalized an agreement with Kapiri Investments, whose sole shareholder is the London-based Montagu IV fund, to sell 100% of Emitel’s shares and voting rights, for 1.7 billion zloty.

March	Agreement between TP and TVN On March 9, 2011, TP Group enhanced its basic TV package with new content provided by TVN. The TV package was also extended to pay-TV bundles.
May	New Broadband Offer In May 2011, TP Group launched a broadband offering based on VDSL technology.
July

Letter of Intent for sharing of network infrastructure and radio frequencies

On July 21, 2011, PTK Centertel and Polska Telefonia Cyfrowa signed an agreement for shared usage of mobile radio access networks (“RAN”). The partners also signed a shareholder agreement concerning the governance of the joint venture created previously – NetWorkS! – in which they each hold a 50% stake.

October

PLN 800 million share buyback program

On October 13, 2011, the Extraordinary Shareholders’ Meeting of Telekomunikacja Polska SA approved a PLN 800 million share buyback program to be implemented by December 31, 2012. In 2011, the Company bought 11,313,409 treasury shares for PLN 200 million.

October

Trade union agreement 2012-2013

On October 24, 2011, TP S.A. signed a new agreement with the unions for 2012-2013, which came into force on January 1, 2012. The agreement covers, inter alia, employment policy concerning internal mobility, recruitment and outsourcing, pay, and voluntary redundancy compensation. Between 2012 and 2013, up to 2,300 employees may take advantage of voluntary redundancy.

January 2012

Definitive ruling in DPTG dispute

On January 12, 2012, the Board of Directors of TP S.A. signed an agreement concerning the dispute with DPTG, in the interests of the Company and its shareholders. The compromise ended a dispute ongoing since 2001 over a contract signed in 1991. TP S.A. has paid a total of 550 M€ to DPTG, and DPTG has withdrawn all of its claims relating to the dispute, including those concerning 396 M€ awarded by the arbitration court of Vienna for phase 1 of the dispute, and its claim for 320 M€ in phase 2, as well as all other liabilities, damages, and expenses relating to the legal action brought by the parties.

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Outlook

TP Group’s objective for the next few years is to take full advantage of the opportunities brought by the Memorandum of Understanding with UKE. The Group will still focus on its core activity, where it will strengthen its position as leader and ensure healthy revenues and a solid financial position. Finally, the Group will respond to changing customer needs, developing an attractive range of services.

These objectives will be achieved by focusing on the following priorities:

•

attaining a leading position on TP Group’s core markets:

•

in fixed telephony, by increasing customer loyalty and reducing revenue erosion,

•

in mobile telephony, by achieving excellence on the subscription market, continuing to strengthen the Orange brand, growing ARPU, and improving customer satisfaction through the introduction of new services,

•

in Internet access, by expanding the broadband customer base and further improving service quality through increases in speed and extension of service coverage,

•

in TV, by pursuing cooperation with TVN, with the aim of providing TP Group customers with the highest service quality, based on rich content and the best technology solutions,

•

in innovation capacity, by offering attractive, integrated packages that meet the needs of TP’s customers;

•

expanding essential network infrastructure on a systematic basis in order to offer customers the latest technologies;

•

developing a new offering for corporate customers on the ICT market, mainly through a newly-created dedicated company (Integrated Solutions);

•

improving customer services;

•

developing a robust sales network, chiefly through direct sales channels that increase the availability of offers for customers;

•

pursuing transformation and savings programs, to reduce the cost base and improve operational efficiency;

•

taking advantage of the opportunities arising in relation to Euro 2012, for which TP and Orange are technology partners.

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6.3.3  Spain

6.3.3.1   The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2011	2010	2009
Population (in millions) (1)	46.1	46.0	45.8
Households (in millions) (2)	17.3	17.2	17.1
GDP growth (%) (2)	+0.7%	-0.1%	-3.7%
GDP per capita (in dollars PPP) (2)	23,300	22,800	22,800
Change in consumption per household (%) (2)	-2.2%	+0.9%	-4.2%
Source: (1) IMF (2) INE/Eurostat-Orange for 2011

TELECOM SERVICES REVENUES (IN BILLIONS OF EUROS)

Source: CMT, Orange for 2011

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: CMT, Orange for 2011

The year 2011 was marked by the weaker-than-expected recovery of the Spanish economy. Carried by exports, GDP once again experienced slight positive growth of 0.7% in 2011; however, this fell short of expectations. The 23% unemployment rate remained at historically high levels while household consumption dropped 2.2% from last year.

In this context, total revenues within the telecommunications industry fell by 4%, versus a 3% drop in 2010, even though the number of customers increased. The fixed-line and mobile markets continued to be characterized by intense price competition, leading to a 3.5% drop in mobile revenues and a 1.5% drop in fixed Internet revenues.

The number of mobile customers increased 3.4% to 58.7 million, while Internet and fixed-line subscribers increased by 4.8% to 11.1 million.

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Fixed telephony

	2011	2010	2009
Revenues (in millions of euros)	5,221	5,765	6,209
o/w PSTN access	2,558	2,749	2,987
o/w PSTN communications	2,523	2,834	2,988
Number of subscribers (in millions)	19.6	19.7	20.1
PSTN	18.7	18.9	19.3
VoIP	0.9	0.9	0.8
Traffic (in millions of minutes)	64,362	65,909	67,186
AUPU (in minutes per month)	287	291	290
Source: CMT, Orange for 2011

Fixed-line telephony revenues dropped 9.4% as customers moved from fixed lines toward less expensive voice and Internet packages and as mobile phones took the place of fixed lines. The number of telephone lines remained more or less stable in 2011.

Internet on the fixed network

	2011	2010	2009
Revenues (in millions of euros)	3,830	3,888	3,877
o/w narrowband	3	5	7
o/w broadband	3,383	3,392	3,363
o/w other Internet services	443	491	516
Number of subscribers (in millions)	11.1	10.6	9.9
Narrowband	0.1	0.1	0.2
Broadband	11.0	10.5	9.7
o/w ADSL	8.7	8.4	7.7
o/w cable	2.1	2.0	1.9
ARPU (in euros per month)	28.8	30.6	32.9
Number of IPTV subscriptions (in millions)	0.9	0.9	0.8
% of lPTV over ADSL access	10.3%	10.2%	10.3%
Source: CMT, Orange for 2011

Revenues from fixed Internet dropped by 1.5% across the board as a result of the 6.0% decrease in average revenue per customer (ARPU) related to long-term promotions and permanent discounts on fixed-line and mobile services purchased from the same operator.

The number of Internet customers grew to 11.1 million in 2011, an increase of 4.8%. Growth was slower than in previous years—an indicator of the maturity level of this market. High capacity broadband services, however, took off: ONO rolled out its VHBB solution for cable (DOCSIS 3.0) in 7 million households and now serves more than 350,000 customers, while Telefónica is stepping up its selective deployment of fiber-to-the-home services (FTTH) and serves more than 160,000 customers.

Plans that include television have not yet reached expected levels. The number of customers having selected an IPTV add-on increased by 4.8% in 2011 to 0.9 million (i.e., 10.3% of broadband subscribers).

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Mobile telephony

	2011	2010	2009
Revenues (in millions of euros)	13,527	14,015	14,527
o/w subscriptions	11,517	11,777	12,119
o/w prepaid	1,837	2,077	2,300
o/w voice	8,034	9,265	10,375
o/w messaging (SMS, MMS)	1,146	1,249	1,572
o/w data access	2,442	1,963	1,443
Number of customers (in millions)	58.7	56.7	54.8
o/w subscriptions	38.4	36.2	33.8
o/w prepaid	20.3	20.5	21.0
o/w data subscribers only	6.0	5.5	3.8
ARPU (in euros per month)	19.2	20.6	22.1
Contract ARPU	25.0	27.1	29.9
Prepaid ARPU	7.5	8.4	9.1
Data ARPU (excl. SMS, MMS)	3.5	2.9	2.2
Traffic (in millions)
Mobile outgoing minutes	72,923	71,189	70,876
Number of SMS	8,618	8,761	10,577
AUPU (in minutes per month)	104	105	108
Source: CMT, Orange for 2011

Total revenues decreased by 3.5%, due primarily to the drop in telephony revenues, which was not completely offset by the increase in data revenues (+24% excluding SMS messaging). Total ARPU decreased 6.6% as a result of the decline in voice services related to the drop in price per minute and decreased usage (AUPU). Average revenue per user for data increased 20.3%, driven by the rise in the number of smartphones.

The number of subscribers increased 3.4% to 58.7 million customers, which corresponds to a penetration rate of 127%. Customers with a subscription increased 6% to 38.4 million, representing 65.4% of the total customer base. The number of customers with prepaid plans fell by -1.2% to 20.3 million.

6.3.3.2   The Competitive Environment

Fixed-line telephony and Internet

FIXED LINES SEGMENTATION

(in millions)	2011	2010	2009
Total fixed lines	19.6	19.9	20.1
o/w consumer	13.2	13.2	13.1
o/w wholesale	6.4	6.7	7.0
Source: CMT, Orange for 2011

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BROADBAND INTERNET MARKET SHARE

Source: CMT

The Internet market is dominated by five main players representing over 90% of the market, with respective market shares of 48.2% for Telefónica, 14.5% for Ono, 11.5% for Orange, 9.9% for Jazztel and 7.7% for Vodafone (source: CMT, Orange estimates for Q4 2011). 79% of the subscriber base is connected by ADSL and 19% by cable. Bundled dual play offerings (telephone and Internet services) continue to be standard in the Spanish market.

The market is characterized by tight competition, resulting in long-term promotions (up to 50% of the price of ADSL for one year) launched by all operators and convergence offers launched by Orange, Vodafone and Telefónica. Under these circumstances, Jazztel’s market share grew by 0.8 point, Orange’s grew by 0.9 point and Vodafone’s grew by 0.6 point, at the expense of Telefónica, whose market share dropped by 5.3 points, while Ono remained stable.

Mobile services

MOBILE MARKET SHARE

Source: CMT

The market was dominated by three main operators that, together, represented 89% of the market: Telefónica (41.3%), Vodafone (27.5%) and Orange (20%). Yoigo’s (Telia Sonera) market share was 5.1%, while the MVNOs held a 6.1% share (source: CMT, Orange estimates for 2011). There are 30 different MVNOs, focusing mainly on low value segments, prepaid customers and ethnic segments.

In 2011 the market was characterized by tight competition between the mobile telecommunications operators, with a price war breaking out among the MVNOs over the low value segments and with sizable subsidies for smartphones in the premium segments. These factors led to a 15% increase in churn rate (5.6 million customers changed operators in 2011). In this context, the MVNOs and Yoigo increased their market share by 1.8 and 1.3 points, respectively, while Telefónica lost 1.5 point and VOD lost 1.7 points. Orange’s market share remained stable in terms of volume but increased in value by two points to reach 20.0% (source: CMT, Orange estimates for 2011).

6.3.3.3   The Regulatory Environment

Spanish legislative and regulatory system

The 2002 European “Telecom Package” was transposed into Spanish law by the general Telecommunications Act (law 32/2003 of November 3, 2003), as well as by royal decree 2296/2004 of December 10, 2004 on electronic communications markets, network access and numbering, and royal decree 424/2005 of April 15, 2005 on the supply of electronic communications services, universal service obligations and user rights. The latter was amended by royal decree 726/2011 relating to the supply of the universal service in May 2011. The telecommunications sector is also covered by the law 15/2007 of July 3, 2007 on the implementation of competition rules.

Law 34/2002 of July 11, 2002 relating to the information society and electronic commerce specifies the obligations and limits of responsibility applicable to service providers in the information society. The regulatory framework applicable to data protection in Spain is based around law 15/1999 relating to personal data protection and order 999/1999 relating to security measures. In the field of intellectual property rights protection, law 23/2006 of July 7, 2006 amends law 1/1996 of April 12, 1996 and transposes European directive 2001/29 relating to the harmonization of certain aspects of copyright and related rights in the information society.

The 2009 European guidelines are being transposed into national legislation.

Authorities

•

The Ministry for Telecommunications and the information society (Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información, SETSI) that is part of the Ministry of Industry, Tourism and Commerce, is responsible for activities relating to telecommunications and the information society.

•

The Telecommunications Market Commission (Comisión del Mercado de las Telecomunicaciones, CMT) is the regulatory authority responsible for the telecommunications and audiovisual sectors (excluding content);

•

The National Competition Commission (Comisión nacional de la Competencia, CNC) is responsible for the implementation of competition law in coordination with industry authorities.

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Regulation of mobile telephony

Key Events

February 2011	Universal Service: the law on a sustainable economy, which defines the universal service at 1 MB, is approved.
May 2011	Universal Service: Royal decree 726/2011 amending decree 424/2005 on universal service provision is adopted.
May 2011	900 MHz spectrum: the Spanish authorities allocate a 5 MHz block in the 900 MHz band to Orange Spain.
July 2011	Auction for the spectrum: the Spanish government auctions frequencies in the 800 MHz, 900 MHz and 2.6 GHz bands. Orange Spain purchases 10 MHz in the 800 MHz band and 20 MHz in the 2.6 GHz band.
September 2011	Universal Service: the Spanish government launches the process of designating universal service providers.
September 2011	Universal Service: Orange Spain’s contribution to the net cost of universal service for 2008 is set at 7.61 M€.
November 2011	Auction for the spectrum: Orange Spain acquires 10 MHz in the 2.6 GHz frequency band in TDD mode for 5.2 M€.
December 2011	Universal Service: Telefónica is designated as universal service provider.
December 2011	Universal Service: the net cost of the universal service for 2009 reaches 46.78 M€.
December 2011	Mobile voice termination rates: the CMT launches an invitation to tender on market 7 and offered new mobile voice termination rates until 2014.

Universal Service

The law on a sustainable economy approved in February 2011 stipulates that functional access to the Internet includes a 1 MB broadband connection. The Ministry for Industry gave details of the implementation in a Royal Decree on the provision of the universal service, published in May 2011.

In September 2011, the Spanish government launched the selection process for designated operators to run the various components of the universal service (voice telephony, connection to the 1 MB network, public payphones, directories) for a period of five years. In December 2011, Telefónica was designated as the universal service provider beginning in January 2012.

The net cost of the universal service for 2009 was set at a final amount of 46.78 million euros.

Spectrum

In May 2011, the Spanish authorities allocated a duplex block of 5 MHz in the 900 MHz band to Orange Spain, which made an initial lump sum payment of 126 million euros and committed invest 433 million euros in the Spanish telecom infrastructure (integrated into the 2011-15 investment plan). The license, granted under the principle of technological neutrality, is valid until December 2030.

In July 2011, the Spanish authorities auctioned the 800 MHz, 900 MHz and 2.6 GHz frequency bands. Orange Spain purchased 10 MHz duplex in the 800 MHz band and 20 MHz duplex in the 2.6 GHz band. 11 operators bought 270 MHz duplex (51 blocks of the spectrum) out of the 310 MHz duplex available, for 1.65 billion euros.

The situation is as follows for the three main operators:

•

Orange Spain has acquired 10 MHz duplex in the 800 MHz band and 20 MHz duplex in the 2.6 GHz band for 437 million euros (cash payment below the European references);

•

Telefonica bought 10 MHz duplex in the 800 MHz band, 5 MHz duplex in the 900 MHz band and 20 MHz duplex in the 2.6 GHz band for 668.31 million euros (for comparison: 499.31 million euros without the frequencies in the 900 MHz band);

•

Vodafone has purchased 10 MHz duplex in the 800 MHz band and 20 MHz duplex in the 2.6 GHz band for 517.59 million euros.

The seven remaining blocks were also auctioned in November 2011. Orange Spain acquired 10 MHz duplex in the 2.6 GHz frequency band in TDD mode for 5.2 million euros. Telefónica won the 4.8 MHz block for 169 million euros and Vodafone acquired the remaining national 20 MHz duplex for 10.4 million euros.

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Mobile call termination rates

Following its invitation to tender in December 2011 for the wholesale mobile call termination market (market 7), the CMT published a decision involving a new gradual decrease of mobile call termination caps to cover the period from 2012 to 2014. The proposed caps are as follows:

Mobile call termination rates in euro cents/min	04/16/2011- 10/15/2012	10/16/2012- 04/15/2013	04/16/2013- 10/15/2013	10/16/2013- 12/31/2013	As of 01/01/2014
Telefónica Móviles, Vodafone and Orange	3.42	2.84	2.25	1.67	1.09
Yoigo	4.07	3.16	2.41	1.67	1.09

Regulation of fixed telephony and broadband Internet

Key Events

April 2011	Local loop unbundling and wholesale line rental: Telefónica increased the rate for local loop unbundling from 7.79 € to 8.32 € and reduced the wholesale line rental price from 11.28 € to 11.19 €.
November 2011	Bitstream offer: the CMT approved the wholesale offer for broadband access (NEBA).

Local loop unbundling

In April 2011, Telefónica increased the price of local loop unbundling from 7.79 euros to 8.32 euros per month.

Wholesale line rental (WLR)

In April 2011, the CMT reduced the wholesale line rental price from 11.28 euros to 11.19 euros per month.

Bitstream offer

In November 2011, the CMT approved the new wholesale offer for access to broadband Ethernet (NEBA), which is intended to replace the current wholesale offers for bitstream access and to take effect in the first quarter of 2012. Current services (GigADSL and ADSL IP) will remain available until the new wholesale services are actually offered.

6.3.3.4   Orange España’s activities

FINANCIAL INDICATORS

	2011	2010	2009
Revenues (in millions of euros)	3,993	3,821	3,887
Reported Ebitda	839	765	729
as a % of revenues	21.0%	20.0%	18.8%
Capex	405	397	440
as a % of revenues	10.1%	10.4%	11.3%
Source: Orange

Orange España, operating under the Orange, Ya.com and OBS (Enterprise) brands, offers fixed and mobile telecommunication services to more than 15 million customers in the residential, professional, business and wholesale segments.

In 2011, operations were still affected by the macroeconomic environment, competitive pressure and negative regulatory impact on interconnection prices. Nevertheless, Orange España’s commercial growth allowed it to increase its total revenues by 4.5% (3.9 billion euros). Fixed telephony and Internet service revenues increased by 6.6% and mobile revenues increased by 4.1%. Disregarding the impact of regulations, Orange’s revenues were up 7.1%.

Ebitda grew by 9.8%, and the Ebitda margin went up 1 point to 21% compared to 2010.

In 2011, Orange España continued to carry out its transformation programs, strict cost control policies and operational efficiency improvement programs. The savings generated by these programs allowed Orange España to offset the increase in its sales and marketing expenses stemming from new customer acquisition and customer retention.

Orange also pursued its plans to transform its network in 2011 with investments, excluding licenses, up 2%. Furthermore, Orange invested 569 million euros in additional mobile frequencies, which allows it to compete on equal footing with the other operators.

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Fixed telephony and Internet

KEY INDICATORS

	2011	2010	2009
Revenues (in millions of euros)	707	663	671
Number of Internet customers (in millions)	1.31	1.17	1.17
o/w narrowband	0.05	0.05	0.08
o/w broadband	1.27	1.11	1.09
ARPU (in euros per month)	32.4	31.8	28.1
Broadband Internet	32.4	31.8	30.4
Source: Orange

Orange España’s strategy in regard to fixed-line services remained focused on improving customer satisfaction and loyalty, as well as on improving margin by optimizing access costs and enhancing value added services such as VoIP. Priorities related to reduced churn rate and increased value led to a 13.5% increase in the number of broadband customers and a 1.9% increase in average revenue per user, which came to 32.4 euros per month at year-end 2011. The number of unbundled customers increased by 27.2% to 777,000 customers at the end of 2011, with totally or partially unbundled customers representing 78.7% of total broadband customers.

Mobile telephony activities

KEY INDICATORS

	2011	2010	2009
Revenues (in millions of euros)	3,286	3,158	3,216
Total number of customers (in millions)	12.5	11.9	11.9
o/w contract	7.6	7.1	6.7
o/w prepaid	4.9	4.8	5.2
o/w 3G broadband	7.3	6.3	5.1
o/w broadband only (3G dongles)	0.77	0.64	0.35
Number of MVNO customers	1.48	1.20	0.75
Total ARPU (in euros per month)	20.8	21.5	22.3
Contract ARPU	30.7	31.8	34.2
Prepaid ARPU	5.8	6.7	7.0
Voice ARPU	16.3	17.6	18.8
Data ARPU	4.5	3.8	3.5
Total AUPU (in minutes per month)	163.5	162.4	152.3
Churn rate (%)	-28.3%	-26.9%	-28.5%
Source: Orange

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Orange España’s offers

The plans under the Animals line, launched in June 2010 for clients with subscriptions, are the leading abundance and premium voice plans and combined voice and data plans on the Spanish market. These plans are attractive in their simplicity and excellent value. As regards customer loyalty, Orange is anticipating changes to the regulations on number portability in 2012 and has launched a new plan, called Renove Estilo Orange, offering existing customers the same conditions for upgrades as those offered to new customers.

In 2011, Orange expanded on the concept of the plans under the Animals line in the prepaid segment and was the first operator to offer an abundance rate for Internet (Delfín) for users of prepaid cards. Furthermore, in mid-2011 Orange launched Mundo, a new plan targeting immigrants that includes only a SIM card and competitive rates for international calls.

In the mobile broadband market, Orange launched the Smart SIM offering for customers under the Delfín plan (voice and Internet), allowing them to obtain an extra SIM card for their tablet and to share all data on the SIM card. The number of mobile broadband customers (under the Delfín or dongle plans) increased by a factor of 2.3 in 2011 and representing 26% of the total customer base.

As for the business segment, in 2011 Orange launched new rates under its Habla y Navega (talk and surf) offering, the first combined voice and data plan available on the market, and Oficina Plus Global, which includes mobile, fixed-line and PBAX services with a single contract and billing. For large accounts, Orange has launched new Giganet services based on the Ethernet protocol that make it possible to connect multiple customer sites with fiber optics allowing for speeds of up to 10 Gbits/s.

In 2011, the number of customers with a subscription increased 6.7% thanks to high value offerings such as the León plan (voice rate) or the Delfín plan (voice and Internet), while prepaid customers increased 1.3% despite intense competition between MVNOs. The decrease in total ARPU was limited to 3.2% despite the continued drop in prices, thanks to the value strategy implemented to both acquire and retain subscribers.

The main offers as of the date of this document are:

FIXED TELEPHONY AND INTERNET OFFERS

ADSL (consumer)	ADSL Máxima velocidad: 40.95 €/month and 30.95 € for convergent customers	Includes ADSL at maximum available speed, free calls to domestic fixed lines, free calls to 15 Orange mobile lines (at 1 € each number), free Livebox (advanced modem) and monthly line rental.
	ADSL Máxima velocidad + Pay TV: 50.95 €/month and 40.95 € for convergent customers	Includes the same services as Máxima velocidad plus the Orange TV bundle with the football option (Gol TV).
Internet ADSL dual play (business)	+Empresa Indirecto 40 €/month	Targets SOHOs and SMEs: Includes PSTN ADSL at 10 Mbits/s and flat rate for calls to national fixed lines.
Fixed to mobile substitution (business)	Mi Fijo 15 €/month	Targets SOHOs and SMEs: offers voice fixed line portability based on mobile technologies. Includes free calls to fixed domestic numbers and 0.10 € per call to mobiles.

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MOBILE TELEPHONY OFFERINGS

León 24h abundance rates (contract consumer)	León 49 49 €/month	1,000 minutes, 24h
	León 32 32 €/month	500 minutes, 24h
	León 24 24 €/month	300 minutes, 24h
Delfín 24h abundance rates and unlimited Internet access (contract consumer)	Delfín 79 79 €/month	2,000 minutes 24h, 500 SMS, 1 GB
	Delfín 59 59 €/month	1,000 minutes 24h, 750 MB
	Delfín 40 40 €/month	500 minutes 24h, 500 MB
	Delfín 30 30 €/month	300 minutes 24h, 300 MB
	Delfín 20 20 €/month	300 minutes (6pm to 8am), 200 MB
	Bonos Internet Extra	Additional surfing bundles for Delfín plans (200 MB for 5 €/month, 500 MB for 8 €/month)
	SmartSIM 3 €/month	Extra SIM card for tablets to share with data bundles
Panda: leisure (contract consumer)	Panda 26 26 €/month	1,200 minutes (6pm to 8am)
	Panda 20 20 €/month	300 minutes (6pm to 8am), 300 SMS
	Panda 15 15 €/month	300 minutes (6pm to 8am)
Ardilla: low cost (contract consumer)	Ardilla 15 10 €/month	Minimum fee 15 €/month, 8 euro cents/min, 150 SMS, 150 MB
	Ardilla 8	Minimum fee 8 €/month, 8 euro cents/min
Pingüino expenditure control (contract consumer)	Pingüino 10 € or 20 €/month (automatic recharge)	Free calls to Orange numbers 6pm to 8am (max 1,000 min), other calls 4 euro cents/min
	& Navegación 20 €/month (automatic recharge)	Free calls to Orange numbers 6pm to 8am (max 1,000 min), other calls 10 euro cents/min. Data traffic 150 MB, 150 SMS
Básico SIM only (contract consumer)	Básico 6	Minimum fee 6 €/month, 6 euro cents/min, 6 euro cents/SMS
León 24h (prepaid)	León de Tarjeta 7 €/week	100 minutes 24h, 9 euro cents/SMS
Delfín 24h browsing (prepaid)	Delfín de Tarjeta 3.5 €/week	9 euro cents/min, 100 MB data, 50 SMS
Ardilla (prepaid low cost)	Ardilla de Tarjeta	Minimum top-up of 5 €/month, 9 euro cents/min, 9 euro cents/SMS
Mundo (prepaid for immigrants)	SIM Mundo	7 euro cents/min with reduced rates to fixed-line international numbers (up to 1 ct/min)
Internet Everywhere Premium Plan (contract data)	IEW35 35 €/month or 25 € for voice contract users	5 GB at max. speed, then 128 kbps
	IEW39 39 €/month or 29 € for voice contract users	5 GB at max. speed, then 128 kbps (no commitment)
Internet Everywhere Entry Plan (contract data)	IEW19 19 €/month or 9 € for voice contract users	1 GB at max. speed, then 128 kbps
	IEW23 23 €/month or 13 € for voice contract users	1 GB at max. speed, then 128 kbps (no commitment)
Internet Everywhere (prepaid data)	Daily bundle daily rate 3.50 €	250 MB at max. speed, then 128 kbps
	Monthly bundle monthly rate 35 €	2 GB at max. speed, then 64 kbps
Planes Profesionales abundance offer (business)	Planes Profesionales From 29 €/month to 79 €/month	Different data and time of day bundles depending on rate chosen, from 29 €/month to 79 €/month
Plan Oficina (business)	Plan Oficina 15 €/month	Free calls during weekends and from 6pm to 8am Monday to Friday. (Set up fee of 0.15 € per call.)
Internet Everywhere (business data)	IEW pro	Multiple options available at max. speed depending on rate chosen from 19 €/month to 39 €/month

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Distribution

SEGMENTATION OF DISTRIBUTION CHANNELS
(AS A % OF CUSTOMER ACQUISITIONS)

Source: Orange

Orange España’s retail distribution network consists of 2,440 points of sale, including:

•

Orange’s own shops;

•

franchises;

•

specialized shops under the Orange brand;

•

non-exclusive specialized shops; and

•

a network of retailers.

Orange España also distributes its services through remote sales channels and its own online sales portal.

The distribution network is evolving toward increased, exclusive direct sales channels, currently representing 79% of total sales. In 2011 seven new directly owned stores and 119 franchises were opened in Spain, including two flagship stores on Madrid’s Gran Via and Puerta del Sol. Online sales also increased, making up 8% of all sales.

The network

Fixed network

UNBUNDLING (IN MILLIONS)

Source: Orange

FIXED BROADBAND COVERAGE

(in millions)	2011	2010	2009
Number of accessible copper lines (in millions)	13.20	12.81	12.79
Number of households that can be connected by FTTH	0.06	3.88	2.33
Number of NRA (in thousands)	615	589	585
Source: Orange

Orange España fixed access infrastructure, based on its own optic fiber network and extensive ADSL roll-out, enables delivery of advanced telecommunication services, including broadband Internet access, VoIP, IPTV, TV streaming, VOD and advanced business services.

In 2011, Orange España finalized the integration of the Orange and Ya.com fixed networks, optimizing the geographical roll-out and investments in Telefónica’s MDFs. During the first quarter of 2012, customers have been migrated to the integrated network. This integration makes it possible to improve network maintenance, customer service (delivery and after sales service) and to cut operating costs through a centralized service platform.

Orange extended its fiber optic coverage (FTTH) to 60,000 subscriber households through new agreements with private partners (UFINET) and public institutions (the government of the Region of Asturias), as well as through its own deployment of fiber optics in two new districts of Madrid (Sanchinarro and Montecarmelo).

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Mobile network

	2011	2010	2009
GSM Voice/Edge	99.2%	99.2%	99.2%
3G (UMTS)/HSDPA	90.6%	89.7%	84.8%
Number of 2G radio sites (in thousands)	16.1	16.1	15.8
Number of 3G radio sites (in thousands)	10.8	9.6	8.9
Source: Orange

In 2011, Orange invested 569 million euros in additional frequency and continued to carry out its network transformation plans totaling 500 million euros in order to meet growing demands for mobile broadband, to reduce costs and to become the industry leader in service quality.

In 2011, the Spanish authorities began a process to reallocate the radio-frequency spectrum. Orange acquired the following additional frequencies: 10 MHz in the 800 MHz band, 5 MHz in the 900 MHz band, 20 MHz and 10 MHz of the 2,600 MHz band (The second via TDD). Orange is now positioned on equal footing with the two other major operators.

The main measures taken in 2011 as part of the network transformation plan involved switching 3,604 mobile nodes to multi-band equipment (radio access network renewal plan), connecting 1,085 nodes via PMW (packet-based microwave radio technology) or fiber optics (backhaul transmission network refresh plan) and migrating 75 BSCs toward the core of the integrated network, thereby moving 77% of traffic to IP (IP revolution plan).

Core and transport networks

Orange España has been transforming its core transmission network toward a single convergent network model based on IP architecture, a mobile IP protocol, upgraded WDM multiplexers and switches in order to adapt the network structure to meet current and future customer needs while ensuring a high level of security and service quality.

Key Events

January	Orange and ZTE España signed an agreement to jointly develop innovative services (machine-to-machine, cloud computing, digital home, services for the elderly).
February

Orange launched the new Samsung Wave 578 terminal, equipped with NFC (near field communications) technology.

In collaboration with outside partners (Google, STRATO, MRW, Emprendedores magazines, the Spanish Ministry of Industry), Orange launched an initiative to help small and medium sized companies grow their online business.

March

Orange extended the Animals line to prepaid customers.

Orange launched a new line of pricing plans for professionals and small-to-medium sized companies called Habla (voice services) and Habla y Navega (voice and Internet services).

Orange, Vodafone and Telefónica signed a partnership agreement to develop NFC (near field communications) technology.

April	Orange signed an agreement with Securitas Direct España to develop joint security services based on remote building surveillance.
May

Orange signed an agreement with Gestión de Infraestructuras Públicas de Telecomunicaciones del Principado de Asturias to offer fiber optic communications in Asturias.

Orange announced an innovative project involving M2M technology for remote control of urban services.

Sanofi and Orange signed an agreement to develop a telemedicine platform (remote surveillance of diabetes patients).

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June

Orange launched the Basic 6 plan (6 euro cents/minute for all domestic communications and 6 euro cents to send SMS).

Orange launched the SIM Mundo plan, a prepaid plan for foreign customers (1 ct/minute to destinations such as Romania, Poland, Morocco, Colombia, Peru, Mexico and China).

Orange opened its 200th franchised store in Madrid.

July

Orange invested 569 million euros to acquire mobile frequencies.

Orange launched the new Orange Travel roaming plan, without a monthly subscription or access fees.

Orange began to offer 3D-TV broadcasting for a selection of FTTH customers.

August

Orange added the Samsung Galaxy Tab 10.1 tablet to its catalog of devices available with an Internet Everywhere subscription, starting at 329 euros.

Orange took part in World Youth Day in Madrid and invested over one million euros to improve its mobile network during the celebration.

Orange added three new plans to its Animals line: León 24 and 32 and Delfín 30.

Orange launched the Combina y Ahorra plan offering discounts of up to 15 euros per month for customers with at least two Orange products (mobile, ADSL and Internet Everywhere).

September

Orange overhauled its IPTV services with an ADSL plus TV plan at a price of 25.95 euros for customers. This price is permanent for customers under the Combina y Ahorra plan and valid for nine months for other customers.

Orange deployed its Giganet broadband Ethernet network for large corporations in Madrid and Catalonia.

Orange announced the sale of the iPad 2, with Wi-Fi and 3G connections.

Orange launched Ardilla 15 for smartphone customers with per-minute rates (€8 euro cents/min with 150 SMS and unlimited browsing).

October

Orange launched four new mobile Internet and voice rate plans for professionals and small-to-medium sized companies: Habla y Navega 29 and Habla y Navega 39 (voice and data) and Habla 19 and Habla 29 (voice).

Orange invested over 13.2 million euros to renew its fixed and mobile networks in the Canary Islands.

Orange and El Corte Ingles expanded on the partnership they entered into a year earlier: Orange invested 5.5 million euros to install 80 points of sale in El Corte Ingles stores by the end of 2011.

November	Orange joined forces with the public transit company of Málaga to try out a bus fare payment system using NFC technology.
December

Orange opened its two Spanish flagship stores in Madrid in the Puerta del Sol and on Gran Vía (investment of more than one million euros).

Orange launched Renove Estilo Orange, which offers the same smartphone renewal conditions to new customers as to existing customers.

Orange extended its distribution network (directly owned stores and franchises) with 450 new stores in Spain.

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Outlook

The economic crisis affecting Spain together with the maturity level of the market are spurring competition between operators and putting pressure on revenue growth for all market players.

Despite these factors, the Spanish telecommunications market offers considerable opportunities for growth in mobile and fixed Internet and in the development of new services. Orange has the strengths required to become the number one trusted alternative telecommunications operator for basic services.

To meet this goal, Orange España developed a strategic program as part of the Conquests 2015 plan. It has defined strategic priorities for growth, action plans and objectives focusing on increased speed and modernized infrastructure, the simplicity and reliability of its products and services, the role of its employees at the core of the Company, excellence in customer relations and new services.

The main priorities in strengthening Orange’s value proposition are:

•

developing a portfolio of targeted, unique products;

•

offering services with the best possible quality/price ratio for price-sensitive customer segments;

•

increasing presence in growing customer segments that are being overlooked;

•

using convergence to stand out from the competition through bundled offerings and integrated services;

•

further transforming the distribution channels;

•

evaluating next-generation services, focusing on simplicity and segmentation.

The main priorities in improving customer experience and satisfaction are:

•

restructuring processes to improve the customer experience and satisfaction;

•

providing a unified customer experience throughout the entire contact chain (points of sale, call centers, sales force);

•

segmenting customer service and operational support;

•

further enhancing and developing loyalty programs.

The main priorities in improving operational/technical quality and efficiency are:

•

modernizing network access and core networks to boost scalability and cost control and to ensure compatibility with next generation networks (4G, VHBB);

•

improving the quality of customer processes;

•

upgrading IT platforms toward greater integration and convergence to improve business efficiency and quality and to reduce costs;

•

optimizing resources and reducing costs through increased network sharing and streamlined purchasing.

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6.3.4  Rest of the world

6.3.4.1   Other European countries

Belgium

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2011	2010	2009
Population (in millions) (1)	11.0	10.9	10.8
Households (in millions) (1)	4.7	4.7	4.6
GDP growth (%) (1)	+ 2.4%	+ 2.1%	- 2.7%
GDP per capital (in dollars PPP) (1)	37,677	36,274	35,374
Change in consumption per household (%) (2)	+ 1.6%	+ 1.5%	- 0.3%
Source: (1) IMF (2) Belgian National Bank

TELECOM SERVICES REVENUES (IN BILLIONS OF EUROS)

Source: Mobistar

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Mobistar

Belgium’s telecommunications market saw an increase in the number of Internet lines and mobile customers in 2011. The mobile penetration rate is now above 100%. The fixed broadband market is still strong, with double-digit growth over the year.

Triple play and convergence offers are becoming the rule in the Belgian market. Pricing pressure stemming from both regulation and the fierce competition between the three main players has compounded these trends.

The fixed broadband market is dominated by incumbent operator Belgacom and cable operators, as the level of full unbundling of the local loop is fairly low and prices are relatively high. Fixed broadband offers have evolved towards the provision of broad television services, and the incumbent operator has built up its position in this field thanks to heavy promotion of its convergence offers.

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Mobile telephony

	2011	2010	2009
Revenue (in millions of euros)	3,622	3,741	3,811
incl. subscriptions	2,783	2,847	2,912
incl. prepaid	839	894	899
Number of customers (in millions)	12.4	12.2	11.8
incl. subscriptions	6.4	6.1	5.7
incl. prepaid	6.0	6.1	6.1
Total ARPU (in euros per month)	24.7	26.1	27.5
Source : Mobistar

The mobile market is split more evenly between the three main players: Proximus (Belgacom’s mobile telephony brand), Mobistar, and Base.

The smartphone market continued to grow significantly in 2011 thanks to the launch of equipment and appropriate offers. Consequently, the proportion of data revenues in total mobile revenues rose and data revenues increased substantially over one year. This trend partially offset the decline in ARPU linked to price pressure (stemming from regulation and competition).

The mobile broadband market also continued growing thanks to the launch of numerous services by the three operators.

As regards the business segment, just as in 2010, 2011 was negatively impacted by regulation as well as the economic crisis.

The 6% decline in ARPU stemmed from the negative impact of regulation and competition in the consumer and business markets, despite the growth in mobile data revenues. The drop in mobile call termination and roaming rates negatively impacted ARPU, despite improvement in the use of mobile data and the subscriptions/prepaid ratio.

The Competitive Environment

MOBILE MARKET SHARE

Source: Mobistar

Competition continued to heat up in 2011 due to the saturation of the market. According to Mobistar estimates, the number of active SIM cards in the Belgian market represented around 114% of the population at the end of 2011. The proportion of subscription and prepaid services in the Belgian market improved in 2011, with major prepaid users tending to switch to subscription-based plans.

Belgacom subsidiary Proximus maintained its market leadership thanks to increasingly convergent offers. Mobistar slightly increased its market share on the back of its solid positioning in the very buoyant smartphone segment and attractive subscription offerings. Mobistar, a convergent player on the telecommunications market, continued to integrate its subsidiary Mobistar Enterprise Services S.A., acquired in 2010, and to develop a new television experience within the Belgian market. Base (the brand of KPN Group Belgium) maintained a very aggressive customer acquisition strategy, particularly in the prepaid market. Lastly, cable company Telenet maintained its handset subsidy policy in the mobile consumer market.

MVNOs (Mobile Virtual Network Operators) also consolidated their market share in niche segments (mainly ethnic), although their overall share of the Belgian market remained stable, and the three main players, Proximus, Mobistar and Base, strengthened their positions.

The Regulatory Environment

Legal and regulatory framework

The 2002 European “Telecoms Package” law on electronic communications networks and services was transposed into the Belgian Law on Electronic Communications (Loi sur la Communication Electronique) of June 13, 2005, last amended by the law of December 30, 2009. The Law on the Protection of Economic Competition (Loi sur la Protection de la Concurrence Economique) of September 2006 was supplemented in 2009.

A set of measures was adopted in 2011 to strengthen consumer protection (including the drafting of a customer charter, the creation of a code of ethics and Ethics Committee for value added services, and the ability to contact emergency services by SMS).

The European directives enacted in 2009 are in the process of being transposed into Belgian law.

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Authorities

The Belgian Ministry of the Economy, Consumers and the North Sea is in charge of electronic communications and the information society.

The Institut Belge des Services Postaux et des Télécommunications (IBPT) is the regulatory authority for the telecommunication sector.

The three media regulators (the Vlaamse Regulator voor de Media, the Conseil Supérieur de l’Audiovisuel and the Medienrat) in charge of broadcast issues in each Belgian Community also have to be consulted by the IBPT on certain decisions that could impact broadcast services. Together, these three media regulators and the IBPT make up the Conférence des Régulateurs du Secteur des Communications Electroniques (CRC).

The Competition Council is in charge of promoting competition and ensuring its effectiveness.

Regulation of mobile telephony

SIGNIFICANT EVENTS 2011

February 2011

Mobile call termination rates: The Appeals Court rejected the mobile operators’ request for suspension of the rates set forth under the mobile call termination market (market 7) and upheld the ruling handed down by the IBPT in 2010.

March 2011	Mobile call termination rates: The IBPT published a consultation on the MTRs applicable to Telenet, in its capacity as a full MVNO.
April 2011	3G: Telenet/Voo applied for the fourth 3G license, following the auction in March 2011.
August 2011	2G: The Constitutional Court referred preliminary rulings to the Court of Justice of the EC in order to determine the government’s right to determine additional payments after a license is extended.
August 2011	3G: The IBPT awarded the license to Telenet/Tecteo Bidco, a subsidiary of Telenet and Voo.
September 2011	M2M: The IBPT issued its numbering plan for M2M communications.
September 2011	Network sharing: The IBPT published a consultation on mobile network sharing.
November 2011	4G: The IBPT granted 4G licenses to Belgacom, BUCD, KPN Belgium and Mobistar.

Mobile call termination rates

In February 2011, the Appeals Court of Brussels rejected the appeal for suspension filed by Mobistar and BASE against the IBPT’s ruling in 2010 on the mobile call termination market (market 7) aiming to reduce call termination rates on the mobile networks in order to reach a rate of 1.08 euro cents/min by January 1, 2013. The ruling remains in force pending a decision on its grounds.

The decision imposes termination rates on the following mobile networks:

(in euro cents per minute)	2009 rate	8/1/2010	1/1/2011	1/1/2012	1/1/2013
Belgacom Mobile/Proximus	7.20	4.52	3.83	2.46	1.08
Mobistar	9.02	4.94	4.17	2.62	1.08
KPN Group Belgium/Base	11.43	5.68	4.76	2.92	1.08

In March 2011, the IBPT published a consultation pertaining to Telnet’s mobile call termination rates, it its capacity as a full MVNO. The rates proposed are aligned with those of its host operator (Mobistar).

3G

The royal decree published on January 25, 2011 sets the conditions for the entry of a fourth mobile operator on the Belgian market in the 2.1 GHz frequency bands in 2011. Telenet/Voo applied for the fourth 3G license in April 2011. The license was awarded in August 2011 to Telenet Tecteo Bidco, a joint subsidiary of Telenet and Voo, which must begin offering services within 18 months from the award of this license.

2G

Following the appeal by the mobile operators against the paid extension of their 2G licenses until 2015, the Belgian Constitutional Court referred the preliminary rulings to the European Court of Justice of the to clarify the terms and conditions applicable to additional payments.

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M2M

Following the proposals submitted for consultation in May 2011, the IBPT issued a ruling in September 2011 regarding its M2M numbering plan and introducing a new series of numbers, E. 164, with “77” as service ID number followed by 11 digits. Numbers can be reserved beginning on October 1, 2011.

Mobile network sharing

In September 2011, the IBPT published a consultation on a draft version of guidelines concerning the shared use of mobile infrastructure, with a view to promote competition among the various market players and to help develop the market. In these guidelines, the IBPT recommended a MORAN-type solution (multi-operator radio access network).

4G

In November 2011, the IBPT granted 4G licenses in the 2.5-2.6 GHz band to Belgacom, BUCD, KPN Belgium and Mobistar. The rights of use thus acquired will be valid for a period of 15 years from July 1, 2012. A total of 155 MHz was auctioned. Mobistar acquired 2x20 MHz FDD at a minimum price of 20.02 million euros. In addition, Mobistar can deploy 4G technology in the 900 and 1,800 frequency bands following a ruling by the IBPT in November 2011 authorizing the introduction of UMTS and LTE technologies in these frequencies.

In December 2011, the IBPT published decisions that will allow 4G technology to be deployed in the 900, 1,800 and 2,100 MHz frequencies.

Competition

As part of the claim for damages filed by Mobistar and KPN Belgium against Belgacom Mobile regarding price squeezing practices in the period from 1999 to 2004, the legal experts designated by the Commercial Court submitted a second interim report in December 2010 that assessed damages of 1.86 billion euros. In 2011, Belgacom filed a motion for recusal and replacement of the experts. The lower court did not admit Belgacom’s motion, and this motion is now being heard before the Appeals Court. In the meantime, finalization of the final version of the expert report has been suspended.

Regulation of fixed telephony and broadband Internet

SIGNIFICANT EVENTS

March 2011	Transit services (2nd round): The IBPT eliminated the remedies imposed on Belgacom on the market 10, since this market was deemed competitive.
September 2011	Universal service: The IBPT published a call for tender to review the universal service requirements.
July 2011	Wholesale broadband markets: The Conférence des Régulateurs des Communications Electroniques issued final rulings in regard to the wholesale broadband markets (markets 4 and 5).
July 2011

Television service distribution market: The Conférence des Régulateurs des Communications Electroniques issued final rulings on the television service distribution markets, imposing offers for resale on cable network operators.

September 2011	Fixed-line call termination: The IBPT launched its consultation on the fixed-line call termination market.

Transit services

In March 2011, the IBPT issued its final ruling regarding the transit service market on the fixed public network (market 10) and concluded that this market no longer passed the three cumulative criteria test. Therefore, the IBPT eliminated the remedies imposed on Belgacom since the last ruling made in 2006.

Universal service

In September 2011, the IBPT published a call for tender for a study to be conducted to review the universal service requirements. Recommendations should be presented on the future of universal service components, as well as on the methodology to be used to calculate the net cost of universal service. Proposals will then be submitted for consultation.

Wholesale broadband markets and the television service distribution market

In July 2011, the CRC (Conférence des Régulateurs du Secteur des Communications Electroniques) published its final rulings regarding wholesale service offerings imposed on the DSL and cable networks to allow alternative operators to provide triple play services (TV, Internet and fixed-line telephony).

As regards the cable distribution market, alternative operators will have access to: 1) a resale offering for analog TV service; 2) an offering of access to the digital TV platform; 3) a resale offering for broadband Internet.

Regarding the decisions relative to markets 4 and 5, Belgacom must provide multicast services to allow the alternative operators to provide retail triple play services on the DSL network.

Cable operators appealed the decisions made by the Belgian regulators to open the cable distribution market to alternative operators.

Fixed-line call termination

In September 2011, the IBPT published a draft decision regarding the provision of wholesale fixed-line call termination services for consultation. The IBPT suggested that fixed-line operators be required to satisfy the same requirements as those imposed on Belgacom and that a pure LRIC pricing model be developed for calculating rates.

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In January 2012 the IBPT published a consultation regarding a bottom-up pricing model for a next generation fixed access network. This will make it possible to calculate the unit costs of the services provided on this network.

Competition

In April 2009, Mobistar, together with KPN, filed a complaint with the European Commission against Belgacom for abuse of dominant position. This complaint concerns the conditions of the technical and operational implementation of wholesale broadband access. The complaint was transferred by the European Commission to the Belgian competition authority in March 2010. In 2011, the investigation continued and Belgacom raised a number of procedural issues (including linguistic aspects, among others). The case will continue in 2012.

Mobistar’s activities

FINANCIAL AND OPERATIONAL INDICATORS

	2011	2010	2009
Revenue (in millions of euros)	1,604	1,621	1,529
Number of subscribers (in millions)
Fixed lines	0.68	0.65	0.66
o/w Internet lines	0.08	0.06	0.04
Mobile customers	3.5	3.5	3.4
Total mobile ARPU (in euros per month)	30	31	31.4
Source: Mobistar

Mobistar had 3.5 million active mobile customers at the end of 2011, a slight 0.6% increase year on year. This meant that Mobistar maintained its 32.7% market share in Belgium. These figures do not include MVNO or Machine to Machine cards, which increased from about 193,000 at the end of 2010 to around 417,000 at the end of 2011.

Subscription fees accounted for 66.3% of the total subscriber base (excluding MVNOs) at year-end 2011, compared with 63.6% in 2010.

The number of MVNO customers increased from 456,000 in December 2010 to 590,000 a year later, representing an increase of 29.3%. The total customer base (Mobistar S.A. + MVNO) increased by 3.9% year-on-year, from 3.9 million as of the end of December 2010, to 4.1 million one year later.

Average revenue per user (ARPU) edged down due to the impact of regulation, which was not fully offset by the increase in traffic. The growing number of subscribers with a mobile data plan and the increased use of mobile Internet services through smartphones, tablets and PCs have resulted in an increase in mobile data’s share in telephony revenues. Mobile data represented 37.1% of telephony revenues at year-end 2011, versus 32.3% one year prior.

Offers

Mobistar pressed ahead with its convergence strategy based on offerings that combine mobile and fixed-line telephony, including voice and data services, as well as high-definition satellite television.

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Type	Name	Main characteristics
Prepaid card	Tempo

Plan designed for young people and customers who do not wish to commit to a contract. Each 10 € recharge includes free SMS, minutes, or sessions on social networking sites (Netlog, Facebook), depending on the options selected.

Subscription	My XX

Plans priced from 5 € to 99 € per month, including a certain number of minutes and SMS depending on the amount of the subscription and the choice of one add-on. Example for the My 25 plan: 119 minutes on all networks or 208 SMS per month and a monthly add-on from among the three available (50% of calls on all networks free and 25 Mb in data, 10,000 SMS on all networks at any time, or 40 hours of communications on the Mobistar network).

Mobile Internet	Multi	Shared smartphone/PC mobile Internet plans (15 €/month for 750 Mb or 30 €/month for 2 Gb).
Convergence offers in the consumer market	Starpack	Package including digital TV, unlimited Internet, unlimited fixed-line calls and free GSM calls to family, for 55 €/month. Customer also benefit from a 20% discount on their mobile subscription.
Convergence offers in the business market	One Office Voice Pack	Offer aimed at small- and medium-sized companies, combining fixed and mobile telephony. This offering accounts for 50% of sales in the medium-sized enterprise market.

Distribution

BREAKDOWN OF DISTRIBUTION CHANNELS
(AS A % OF CONSUMER CUSTOMER ACQUISITIONS)

Source: Mobistar

Mobistar’s distribution strategy has four main strands:

•

very dense distribution, thanks to the development of complementary distribution channels and regional partnerships;

•

an emphasis on exclusive distribution (Mobistar Centers, telesales), with particular efforts going to on-line sales;

•

the protection of Mobistar’s share of sales in open distribution channels;

•

segmentation of each outlet depending on its specific sales potential.

In 2011 Mobistar’s network was made up of 165 stores, confirming its status as the biggest retail chain in Belgium. Mobistar owns 49 of these outlets (compared with 47 at the end of 2010). Mobistar is also the exclusive telecommunications supplier of Euphony, a door-to-door distribution company. Online sales increased again, from 7.1% to 7.4% of sales within the consumer segment.

The network

COVERAGE (AS A % OF THE POPULATION)

	2011	2010	2009
GSM Voice/Edge	100%	99%	99%
3G (UMTS)/HSDPA	97%	90%	87%
Number of 2G radio sites (in thousands)	5.1	4.8	4.6
Number of 3G radio sites (in thousands)	2.1	1.8	1.5
Source: Mobistar

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In 2011, Mobistar pursued its rollout strategy aimed at reinforcing its interior coverage of customers’ homes, allowing swift and inexpensive extension of 3G, and introducing an improved version of UMTS allowing speeds up to three times faster (HSPDA technology available throughout Mobistar’s 3G network).

At the end of 2011, 3G/HSPDA coverage reached 97% of the population. The Mobistar network had 5,483 sites at the end of December 2011, including 730 sites shared with other operators. These sites correspond to a total of 16,449 cells. Mobistar also deployed 1,100 microwave links.

Key Events

April

Launch of “Red Bull Mobile,” a prepaid service marketed jointly by Mobistar and Red Bull. Customers who charge a minimum of 10 € receive 5,000 SMS and 600 minutes on the Red Bull Mobile network, as well as access to Red Bull’s portal and content.

May

Commercial launch by Mobistar of the 4P offer: subscribers to “Starpack” (satellite-based digital television, Internet, and fixed-line voice service) receive a 20% discount on their mobile subscription.

June	Launch, by Mobistar, of mobile Internet plans (“Internet Everywhere Multi”) shared between smartphone and PC (15 euros per month for 750 Mbits or 30 euros per month for 2 Gbits).
July	Launch of the “VT4 Mobile” prepaid service in a partnership between Mobistar and the Flemish television channel of the same name.
August	Mobistar celebrated its 15th anniversary by rewarding its most loyal customers.
October	Mobistar launched the iPhone 4S in Belgium.
November	Commercial launch by Mobistar of Colruyt Mobile, a prepaid plan marketed by the national supermarket chain of the same name.
November	Acquisition of a fourth generation license for 20 million euros (2.6 GHz band).

Outlook

Mobistar reasserts its strategic investment priorities for 2012: to strengthen its mobile networks for increased speed and quality in its voice and data services, to increase the convergence between its services to provide its customers with mobile access wherever they may be, and to continue to boost customer satisfaction in order to become one of Belgium’s leading companies in this regard. Despite an economic situation that looks rather rough in 2012, Mobistar confirms its intention to continue to invest in order to improve its position in the telecommunications market.

The measures taken by the regulator to decrease mobile call termination rates and roaming rates took a toll on the Mobistar’s profits from its mobile services in 2011. The decisions made by the regulatory body (IBPT) regarding its 2010 plans to open up the cable and VDSL network will make it possible to apply the same conditions of competition in the Belgian fixed-line telephony and television markets that already prevail within the mobile market. In this regard, Mobistar hopes that the regulatory changes will have a positive impact on its Mobistar TV and broadband Internet services.

Luxembourg

The France Telecom-Orange Group is present in Luxembourg via Orange Communications Luxembourg S.A., a wholly-owned subsidiary of Mobistar S.A. (Belgium) acquired in July 2007. The 2011 results of Orange Communications Luxembourg S.A. showed excellent progress. At the end of 2011, the Luxembourg subsidiary of Mobistar had a total of 99,233 active mobile customers, up 11.7% on the 88,851 active customers recorded a year earlier. The proportion of postpaid customers in the total customer base continued to increase, rising from 78.9% at the end of December 2010 to 79.8% at the end of December 2011. ARPU increased by 4% year-on-year, from 47.70 euros at the end of December 2010, to 49.80 euros one year later.

The success of bundled offers led to a 20% rise in telephony revenues, from 50.6 million euros at the end of 2010, to 60.6 million euros at the end of 2011. Total revenues were 65.7 million euros at the end of 2011, compared with 55.4 million euros a year earlier, an increase of 19%.

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Romania

The Telecom Services Market

MACROECONOMIC DATA

	2011	2010	2009
Population (in millions) (1)	21.4	21.4	21.5
Households (in millions) (3)	7.4	7.4	7.4
GDP growth (%) (1)	+1.5%	-1.3%	-7.1%
GDP per capita (in dollars PPP) (1)	12,358	11,895	11,893
Change in household consumption (%) (2)	+0.7%	-1.6%	-10.1%
Source: (1) IMF (2) European Commission (3) Eurostat

REVENUES FROM TELECOMMUNICATIONS SERVICES (IN MILLIONS OF EUROS)

Source:
(1) Idate
(2) Orange

NUMBER OF CUSTOMERS (IN MILLIONS)

Source:
(1) Idate
(2) Orange

After a contraction of 1.3% in its GDP in 2010, Romania emerged from recession in 2011, with growth of 1.5% over the year. But while inflation was slower than in 2010, the government’s austerity measures (5-point increase in VAT and 25% reduction in public-sector wages) continued to weigh heavily on household consumption.

In 2011, the telecommunications market continued to suffer the effects of the economic crisis and the government’s austerity policies. The decline in value in the telecommunications sector is estimated at 2%, with an ongoing decline in fixed-line and mobile services revenues. Mobile revenues fell by 3%, and the subscriber base was also down. This was due mainly to a decline in prepaid SIM cards. Fixed telephony also remains in a downward spiral; the fixed Internet is the only segment enjoying growth, driven by the success of the broadband services offered by RCS&RDS and Romtelecom. Constant pressure on prices is the main characteristic of this market. Lastly, corporate customers have optimized their telecommunications expenses by reducing their mobile fleets.

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Mobile Telephony

	2011	2010	2009
Revenues (in millions of euros)	2,245	2,322	2,507
Number of customers (in millions)	26,4	28,5	29,3
o/w subscriptions	10,2	10,4	10,3
o/w prepaid	16,2	18,1	19,0
Source: Orange

The overall number of mobile customers is declining, due to a drop in the number of SIM cards on the prepaid market and, to a lesser extent, the number of subscribers. That decline is attributable mainly to the removal of inactive cards from the Vodafone and Orange customer bases. The number of subscribers as a percentage of the total firmed by 2.2 points to 38.7% due to this readjustment.

The Competitive Environment

MOBILE MARKET SHARE

Source: Orange

Despite a difficult first quarter, Orange Romania managed to consolidate its leading position in the mobile market over the full year in 2011. It remains ahead of Vodafone Romania, whose market share narrowed. Cosmote confirmed its third ranking, acquired since the introduction of its new brand in late 2005. Orange Romania also remained the leader in respect of net new subscribers, with 82,000 customers gained, compared with losses of 268,000 for Vodafone and 3,000 for Cosmote.

While Cosmote had previously focused on the residential segment, 2011 saw closer ties between Cosmote and Romtelecom in the enterprise segment, allowing it to expand and to win significantly sized contracts.

The Regulatory Environment

Regulatory framework and authorities

Romania’s regulatory framework is based on Government Emergency Ordinance no. 111/2011 on electronic communications, which came into force in December 2011, and Competition Law no. 21/1996, which came into force in February 2007.

The National Authority for Communications (ANCOM) is the regulatory authority for the communications market.

The Competition Council is in charge of the protection and promotion of competition in Romania.

In December 2011, the Romanian government adopted Government Emergency Ordinance no. 111/2011 on electronic communications, which transposes EU directives adopted in 2009, and accordingly amends Government Emergency Ordinances nos. 79/2002 and 34/2002, as well as Law no. 304/2003.

Regulation of mobile telephony

KEY EVENTS

February 2011	Spectrum: ANCOM reduces administrative charges for 2011 and 2012 by 15%.
May 2011	Quality of service: quality of service indicators relative to Internet access services must be published on operators’ websites and included in consumers’ contract.
June 2011	3,400-3,800 MHz frequencies: public consultation on the strategy relating to broadband wireless access systems (BWA).
July 2011	900 and 1,800 MHz frequency bands: public consultation on the extension of utilization rights.
August 2011	Mobile call termination: ANCOM puts proposals for reductions in mobile call termination rates in 2012 to a public consultation.
December 2011	Orange license: ANCOM extends the license by one year for 6.4 M€.

January 2012	Spectrum: the ANCOM launched a public consultation on the release of the spectrum in 800, 1,800 and 2,600 MHz bands by the Ministry of National Defense.
February 2012	Access to the mobile network: the ANCOM launched a public consultation on a guide for the activity of the MVNOs.
March 2012	Number portability: changes to the current process.
March 2012	Spectrum: the ANCOM has launched a public consultation on the terms of reference for the spectrum auction.

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Spectrum

In February 2011, ANCOM decided to reduce administrative charges by 15% in 2011 and 2012, as such charges are only allowed to cover the costs listed in the EU Directive on authorizations.

In June 2011, ANCOM has launched a public consultation on the BWA systems usage in the 3,400/3,800 MHz band, and on the liberalization of the 900 and 1,800 MHz bands in July 2011.

In December 2011, as the licenses held by mobile operators Orange and Vodafone were due to expire in 2011, the regulator extended the said licenses for one year. The license granted to Orange Romania in the 900 MHz and 1,800 MHz frequency bands has been extended until December 2012, at a cost of 6.4 million euros.

In March 2012 the ANCOM has launched a public consultation on the Terms of reference for the spectrum auction in the 800 Mhz, 900 MHz, 1,800 MHz and 2.6 GHz bands. The licenses will include coverage obligations, QoS obligations, access obligations (MVNO, roaming). The calendar of the auction is not established yet.

Categories	frequency band, length of license	number of blocks	reserve price/block (in euros)
A	(800 MHz, 04/06/2014 - 04/05/2029)	6	35,000,000
B	(900 MHz, 01/01/2013 - 04/05/2014)	5	3,400,000
C	(900 MHz, 04/06/2014 - 04/05/2029)	7	40,000,000
D	(1,800 MHz, 01/01/2013 - 04/05/2014)	6	800,000
E	(1,800 MHz, 04/06/2014 - 04/05/2029)	15	10,000,000
F	(2,600 MHz, 04/06/2014 - 04/05/2029)	14	4,000,000
G	(2,600 MHz, 04/06/2014 - 04/05/2029)	3	3,000,000

Quality of service of Internet access services

ANCOM decided in May 2011 to establish a set of statistical and technical parameters bearing on Internet access services. This decision required operators to set out in customer contracts the quality indicators to be made available to users, to publish the said indicators on their websites, and to give customers the means to verify the data. Operators must also provide ANCOM with more detailed information on Internet access services.

Mobile call termination rates

In August 2011, ANCOM put a draft decision on the market for mobile call terminations (Third round) to a public consultation, proposing mobile call termination rate reductions. This decision was adopted in January 2012.

	March 2012	September 2012
Orange, Vodafone, Cosmote, Telemobil, RCS & RDS	4.05 euro cents/minute	3.07 euro cents/minute

The draft decision has been notified to the European Union, but has not yet been adopted by ANCOM. ANCOM will propose further reductions when the costing model has been finalized in 2012.

Regulation of fixed telephony and broadband Internet

KEY EVENTS 2011

January 2011	Universal service: ANCOM decides that access to fixed telephony services must include access to Internet services at a rate of at least 144 Kbit/s.
January 2011	Wholesale market for leased lines: ANCOM adopts a decision on the obligations weighing on the dominant operator in last-mile access segments up to 2 Mbit/s.
August 2011	Fixed call terminations: ANCOM puts proposals for reductions in fixed call termination rates in 2012 to a public consultation.

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Universal Service

In January 2011, ANCOM adopted a new decision providing that access to fixed telephony services must include access to Internet services at a rate of at least 144 Kbit/s.

Market for Leased Line Last Mile Access Segments

In January 2011, ANCOM adopted a decision on the market for leased-line last-mile access segments, in which the regulator designates Romtelecom as operator with a significant market power on the last-mile access segments market up to 2 Mbits/s, and imposes classic ex ante obligations (network access, transparency, non-discrimination, cost orientation, accounting separation). Above 2 Mbits/s, the obligations imposed in 2003 were lifted.

Fixed line Terminations

In August 2011, ANCOM put a draft decision on the market for fixed call terminations (third round) to a public consultation, proposing the following rate reductions for 2012:

	March 2012	August 2012
Romtelecom	0.82 euro cents/minute	0.67 euro cents/minute

This decision was adopted in January 2012.

Orange Romania’s activities

FINANCIAL AND OPERATIONAL INDICATORS

	2011	2010	2009
Revenues (in millions of euros)	937	973	1,055
Number of subscribers (in millions)
Mobile customers	10.2	10.5	11.0
o/w broadband	3.4	3.2	2.7
Total ARPU (in euros per month)	6.8	6.9	7.7
Source: Orange

In 2011, Orange Romania’s total customer base contracted, due to the removal of inactive customers from the subscriber base, as well as a slight decline in the number of prepaid customers. The latter trend was attributable to a sharp increase in inflation, which reached 8% in the first half of 2011 (due largely to the 5-point increase in VAT in 2010), and a lack of confidence in the economic outlook, which is prompting Romanian households to postpone purchases and increase their saving rate. However, the October 2010 launch of new options linked to prepaid offers helped limit the loss of customers in this segment. Accordingly, after a sharp drop early in the year, the number of active prepaid customers returned to its 2010 level by the end of 2011.

The residential subscriber base increased by 80,000 customers. This increase was primarily attributable to the continued success of the Animals offers launched in 2009. The launch of a new Colibri offer in the first quarter of 2011 also helped boost sales.

Lastly, the corporate subscriber base stabilized compared with 2010, despite the increased competition in this market segment.

In terms of usage, growth continued in 2011, with diverging trends depending on the type of offer. Usage by residential subscribers under the Animals offers, which include a large number of minutes to all destinations, increased by 16%. In the prepaid segment, usage was boosted by the launch of new options, increasing by 24%. By contrast, corporate subscribers increased their traffic by only 2%, due mainly to the economic crisis. Lastly, mobile broadband Internet usage grew strongly (+45%), thanks mainly to the home market (+50%).

Distribution

SEGMENTATION OF DISTRIBUTION CHANNELS
(AS A% OF CUSTOMER ACQUISITIONS)

Source: Orange

In 2011, Orange Romania focused on optimizing its distribution network, and established a new organization to manage its own stores and those of its partners. This resulted in the creation of a team dedicated to coordinating and training this network. Orange Romania also increased the proportion of its online sales through the www.orange.ro portal, which accounted for nearly 9% of total sales as of end-2011 (up from 6% in 2010).

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The Network

COVERAGE (AS A % OF POPULATION)

	2011	2010	2009
GSM Voice/Edge	99.9%	99.5%	98.9%
3G (UMTS)/HSDPA	82.5%	52.3%	47.4%
Number of 2G radio sites (in thousands)	3.9	3.5	3.3
Number of 3G radio sites (in thousands)	2.6	1.4	1.2
Source: Orange

In 2011, Orange Romania focused its network investments on improving the customer experience and the quality of service, launching a program to expand 3G network coverage in rural areas. 3G network coverage increased from 52.3% in 2010 to 82.5% in 2011, and is expected to reach 99% by the time the program ends in mid-2012. The program also includes the replacement of obsolete 2G equipment in the relevant areas. This change further enabled Orange Romania to limit its energy consumption, and to reduce the number of on-site interventions.

In addition, the site co-location program continued in 2011 (105 new sites co-located).

Lastly, Orange continued to improve its HSDPA network, increasing the speed of the mobile Internet to 43 Mbits/s in Bucharest and to 21 Mbits/s in Romania’s 20 largest cities. Everywhere else, Orange Romania offers its customers speeds of 14 Mbits/s. This development made Orange’s mobile Internet network the fastest in the Romanian market in 2011 (source: Orange Romania).

At the same time, Orange Romania continued to invest in modernizing its transmission network, reinforcing its capacity and security. Two major projects were finalized: the Mobile Backhaul Refresh program and the renewal of the microwave links to Bucharest and Romania’s 20 largest cities, providing the necessary capacity for broadband data transport.

Key Events

February

Launch of network coverage, an online application allowing customers to obtain information on service quality and to provide feedback on network coverage.

Launch of Colibri 5.5, an entry-level mobile data offer.

March	Launch of Flamingo, Romania’s first mobile offer including international calls to mobile and fixed lines.
March	Launch of a program to extend the coverage of Orange’s 3G network in rural areas, with a target for mid-2012 of providing 98% of the population with speeds of 14.4 Mbits/s.
April	Launch of the Orange group’s new slogan in Romania: Today changes with Orange.
May	Orange becomes the first Romanian operator to offer a HD voice service.
June	Launch of Orange First Step, an educational program allowing students in the final year of their Masters to become acquainted with the Company.
July	Launch of Orange Wifi hot spot in Bucharest’s old town.
August	The Orange Senior fixed telephony offer launched in 2010 was enhanced by a new combination of fixed and mobile services.
October	Orange offers the highest mobile Internet speeds in Romania at 43.2 Mbits/s (source: Orange Romania).
November	Orange opens its Orange Care centers (immediate on-site repair of mobile phones).

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Outlook

In 2012, Orange Romania is aiming to:

•

maintain its share of the mobile market in value terms, building on the quality of its customer service, the extensive nature of its distribution network, its loyalty programs and the strength of its brand;

•

retain its leadership in terms of contract subscriber acquisitions;

•

boost revenues in the prepaid and enterprise segments, which have been hit hard by the economic slowdown.

To achieve these goals, Orange Romania will focus its efforts on:

•

improving service quality and ease of use so as to reduce churn and improve the customer experience along the entire chain (technical, sales, and after-sales service);

•

an acquisition program in the corporate segment, with the priority going to five geographical areas;

•

growth in mobile data traffic.

In addition, Orange Romania will continue to invest to improve the coverage, quality and capacity of its network. Lastly, Orange will continue its existing transformation programs, and will launch new ones in order to keep its cost structure aligned with changes in its revenues.

Slovakia

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2011	2010	2009
Population (in millions) (1)	5.4	5.4	5.4
Households (in millions) (3)	1.75	1.76	1.76
GDP growth (%) (1)	+3.3%	+4.0%	-4.8%
GDP per capita (in dollars PPP) (1)	23,384	22,195	21,115
Change in consumption per household (%) (2)	+0.2%	-0.7%	+0.2%
Source: (1) IMF (2) European Commission (3) Eurostat

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REVENUES FROM TELECOM SERVICES (IN MILLIONS OF EUROS)

Source:
(1) Idate
(2) Orange Slovensko

NUMBER OF CUSTOMERS (IN MILLIONS)

Source:
(1) Idate
(2) Orange Slovensko

The market for telecommunications services contracted by 2.6% in 2011, despite an economic recovery marked by growth estimated at 3%, driven mainly by exports. Adjusted for inflation, household consumption stagnated, while unemployment, after signs of a timid decline in the first half, resumed its rise due to the global economic crisis, ending the year at 13.5%. Other factors aside from the economic environment contributed to the contraction in the market for telecommunications services, such as reduced call termination rates and pressure on retail prices attributable to heightened competition in the mobile telephony and fixed Internet markets.

The fixed telephony market (including VoIP) continued its decline in 2011 (-6.5% in value, -2.7% in number of customers), although VoIP helped limit the fall in volumes.

The market for fixed Internet services grew by 1.4% in value and 11.2% in volume in 2011, totaling a shade more than 1 million customers as of end-2011. A certain number of households are continuing to use the mobile broadband to access the Internet, thanks to offers such as Orange’s Flybox or T-Mobile’s Flash-OFDM technology. These customers are counted with mobile broadband users.

Mobile Telephony

	2011	2010	2009
Revenues (in millions of euros)	1,224	1,255	1,307
o/w subscriptions	1,051	1,074	1,105
o/w prepaid	173	181	202
Number of customers (in millions)	6.0	5.8	5.6
o/w subscriptions	4.1	3.9	3.6
o/w prepaid	1.9	1.9	2.0
Source: Orange Slovensko

The market for mobile telecommunications continued to decline, by 2.5% in value (Orange Slovensko estimate). The voice market contracted due to a drop in the volume of calls made, a reduction in the price per minute and, above all, the impact of the reduction in call termination rates for incoming calls (from 6.35 to 5.51 euro cents in June 2011). The market for mobile data continued to grow, thanks to the proliferation of data offers linked to the sale of smartphones and 3G modems, as well as the sale of laptops, netbooks, and tablets.

Mobile services revenues in Slovakia are still derived mostly from subscribers on contracts, with prepaid offers accounting for just 14% of the market (Orange Slovensko estimate).

The number of users of mobile telephony in Slovakia was 6 million as of end-2011, with postpaid customers representing two-thirds of the total and prepaid users, one-third (Orange Slovensko estimate). The mobile penetration rate is above 100%, and the average number of (voice) SIM cards per active user is 1.11 (source: The Slovak Telecom Market III, final report, May 10, 2011).

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The Competitive Environment

BROADBAND INTERNET MARKET SHARE

Source: Orange Slovensko

MOBILE MARKET SHARE

Source: Orange Slovensko

Slovakia is an increasingly complex and competitive market, with a wide variety of offers available to consumers and businesses, including ADSL, fiber-to-the-home (FTTH), cable and mobile broadband Internet.

Orange Slovensko competes against two other operators, Telefonica O2, and T-Mobile, wholly owned by Slovak Telecom, itself 51% owned by Deutsche Telekom. O2’s 2007 entry into the Slovak mobile market increased competition. In 2011, O2 continued its strategy of increasing its market share, also turning to the higher value segments (offers for the business segment, with a price ceiling). This strategy has translated into a decline in average revenue per user (ARPU) and a redistribution of market share between operators. However, Orange Slovensko has maintained its number-one ranking in mobile telephony, with market share of nearly 49% in volume but more than 55% in value.

The Regulatory Environment

Regulatory framework and authorities

The Slovakian regulatory framework is based on Law No. 351 of September 2011 on electronic communications, which entered into force in November 2011 and transposed the European directives of 2009.

The Ministry for Transport, Construction and Regional Development is responsible for electronic communications.

The Telecommunications Office (TÚSR) is the regulatory body responsible for the communications market and for enforcing rules.

The Anti-Monopoly Office (PMÚSR) is in charge of protecting and promoting competition.

Mobile communications

SIGNIFICANT EVENTS 2011

May 2011	Mobile call termination rates: the TÚSR introduced symmetric rates for the three mobile operators at 5.51 euro cents per minute.
August 2011	GSM licenses: the TÚSR extended the 900/1,800 MHz licenses of Orange Slovakia and Slovak Telekom by ten years.
December 2011	Number portability: the TÚSR is reducing number portability times from five to four days beginning in April 2012.

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Mobile call termination rates

In May 2011, the Slovakian regulator TÚSR introduced symmetric rates (5.51 euro cents per minute) for the three mobile operators starting from June 1, 2011. This rate is based on a benchmarking method that uses the last simple average calculated by BEREC for the European Union, after implementing the LRIC (long-run incremental cost) method as these costs are not available. The termination rates will remain in place until May 31, 2012. The new rates will be applied on a yearly basis while new regulation based on the pure LRIC approach is not yet available.

Spectrum

•

Extension of the 900 and 1,800 MHz bands: in August 2011, the Slovakian regulator extended the 900/1,800 MHz licenses of the two main mobile operators (and the former 450 MHz license of Slovak Telekom) for a price of 40 million euros per license. This decision was confirmed by the TÚSR in November 2011.

Telefónica acquired a combined 2G/3G license for less than 5 million euros in 2006. This license will be valid until 2026.

•

Reuse of the 790-862 MHz band (digital dividend): this band had been temporarily allocated for digital broadcasting use until May 2015, but the entire band is now available and may be allocated to mobile operators.

•

Frequency blocks in the 2.6 GHz band were temporarily allocated to MMDS (Microwave Multipoint Distribution System) providers until December 2011. In December 2011, the TÚSR extended the MMDS allocations for another year.

•

In March 2012, the Slovakian regulator plans to organize frequency auctions in the 800 MHz, 1,800 MHz and 2.6 GHz bands shortly, with a 4G license granted to a new entrant.

Number portability

A new regulation on number portability was introduced by the TÚSR in December 2011. The entire process is reduced from five to four business days, as of April 1, 2012.

Fixed/broadband communications

KEY EVENTS

April 2011	Universal service: no recovery of the net cost of universal service for 2005 and 2006.
April 2011

Fixed-line call termination: Orange Slovensko was designated as a player with significant market power for fixed-line call termination, as well as the incumbent operator and seven other alternative operators.

August 2011	Wholesale unbundling market (2nd round): consultation on the market analysis is underway.
September 2011	Universal service: no recovery of the net cost of universal service for 2007 and 2008.
November 2011	Regulation of fixed call termination rates: significant drop in termination rates on the nine largest fixed-line networks in Slovakia.
November 2011	Fixed-line call origination: introduction of wholesale line rental as a new remedy in the fixed-line call origination market.

Universal service

The net cost of universal service for 2005 and 2006 has been a subject of discussion in Slovakia since 2007. In light of the Analysys Mason report, which concluded in December 2009 that the net cost of universal service did not represent an unfair burden for Slovak Telekom, the TÚSR issued a final ruling in April 2011 declaring that the universal service operator would not be entitled to recovery of net costs for the two years in question.

As a result, the administrative procedure regarding the net costs for 2007-2008 went much faster, with the universal service provider’s request being filed in December 2009 and the final decision handed down in September 2011. Once again, there was no unfair burden identified and, thus, no recovery of net costs.

The request for recovery of costs for the 2009-2010 period was filed in December 2011 and the decision should be made in 2012.

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Fixed-line call termination

Since regulation of fixed-line call termination began in Slovakia, a single player holding significant market power had been identified within this market: the incumbent operator of fixed-line telephony services. This approach changed with the rulings handed down by the TÚSR in October 2010 and in April 2011, and nine players holding significant market power are now being regulated. All must comply with a full set of regulatory restrictions, including price regulation. However, only the costs of the incumbent operator should be calculated.

Regulations on pricing were adopted in November 2011, with a termination rate of 0.5 euro cents per minute for local calls and 0.72 euro cents for calls in transit. New rate applies as of March 2012.

Fixed-line call origination

Wholesale line rental was introduced by the TÚSR in its second round of analysis of the fixed-line call origination market in November 2011. Nevertheless, since administrative procedures related to the major players in this market have not yet been completed, wholesale line rental will not be operational in Slovakia until the second half of 2012.

Wholesale unbundling market

A second round of regulations for market 4 were pursued in August 2011, with the third version of the market analysis being made available for comments, after two previous versions had been withdrawn. However, this version was also withdrawn and a fourth version has been published in January 2012. In the latest version, all remedies were proposed for access to both the copper local loop network and fiber.

Orange Slovensko’s activities

	2011	2010	2009
Revenues (in millions of euros)	737	755	813
Number of subscribers (in millions)
Internet lines FTTH	51	47	37
Mobile customers	2.9	2.9	2.9
o/w broadband	2.1	2.1	1.4
Total ARPU (in euros per month)	19.1	20.4	21.3
Source: Orange Slovensko

Orange provides mobile services in Slovakia via its wholly owned subsidiary, Orange Slovensko (OSK).

Orange Slovensko was formed in 1996, and obtained its GSM license the same year. In August 2001, its license was extended to GSM 1800 technology. Orange Slovensko was subsequently granted a UMTS license in June 2002 for a 20-year period starting on the award date.

In 2006, Orange Slovensko entered the mobile broadband Internet market, with the launch of HSDPA technology on its 3G UMTS network. The following year, Orange Slovensko introduced triple play offers (fixed telephony, Internet access and TVoIP), using fiber-to-the-home (FTTH) technology; as of end-2011, this network covered 314,299 households, with speeds of up to 100 Mbits/s. In 2011, Orange Slovensko succeeded in maintaining a good level of annualized ARPU (230 euros), thanks to the segmentation of its offers and the launch in 2010 of a new concept, Orange Garancia, with a promise of getting the best offer available on the market after taking the customer’s profile into account. In October 2010, Orange Slovensko, in conjunction with Fun Radio, the second most popular radio station in Slovakia, launched a virtual operator under the FunFon brand, targeting the youth market. In 2011 FunFon topped 100,000 customers, making the brand the most popular among MVNOs in Slovakia.

Lastly, the fixed telecommunications market (FTTH) continued its growth, with the customer base increasing by 9.5% in a highly competitive market, and despite a limited extension of its coverage.

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Distribution

BREAKDOWN BY DISTRIBUTION CHANNEL
(IN % OF SALES ACTIONS)

Source: Orange Slovensko

Orange Slovensko sells its products and services in Slovakia through various distribution channels:

•

Orange Slovensko retail stores, which only sell Orange products. In 2011, there were 155 such stores (five of which were directly operated and 150 of which were under franchise contracts);

•

sales teams attached to Orange stores (responsible for information and sales to VIP and business customers), and door-to-door sales specialists for FTTH products and services;

•

specialized distributors and retailers selling prepaid cards;

•

a specialized sales team under Orange Slovensko’s responsibility, dedicated to the acquisition and retention of business customers;

•

a customer service platform under Orange Slovensko’s direct management;

•

an on-line sales website (www.orange.sk/eshop/) where customers can obtain Orange products and services, and purchase accessories.

The Network

COVERAGE (IN % OF POPULATION)

	2011	2010	2009
GSM Voice/Edge	99.7%	99.6%	99.6%
3G (UMTS)/HSDPA	71.1%	69.2%	67.8%
Number of 2G radio sites (in thousands)	1.96	1.94	1.90
Number of 3G radio sites (in thousands)	1.34	1.24	1.20
Source: Orange Slovensko

The investments made by Orange Slovensko in 2011 focused on improving the quality of 3G coverage in urban areas (densification, indoor coverage, migration to HSDPA+), and on modernizing the transmission network (backhaul refresh) to cope with the growth in traffic, and to continue improving bandwidth and reliability (FTTC project – fiber to the cell).

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KEY EVENTS

March	Special “Multi-SIM” offer for tablets – Tablet offer Twins is a price for two SIM cards sharing a volume data option, as well as an increased subsidy for the two devices (phone and tablet).
April

Backward subsidy – launch of a new loyalty concept for customers whose contracts have expired: discounted handset prices, depending on the revenue generated by the customer since the expiry of his/her contract.

June	Refresh of the FunFon offer – main changes: billing by the second from the first second, free calls to three FunFon numbers, special rates for contract customers when topping up FunFon accounts.
August	Refresh of the FTTH offer – simplification of the FTTH offer, more competitive pricing and better structure for the offer.
September	Launch of pro-active prevention – a tool to improve customer satisfaction focusing on the proactive resolution of problems encountered by the customer at any time.
September	Launch of music on demand, exclusively for OSK customers. Music Jet offers more than 1.5 million titles (local or global) to stream or download.
October

Increase of the theoretical maximum speed for premium mobile broadband subscribers (more than 20 €) through the modernization of the network (capacity, speed, coverage). HSPA technology on two carriers can lift the theoretical maximum speed to 42 Mb/s, and is accessible to 35% of the population.

Outlook

Orange Slovensko’s goal in 2012 is to maintain and reinforce its leadership position, building on the strength of the Orange brand and its recognition. Its main priorities are set out in the Group’s “Conquests 2015” plan, which emphasizes the customer centric policy, excellence in the customer experience, continual improvement in service quality, and increasing the attractiveness and efficiency of the distribution network. Orange Slovensko also aims to become the model of convergence, modernity, and efficiency as an operator.

Moldova

Telecom Services Market

KEY MACRO-ECONOMIC INDICATORS

	2011	2010	2009
Population (in millions)	3.6	3.6	3.6
GDP growth (%)	+7.0%	+6.9%	-6.0%
GDP per capita (in dollars PPP)	3,383	3,092	2,856
Source: IMF

REVENUES FROM TELECOM SERVICES
(IN BILLIONS OF LEI)

Source: Anrceti

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Anrceti

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Moldova is still dealing with massive emigration (mainly to Russia, Canada, and the European Union). According to official statistics, the total number of Moldovans working abroad totals 300,000, but the actual number is probably higher, and this phenomenon has prompted an ongoing decline in the national labor force. Moldova has for the last three years been in the throes of a political crisis due to the absence of a sufficiently large parliamentary majority to elect a President, resulting in the appointment of a caretaker government. A new President was not elected until March 16, 2012. The consumption index rose by 3% in 2011.

The overall revenues of the Moldovan telecommunications market remained stable in 2011 compared with the previous year. However, the structure of revenues changed. There was growth of 33.3% in the fixed Internet segment (xDSL), and 2.9% in the mobile segment, offsetting a 10.5% fall in fixed telephony revenues. Lastly, data transfer activity (excluding xDSL) was unchanged compared with 2010.

The mobile telephony market accounted for 61% of the total telecommunications market, an increase of 2 points year-on-year, and the fixed telephony market 29%, a decline of 3 points.

The very high-speed market grew by 23%, with 27,600 new customers out of a total of 119,700 customers at end-2011. The fiber optic market continued to grow in 2011, at a pace of 30%, twice the pace of xDSL broadband. In 2011, xDSL accounted for 59% of the broadband market (down 3.4 points), while the very high-speed segment (FTTB/LAN) accounted for 36.4% (up 2.2 points).

The Competitive Environment

MOBILE MARKET SHARE

Source: Anrceti

Orange Moldova kept its leadership position in the mobile telephony sector, with market share of 60.3% in 2011.

Moldcell, the second-largest operator, has an aggressive pricing policy, backed up by intensive communication campaigns aimed at winning new market share. Its market share accordingly increased by 1.6 points to 34.3% in 2011. Moldcell’s policy of cheap offers makes it Orange Moldova’s leading competitor, especially in segments with low market value.

Furthermore, competition is intensifying, due to the growth of the third operator, Unite which continued to expand its sales network in 2011, opening five new stores and launching an online store in the first half. Since April 2011, Unite has offered a roaming service for subscribers, which is available in 35 countries. It also has inexpensive offers for intra-network and national calls. Lastly, Unite rounded out its portfolio in 2011, launching new voice and data offers such as the 3G Connect Internet modem product launched in August 2011, which is in direct competition with Orange offers.

The Regulatory Environment

Regulatory Framework and Authorities

The telecommunications regulatory framework in Moldova is governed by the law of November 15, 2007 relating to electronic communications.

The National Agency for Regulation of Electronic Communications and Information Technology (ANRCETI) is responsible for regulating the electronic communications sector in Moldova.

The National Agency for the Protection of Competition is responsible for the protection and promotion of competition in Moldova.

In March 2011, the Moldovan government approved its 2011-2014 Action Plan, which contains the following major objectives for the sector: access to universal broadband will be provided by at least two service providers; access to infrastructures will be provided in a fair and transparent manner; the change of the regulatory framework will enable next generation networks to be set up.

A public consultation on a new law for the protection of competition and a law on State aids is pending.

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Mobile communications

KEY EVENTS

June 23	Quality of service: the ANRCETI approves a decree requiring mobile operators to measure and publish their quality of service indicators.
June 30	Number portability: The Ministry of Information Technologies and Communications approves a mobile number portability implementation program over the period 2011-2013.
October 27	Call terminations: rejection by the Appeal Court of Orange Moldova’s appeal against the decision of the ANRCETI on maximum mobile call termination rates imposed for the years 2011-2012.
December 15

Mobile broadband: The Ministry of Information Technologies and Communications publishes a consultation on the development of mobile broadband networks and communications services in the 2.5 to 2.69 GHz band.

Quality of service

In June 2011, the ANRCETI approved the quality of service indicators applicable to mobile services, which should be measured, recorded and published by mobile operators, as well as the recommended minimum values for these indicators.

Number portability

In June 2011, the Ministry of Information Technologies and Communications approved the program setting up mobile number portability over the period 2011-2013. In December 2011, the ANRCETI organized the latest consultations on the regulations governing number portability. It will be implemented in the first quarter of 2013.

Mobile call terminations

In October 2011, the Chisinau Appeal Court dismissed an appeal by Orange Moldova in February 2011 against the decision of the ANRCETI governing maximum mobile call termination rates imposed for the period 2011-2012, on the grounds of discrimination (asymmetric mobile call termination rates and inconsistent use of the benchmark when determining mobile call termination rates). In December 2011, Orange Moldova appealed this decision before the Supreme Court.

MOBILE CALL TERMINATION RATES (IN USD):

Application start date	Orange	Moldcell	Unite
01/01/2011	0.0560	0.0602	0.0665
07/01/2011	0.0476	0.0518	0.0599
01/01/2012	0.0414	0.0414	0.0527
07/01/2012	0.0360	0.0360	0.0461

In September 2011, the ANRCETI organized a public consultation on costing models relying on a “pure LRIC” (Long Run Incremental Costs) approach for interconnection services.

Mobile broadband

In December 2011, the Ministry of Information Technologies and Communications launched a consultation on the draft decree governing the development of mobile broadband networks and public electronic communications services.

The draft decree allows the use of the band from 2.5 to 2.69 GHz for the mobile broadband network and services offer. In this regard, the project stipulates the issuance of three licenses of 2×20 MHz (FDD) in the 2.5 to 2.69 GHz band to existing mobile operators at a price of 8 million dollars. This allocation will be made by the end of the first half of 2012.

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Fixed-line and broadband communications

KEY EVENTS

March 28	Wholesale market for access to fixed and broadband network infrastructures: the ANRCETI approves Moldtelecom’s reference offers on access to the infrastructures.
April 22	Accounting separation: the ANRCETI approves the setting up of an accounting separation by Moldtelecom.
May 20	Fixed communications retail market: the ANRCETI defines the relevant market and designates Moldtelecom as the dominant operator.
November 11	Wholesale market for call origination and transit services: the ANRCETI approves the Moldtelecom rates.
December 15

Fixed line broadband: The Ministry of Information Technologies and Communications publishes a consultation on the development of broadband wireless electronic communication networks and public services in the 3.6 to 3.8 GHz band.

December 23	Leased lines: the ANRCETI approves Moldtelecom’s access and transit offers on the wholesale market.

Wholesale markets for access to fixed and broadband network infrastructures

In March 2011, the ANRCETI approved wholesale offers from Moldtelecom for access to fixed and broadband network infrastructure. These offers include local loop unbundling and PSTN and optical fiber bitstream access, but only in the case of migration (including collocation, access to ducts and poles, as well as backhaul). They respect the principles of transparency (including publication of a reference offer), non-discrimination, accounting separation and price controls. The rates for total and partial unbundling were set at 70 lei and 35 lei. The price, calculated as a percentage discount on the lowest retail price (“retail minus”) for the 4/1 Mbits/s bitstream was set at 62.5 lei at local level (retail minus 50%), to 81.25 lei at regional level (retail minus 65%) and 93.75 lei at national level (retail minus 75%).

Accounting separation

In April 2011, the ANRCETI approved the publication by Moldtelecom of its regulatory accounts. This requirement follows from its analysis of markets 3, 4 and 5 of 2007.

Fixed line retail market

In May 2011, the ANRCETI analyzed the relevant market for access by end-users to the public telephone network from a fixed point and designated Moldtelecom as the dominant operator in this market. The proposed definition of the market includes access provided via analog lines, ISDN, VoIP over broadband and CDMA. According to the Moldovan law on electronic communications, retail rates for residential users must be approved by the ANRCETI after consultation with the government. Currently, the retail rates for local calls are below cost and are funded by revenues from international calls.

Wholesale market for call origination and transit services

In November 2011, the ANRCETI approved Moldtelecom’s rates on the wholesale market for call origination services over the fixed public telephone network and on the market for transit services over the public telephone network. The following ex ante obligations were imposed on Moldtelecom: network access, transparency (including publication of a reference offer), non-discrimination, cost orientation and accounting separation.

Broadband

In December 2011, the Ministry of Information Technologies and Communications launched a consultation on the draft government decree on the development of wireless broadband networks and public electronic communications services.

The draft decree allows in particular the use of frequencies in the 3.4-3.8 GHz band. In this regard, the project stipulates the auctioning of a 50 MHz (TDD) license in the 3.6-3.8 GHz band with a floor price of 1 million US dollars, to be allocated for the development of a fixed Wimax network. The auctions will take place by the end of the first half of 2012.

Leased lines

In September 2011, the ANRCETI designated Moldtelecom, the historical fixed line operator, as the dominant operator on the access wholesale market and on the transit offer wholesale market, regardless of the technology used to supply leased or dedicated capacity. On December 23, 2011, the ANRCETI approved Moldtelecom’s rates for these markets.

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Orange Moldova’s activities

FINANCIAL AND OPERATIONAL INDICATORS

	2011	2010	2009
Revenues (in millions of euros)	162	157	150
Number of subscribers (in millions)	1.8	1.7	1.6
Total mobile ARPU (in euros per month)	7.3	7.8	8.1
Source: Orange Moldova

Despite a challenging economic climate, a political crisis, and intense competition marked by strong pressure on prices and lower call termination rates imposed by the regulator, Orange Moldova managed to increase its customer base by 5.6% and its revenues by 3.2% in 2011.

Average revenue per user (ARPU) fell by 9% year-on-year, due to price cuts made to match those of competing offers. However, the impact on ARPU was minimized by the launch of new offers in May 2011. Customers quickly took to these offers, such as Magic Zone in the prepaid segment, the free First morning call offer for contract customers, and the Bonus offer on incoming international calls (prepaid and contract). While limiting the decline in ARPU, these offers also helped bolster customer loyalty.

Distribution

In 2011, Orange Moldova continued to strengthen and expand its distribution network. Continuing the policy it adopted in 2010, Orange has improved the quality of its distribution network and increased the number of outlets by opening 48 new franchise stores, as well as two stores aimed at facilitating customer access and flow, and increasing the visibility on offers and products.

Lastly, Orange Moldova conducted major marketing operations throughout the country, allowing it to consolidate its leading position in the market for prepaid cards.

KEY EVENTS

January 2011	Two millionth customer signed up
May 2011	Implementation of the “Today Changes with Orange” concept
Launch of i-Loan – a new product on the Moldovan banking market
Launch of the Magic Zone offer
October 2011	Demonstration of 4G broadband access
Launch of a 42 Mbits/s modem
Opening of the E-shop (online sales)
Front Line Certification

Outlook

Orange Moldova’s main goal in 2012 will be to reinforce its leadership position, and to maintain a significant share of the mobile market.

Orange Moldova’s priorities will bear on:

•

improving quality and fostering innovation;

•

effectively coordinating work in key areas: network, distribution, customer service, human resources;

•

looking for new growth in the convergence of services and new technologies;

•

developing marketing and distribution.

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6.3.4.2   Africa and the Middle East

Egypt

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2011	2010	2009
Population (in millions)	79.4	77.8	76.8
GDP growth (%)	+1.2%	+5.1%	+4.7%
GDP per capita (in dollars PPP)	6,505	6,417	6,112
Source: IMF

The pace of Egypt’s gross domestic product (GDP) growth in 2011 is estimated at 1.2%, 3.9 points lower than in 2010. The events that led to the change of political regime highlighted the economy’s structural weaknesses, including rampant unemployment, income disparities and social problems. The country’s macroeconomic situation should gradually improve, with the resumption of significant GDP growth (4-6% per annum) expected in 2014. These forecasts are to a large extent hinged on the outcome of the ongoing political transition, the implementation of political reforms needed to improve the investment climate, and the ability to get the tourism market started again and to attract new foreign investment.

TELECOM SERVICES REVENUE
(IN BILLIONS OF EGYPTIAN POUNDS)

Source: Pyramid research

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid research

Mobile Telephony

	2011	2010	2009
Number of customers (in millions)	77.0	68.3	54.1
o/w subscription	2.4	2.2	1.8
o/w prepaid	74.6	66.1	52.4
Source: Pyramid research

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While the penetration rate of fixed-line telephones (11% at end-2011) continues to fall, and the development of the broadband Internet remains very limited, the mobile penetration rate continues to increase, offering the possibility of growth in the data and mobile Internet businesses.

The mobile penetration rate was 89.5% as of end-2011, with 77 million customers, an increase of 8.6 points compared with 2010 (source: Pyramid research).

The Egyptian market is comprised of 97% pre-paid customers. Operators are increasingly extending their offers into the lower end of the market, reducing connection charges, offering inexpensive handsets and allowing customers to recharge small amounts. They are also expanding their customer base among middle class customers. Operators are expanding their geographic coverage into rural areas, but this is weighing on their average revenue per user (ARPU).

The Competitive Environment

MOBILE MARKET SHARE

Source: Pyramid research

The Egyptian market is characterized by an increasingly competitive environment. However, alliances and integrations are changing the shape of the telecommunications market and leading different players to move towards a convergence strategy. Competition between mobile operators is moving increasingly into the Internet market, business solutions, and potentially, fixed lines.

ECMS was the first operator to launch mobile services in Egypt, under the Mobinil brand. Vodafone Egypt was the second operator to enter the market, under the name ClickGSM, and has positioned itself in the high value-added customer segment, thanks to its 3G network. Etisalat, a subsidiary of Etisalat U.A.E., entered the market in 2007.

Political events had a big impact on the telecommunications market in 2011. The suspension of mobile and Internet services damaged the image of the three incumbent operators. In addition, the pro-governmental text messages sent at the outset of the revolution led to some operators being accused of collusion with the authorities. Lastly, the tourism sector experienced a sharp drop in activity, resulting in a substantial fall in roaming revenues.

However, despite a highly competitive market beset by a political crisis, Mobinil managed to maintain its strong market position in 2011, and to record significant growth in subscriber numbers.

The Regulatory Environment

KEY EVENTS

January 2011	Internet and mobile traffic: mobile telephony and Internet services suspended by the Government during revolutionary events.
May 2011	Internet and mobile traffic: the Ministry of Information Technologies and Communication announces its intention to compensate operators for losses incurred during the January revolution.
August 2011	Unfair practices: the regulatory authority (NTRA) asked Vodafone Egypt and Etisalat Egypt to end their advertising campaigns to attract Mobinil customers.
September 2011	Numbering: The NTRA announces that its plan to port mobile phone numbers from 10 to 11 digits will be activated from October 6, 2011.
November 2011	Broadband strategy: the Egyptian government, in collaboration with the NTRA, launched its ICT strategy for broadband, the “eMisr National Broadband Plan”.

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Internet and mobile traffic

In January 2011, mobile and Internet services were suspended by order of the Government during the revolutionary events. In May, the Ministry of Information Technologies and Communication announced its intention to compensate operators for losses incurred during the January revolution.

Unfair practices

The NTRA asked Vodafone Egypt and Etisalat Egypt to end their advertising campaigns to encourage Mobinil customers to ask for portability of their number and to join their network following the boycott campaign launched against the operator.

Numbering

In September 2011, the NTRA announced that its plan to port current mobile phone numbers from 10 to 11 digits will be activated from October 6, 2011.

Broadband strategy

In November 2011, the Egyptian government, with the NTRA, launched its ICT strategy for broadband, the “eMisr National Broadband Plan”. The eMisr Strategic Plan has the following objectives for 2021: 90% of households should have access to at least 25 Mbits/s bandwidth; the 4G/LTE network should cover 90% of the population; 9 million households should be subscribers to fixed line broadband services and 14 million to mobile broadband services.

Mobinil activities

FINANCIAL AND OPERATING INDICATORS

	2011	2010	2009
Revenues (in millions of Egyptian pounds)	10,182	10,576	10,807
Number of subscribers (in millions)
Mobile customers	33	30.2	25
o/w contracts	0.9	0.8	1
o/w prepaid	32	29,4	25
Total ARPU (in Egyptian pounds per month)	24.9	30.8	38.6
Source: Orange

Orange holds 71.25% of Mobinil (Mobinil Telecommunications S.A.E.), which holds 51.0% of Egyptian Company for Mobile Services (ECMS), operational company that carries out its business under the Mobinil name. The remaining 28.75% of Mobinil is held by the Egyptian Orascom Telecom group, which also directly holds 20% of ECMS, whose shares are listed on the Cairo and Alexandria Stock Exchanges.

ECMS was founded in 1998 and its GSM 900 license was granted to them the same year. In 2007, a 15-year UMTS license was granted to ECMS for 3.7 billion Egyptian pounds (on a structured settlement) and an annual percentage of 2.4% of total revenue. After 2022, this license is renewable without extra charges for periods of five consecutive years. The 2G license already held will automatically renew for a nine and a half-year period and will expire at the same time as the 3G license. A coverage plan detailed over five years accompanies the grant of the license, and the NTRA guaranteed to Mobinil the grant of other frequency bands, a special rate applicable to its customers for communications within its network (on net mode), and a new reserved network code.

In September 2010, Mobinil finalized an equity purchase agreement with InTouch Communications, a wholly owned subsidiary of Orascom Telecom Holding, bearing on the acquisition of 100% of the share capital of LINKdotNET and Link Egypt (LINK). The sale concerns solely Link’s Internet services and Egyptian operations.

Mobinil’s customer base stood at 32.9 million as of end-2011, an increase of 9% compared with 2010 (+2.7 million customers); 97% of customers are in the prepaid segment. Annual revenues were 10.2 million Egyptian pounds in 2011, a fall of (3)% compared with 2010. ARPU continued its decline in 2011 (-19%), reaching 25 pounds, due mainly to heightened competition between operators, and the acquisition of new customers with less purchasing power.

During the revolution, a number of Mobinil stores, sites, and buildings were damaged, and the safety of Mobinil employees was also threatened. In addition, Mobinil was the object of a boycott campaign in the second half of 2011, following incidents sparked by the twitter account of the Chairman of Orascom. The post-revolutionary environment has exacerbated this incident, resulting in a significant impact on Mobinil’s results in the second half of 2011.

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Offers

Type	Name/Price (in EGP)	Main Features
Monthly Packages	STAR from 25 to 500 £/month

A range of offers with monthly payment, unlimited calling to mobiles or landlines and free services (free number, conference calling): Star Global, Star Smartphone, Star Etkalem, Star Control & Star Online

Prepaid cards	ALO

Range of user-friendly and personalized offers with different prices per minute and per SMS (New Ghanily for young people, Tourist for tourists, El Masry, Alo Bedoon Shoroot, Baladna El Gedeed for regional users and El Kol 14, a flat rate for all networks)

Monthly packages for business clients	New Business Package from 25 to 500 £/month	Range of personalized offers meeting business customers’ needs, which offer more flexibility and benefits to business customers
Mobile broadband	Monthly Packages Prepaid card with optional Internet from 5 to 150 £/month Unlimited mobile Internet

Monthly packages including a volume of traffic and allowing Internet access anywhere, without additional charges or commitment thanks to a prepaid Internet line.

Mobile packages with unlimited Internet access that allows the customer to surf and benefit from unlimited Internet access. The user policy limits access to 110 Mbits/s, after which the customer continues to benefit from Internet access, but with lower speed.

Distribution

Mobinil sells products and services in Egypt through different distribution channels:

•

stores owned directly by Mobinil, which increased from 44 in 2010 to 49 in 2011;

•

a network of 60 franchises in 2011;

•

Mobinil kiosks, stationed in universities and which provide products and services to students;

•

outsourced kiosks, which offer products such as recharge cards and Alo lines in the subway, train stations, and ports;

•

specialized distributors and retailers. In 2011, approximately 9.856 of these points-of-sale offered Mobinil products and services.

The Network

The Mobinil 2G network covers 99.7% of the Egyptian population in December 2011 Additionally, Mobinil installed more than 500 radio sites in 2011 to service the majority of the major cities in Egypt.

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Key Events

January	Mobinil launches the High End 110 MB unlimited monthly mobile Internet plan. Mobinil launches the Bonus MBB plan offering mobile recharges starting at 50 Egyptian pounds, with 50% more credit.
February

Mobinil offers a pound’s daily credit for all prepaid subscribers to enable them to make emergency calls, and to maintain customers’ access to services regardless of the amount of their unpaid monthly bills.

Mobinil grants its customers a 30% discount on Internet communications for a period of one month to make up for the suspension of Internet access in January and February 2011.

March

Mobinil launches MyCopy, a downloadable application that allows subscribers to back up and restore data from their handset and SIM card.

Mobinil launches the Happy Friday campaign with a promotion offering customers additional minutes when an SMS is sent to another Mobinil customer.

April	The Happy Friday campaign is rounded out by new promotions (ringtones, SMS, subscriptions, Blackberries, recharges). Mobinil launches the Speciality loyalty program.
May	Double your credit recharge promotion, offering prepaid customers the opportunity to double their minute and SMS credit by using scratch card recharges or e-recharges.
June

Mobinil launches New Star Portfolio, with four families of rate plans to meet the needs of subscribing customers: Global Star, Smartphone Star, Star Etkalem, Star Control.

Mobinil launches the new Ghanily rates for the youth segment, with a prepaid rate and a comprehensive entertainment platform (song downloads).

Mobinil launches a daily 750 SMS promotion to any Mobinil number for three Egyptian pounds.

July

Mobinil launches the Baladna El Gedeed rates, with a daily credit of 15 hours’ regional communications to any Mobinil number.

A new Star Online family is added to New Star Portfolio.

Mobinil launches MBB Summer Promo, with 50 Egyptian pounds given to purchasers of new Mobinil USB modems during the summer.

August

Mobinil launches a prepaid rate plan for Ramadan, with free calls to any Mobinil number between 3am and 7pm, and a charge of 0.01 pound per minute for calls between 7pm and 3am.

The El Kol 14 formula includes a rate of 0.14 pounds per minute to any number in Egypt and 25 minutes’ free calls per day to Mobinil numbers between 1am and 8am, and a daily rate of 0.25 pounds to any number in Egypt.

September	The international rate is modified to 0.06 pounds per second for all destinations.
October

Mobinil launches a promotion on recharges of 15 pounds or more, with additional credits of minutes and SMS to Mobinil numbers.

Mobinil launches the Reconnexion promotion for deactivated prepaid customers, allowing them to enjoy an hour’s free calls, after calling 445 to reactivate their line.

November	Mobinil launches the University offer for students, with three months’ free subscription or free communications when purchasing a BlackBerry or a smartphone and a free USB modem.
December

Mobinil launches the Mega Recharge promotion, with up to ten times the recharge value starting at 5 pound recharges for calls to Mobinil numbers.

As part of the Egyptian Buy day, Mobinil offers a 50% discount on the subscription price for all lines, a 10% discount on any bill paid that day, and a bonus on recharges for prepaid customers.

Mobinil launches Gmail Chat, enabling Mobinil customers to chat with Gmail users in real time, via SMS

Mobinil launches Facebook USSD, enabling customers to access Facebook without an Internet connection from their handset, using the USSD platform.

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Outlook

ECMS is anticipating unfavorable conditions in 2012, due to the macroeconomic environment and the political situation in Egypt.

However, ECMS will build on its strengths in 2012, namely:

•

a new and determined management;

•

a new strategy focused on value creation and operational efficiency;

•

a possible return to growth if the general environment stabilizes and the competitive environment normalizes;

•

cost control and improved profitability through the operational efficiency program.

Lastly, investments will depend heavily on market developments, but should remain at levels similar to those of 2011.

Ivory Coast

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2011	2010	2009
Population (in millions)	22.7	22	21.4
GDP growth (%)	-5.8%	+2.4%	+3.8%
GDP per capita (in dollars PPP)	1,572	1,683	1,674
Source: IMF

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid research

Ivory Coast had more than 53,000 ADSL Internet subscribers as of end-2011. Overall, the ADSL Internet market grew by 3%. In addition, a sharp increase was seen in the mobile broadband market, thanks largely to the Wimax and CDMA-EVDO dongles marketed by South African operator MTN, with nearly 70,000 estimated to be in circulation as of end-2011 (Orange-Côte d’Ivoire Télécom estimate).

The mobile market grew from 15.5 million to approximately 17.6 million SIM cards between 2010 and 2011, representing growth of 12.2%. During the same time period, the mobile market penetration rate has risen from 72% to 79.9%. The increase in the penetration rate was driven by growth in the number of devices equipped with multiple SIM cards, as well as falling communication prices and handset costs.

The Competitive Environment

MOBILE MARKET SHARE

Source: Pyramid research

The market is characterized by a high level of competition linked to the presence of five operators, three of which have decisively adopted a low-cost strategy through an aggressive bonus policy. A new operator, Aircom, is in the launch phase of its operations, under the Café brand.

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Competition continued to tighten in the mobile telephony market in 2011, in a regulatory environment marked by a continued decline in interconnection rates (from 0.065 euros in 2010 to 0.053 in 2011, and 0.049 foreshadowed in 2012), under pressure from operators Moov, Koz, and GreenN. Orange’s market share accordingly fell by 1.6 points in 2011, due mainly to the shutdown of its network over much of the country during the April 2011 crisis. Of all operators, OCI was the hardest hit by the post-election crisis, as a result of acts of sabotage and the total destruction of technical sites. However, Orange maintained its leadership ahead of MTN, thanks to a swift upturn in trading in the second half of 2011, driven by innovation.

The market is characterized by very attractive price promotions for intra-network calls (Pass formulas), which have helped foster increased use. Promotions also fostered multi-equipment in SIM cards, which increased from 39.7% in 2010 to 41% in 2011, with a significant increase for Orange, namely an increase from 55.5% in 2010 to 65.6% in 2011 (source: Orange Côte d’Ivoire).

Operators continued to make use of animated campaigns and to launch offers targeting young customers, in addition to offers for smartphones and BlackBerries for high-income customers.

The Regulatory Environment

The Ivory Coast has two public bodies in charge of Telecommunication regulations, both of which were created by Law 95-526 of July 7, 1995, which defines the legal telecommunications framework.

The Ivory Coast Telecommunications Agency (ATCI), responsible for the operators’ licenses and operating regulations, serves two functions: as technical agency and as the telecommunications regulator. It prepares complaints and arbitrates as first recourse. The CTCI, Ivory Coast’s Telecommunications Council, jurisdictional recourse, conciliates and arbitrates disputes either between operators or with the ATCI.

The legal and regulatory frameworks are being revised. A new draft law, which transposes the Economic Community of West African States (Ecowas) supplementary acts, will be tabled when parliament convenes.

Key Events

May 2011	CDMA and Wimax frequencies: the ATCI allocates frequencies to CIT and Orange.
September 2011	3G licenses: the government announces that third generation (3G) licenses should be allocated before the end of 2011.
October 2011	Updating the national ICT/E-governance master plan the Ivory Coast government announces that it wished to set up a legal and institutional framework to develop a national digital economy.
November 2011	Infrastructure sharing: the Ministry of Post and Information Technologies and Communication offers to fight against visual pollution from operators’ fixed line and mobile installations.
December 2011	Subscriber identification: the Council of Ministers adopts a decree that applies to telephony operators and Internet service providers.
December 2011	Interconnection rates: price caps for fixed and mobile calls, SMS and MMS are set for 2012.

3G licenses

After announcing that third generation (3G) licenses would be awarded before the end of 2011, the Ivorian government issued a decree in December 2011 setting out the rules for the granting of such licenses, by auction and for a period of ten years.

E-governance master plan

In October 2011, the Ivorian government launched a plan to update the national ICT master plan including e-education, e-health, and e-governance. The aim of the master plan is to foster the development of a national digital economy. To this end, it will involve the establishment of an appropriate legal and institutional framework, under a series of projects spanning 2012 to 2017. The master plan is expected to be adopted in 2012.

Decree on the identification of subscribers

A new decree on the identification of subscribers was adopted by the Council of Ministers on December 21, 2011, following Ordinance No. 2011-007 rescinding the actions taken by the former government. This new decree applies to telephony operators and Internet service providers.

Call termination rates

In December 2011, the ATCI set call termination caps for 2012 at 32 CFA net of tax per minute for voice, at 12 CFA net of tax for SMS, and at 25 CFA net of tax for MMS.

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Côte d’Ivoire Telecom and Orange Côte d’Ivoire Activities

FINANCIAL AND OPERATIONAL INDICATORS

	2011	2010	2009
Revenues (in millions of euros)	456	501	458
Number of customers (in thousands)
Fixed-lines	290	284	284
Internet Lines	36	47	47
Mobile Customers	5,884	5,529	3,817
ARPU mobile (in euros per month)	4.8	6	8.1
Source: Orange

France Telecom-Orange holds an 85% interest in Orange Côte d’Ivoire (OCI), which started operating its mobile network in 1996 under the name Ivoiris, and a 45.3% interest in Côte d’Ivoire Telecom (CIT), the incumbent operator in the Ivory Coast, which provides fixed-line telephony services, as well as broadband and wholesale services, traffic and infrastructure leasing. Since May 2002, Orange Côte d’Ivoire has conducted its Ivory Coast business under the name Orange. Its strategy is to propose offers and services that benefit from synergies between fixed-line, Internet, and mobile networks, as well as information systems, and shared marketing and commercial resources.

Côte d’Ivoire Télécom operated more than 290,000 fixed lines as of end-2011. The fixed-line base, which is facing severe competition from growth in mobile telephony, is stagnating. The number of Côte d’Ivoire Télécom’s Internet customers dropped sharply following the destruction of technical sites during the war, and stood at 32,000 active customers as of end-2011, compared with 43,000 in late 2010.

The number of mobile customers increased in 2011, mainly thanks to multi-equipment in SIM cards (+6.4%). At the same time, ARPU continued to decline (by 26% in 2011), due to the increased number of lower-income rural customers.

Offers

Despite the shortening of the business year due to the post-electoral crisis, Orange took numerous commercial initiatives starting in May 2011:

•

launch of voice and data credits during the post-electoral crisis (Crédit solidarité) for prepaid users;

•

launch in June of a range of rate reductions, depending on traffic loads (Bonus zone);

•

launch in October of a new segmented range (Proxy, Maxy, Liberty), with advantages (voice, SMS and Internet bonus) depending on usage;

•

launch in November of a new fixed-line range aimed at revitalizing the market and boosting customers’ usage rate;

•

expansion at year’s end of the Orange money services.

Distribution

With the operational merger of the Orange Côte d’Ivoire and Côte d’Ivoire Télécom businesses in 2010, Orange possesses the largest network of retail stores, with a total of 111 stores, 51 of which are directly owned and 60 of which are franchises. In 2011, three new franchises were opened.

Orange also distributes its services through a network of 14 exclusive partners. In 2011, Orange focused its efforts on increasing its partners’ professionalism, using training and management tools that have significantly improved the processes and working methods of its branches and franchises. Actions were also developed in association with these partners, including the marketing of Orange money.

Lastly, more than 50,000 retailers offer Orange products.

Outlook

Orange Côte d’Ivoire’s priorities in 2012 will be to consolidate its position as the benchmark integrated operator and the leader in respect of customer numbers and value in fixed-line, mobile, Internet and convergence offers. These goals will involve:

•

having the most extensive network coverage (fixed, mobile and Internet);

•

being acknowledged for the simplicity and reliability of its services;

•

being the leader in new sources of growth such as Orange money;

•

being an acknowledged player in the development of content for the African market;

•

being acknowledged for the excellence of the customer experience;

•

improving product availability and the professionalism of its teams and partners.

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Jordan

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2011	2010	2009
Population (in millions)	6.3	6.1	6.0
Growth in GDP (%)	+2.5%	+2.3%	+5.5%
GDP per capita (in dollars PPP)	5,900	5,767	5,697
Source: IMF

Jordan has a population of 6.3 million. The growth of its GDP, which has ranged from 8% to 5% between 2004 and 2009, dropped to 2.3% in 2010 and rose slightly to 2.5% in 2011.

NUMBER OF MOBILE CUSTOMERS (IN MILLIONS)
Source: Telecommunications Regulatory Commission

Orange Jordan is the country’s biggest operator, with a total of 3.5 million fixed, mobile and Internet customers. At the end of 2011 Jordan had 2.8 million Internet customers, an increase of 21.7% compared with 2010, including almost 460,000 broadband Internet customers. The Internet penetration rate is continuing to increase, moving from 38% in 2010 to 45% in 2011 (sources: TRC). This trend is underpinned mainly by the development of 3G offerings, the drop in prices of ADSL offers and growth in the proportion of households equipped with computers.

The mobile market went from 6.7 to 7.7 million SIM cards between 2010 and 2011, an increase of 15%. The mobile penetration rate is close to 112% (sources: TRC). This growth is the result of the drop in communications prices and the development of abundance offerings within the prepaid market.

The Competitive Environment

MOBILE MARKET SHARE

Source: Orange Jordan

Jordan currently has three mobile operators following the disappearance of Xpress. Orange ranks second in the mobile market with a market share that grew to 34.1% in 2011 (source: Orange) to the detriment of the two other operators, with the leader, Zain, down 0.9 point and the third-ranking operator, Umniah, down 1.3 points.

The Jordanian telecommunications sector was marked by greater competition, with 3G services launched by Zain in April 2011 and widespread availability of abundance offerings as part of prepaid mobile services.

The Regulatory Environment

Regulatory framework and authorities

Telecommunications Law No. 13 of 1995 and the subsequent Amending Law No. 8 of 2002 establish the Telecommunications Regulatory Commission (TRC), which reports to the Prime Minister of Jordan.

The Competition Directorate of the Ministry of Industry and Trade, created in December 2002, is responsible for the implementation of Competition Law No. 33 of September 1, 2004.

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Key events

January 2011	Bulk SMS: The TRC issued a ruling regulating the sending of bulk SMS.
February 2011	3G License: The TRC granted a 3G license to Zain.
March 2011	Mobile call termination rates: The TRC issued a ruling on mobile rates applicable to Zain, Orange and Umniah.
May 2011	Licenses: The TRC modified Friendi’s MVNO license agreement.
July 2011	Accounting separation: The TRC issued instructions for accounting separation.
September 2011	Unbundling of the local loop: Jordan Telecom published its reference offer on local loop unbundling.
October 2011	Directories: The TRC issued a ruling on directory services.
November 2011	Fixed narrowband markets: The TRC issued a ruling and imposed ex ante obligation on Orange.
November 2011	Spectrum: The TRC published a public consultation on the use of the 800 MHz, 900 MHz, 1,800 MHz and 2,100 MHz frequencies.
December 2011	Number portability: The TRC announced the publication of a call for tender for a study on fixed and mobile phone number portability.
December 2011	Telecommunications policy: Public consultation on the 2012 telecommunications policy.

Bulk SMS

In January 2011, the TRC set forth rules on the sending of bulk SMS, requiring mobile operators to offer non-discriminatory access conditions and to implement consumer protection rules. Mobile operators that did not stop providing this service, pending the approval of new rules established by the regulator, were fined in September. These sanctions were appealed.

3G license

The TRC awarded Zain a 3G license in February 2011, at the end of the exclusivity period granted to Orange for its 3G services. This license contains the same terms and conditions as that of the Orange 3G license.

Mobile call termination rates

In March 2011, the TRC issued a ruling on mobile call termination rates based on long-term incremental costs applicable to Zain, Orange and Umniah until 2014.

These rates become symmetric as of April 2014:

Jordanian dinars/min	2010	2011	2012	2013	2014
Zain	0.02240	0.02005	0.01769	0.01534	0.01299
Orange Mobile	0.02260	0.02020	0.01779	0.01539	0.01299
Umniah	0.02770	0.02402	0.02034	0.01667	0.01299

Rates in Jordanian dinars resulting from the TRC’s TSLRIC methodology.

License

Friendi’s MVNO license agreement, signed in May 2011 with the TRC, requires this operator to pay the Jordanian government 15% of its revenues until a new player enters the market, after which point it will be required to pay 10%. In September the TRC also granted new lots of phone numbers to Friendi.

Directories

In October 2011, the TRC issued a ruling defining the rules applicable to directory services in Jordan. This decision requires fixed and mobile operators to make their customer database available to other operators and to provide an online directory service.

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Fixed narrowband market

In November 2011, the TRC issued a ruling on narrowband markets. Orange was declared dominant operator in the five following markets: access and call origination, call termination, transit services, network access and telephone calls. Orange is required to comply with regulatory measures on the wholesale markets (reasonable network access, transparency, non-discrimination in its offering, accounting separation, and cost oriented tariffs) and on the retail markets (non-discrimination and transparency, accounting separation and price control via a price cap for a bunch of offers). All fixed operators were declared dominant regarding their call termination, with the same obligations as in the wholesale markets.

In November 2011, the TRC issued a resolution on the pricing models applicable to the fixed markets, based on which the rates for interconnection services will be determined according to a hybrid TSLRIC+ methodology based on the costs of the most efficient operator.

Spectrum

In November 2011, the TRC issued propositions, as part of a consultation on the 800 MHz, 900 MHz, 1,800 MHz and 2,100 MHz frequencies, with a view to defining the frequency requirements of mobile operators in order to offer mobile services in an efficient manner, as well as the optimal spectrum quantity to be assigned to mobile operators for 2G and 3G purposes.

Telecommunications policy

In December 2011, the Jordanian Minister of Communication and Information Technologies proposed a draft decision for public consultation regarding its telecommunications policy for the next four years with a view to increasing the effectiveness of regulation and competition, among other items.

Number portability

In December 2011, the TRC announced it was issuing a call for tender in order to carry out a study of the legal and regulatory aspects of fixed and mobile phone number portability.

Orange Jordan’s activities

FIXED-LINE TELEPHONY AND THE INTERNET

	2011	2010	2009
Revenues (in millions of euros)	418	428	407
Number of customers (in thousands)	3,342	2,812	2,575
Fixed lines	474	498	501
Internet lines	174	161	135
Mobile customers	2,694	2,153	1,939
Mobile ARPU (in euros per month)	5.9	6.7	8.5
Source: Orange Jordan

Orange is present in Jordan through its Jordan Telecommunications Company subsidiary, 51% owned by France Telecom-Orange. Together, Jordan Telecommunications Company (network and fixed-line services) and its subsidiaries Petra Jordanian Communications Company (network and mobile services), Jordan Data Company (Internet services) and Lightspeed (Internet services in Bahrain) from the Jordan Telecom Group and have been selling all of their services under the Orange Jordan brand since September 2007.

Orange had an overall customer base of 3.5 million customers at the end of 2011, up 17.6% compared with 2010 (source: Orange).

The growth of the mobile customer base has been accompanied by a 6% fall in ARPU due to the drop in prices in force, particularly through the launch of abundance offers. Promotional offers were made throughout 2011 to limit the impact of the slight improvement in the economic environment.

The number of Orange’s fixed Internet customers continued to increase in 2011, however, at a rate 8% below that of 2010. Orange’s broadband market share was 53% at the end of 2011 (source: Orange Jordan), down four points due to increased competition following the commercial launch of Zain’s 3G services in April 2011.

The drop in the number of fixed telephone lines slowed in 2011 thanks to the development of bundled services, and the decline in revenues from the fixed-line business slowed as a result of increased revenues from broadband Internet. The sharp growth in wholesale traffic business in 2011 is also noteworthy.

Offers

Orange Jordan offers a diversified, innovative range of fixed, mobile and Internet services in the consumer and business markets. It offers a full range of Internet services using ADSL and Wifi technologies, and is targeting a wide variety of customers. For instance, in July 2011, Orange began to offer bundled fixed-line and Internet services. Innovation is at the heart of Orange’s offerings and marketing strategy in Jordan, which has been benefiting from a France Telecom-Orange Group Technocentre in Amman since March 2008.

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Type	Name/price	Main characteristics
Prepaid mobiles	Prepaid offers with abundance rates of 1.5 €/week or per-minute rates of 0.01 to 0.06 € (excluding international).

Range segmented by usage and/or customer type: army (Alpha), students (Unizone), groups of Egyptian origin (Um el dunya), unlimited to five numbers (Friends), regional packages (Madenaty, 3ezwati), data-focused offers (Net@mobily).

Postpaid Mobiles	Postpaid residential offerings, three business packages with per-minute rates of 0.01 to 0.06 €.	Residential range including a range of iPhone offerings. Business range including Blackberry offers.
Mobile (3G+) Internet	Postpaid and prepaid “Internet Everywhere” offers with rates of 5 to 40 €/month or prepaid rates of 0.01 €/Mb.	Full-mobility Internet access via a 3G dongle, which can be used with a netbook or laptop.
Fixed line and convergent offers

“Orange Fixed Line” for a monthly subscription of 4.7 € and per-minute rates of 0.015 to 0.07 € (excluding international).

Bundled fixed line and Internet offers with flat rates for voice + GB capacities ranging from 15 to 60 €.

Traditional fixed line or “Surf & Talk” bundles including voice, ADSL access and a Livebox. Bundled fixed line + Internet offerings for residential and professional markets.
ADSL	“ADSL in one bill” from 9.9 to 67 €/month.	ADSL access (bitstream) offering bandwidth of 128 Kbits/s to 24 Mbits/s. Residential and professional ranges. Livebox modems offered.
Business offers	IPVPN, “Frame Relay”, “Business Internet Voice”, “Business Everywhere”, leased lines (customized rates)	Full connectivity range aimed at businesses (ADSL, leased lines, IPVPN, “Business Everywhere”, and “Business Internet Voice”).

The network

Orange has an integrated network based on 2G/3G (HSPA+) technology for mobiles and ADSL 2+ for the Internet allowing innovative offers and services to be rolled out in the fixed, mobile and Internet areas.

Key events

The development of Orange in Jordan in 2011 was marked by a commercial strategy aimed at offering a full range of Internet services and developing innovative mobile offerings around 3G services. In a highly competitive marketplace where abundance offers are becoming the norm, Orange strengthened its position by launching very aggressive offerings (Min El Akher and Um El Dunya). Orange Jordan also saw significant growth in its wholesale carrier business.

Outlook

In 2012, Orange hopes to reinforce its position in the mobile market amidst an environment that should become even more competitive with the acquisition of a 3G license by a third mobile operator, Umniah. With this in mind, Orange plans to launch new services and to expand usage on its 3G network.

Senegal

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2011	2010	2009
Population (in millions)	13.4	13.1	12.8
Growth in GDP (%)	+4.0%	+4.2%	+2.2%
GDP per capita (in dollars PPP)	1,893	1,825	1,772
Source: FMI

With a population of 13.4 million, Senegal is West Africa’s third-largest economy.

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NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid research

The mobile market achieved 10.1 million SIM cards in 2011 compared with 8.3 million in 2010, an increase of 21.6% (source: Pyramid research, October 2011). During this period, mobile penetration rates increased from 65% to 76.5%, underpinned by multiple ownership of SIM cards as well as by the extension of operators’ coverage and the reduction in the price of handsets.

The Competitive Environment

MOBILE MARKET SHARE

Source: Pyramid research

There are three operators on the mobile market: Orange, Sentel (subsidiary of the Millicom International group), and Sudatel. Competition continued to intensify in 2011 with the multiplication of abundance offers. Nevertheless, Orange’s market share remained stable, due to the launch of its Ganalé and Kirène offers. However, Sentel lost around 1 point to Sudatel which benefited from its 3G offer and abundance offers.

The Regulatory Environment

The ARTP (Agency for the Regulation of Telecommunications and the Postal service) is the regulatory authority in Senegal. It is a public body that is a legal entity with financial independence, under the authority of the President of the Republic.

An act to amend the Telecommunications Code in Senegal was adopted by decree n° 2011-01 of February 24, 2011. It transposes the main additional acts and the directives of the Economic Community of Western African States (ECOWAS) and the Economic and Monetary Union of West Africa (EMUWA) concerning telecommunications. The decree of the Telecommunications Code should be published at the beginning of 2012.

A National Connectivity Committee was established in October 2011 to oversee activities related to connectivity, ensure implementation of decisions of the President of the Republic and the Government on infrastructure development projects and bear the long-term vision on digital technologies (Decree No. 2011-1707 of October 7, 2011).

Key Events

February 2011	3G license: allocation of a license to Sonatel.
March 2011	Universal service: operators are to contribute to the development of universal service for telecommunications and to the development of the energy sector.
June 2011	Submarine cables: a fee is established for the laying of submarine cables (decree no. 2011-821 of June 16, 2011 fixing the rate of financial resources for the National Maritime Affairs Agency).
August 2011	Incoming international calls: decree no. 2011-1271 of August 24, 2011 establishes a system for checking and charging incoming international calls.

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3G License

Sonatel was awarded its 3G license following the provisional assignment of the frequencies during the Summit of the Organization of the Islamic Conference (OIC) in 2008. The decree to amend Sonatel’s specification to include the 3G license was adopted on February 23, 2011 for 3.5 billion CFA francs. Sonatel must also pay an annual fee of 3% of revenues generated by the new 3G data services.

Universal Service

In March 2011, a parafiscal charge, termed “Contribution to the development of a universal service for telecommunications and for the energy sector” (CODETE) is applied to operators. It amounts to 3% of the operator’s sales pre-tax, net of interconnection fees paid to other public telecommunications network operators. CODETE revenues are allocated 5% to the Development Fund for the universal telecommunications service (FDSUT) and 95% to the Special Fund to Support the Energy Sector (ESF).

Submarine cables

Decree no. 2011-821 of June 16, 2011 fixing the rate of financial resources for the National Agency of Maritime Affairs (ANAM) establishes a fee for the laying of submarine cables.

Tax on incoming international calls

Presidential decree no. 2011-127 of August 24, 2011, which repeals and replaces Decree No. 2010-632, approved the establishment of a surcharge on incoming international calls to Senegal in September 2011. This surcharge adds 49.2 CFA francs per minute to the mobile call termination rate and 75.45 CFA francs per minute on that for fixed line calls.

Accordingly, Sonatel has applied new termination rates for incoming international telephone calls on its mobile and fixed networks since October 1, 2011.

Mobile and SMS termination rates

Mobile and SMS termination rates applicable for the period from July 1, 2010 to June 30, 2011 remain in effect, as the proposed interconnection catalog 2011-2012 is awaiting approval.

(in euro cents)	2011
Mobile termination rate/min	3.56
SMS rate	1.57

Orange Senegal’s activities

FIXED-LINE TELEPHONY AND INTERNET ACTIVITIES

	2011	2010	2009
Revenues (in millions of euros)	684	660	636
Number of customers (in thousands)
Fixed lines	283	283	258
Internet lines	93	82	57
Mobile customers	6,083	5,090	4,608
Mobile ARPU (in euros per month)	6.7	7.5	8.7
Source: Orange

The France Telecom-Orange Group is present in Senegal through Sonatel, in which it owns 42.3% of the capital. Sonatel operates under the Orange brand.

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In 2011, Orange Senegal’s mobile customer base reached 6.1 million active customers, an increase of 19.5% (compared with 10.5% in 2010). Prepaid offers still dominate the customer base (99%) (source: Pyramid research, October 2011). ARPU continued to drop (-12%) with the arrival of new customers that consume less and the increasing number of unlimited offers, but at a slightly slower pace than in 2010 (-12.6% ).

The number of Internet subscribers reached 93,000 customers in 2011, up 13.5% mainly thanks to the khéweul ADSL offer. The fixed-line customer base remained stable despite competition from mobiles, thanks to the attractively priced prepaid and multiplay offers available.

Revenues from the Carrier business (traffic termination for third-party operators) increased by 2.3% in 2011. This increase is due to a drop in international traffic termination (+4.8% in 2011 compared with +8.7% in 2010) following the reintroduction of a surcharge on incoming calls in the fourth quarter. On the other hand, national Carrier traffic halved following the drop in interconnection prices in the second half of 2011.

Offers

Orange Senegal’s mobile offering consists mostly of prepaid packages. Besides the traditional offers, Orange Senegal launched new ones such as the Kirène, Bonus Zone and Orange Money plans:

•

Kirène is an unlimited offer launched in 2009 and aimed at low-income customers. Subscribers to this offer continued to increase in 2011 with a customer base of 1.2 million at the end of the year (compared with 0.8 million at end-2010);

•

Bonus Zone is an offer which allows prepaid customers to benefit from price reductions when they make calls to Orange numbers from zones where the network usage rate is low;

•

Orange Money is a service which allows users to carry out financial transactions on their mobile phones. The number of customers using this service at end-2011 had increased an impressive 136% to 693,269 subscribers.

The fixed-Internet offering mainly consists of the Khéweul ADSL which, with its 1 Mega offer, accounts for more than 80% of the total customer base. In terms of mobile Internet, the Internet Everywhere Pass offer launched in November 2011 continued to grow with an installed base of almost 45,000 USB keys at end-2011.

Distribution

The distribution network is made up of:

•

40 directly-owned stores (Sonatel outlets);

•

127 Orange stores;

•

52 wholesalers;

•

a network of more than 500 Orange sales outlets and special points of sale which supplement the network of Orange stores for the sale of SIM cards and ensuring customer care for mobiles in rural areas or areas with low commercial potential.

Key Events

2011 was characterized by:

•

the award of the 3G license to Orange in February;

•

the reintroduction of the surcharge on incoming calls in September following its suspension in November 2010;

•

the intensification of unlimited offers.

Outlook

Orange Senegal’s priorities in 2012 will focus on maintaining its position of market leader, implementing favorable cost control in order to minimize margin erosion, and continuing efforts to improve service quality and customer experience.

Mali

With an area of 1.2 million km², Mali has a population of almost 15.8 million inhabitants (source: Pyramid research, October 2011).

Orange operates on the telecommunications market via Orange Mali, a subsidiary that is 70.05% owned by Sonatel SA. Orange Mali launched its services in 2003 following the attribution by the Malian government of a license for fixed-line, mobile and Internet services. Since November 2006, Ikatel, which later became Orange Mali, has operated under the “Orange” brand.

The mobile market’s penetration rate has increased from 24% at the end-2008 to 62% at end-2011 (source: Pyramid research). Orange, the second company to join the mobile market, is the leader in the mobile and Internet sectors with market share of 60.2% and 50% respectively (source: Orange Mali). Orange’s main competitor is the incumbent operator SOTELMA, which has been 51% owned by Maroc Telecom since 2009. The allocation process for a third comprehensive license has been completed and should be awarded to the Planor-Monaco Telecom consortium during 2012.

Orange Mali has a customer base of 6.4 million active prepaid customers. The main mobile usage is voice and SMS, but mobile data and mobile broadband have developed rapidly since the launch in May 2010 of 3G (287% increase in the 3G+ key-installed base in 2011).

In June 2010, Orange Mali launched the Orange Money service which allows users to carry out financial transactions from their mobile. The service had over 307,000 customers at the end of 2011.

The broadband Internet customer base had more than 11,700 subscribers at end-2011, an increase of 23%.

Orange Mali’s network covered around 55% of the population and 30% of the country at end-2011.

In 2012, Orange Mali will attempt to maintain its market share, in particular through:

•

an extension of its network coverage, with the aim of providing coverage of all towns and villages with more than 500 inhabitants by 2015;

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•

adapted services offers aimed at improving communication between populations and organizations.

Moreover, Orange Mali will step up its efforts in terms of corporate social responsibility.

Cameroon

Cameroon has a population of slightly more than 20 million inhabitants (source: Pyramid research, October 2011), 75% of whom are Francophone and 25% Anglophone.

France Telecom-Orange Group holds 94.4% of the capital of Orange Cameroun, which launched its GSM900 service in January 2000 under the Mobilis name. Since June 2002, Orange Cameroun has operated under the “Orange” brand.

The steady growth of the mobile market over the last few years is noteworthy and the penetration rate went from 30 to 48% between 2008 and 2011. There was still a wide divergence in the penetration rate in urban and rural areas. The market is also characterized by a high rate of multiple ownership of SIM cards. The main mobile uses are voice and SMS; however, data usage has been grown significantly.

Orange ranks second on the mobile market with 43% market share, behind MTN, its main competitor (source: Orange). At the end of 2011, Orange’s mobile customer base had reached 4.7 million active customers (+22% from 2010), 98% of whom are prepaid (source: Orange). Orange’s activities in 2011 were characterized by high growth, the result of an aggressive commercial and pricing strategy, which led to reinforced commercial presence, attractive pricing, a network offering the broadest coverage and the best service quality.

At the end of 2011, Orange’s distribution network in Cameroon was made up of eight agencies, 150 Orange stores, 8,000 approved outlets and a hundred distributors and partners.

The network covers 85% of the population and the program to extend and secure it is continuing.

Launched in 2008, Internet activity has also developed significantly, especially with regard to mobile Internet, with over 44,000 customers at the end of 2011 (mobile Internet and Wimax) (source: Orange).

Further sustained growth of the market is to be expected in 2012, but the appearance of new players could make the competition even tougher.

2012 priorities include building market share and reinforcing brand recognition through better service quality.

Madagascar

Madagascar has a population of 21.3 million inhabitants (source: Pyramid research, October 2011). As well as the ongoing global economic and financial crisis, the country has been suffering a political crisis since January 2009. According to the March 2011 United Nations Development Program, Madagascar is one of the three poorest nations in the world.

Orange Madagascar, a mobile operator 71.79% owned by the France Telecom-Orange Group, was founded in 1997. Orange Madagascar is present on the mobile market (2G and 3G services) as well as the consumer and business Internet sectors.

The mobile market grew strongly until 2008. Following stabilization in 2009, the market has declined since 2010 (source: Ipsos). Orange is the leader in the mobile market which is made up of four operators. With a market share of 56.8% at the end of 2011 (source: Orange), Orange is ahead of Airtel (product of the buyback of Zain, formerly Ceptel), Telma mobile (subsidiary of the incumbent operator Telecom Madagascar), and Life (the newest operator, who obtained a license in October 2008). The launch of Life was repeatedly delayed as the validity of the license was disputed by the incumbent operator and reconsidered by the government.

Orange’s mobile customer base reached 2.2 million active customers at the end of 2011, up 1.99% year on year (source: Orange), almost exclusively made up of prepaid customers since very few people in the country have bank accounts. Orange Madagascar has the broadest coverage of all the operators with 66% of the population covered at the end of 2011 against 34% in 2007, primarily close to Orange’s national backbone network which is currently being extended. Orange Madagascar is the only network that offers 3G in the big cities.

Its strategy is focused on low rates and a strict quality policy. Orange is also developing specific packages for businesses (fleet management and high quality Internet solutions). Mobile usage is developing beyond voice and SMS use thanks to the success of iPhones and smartphones, with added-value services such as radio, television and mobile Internet offered by Orange through its 3G network. Finally, following the successful launch of Orange Money in 2010 (100,000 customers at end-2010), the business grew strongly in 2011 (712,000 customers at end-2011) providing both additional business and the building of mobile customer loyalty.

Orange’s Internet activity increased by 65% in 2011 thanks to investments in the 3G coverage of big cities, the roll-out of a national backbone and the connection of its networks to the international Safe and Sat3 cables via the LION1 submarine cable (connection to the LION2 cable is scheduled for March 2012).

Finally, to ensure the distribution of its services, Orange has a network of 136 stores and 90 kiosks (local stores) plus 23 distributors and 28,000 retailers.

In 2012, the focus will be on increasing the number of mobile customers and developing data use, as well as developing the Orange Money services.

Botswana

Botswana has a population of 2 million (source: Pyramid research, October 2011).

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Orange increased its stake in Orange Botswana to 73.68% through its buyback of 20% of outstanding shares in January 2010. Orange Botswana launched its GSM900/1,800 network in June 1998 under the name of Vista Cellular. Since March 2003, Orange Botswana has operated under the Orange brand. It launched GPRS/Edge in December 2007 and the first Wimax fixed Internet network in June 2008. Orange set up a 3G mobile network in July 2009.

The mobile market is still under development despite a 138% penetration rate (source: Pyramid research, October 2011). Orange is one of three operators that hold multi-service licenses with Mascom (an MTN subsidiary) and BTC, the incumbent operator.

In 2011, Orange solidified its number two position on the mobile market with 853,000 active customers at the end of the year (up 7.6% from 2010) and a 40% market share (source: Orange). Mobile voice and SMS represent 90% of revenues and new data services are growing fast. In 2011, Orange launched new innovative services such as Orange Money, Facebook 0 and Emergency Credit. It also revamped its subscription offers for the Consumer and Business segments.

In addition, Orange is continuing to integrate and develop its voice and broadband businesses with convergence offers, which use France Telecom-Orange Group products such as LiveBox, Flybox and Internet Everywhere (GPRS/Edge/3G USB keys).

Orange’s network covers the majority of the population in Botswana. 3G coverage is concentrated in the country’s two largest cities, Gaborone and Francistown, and Wimax coverage extends along the eastern corridor (Gaborone, Francistown and Palapye).

Orange has a network of 14 retail stores around the country. In addition, it has an indirect distribution network made up of mass retailers and wholesalers.

Orange Botswana’s priorities for 2012 are as follows:

•

continued growth in the number of customers;

•

growth in traditional usages (voice) as well as content;

•

development of the Orange Money service;

•

increased market share within the Business segment;

•

continued improvement in customer satisfaction.

Guinea-Conakry

Guinea-Conakry has a population of 10.2 million (source: Pyramid research, October 2011). The country has gone through a period of political instability since the end of 2008 and underwent a political transition at the end of 2010 following the first free presidential elections.

Orange was the fourth entrant of five on this highly competitive mobile market. At the end of 2011, it was the number two operator, with a market share of 30% behind Areeba (MTN group) and ahead of Cellcom, Sotelgui (incumbent operator) and Intercel (source: Orange). Mobile use primarily includes voice.

Orange Guinée, a mobile operator 90%-owned by the Sonatel group, opened its GSM service at the end of 2007 and provides mobile telephony and Internet services. Orange’s mobile market, which is almost exclusively prepaid, had 1.4 million active customers at the end of 2011 (up 49.1% compared with 2010). GPRS and Edge networks have been opened in Conakry and the country’s main towns (Labé, Kindia, Mamou, Kamsar). Moreover, Orange Guinée was the first operator to launch 3G+ services in Conakry in mid-December 2011. The network will be gradually rolled out to the rest of the country.

At the end of 2011, Orange Guinée’s network covered over 100 districts. In 2012, Orange will continue to implement its strategy to extend its mobile network coverage. Finally, Orange Guinée invested in the submarine cable project (ACE) that will link the whole of the West coast of Africa to Europe, bringing broadband and international connectivity.

Orange’s indirect distribution network is based on wholesalers who are supported by intermediaries. Orange also has a direct distribution network composed of two agencies in Conakry and one in Labé. This network will be expanded in 2012 with the opening of regional agencies.

Kenya

Kenya has a population of 42 million (source: Pyramid research, October 2011).

In December 2007, France Telecom acquired a 51% stake in the incumbent operator, Telkom Kenya, through its holding company Orange East Africa (OrEA). OrEA is 78.5% owned by Orange Participations and 21.5% owned by the Alcazar financial group. In September 2008, Telkom Kenya launched its mobile service and it is now a fixed, mobile and Internet operator that provides services to business customers and consumers. Orange is the commercial brand used for all mobile and business services.

At the end of 2011, the penetration rate in the mobile market was around 67%, corresponding to 28 million SIM cards (source: Pyramid research).

The only fixed line operator, Telkom Kenya faces three competitors in the mobile market: Safaricom, Airtel (operator in the Indian group, Bharti), and Yu (operator in the Indian group, Essar), and several competitors in the market for business data communications (Safaricom, Access Kenya, KDN, Wananchi).

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In economic terms, 2011 was a year marked by considerable volatility in the price of the Kenyan shilling against the dollar or the euro, as well as record inflation of around 20% that had a negative impact on household consumption. To support the telecommunications sector, the regulator decided to postpone the announced reduction in interconnection costs to June 2012.

In 2011, Telkom Kenya launched a latest generation 3G mobile network with performances comparable to European mobile networks. The 3G network will enable Orange to support its growth strategy in the data communications segment. Telkom Kenya has also continued its transformation plan to improve its economic performance.

To support the provision of Internet access and data transmission in the region, Telkom Kenya participated in the financing of investments for the construction of the new LION2 submarine cable, which is expected to be commissioned in the first half of 2012 (for more information, see Section 8.1.5).

In 2012, Telkom Kenya’s priorities will include: improving quality of service, a better understanding of customer needs to stimulate usage, growth in data communications, and diversification of the distribution network.

Mauritius

Mauritius has a population of around 1.3 million.

Mauritius Telecom, which is 40% owned by France Telecom-Orange, is active on the mobile, fixed and Internet markets through its subsidiaries CellPlus Mobile Communications Ltd and Telecom Plus Ltd. As of April 2008, Orange has been the only brand used in the mobile and Internet markets.

In 2011, almost 83% of households in Mauritius were connected to the fixed-line network, 32% of which had broadband, while the mobile penetration rate reached 98% (source: the Mauritian statistics office).

As the second operator to join the mobile telephony market in Mauritius, after Emtel, CellPlus Mobile Communications Ltd opened for business in October 1996 and develops its services on GSM 900 MHz and 1,800 MHz bandwidths. It has also provided a GPRS service since December 2004 and implemented a 3G network that became operational in November 2005.

Mauritius Telecom-Orange is now the mobile telephony leader with a market share of 55% (source: Orange). In 2011, Orange consolidated its position on the mobile market thanks to a continual improvement in its network, voice and data coverage, as well as its customer service. The number of mobile data customers has increased markedly and accounted for 16% of total customers at end-2011. The distribution network was expanded and Mauritius Telecom-Orange had 19 Orange shops and more than 5,000 retailers at end-2011. The number of mobile handsets and tablets sold increased by 15% and doubled in the direct sales outlets.

Mauritius Telecom is also the leading fixed-line and Internet provider and offers:

•

a range of local and international voice and data services;

•

ADSL broadband offers (from 128 Kbits/s to 8 Mbits/s);

•

a multiplay TV over Internet offer (My.T) with a standard package of 30 channels, a premium Bollywood package, as well as an extensive Video On Demand catalog following broadcasting agreements signed with Sony Pictures, Gaumont Production and Disney.

The broadband fixed-line customer base increased by 26% in 2011, boosted by the successive drops in rates and the extension of the network coverage following the roll out of fiber (FTTC and FTTB). The continued rollout of broadband across the island and the constant drop in rates should allow 75% of the population to have access to the Internet from 2014. This rollout will also meet the roaming needs of mobile data for tourists which are constantly rising.

Mauritius Telecom-Orange is connected to the international network since 2002 via the submarine SAFE cable. A second connection point has been in place since the end of 2009 via the LION cable. With the LION and EASSy cables becoming operational as of 2010, connectivity was opened up with East Africa and voice and data traffic became secure by offering an alternative route. The commissioning of the LION 2 cable, scheduled for the first half of 2012, will provide even more international bandwidth for MT Group and more comfort for Internet users (for more details, see Section 8.1.5 Networks).

In 2011, Mauritius Telecom-Orange and Emtel signed an agreement to share their mobile sites as part of the government’s “Mauritius, sustainable island” project.

The Mauritius Telecom-Orange Group also aims to increase its presence in the telecommunications-related businesses, such as call centers, where investments have been made in 2011.

Finally, during 2011, Mauritius Telecom acquired a 50% stake in Telecom Vanuatu.

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Niger

Niger has a population of 16.5 million (source: Pyramid research, October 2011).

In November 2007, France Telecom-Orange, which owns 89.60% of Orange Niger, acquired a comprehensive license in Niger (fixed, mobile and Internet).

Orange started its commercial activities in June 2008 on a booming telecommunications market, where the penetration rate increased from 13% to 30% between 2008 and 2011 (source: Pyramid research). Although the last of three players to enter this mobile market, Orange has become the second operator in 2011, with 27% market share (source: Orange). At the end of 2011, Orange Niger’s mobile customer base had 1.2 million active customers. Orange Niger is currently the second operator in terms of coverage, with 75% of the population covered at the end of 2011.

In 2011, Orange continued to roll out its network and brought 174 new sites into operation which allowed it to launch 3G services and new mobile data offers. Orange Niger markets its products through a direct distribution network made up of six agencies, supplemented by 30 distributors and 17,000 sales outlets located throughout the country.

In 2012, Orange Niger hopes to become the leading Internet and mobile data Service Provider by reinforcing its network in the country’s major cities. It also plans to continue to improve service quality.

Central African Republic

The Central African Republic has a population of 4.5 million (source: Pyramid research).

Orange Centrafrique, a mobile operator wholly-owned by France Telecom-Orange Group, launched its GSM service in early December 2007, and is also present on the Internet services market. Its mobile technology is exclusively 2G.

Orange was the last of four mobile operators to enter the market. At the end of 2011, with a 35% market share (source: Orange), Orange is close behind Telecel, the first operator to set up in the Central African Republic. Telecel’s strategy is mainly based on proximity and building customer loyalty. The two other mobile operators are Moov and Azur (formerly Nationlink).

Orange’s mobile customer base reached 308,000 million active customers (source: Orange) at the end of 2011, up 14.8%, and is almost exclusively made up of prepaid customers since very few people in this country have bank accounts and wages are low.

Orange Centrafrique is continuing to invest in the mobile network to reinforce its position in terms of coverage and quality of service, and also aims to develop its Internet network (690 customers currently).

Orange Centrafrique has a network of two agencies (Bangui and Berbérati) as well as 34 distributors and 12,000 retailers across the country.

Equatorial Guinea

Equatorial Guinea had a population of 0.7 million at end-2011. Industry is the main contributor to GDP (94%).

Getesa, Equatorial Guinea’s incumbent operator and present on the mobile, fixed and Internet markets, is 40% owned by France Telecom-Orange and 60% owned by the Guinean State.

Whereas the mobile penetration rate is 57%, the fixed and Internet penetration rate is just 5%. Getesa is the leader on all the markets, with a market share of 94% in mobile and 95% in Internet. Its only competitor, HITS, is also present on these two markets.

Guinea Bissau

Guinea Bissau is a member of the Economic and Monetary Union of West Africa and of the Community of Portuguese Speaking Countries (CPLP). It has a population of 1.7 million (source: Pyramid research, October 2011).

Orange Bissau, a mobile operator 90% owned by the Sonatel Group, launched its GSM service in May 2007. Orange Bissau is present on the mobile (2G), Internet and fixed voice markets using VoIP technology.

The mobile market, which is mainly concentrated on voice use, has seen continual growth, with a penetration rate of some 59% at the end of 2011. Orange was the last to arrive on this market, which has three operators. With 255,000 active mobile customers (+43% compared with 2010) and 39% market share, Orange trails MTN. Orange’s strategy is based on low call charges, brand preference, developing innovative offers specifically targeting businesses, notably fleets and mobile accounts. Orange Bissau is the number-two operator in terms of 2G coverage, which extends to Bissau-Ziguinchor and Bissau-Conakry, the country’s main economic centers.

Orange is the leader on the Internet market, with 80% market share (source: Orange Guinée Bissau). The development of Internet services is still limited by the country’s lack of electricity. Orange launched broadband Internet in 2009 and had 1,055 customers at end-2011.

The distribution network is composed of few distributors who rely on a network of local intermediaries.

In 2012, Orange aims to maintain its growth:

•

by improving its sales presence and innovative and convergent offers;

•

by continuing the rollout and densification of the network;

•

with the launch of the Zebra service (sale of virtual credit); and

•

thanks to an improved quality of service in line with the Orange brand’s promises, customers’ expectations and the specifications drawn up with the State.

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Uganda

Uganda has a population of 34.9 million (source: Pyramid research, October 2011).

In October 2008, France Telecom-Orange and Hits Telecom Uganda formed Orange Uganda Ltd to provide telecommunication services under the Orange brand. Orange Uganda Ltd, 65.93% controlled by France Telecom-Orange at the end of 2010, benefited from the license acquired by Hits Telecom Uganda as well as its GSM network and its main telecommunications equipment. Orange Uganda launched its mobile telecommunications services in March 2009 with 2G and 3G technologies.

The mobile market has surged upward, with a constantly rising penetration rate that increased from 25% at end-2008 to 41% in October 2011 (source: Pyramid research). Mobile use primarily includes voice, SMS, data and broadband for mobiles. Competition is strong, with six operators present on the market.

Orange had 622,000 active mobile customers at end-2011, i.e. market share of 8%, almost exclusively made up of prepaid customers. At end-2011, Orange’s network covered the Center, East, West and North of the country.

Orange launched its mobile Internet services during the final quarter of 2009 and became the leader in this segment in 2010 (source: Orange) with around 81,000 customers at the end of 2011.

Orange’s distribution network includes eleven exclusive stores across the country, and an indirect distribution network (retail stores and traveling salespeople).

In 2011, Orange launched new products such as Fleet Live for vehicle fleet management, video conferencing using mobile communications and high definition voice products.

In 2012, Orange plans to launch new services such as Orange Money, VPABX (virtual PABX), Community Internet (Internet in rural areas) and switch to HSPA+ technology (21 MB in downstream bandwidth) on its 3G+ network.

Democratic Republic of Congo

The Democratic Republic of Congo has a population of 70 million in 2011 which puts it in fourth place in Africa in terms of population. However, its mobile penetration rate is only 19%, a rate far below that of most neighboring countries (source: Pyramid research).

In October 2011, France Telecom-Orange acquired 100% of the mobile operator CCT by buying the 51% stake held by the Chinese telecommunications manufacturer ZTE and the remaining 49% from the Congolese State. CCT holds a valuable 2G and 3G national license granted at the time of its acquisition by France Telecom-Orange as well as substantial market shares in certain regions of the country, and thus has excellent growth potential. At the end of December 2011, CCT had 1.6 million customers.

Iraq

Iraq has a population of 32.8 million (source: IMF, July 2011). In March 2011, France Telecom-Orange acquired indirectly a 20% stake in the Iraqi operator, Korek Telecom, who had 3 million clients at end December 2011, to strengthen its presence in the Middle East. With a mobile penetration rate of 73% (source: Telegeography, March 2011), Iraq has a mobile penetration rate well below many of its neighboring countries. The deployment of Korek Telecom, which holds a national mobile license in a country undergoing major economic reconstruction, offers good prospects for growth.

Vanuatu

Vanuatu has a population of 0.25 million (source: IMF). Telecom Vanuatu Limited (TVL), a fixed, mobile and Internet operator, is equally and jointly owned by France Telecom-Orange (FCR) and Mauritius Telecom International Ventures Limited.

Mobile use primarily includes voice and SMS. Fixed and mobile voice services are offered to most of the inhabited islands in the archipelago. ADSL Internet and Wimax services are available on the two most populated islands.

The mobile market is divided between TVL and Digicel, which entered the market in June 2008. TVL extended its network in 2010 and grew its customer base. In 2011, it concentrated on building customer loyalty with loyalty offers as well as upgrading its technical solutions to adapt to changes in the market.

In 2011, the Internet market was marked by the allocation of licenses to 11 service providers. TVL responded by increasing its international bandwidth and by securing the connections between the islands in order to provide the best possible quality of services to its customers.

TVL’s distribution network is centered on towns and cities. TVL uses traveling sales teams to cover rural areas.

In 2012, TVL intends to reinforce its indirect distribution networks.

Finally, at the end of 2012, TVL plans to launch data mobile and 3G services. It will continue to expand its networks and develop its services, such as the electronic recharging of prepaid cards.

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6.3.4.3   Other Equity Interests

United Kingdom

The Telecom Services Market

Since 2010, the UK economy has become more pessimistic, with consumer confidence akin to levels experienced during the recession. However, a number of thresholds were crossed in 2011, with more than 20 million non-corporate broadband Internet connections and 93% of the UK population having digital television (source: Ofcom) and 49% having a smartphone (source: Yankee Group).

Despite the 1% decline in the number of PSTN lines, the number of fixed lines market grew by 1%, driven by an 8% increase in the number of VoIP users.

The mobile telephony penetration rate grew again in 2011, with a rate of 134% versus 133% in 2010 and 122% in 2009 (source: Yankee Group). The number of 3G network users has more than doubled in the last three years, growing by around 30% each year, driven primarily by the sale of smartphone. The UK mobile market grew by 0.6% in terms of revenues for 2011, after absorbing regulatory impacts on mobile call termination rates. Postpaid ARPUs have continued to decline due to strong competition on the UK market, richer bundles and the regulatory impact on mobile call termination rates. Growth in the number of SMS sent in 2011 slowed considerably to 5% in 2011, down from 25% and 6% in 2009 and 2010, respectively.

The Competitive Environment

Fixed-line telephony and Internet

BROADBAND INTERNET MARKET SHARE

	Q3 2011	Q3 2010	Q3 2009
BT Retail (including Plusnet)	29.3%	27.8%	27.2%
Virgin Media	21.2%	22.1%	22.3%
TalkTalk Group (TTG)	20.2%	22.1%	22.8%
BSkyB	17.0%	14.6%	12.7%
Everything Everywhere	3.5%	3.9%	5.0%
O2/Be	3.1%	3.5%	2.9%
Other	5.7%	6.1%	7.1%
Source: Enders Analysis

The combined market share of the six largest providers in the retail broadband market (BT Retail, TalkTalk Group, Virgin Media, BSkyB, Orange and O2) remained over 90% in 2011. BT Retail and BSkyB are the only two major broadband operators to have increased their market share since 2010.

74% of UK households were equipped with a broadband connection in the first quarter of 2011 (source: Ofcom). The consumer trend toward broadband packages covering one or more services from the same provider continued. Virgin Media is still the leader in multi-play services, with 64% of its customer base subscribed to triple play in the third quarter of 2011. BSkyB’s triple play offering achieved a 28% penetration rate amounts its pay TV customers in the third quarter of 2011, up from 23% the previous year.

BT Retail continued to deploy its broadband fiber optic services within the UK, reaching six million households in November 2011. BT stepped up its deployment timeline in order to cover two-thirds of the UK by 2014, one year ahead of its initial outlook. Its FTTC (Fiber-to-the-Cabinet) service will be upgraded to reach download speeds of up to 80 Mbits/s in 2012. TalkTalk and Plusnet (which belongs to BT) launched fiber optic services based on BT’s wholesale FTTC products during the first half of 2011. BT Retail continued to promote its fiber optic services under the Infinity brand, announcing in November 2011 that it had reached 300,000 customers.

In September 2011, Everything Everywhere announced that Orange saw a significant increase in the number of fixed broadband customers for the first time since 2007, such growth marking an upswing in this business line. The operator also confirmed that Orange was in the final stages of migrating its fixed broadband customers from an unbundled network to the BT network, which has lower operating costs.

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Mobile services

MOBILE MARKET SHARE

	2011	2010	2009
Everything Everywhere	33.2%	34.9%	N/A
O2	29.0%	26.7%	27.0%
Vodafone	26.7%	21.5%	21.0%
Orange	N/A	N/A	21.0%
T Mobile	N/A	N/A	14.5%
3	8.2%	7.8%	7.1%
Virgin	2.9%	4.6%	4.8%
Other	N/A	4.5%	4.6%
Source: Enders analysis

Aside from Everything Everywhere (EE), there are currently three other network operators in the UK mobile telecommunications market: O2 UK (a subsidiary of Telefonica), Vodafone UK (a subsidiary of Vodafone Plc) and 3 (owned by Hutchison Whampoa). EE and Three UK have combined their 3G networks through a joint venture.

Following the successful joint venture between Orange UK and T-Mobile UK in April 2010, EE became the leading telecommunications operator in the UK. O2 (Telefonica) has maintained most of its market share by focusing on smartphone and on customer loyalty, although its connection volumes have dropped since the operator adopted a strategy emphasizing value over volume. Vodafone gained market share in 2011 thanks to the results obtained through indirect distributors and good performance in the post-paid sector.

MVNOs (Mobile Virtual Network Operators) operating in the UK market include Virgin Mobile (owned by Virgin Media) and Vectone, which both use the EE network. There is also Tesco Mobile, a joint venture in which Telefonica O2 UK holds a 50% stake and that uses the Telefonica O2 UK network.

The Regulatory Environment

Digital Economy Act 2010

The Digital Economy Act came into force on April 8, 2010, giving Ofcom two new duties: to promote investment in infrastructure and content alongside its responsibility to promote competition, and to carry out a full assessment of the UK’s communications infrastructure every three years. The regulator published its first report on November 1, 2011.

Spectrum

In a Statutory Instrument that came into force on December 30, 2010, the British government instituted the liberalization of 2G licenses for 3G services (UMTS) and the introduction of spectrum trading for mobile licenses. It also planned to hold an auction for the sale of both 800 MHz and 2.6 GHz frequencies. Ofcom is in charge of setting the rules for these frequencies, but it must carry out an assessment of future competition for them within the mobile services industry. In addition, as part of its commitments under the merger between Orange UK and T-Mobile (UK) Limited (now Everything Everywhere Limited), another block of 2x15 MHz frequency in the 1,800 MHz spectrum needs to be sold by Everything Everywhere prior to the auction. If not, this block will be included in the auction.

All relevant spectrum licenses were re-issued on January 6, 2011, at the government’s instruction, allowing the relevant spectrum to be used for 3G services. These licenses also were made tradable on July 4, 2011. A consultation on the evaluation of the competitive situation, required for the spectrum auction, and on the rules for auctions was published on March 22, 2011. Ofcom had announced that another consultation would be published in late 2011 and that the auctions would be postponed until the fourth quarter of 2012.

Broadband Delivery UK: next generation access

Broadband Delivery UK (BDUK) was created to facilitate the delivery of broadband universal service to the last third (33% of the U.K. population in less densely populated areas) and stimulating private sector investment to deliver the best high capacity broadband network in Europe by 2015. This body is currently working on three pilot offerings.

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Copyright/unlawful P2P file sharing (peer to peer)

The Digital Economy Act 2010 set forth new obligations for ISPs, requiring that they implement a procedure to notify customers who illegally download content protected by copyright. Ofcom published a draft Initial Obligations Code that outlines the infringement notification process, minimum threshold, infringement report format, quality assurance process and appeal mechanisms. The Government has also presented a draft Statutory Instrument on Costs providing for the payment of the eligible costs incurred by Ofcom and the ISPs for processing infringement reports and appeals. Ofcom proposed that the six biggest ISPs comply with the notification process during the first phase. However, BT and TalkTalk requested judicial review of the legal provisions related to intellectual property rights on the Internet. The High Court rejected their argument alleging that the provisions violate several European directives, but the two operators appealed this decision, and a hearing is scheduled for mid-January 2012. Ofcom has not yet published a final version of the Initial Obligations Code or a revised Statutory Instrument on Costs. These regulations must be presented to the European Commission in accordance with the directive on technical standards, then formally approved by the British Parliament. The first notices must be sent out to customers in the spring of 2013.

In October, the Motion Picture Association (MPA) was successful in its attempt to obtain a court order forcing BT to block the website Newzbin2, which contains certain items that violate copyrights. BT was required to pay for the costs incurred as part of the enforcement of this decision and to block the site within 14 days. The MPA wrote to the five other major fixed ISPs to ask them to accept a court order under terms comparable to those with BT. These ISPs also received a letter from the British Phonographic Industry (BPI) asking them to voluntarily block the website Pirate Bay. Unlike the MPA, the BPI has not yet obtained a court order acknowledging that Pirate Bay contains items that infringe copyrights.

Mobile call termination rates

In March 2011, Ofcom launched a public consultation to look into a four-year glide path for mobile call termination rates, running from April 1, 2011 to March 31, 2015. Everything Everywhere, Vodafone, BT and Hutchison 3G UK appealed this decision. The results of the appeal are anticipated in March 2012. In the meantime, Ofcom has modified the provisions related to charge control in order to remedy a minor error that was identified. The limits on mobile call termination rates currently in force are listed in the table below (in real terms) and the exact values to be applied for 2012/13-2014/15 are subject to inflation figures:

Pence/minute – in real terms (‘08/’09 pricing)	April 1, 2010 – March 31, 2011	April 1, 2011 – March 31, 2012	April 1, 2012 – March 31, 2013	April 1, 2013 – March 31, 2014	April 1, 2014 – March 31, 2015
Vodafone/O2/Orange/T-Mobile	4.180	2.664	1.698	1.083	0.690
H3G	4.480	2.664	1.698	1.083	0.690

Wholesale local access market review

Ofcom reviewed the competitiveness of the wholesale market for local access and found (in October 2010) that BT continues to be dominant, and this dominance is expected to continue during the forward look period. The existing remedies in relation to local loop and sub-local loop unbundling (LLU and SLU) were re-imposed for current generation access services. New remedies for passive infrastructure access (PIA) and virtual unbundled local access (VULA) were imposed with respect to next generation fiber access. Ofcom is carrying out a consultation to determine if there has been any significant change since this market review, and its provisional opinion is that no significant change has occurred.

Wholesale broadband access market review

Ofcom reviewed the competitiveness of the wholesale market for broadband access and found (in December 2010) that BT continues to be dominant in local areas. Ofcom re-imposed access and basis of charges obligations with respect to services supplied in local areas where there are only one or two principal operators present or where there are three principal operators present and BT’s market share is greater than 50%. Ofcom introduced a new charge control remedy for services supplied in local areas in which only BT is present. The new charge control remedy imposed by Ofcom is currently being appealed before the Competition Appeal Tribunal.

Wholesale fixed analog network line market review

Ofcom reviewed the competitiveness of the wholesale market for fixed analog network lines and found (in December 2010) that BT continues to be dominant outside the Hull region, and it is expected that this dominance will continue during the forward look period. The existing remedies for wholesale line rental (WLR) were re-imposed. Ofcom is carrying out a consultation to determine if there has been any significant change since this market review, and its provisional opinion is that no significant change has occurred.

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Everything Everywhere activities

FINANCIAL INDICATORS

	2011	2010 (1)
Revenues	6,784	7,049
Ebitda	1,171	1,160
As a % of revenues	17.3	16.5
Capex	576	438
Source: Everything Everywhere (1) Annual figures for the first three months from Orange and T-Mobile (1/10 - 03/10) and for the last nine months from Everything Everywhere (4/10 - 12/10)

Fixed telephony and Internet activities

KEY INDICATORS

	2011	2010
Residential customers (in millions)	0.7	0.8
Source: Everything Everywhere

Mobile telephony activities

KEY INDICATORS

	2011	2010
Mobile service revenues (in millions of pounds)	6,167	6,296
Number of customers (in millions)	27.6	28.0
o/w postpaid	12.8	11.9
o/w prepaid	14.0	15.3
ARPU, total (per month)	19.1	19.7
Postpaid ARPU	32.9	35.2
Prepaid ARPU	6.7	7.6
Voice ARPU	10.9	12.5
Source: Everything Everywhere

For more information on Everything Everywhere performance and results, see Chapter 9, Analysis of the financial position and earnings, Section 9.1.3.7.

Everything Everywhere’s offers

While Orange and T-Mobile both provide their customers with the means to keep in touch with the people they care about, they occupy different places within the marketplace. T-Mobile offers a straightforward value-led approach by offering free texts for life and other free offerings, as well as technology for the masses, including smartphones that are affordable for everyone. Orange is more of a mass premium brand with high-end handsets offers, laptops, iPad multimedia bundles, Orange Wednesdays and Phone Fund. Through their differentiated positioning, the joint venture expects to grow their customer base across both brands.

Distribution

In 2011, Everything Everywhere focused on increasing direct sales in relation to indirect distribution channels sales by increasing the number of its own retail points of sale. Everything Everywhere continues to utilize the “stores within stores” strategy, in which Orange stores are located in HMV UK Limited stores to enhance the effectiveness of direct sales.

Within the indirect distribution channel there are two main store chains: The Carphone Warehouse (CPW) and Phones 4u (P4U). This channel also comprises a number of mass merchandisers that allow Everything Everywhere to offer their products and services to a significantly larger audience and to satisfy those consumers who prefer to choose from a host of operators in one location.

Everything Everywhere is also trialing a number of dual-branded stores providing consumers with even more choice than you would get in an Orange or a T-Mobile store.

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The network

Fixed network

During 2010, Everything Everywhere signed an agreement with BT to outsource the Orange fixed line network. In return, Everything Everywhere can use the BT infrastructure to sell its services, which will provide a more reliable and faster network for the customer. The subscriber base was migrated to BT’s network in 2011.

Mobile network

In the UK, Everything Everywhere operates both 1,800 MHz GSM and 3G mobile networks. The GSM license is indefinite with a one-year notice of revocation, while the 3G license expires in December 2021. 2G national roaming across both brands’ networks was introduced in October 2010, and in early 2011 all customers began to receive access to the two networks. This will be extended to include the 3G networks toward the end of the year. Prior to the founding of Everything Everywhere, T-Mobile and Three UK were in the process of merging their 3G networks under the umbrella of a joint venture, Mobile Broadband Networks Ltd (MBNL). This process continued after the creation of Everything Everywhere.

Key Events

Q1 2011	National roaming extended on 2G networks to 15.1 million customers
Q2 2011	Postpaid churn rate dropped to a record level of 1.1% Partnership with BT to deliver the first test of 4G technology on real consumers
Q3 2011	Everything Everywhere integrates the Orange and T-Mobile networks, allowing their respective customers to use the other’s network when its own has no signal.
Everything Everywhere named Olaf Swantee as Chief Executive Officer
Q4 2011	Everything Everywhere starts rollout of 3G roaming
New management structure

Outlook

In 2012, Everything Everywhere will focus on:

•

market leadership and customer loyalty:

•

improving customer value by increasing pay monthly base,

•

maintaining the lowest churn rate in the market,

•

delivering the best customer experience in terms of data network and devices,

•

offering subscribers exceptional service through the retail networks and online sales;

•

operational excellence:

•

generating the savings and synergies announced,

•

creating a simplified, flexible IT architecture to guarantee fast delivery times,

•

becoming an efficient organization and a respected employer, especially as regards front-line operations;

•

growth based on data:

•

monetizing the growth in mobile data (access and new services),

•

concentrating on profitable growth segments (B2B, residential, M2M),

•

expanding on select market opportunities (advertising and mobile operations).

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Portugal

France Telecom-Orange is active on the Portuguese market through its 20% stake in Sonaecom, which has two major divisions: Optimus, an integrated telecommunications operator, and the IT services company Software and System Information Services. Since 2009, Optimus has been implementing a conversion plan to create a lighter organizational structure and it now has integrated teams to cover all the fixed, mobile and Internet offers.

At the end of the third quarter of 2011, the mobile penetration rate in Portugal was 145.6% of the population, (source: ANACOM), one of the highest rates in Europe. The market is primarily composed of customers with prepaid packages (71.7%). Optimus had 3.6 million mobile customers at the end of 2011, which represented a market share of 21.2% at the end of the third quarter 2011, compared with 42.8% for Portugal Telecom and 36.0% for Vodafone Portugal (source: ANACOM).

The penetration rate for Internet access reached 20.9% of the population at end-2011, which remains low compared with the European average. This is composed of 50% ADSL access and 40.1% cable access. Other kinds of access accounted for 10.0% and comprises FTTH in particular which has increased by 82% in 2011. With market share of 5.6%, Sonaecom is the number four operator on the Portuguese market (source: ANACOM).

In 2011, Optimus continued to invest in telecommunications infrastructure to improve coverage. At the end of 2011, 3G coverage reached 90% of the population, with more than 85% on HSDPA. Moreover, Optimus took part in frequency band auctions in November 2011 and obtained the bands necessary to guarantee the development of its network towards 4G services.

In 2012, Sonaecom will continue to pursue its integrated telecoms operator strategy and will continue to invest in its network to keep up with the expansion in its customers’ usage.

Morocco

Morocco had a population of 32.7 million in 2011. The mobile penetration rate was 110% of the population in 2011 (source: Pyramid research, 2011).

Orange is present on the Moroccan market through Médi Telecom, following the acquisition of 40% of the capital and voting rights of Fipar-Holding (Caisse de Dépôt et de Gestion group) and Medium Finance (FinanceCom group) that was finalized at end-2010. Médi Telecom, with its operation of three fixed telephony and 2G and 3G mobile telephony licenses, has been present in the market since 1999 and is the second overall telecommunications operator in Morocco.

WANA, which also owns a fixed-line license, acquired a 3G license in 2006 and a GSM license in 2009, leading to increased competition on the mobile market.

Médi Telecom had a 33% share of the mobile market in 2011, with 11.4 million subscribers, and can cover 99% of the population (source: Pyramid research, 2011). The mobile subscriber base is mainly made up of prepaid customers (91% of customers), and the market has a high rate of multiple ownership of SIM cards.

Moreover, the Moroccan telecommunications market saw a 34% drop in mobile prices in 2011 compared with 2010 (source: the Moroccan regulator, ANRT), which led to an impressive 39% increase in calls (source: ANRT). The main mobile uses are voice and SMS but data and value-added services are developing rapidly.

Médi Telecom had 906,000 Internet customers at end-2011, i.e. a 35% share of the 3G Internet market which is the main form of Internet access in Morocco (81.4% of the Internet customer base according to the ANRT). The 3G Internet customer base (voice and data) saw a 33% decrease in prices in 2011 and a 90% increase in the number of subscribers (source: ANRT).

Médi Telecom has 13,000 sales outlets throughout the country for the distribution of its products and services.

Tunisia

Tunisia had a population of more than 10.5 million and a mobile market penetration rate of 110% in the final quarter of 2011 (source: Pyramid research, October 2011).

Following the international call for tender in 2009 for the acquisition of a third fixed and mobile (2G and 3G) license in Tunisia, the license was granted to a consortium set up by France Telecom-Orange and Investec. In July 2009, France Telecom-Orange subscribed to a capital increase in Divona Telecom and acquired 49%. Divona Telecom, the assignee of the license, became Orange Tunisie. Orange Tunisie began commercial operations on May 5, 2010.

At end-November 2011, Orange Tunisie had 1.5 million active customers and covered 91% of the population. Its mobile market share has increased significantly since November 2010 to 8.4% (up 3.6 points), versus 53.4% for Tunisiana and 38.2% for Tunisie Telecom (source: Institut National des Télécommunications – November 2011).

In 2011, Orange Tunisie continued its technical and commercial innovation. Thus, the increase in the range of 3G offers, the launch of the permanent bonus (Dima bonus) and the introduction of a set rate for calls to all operators (Allo Lelkol offer) have notably allowed Orange Tunisie to reinforce its position and set itself apart on the Tunisian telecommunication services market. In 2012, Orange Tunisie’s priorities will be to continue the rollout of its network, its customer base, and usage.

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Armenia

The telecommunication services market and the competitive landscape

The telecommunications market in Armenia is divided among three main operators: Orange Arménie which is only present on the mobile market; mobile operator Vivacell which is a subsidiary of the Russian operator MTS; and incumbent operator Armentel (fixed-line operator and subsidiary of Russian operator Vimpelcom) which operates under the Beeline brand. There are also numerous fixed Internet access providers such as UCOM (fiber optic at Erevan) and ACC.

The total revenues of the various operators represent more than 4.6% of GDP. Revenues increased slightly in 2011 for the three main operators compared with 2010, due to GDP growth but also to the build up in Orange Arménie’s activities. Mobile penetration at the end of 2011 was close to 100% of the population.

In 2011, estimated market share (source: Orange) was as follows: Vivacell 59%, Beeline 23% and Orange Arménie 18%. Orange Arménie’s market share improved significantly in 2011 and Orange is currently the second player in the capital, Erevan.

The Internet market, which up until two years ago was still under developed, has continued its sustained growth with a penetration rate of more than 40% of homes at end-2011. This development has favored the three main operators, whereas there are signs of consolidation among the smaller access providers. Orange Arménie is the market leader in mobile Internet with a market share of more than 75% (3G/HSPA technology represents some 37% of broadband access at the national level). Beeline has a monopoly on ADSL offers with a strong increase in its customer base.

Orange’s Activities in Armenia

Orange Arménie was granted a license to operate mobile communication services in the 900, 1,800, and 2,100 MHz bands on November 19, 2008, for a period of 15 years. Commercial operations were launched in November 2009 and the Company has implemented a generalist operator strategy aimed at all market segments, with a range of services that includes voice and broadband Internet, using an extensive 2G/3G/HSPA network, a fully integrated and convergent solution (intelligent network and value-added services) and a broad distribution structure.

At end-2011, Orange Arménie had some 505,000 active mobile customers, mainly with prepaid packages and 75,000 active mobile Internet customers. Hybrid retail offers were overhauled and have proven extremely popular. These offers applied to 22,000 customers at end-2011.

Revenues reached 13.7 billion Armenian drams (some 26 million euros) in 2011, up 61% year on year, thanks to a combination of relatively low ARPU for voice offers and high ARPU for data use.

Distribution

Orange Arménie has an extensive distribution network with 75 stores under the Orange brand (of which 67 are under franchise) and 850 indirect sales outlets. Over 6,000 sales outlets sell prepaid recharges (including Orange stores, scratch card sales outlets, banks, ATMs, electronic recharging outlets).

The Network

In 2011, 52 new radio sites were rolled out and the existing network capacity was also increased in response to the marked growth in voice and data traffic.

Key Events

In 2011, Orange Arménie focused on improving its revenues, and paid special attention to the quality of its service in order to reinforce customer loyalty.

The significant events of 2011 included: an overhaul of prepaid offers based on a unique per minute pricing structure and improved recharging solutions, new Internet offers with higher data volumes, the launch of the Animals offers (hybrid offers, with commitment and handset subsidy), the launch of Internet together (a data sharing application), Orange Myfi, Orange Cinéma and various other special offers.

Outlook

In 2012, Orange Arménie will continue to focus on improving the ARPU of its existing customer base and on acquiring new mobile and Internet customers. The quality of services, its close relations with its customers and innovation remain at the heart of its strategy to reach these objectives.

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Dominican Republic

The Economic Environment and the Telecommunications Market

MAIN MACROECONOMIC DATA

	2011	2010	2009
Population (in millions)	10.1	9.9	9.7
GDP growth (%)	+4.5%	+7.8%	+3.5%
GDP per person (in dollars, PPP)	9,289	8,860	8,275
Source: IMF

Growth in the telecoms sector was 1.2% between the second quarter of 2010 and the second quarter of 2011 (source: Indotel Q2 2011), due mainly to growth in the Internet market which offset the drop in the mobile telephony market.

During the same period, the number of customers on the mobile market declined 3.2%. The prepaid market accounted for 84% of the mobile market (source: Indotel Q2 2011) and the average revenue per user (ARPU) continued to drop (source: Orange) in an increasingly competitive market where usage among new customers is low.

At the end of the second quarter of 2011, the fixed-line market had 1,041 million lines, up slightly compared with 2010, and the Internet market had increased 45.5% to 758,000 lines. These two markets continue to be dominated by Claro, an operator whose fixed-line market share of 66.2% and Internet market share of 58.1% has slightly decreased due to competition from new entrants such as Orange Dominicana (source: Indotel, Q2 2011).

The Competitive Environment

Orange is the second mobile operator with a market share in volume of 37.7% in 2011, behind Claro, the leading operator which has 51.5% of the market (source: Orange). Orange, however, thanks to a greater amount of customers with subscriptions, has a market share in value that is higher than that of Claro.

Claro is a mobile, Internet and TV operator which has adopted a multiplay convergence strategy and provides services for residential and corporate customers.

Viva is the country’s third largest mobile operator with a market share of 7.9% (source: Orange) and a mainly price-based strategy.

Tricom is the fourth largest mobile operator with a market share of 3% (source: Orange). It owns a network that is entirely CDMA-based. It is also the second largest fixed-line, Internet and TV provider and positions itself as a multiplay operator.

Orange Dominicana activities

	2011.	2010	2009
Revenues (in billions of Dominican pesos)	22,2	21,7	ND
Number of mobile customers (in millions)	3.1	2.9	2.8
of which mobile Internet users	N/A	0.5	0.24
Prepaid customers	2.5	2.4	2.4
Contract customers	0.6	0.5	0.4
ARPU (in Dominican pesos/month)	537.7	557.3	563.0
Source: Orange

France Telecom owns 100% of Orange Dominicana, which rolled out its GSM900 network in November 2000 using the Orange brand.

In 2011, Orange Dominicana’s revenues increased 2.3% in local currency but dropped by 5.7% (in euro terms), due to the depreciation of the peso.

Orange launched new offers in 2011 to develop voice and data usage, such as free minutes at the end of the year, special offers according to network use (yield zone) and value-added services. Orange also launched new subscription packages for smartphone customers and its “Animals” (Mascotas) offers as of the last quarter of 2010 to help slow the decline in ARPU. Despite intense competition on the prepaid market, Orange Dominicana has increased its customer base by 7.7%.

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Offers

Type	Name of offer	Characteristics
Contract	MAX/FLEX ANIMALS
	Delfin	Minutes contract, access to social networks, SMS, MMS
	Leopardo	Minutes contract, unlimited Internet, SMS, MMS
	Canario	Minutes contract, additional minutes to all networks
	Ardilla	Low minutes contract, SMS, MMS
Prepaid	Canario	Minutes contract, bonus minutes based on top ups
3G data	Orange Internetmobile (USB+MIFI+Tablets+Mobiles)	Internet with daily or monthly contract
	Orange Internet (flybox) Home, Business	Monthly contract

Distribution

Orange Dominicana sells its products through the following distribution channels:

•

direct: 27 stores managed by and belonging to Orange offering all products and services, especially service activation, customer care, handset repairs and business services;

•

indirect: 52 franchises and 513 sales outlets across the country;

•

nine independent distributors of prepaid cards and seven for the sale of the e-top-up (in peer-to-peer).

The Network

Orange Dominicana’s network was improved in 2011 faced with the rapid growth in data traffic. Indeed, 3G data traffic increased by 238% in 2011 and traffic from Blackberry services also doubled. Orange Dominicana thus has the market’s fastest 3G network with its HSPA+ 42 Mbit/s version, which covered 70% of the population at end-2011.

Key Events

•

First quarter:

•

launch of the first mobile application (Orange Cinema) developed by Orange Dominicana’s R&D Center,

•

launch of the customer test Center to improve customer relations,

•

first pilot for the LTE network (Long Term Evolution) in the Dominican Republic.

•

Second quarter:

•

launch of a payment service and a mobile banking service,

•

installation of the first wind-powered towers,

•

launch of the Samsung Galaxy tablet.

•

Third quarter:

•

launch of the direct top-up: handset to handset top-up system,

•

special offer according to network use (yield zone),

•

launch of high definition voice products,

•

rollout of a new regional sales networks.

•

Fourth quarter:

•

the first edition of Orange expo in the Dominican Republic,

•

Orange reaches three million mobile customers.

Outlook

In 2012, Orange Dominicana aims to maintain the best mobile market share in value terms and remain the country’s favorite operator.

Orange Dominicana will continue to improve its mobile network and the quality of its customer service. In terms of offers, it will concentrate on data services for individual and corporate customers.

To reach its objectives, Orange Dominicana will continue to develop its staff training programs and pursue investments in innovation and social responsibility initiatives in the Dominican Republic.

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6.3.5  Enterprise Communications Services

Orange Business Services covers both:

•

the Enterprise Communication Services (ECS) unit, which supplies communications services to multinational companies and corporate accounts and SMEs in France (1); and

•

Orange subsidiaries’ Business-to-Business (B2B) activities.

Orange Business Services covers all the Group’s business customers in more than 160 countries and regions where it provides local technical and commercial assistance.

By the end of December 2011, ECS had generated 7.1 billion euros in revenues before intra-Group eliminations. In addition to France Telecom S.A.’s and Equant’s business activity, this business segment includes several subsidiaries, each with its own specific expertise, including: Etrali (trading solutions), Almerys (health), Orange Consulting (project management, telecom consulting), Multimedia Business Services (multimedia contact centers), Neocles (virtualization solutions), IT&Labs (design and development of embedded Machine-to-Machine applications, vehicle fleet management), Obiane (secure network integration), Alsy (integration services), EGT (equipment and services for video conferences), and GlobeCast (multimedia broadcast systems).

6.3.5.1   The Market

France Telecom-Orange Group operates under the brand name Orange Business Services, both in France and internationally, in the Business communication and IT services markets. This market is part of the Information and Communications Technologies (ICT) sector, which brings together technologies used to process and send information (primarily IT and communication technologies). Worldwide this market represents just over 1,000 billion euros, of which 40-45% relates to telecommunications.

FIG. 1: POSITIONING OF ORANGE BUSINESS SERVICES ON THE ICT VALUE CHAIN

FIG. 2: GLOBAL ICT MARKET, IN VALUE (IN BILLIONS OF EUROS, 2011)

Source: Gartner, IDC, PAC and Orange estimate

(1)  Excluding mobile services sold to businesses under the responsibility of France (see Section 6.3.1). This market is estimated at around 5 billion euros.

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Markets targeted by ECS:

•

in France, the markets for fixed voice (RTC, VoIP), data (X.25, ATM, Frame Relay, Leased lines, Internet, IP VPN, Ethernet) and IT services (consulting, integration, outsourcing) for corporate accounts, local authorities and SMEs (1);

•

abroad, the voice, data and network services markets for multinationals.

These markets, which are worth some 65 billion euros, are experiencing overall growth compared with 2010 due to the dynamic nature of IT services. Indeed, following the crisis of 2008-2009 and the resulting slowdown in IT services in 2009, 2010 marked a return to growth (of some +2%) which continued in 2011. Gartner estimates global growth of 3.1% in constant currency (7.4% in US dollars) in 2011, compared with 2.4% in 2010 (3.1% in US dollars) and a decline of -2.6% in 2009 (-5.1% in US dollars). However, despite strong growth in the first half of 2011, which remained high in the third quarter, signs of a slight slowdown appeared in the final quarter due to the economic environment. At the same time, telecommunications services are in decline, as the drop in traditional voice (STN) has not been offset by the growth in VoIP, whereas the data market has remained stable on the whole.

In particular the French connectivity market, which includes traditional fixed-line telephony (worth around 1.5 billion euros) and classic data services including X.25, Frame Relay and ATM (less than 300 million euros), continues to decline. This market, which is highly competitive and regulated, is seeing per-unit prices and volumes continuously fall. Usage substitution and convergence is leading companies to abandon their traditional telephone and data access in favor of IP access.

This switch to IP, or IP transformation, allows them to optimize their networks and increase productivity by adopting new technologies and applications, often at lower rates.

In France, nearly all traditional data services have been replaced by enhanced network services (IP VPN, Ethernet, FTTx). Nonetheless, the demand for bandwidth is increasing, due to the new services or development of existing ones such as cloud computing, or video services. However, this demand for broadband and high capacity broadband is offset by a reduction in prices and network optimization. As a result this market, which is worth nearly 2 billion euros, remains relatively stable. However, the switch from traditional voice services to VoIP is continuing at a high rate, resulting in a strong growth rate for this market which is estimated to be worth between 600 and 700 million euros.

Internationally, multinationals from emerging markets are continuing to develop, while new multinationals from emerging markets, in particular China, are rapidly developing. The needs of these multinationals are significant in terms of both implementing new global networks and the intensification and development of existing ones. At the same time, strong competition is building with new players, in particular from emerging markets, placing downward pressure on prices.

On top of these telecommunications services, ECS offers network services such as business-oriented communication applications and services, integration and outsourcing services, support services and consulting.

6.3.5.2   The Competitive Environment

Fluctuations in the current economic climate and changes in the way companies use ICTs have encouraged those operating on the corporate telecoms market (operators, IT service providers and web-based companies) to adapt their strategy:

•

telecommunications operators are looking for new vectors for growth by developing their services to offset the drop in traditional voice communication revenue. This trend is intensified by the difficult economic situation and increasing customer demand for integrated end-to-end solutions at lower prices. These two elements combine to increase the competitive pressure among operators and impact their results;

•

moreover, the borders that existed between telecommunications operators and IT service companies are disappearing, firstly because of the commoditization of traditional connectivity, which is occurring under strong competitive pressure and secondly because of the convergence towards IP. Telecommunications operators are continuing to switch their business models towards IP services;

•

this means that the operators can offer advanced communication solutions that are increasingly integrated with the Company’s information system. By doing this, they come up against more direct competition from IT services companies, IP integrators and Internet players;

•

by contrast, IT service providers are now entering the telecommunications sector by offering their customers IT solutions that include the telecom component. This is illustrated by the increasing number of cloud computing offers coming from companies like IBM, HP, Microsoft and Cisco.

(1)  The Corporate business market, estimated to be worth between 5 and 6 billion euros, half of which comes from the mobile sector, is not included in the ECS customer target group (it is under the responsability of France - see Section 6.3.1).

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France Telecom-Orange’s main competitors on the market are:

•

telecommunications operators:

•

SFR Business Team, which offers companies a range of fixed, mobile and Internet solutions,

•

alternative local loop operators, such as COLT and the Numericable-Completel group. These network operators work in the voice services and data transmission market in France, serving multinational corporations and SMEs. They can provide their customers with network access, either through local loop unbundling or through alternative local loops,

•

global telecommunications service operators, such as BT Global Services, AT&T Business Services, Verizon Business, and T-Systems offer multinational customers services with a strong network and data component. These operators offer a comprehensive range of data transmission services to supplement their more traditional voice services. In France, where their subscriber base is highly targeted, they are able to carry local, national and international long-distance calls by using the France Telecom-Orange network interconnection services,

•

operators from emerging countries, such as Reliance Globalcom and Tata Communications, which mainly target MNCs in Asia but also more widely located MNCs with large IP network needs. For these companies, they set up hybrid solutions based on their own networks and combined with third-party operators’ solutions that they manage themselves,

•

national voice and data transmission operators: in certain countries, France Telecom-Orange also competes with incumbents. Some of these operators still have a special regulatory status and enjoy exclusive rights to supply specific services. Most of them have historically dominated their local telecommunications market;

•

network integrators and managed service providers which are present in the network-related services market, which is close to that of telecommunications and IT. In this area, France Telecom-Orange faces “co-opetition” (a combination of cooperation and competition) from companies developing a multi-provider approach such as Telindus (Belgacom group), NextiraOne, Spie Communication and Dimension Data (NTT group);

•

companies specializing in the rollout and supply of managed services and systems integrators, which meet businesses’ needs for simplicity in the face of increasingly complex technologies. France Telecom-Orange, which is focusing on assisting its customers in moving their communications systems toward IP, competes with companies such as IBM Global Services, HP Enterprise Services and Atos Origin. The main service categories in which these companies are positioned include network integration, outsourcing, third-party application maintenance (TPAM), consulting and engineering, and infrastructure management;

•

finally, players from the Internet world are working with business customers to offer VoIP services or cloud computing solutions, as in the case of Salesforce and Amazon. Cloud computing, which stores data applications in remote data centers, is having a significant impact on the way different players are presenting their knowledge. Top Internet players such as Google, Amazon and Salesforce are developing online services available at low cost on the Internet. In the same way, major software suppliers are offering their applications online as services. Finally, top IT integrators are also offering their infrastructure services as services through virtual servers and storage. Faced with these changes, Orange Business Services is continuing to invest in its own network to support all these applications, and it is also providing infrastructure services, virtualization services and “real-time” applications as services.

In this highly competitive context, Orange Business Services is setting itself apart by its international presence and the development of its IP services network. Furthermore, Orange Business Services continues to expand its capacity to offer innovative services in emerging markets and also sets itself apart through its willingness to offer the best quality of service and customer experience.

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6.3.5.3   The Regulatory Environment

France is the country in which regulations have the most impact on Orange Business Services’ business. The French regulator (Arcep), which places special emphasis on the reproducibility of retail offers to businesses, checks that wholesale offers proposed by France Telecom-Orange are appropriate to ensure effective competition in the French retail markets. Therefore, regulated access prices are on average among the lowest in Europe, which is also due to France’s lead in terms of technological migration.

KEY REGULATION EVENTS IN FRANCE IN 2011

June 2011

Publication of Arcep Decision n° 2011-0668 concerning the analysis of the access to the infrastructure of the copper wire local loop wholesale market and of Decision n° 2011-0669 regarding the wholesale market for broadband and high capacity broadband access.

July 2011	Publication of Arcep Decision n° 2011-0926 concerning the fixed-line market.
July 2011	Publication of the reference offer of access to France Telecom-Orange’s civil works facilities in order to offer business customers point-to-point dedicated fiber optic lines.
July 2011	Publication of new rates applicable as of September 1, 2011 to wholesale Business bitstream offers (local copper wire loop).

•

Decision n° 2011-0668 concerning the analysis of the access to the infrastructure of the copper wire local loop wholesale market deemed France Telecom additional wholesale offers reasonable. This decision is aimed at allowing the connection of sites with no standard postal address and of those not already connected or requiring joint intervention by France Telecom and the third party operator to connect them, and by using France Telecom’s existing local copper wire loop. These sites can be customer sites or “part of a network” (for example, mobile base stations). This decision also deemed reasonable the existence of wholesale offers that allowed for the creation and extension of the network’’s copper cable terminations on customers’ sites, commonly referred to as “cable heads”, as well as their relocation. The decision also recommended convergence towards a unique wholesale offer including access to the civil works infrastructure of the local loop for the connection of homes and businesses, as well as the connection of network elements. This decision led to the publication of draft reference offers (“offer of access to France Telecom’s civil works facilities for FTTx networks” and “offer of access to France Telecom’s civil works facilities in order to provide business customers with fiber optic lines”) in July 2011. The common core of these offers (“offer of access to France Telecom’s local loop civil works facilities”) should be consolidated by 2012.

•

Decision n° 2011-0669 regarding the analysis of the wholesale market for broadband and high capacity broadband access modifies tariff obligations applicable to Business bitstream wholesale offers. Until now, these obligations were twofold: France Telecom was banned from applying eviction charges on one hand, and should charge cost-orientated rates, subject to protection from eviction, on the other. This was to maintain a sufficient difference in price between unbundled wholesale offers and enabled wholesale offers, in order to incite alternative operators to invest in unbundling and to prevent a possible price squeeze on these two wholesale offers. However, it appears that the unbundling trend is slowing among operators present only in the business segment, which makes maintaining this incitement unnecessary. The tariff regulation now includes a non-eviction tariff for the 2,300 largest unbundled distribution frames and cost-orientated rates for the rest of the country. The new tariffs for the Business ATM and Ethernet bitstream wholesale offers were published at the end of July 2011.

This decision also provides for extending the accounting separation obligation on the wholesale market, which has already been imposed since April 2010 for the analysis of the capacity services market, to broadband and high capacity broadband retail offers. As part of this obligation and during the three years that this market analysis is valid, France Telecom-Orange must provide the Arcep each quarter with:

•

a catalog of its generic offers;

•

the internal disposal protocol describing the breakdown of the customized offer from the technical and pricing fundamentals on the wholesale market, for each customized offer worth more than 100,000 euros concluded during the quarter.

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All of the protocols relative to France Telecom-Orange’s retail customized offers, regardless of their amount, are consolidated at year end and are subject to an accounting separation.

•

Decision n° 2011-0926 concerning the fixed-line market extends, until July 2014, the obligation to provide the Arcep with information regarding France Telecom’s retail and access offerings on the retail markets downstream of the call termination, call origination and carrier selection services markets, and access to the telephone services’ wholesale market. This decision should allow the Arcep to judge whether the regulations governing the access and interconnection markets are compatible with changes in the downstream retail markets, and ensure that France Telecom respects its obligations in terms of non-discrimination on the wholesale market.

6.3.5.4   Orange Business Services activities

FINANCIAL INDICATORS

(in millions of euros)	2011	2010	2009
Reported revenues	7,101	7,216	7,532
historical business networks	2,182	2,437	2,869
traditional business networks	2,782	2793	2,812
growth business networks	366	321	243
services	1,771	1,665	1,608
Ebitda	1,275	1,299	1,499
as a % of revenues	18.0%	18.0%	19.9%
Capex	343	318	298
as a % of revenues	4.8%	4.4%	4.0%
Source: Orange

OPERATIONAL INDICATORS

	2011	2010	2009
France + International (number of accesses in thousands)
Number of IP-VPN accesses	317	319	323
France (number of accesses in thousands)
business telephone lines (PSTN)	4,032	4,424	5,145
permanent accesses to data networks	344	336	335
o/w IP-VPN accesses	277	271	273
XoIP	59	49	32
Business Everywhere	810	808	750
Source: Orange

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KEY OPERATING INDICATORS RELATED TO ENTERPRISE COMMUNICATION SERVICES

Name	Definitions	Product lines
IPVPN access (France + International)

Number of IPVPN (IP virtual private network) accesses marketed by Orange Business Services in France and Internationally. These accesses allow companies to pool their applications and introduce new ways of using them (VoIP/IP Telephony).

IPVPN France, IPVPN International
Business telephone lines (PSTN)	Access to the Switched Telephone Network (STN), from analog lines or digital lines.	Analog lines, basic access, primary accesses
Permanent access to data networks

This indicator essentially covers IPVPN and some of the XoIP offer in France:

•   broadband Internet accesses combined with a set of ready-to-use services (Business Internet Office and Business Internet), mainly for SMEs;

•   broadband Internet and VoIP accesses (with or without Centrex, which exempts customers of telephone switchboard maintenance and management constraints) for businesses with independent sites;

•   accesses to businesses’ virtual private IP network in France.

Business Internet, Business Internet Office, Business Internet Voice, Business Internet Centrex, IPVPN France, Ethernet
XoIP Offers

This indicator covers:

•   broadband accesses offering an IP service, with or without Centrex, for companies developing on independent sites;

•   managed telephony over IP solutions that use existing IPVPN access. These solutions are used for work station networking, voice transfer and IP-VPN connectivity.

Business Internet Voice, Business Internet Centrex, Business Talk IP, Business Talk IP Centrex

Offers

Orange Business Services offers a wide range of products and services on the French market, from the market for professionals to business accounts, as well as for multinationals.

Orange Business Services’ solutions, including packaged or tailor made and using different methods such as integrated, managed or cloud, are aimed at accompanying companies in their digital transformation. These solutions are based around five key challenges for businesses:

•

connecting people, sites and machines using a robust and secure network;

•

encouraging collaboration between Company employees through advanced communications services;

•

contributing to more dynamic Company operations and processes via innovative solutions;

•

offering free-flowing exchanges with business customers to ensure an exemplary customer experience;

•

working with an operator that is able to accompany the business in its development plans and objectives.

To meet these needs, Orange Business Services has structured its portfolio of offers around seven main types of products and services:

•

network offers, including certain levels of service guarantees (mobile and fixed-line connectivity, and voice and data transfers) and customer relations solutions (multimedia contact centers, voice or mobile portals, payment services);

•

mobility offers (telephony, mobile messaging, and wireless data access);

•

advanced communications services and collaboration (interoperability between telephony, messaging and video conference solutions, and joint fixed-line and mobile offers, in triple- or quadruple play);

•

IT solutions (virtualization, systems integration, APIs, and M2M building blocks);

•

Business Line solutions (healthcare, finance, transport, cross-cutting fleet management offers, and electronic exchange applications);

•

security solutions (safe work environments and infrastructure, management and governance);

•

consulting and customer services (needs analysis, installation, and user training) in various areas: switching to “all IP”, virtualization, adopting Machine to Machine, supervising and managing service quality.

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HISTORICAL BUSINESS NETWORKS

Branch	Type	Name	Main Features
Network offers	PSTN access	Analog	Fixed switched telephone network access offers, with preferential rates and a certain number of à la carte services for optimized business telephony.
	Outgoing PSTN traffic	ISDN

Telephone connection services with end-to-end digital quality, also for operating electronic payment applications, remote monitoring, Machine to Machine, continuous back-up link and video conferencing applications.

PSTN voice traffic

Offers that give businesses special rates for communication from fixed lines in mainland France or in French overseas departments, whether the call is local, nearby, national or international and to fixed lines as well as mobiles; a certain number of à la carte telephony and management services are also available.

	Incoming traffic	Virtual private network (VPN) traffic and fixed/mobile convergence

Offers that simplify businesses’ management of fixed and mobile communications, by grouping fixed and mobile communications under a single package or by giving users the option of being reached at any time on their fixed or mobile line with a single number and voicemail.

		Reception numbers	A range of services for professional telephone reception, using single numbers with different rates, and incoming traffic management services.
	Infrastructure data services	Audiotel number

Kiosk service that gives the Company’s customers quick, simple and targeted access to its telephone services, à la carte rates, with an income for the Company from its customers’ paid use of its content.

Leased lines

Permanent dedicated connection services used to manage all information flows; these services are accessible in France on a turnkey basis and offer a wide range of guaranteed bandwidth; these connections are gradually being replaced by DSL and Ethernet technologies or other fiber optic technologies.

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TRADITIONAL BUSINESS NETWORKS

Branch	Type	Name	Main Features
Network offers Mobility offers	Infrastructure data services	Ethernet and other types of broadband access

High capacity broadband connection services that allow companies to manage a set of communication flows safely and with improved performance; these services are primarily used for local networks on the Company’s sites and to connect its main sites to one another.

		DSL services, including IPVPN	Business service offers on DSL, for fast and simple communication between the business’ sites or outside lines, with high performance and bandwidth.
Fiber optic services

Fiber optic service offers that let the business interconnect local networks on its sites at the required speed, up to high capacity broadband; these services foster the development of new communication and cooperation habits within the Company or with partners.

	Managed data over IP	Services for networks managed over IP

A set of services available for all companies with managed Intranet services, to optimize the business’ network performance, secure data, ensure service continuity and support customers with network management.

	Acceleration Roaming	Managed Internet services	Powerful, secure Internet access solutions for businesses, which optimize online actions (instant browsing, protected data exchange, collaborative work, etc.).
Managed Intranet services

Multi-site business Intranet network solutions managed by Orange Business Services for the business, giving access to a broad range of communication and collaborative user services; these solutions are modular and adaptable, and come with custom support services for each business.

		Service continuity and network performance	control, accelerate and guarantee the performance of the networks and ensure network availability and the correct running of applications.
		Roaming solutions	Solutions that give companies’ roaming employees secure remote access to their Company’s applications and messaging services from a PC or PDA.
Television transmission offers	Broadcasting	Television content management and broadcasting solutions	Content digitalization, aggregation, transmission and reformatting services aimed at supplying satellite television platforms, digital terrestrial TV and cable networks.

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GROWTH BUSINESS NETWORKS

Branch	Type	Name	Main Features
Network offers	VoIP Managed data over IP Infrastructure data VoIP	Telephony services over IP

Unlimited telephony services over Internet, to and from fixed lines and mobiles, via the Internet router and the telephone switchboard (PABX) connected to a multiservice modem that centralizes Internet and telephony.

Managed video services

Video conference management services compatible with all types of equipment and networks; simple, fast and powerful; managed by Orange Business Services and enabling companies to overcome all types of technical and logistic constraints.

Wifi and Satellite-based services

Offers to business services of satellite services that allow for quick and easy implementation of both satellite-based and terrestrial communications solutions for primary or secondary connectivity needs on terrestrial Company sites, oil platforms and vessel fleets.

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SERVICES

Branch	Type	Name	Main Features
Advanced communications and collaboration services	Unified communications and collaboration services	VoIP and IP telephony services

IP telephony solutions based on DSL or fiber optic infrastructure services to help the Company control its telephony costs and providing it with new telephony and collaborative services; management of the solution may be handed over to Orange Business Services in full.

		Joint fixed-line and mobile services	Joint fixed-line and mobile solutions that allow users to remain contactable at all times at a single number and benefit from all fixed-line services while mobile.
LAN and telephony business solutions

Design, supply or rental, installation and management of PABX, IPBX and LAN equipment. Various levels of service: on-site or remote work, contractual commitment levels with or without material investments.

Collaborative Work Solutions

Availability of collaborative spaces, online document sharing, telephone or web-based meetings, audio or video conference services such as telepresence that can bring teams together remotely from anywhere in the world, with high quality sound and images.

Unified messaging and communications solutions

Access to unified professional messaging and communications tools (fixed-line telephones, mobiles, Internet, instant messaging) from different work stations and communication terminals, thereby facilitating communication within the Company.

IT solutions	IT solutions	System integration and API

Design, development and integration of specific applications, mobile and online portals, and dematerialization solutions.
And development of an API range for companies’ business line applications or their web or mobile services.

M2M solutions

Design, development and integration of M2M application platforms (Machine to Machine communication) and M2M connectivity solutions for the exchange and processing of data between communicating objects.

IT infrastructure management and virtualization services

Design and development (on-site or managed) of secure solutions for hosting and virtualizing data centers, work stations and servers using different methods such as cloud computing.

Integration and operation of services platforms, and coordination of large-scale projects.

Business Line Solutions	Business Line Solutions	Application-based solutions specific to vertically integrated or transverse activities

Solutions adapted to our customers’ sector-specific problems, particularly in healthcare (third-party payers, hospitals, etc.), market trading (trading room equipment), and transport (passenger information or the more transverse GPS technology for vehicle fleets).

Security solutions	Security Services	Services for the protection and security of data and Company networks

Services to protect and safeguard supervised and managed data and infrastructures, end-user services including secure mobile connections from all types of handset, and back-up and recovery solutions to secure exchanged data and ensure service continuity.

Consulting and customer services	Consulting and support	Consulting, project and service management, rollout services, operational support, and end-user services

Providing businesses with upstream advice to define, design and implement their telecommunications and IT strategies.

Customer support services for the design phase, rollout installation and infrastructure and project management services.

Tools and services to ensure the smooth running and improved efficiency of ICT services for both administrators and end-users.

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Distribution and Partnerships

In France, offers designed for companies (excluding large accounts) are marketed by the Orange France division’s Business Marketing Division. This market includes professionals, small companies, SMEs and companies with more than 50 employees, and is managed by a country-wide commercial agency network which, via sales personnel dedicated to a portfolio of customers and a network of telephone advisors, provide customers with information on offers, order status, service quality and incident resolution.

The Large Accounts France Division, canvasses, advises and accompanies 185 customers from the biggest companies, via five agencies that are organized by business sector. The department provides stringent and dedicated direct sales teams, for pre-sales, sales and services, and promotes partnership-based approaches.

Its aim is to provide a global approach to the solutions its sells and the commercial coverage of customers’ sites, both abroad in association with the other sales departments (global teaming) and with the Business Marketing France teams by delegating responsibility for a close business relationship all over France for remote sites.

The department relies on its customer services teams which guarantee the quality of orders and single entry point invoicing.

It aims to promote and develop the convergence of telecommunication and IT services to answer the future needs of its large account customers, including cloud computing, security, the workstation of the future, customer experience and services, while strengthening its excellent mobility businesses, international data network and telephony services.

Lastly, the France Telecom-Orange website allows companies to manage their contracts and to place orders in real time.

The Group’s commitment to working with businesses also means that it strives to offer its customers high-quality, exemplary service in the comprehensive solutions it provides: managed data, telephony, integration services. Orange Business Services is a privileged contact point for its customers throughout their contracts, and it forms lasting relationships with them based on creating value together and making its industrial solutions faster and more reliable, with better invoicing and customer service.

The Customer Service & Operations (CS&O) Division has around 7,000 employees who work in more than 160 countries, sometimes with the help of local correspondents.

This team focuses on two main issues:

•

the first of its tasks is rollout, during which CS&O advises and supports customers as they roll out and optimize their solutions. In 2011, particular attention was paid to accompanying its French customers while abroad, with the creation of a specialized center;

•

the second of these is the support phase in which CS&O uses its global geographic organization to follow customers wherever they work, guaranteeing user assistance and support anywhere and anytime.

CS&O has three Customer Service Units (CSU) in France, four Major Service Centers (MSC) in India, Egypt, Brazil and Mauritius operating around the clock, and a field presence in all the world’s regions where its customers are located (Europe, Middle East and Africa, Asia-Pacific, North and South America). In 2011, this set-up ensured the continuity of services for its customers during extraordinary events such as the Arab Spring, the tsunami in Japan, the earthquake in New Zealand and flooding in Asia.

In addition to direct sales channels, Orange Business Services uses indirect sales channels run by domestic or regional telecommunications operators that want to meet their domestic customers’ international needs outside of their own region. Orange Business Services provides them with connectivity services through network interconnection or service integration, in the form of unbranded services (services resold by the distributor under its own brand name) or managed services.

Orange Business Services is working to build this type of partnership in the most developed markets, preferably with the leading operator or its direct competitor. This approach enables Orange Business Services to penetrate the small- and medium-sized companies’ market by controlling sales costs (resale to domestic operator) and by building complete offers to cover the domestic and international requirements of certain large accounts (partnership with the domestic operator). Orange Business Services has also developed partnerships with the main systems integrators such as Accenture, Cap Gemini, IBM and HP, in order to detect opportunities for contracts, especially large transformation projects, where the teams’ skills are complimentary.

Finally, Orange Business Services works in close cooperation with dominant technology players, bilaterally as with Cisco, Microsoft, Alcatel-Lucent, Avaya, and Juniper and as part of a consortium like with Flexible4Business (a partnership between SCE, Cisco, EMC and VMware). This cooperation is developed with business customers, to implement the customized solutions that best fit their needs. It is also working on any kind of innovation that could add to the portfolio of offers.

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Key Events

The main events in the Enterprise segment in 2011 were:

January

•

TGV box: Orange Business Services, in partnership with Eutelsat, Alstom and Capgemini, launch an Internet connection for passengers of the TGV-Est (the Eastern line of the French high speed train).

March

•

Orange Business Services signs a partnership agreement with GDF Suez for the outsourcing of its information system.

•

Orange Business Services, in partnership with Veolia Eau, creates m2o city, a remote water meter and environmental data reading service.

April

•

Orange Business Services signs a contract with the New Zealand Ministry of Foreign Affairs and Trade.

June

•

Orange Business Services and SITA signed an agreement to build a global cloud computing infrastructure.

•

Orange Business Services launches the first full suite of online services aimed at helping small French companies develop their business (cloud pro).

July

•

TeliaSonera joins the M2M services cooperation agreement set up by Orange and Deutsche Telekom.

August

•

Orange Business Services multiplies its network capacities in Latin America tenfold.

September

•

Orange Business Services presents its strategy to overhaul the customer experience.

November

•

Orange Business Services creates Ecomobilité Venture, an investment fund dedicated to sustainable mobility with the SNCF, Peugeot Citroën and Total.

•

Orange Business Services unveils advances to its virtual workstation offer for SMEs, Forfait Informatique, and reinforces its partnership with Microsoft.

December

•

Orange Business Services and BT sign an interoperability agreement for their telepresence solutions.

•

Orange launches “Fibre Pro”, a 100% fiber offer with symmetrical 100 Mbits/sec bandwidth for corporate customers.

Outlook

In 2012, Orange Business Services will continue to implements its Conquest 2015 strategic plan, prioritizing:

•

the development of employee skills sets, by better anticipating changes in expertise and improving working tools;

•

an exemplary customer experience, in particular through a continuous improvement approach focused on the customer experience;

•

the development of growth vectors, in particular cloud computing (consolidation of its position in France and International development) and improving how innovative offers are marketed;

•

the development of emerging markets;

•

performance optimization.

6.3.6  International Carriers and Shared Services

The International Carriers and Shared Services segment incorporates:

•

the sales activities and services to international carriers, the rollout, laying and maintenance of the international and long-distance network;

•

the shared services which include the Group’s support and cross-divisional services and the new growth vectors (content, health, online advertising). The majority of the shared services are re-invoiced to the other operating segments (brand license fees, Group services, specific items re-invoiced on a case-by-case basis).

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FINANCIAL INDICATORS

(in millions of euros)	2011	2010	2009
Revenues	1,610	1,600	1,387
International carriers’ activity	1,361	1,369	1207
Shared Services	249	231	180
Ebitda	104	(661)	(1,427)
as a % of revenues	64.5%	(41.3)%	(102.8)%
Capex	367	312	500
as a % of revenues	22.8%	19.5%	36.0%
Source: Orange

6.3.6.1   International Carriers

The Market

The global international voice market was estimated to be more than 430 billion minutes in 2011. Its growth is being driven by the economic development of areas with high geographical density (principally South-East Asia, China and India), developments in mobile telephony (in particular in Africa), and the development of VoIP.

On this market, the share of international traffic that is channeled via a third-party operator, or wholesale traffic, includes the wholesale of voice and data traffic as well as the provision of transmission means. Wholesale traffic accounted for around 59% of the total international voice market in 2011 and was estimated at 255 billion minutes (source: Ovum, 2010; Telegeography, 2010).

The Competitive Environment

Wholesale operators can be divided into three types – wholesalers, multinational retail operators and specialist players:

•

the large wholesalers search for large quantities to obtain the most competitive costs. TATA, BICS, KPN/iBasis are the main large wholesalers;

•

multinational retail operators aim primarily, through their wholesale activities, to optimize their traffic and generate revenues that complement their retail traffic revenues. France Telecom-Orange, Telefonica, Deutsche Telekom, Telia Sonera, and AT&T figure among the main players;

•

lastly, specialized players intervene on a regional perimeter or on specialized voice and data products by generally proposing a single offer at very competitive prices. The main players include Primus, Global Crossing, Interoute, Level 3 and Calltrade.

Aside from international carriers, the wholesale market’s subscriber base comprises voice market specialists (call-shop, prepaid cards), domestic retail carriers (including MVNOs) with or without a wholesale activity, wholesalers and Internet Service Providers.

Three main factors influence the market:

•

access, capacity, outsourcing: simplifying or even outsourcing the traffic handling allows for fewer routing changes, limiting the number of suppliers and stabilizing rates and service quality;

•

price: the carriers seek to optimize the traffic routing cost for a standard quality service, with frequent price fluctuations;

•

quality: superior quality leads to greater call frequency and duration and customer loyalty and satisfaction.

The activity of Orange’s International Carriers entity

Orange’s International Carriers activity is based on a major long-distance network infrastructure and offers a broad range of solutions on the international market.

Orange’s presence in both the retail and wholesale markets means it can develop wholesale solutions that are particularly well adapted to the needs of the retail operators. Orange has more than 1,000 customers, which include fixed-line and mobile operators and Internet access and content providers.

The Group is unique in that it is very involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several submarine cable systems, the Group ranks among the world’s largest owners of submarine lines. The Group uses over half the worldwide capacity for fiber optic submarine cables today. This has enabled it to satisfy the increase in transatlantic traffic.

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The Group’s wholesale activity counts:

•

a seamless global network;

•

a global network of dedicated IP routes with end users in more than 220 countries, connections to more than 200 Internet service providers worldwide, and connectivity in over 100 countries in a single IP network hop (Autonomous System);

•

99.99% network availability, 24/7 centralized network supervision.

The volume of voice traffic in the International Carriers business grew 8.2% in 2011, and there was also a sustained increase in data traffic.

Offers

Voice Services

France Telecom-Orange’s voice network has routes to 150 countries, interconnections with over 370 operators, and coverage in more than 950 destinations with 24/7 technical support.

Services to Mobile Operators

France Telecom-Orange helps over 160 mobile operators worldwide meet the needs of their own customers.

Internet and Transmission Services

France Telecom-Orange’s adjustable solutions meet the specific needs of Internet service providers and content providers. The offer includes a wide range of connection options in Europe, the Americas and Asia based on a global network infrastructure. The commissioning of new submarine cables such as LION 2 and ACE will expand its offering.

France Telecom Marine

France Telecom Marine is a major player for laying and maintaining fiber optic submarine cables, using its six cable-laying vessels. France Telecom Marine is thus able to supply all laying, landing end, and maintenance services for cables. The France Telecom-Orange Group has strengthened its position as one of the leading cable laying operators with its 100% acquisition of Ellettra in 2010.

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OFFERS

Type	Name	Description
Voice	IDD (International Direct Dial)

A call termination service in France for international fixed-line and mobile voice operators. This involves a bilateral agreement between Orange and its international partners concerning:

several interconnection supports: land, submarine, satellite, or IP;

a seamless network based on approved TDM and VoIP technologies;

an expertise derived from the management of direct interconnections;

a 24/7 customer support center, backed by centralized network monitoring;

this solution offers high capacity on the main routes with good efficiency ratios: ASR (Answer Seizure Ratio) and NER (Network Efficiency Ratio).

Hubbing

A termination service for international voice traffic offering different service levels: Hubbing Optimum, Hubbing Premium, etc.

Orange also offers value added solutions through the Hubbing solution (Video-telephony, etc.).

Transmission	City to City	A permanent bandwidth linking two sites (PoP and/or customer site) which operate different technologies (SDH, SONET, wavelength) with capacities ranging from 2.5 to 10 Gbits.
	LDE (Long Distance Giga-Ethernet)	A City to City option which provides a point-to-point link between two eligible European cities. Ethernet interfaces are used to limit costs and offer better bandwidth granularity and flexibility.
OSS (One-Stop Shopping)

A simplified procedure which extends coverage beyond the Intra-net network to provide end-to-end services in any country. This package offers a single point of contact for invoicing, order-taking, delivery and maintenance.

IPL+

Dedicated, permanent capacity between two international cities, either from a Group PoP to the head of a submarine cable (full circuit) or from the PoP to the international half-circuit (half-circuit).

	Backhaul	The landline termination of the submarine cable which links the cable head to one of the Group’s PoPs or to the cable head at the customer’s site.
Dedicated transit

Enables a dedicated transmission between two international access points. The circuit transits across a country but does not end there, like the other transmission offers. This service is available and billable as a half or a full circuit.

	Housing	The housing of IP and transmission equipment in premises of the Group or of a partner.
Value-added transmission services

MSP 1+1:

•   A card redundancy service in access equipment and House cabling which reduces the risk of power cuts and offers enhanced security and quality.

Restoration:

•   A back-up for the submerged section of the City-to-City package or OTI which secures customer traffic, avoids the need for an emergency rescue plan and allows the Company to budget for reasonable insurance costs.

Internet	OTI

An Internet connectivity package with the option of an access link for transmission between the customer’s equipment and the point of presence of Orange’s OTI service.

The package comprises two services:

•   OTI Pure Speed provides carriers, Internet service providers and content providers with access to the Group’s IP backbone. This gives them global coverage, local services and a quality guarantee;

•   OTI Content, an offer dedicated to content suppliers.

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Mobile	SS7

•   This solution is the most comprehensive signaling package combining the SS7 standard offering, the SIGTRAN offering (SS7 over IP) with the ITU/ANSI conversion services and value-added service options (Alliage-Short Code, SMS Control, Optimum Roaming, Anti-spoofing, SS7 MoRe, etc.).

•   The SS7 offering is the signaling exchange on the SS7 network that allows mobile operators to offer roaming services to their customers and generate additional revenues from Roaming-in.

3GRX

GRX is a service that allows for the exchange of roaming traffic data between mobile operators directly connected to the Group’s IMN network or other GRX networks. This package offers UMTS, HSPDA and GPRS roaming worldwide by providing IP connectivity between mobile operators.

A dedicated 3GRX service for access to 605 mobile operators in over 201 countries.

	SMS Global Exchange	An SMS Hub service which allows mobile operators connected to the Hub or other Hubs (via peering agreements) to exchange SMS messages.
	MMS Global Exchange	This package permits the simple, flexible exchange of MMS between mobile operators in more than 280 destinations without the operators having to enter into lengthy bilateral MMS exchange negotiations.
Roaming Global Exchange

This solution is a One Stop Shop comprehensive offer (one contract, one invoice and a single point of contact) providing:

•   the full set of capabilities required to manage roaming relationships (signaling connectivity, clearing, financial settlement, fraud protection, technical testing, roaming agreement management, operation and maintenance);

•   access to all technologies (2G, 3G, Camel, Data).

The Interworking SMS option allows operators connected to the hub to exchange Interworking SMS.

VPN Blackberry

The VPN Blackberry solution is an IP connectivity service on the IMN network, allowing the transport of Blackberry domestic traffic from mobile operators’ networks to RIM platforms. This offer has allowed for the rollout of the Blackberry Entreprise and Blackberry Internet services in line with RIM recommendations.

	International Airtime Hub	Two solutions: • Airtime Transfer which allows you to recharge the mobile phone of a relative abroad; • Roaming Recharge which allows you to recharge your own mobile while abroad.

The Group’s wholesale offering can be found at www.orange.com/wholesalesolutions

Worldwide Coverage – Mobile

THE FRANCE TELECOM-ORANGE GROUP’S MAIN SUBMARINE CABLES

Seamless network		Submarine cables
Cable name	Start-end	Number of landing stations	Number of countries	Kms	Commissioned	Last upgrade
TAT-14	United States - Denmark	7	6	15,464	July 2001	2010
SAT 3-WASC-SAFE	Portugal - Malaysia	17	15	27,850	April 2002
SEA-ME-WE 3	Germany - Japan	39	33	39,000	2000	2009
SEA-ME-WE 4	France – Singapore	17	14	19,000	December 2005	2009
Americas 2	Brazil - Porto Rico	9	9	8,330	July 2001	2010
ECFS	Tortola - Trinidad & Tobago	13	13	1,625	July 1995	2009
LION	Mauritius - Madagascar	3	3	1,060	November 2009
CBUS	United States - United Kingdom	3	2	3,200	September 2009
IMEWE	India - France	10	8	12,018	December 2010
ACE	France - South Africa	24	24	17,000	September 2012
UAE KENYA (TEAMS)	United Arab Emirates - Kenya	2	2	5,053	October 2009
Atlantis 2	Portugal - Argentina	9	6	12,981	June 1999
EASSy	South Africa - Sudan	8	8	10,600	July 2010
LION 2	Reunion - Kenya	3	2	3,000	First half 2012

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6.3.6.2   Shared Services

The New Growth Activities

France Telecom-Orange has developed new growth activities related to its core business line, such as content broadcasting, audience and advertising, and also healthcare activities.

Content rights

Orange offers free and paying content services, such as paid program packages, Video On Demand, music and game offers. These offers aim to make the services more attractive by providing customers with an interactive and delinearized content.

Orange also distributes content provided by third parties (television, games, music) on fixed-line and mobile networks both in France and abroad. Orange also produces its own exclusive channels: Orange Sport and Orange Cinéma’s five different channels.

Orange is mainly focused on its role of aggregating content, in line with its new strategy based on developing partnerships.

Orange is developing new services for its customers with a focus on multi-screen, interactivity and on-demand programs.

This strategy is also deployed in other countries where the Orange brand is present, such as Poland, Spain, the UK, Romania, Belgium, Slovakia, Egypt and Senegal.

In gaming, Orange’s strategy is based on multi-platform distribution in partnership with the leading video game publishers (EA, Ubisoft, Activision) and relies on its network capacities to offer innovative and attractive content services to its customers. In 2011, Orange sold 457,000 PC games that were downloaded via its orange.fr portal. In the mobile market, 2011 saw the expansion of preload games on handsets, telephones and tablets.

Viaccess

The Viaccess group, a France Telecom-Orange subsidiary, is a market leader in terms of secure access solutions to TV and video on all types of network (broadcast, IPTV, OTT) and to all types of handsets. These solutions are aimed at pay TV operators and more generally to content providers, and offer conditional access and digital rights management (CAS & DRM), service platforms, recommendation engines and secure access applications for smartphone and tablet content.

Audience and Advertising

The Internet has now become a mass media, with time spent online gradually catching up with that spent listening to the radio or watching television, in particularly thanks to the development of mobile Internet (smartphones and tablets). As a result, the share of web and mobile advertising will follow suit, to the detriment of traditional media and Internet is set to become the second most sought after media in terms of advertising expenditure by 2013 according to ZénithOptimédia. This change should be boosted by:

•

non-media advertisers and advertisers on traditional media transferring their budgets to the web;

•

re-balancing between consumption and Internet communication expenses;

•

mobile, which is becoming a strong contender with the explosion of Internet mobile consumption and applications.

As a result of these changes, the market will have a tendency to polarize, creating two types of major players:

•

highly branded media which will capitalize on their large audience and content quality to offer advertisers top quality, high revenue solutions (traditional offers, branded content and traditional mobile Internet media synergies) with high levels of compensation; and

•

global players (Google, Facebook, Microsoft) with their multi-country presence, wide reach and comprehensive catalogs of advertising solutions, which will inevitably be used by agencies and advertisers alike.

Orange, backed by high audience figures in the web (79 million unique visitors per month worldwide) mobile and tablet markets, its telecommunications operator position, its customer knowledge, network management and its ability to forge alliances with major web players (Dailymotion, Skyrock), has become a European player to be reckoned with on the media value chain.

Orange has adopted a twofold approach:

•

direct monetization of the agencies and advertisers – essentially within the web and mobile audiences (either via its own audience or by monetizing the audience of the Orange Advertising Network publishers);

•

indirect monetization by marketing technology services and solutions to players in the media where digitalization is underway (e.g. television, outdoor, cinema).

To pursue its growth strategy in this market, and following the acquisition of Unanimis in 2009 (the UK’s largest exclusive independent digital advertising network), Orange is currently developing Orange Ad market (a new product from the Orange Advertising Network), a market place where available advertising space is auctioned.

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Health

An aging population, an increase in the number of people losing their independence and the number of patients suffering from chronic illnesses, coupled with a decrease in the number of doctors and medical desertification in rural areas make it all the more necessary for health professionals to turn to information and communication technologies. They help increase the efficiency of health professionals and thus reduce costs, improve illness management and strengthen the relationship between doctor and patient. The products and services also provide secure data access and transmission. France Telecom-Orange is the only telecommunications operator in France to be approved as a personal health data host.

Orange Healthcare, the Group’s Healthcare Division, draws on its know-how to develop service packages:

•

for professionals and traditional players in the health sector: hospitals, clinics, doctors’ practices and health professionals. These services offer the possibility of connecting the communication infrastructures of the various parties, to provide improved coordination, cooperation and fluidity of data exchange;

•

for remote health management. These services improve health conditions beyond the traditional care circuit, for example at home, and also allow patients to stay in contact with health professionals, and make better quality health care available to a wider population;

•

for prevention and daily well being, via permanently accessible IT tools.

These offers are the result of the integration of services developed in partnership with GE Healthcare and Philipps, among others, and rely on the expertise of the Orange Labs. Orange Healthcare develops these services in the main European countries as well as Africa and the United States.

6.4   EXCEPTIONAL EVENTS

None.

6.5   DEPENDENCY ON PATENTS

None.

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6.6   EUROPEAN REGULATIONS

The regulatory environment for the European countries in which the France Telecom-Orange Group operates is variable, but fulfills a harmonization requirement based on the obligation to apply nationally the regulatory framework defined at European level. This common regulatory framework is presented below. The regulatory aspects for each country in which France Telecom-Orange operates are presented in Section 6.3. For information concerning risks linked to regulation, see Section 4.2 Legal Risks.

The European regulatory framework

The current European regulatory framework on electronic communications is divided in two main parts: firstly, the economic regulation of the market, and secondly consumer protection and universal service. It consists of one “Framework” directive (2002/21/EC) and four specific directives:

•

authorizations (2002/20/EC);

•

access (2002/19/EC);

•

Universal Service (2002/22/EC);

•

privacy and electronic communications (2002/58/EC).

The scope of the economic regulation relates to relevant markets defined in a European recommendation that is revised periodically. The latest (recommendation 2007/879/EC of December 19, 2007) comprises seven relevant markets (1) . In 2012 the European Commission is expected to start work on revising this recommendation.

These markets, identified by the Commission, must be the subject of a market analysis undertaken by the National Regulatory Authorities (NRAs). Under the regulatory framework, the National Regulatory Authorities may also regulate markets which are not on the list of relevant markets provided by the Commission, if and only if, specific national factors so justify and provided the Commission does not object.

Key European regulation events in 2011

Key Events

March 2011	European Commissioner N. Kroes asks the industry for proposals to accelerate capital spending on fiber, and as a result 11 proposals from the CEO Roundtable will be made public in July
April 2011	Communication from the Net Neutrality Commission: the framework as revised in 2009 seems sufficient, provided that market practices are observed to be satisfactory
July 2011	Publication of the Roaming Regulation, introducing a structural solution meant to heighten competition in the roaming market
September 2011	Consultation by the Commission concerning the regulated price of copper wiring and its effect on the transition to fiber

(1)  M1: access to the public telephone network at a fixed location for residential and non-residential customers.

      M2: call origination on the public telephone network provided at fixed location.

      M3: call termination on individual public telephone networks provided at fixed location.

      M4: wholesale (physical) network access (including shared or unbundled) provided at fixed location.

      M5: wholesale broadband access.

      M6: wholesale terminating segments of leased lines, irrespective of the technology used to supply leased or reserved capacity.

      M7: voice call termination on individual mobile networks.

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Recommendation of the European Commission concerning fixed-line and mobile call termination rates (TRs) adopted on May 7, 2009: The Recommendation proposes a significant drop in the price of mobile TRs to reach a price level as of 2013 of around 1 euro cent/minute and the elimination of asymmetries between operators. This Recommendation also stipulates significant reductions for FTRs.

More precisely, the Commission recommends that national regulators apply the following principles:

•

symmetry in each country between the various operators’ fixed call termination rates on the one hand and mobile call termination rates on the other, with a four-year limit set on the duration of a transitional asymmetry on call termination rates from which a new entrant may benefit;

•

call termination rates geared towards the avoidable cost of this service for an efficient operator (i.e. about 1 euro cent per minute for MTRs and a lower rate for FTRs);

•

a period of transition until December 31, 2012, with this regulation scheduled to come into force in early 2013.

The impact of this Recommendation for the France Telecom-Orange Group will depend on the decisions taken by the National Regulatory Authorities in each country.

Generally, the reduction in call termination rates has a negative impact on wholesale revenues. However, a uniform reduction in MTRs has a mainly neutral effect on wholesale profitability for fixed and mobile operators such as Orange in France. The impact on wholesale profitability may even be favorable in countries where the France Teleom-Orange Group has a negative interconnection balance, such as Spain.

On the retail market, the Commission’s approach may lead fixed and mobile operators to modify their retail offers, for example by developing unlimited offers.

CHANGE IN MOBILE CALL TERMINATIONS

(in euro cents/minute)	2008	2009				2010				2011				2012
	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Orange France	6.50			4.50				3.00				2.00		1.50		1.0
Orange UK	6.62		5.56				5.09				3.43				1.95
Orange Spain	8.03		7.00		6.13		5.51		4.95		4.45		4.00
Orange Poland	7.44	5.29		4.10								3.72				2.99
Orange Austria	6.42	4.50		4.00		3.50		3.01		2.51		2.01
Orange Suisse	14.58					13.77			8.10	7.09				6.68		4.05
Mobistar	9.02					9.02		4.94		4.17				2.62
Orange Luxemb.	10.50
Orange Romania	6.40	5.03												4.05
Orange Slovakia	11.28	9.87			9.87	7.15	6.35				5.51			4.50	4.00
Orange Moldova		5.24						4.49		4.15		3.52		3.07		2.67
Source: Cullen International, December 2011
The exchange rates used from 2009 are the average exchange rates of the last closing month for the whole period. Prior to 2009, the Cullen International exchange rates were used (source: bce).

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CHANGE IN FIXED CALL TERMINATION RATES SINCE 2004 (IN EURO CENTS PER MINUTE)

0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.5600
0.4500
0.3065
0.3020
0.1500
Jan-04
Apr-04
July-04
Oct-04
Jan-05
Apr-05
July-05
Oct-05
Jan-06
Apr-06
July-06
Oct-06
Jan-07
Apr-07
July-07
Oct-07
Jan-08
Apr-08
July-08
Oct-08
Jan-09
Apr-09
July-09
Oct-09
Jan-10
Apr-10
July-10
Oct-10
Jan-11
Apr-11
July-11
Oct-11
Jan-12
Apr-12
July-12
Oct-12
Dec-12
France (FT)
Germany (DT)
Italy (TI)
ES (Telefonica)
UK (BT)

Source: Cullen International, December 2011
Change in BT’s (UK) fixed call termination rates is linked in part to the fluctuation of the pound sterling against the euro. Since 2009, the average of the last month has been taken as the conversion rate for the entire period.

Methodology:

Average rate per minute (in euro cents):

•

at local level, i.e. at the lowest interconnection point (the equivalent of ICAA in France);

•

during “peak” minutes only (as off-peak periods are not homogeneous from one operator to another).

European Regulation concerning roaming: a regulation known as Roaming II, published in the Official Journal on June 18, 2009, and in force until June 30, 2012, prolonged the reduction in international voice roaming rates (retail and wholesale market rates), created price caps for the SMS market (on the retail and wholesale markets) and data transmission market (wholesale market only). It also introduced measures to prevent exorbitant billing (“bill shock”) for data transmission.

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At the very beginning of 2011 the European Commission published a consultation concerning evolutions to the present regulation. It concluded that there is a need to write a new regulation, to be known as Roaming III, whose objectives would be to continue and bolster the tariff regulations and increase the mild competition observed in these markets with a structural solution allowing customers to choose their roaming operator without changing their traditional mobile operator. On July 6, 2011 the Commission published a proposed regulation in this direction, including the following proposed ceilings:

CURRENT ROAMING REGULATION CEILINGS AND PROPOSALS BY THE EUROPEAN COMMISSION:

Tariff ceilings (euro cents excl. tax)		“Roaming II” Regulation				“Roaming III” proposed by the European Commission
		August 30, 2008	July 1, 2009	July 1, 2010	July 1, 2011	July 1, 2012	July 1, 2013	July 1, 2014	July 1, 2016
Voice	Retail outgoing calls	46	43	39	35	32	28	24	not regulated
	Retail incoming calls	22	19	15	11	11	10	10	not regulated
	Wholesale tariffs	28	26	22	18	14	10	6	6
SMS	Retail outgoing SMS	11	11	11	11	10	10	10	not regulated
	Retail incoming SMS	Free of charge	Free of charge	Free of charge	Free of charge	Free of charge	Free of charge	Free of charge	Free of charge
	Wholesale tariffs	4	4	4	4	3	3	2	2
Data	Retail	not regulated	not regulated	not regulated	not regulated	90	70	50	not regulated
	Wholesale tariffs	not regulated	100	80	50	30	20	10	10

The legislative process began in autumn of 2011 when the proposed regulation was sent to the European Parliament, which tasked two of its committees with proposing amendments. As it involved a regulation adopted by co-decision, the European Council began to study the Commission’s proposal in late 2011 and must come up with language in common with the Parliament’s by June 30, 2012.

Even thought the legislative process is far from complete, the interim versions of the text, as well as the debates, indicate that the regulation will contain a continuation of lower tariff ceilings (at least until June 30, 2016) and the introduction of decreasing tariff ceilings for the retail data transmission market. The tariff ceilings might be lower than those proposed by the European Commission, particularly with regard to retail markets. The regulation is also expected to include a requirement to provide wholesale roaming to MVNOs at prices limited by the regulation, as well as to provide a structural solution, the technical details of which would be worked out by Orece.

The Digital Strategy for Europe (Digital Agenda)

With the publication of the Digital Agenda, the European Commission gave the signal that it was changing policy direction, focused heretofore on developing effective competition, through regulation of the sector, but now focused on promoting industrial ambitions, through the involvement and participation of all parties within the sector. These ambitions aim to establish a digital economy to speed up the economic recovery and to maintain social cohesion.

This Digital Strategy for Europe proposes a broad-scale, five-year action plan covering seven topics:

•

create a single market;

•

improve the general conditions for the interoperability between TIC connected products and services;

•

strengthen Internet security and user confidence;

•

guarantee faster access to the Internet;

•

encourage investment in research and development;

•

encourage digital culture, skills and inclusion;

•

apply the TIC to challenges such as climate change, the increased cost of healthcare and the aging population.

As part of the Digital Strategy for Europe, the Commission conducted several consultations and proposed changes to some existing regulations.

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Orange’s 10 commitments to the Digital Agenda for Europe

On March, 20, 2012, France Telecom-Orange presented its10 commitments in key areas of the digital economy to the European Commission, the European Parliament, the Member States, as well as various industry bodies and think tanks. These commitments formalize the Group’s engagement with the European Commission and its commitment to the “Digital Agenda for Europe”, and underline its desire to promote growth and job creation.

Orange’s 10 commitments cover the following areas:

Fast communications

•

Ultrafast mobile broadband: roll out 4G/LTE networks in all Orange European Union markets by 2015;

•

NGA-Fibre: make fibre-to-the-home (FTTH) available to 15 million households and 80% of businesses by 2020 in France; and participate in the roll-out of very-high speed broadband in our European markets.

Rich services

•

offer companies in the European Union secure access to a high quality cloud computing service guaranteeing full ownership and easy and secure data recovery (reversible) from ecologically-designed data centers in Europe;

•

offer the Group’s European customers 3 million contactless and secure mobile payment (NFC technology) terminals in 2012, and 10 million in 2013;

•

launch Rich Communication Suite (RCS) interpersonal communications services in five European countries in 2013 and make 20 million RCS handsets available by 2015, thereby promoting the development of pan-European seamless services;

•

e-health: provide access to digital health software (medical imaging, monitoring of chronic disease, prevention, secure data management) for a third of hospitals in the European Union and 20% of European citizens.

Responsible behaviour

•

Privacy: offer Orange customers the right to master, monitor and manage the personal information that they provide on Orange platforms for all Orange-managed services and equip them with a personal data dashboard by 2015;

•

roll out 3G mobile telephony in the Group’s Africa and Middle East region countries by 2015 and ensure mobile coverage of 80% of the population;

•

gender equality: reflect the proportion of women employed in the Group (35%) in the number of women on the Company’s management structures;

•

energy efficiency: decrease Orange’s CO2 emissions by 20% by 2020 (compared to 2006 levels).

Commission consultation on wholesale access pricing in electronic communications

From October 1 to November 28, 2011 the European Commission produced Public Consultation of concerning costing approaches to be used in establishing wholesale prices for access networks, in particular the costs applicable to unbundled services for copper wire. This consultation also covered incentives for investment in new generation (NGA) fiber networks, so as to achieve the transition Europe-wide from copper to the high-capacity fiber networks.

In accordance with its Digital Strategy for Europe, the Commission’s objective is to unify and guide the costing methods used by national regulatory authorities in setting the price of network access. The Commission plans to adopt a recommendation to this effect, with twin objectives: to stimulate investment while preserving competition.

Orange shares the objective of installing high capacity broadband as set forth in the Digital Strategy for Europe, but considers that standardizing costing methods is neither to the point nor desirable, given the risk it poses of upsetting current fiber capital spending plans. In the view of Orange, the transition from copper to fiber ought to be the outcome of investments made in fiber and of improved retail services over fiber, and thus arise from customer choice.

Commission consultation on non-discrimination

From October 3 to November 28, 2011 the European Commission produced a Public Consultation concerning the degree of detail called for in a recommendation with guidelines for national regulatory authorities in regard to non-discrimination and concerning its scope, practices and remedies.

In response, Orange believes non-discrimination is an important element of regulation and that remedies in this regard must observe the proportionality principle and take account of the level of competition in the market in question. Orange also believes that uniformity is more a matter of exchanging best practices than of seeking a homogeneity that is hard to attain, given the particular features of each national market. Orange favors the use of performance indicators together with multi-operator meetings under the aegis of the national regulatory authority, to identify and prevent potentially discriminating behavior and does not think that a detailed manual on the subject is necessary.

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Protecting Personal Data

A general directive (1995/46/EC) encompasses the processing of personal data in the European Union. It was followed by a directive specific to the telecommunications sector (2002/58/EC). On January 25, 2012 the European Commission unveiled a major plan for updating the existing framework with a proposed Regulation that would replace the 1995 directive and stand alongside the sectoral directive.

The new rules proposed are meant to increase harmonization among countries and reinforce legal safeguards. By rationalizing and simplifying the rules about international data transfers, they will make European businesses more competitive on the global stage. European citizens will have to give their explicit consent to service providers in all sectors before the latter can use their personal data. Operators of electronic communications companies, who have long asked for a relief from the administrative burden and added costs arising from the fragmentation in the current regulatory framework, welcomed the uniformity measures proposed by the European Community. However, they would like to see a flexible approach taken to the complex question of explicit consent.

E-commerce (e-commerce directive)

The E-Commerce Directive is a component of the Digital Strategy. In its public consultation, closed for replies since November 5, 2010, the European Commission dealt with the legal liability of Internet-based companies for illegal content and how liability can be enforced in the digital world. Companies may under certain circumstances see limitations on their liability in three cases: “simple transfer” activities, hosting activities or information storage. The European Commission made its conclusions known in a communication dated January 11, 2012, in which the e-commerce directive’s revision is not foreseen. The legal liability of intermediaries as laid out by the directive will therefore remain unchanged.

The debate about Internet neutrality

In April 2011 the Commission adopted a Communication that proposes no legislative changes with respect to Internet neutrality beyond the framework revised in 2009, but it awaits the findings of the Orece report on observed market practices. In the fall of 2011 the European Council and the European Parliament each adopted positions essentially consistent with that of the Commission.

The Universal Service

In November 2011 the European Commission published a statement presenting the key results of the third revision of the scope of Universal Service. It concluded that there is no reason to extend the obligations of Universal Service to mobile services or broadband Internet connection. It is the opinion of the Commission that it is necessary to devise additional guidelines for how Universal Service is implemented, in particular as to the latitude Member States have in defining functional Internet access beyond low-speed connections. The work on this issue is expected to start in 2012.

European benchmark data

European benchmark data relating to fixed and mobile call termination rates have already been presented earlier in this chapter. The following charts provide a Europe-wide comparison of two other regulated wholesale tariffs, for full unbundling and wholesale line rental.

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FULL UNBUNDLING (RECURRENT MONTHLY RATE EXCLUDING CONNECTION FEES) SINCE 2004, IN EUROS

Sources:
- 2004 to 2007 data: European Commission, Reports on the Implementation of the Telecommunications Regulatory Packages
- other data: Cullen International December 2011

WHOLESALE LINE RENTAL (MONTHLY RATE IN EUROS)

Source Cullen – December 2011; The euro/local currency exchange rate used is the average rate during the final month of the financial year

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6.7   SUPPLIERS

Purchasing

The main event of 2011 was the creation of BuyIn, the Company jointly owned by France Telecom-Orange and Deutsche Telekom AG, to manage purchasing activities for handsets, mobile communication networks, fixed network equipment and service platforms for the two parent companies. This jointly-owned company, aimed at reducing purchasing costs for both groups, also enables Orange to improve the quality of customer offers and increase innovation in cooperation with its suppliers.

In 2011, 44% of the Group’s purchasing volume was for the French market, which remains the main contributor in both terms of volume and cost savings.

Europe (excluding the UK) accounts for 31% of the Group’s purchases. Overall savings increased by 2 points, thanks largely to the field of customer equipment.

AMEA countries improved the savings rate on their purchases by more than two points in 2011. Egypt is by far the main contributor. Morocco, Iraq and the Democratic Republic of Congo, which joined the France Telecom-Orange Group in 2011, also started to benefit from the Group’s negotiating power, its purchasing volumes, and its expertise in managing the performance of suppliers.

On the business market, the focus was on the development of new services such as Cloud Computing, with the negotiation on the one hand of the joint venture with SITA (Joint Cloud Venture), which will be one of the sales channels for these solutions, and the signing on the other hand of equipment and service contracts with the major suppliers on this market.

Supplier performance – Corporate Social Responsibility

As part of its quality-based approach, the purchasing department has been assessing the performance of its main suppliers for many years. This strategy was continued in 2011, with 14 countries using the Group’s assessment tool (QREDIC®) by the end of 2011 and five which should start doing so in 2012.

In terms of corporate social responsibility (CSR), the Group carried out its first social audits in 2011 and assessed 140 suppliers from the categories of purchases classified as “at risk”.

As part of the system of environmental management of its subsidiaries, the Group assessed three subsidiaries in the Europe region (environmental management and mapping of electrical and electronic equipment waste).

In Asia, the Group continued to implement its CSR policy, in particular through the Joint Audit Cooperation (JAC) founded by France Telecom, Deutsche Telekom and Telecom Italia. In 2011, the JAC welcomed new members: Belgacom, KPN, Swisscom and Vodafone. This CSR cooperation is one of the biggest in the world in the telecommunications sector.

In 2011, the Joint Audit Cooperation carried out conformity audits of the Group’s suppliers in nearly all of the continents: China, Taiwan, South Korea, Japan, India, Eastern Europe and South America.

Supply Chain

The Group aimed to improve the availability levels of products in sales outlets in 2011, while at the same time decreasing inventories, in all countries, to guarantee customer satisfaction while also controlling costs. At end-2011, this effort saw inventories decrease by 10-50% depending on the country, compared with 2010. The availability rate of products in store in 2011 was above 97%, with an improvement in operational efficiency and a drop in unit costs.

Tools that automatically calculate the replenishment of stores and sales forecasts were carried out in Romania, Switzerland and Moldavia and led to an average reduction in inventories of ten days.

Finally, the Group implemented an integrated management software (ERP) and launched a Supply Chain transformation program in Cameroon and Botswana.

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6.8   INSURANCE

France Telecom-Orange has an insurance plan intended to cover its main risks. This plan was subscribed to with major players in the insurance and reinsurance market and is made up of numerous policies. The plan is regularly renegotiated with specialized and qualified intermediaries (brokers) within the scope of invitation for bids.

The insurance policies reflect the nature of risks to which France Telecom-Orange is exposed and are adjusted in accordance with current offers on the insurance market for international groups of similar size and activity.

The solvency of the players who cover risks are also regularly monitored. This monitoring of their credit ratings is supplemented by contractual provisions specifying the level of rating required to remain a partner with the insurers/insured.

The insurance plan dedicated to the protection of France Telecom-Orange and the financing of its risks is part of a policy which relies on an analysis aimed at optimizing the conditions for the transfer of these risks to the insurance and reinsurance market. It combines the streamlining of coverage management with the corresponding budget control.

The insurance policies that make up the current plan are assigned to the protection of the following risks:

•

risks of damage to property and the consequential financial losses (operating losses);

•

risks incurred in particular during its management and administration and when performing activities to achieve its company objectives, vis-à-vis third parties and customer (civil liability risks);

•

risks associated with the Company’s vehicle fleets.

Lastly, the Group’s Insurance Department takes part in studying and negotiating solutions such as the assistance program for employees on business trips or who are expatriated, and policies that enrich products and services offered to customers.

Moreover, as part of the Conquests 2015 project, the Group’s Insurance Department is reviewing insurance coverage for the protection of risks associated with investments made in certain countries.

France Telecom S.A.’s costs for insurance coverage for 2011 were approximately 9 million euros, including 8.3 million euros in premiums (compared with around 10.7 million euros in 2010 and 11.3 million euros in 2009).

For the 2011 fiscal year, this amount was divided as follows, by major risk category:

•

coverage for risks of damage and operating losses: around 3.2 million euros;

•

coverage for risks of liability: around 2.8 million euros;

•

coverage for car risks: around 3.0 million euros.

A proactive insurance policy has led to the gradual integration of the French and international subsidiaries within various corporate insurance policies which cover almost all of the Group’s revenues.

The cost for these integrated subsidiaries thus represents some 8.5 million euros for 2011 (9.8 million euros for 2010, 10.5 million euros for 2009) on top of the cost carried by FT S.A.

For several years, the risk of damage to the telephone poles and open-wire lines of the fixed-line network due to natural disasters has remained self-insured as no insurance or reinsurance market player covers this risk. The self-insured share is linked to the risk of damage occurring. Since this lack of coverage was observed, the amount of damage that has affected the aerial fixed-line network has not exceeded 11.9 million euros on average over the past nine years. In 2011, the insurance and reinsurance market still did not offer traditional coverage for these types of assets or risks. An analysis of alternative financing instruments did not see the relevance of exploring potential financing solutions such as Cat Bonds, solutions which are used by insurance professionals, due to the financial cost and damage statistics.

In terms of risk management, site visits are regularly organized to the Group’s main entities. They are arranged by the Prevention Department of the Group’s Insurance Department in close association with the Internal Engineering Departments and those of its main insurers. These actions significantly improve insurers’ knowledge of the risks and contribute to insurance cover negotiations.

In parallel, other actions are taken to provide insurers with other types of information in order to round out their assessment of the risks regarding changes in the Group’s business lines and its environment and to continuously ensure that the insurance coverage is in line with the Company’s needs.

The Group’s Insurance Department encompasses internal control within its management, including notably the control environment, governance and ethics. Some of these areas have been assessed by the Group’s internal and external auditors to ensure that they comply with internal control procedures which involve partners (experts, brokers) in the various management stages.

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7  organizational chart

The chart below shows the main operating subsidiaries and investments of France Telecom S.A. as at December 31, 2011. The holding percentages shown for each entity are the percentage of interest along with the percentage of control when these differ (3):

France Telecom
France
Orange France(1) 100%
Orange Caribbean(1) 100%
Orange Reunion(1) 100%
Orange Assistance 100%
Spain
FT España(1) 100%
Orange Catalunya 100%
Poland
TP SA 50,2%
PTK Centertel(1) Subsidiary of TP SA 50.2% 100%
Wirtualna Polska Subsidiary of TP SA 50.2% 100%
United Kingdom
Everything Everywhere(1) 50%
Rest of the world
Mobistar 52.9%
Orange Dominicana(1) 100%
Sonatel Mobiles(1)(2) Subsidiary of Sonatel 42.3% 100%
Jordan Telecom(1) 51%
Orange Guinea(1) 37.8% 89.4%
Orange Communications Luxembourg(1) Subsidiary of Mobistar 52.9% 100%
Orange Romania(1) 96.8%
Orange Côte d'Ivoire(1) 85%
Orange Mali(1)(2) Subsidiary of Sonatel 29.7% 70%
Sonatel(1)(2) 42.3%
Orange Nigeria(1) 82.7%
Orange Armenia(1)(2) 100%
Orange Suisse(1) 100%
Orange Slovensko(1) 100%
Orange Cameroon(1) 94.4%
Mobilecom 51% 100%
Orange Uganda(1) 65.9%
Orange Bissau(1)(2) 38.1% 90%
Orange Moldova(1) 94.3% 94.5%
CI Telecom(2) 45.9% 51%
Telkom Kenya(1)(2) 40% 51%
Orange Botswana(1) 73.7%
Orange Madagascar(1) 71.8% 97.6%
Orange Central Africa(1) 100%
ECMS 36.4% 51%
Orange Tunisie(1) 49%
Medi Telecom 40%
Korek Telecom 20.2%
Congo China Telecom 100%
Businesses
Equant(1) 100%
GlobeCast and subsidiaries 100%
Network Related Services and subsidiaries(1) 100%
Etrali and subsidiaries(1) 100%
International Carriers and Shared Services
FT Marine 100%
FTLD USA 100%
Studio 37(1) 100%
Viaccess 100%

(1) Company operating under the Orange Brand.

(2) France Telecom controls the strategy committee, which makes recommendations to the Board of Directors.

(3) For more information on the subsidiaries see Note 17 Scope of Consolidation to the consolidated financial statement (Section 20.1.1).

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8  property, plant and equipment

8.1   NETWORKS AND SERVICE PLATFORMS

172

8.1.1  Overview

172

8.1.2  Fixed Access Networks

173

8.1.3  Mobile Access Networks

176

8.1.4  Aggregation Networks

178

8.1.5  Transmission Networks

178

8.1.6  IP Transport Networks

184

8.1.7  Network Control layer

185

8.1.8  Networks dedicated to Business Services

187

8.1.9  Service Platforms

189

8.2   REAL ESTATE

191

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8.1   NETWORKS AND SERVICE PLATFORMS

8.1.1  Overview

The telecommunications sector is marked by major technological changes, including the development of mobility, the sharp upturn in broadband and now very high broadband, the growth in uses and volumes of transmitted information, especially video, the convergence of fixed and mobile services, the increased use of Internet Protocol and the increasing interoperability of networks.

In this context, France Telecom-Orange’s ambition is to achieve the convergence of its fixed-line and mobile networks through a unified architecture in accordance with three fundamental principles:

•

flexibility and responsiveness, to quickly assemble and deliver new services to meet market requirements;

•

the ability to support the strong growth and diversification of the services that are offered: voice services, Internet access services, animated image services, data services;

•

simplicity for customers in the use of these services.

At the end of 2011, France Telecom-Orange operated networks in more than 30 countries to serve its customers in the consumer market and in approximately 200 countries or territories to serve its business customers.

These networks can be sorted into three main categories:

•

incumbent fixed networks;

•

challenger fixed networks;

•

mobile networks.

For more information concerning the Group’s investments, please refer to Section 9.1.2.5 Group investments.

TYPOLOGY OF FRANCE TELECOM NETWORKS

France Telecom-Orange’s networks are presented according to two dimensions:

•

network architecture broken down into:

•

access networks (fixed or mobile),

•

aggregation networks,

•

core domestic and international networks; and

•

the network layer structure:

•

transmission,

•

IP transport,

•

network control layer,

•

service platforms.

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TARGET NETWORK ARCHITECTURE

8.1.2  Fixed Access Networks

All of the customers’ lines connected to the same switch constitute the access network.

The copper access network (or copper local loop) is divided into:

•

drop line (or terminal line);

•

distribution;

•

transport.

FIXED ACCESS NETWORK ARCHITECTURE

Analog Access

The analog access is made up of a pair of copper wires that links each customer to a concentration point, giving them access to a local switch through the transport and distribution network. This type of access is used by tens of millions of Group telephone customers in France, Poland and different African countries. It may be used with a modem for narrowband access to the Internet, with a maximum download bandwidth of 56 Kbits/s, although this type of use has now largely been replaced by broadband ADSL access.

Broadband ADSL Access

ADSL technology is used to transfer digital data at high speeds (at least 512 Kbits/s) using a pair of copper wires. This technique can be used for telephone and broadband access: Internet, Multimedia, IP Television, Video On Demand (VOD), and High Definition Voice over IP.

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Analog telephone communication and digital data are transmitted on different frequency bands and are separated at central office (CO). ADSL flows are concentrated by multiplexers or DSLAM (Digital Subscriber Line Access Multiplexers), which give access to the IP network.

In the case where France Telecom-Orange supplies partial unbundling, as in France and Poland, voice communications (low frequencies) are transferred on the Group’s network, while digital data (high frequencies) pass via the third party operator’s DSLAM. The DSLAM is thus the first piece of equipment that is managed separately by each Internet access provider. It marks the boundary between the shared copper wires and the network belonging to each operator.

UNBUNDLING DIAGRAM

Fixed broadband access on ADSL was available at the end of 2011 in France and Poland with a coverage rate approaching 100% on the incumbent local loop. It was also available in different AMEA countries (Ivory Coast, Equatorial Guinea, Mauritius, Jordan, Kenya and Senegal).

In the UK, Spain and Belgium, France Telecom-Orange provides fixed broadband access using these countries’ incumbent operator’s local loop, either through unbundling or through bitstream offers.

FTTx very-high Bandwidth Access

FTTx fiber optic access can extend the available broadband ADSL service offer to include upstream and downstream very high bandwidth (up to 100 Mbits/s in 2011), with improved response time.

There are different types of FTTx optical connection architectures: FTTB (fiber to the building), FTTH (fiber to the home) and FTTC (fiber to the curb).

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FTTX ARCHITECTURES

FTTB
(Fiber to the
building)
VDSL2
FTTC
(Fiber to the
curb)
VDSL2
Street
Cabinet
copper
Optical Network
Unit (ONU)
FTTH
(Fiber to the
home)
Optical
Network
Termination
(ONT)
fiber
Optical Line
Termination
(OLT)
Central office

In France, France Telecom-Orange has for several years been deploying point-to-multipoint FTTH architecture that uses GPON technology, which can pool several very high bandwidth accesses on a single fiber without affecting each access point’s capacity for increasing speed.

FTTH roll-out started in 2007 in several major French cities (Paris and the Hauts-de-Seine, Lille, Lyon, Marseille, Poitiers, Toulouse). It was then expanded to other large cities. By late 2011, fiber coverage was available in the 20 largest metropolitan areas in France, with more than 900,000 connectable households.

An FTTH network has also been deployed in Slovakia and pilot FTTx networks launched in Spain and Poland.

Fixed Radio Access

In different countries, fixed-line services are available through UMTS, Wimax, and CDMA radio access:

•

in Romania, the Flybox offers fixed voice and Internet access with Wifi and Ethernet ports, using the 3G/HSPA network;

•

Broadband Wimax access is available in Romania and in various African countries (such as Mali, Cameroon and Botswana);

•

CDMA technology has been used in Poland since early 2008 to provide affordable broadband coverage in rural areas.

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ROLLING OUT THE MAIN FIXED ACCESS TECHNOLOGIES

8.1.3  Mobile Access Networks

France Telecom-Orange has rolled out the GSM standard in every country where it has a mobile network, and it has introduced the Edge standard in most of these countries. Since 2004, France Telecom-Orange has also rolled out 3G/UMTS mobile networks in Europe and in a growing number of AMEA countries.

France Telecom-Orange’s GSM, GPRS/Edge and 3G network architecture complies with the international ETSI and 3GPP standards. These networks use standardized frequency bands for GSM and UMTS: 900 MHz, 1,800 MHz, and 2,100 MHz.

The 2G and 3G networks feature a number of shared elements, including:

•

3G base stations (UMTS Node B), most of which are co-located with 2G stations (GSM BTS);

•

antennas, energy and transmission equipment.

This pooled effort reduces operating and investment costs.

MOBILE NETWORK ARCHITECTURE

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The Group’s mobile networks provide voice, SMS (Short Message Service), MMS (Multimedia Message Service), Internet and France Telecom-Orange portal access, data transfer, video streaming, television and video-telephony services.

The Edge network reaches speeds of around 100 Kbits/s, depending on radio and terminal conditions, in the downstream direction, i.e. from the network to the terminal. The UMTS access network supports faster data communication services of up to several Mbits/s that can be used to send and receive heavy files (audio, photo, video). The UMTS network capacity was extended in all the Group’s European countries, through 3G+ technology (HSDPA and HSUPA).

As in previous years, 2011 was marked by significant growth in volumes of transmitted data, which almost doubled in European countries.

ROLLING OUT THE MAIN MOBILE ACCESS TECHNOLOGIES

3G MOBILE COVERAGE IN EUROPE

3G coverage (% of the population)	2011
Orange France	98%
Orange Poland	62%
Orange Spain	91%
Mobistar	92%
Orange Romania	82%
Orange Slovakia	71%
Orange Suisse	92%
Orange Moldova	94%
Source: France Telecom.

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8.1.4  Aggregation Networks

Aggregation networks concentrate fixed and mobile traffic to the network core. These networks are traditionally made up of SDH/PDH technologies for mobiles and ATM technology for fixed aggregation.

In 2011, the Group continued to roll out new technologies, such as Gigabit Ethernet, hybrid packet-circuit microwaves and leased Ethernet lines. These technologies are used to optimize costs. They are also used to prepare for future replacement of ATM technology by layer-2 Ethernet technologies and layer-3 IP/MPLS technologies, which can increase the volume of data sent over fixed and mobile networks.

AGGREGATION NETWORK ARCHITECTURE

mobile
backhaul
(SDH/PDH...)
Ethernet
Transmission
xDSL
FFTH
IP/MPLS
/Gigabit
Ethernet
Service
platforms
IP/MPLS
backbone
DSLAM
xDSL
ATM aggregation
BRAS
Internet
Aggregation

8.1.5  Transmission Networks

Domestic Networks

The transmission layer is the foundation of different parts of the network: access, aggregation, backbone.

In every country where it operates, France Telecom-Orange uses either its own transmission infrastructure or one that is rented from one or more third-party operators. This infrastructure is primarily made up of optical fibers, but it also contains microwave links, especially for alternative or purely mobile networks.

Optical links offer bandwidths of up to 100 Gbits/s per wavelength, and dense wavelength division multiplexing technology (DWDM) currently makes it possible to have more than 80 wavelengths per fiber, a figure set to increase in the future. France Telecom-Orange is one of the world leaders in the installation of advanced optical functions to make its transmission networks more flexible.

Furthermore, France Telecom-Orange offers direct connections by optical fiber to business customers, providing them with very high bandwidth services.

Submarine Cables

In order to accommodate the increase in international telecommunications traffic, France Telecom-Orange is investing in diverse submarine cable systems according to several ways:

•

participation in a consortium to build a cable that France Telecom will co-own;

•

purchase of IRU (Indefeasible Right of Use) for the duration of cable operation;

•

capacity leasing.

As with terrestrial networks, higher speeds on fiber-optic submarine cables are ongoing and 2011 saw many of these cables increased to 40 Gbits/s.

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West Africa

As part of a consortium, in 2010 France Telecom-Orange launched a submarine cable project named ACE (Africa Coast to Europe). Around 17,000 km long, its potential capacity will reach 5.12 Tbits/s, thanks to the use of 40 Gbits/s transmission technology.

The ACE cable, for which laying began in mid-2011, will connect Europe to around 20 countries on the west coast of Africa. ACE currently extends from the northern tip of the African continent to Gabon and Sao Tomé and Principe and is scheduled to enter service in late 2012. With this project, France Telecom-Orange will strengthen its presence in Africa, where the Group operates in some 15 countries in which it will thus contribute to economic development.

ACE: FIBER-OPTIC SUBMARINE CABLE UNDER CONSTRUCTION

In order to accomplish this major project, France Telecom-Orange has formed a consortium made up of 18 members. The construction of the cable represents an investment of around 700 million dollars, around 250 million of which will be provided by the France Telecom-Orange Group.

ACE will be the first international submarine cable to reach Mauritania, Gambia, Guinea, Sierra Leone, Liberia, Equatorial Guinea and Sao Tomé and Príncipe. As regards Senegal, Ivory Coast and Cameroon, which are already served by the SAT3-WASC-SAFE cable of which the Group is co-owner, ACE will help make their traffic more secure and cover their growing capacity needs for the next few years.

For the Group’s subsidiaries in East Africa and for Reunion Island, ACE will also represent an alternative route capable of transporting telecoms flows to Europe via West Africa. Similarly, ACE’s northern segment will diversify the transmission routes already in place between Portugal and France.

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Indian Ocean

In 2009, France Telecom-Orange activated the LION submarine cable, which connects Madagascar to the worldwide broadband network via Reunion and Mauritius. In 2010, the Group implemented the second part of its Indian Ocean broadband expansion plan, launching the construction of LION2 (Lower Indian Ocean Network2). This cable, around 2,700 km long, was laid in the second half of 2011. It extends the LION cable to Kenya, via Mayotte.

LION-LION2, FIBER OPTIC BROADBAND SUBMARINE CABLES

Sea-Me-We-3
IMEWE
Sea-Me-We-4
UAE-Kenya
Sat3-Wasc-Safe
ACE
EASSy
LION2
LION
To Asia
Sat3-Wasc-Safe
To Asia, Europe
UAE-Kenya
EASSy
Kenya
Tanzania
LION2
Mayotte
LION
Mauritius
Madagascar
To South America
Reunion (France)
To Asia
To Africa, Europe
Sat3-Wasc-Safe

The LION2 investment was made by a consortium formed by, in addition to France Telecom: Orange Madagascar, Mauritius Telecom, Telkom Kenya, Emtel Ltd and the Société Réunionnaise du Radiotéléphone. The construction of this cable represents a total investment of around 60 million euros, around 38 million of which will be provided by the France Telecom-Orange Group.

LION2 will allow Mayotte to receive broadband Internet access for the first time. Furthermore, this new cable represents a major project for Kenya, strengthening its connectivity to international networks and covering its capacity needs for the next few years. Thanks to the LION and LION2 cables, three separate routes will be available to transmit telecoms flows to Kenya via Reunion and Mauritius. In addition, LION2 will act as an alternative route that will help secure broadband transmissions sent via Europe and Asia to all of the African countries in which the Group is present, and thus represents an essential part of the performance of the Group’s networks.

Moreover, the technology used for LION2 will ensure scalability towards future ultra-high speed broadband networks supported by the new 40 Gbits/s technology.

Indian Ocean–Africa–Europe

The Sat3-WASC-Safe cable is still an essential route for transferring traffic between the Indian Ocean and Europe. In 2009, France Telecom-Orange and its partners increased the capacity of this submarine system. By upgrading terminal equipment in October 2009, France Telecom-Orange was able to increase its Sat3-WASC-Safe capacity fourfold to support the increase in use in Reunion.

Requirements, especially with regard to web communication, are still growing. The preliminary studies for a further increase in capacity based on 40 Gbits/s technology were launched in 2011 and will produce their findings sometime in 2012.

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Indian Ocean–Persian Gulf–Europe

France Telecom-Orange has invested in building the IMEWE (India Middle East Western Europe) submarine cable activated in late 2010. This submarine cable connects Mumbai, India, to Marseille via the Persian Gulf, the Middle East and Sicily, and has a total capacity of 3.84 Tbits/s, covering an approximate distance of 13,000 km.

Marseille
Catania
Tripoli
Alexandria
Suez
Fujairah
Karachi
Jeddah
Mumbai

IMEWE supports the strong growth of traffic coming from the Indian sub-continent, and will increase the security of France Telecom-Orange’s international network. IMEWE plays its part in the Group’s development in East Africa and in the Indian Ocean. This region’s traffic, essentially destined for Europe and the United States, can transit via IMEWE, thanks to the system’s excellent connectivity with the other regional cables.

IMEWE adds to the Sea-Me-We3 and Sea-Me-We4, which currently transport France Telecom’s traffic to India and Asia. In 2009, France Telecom-Orange also doubled its capacity on the last two cables. Sea-Me-We4 runs alongside IMEWE on the France-India portion, but then it goes around the sub-continent to reach Singapore. Sea-Me-We3 has a lower capacity but offers high connectivity and sends traffic directly to 35 Northern European countries and Japan.

Atlantic Ocean

The Group is also active in the Caribbean region, in order to support the development of broadband in the French overseas departments. Thus, France Telecom-Orange is participating in the CBUS project (Caribbean-Bermuda-US), in partnership with Cable & Wireless. This cable, which was commissioned in September 2009, opens a new route between the Caribbean (more specifically Tortola in the British Virgin Islands) and New York. Its connection with ECFS cable in Tortola offers access to Caribbean islands.

In late 2011, France Telecom-Orange increased its capacities on ECFS and will do the same on CBUS in mid-2012.

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Lastly, the continued growth in Internet traffic between Europe and the United States has led the Group to make regular investments designed to increase the capacity of the TAT-14 transatlantic cable and acquire increasing usage rights on other transatlantic cables. In 2011, the Group’s total capacity on this corridor reached 460 Gbits/s.

TAT14
Manasquan
N.J., USA
Devonshire
Bermuda
CBUS
Tortola
British Virgin Islands
ECFS
Americas 2

European Backbone Network (EBN)

The EBN (European Backbone Network) is a broadband transmission network that connects the major cities of Europe (27 cities outside France at the end of 2011) as well as France Telecom-Orange’s partners and subsidiaries. Thanks to wavelength multiplexing (Wavelength Division Multiplexing or WDM), each line of the EBN offers N x 2.5 or 10 Gbits/s capacity. The EBN provides connections of 45 Mbits/s to 10 Gbits/s, with 99.95% availability and centralized network management, plus 24-hour a day customer service.

European Express Network (EEN)

As of the end of 2011, the European Express Network connected 27 points of presence in 16 of Europe’s largest cities, including five in France, through interconnections with France Telecom-Orange’s partners’ and subsidiaries’ networks.

The EEN will renew the EBN network on its strongest lines (meaning those with extremely high bandwidths, strong growth in traffic and high demand for responsiveness). It is designed to support bandwidths of up to 40 Gbits/s, or even 100 Gbits/s, per wavelength, with a per-line capacity of up to several Tbits/s. This network is fully “transparent”: it enables end-to-end transmission and direct management of wavelengths. With the arrival of coherent-modulation transponders, the network is much more able to withstand polarization mode dispersion (PMD), allowing minimum electrical regeneration every 1,200 km at 100 Gbits/s.

The first 100 Gbits/s per wavelength connection entered service on November 25, 2011, on the Paris-London corridor.

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THE EUROPEAN EXPRESS NETWORK

Warsaw
Poznan
Berlin
London
Bude
TAT14
Lille
Frankfurt
Prague
Katowice
Ite
Xion
Reims
Paris
Strasbourg
Bratislava
ACE
SMW3
Point of presence
Technical point
VDM link
Dijon
Bordeaux
Marseille
Narbonne
Barcelona
Madrid
SMW4
IMEWE

North American Backbone Network

In the United States, France Telecom-Orange has a terrestrial network interconnected with the TAT-14 transatlantic cable to transfer its Internet traffic and meet its operator and business customers’ demands. To provide this function and serve Open Transit International (OTI) points in the United States, France Telecom-Orange purchases transmission capacity from different operators. In addition, there is a WDM and SDH ring connecting the Tuckerton and Manasquan submarine cable stations and the OTI points in New York and Ashburn.

Asian Backbone Network

France Telecom-Orange links the submarine cable stations located in Singapore to each other and to its own network, thereby providing major access points in the Asian region.

Satellites

France Telecom-Orange uses satellite communications to provide several services:

•

connection of French overseas departments to the general network. These connections are either the main links where there is no submarine cable (Mayotte), or lines for security or absorption of additional traffic that supplement the cable (Guadeloupe);

•

IP or voice links to other operators. These links transfer IP and voice traffic to international operators and domestic subsidiaries of France Telecom-Orange in the AMEA region, such as Orange Niger or Orange Cameroon;

•

VSAT (Very Small Aperture Terminal) services for Orange Business Services’ onshore or offshore Business customers. In this case, an end-to-end IP and voice service is provided in addition to the standard IP VPN services, by connecting business customers’ remote sites, which are primarily in Africa and generally do not have any infrastructure, through an intelligent satellite network and by aggregating their IP traffic on central “hubs”. There were around 1,600 customer sites in operation at the end of 2011.

These services are accessible via “earth stations” (or teleports) that France Telecom-Orange operates in France (Bercenay-en-Othe). France Telecom-Orange also uses the services of other teleports in Europe, the United States and the Asia-Pacific region to increase its geographic coverage.

To provide these services, France Telecom-Orange uses spatial capacity rented from satellite operators (Eutelsat, Intelsat, SES, Arabsat, Spacecom). Its own satellite (Telecom 2D) is mainly used for traffic with French overseas departments and it will cease operations in 2012.

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8.1.6  IP Transport Networks

Domestic IP Transport Networks

In each country, France Telecom-Orange operates a domestic IP backbone built on its own or leased from a third-party operator, which transfers all types of traffic (voice, Internet, TV, VOD) to and from a growing number of fixed/mobile residential or business customers. “Terabit Router” technology was introduced several years ago to meet this increased demand. The largest domestic IP backbone, the Backbone and IP Aggregation Network (RBCI), is located in France.

In countries where France Telecom-Orange had previously rolled out transport networks using SDH/PDH or ATM technologies, core and aggregation transport is being gradually migrated to Ethernet technology transport.

FRENCH IP NETWORK ARCHITECTURE

The International IP Network

France Telecom-Orange’s international IP network, known as Open Transit Internet (OTI), aims to provide global Internet connectivity to Group subsidiaries’ and operator customers’, Internet service providers’ (ISP) and content providers’ domestic IP networks. It is based on the latest IP switching and transmission technologies and makes it possible to use the latest version of IPv6 Internet protocol in every point of presence in combination with the previous IPv4 protocol (dual stack system).

As of December 31, 2011, the OTI connected 24 cities (13 in Europe, two in Asia, and nine in North America) through 155 Mbits/s to 10 Gbits/s broadband connections, with several hundred Gbits/s of traffic at peak times. A Tbits/s traffic flow was reached during 2011.

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OTI NETWORK

8.1.7  Network Control layer

Switched Telephone Networks

In countries where it is the incumbent fixed operator, France Telecom-Orange has switched telephone networks that provide traditional voice transmission services, ISDN and value-added services. These networks also provide access to Intelligent Network services (toll-free numbers, Audiotel), and narrowband Internet access.

Due to customers’ migration to new voice services available through ADSL or FTTH broadband access, these networks have seen a reduction in load and are permanently optimized in order to reduce costs.

Mobile Network

France Telecom-Orange has rolled out mobile control networks, in countries where it provides mobile services, to control voice services, data services and SMS/MMS services. These mobile control networks are moving towards IP protocols and architectures.

These control networks are primarily made up of the following (see Mobile network architecture diagram in Section 8.1.3):

•

MSCs (Mobile Switching Centers);

•

HLRs (Home Location Registers);

•

SGSNs (Serving GPRS Support Nodes) and GGSNs (Gateway GPRS Support Nodes);

•

IN (Intelligent Network) equipment, for prepaid subscription management, for example.

The International Voice Network

Voice Network

France Telecom-Orange has three international switching nodes in France (CTI 4G) for managing traffic to and from France for the consumer fixed-line and mobile markets, as well as the business and operator segments. In addition, France Telecom-Orange has decided to centralize the transfer of international traffic for its subsidiaries based on these three switches in France, in order to optimize termination costs. In total, at the end of 2011, these switches were linked together by more than 270,000 international circuits (at 64 Kbits/s) to over 400 operators in more than 140 countries. These switches’ functions were enhanced so that voice traffic could be processed in time division multiplexing (TDM) or in Voice over IP (VoIP). In late 2011, more than 15% of France Telecom-Orange’s international voice traffic was handled by VoIP and this percentage should exceed 50% in 2015.

Outside France, in the United States, France Telecom-Orange has two softswitches in New York and Miami, used to process specificities of access from American TDM or VoIP customers. Finally, a media gateway in Hong Kong, controlled by transit centers in France, allows operators in the Asia region to be connected in TDM or VoIP mode.

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Signaling Network

The international signaling system 7 traffic is handled by two Signal Transfer Points (STP), which support the signaling associated with voice traffic and roaming and SMS for mobile operators that are customers of France Telecom-Orange, as well as for most of its mobile subsidiaries in order to optimize costs.

A growing number of links serving the largest roaming and SMS customers are supported by Sigtran signaling (signaling over IP) that enables a larger bandwidth for this type of traffic. The introduction of a Number Portability Hub platform in 2011 has distinguished calls to “ported” numbers (ones for which the line owner chose to keep their number when they changed operators) to better manage call termination charges, which can vary widely from one operator to the next.

Several centralized platforms have been rolled out on the international transit points to provide services to mobile operators, such as SMS Control, which helps prevent fraud on international SMS messages.

IMS (IP Multimedia Subsystem) Architecture

In 2011, France Telecom-Orange continued to roll out the IMS (IP Multimedia Subsystem) architecture to pool the basic control functions common to all types of telecommunications services, while the specifics related to applications are grouped in an Application Server infrastructure. In 2010, Orange Business Services launched a convergence offer for SMEs between fixed and mobile Voice over IP based on an IMS architecture.

Within this architecture, interoperability is available between network equipment and between the terminals and networks, or between operators. Furthermore, as in GSM, roaming users are fully accommodated. To fulfill these functions, IMS uses the SIP protocol (Session Initiation Protocol). This protocol has been introduced gradually since 2007 on the fixed-line network in Belgium, Spain, France, Poland and Romania.

IMS ARCHITECTURE

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8.1.8  Networks dedicated to Business Services

X.25 Networks

In France, the X.25 network connects several thousand direct X.25 accesses, several tens of thousands of Channel D ISDN accesses, access to electronic payment systems, and supports Intelligent Network services. However, the X.25 offer has not been marketed since mid-2010 and the technical discontinuation of the service should occur from June 2012.

Frame Relay/ATM Networks

In France, the Frame Relay/ATM network is both a network for accessing services dedicated to business (particularly through the TDSL aggregation offers) and a backbone transport network for layer 3 services (X.25 and IP). It is used in around 150 points of presence in mainland France, in the five overseas departments and in two overseas territories (New Caledonia and French Polynesia).

This network is interconnected with the AGN (ATM Global Network) network via two ATM gateways located in Paris, which provide Frame Relay and ATM services at a worldwide level.

The activity on the FR/ATM network is declining, and businesses’ need for increased speed is now met by the IP/MPLS services available on the “Network for Business Access to IP” (NBAIP).

Outside France, the AGN network covers around a thousand points in approximately 200 countries. It provides X.25, Frame Relay and ATM services, but is mainly used today as an access network to IP services, because of its extensive worldwide capillarity. It also provides a transport function for the IP network, but this function is gradually diminishing as the native IP network develops. The gradual replacement of the network by a new level 2 aggregation network (ABN) has begun.

The Network for Business Access to IP (NBAIP) in France

The main purpose of the NBAIP is to connect a company’s sites for internal data exchange (on the Virtual Private Network (VPN) and to provide them with Internet connectivity. It also provides Voice over IP transport for companies.

It is made up of a core infrastructure of around 60 transit routers called “P_Pass” that are interconnected by 10 Gbits/s links. This P_Pass backbone network also provides the interconnection with the Backbone and IP Aggregation Network (RBCI) for Internet traffic and for business aggregation traffic coming from NAS and BAS.

In addition, a ring of approximately 500 PE (Provider Edge) routers gives companies access to xDSL and Ethernet or Frame Relay and ATM technologies, at speeds of 75 Kbits/s to 30 Mbits/s, under standard offers. A new generation of PE routers, the HSPE (High Speed PE), now provides access of around Gbits/s (or more in custom offers) in major cities.

The NBAIP also makes it possible to connect a company’s service platforms at speeds of around one Gbits/s (SE – Service Edge infrastructure).

This network is connected to an international IP network (IP Global Network) through three gateways (located in Paris and London) to connect international business customers.

The international MPLS/IP VPN network (IP Global Network IGN and AGN access network)

Like the IP network in France (NBAIP), this network is designed to supply virtual private network (VPN), Internet and Voice over IP services. The network comprises more than 1,100 points of presence (including partner MPLS networks) in just over 800 cities in 191 countries.

The network core is made up of dozens of network core routers (P routers and similar) and several hundred access routers (PE routers). The services are offered either directly on the access routers, or through the Frame Relay/ATM access network (AGN). The access routers technological upgrade program, which is now complete, provides a multi-services platform (Ethernet, DSL, FR/ATM).

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The Ethernet Global Network (EGN)

In 2011, the Ethernet Global Network (EGN), commissioned in 2009, had 25 points of presence in 14 countries in Europe, Asia and America. EGN uses France Telecom-Orange’s broadband network (10 Gbits/s) and offers point-to-point services (E-line services) and multipoint-to-multipoint services (VPLS-based services) with customer access of up to 1 Gbits/s.

GLOBAL VPN IP/MPLS BUSINESS NETWORK

Seattle to Tokyo and Sydney
Los Angeles to Osaka and Auckland
Tokyo to Seattle
Osaka to Los Angeles
Sydney to Seattle
Auckland to Los Angeles

ARTICULATION OF DIFFERENT IP NETWORKS: RBCI, NBAIP, OTI, IGN

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The international business voice network (NEO)

NEO is a network supplying voice services for international businesses. Based on the international MPLS IP network (IGN), this business voice network has been rolled out in 32 countries and is connected to some 50 operators worldwide. It allows calls to be aggregated and terminated with these operators, for customers connected to the Orange Business Services network over IP (H323 or SIP) or TDM.

8.1.9  Service Platforms

Service platforms are servers on the Edge of telecommunications networks and information systems (see diagram in Section 8.1.4) used to perform the different services offered by France Telecom-Orange.

Service platforms can be divided into three main areas:

•

real-time and email service platforms. They offer, for example, Voice over IP for a lower cost than a traditional switched telephone network. The most recent ones can gradually start using the IMS network (see Section 8.1.7.) as it is rolled out;

•

Intelligent Network platforms, which appeared in the 1990s, provide functions such as call transfer, number portability, and virtual private network;

•

content aggregation, mediation and distribution platforms, which appeared in the early 2000s along with web and broadband development: they offer access to Internet portals, TV and Video On Demand.

Service platforms use shared “bricks” that save time and money when creating new services and guarantee a simple common customer experience for convergent services.

Interfunctioning of these shared bricks with service platforms and the Information System is covered in the SOA Program (Service Oriented Architecture) at Group level.

SERVICE PLATFORMS

VoIP
Mailboxes
Cards, Special numbers
IP TV
services
Real-time and message-based services
Intelligent network-based services
Content aggregation, mediation and distribution
main domains
Multi-access managemet
Content management
Address/personal workspace
Identity/user context
Payments
Content billing
Browsing
Enablers

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Operation of networks

France Telecom-Orange optimizes the operation of its networks and service platforms by standardizing organizational structures and processes, sharing certain activities within the Group and outsourcing various fields of activity, as demonstrated by the following examples.

A standardized organizational structure

In each country, an SMC (Service Management Center) has been set up, in charge of the end-to-end quality of all services. The SMC supports the customer call centers if a fault is reported by a customer.

Depending on the nature of the fault, the SMC may call upon a TMC (Technical Management Center) or intervention teams, if the fault is located in the field.

Each TMC is responsible for the efficient running of a given type of equipment. The TMCs may be shared between several countries. If necessary, the TMCs call upon Group Centers of Expertise, which work by equipment and manufacturer type and support all of the Group’s subsidiaries. The intervention teams carry out on-site operations under the control of the TMCs, or the customer call centers in the case where the local loop or on the premises of fixed-line network customers is concerned.

Sharing

Sharing within the Group of operating functions relating to core network and service platforms is one of the keys to achieving performance in both a financial and quality sense.

Various activities are already shared in the Group:

•

the Group Centers of Expertise mentioned above;

•

the operation of service platforms shared by several entities, performed since late 2008 by the “SSPO” (Shared Service Platform Operations) entity.

The scale-up of these teams continued in 2011.

Sharing allows economies of scale to be made on the teams of experts in place and at the same time helps enhance their skills through the varied nature of the situations handled.

Outsourcing of operations:

France Telecom-Orange believes that the access and first-level maintenance network roll-out activities, together with some remote operations, can be outsourced without hindering the quality of the services offered.

However, France Telecom-Orange wishes to keep:

•

its design activities;

•

end-to-end service management;

•

management of core network and service platforms, which allow it to offer differentiated services while controlling their quality and which are intended to be shared within the Group (see centers of expertise and SSPO, mentioned above).

France Telecom-Orange has thus far outsourced the construction and operation activities of a number of mobile and fixed-line access networks in Austria (2005), Belgium (2007), Switzerland (2008), Spain and the United Kingdom (both 2009).

The choices pertaining to this outsourcing process are made country by country according to the local context, while drawing on a common method and principles.

The savings are qualitative and financial in nature and may amount to 25% of Capex + OPEX on scopes, possibly representing between one and several hundred million euros over five years, depending on the country.

As regards quality of service, France Telecom sets out the required quality levels (“SLA” or Service Level Agreement) in a contract signed with the sub-contractor and monitors a set of indicators on a constant basis. Penalties are applied in the event of a discrepancy between the target value and the value achieved.

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8.2   REAL ESTATE

On December 31, 2011, the real estate assets recorded in France Telecom’s balance sheet had a net book value of 3.1 billion euros.

These assets include buildings used to host telecommunication equipment, research centers, customer service centers, commercial facilities and offices.

In France, the Real Estate Division is responsible for managing all properties.

It follows a policy that involves optimizing the premises by constantly adapting to the changes in needs expressed by the various entities and business lines. It is involved in the deployment of new stores within the distribution network, especially for very large mass merchandisers.

It also works to meet needs related to changes in the telecommunications network by making sure that the necessary sites are available for launching new technologies.

The division contributes to improving the working environment for employees as part of the Conquests 2015 project.

Lastly, it strives to improve the environmental quality of all properties managed in accordance with the Group’s sustainable development objectives.

At the end of 2011, France Telecom’s premises covered 25,591 sites (a “site” is any installation for which France Telecom pays property tax), including 236 sites with more than 5,000 sq.m. of space, representing  5.9 million sq.m., of which 2.4 million sq.m. are rented and 3.5 million sq.m. are owned.

These premises consist of technical centers, most of which are owned (2.7 million sq.m., including 2.1 million sq.m. owned), offices, most of which are leased (2.4 million sq.m., including 1.4 million sq.m. leased), and stores.

In Poland, the properties held by the TP Group at the end of 2011 represented 2.1 million sq.m. The total surface area of the TP Group’s developed and undeveloped land represented 14.8 million sq.m.

In the United Kingdom and Spain, most facilities are leased.

•

At the end of 2011, the premises occupied in Spain represented around 152,000 sq.m.

•

In the United Kingdom, the premises occupied by the Everything Everywhere joint venture represented approximately 352,000 sq.m. at the end of 2011; 180,000 sq.m. of this space were previously Orange UK premises.

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9.1   ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

This section contains forward-looking statements about France Telecom-Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most important risks are presented in Chapter 4 Risk Factors. See also information under Forward-looking Information at the beginning of this document.

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS, see Notes 1 and 18 to the consolidated financial statements).

The operating segments are described in Section 9.1.3 Analysis by operating segment. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions.

The changes below are calculated based on data in thousands of euros, although displayed in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see the Financial glossary appendix) for the 2009 and 2010 fiscal years is set out in Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

9.1.1  Overview

This section sets out, for the France Telecom-Orange group, i) the financial data and workforce information, ii) a summary of results for the 2011 fiscal year, iii) the effect of changes in regulated prices and iv) the significant events.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment losses and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (Capex) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

9.1.1.1   Financial data and workforce information

OPERATING DATA

(in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	45,277	46,020	45,503	(1.6)%	(0.5)%	44,845
Reported EBITDA (2)	15,129	14,528	14,337	4.1%	5.5%	14,264
Reported EBITDA/Revenues	33.4%	31.6%	31.5%			31.8%
Operating income	7,948	7,353	7,562	8.1%	5.1%	7,650
Operating income/Revenues	17.6%	16.0%	16.6%			17.1%
Capex (2) (3)	5,770	5,584	5,522	3.3%	4.5%	5,041
Capex/Revenues	12.7%	12.1%	12.1%			11.2%
Telecommunication licenses (3)	941	499	512	88.6%	83.8%	58
Investments financed through finance leases (3)	180	154	153	17.9%	17.8%	161
Average number of employees (full-time equivalents) (4)	165,533	165,198	161,392	0.2%	2.6%	163,690
Number of employees (active employees at end of period) (4)	171,949	170,960	168,694	0.6%	1.9%	164,651

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

(3)  Capital expenditures on tangible and intangible assets of continuing operations (see Section 9.1.2.5. Group capital expenditures).

(4)  See the Financial glossary appendix.

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RESTATED OPERATING DATA

(in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Restated EBITDA (2)	15,083	15,846	15,655	(4.8)%	(3.7)%	15,797
Restated EBITDA/Revenues	33.3%	34.4%	34.4%			35.2%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

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NET INCOME

(in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a historical basis	2009 data on a historical basis
Operating income	7,948	7,562	7,650
Finance costs, net	(2,033)	(2,000)	(2,206)
Income tax	(2,087)	(1,755)	(2,242)
Consolidated net income after tax of continuing operations	3,828	3,807	3,202
Consolidated net income after tax of discontinued operations (1)	-	1,070	200
Consolidated net income after tax	3,828	4,877	3,402
Net income attributable to owners of the parent	3,895	4,880	3,018
Non-controlling interests	(67)	(3)	384

(1)  Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the date of its disposal. In 2010, this included 960 million euros in gains on asset disposals (see Section 9.1.2.3.4 Consolidated net income after tax of discontinued operations, Segment information of the consolidated financial statements and Note 2 to the consolidated financial statements).

NET FINANCIAL DEBT

(in millions of euros)	Fiscal years ended December 31
	2011 restated (2)	2011	2010 data on a historical basis	2009 data on a historical basis
Net financial debt (1)	32,331	30,890	31,840	32,534

(1)  See the Financial glossary appendix and Note 10 to the consolidated financial statements.

(2)  Net financial debt including i) the payment for the acquisition of the 4G mobile license in the 800 MHz band in France (on January 19, 2012, see Section 9.1.1.4 Significant events and Notes 14 and 16 to the consolidated financial statements) and ii) the payment arising from the lawsuit brought by DPTG against TP S.A. in Poland (on January 13, 2012, see Section 9.1.1.4 Significant events and Notes 15 and 16 to the consolidated financial statements.

For further information on the risks relating to the France Telecom-Orange group’s financial debt, see Section 4.1 Operational risks of the 2011 Registration Document.

9.1.1.2   Summary of 2011 results

In 2011, the France Telecom-Orange group enjoyed a number of successes:

•

the number of Group customers stood at 226.3 million as at December 31, 2011, up 8.0% year-on-year, on the back of the rapid growth of mobile services in Africa and the Middle East, which now include operations in Iraq and in the Democratic Republic of the Congo;

•

in France, the ADSL market share advanced 30.5% over the year. The Consumer mobile market share stabilized at around 40% and the Open quadruple play offer had garnered 1.2 million customers at December 31, 2011;

•

in Spain, revenues from mobile services (excluding the effect of the fall in regulated prices) grew at a faster pace, rising 7.1% between 2010 and 2011 on the back of a 3.6% increase between 2009 and 2010, despite the very challenging macro-economic climate; and

•

the auctions for 4G mobile frequencies ended successfully in France and Spain.

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Revenues totaled 45,277 million euros in 2011, in line with the Group’s most recent forecasts, stable in relation to 2010 on a comparable basis and excluding the effect of the fall in regulated prices.

Restated EBITDA (see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix) totaled 15,083 million euros in 2011. The ratio of restated EBITDA to revenues (33.3% in 2011) fell a modest 1.1 points between 2010 and 2011 (on both a historical and a comparable basis), in line with Group forecasts.

Capex of continuing operations (5,770 million euros in 2011) was up 3.3% on 2010 on a comparable basis, representing a ratio of Capex of continuing operations to revenues of 12.7% of revenues, in line with the 2011-2013 plan.

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Net financial debt (see the Financial glossary appendix) stood at 32,331 million euros at December 31, 2011 (including the payment for the acquisition of the 4G mobile license in the 800 MHz band in France, on January 19, 2012, and the payment arising from the lawsuit brought by DPTG against TP S.A. in Poland, on January 13, 2012, see Section 9.1.1.4 Significant events). The restated ratio of net financial debt (including the aforementioned items) to EBITDA stood at 2.09 at December 31, 2011.

The Board of Directors will propose a dividend of 1.40 euros per share for 2011 at the France Telecom Annual Shareholders’ Meeting, with the balance (0.80 euro per share) being paid in cash on June 13, 2012.

9.1.1.3   Impact of regulatory rate changes

The regulations governing the operations of the France Telecom-Orange group are described in Section 6.6 European regulation.

The effect of cuts to call termination and roaming rates between December 31, 2010 and December 31, 2011, was particularly significant in a number of countries, especially in France, Spain, Belgium, Poland and Switzerland. In 2011, cuts in regulated prices dragged down mobile and fixed line telephony revenues by around 750 million euros and Reported EBITDA by almost 230 million euros.

For further information on regulatory risks, see Section 4.2 Legal risks of the 2011 Registration Document.

9.1.1.4   Significant Events

In 2011, the Group operated in a challenging environment: worsening macro-economic climate with weak economic growth in certain European countries (in particular in France and Spain), a high regulatory burden, increased fiscal pressure and the effect of the political upheaval in the Middle East and in Africa (in particular in Egypt and the Ivory Coast).

Some of these factors would be expected to continue in 2012, with the financial crisis and recession possibly having a knock-on effect on consumer behavior in Europe, with a high regulatory burden, heightened fiscal pressure, as well as more intense competitive pressure (in particular in France with the arrival of the 4th mobile operator).

In light of the fact that 2012 will be challenging, the Group started preparing itself for this in 2011, working on its commercial offers (in particular in France) and on its operational efficiency and cost control programs, such as Chrysalid and the Buyin joint venture.

•

Change in the Group’s governance

At its meeting of February 23, 2011, the Board of Directors of France Telecom appointed Stéphane Richard as Chairman and Chief Executive Officer, with effect from March 1, 2011.

Upon recommendation of Stéphane Richard, at its meeting of October 26, 2011, the Board of Directors of France Telecom appointed Gervais Pellissier as CEO Delegate, with effect from November 1, 2011.

In addition, Stéphane Richard decided to appoint, with effect from November 1, 2011, three new Deputy CEOs: Delphine Ernotte Cunci, Pierre Louette and Bruno Mettling. Including Jean-Philippe Vanot, France Telecom-Orange now has four Deputy CEOs.

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Improved social climate

Implementation of the new social contract in France

In 2011, France Telecom-Orange signed five agreements with social partners, notably encompassing an agreement on youth employment, an agreement on the Forward-Looking Employment and Skills Management Program (Gestion Prévisionnelle des Emplois et des Compétences, GPEC), an agreement covering people with disabilities and an agreement on trials with a view to improving working conditions.

The results of the 4th employee satisfaction survey, carried out in December 2011, confirm for the third time in a row that there has been improvement, first noted in October 2010, across all five issues monitored. The anchoring of the new social contract into the day-to-day work of employees continues, in a spirit of cooperation, with the implementation of its 158 measures. The positive results of this survey notably show that the roll‑out of the new organizational model in France, with greater decentralization and increased managerial empowerment, is starting to pay off. As a result, 88% of employees feel that the quality of working life within the Group is as good as or better than in other companies.

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Extension of the international renewal program

In 2011, the Group extended its international renewal program, in particular by means of the Orange people charter, launched in the second half of 2011. This charter is based on six commitments to foster the development of the Group’s employees: offer diversified career paths, promote work practices that are focused on customer satisfaction, give managers the necessary authority to lead their teams to success, offer a quality working environment, recognize our teams for their personal and collective contributions to our success. This charter will be rolled out across most of the Group’s countries. This charter reflects the Group’s goal of becoming the preferred employer in all its markets.

Furthermore, the Group also undertook a change in management culture with a major internal training program, Orange Campus, and established a worldwide employee satisfaction survey (in place since the second half of 2011) to get employee feedback on their work environment.

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Investment in networks

The roll‑out of networks providing broadband and high capacity broadband Internet access remains one of the top priorities of the France Telecom-Orange group. In France, the Group reaffirmed its commitment to rolling out fiber optics (FTTH), and in 2011 and early 2012 signed agreements with the other main operators wishing to participate in these roll‑outs (Free, SFR and Bouygues Télécom). In parallel, in 2011 and early 2012, the Group invested in high capacity broadband mobile networks (LTE), with the acquisition of telecommunications licenses for the 4G mobile networks in France, Spain and Belgium.

Heightened Group commitment to high capacity broadband in France

In February 2011, France Telecom-Orange announced that it had responded to the Request for Expressions of Investment Intent made by the French government as part of its National High Capacity Broadband Program, which closed on January 31, 2011. By 2015, France Telecom-Orange aims to have brought fiber optics (FTTH) to 3,600 municipalities across 220 metropolitan areas, including all major cities and mid-sized towns, offering access to 10 million households by 2015 and 15 million households by 2020 (representing 17 million homes), or 60% of French households. The Group will work with other operators interested in taking part in the roll‑out, offering all forms of access provided for under the regulations, including joint financing. This represents an investment budget of 2 billion euros over the 2010–2015 period, taking particular account of lessons learned from past roll-outs. For areas not directly affected by this project, the Group wishes to develop a cooperative approach with local authorities, offering solutions to allow a move towards faster access speeds (fiber to distribution frames, satellite, etc.) and is prepared to take part in public‑sponsored networks designed in a complementary manner, as it has in Laval (Mayenne). The Group is also actively involved in the French government’s high capacity broadband pilot schemes program, taking part in four projects.

Partnership with Bouygues Telecom to roll out fiber optic networks in high-density areas

In January 2012, France Telecom-Orange and Bouygues Telecom signed a partnership covering the sharing of fiber optic networks (FTTH) rolled out by France Telecom-Orange across France. Under this partnership, France Telecom-Orange will provide shared access to the segment of its fiber optic networks serving buildings in high-density areas (constituting the 148 largest municipalities as defined by Arcep, Autorité de Régulation des Postes et Télécommunications Electroniques, the French regulator) to Bouygues Telecom. In this way France Telecom-Orange optimizes its roll-out costs by sharing the available resources of its fiber optic networks. France Telecom-Orange thus enables its partner to take advantage of the network coverage it rolls out in high-density areas, it being noted that it will be up to Bouygues Telecom to hook up buildings, either by rolling out its own networks within them or by signing up to one of the available sharing options. This partnership could potentially cover up to 1.7 million homes.

Roll-out of fiber optics in France outside of high-density areas and agreements with Free, SFR and Bouygues Telecom

In July 2011, France Telecom-Orange announced the publication of its access offer for third party operators to its fiber optic networks (FTTH) outside of high-density areas and signed agreements with Free (Iliad group) in July 2011, with SFR (Vivendi group) in November 2011, and with Bouygues Telecom in January 2012. This offer and these agreements follow-on from the February 2011 announcement of the Group’s roll‑out program for high capacity broadband in France (see above).

Outside of the high-density areas defined by Arcep, this program covers 3,440 municipalities comprising some 11 million homes by 2020 and includes all mid-sized towns in France. The regulatory framework for the roll‑out of fiber optics outside of high-density areas having taken shape in early 2011, France Telecom-Orange was able to put together its wholesale offer, which it published on July 19, 2011. This offer, which was first presented to Arcep, was submitted to the main fiber optic operators. In line with the principles laid down by Arcep, this offer allows the sharing of networks outside of high-density areas while leaving end users free to choose their service provider. The offer is open to all operators.

In July 2011, Free (Iliad group) signed up to this offer for the sixty or so metropolitan areas in which France Telecom plans to start rolling out fiber optics in 2011 and 2012, covering some 1,300 municipalities and five million homes by 2020.

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In November 2011, SFR (Vivendi group) also signed up to this offer. This agreement is of particular importance because of the 11 million homes that will be covered by France Telecom-Orange and SFR outside the high-density areas 9.8 million are in metropolitan areas in which both operators planned to roll out. Under the agreement, of these 9.8 million homes, France Telecom-Orange will cover 7.5 million and SFR 2.3 million.

In January 2012, Bouygues Telecom also signed up to the offer to share the terminating segment of France Telecom-Orange’s fiber optic networks. This offer means that Bouygues Telecom will have access to up to 8.9 million homes.

These agreements underpin France Telecom-Orange’s goal of rolling out fiber optics across France, and reflect the Group’s constructive approach to cooperation with the other market players. Furthermore, the roll-out of these networks will be done in close cooperation with the relevant local authorities.

Overall, adding in the roll-outs in high-density areas, by 2020 some 60% of French households will be covered by fiber optics as a result of investment by private operators. Moreover, France Telecom-Orange remains ready to work with local authorities on the various possible options for covering the remaining 40% of households, on the basis of complementarity and overall efficiency.

Acquisition of 4G mobile frequencies in France, Spain and Belgium

In France, in 2011, France Telecom-Orange acquired a frequency block of 20 MHz duplex in the 2.6 GHz band for 291 million euros (paid at end-2011). France Telecom-Orange was also awarded a frequency block of 10 MHz duplex in the 800 MHz band, part of the digital dividend, for 891 million euros (paid in early 2012). These two frequency bands are set aside for the 4G high capacity broadband mobile network. Arcep issued the licenses to use the corresponding frequencies in October 2011 for the 2.6 GHz band and in January 2012 for the 800 MHz band (see Notes 7, 14 and 16 to the consolidated financial statements).

In Spain, in 2011, Orange acquired a frequency block of 10 MHz in the 800 MHz band plus a frequency block of 20 MHz in the 2.6 GHz band for 447 million euros. These two frequency bands are set aside for the 4G high capacity broadband mobile network.

In Belgium, in 2011, Mobistar acquired a frequency block of 20 MHz duplex in the 2.6 GHz band, set aside for the 4G high capacity broadband mobile network, for 20 million euros.

Agreement between Orange Business Services and SITA for the joint development of global cloud computing infrastructure

Orange Business Services and SITA, an IT solutions provider for the air transport sector, signed an agreement in June 2011 to jointly develop high-performance and fully managed global cloud computing infrastructure. The managed infrastructure will provide worldwide secure and high-performance cloud computing services to operators in the air transport sector and to multinationals.

Each partner will use this infrastructure to offer its clients a more reliable cloud computing services portfolio, with broader global coverage.

Strategic partnership framework agreement between Orange and China Telecom in the business market

In October 2011, Orange and China Telecom signed a strategic partnership framework agreement with a view to taking advantage of the complementary nature of their networks and services. Under this agreement, the initial areas of cooperation involve i) improving access and services offered to Orange’s business customers in China and those of China Telecom in Europe (IP-VPN, outsourcing), ii) improving access for both companies to international cable networks, as well as iii) the provision of Wifi roaming services for their respective customers. The agreement may subsequently be expanded to other fields.

•

Improving operational efficiency

In 2011, the Group laid out its plans to improve its operational efficiency, notably by setting-up Buyin (procurement joint venture between France Telecom-Orange and Deutsche Telekom), by setting-up NetWorkS! (joint venture between PTK Centertel and PTC for access network sharing in Poland), as well as by launching Chrysalid (the Group’s operational efficiency program) and its initial results at end-2011.

Exploratory talks between France Telecom-Orange and Deutsche Telekom on various areas of possible cooperation

In February 2011, France Telecom-Orange and Deutsche Telekom announced that they were looking at possible areas of cooperation within an agreed technical framework. Both groups agreed to begin preliminary discussions on well-defined areas of cooperation with the goal of identifying possible value creation opportunities for the two companies, and benefiting their mobile and fixed-line customers, both in terms of service quality and in terms of offers tailored to their needs. France Telecom-Orange and Deutsche Telekom agreed on the following possible areas of cooperation: i) RAN sharing in Europe, ii) the improvement of Wifi user experience when traveling abroad, iii) equipment standardization, iv) cross-border Machine to Machine (M2M) standards and service quality, and v) a number of high growth potential areas of activity: technical cooperation on domestic multimedia servers; development of cross-border e-health services; technologies for connected vehicles and onboard multimedia services; as well as content and technical platforms for television and video services.

France Telecom-Orange and Deutsche Telekom announced at that time the first two achievements of their partnership with the establishment of an agreement to cooperate in the M2M field and a joint project to improve the user experience of Wifi roaming.

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Creation of Buyin, a procurement joint venture between France Telecom-Orange and Deutsche Telekom

Subsequent to the announcements in April 2011 and following receipt of the necessary authorizations, in October 2011 France Telecom-Orange and Deutsche Telekom announced the operational launch of their procurement joint venture Buyin. Both groups pooled their procurement activities for equipment (client and network), service platforms and IT infrastructure (starting with four pilot projects in this field).

The joint venture is targeting annual procurement savings of 1.3 billion euros after three years of operation: the potential savings are estimated at a minimum of 900 million euros for France Telecom-Orange and over 400 million euros for Deutsche Telekom, as a result of the harmonization of technological standards and of economies of scale. The commercial benefits in the field of network equipment will be rebalanced over the first three years of the joint venture.

A newly established company that is owned 50/50 by the two groups, Buyin is based in Brussels, but also has operational units in Paris and Bonn. France Telecom-Orange’s investment in Buyin is recognized using the equity method (see Note 14 to the consolidated financial statements).

Creation of NetWorkS!, a joint venture between PTK Centertel and PTC for access network sharing in Poland

Following the signature of a letter of intent in December 2010, PTK Centertel, a subsidiary of the TP Group (France Telecom-Orange), and Polska Telefonia Cyfrowa (PTC), a subsidiary of T-Mobile (Deutsche Telekom), signed an agreement to share access network infrastructure in July 2011. The agreement is for a 15-year period (with an option to extend) and is limited to technical aspects, each operator retaining ownership of its networks and its frequencies. The two operators continue to compete under their existing brands, both in the consumer and wholesale markets.

This agreement covers the management, planning, development and maintenance of pooled networks. This work is already being undertaken by NetWorkS!, a new company which is 50/50 held by the two groups. France Telecom-Orange’s investment in NetWorkS! is recognized using the equity method.

Launch of Chrysalid, the Group’s operational efficiency program

In 2011, the Group launched Chrysalid, an operational efficiency program running to 2015. The goal is to identify all areas in which the Group can improve its operational efficiency and optimize its practices, with a view to controlling growth in expenditure and to apply this change throughout the Group, by sharing best practices across countries. The goal is to cut 2.5 billion euros by 2015 (including 1.5 billion euros by 2013) from the expected increase in operational expenses by 2015 compared with the cost base in 2010.

•

Change in asset portfolio

In 2011, the France Telecom-Orange group pushed forward with its international expansion strategy with a view to developing its growth drivers by moving into new high growth potential emerging markets. This resulted in acquisitions in Iraq and in the Democratic Republic of the Congo, as well as, in early 2012, in discussions regarding the changes to the Mobinil (parent compagny of ECMS) shareholders’ agreement in Egypt. In parallel, the Group reviewed its asset portfolio in Europe, selling off non-strategic assets (TP Emitel in Poland), and the announced disposal of the Group’s operations in Switzerland and Austria.

Acquisition of 20% of Korek Telecom in Iraq

In July 2011, France Telecom-Orange and Agility took a 44% stake in the Iraqi mobile telephony operator Korek Telecom, via a joint venture 54% owned by Agility and 46% owned by France Telecom-Orange. France Telecom-Orange thus holds a 20.2% indirect stake in Korek Telecom. The acquisition of this interest resulted in a disbursement of 305 million euros, comprising 177 million euros in share purchase costs (including transaction fees) and the provision of a 128 million euros shareholder loan. France Telecom-Orange’s investment in Korek Telecom is recognized using the equity method.

Under this agreement, the company established by the Agility and France Telecom-Orange joint venture may in 2014 exercise a call option allowing it to increase its interest in Korek Telecom from 44% to 51%. France Telecom-Orange has first call on funding this acquisition, thereby allowing it to take direct control of the joint venture and indirect control of Korek Telecom by raising its indirect interest in it to 27% (see Notes 2, 9 and 14 to the consolidated financial statements).

Through this partnership with Agility, France Telecom-Orange contributes its marketing, commercial and technical expertise in order to strengthen the position of Korek Telecom as the leading operator in Iraqi Kurdistan (population of 5 million) and to expand its operations throughout the rest of Iraq (total population of 33 million).

This deal enables France Telecom-Orange to strengthen its position in the Middle East and is part of the Group’s international strategy, the aim of which is to speed up its growth by moving into new high growth potential markets.

Acquisition of 100% of Congo Chine Telecom in the Democratic Republic of the Congo

In October 2011, France Telecom-Orange acquired 100% of the mobile telephony operator Congo Chine Telecom from the Chinese telephone equipment manufacturer ZTE (51%) and from the government of the Democratic Republic of the Congo (49%). The disbursement for this acquisition totaled 153 million euros (see Note 2 to the consolidated financial statements).

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France Telecom-Orange brings its marketing, commercial and technical expertise as well as its Orange brand to Congo Chine Telecom, in order to develop the network of the Congolese operator. With over 70 million inhabitants, the Democratic Republic of the Congo is the 4th largest country in Africa in terms of population, but, at a mere 17%, its mobile penetration rate is well below the level of most neighboring countries. Holding a national mobile license and substantial market share in certain parts of the country, Congo Chine Telecom enjoys strong growth potential over the coming years.

This acquisition is part of France Telecom-Orange’s international expansion strategy and enables the Group to strengthen its position in Africa.

Discussions on changing the Mobinil shareholders’ agreement (ECMS parent company) in Egypt

In February 2012, France Telecom-Orange and Orascom Telecom Media and Technology Holding S.A.E (OTMT) announced that they had entered into discussions regarding a change to the shareholders’ agreement they signed in 2010. These discussions relate to their interests in ECMS and Mobinil and include put and call options (see Note 14 to the consolidated financial statements). The parties signed a non-binding memorandum of understanding regarding their interests in ECMS and Mobinil in which they foresee:

•

the early disposal by OTMT of the bulk of its shares in Mobinil/ECMS to France Telecom-Orange, at a price of 202.5 Egyptian pounds per ECMS share. France Telecom-Orange would thus launch a tender offer at the same price for the ECMS float, which would be subject to approval by the Egyptian Financial Supervisory Authority (EFSA);

•

OTMT would retain 5% of the ECMS share capital;

•

France Telecom-Orange and OTMT would amend certain provisions of the Mobinil shareholders’ agreement signed in 2010, so that the company’s governance would reflect the new shareholder structure and in order to establish the usual mechanisms for protecting the interests of minority shareholders;

•

OTMT would retain similar voting rights and representation on the Board of Directors to those it enjoys at present.

This possible deal is subject to the completion of binding agreements as well as approval by governing bodies and competent authorities (see Note 16 to the consolidated financial statements).

Acquisition of Compagnie Européenne de Téléphonie (CET)

In July 2011, France Telecom-Orange took control of Compagnie Européenne de Téléphonie (CET) and took its stake in the company to 100%. The net disbursement for this purchase totaled 61 million euros. France Telecom-Orange’s investment in Compagnie Européenne de Téléphonie (CET), which was previously recognized through the equity method, is now fully consolidated (see Notes 2 and 9 to the consolidated financial statements).

France Telecom-Orange thus takes control of the complete retail network trading under the brands Photo Service, Photo Station and PhotoService.com as well as franchised Orange stores. This deal means that Orange is able to offer its customers a genuine physical presence in the telecommunications market in France (with circa 1,200 sales outlets), to continue rolling out different format stores in response to their needs, and to capitalize on the expertise of Compagnie Européenne de Téléphonie (CET) in the field of photography.

Disposal of 100% of TP Emitel by TP Group

In June 2011, TP S.A. disposed of 100% of its subsidiary TP Emitel, focused on building, leasing and maintaining radio and broadcasting infrastructure, for 410 million euros (net of transaction costs and cash transferred). The gain on the disposal of TP Emitel amounted to 197 million euros. In light of France Telecom-Orange’s 50.2% interest in TP Group, the impact on net income attributable to owners of the parent totaled 46 million euros (see Note 2 to the consolidated financial statements).

This disposal was part of TP Group’s strategy to dispose of non-strategic assets for its business.

Disposal of 100% of Orange Suisse

In accordance with the agreement signed in December 2011 and following the granting of the necessary approvals (see Notes 2 and 6 to the consolidated financial statements), in February 2012 France Telecom-Orange finalized the sale of 100% of Orange Suisse.

On the basis of a entreprise value of 2.0 billion Swiss francs, and following deduction of the external net debt of Orange Suisse (including primarily future payment for frequencies which Orange Suisse acquired in February 2012, prior to its sale), the net proceed to France Telecom-Orange amounts to 1.83 billion Swiss francs (slightly more than 1.5 billion euros).

Orange Suisse will continue to pay France Telecom-Orange for use of the Orange brand in Switzerland.

This deal marks a major milestone in the strategy of optimizing the asset portfolio of the France Telecom-Orange group, announced in May 2011.

Disposal of 35% of Orange Austria in Austria

In February 2012, the France Telecom-Orange group and its partner Mid Europa Partners (MEP), respectively holding 35% and 65% of the Orange Austria sub-group, signed a disposal agreement transferring their stake to Hutchison 3G Austria.

This disposal of the Orange Austria sub-group remains subject to the lifting of certain conditions precedent, in particular receipt of approval from the competition authorities and from the Austrian telecommunications regulator. This deal would terminate the commitments pertaining to the securities of the Orange Austria sub-group, in particular the call option held by France Telecom-Orange on the securities owned by MEP to June 21, 2013, at a price equal to the market value, subject to a minimum price. This agreement should enable France Telecom-Orange to generate circa 70 million euros from the sale of its interest (see Note 16 to the consolidated financial statements).

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Following the announcement of the disposal of Orange Suisse, this agreement represents a further milestone in the strategy of optimizing the asset portfolio of the France Telecom-Orange group announced in May 2011.

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Content strategy

Orange’s content strategy is now focused on aggregation and broadcasting on the back of strong partnerships such as the one entered into with Deezer in music. In 2011, this strategy notably resulted in the acquisition of 49% of Dailymotion and in the partnership signed with CANAL+ with respect to the Orange cinéma series channel package.

Acquisition of 49% of Dailymotion

In April 2011, France Telecom-Orange acquired 49% of the share capital of Dailymotion, the second largest online video site worldwide, for 66 million euros (including transaction costs and shareholder loan). France Telecom-Orange’s investment in Dailymotion is recognized using the equity method.

The agreement also allows the Group to take its interest in Dailymotion to 100% from 2013, via a series of call and put options, and provides for possible investment by new industry partners (see Notes 2, 9 and 14 to the consolidated financial statements).

This acquisition will allow Orange to develop a comprehensive multi-screen video offer in France.

Partnership between France Telecom-Orange and CANAL+ with respect to the Orange cinéma series channel package

In November 2011, France Telecom-Orange and CANAL+ signed their strategic partnership, as announced in July 2011. This agreement provides for a minority interest for CANAL+ in the share capital of Orange Cinéma Séries. Orange Cinéma Séries will thus be 66.66% owned by France Telecom-Orange and 33.33% by CANAL+, and its governance will be undertaken by the two partners in proportion to their interests (see Note 2 to the consolidated financial statements). The terms of the agreement include, notably:

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ensuring editorial continuity of the five channels in the Orange Cinéma Séries package by retaining their current branding and names (Orange cinemax, Orange cinehappy, Orange cinenovo, Orange cinechoc, Orange cinegeant) and the related interactive services;

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broadening distribution: with Orange continuing the distribution of its channel package, including interactive services to its customers, CANAL+ will open this offer up to all CANALSAT subscribers and the partnership also foresees making the package available to all interested operators; and

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the broadening of the distribution of the Orange cinéma series package must give rise to an improved financial balance.

This agreement will also result in the strengthening of the existing partnership between Orange and CANAL+ for the distribution of CANAL+ and CANALSAT products and services across the Orange network. Finally, Orange and CANAL+ will capitalize on their respective strengths: one in editorial matters, the other in terms of technology, in particular with respect to new services.

Rights to broadcast French League 1 football matches

In February 2008, Orange had acquired the rights to broadcast French League 1 football matches from the French Professional Football League (LFP), for four seasons, for 203 million euros per calendar year. In 2011, Orange did not bid for these broadcasting rights beyond the 2011-2012 season.

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Preparation for the arrival of the 4th mobile operator in France

Starting in 2011, Orange began preparing for the arrival of the 4th mobile operator in France (Free Mobile, which began commercial operations in January 2012) by both adapting its consumer offers (launch of the new Sosh brand, success of the Open quadruple play offers, tweaking offers…) and by signing a national 2G and 3G mobile roaming agreement with the new operator.

Launch of Sosh

In October 2011, the Group launched commercial operations of Sosh, its new 100% digital, community-based, progressive and flexible brand. Sosh is designed to meet the specific needs of 18-35 year olds who are highly active on the Internet and on social media networks, with three non-contract cut price plans. Sosh had some 30,000 customers at December 31, 2011.

In response to the arrival of the 4th operator on January 12, 2012, the content and pricing of Sosh’s offers were adjusted within 48 hours.

Success of Open quadruple play offers

Following their launch in August 2010, the Open quadruple play offers continued to do well in 2011, with 1.2 million customers at December 31, 2011.

National 2G and 3G mobile roaming agreement between France Telecom-Orange and Free Mobile

In March 2010, France Telecom-Orange and Free Mobile (Iliad group) signed a national 2G and 3G mobile roaming agreement. This agreement has been in effect since January 2012, following the finding by Arcep that Free Mobile (which, when signing its license, undertook to roll out a network covering at least 90% of the population by 2018) enjoyed at least 25% population coverage.

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Launch by France Telecom-Orange and Publicis Group of a digital economy investment fund

In November 2011, France Telecom-Orange and Publicis Group announced the launch of an investment fund to accelerate the development of the digital economy. The purpose of this fund is to finance digital economy entrepreneurs and to realize the sector’s strong potential for creativity, innovation and growth. France Telecom-Orange and Publicis Group undertook to jointly invest 150 million euros. Beyond their own commitments, the two sponsors plan to encourage other investors to join them with a view to ultimately raising the fund to 300 million euros. The fund will first and foremost target companies involved in digital technologies, services and content (online marketing, e-commerce, mobile content and services, online gaming, social networks…), as well as related technologies and infrastructure (middleware, cloud computing, security, online payments).

This fund will be run by a management company and its investment decisions will be taken by an independent France Telecom-Orange and Publicis Group investment committee.

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Litigation

Final settlement of the dispute between TP S.A. and DPTG in Poland

In January 2012, TP S.A., 50.2%-owned subsidiary of France Telecom-Orange, and DPTG (Danish Polish Telecommunications Group) signed a final agreement settling the proceedings between the two groups arising from a 2001 dispute as to the interpretation of a turnkey sales agreement entered into in 1991, and which ran from 1994 to 2009, for the supply of components of a fiber optic transmission system, called the North-South Link (NSL), by the Danish company DPTG to the Polish Posts and Telecommunications Administration, of which TP S.A. is the successor.

As a result of this settlement, in January 2012, TP S.A. paid 550 million euros to DPTG which, in return, waived all its legal rights and rights of action.

Given the provision of 542 million euros that had already been set aside by TP S.A. at December 31, 2010, the additional provision recognized in 2011 was limited to 8 million euros (see Notes 4, 15 and 16 to the consolidated financial statements).

Fine handed down by the European Commission against TP S.A. for abuse of a dominant position in the wholesale broadband Internet access market in Poland

In June 2011, the European Commission, as part of proceedings brought in April 2009, handed down a fine of 128 million euros against TP S.A. for abuse of a dominant position in the wholesale broadband Internet access market in Poland. In September 2011, TP S.A. lodged an appeal against this decision with the General Court of the European Union (GCEU). This decision resulted in the recognition of an additional provision of 115 million euros in 2011. In 2010, a 13 million euros provision had already been recognized in this respect (see Notes 4 and 15 to the consolidated financial statements).

Decision of the European Commission on the financing of the risk of unemployment and job loss of state employees working for France Telecom-Orange when the Group was privatized in 1997

In May 2008, the European Commission launched an in-depth investigation into compliance with Community regulations on State aid of the reform of pension financing for State employees working for France Telecom-Orange introduced by the French Act of July 26, 1996, when France Telecom was privatized  (transformed into a société anonyme).

In December 2011, following its investigation, the European Commission announced that France Telecom-Orange should bear and finance the risk of unemployment and job loss of state employees working for it, even though this is a risk to which they are not exposed.

France Telecom-Orange considers that this decision creates a major structural disadvantage for the Company compared with its competitors and goes against a number of past decisions handed down by the European Commission, in particular its 2007 decision on an identical reform at La Poste.

Were the Commission’s decision to take effect from 2012, France Telecom-Orange estimates that this would increase its employer contributions by around 140 million euros in year one (on a full year basis), a sum that would drop year on year as the Company’s state employees retired, before finally disappearing in 2042. France Telecom-Orange will file a suit with the General Court of the European Union (GCEU, see Note 15 to the consolidated financial statements).

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Dividends

The France Telecom Shareholders’ Meeting held on June 7, 2011 resolved to pay out a dividend of 1.40 euros per share in respect of 2010. Given the interim dividend of 0.60 euro per share, which was paid out on September 2, 2010 for a total of 1,589 million euros, the remainder of the dividend, which totaled 0.80 euro per share, was paid out on June 15, 2011 and amounted to a total of 2,118 million euros (see Note 13 to the consolidated financial statements).

The Board of Directors of France Telecom resolved on July 27, 2011 to pay shareholders an interim dividend of 0.60 euro per share in respect of 2011. The payment was made on September 8, 2011 and amounted to 1,585 million euros (see Note 13 to the consolidated financial statements).

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9.1.1.5   Economic and political risks in sensitive areas

As part of its strategy, France Telecom-Orange is exploring sources of growth in new countries and businesses. To this end, France Telecom-Orange invested in telecommunications companies located in Eastern Europe (notably in Romania), the Middle East (notably in Egypt) and in Africa (notably in the Ivory Coast and Tunisia). These regions saw political or economic instability in 2011 that affected the operations and results of Group companies in these countries (see in particular Section 9.1.3.4 Rest of the World regarding the situation in Egypt and Romania).

For further information on the risks relating to these investments as well as the other risk factors, see Section 4 Risk Factors of the 2011 Registration Document.

9.1.2  Analysis of the Group’s income statement and capital expenditures

This section sets out, for the France Telecom-Orange group, i) the transition from revenues to Reported EBITDA, ii) the transition from Reported EBITDA to operating income, iii) the transition from operating income to net income, iv) the transition from net income to total comprehensive income, and v) capital expenditures.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment losses and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (Capex) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

9.1.2.1   From Group revenues to Reported EBITDA

(in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	45,277	46,020	45,503	(1.6)%	(0.5)%	44,845
External purchases (2)	(19,638)	(19,610)	(19,375)	0.1%	1.4%	(18,748)
Other operating income and operating expenses (2)	(1,805)	(1,990)	(1,959)	(9.3)%	(7.9)%	(1,643)
Labor expenses (2)	(8,815)	(9,276)	(9,214)	(5.0)%	(4.3)%	(9,010)
Gain (losses) on disposal of businesses and assets	246	63	62	289.1%	294.4%	(3)
Restructuring costs and similar items	(136)	(679)	(680)	(80.1)%	(80.1)%	(213)
General Court of the EU ruling of November 30, 2009	-	-	-	-	-	(964)
Reported EBITDA	15,129	14,528	14,337	4.1%	5.5%	14,264
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

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9.1.2.1.1   Revenues

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Change in revenues

REVENUES (2) (in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
France	22,534	23,314	23,308	(3.3)%	(3.3)%	23,651
Spain	3,993	3,821	3,821	4.5%	4.5%	3,887
Poland	3,625	3,781	3,934	(4.1)%	(7.8)%	3,831
Rest of the World	8,795	8,879	8,248	(0.9)%	6.6%	7,210
Enterprise	7,101	7,213	7,216	(1.6)%	(1.6)%	7,532
International Carriers & Shared Services	1,610	1,626	1,600	(1.0)%	0.6%	1,387
Eliminations	(2,381)	(2,614)	(2,624)			(2,653)
GROUP TOTAL	45,277	46,020	45,503	(1.6)%	(0.5)%	44,845
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Note 3 to the consolidated financial statements.

2011 vs. 2010

The revenues of the France Telecom-Orange group totaled 45,277 million euros in 2011, down 0.5% on a historical basis and 1.6% on a comparable basis compared with 2010.

On a historical basis, the 0.5% or 226 million euros decline in Group revenues between 2010 and 2011 reflected

•

the positive impact of changes in the scope of consolidation and other changes, which amounted to 770 million euros and mainly comprised the 687 million euros stemming from the full consolidation of Mobinil and its subsidiaries on July 13, 2010;

•

more than offset i) by the negative effect of foreign exchange fluctuations, amounting to 253 million euros, primarily as a result of falls in the value of the Egyptian pound and Polish zloty against the euro, as well as ii) organic change on a comparable basis, representing a 743 million euros decline in revenues.

On a comparable basis, the 1.6% or 743 million euros decline in Group revenues between 2010 and 2011 was attributable in large part to the negative effect of the fall in regulated prices (748 million euros), particularly in France, Spain, Belgium, Poland and Switzerland:

•

the change in revenues in France (down 3.3% or 780 million euros) was mainly due to the negative effect of the fall in regulated prices, and, to a lesser extent, to the decline in traditional telephone services (subscriptions and calling services) as well as the adverse impact of the partial passing on, in customer prices, of the VAT increase that came into effect on January 1, 2011. Against a challenging economic backdrop, the mobile business in France saw revenues rise 0.8% (4.3% excluding the effect of the fall in regulated prices) between 2010 and 2011;

•

conversely, revenues in Spain grew 4.5% or 172 million euros year-on-year. Continuing the gradual improvement seen over a number of half-year periods, revenues are now driven by growth in both mobile services and fixed-line activities, despite the negative effect of the fall in regulated prices. Revenues from mobile services in Spain notably grew 4.1% (7.1% excluding the effect of the fall in regulated prices) between 2010 and 2011;

•

the decline in revenues in Poland (down 4.1% or 156 million euros) was in large part due to the fall-off in traditional telephone services (subscriptions and calling services), as well as, to a lesser extent, to the negative effect of the fall in regulated prices. Overall, revenues in Poland fell at a slower rate of 4.1% between 2010 and 2011, compared with a fall of 5.1% between 2009 and 2010. Mobile services in Poland saw a very modest 0.1% drop in revenues (but up 3.1% excluding the effect of the fall in regulated prices) between 2010 and 2011;

•

revenues from the Rest of the world were down 0.9% or 84 million euros year-on-year. This performance was largely due to the fall-off in revenues in Western Europe (Switzerland and Belgium, primarily as a result of the negative effect of the fall in regulated prices) and, to a lesser extent, in Central Europe (Romania and Slovakia). Revenues in Africa and the Middle East were for their part almost unchanged, although on the back of mixed performances: i) sharp falls in the Ivory Coast (-9.0%) and in Egypt (-5.9%), as a result of the political upheaval in these two countries in the first half of 2011 and a boycott of Mobinil in Egypt in the second half of 2011 and ii) conversely, dynamic growth in the rest of Africa and the Middle East (+6.1%);

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Enterprise revenues were down 1.6% or 112 million euros between 2010 and 2011. The Enterprise business continues to be affected by the downward trend in legacy networks, while nevertheless largely offset by an increase in services for growing networks and the solid performance of mature networks. Overall, Enterprise revenues fell at a markedly slower rate of 1.6% between 2010 and 2011, following a fall of 4.8% between 2009 and 2010;

•

finally, revenues from International Carriers & Shared Services were down 1.0% or 16 million euros year-on-year as a result of a fall-off in international transit services.

2010 vs. 2009

The France Telecom-Orange group’s revenues totaled 45,503 million euros in 2010, up 1.5% on a historical basis and down 1.4% on a comparable basis compared with 2009.

On a historical basis, the 1.5% or 658 million euros increase in Group revenues between 2009 and 2010 was attributable to:

•

the positive impact of change in the scope of consolidation and other changes, which amounted to 802 million euros; mainly comprising i) the full consolidation of Mobinil and its subsidiaries since July 13, 2010 in the amount of 721 million euros and ii), to a lesser extent, the acquisition of KPN Belgium Business (now known as Mobistar Enterprise Services) by Mobistar on March 31, 2010, in the amount of 62 million euros; and

•

the positive impact of foreign exchange fluctuations, which amounted to 485 million euros, attributable chiefly to change in the value of the Polish zloty (311 million euros) and the Swiss franc (80 million euros) against the euro; and

•

partially offset by organic change on a comparable basis, i.e. a 629 million euros decline in revenues.

On a comparable basis, the 1.4% or 629 million euros decline in Group revenues between 2009 and 2010 was largely attributable to the negative effect of the fall in regulated prices (902 million euros), particularly in France, Spain, Poland and Belgium:

•

between 2009 and 2010, the change in revenues on a comparable basis in Poland (down 5.1% or 211 million euros) and France (down 1.4% or 322 million euros) was mainly attributable to the negative effect of the fall in regulated prices and the decline in traditional telephone services (with a fall in the number of fixed-line telephony customers), linked in part to progress towards full unbundling, “Voice over IP” services and wholesale distribution of telephone subscriptions;

•

in Spain, the decline in revenues on a comparable basis between 2009 and 2010 was limited to 1.1% or 44 million euros, despite the negative effect of the fall in regulated prices. Between 2009 and 2010, revenues in Spain grew by 0.9% in the fourth quarter, after declines of 2.8% in the first quarter, 1.8% in the second quarter and 0.8% in the third quarter;

•

revenues from the Rest of the World were up 1.4% or 117 million euros on a comparable basis between 2009 and 2010. The increase was attributable in large part to i) sustained growth in revenues in Africa and the Middle East (up 4.9% or 150 million euros) and ii), to a lesser extent, growth in Western Europe (up 1.3% or 35 million euros), partially offset by iii) a decline in revenues in Central Europe (down 5.5% or 109 million euros), mainly in Romania and Slovakia;

•

between 2009 and 2010, Enterprise revenues on a comparable basis were down 4.8% or 363 million euros. The Enterprise business is still affected primarily by the downward trend in fixed-line telephony and traditional data services (reduction in the number of telephone lines, fall in the volume of telephone communications and decline in traditional data services), due in large part to the development of the wholesale distribution of telephone subscriptions and “Voice over IP” services, and the ongoing migration of corporate networks to the latest technologies. However, the decline in Enterprise revenues slowed, with revenues, between 2009 and 2010, down 7.0% in the first quarter, 4.9% in the second quarter, 3.7% in the third quarter and 3.5% in the fourth quarter;

•

finally, revenues from International Carriers & Shared Services were up 4.6% or 71 million euros, driven by growth in both international transit services and shared services.

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Changes in the number of customers

CUSTOMERS (2) (in millions, at end of period)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Number of mobile customers (3)	167.4	150.4	150.4	11.3%	11.3%	124.6
Number of contract customers	54.2	51.2	51.2	5.9%	5.9%	49.0
Number of prepaid customers	113.2	99.2	99.2	14.1%	14.1%	75.6
Number of fixed-line telephony customers	44.3	45.1	45.1	(1.8)%	(1.8)%	46.1
Number of Internet customers	14.7	14.1	14.1	4.3%	4.3%	14.1
of which number of broadband Internet customers	14.4	13.7	13.7	5.0%	5.0%	13.3
GROUP TOTAL (3)	226.3	209.6	209.6	8.0%	8.0%	184.8

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  The number of France Telecom-Orange group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method (see Note 9 to the consolidated financial statements).

(3)  Excluding customers of mobile virtual network operators (MVNOs).

9.1.2.1.2   Reported and Restated EBITDA

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment losses and the share of profits (losses) of associates (Reported EBITDA) as well as restated EBITDA are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and restated EBITDA and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

2011 vs. 2010

The Reported EBITDA of the France Telecom-Orange group totaled 15,129 million euros in 2011, up 5.5% on a historical basis and 4.1% on a comparable basis compared with 2010. The ratio of Reported EBITDA to revenues was 33.4% in 2011, up 1.9 points on a historical basis and 1.8 points on a comparable basis compared with 2010.

On a historical basis, the 5.5% or 792 million euros increase in Group Reported EBITDA between 2010 and 2011 was attributable to:

•

i) the positive impact of changes in the scope of consolidation and other changes, amounting to 293 million euros and mainly consisting of the 290 million euros arising from the full consolidation of Mobinil and its subsidiaries on July 13, 2010, ii) partially offset by the negative effect of foreign exchange fluctuations, amounting to 102 million euros, mainly due to changes in the strength of the Egyptian pound and the Polish zloty against the euro; and

•

by organic change on a comparable basis, i.e. a 601 million euros increase in Reported EBITDA.

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On a comparable basis, Group Reported EBITDA was up 4.1% or 601 million euros between 2010 and 2011. This change is detailed in the following table.

CHANGE IN REPORTED EBITDA – 2011 VS. 2010 (in millions of euros)	Fiscal years ended December 31
2010 Reported EBITDA (historical basis)	14,337
Foreign exchange fluctuations (1)	(102)
Changes in the scope of consolidation and other changes (1)	293
2010 Reported EBITDA (comparable basis) (1)	14,528
Increase (decrease) in revenues	(743)
Effect of the fall in regulated prices	(748)
Other	5
Decrease (increase) in external purchases (2)	(28)
Decrease (increase) in commercial expenses and content rights costs	(248)
Decrease (increase) in service fees and inter-operator costs	265
Effect of the fall in regulated prices	521
Other	(256)
Decrease (increase) in other network expenses and IT expenses	(45)
Decrease (increase) in other external purchases	-
Decrease (increase) in other operating expense (net of other operating income) (2)	185
Change in the provision covering the dispute between DPTG and TP S.A. in Poland (3)	258
Change in the provision covering the European Commission fine handed down against TP S.A. (3)	(102)
Other	29
Decrease (increase) in labor expenses (2)	461
Change in the provision covering the “Part-Time for Seniors” (TPS) and “Intermediate Part-Time” (TPI) plans	521
Expense for the free share award plan under the Conquests 2015 business plan	(37)
Other	(23)
Increase (decrease) in gains (losses) on disposal of businesses and assets	183
Gain on the disposal of TP Emitel by TP S.A. in Poland (3)	197
Other	(14)
Decrease (increase) in restructuring costs and similar items	543
Change in the provision covering the restructuring of the Orange sport and Orange Cinéma Séries businesses	528
Other	15
2011 Reported EBITDA	15,129
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix. (3) See Section 9.1.1.4 Significant events.

The France Telecom-Orange group’s Reported EBITDA includes:

•

in 2011, totaling plus 47 million euros:

•

a 197 million euros gain on the disposal by TP S.A. of its subsidiary TP Emitel (see Section 9.1.1.4 Significant events and Note 2 to the consolidated financial statements),

•

an additional provision of 115 million euros for the European Commission fine handed down against TP S.A. for abuse of a dominant position in the wholesale broadband Internet access market in Poland (see Section 9.1.1.4 Significant events and Notes 4 and 15 to the consolidated financial statements),

•

a 37 million euros expense arising from the free share award plan under the Conquests 2015 business plan (see Note 5 to the consolidated financial statements),

•

a 29 million euros reversal of the provision covering the “Part-Time for Seniors” (TPS) and “Intermediate Part-Time” (TPI) plans in France (see Note 5 to the consolidated financial statements),

•

an additional provision of 19 million euros for the restructuring of the Orange sport and Orange Cinéma Séries businesses in France (see Section 9.1.1.4 Significant events and Notes 2, 4 and 8 to the consolidated financial statements), and

•

an additional provision of 8 million euros for the dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events and Notes 4, 15 and 16 to the consolidated financial statements);

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•

in 2010, totaling minus 1,317 million euros:

•

a provision of 547 million euros for the restructuring of the Orange sport and Orange Cinéma Séries businesses in France (see Section 9.1.1.4 Significant events and Notes 2, 4 and 8 to the consolidated financial statements),

•

an additional provision of 492 million euros for the “Part-Time for Seniors” (TPS) and “Intermediate Part-Time” (TPI) plans in France following on from the agreement on the employment of seniors signed in November 2009 and the subsequent amendment signed in December 2010 (see Note 5 to the consolidated financial statements),

•

an additional provision of 266 million euros for the dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events and Notes 4, 15 and 16 to the consolidated financial statements), and

•

a provision of 13 million euros for the European Commission fine handed down against TP S.A. for abuse of a dominant position in the wholesale broadband Internet access market in Poland (see Section 9.1.1.4 Significant events and Notes 4 and 15 to the consolidated financial statements).

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

REPORTED EBITDA & RESTATED EBITDA – 2011 VS. 2010 (in millions of euros)		Fiscal years ended December 31
		2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis
Reported EBITDA	(a)	15,129	14,528	14,337	4.1%	5.5%
As % of revenues		33.4%	31.6%	31.5%
Gain on the disposal of TP Emitel by TP S.A. in Poland (2)		197	-	-
Provision covering the European Commission fine handed down against TP S.A. in Poland (2)		(115)	(13)	(13)
Expense for the free share award plan under the Conquests 2015 business plan		(37)	-	-
Provision covering the “Part-Time for Seniors” (TPS) and “Intermediate Part-Time” (TPI) plans in France		29	(492)	(492)
Provision covering the restructuring of the Orange sport and Orange Cinéma Séries businesses		(19)	(547)	(547)
Provision covering the dispute between DPTG and TP S.A. in Poland (2)		(8)	(266)	(266)
Total restated items	(b)	47	(1,317)	(1,317)
Restated EBITDA	(a-b)	15,083	15,846	15,655	(4.8)%	(3.7)%
As % of revenues		33.3%	34.4%	34.4%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 9.1.1.4 Significant events.

On a comparable basis and after factoring in items restated in 2010 and 2011, restated EBITDA (see above) would have fallen 4.8% or 763 million euros between 2010 and 2011, due to:

•

a 1.6% or 743 million euros drop in revenues, mainly due to i) the negative effect of the fall in regulated prices of 748 million euros, in particular in France, Belgium, Spain, Switzerland and Poland and ii), to a lesser extent, the adverse impact of the partial passing on, in customer prices, of the VAT increase that came into effect on January 1, 2011 in France, of 129 million euros;

•

a 4.9% or 331 million euros increase in commercial expenses (see the Financial glossary appendix), in large part due to i) increased purchases of handsets and other products sold, particularly in Spain, France and the Rest of the World (Belgium, Romania, Switzerland, etc.) primarily as a result of the rise in the proportion of purchases of high-end mobile handsets and the strengthening of the customer loyalty policy, as well as for Enterprise services (substantial equipment deliveries in the US in 2011) and ii), to a lesser extent, from the adverse impact of the VAT increase that came into effect on January 1, 2011 in France and which resulted in an additional 24 million euros in customer loyalty spending;

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•

a 1.7% or 45 million euros increase in other network expenses and IT expenses (see the Financial glossary appendix), mainly resulting from the rise in sub-contracting expenses for technical operation and maintenance, primarily in France, as a result of the increased number of transmitter sites in service and the higher cost of electricity;

•

a 0.3% or 24 million euros increase in labor expenses (see the Financial glossary appendix), stemming from the increase in wages and employee benefit expenses, which was nevertheless largely offset by i) the lower level of employee profit-sharing and ii), to a lesser extent, the decline in the share-based compensation expense; and

•

a 13 million euros decline in gains (losses) on disposal of businesses and assets.

These negatives were partially offset by:

•

a 4.3% or 266 million euros reduction in service fees and inter-operator costs (see the Financial glossary appendix), attributable to i) the positive effect of the fall in regulated prices on interconnection costs of 521 million euros, ii) the fall in interconnection costs of Enterprise services, reflecting a slowdown in business, and iii) making it possible to offset the impact of higher traffic volumes, in particular of text messages (SMS);

•

an 83 million euros decline in content rights costs and other external purchases (see the Financial glossary appendix), as a result of i) the elimination in 2011 of losses stemming from the Orange sport and Orange Cinéma Séries businesses in France, by means of a 248 million reversal of the restructuring provision (see Notes 4 and 8 to the consolidated financial statements), ii) partially offset by higher purchases primarily of music and television rights content in France (Deezer, video-on-demand, copyright, etc.); and

•

a 29 million euros reduction in other operating expense (net of other operating income, see the Financial glossary appendix) and the 16 million euros reduction in restructuring costs and similar items.

After factoring in items restated in 2010 and 2011, the ratio of restated EBITDA (see above) to revenues would have been 33.3% in 2011, down 1.1 points on 2010 on a comparable basis.

2010 vs. 2009

The Reported EBITDA of the France Telecom-Orange group totaled 14,337 million euros in 2010, up 0.5% on a historical basis and down 2.8% on a comparable basis compared with 2009. The ratio of Reported EBITDA to revenues was 31.5% in 2010, down 0.3 points on a historical basis, and 0.5 points on a comparable basis compared with 2009.

On a historical basis, the 0.5% or 73 million euros increase in Group Reported EBITDA between 2009 and 2010 includes:

•

i) the positive impact of changes in the scope of consolidation and other changes, amounting to 360 million euros and mainly consisting of the 329 million euros arising from the full consolidation of Mobinil and its subsidiaries on July 13, 2010, ii) the positive impact of foreign exchange fluctuations, amounting to 119 million euros, largely due to changes in the strength of the Polish zloty against the euro (116 million euros);

•

in large part offset by organic change on a comparable basis, i.e. a 406 million euros decline in Reported EBITDA.

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On a comparable basis, Group Reported EBITDA was down 2.8% or 406 million euros between 2009 and 2010. This change is detailed in the following table:

CHANGE IN REPORTED EBITDA – 2010 VS. 2009 (in millions of euros)	Fiscal years ended December 31
2009 Reported EBITDA (historical basis)	14,264
Foreign exchange fluctuations (1)	119
Changes in the scope of consolidation and other changes (1)	360
2009 Reported EBITDA (comparable basis) (1)	14,743
Increase (decrease) in revenues	(629)
Effect of the fall in regulated prices	(902)
Other	273
Decrease (increase) in external purchases (2)	(42)
Decrease (increase) in commercial expenses and content rights costs	(397)
Decrease (increase) in service fees and inter-operator costs	225
Effect of the fall in regulated prices	632
Other	(407)
Decrease (increase) in other network expenses and IT expenses	38
Decrease (increase) in other external purchases	92
Decrease (increase) in other operating expense (net of other operating income) (2)	(241)
Provision covering the dispute between DPTG and TP S.A. in Poland (3)	(266)
Provision covering the European Commission fine handed down against TP S.A. (3)	(13)
Other	38
Decrease (increase) in labor expenses (2)	(56)
Change in the provision covering the “Part-Time for Seniors” (TPS) and “Intermediate Part-Time” (TPI) plans	77
Other	(133)
Increase (decrease) in gains (losses) on disposal of businesses and assets	63
Decrease (increase) in restructuring costs and similar items	(465)
Provision for the restructuring of the Orange sport and Orange Cinéma Séries businesses	(547)
Other	82
General Court of the EU ruling of November 30, 2009	964
2010 Reported EBITDA (historical basis)	14,337
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix. (3) See Section 9.1.1.4 Significant events.

The France Telecom-Orange group’s Reported EBITDA includes:

•

in 2010, totaling minus 1,317 million euros:

•

a provision of 547 million euros for the restructuring of the Orange sport and Orange Cinéma Séries businesses in France (see Section 9.1.1.4 Significant events and Notes 2, 4 and 8 to the consolidated financial statements),

•

an additional provision of 492 million euros for the “Part-Time for Seniors” (TPS) and “Intermediate Part-Time” (TPI) plans in France following on from the agreement on the employment of seniors signed in November 2009 and the subsequent amendment signed in December 2010 (see Note 5 to the consolidated financial statements),

•

an additional provision of 266 million euros for the dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events and Notes 4, 15 and 16 to the consolidated financial statements), and

•

a provision of 13 million euros for the European Commission fine handed down against TP S.A. for abuse of a dominant position in the wholesale broadband Internet access market in Poland (see Section 9.1.1.4 Significant events and Notes 4 and 15 to the consolidated financial statements);

•

in 2009, totaling minus 1,533 million euros:

•

an expense of 964 million euros relating to the General Court of the European Union’s ruling concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Note 15 to the consolidated financial statements), and

•

a provision of 569 million euros covering the implementation of the “Part-Time for Seniors” (TPS) plan in France following the signing in November 2009 of an agreement on the employment of seniors (see Note 5 to the consolidated financial statements).

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To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA:

REPORTED EBITDA & RESTATED EBITDA – 2010 VS. 2009 (in millions of euros)		Fiscal years ended December 31
		2010 data on a historical basis	2009 data on a comparable basis (1)	2009 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis
Reported EBITDA	(a)	14,337	14,743	14,264	(2.8)%	0.5%
As % of revenues		31.5%	32.0%	31.8%
Provision for the restructuring of the Orange sport and Orange Cinéma Séries businesses		(547)	-	-
Provision covering the “Part-Time for Seniors” (TPS) and “Intermediate Part-Time” (TPI) plans in France		(492)	(569)	(569)
Provision covering the dispute between DPTG and TP S.A. in Poland (2)		(266)	-	-
Provision covering the European Commission fine handed down against TP S.A. in Poland (2)		(13)	-	-
General Court of the EU ruling of November 30, 2009		-	(964)	(964)
Total restated items	(b)	(1,317)	(1,533)	(1,533)
Restated EBITDA	(a-b)	15,655	16,275	15,797	(3.8)%	(0.9)%
As % of revenues		34.4%	35.3%	35.2%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 9.1.1.4 Significant events.

On a comparable basis and after factoring in items restated in 2009 and 2010, restated EBITDA (see above) would have fallen 3.8% or 621 million euros between 2009 and 2010, due to:

•

a 1.4% or 629 million euros decline in revenues, attributable mainly to the fall in Enterprise revenues, and slower business in Poland and France, in both cases stemming from the negative impact of regulatory measures;

•

a 1.6% or 133 million euros increase in labor expenses, attributable mainly to wage increases and in part to the implementation of the new social contract in France (see Section 9.1.1.4 Significant events); and

•

by a 0.2% or 42 million euros increase in external purchases, stemming from an increase in commercial expenses, in large part offset by i) a reduction in service fees and inter-operator costs, thanks mainly to cuts to call termination and roaming rates, ii) a decline in other external purchases, iii) a reduction in other network expenses and IT expenses, and iv) to a lesser extent, a decline in purchases of content rights.

These adverse items were partially offset by i) an 82 million euros reduction in restructuring costs and similar items, ii) a 63 million euros increase in gains (losses) on disposal of businesses and assets, and iii), to a lesser extent, a 2.2% or 37 million euros reduction in other operating expense (net of other operating income).

After factoring in items restated in 2009 and 2010, the ratio of restated EBITDA (see above) to revenues would have been 34.4% in 2010, down 0.9 points on 2009 on a comparable basis.

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9.1.2.2   From Group Reported EBITDA to operating income

(in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Reported EBITDA	15,129	14,528	14,337	4.1%	5.5%	14,264
Depreciation and amortization	(6,735)	(6,538)	(6,461)	3.0%	4.2%	(6,234)
Remeasurement resulting from business combinations	-	-	336	-	N/A	-
Reclassification of cumulative translation adjustment from liquidated entities	642	-	-	-	-	-
Impairment of goodwill	(611)	(478)	(509)	27.7%	20.0%	(449)
Impairment of fixed assets	(380)	(114)	(127)	233.4%	199.5%	(69)
Share of profits (losses) of associates	(97)	(45)	(14)	114.5%	ns	138
Operating income	7,948	7,353	7,562	8.1%	5.1%	7,650
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

2011 vs. 2010

In 2011, the operating income of the France Telecom-Orange group totaled 7,948 million euros, up 5.1% on a historical basis and 8.1% on a comparable basis compared with 2010.

CHANGE IN OPERATING INCOME – 2011 VS. 2010 (in millions of euros)	Fiscal years ended December 31
2010 operating income (historical basis)	7,562
Foreign exchange fluctuations (1)	6
Changes in the scope of consolidation and other changes (1)	(215)
2010 operating income (comparable basis) (1)	7,353
Increase (decrease) in Reported EBITDA	601
Decrease (increase) in depreciation and amortization	(197)
Reclassification of cumulative translation adjustment from liquidated entities in 2011	642
Decrease (increase) in impairment of goodwill	(133)
Decrease (increase) in impairment of fixed assets	(266)
Change in share of profits (losses) of associates	(52)
2011 operating income	7,948
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

On a historical basis, the 5.1% or 386 million euros increase in Group operating income between 2010 and 2011 was attributable to:

•

the adverse effect of changes in the scope of consolidation and other changes, amounting to 215 million euros, primarily comprising i) the impact of the remeasurement of the long-standing interest in Mobinil (ECMS parent company) following its takeover on July 13, 2010 for 336 million euros, ii) partially offset by the full consolidation of Mobinil and its subsidiaries on July 13, 2010 for 131 million euros;

•

the very slightly positive impact of foreign exchange fluctuations, amounting to 6 million euros; and

•

organic change on a comparable basis, representing a 595 million euros increase in operating income.

On a comparable basis, the 8.1% or 595 million euros increase in Group operating income between 2010 and 2011 was mainly attributable to:

•

the recognition, in 2011, of a reclassification of cumulative translation adjustment from liquidated entities amounting to 642 million euros. In 2011, the France Telecom-Orange group discontinued certain operations in the United Kingdom. This transaction generated a positive effect of 642 million euros, comprising the reclassification of the cumulative translation adjustment from these entities (see Note 13.5 to the consolidated financial statements); and

•

the 601 million euros increase in Reported EBITDA.

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These positive items were partially offset by:

•

the 399 million euros increase in impairment losses (see Note 6 to the consolidated financial statements), as a result of the recognition of:

•

in 2011, a total impairment loss of 991 million euros, including 449 million euros for Egypt and 156 million euros for Romania. In Egypt, the 449 million euros in goodwill impairment (including 286 million euros attributable to minority shareholders) reflects the lower level of performance in 2011 and the effect of the political and economic backdrop on anticipated business volumes, as well as the raising of the discount rate (after tax) of future cash flows from 11.75% to 13%. In Romania, the 156 million euros in goodwill impairment reflects the impact on expected cash flows of the country’s economic situation. The other items of impairment of goodwill and of fixed assets notably relate to certain subsidiaries operating in East Africa and the Subsidiary in Armenia, following a review of their growth outlook, and

•

in 2010, an overall impairment loss of 592 million euros, including 471 million euros for Egypt. In Egypt, the 471 million euros in impairment (including 300 million euros attributable to minority shareholders) mainly reflected the impact on future cash flows of the anticipated continued trend towards falling prices seen in the second half. The other items of impairment of goodwill and of fixed assets were primarily related to certain subsidiaries operating in East Africa;

•

the 197 million euros increase in depreciation and amortization, mainly attributable to i) the higher levels of accelerated depreciation of certain fixed assets, primarily in Spain, Poland and France, in particular due to the swapping of mobile radio access equipment for higher performance, 3G and 4G compatible, equipment that needs less maintenance) and ii) the increased amortization of new telecommunication licenses and customer bases, primarily in Egypt; and

•

the 52 million euros decline in the share of profits (losses) of associates, mainly attributable to i) the impairment of shares in Sonaecom (mobile telephony operator in Portugal) in 2011 for 47 million euros and ii), to a lesser extent, the increase in the share of losses of Everything Everywhere (see Note 9 to the consolidated financial statements).

2010 vs. 2009

In 2010, the operating income of the France Telecom-Orange group totaled 7,562 million euros, down 1.2% on a historical basis and 3.2% on a comparable basis compared with 2009.

CHANGE IN OPERATING INCOME – 2010 VS. 2009 (in millions of euros)	Fiscal years ended December 31
2009 operating income (historical basis)	7,650
Foreign exchange fluctuations (1)	(18)
Changes in the scope of consolidation and other changes (1)	183
2009 operating income (comparable basis) (1)	7,815
Increase (decrease) in Reported EBITDA	(406)
Decrease (increase) in depreciation and amortization	4
Remeasurement resulting from business combinations in 2010	336
Decrease (increase) in impairment of goodwill	(26)
Decrease (increase) in impairment of fixed assets	(51)
Change in share of profits (losses) of associates	(110)
2010 operating income (historical basis)	7,562
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

On a historical basis, the 1.2% or 88 million euros decline in Group operating income between 2009 and 2010 was attributable to:

•

i) the positive impact of changes in the scope of consolidation and other changes, amounting to 183 million euros and mainly consisting of the 166 million euros arising from the full consolidation of Mobinil and its subsidiaries on July 13, 2010, ii) partially offset by the negative impact of foreign exchange fluctuations, representing some 18 million euros; and

•

organic change on a comparable basis, representing a 253 million euros decline in operating income.

On a comparable basis, the 3.2% or 253 million euros decline in Group operating income between 2009 and 2010 was mainly attributable to:

•

the 406 million euros fall in Reported EBITDA;

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•

the 110 million euros fall in the share of profits (losses) of associates, mainly attributable to i) the share of losses of Everything Everywhere in 2010 (following its setting up on April 1, 2010) of 49 million euros, ii) the reversal of the impairment of shares in Sonaecom in 2009 for 46 million euros, and iii) the 33 million euros reduction in the share of losses of Orange Tunisie between 2009 and 2010 (following the commencement of operations in that country in 2010);

•

the 77 million euros increase in impairment losses; and

•

partially offset by the 336 million euros remeasurement of the long-standing interest in Mobinil (ECMS parent company) following its takeover on July 13, 2010 (see Note 2 to the consolidated financial statements).

9.1.2.3   From Group operating income to net income

(in millions of euros)	Fiscal years ended December 31
	2011	2010 on a historical basis	2009 on a historical basis
Operating income	7,948	7,562	7,650
Cost of gross financial debt	(2,066)	(2,117)	(2,232)
Income and expense on net debt assets	125	120	129
Foreign exchange gains (losses)	(21)	56	(42)
Other financial income and expenses	(71)	(59)	(61)
Finance costs, net	(2,033)	(2,000)	(2,206)
Income tax	(2,087)	(1,755)	(2,242)
Consolidated net income after tax of continuing operations	3,828	3,807	3,202
Consolidated net income after tax of discontinued operations (1)	-	1,070	200
Consolidated net income after tax	3,828	4,877	3,402
Net income attributable to owners of the parent	3,895	4,880	3,018
Net income attributable to non-controlling interests	(67)	(3)	384

(1)  Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the date of its disposal. In 2010, this included 960 million euros in gains on asset disposals (see Section 9.1.2.3.4 Consolidated net income after tax of discontinued operations, Segment information of the consolidated financial statements and Note 2 to the consolidated financial statements).

9.1.2.3.1   Finance costs, net

France Telecom-Orange’s policy is not to use derivatives for speculative purposes. For further information on financial market risks, see Section 4.3 Financial risks of the 2011 Registration Document.

The change in the France Telecom-Orange group’s net financial debt (see the Financial glossary appendix) is set out in Section 9.1.4.3.1 Financial debt.

2011 vs. 2010

Finance costs, net (see Note 10 to the consolidated financial statements) totaled 2,033 million euros in 2011, compared with 2,000 million euros in 2010, an increase of 33 million euros. This change was mainly attributable to i) the 77 million euros reduction in foreign exchange gains, mainly as a result of the recognition in 2010 of a 71 million euros unrealized foreign exchange gain arising from the remeasurement of the commitment to buy out non-controlling interests in Egypt, ii) partially offset by the 51 million fall in the cost of gross financial debt.

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CHANGE IN FINANCE COSTS, NET – 2011 VS. 2010 (in millions of euros)	Fiscal years ended December 31
2010 finance costs, net	(2,000)
Decrease (increase) in the cost of gross financial debt	51
Impact of the reduction (increase) in average gross financial debt outstanding (1)	167
Impact of the reduction (increase) in the weighted average cost of gross financial debt (2)	(42)
Change in the fair value of commitments to buy out non-controlling interests	(74)
Increase (decrease) in income and expense on net debt assets	5
Change in foreign exchange gains (losses)	(77)
Change in other financial income and expense	(12)
2011 finance costs, net	(2,033)

(1)  Excludes amounts not bearing interest, such as debts relating to commitments to buy out non-controlling equity interests, and accrued but unpaid interest.

(2)  The weighted average cost of gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for the change in the fair value of commitments to buy out non-controlling interests, by ii) the average outstanding gross financial debt over the period, adjusted for amounts not bearing interest (such as liabilities related to commitments to buy out non-controlling interests and accrued but unpaid interest).

2010 vs. 2009

Finance costs, net totaled 2,000 million euros in 2010, compared with 2,206 million euros in 2009, a reduction of 206 million euros. This improvement stemmed from a significant reduction of 115 million euros in the cost of gross financial debt and a 98 million euros improvement in foreign exchange gains (losses).

CHANGE IN FINANCE COSTS, NET – 2010 VS. 2009 (in millions of euros)	Fiscal years ended December 31
2009 finance costs, net	(2,206)
Decrease (increase) in the cost of gross financial debt	115
Impact of the reduction (increase) in average gross financial debt outstanding (1)	101
Impact of the reduction (increase) in the weighted average cost of gross financial debt (2)	42
Change in the fair value of commitments to buy out non-controlling interests	(28)
Increase (decrease) in income and expense on net debt assets	(9)
Change in foreign exchange gains (losses)	98
Change in other financial income and expense	2
2010 finance costs, net	(2,000)

(1)  Excludes amounts not bearing interest, such as debts relating to commitments to buy out non-controlling equity interests, and accrued but unpaid interest.

(2)  The weighted average cost of gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for the change in the fair value of commitments to buy out non-controlling interests, by ii) the average outstanding gross financial debt over the period, adjusted for amounts not bearing interest (such as liabilities related to commitments to buy out non-controlling interests and accrued but unpaid interest).

9.1.2.3.2   Income tax

CORPORATE INCOME TAX (1) (in millions of euros)	Fiscal years ended December 31
	2011	2010 on a historical basis	2009 on a historical basis
Current taxes	(1,308)	(2,515)	(592)
Deferred taxes	(779)	760	(1,650)
GROUP TOTAL	(2,087)	(1,755)	(2,242)
(1) See Note 12 to the consolidated financial statements.

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2011 vs. 2010

The income tax expense (see Note 12 to the consolidated financial statements) totaled 2,087 million euros in 2011, up 332 million euros on 2010 (expense of 1,755 million euros). This increase between 2010 and 2011 was mainly attributable to:

•

the 938 million euros increase in the tax expense of the France tax group, primarily as a result of the recognition in 2010, as deferred taxes, of income from the capitalization of tax loss carryforwards following internal Group restructuring. It should be noted that the provisions of the French 2011 Amending Finance Act (LFR) did not increase the overall tax expense (current and deferred tax expense) of the France tax group but rather had the effect of bringing forward tax payments that had not been expected until 2012 at the earliest; and

•

partially offset by a 390 million euros reduction in the tax expense of other subsidiaries (those lying outside the France, UK, Spain and TP Group tax groups), mainly due to an impairment loss in 2010, totaling 396 million euros, on a deferred tax asset carried by a non-trading company, where the conditions for recognizing such an asset had not been met as of December 31, 2010.

2010 vs. 2009

The income tax expense totaled 1,755 million euros in 2010, down 487 million euros on 2009 (expense of 2,242 million euros). The reduction between 2009 and 2010 was attributable mainly to:

•

a 928 million euros decline in the tax expense for the France tax group, with, in 2010:

•

the recognition of a current tax expense of 1,901 million euros, raising the total tax liability arising from the tax audits covering the 2000 to 2005 fiscal years to 1,946 million euros as of December 31, 2010. The aforementioned liability includes accrued late payment penalties estimated at 210 million euros as of December 31, 2010, and

•

the recognition, as deferred taxes, of income from the recognition of tax-loss carryforwards (for a tax amount of 2,518 million euros) arising from a reorganization carried out within the Group and from confirmation of the availability of tax-loss carryforwards;

•

partially offset by a 440 million euros increase in the tax expense of other subsidiaries (those lying outside the France, UK, Spain and TP Group tax groups), mainly due to an impairment loss, totaling 396 million euros, on a deferred tax asset carried by a non-trading company, where the conditions for recognizing such an asset had not been met as of December 31, 2010.

9.1.2.3.3   Consolidated net income after tax of continuing operations

2011 vs. 2010

The consolidated net income after tax of continuing operations totaled 3,828 million euros in 2011, compared with 3,807 million euros in 2010, an increase of 21 million euros. This increase was attributable to the increase in operating income (386 million euros), partially offset by i) the higher income tax expense (332 million euros) and ii), to a lesser extent, the rise in finance costs, net (33 million euros) year-on-year.

2010 vs. 2009

The consolidated net income after tax of continuing operations totaled 3,807 million euros in 2010, compared with 3,202 million euros in 2009, up 605 million euros. The increase was attributable to the decline in income tax expense (487 million euros) and the improvement in net financial income and expense (206 million euros), partially offset by the decline in operating income (88 million euros) year-on-year.

9.1.2.3.4   Consolidated net income after tax of discontinued operations

As a result of the creation of the Everything Everywhere joint venture between Orange and T-Mobile in the United Kingdom on April 1, 2010, the Group’s operation in the United Kingdom was considered to be an operation held for sale until that time. As a result, Orange’s net income and expenses in the United Kingdom are presented, up to April 1, 2010, in the consolidated net income after tax of discontinued operations (see Segment information of the consolidated financial statements and Note 2 to the consolidated financial statements).

2011 vs. 2010

No consolidated net income after tax of discontinued operations was recognized in 2011.

Consolidated net income after tax of discontinued operations totaled 1,070 million euros in 2010, and included i) the gain on the disposal of Orange’s assets in the United Kingdom on April 1, 2010 for 960 million euros and ii) the net income of Orange’s business in the United Kingdom up to April 1, 2010 of 110 million euros.

2010 vs. 2009

The consolidated net income after tax of discontinued operations was 1,070 million euros in 2010, compared with 200 million euros in 2009, up 870 million euros. This increase was mainly attributable to the recognition in 2010, in consolidated net income after tax of discontinued operations, of the 960 million euros gain on the disposal of Orange’s assets in the United Kingdom on April 1, 2010.

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9.1.2.3.5   Consolidated net income after tax

2011 vs. 2010

The consolidated net income after tax of the France Telecom-Orange group totaled 3,828 million euros in 2011, compared with 4,877 million euros in 2010, down 1,049 million euros. This year-on-year fall in consolidated net income after tax is attributable to the recognition in 2010 of the consolidated net income after tax of discontinued operations of 1,070 million euros (mainly consisting of the gain on the disposal of Orange’s assets in the United Kingdom on April 1, 2010 for 960 million euros, which did not recur in 2011), partially offset by the 21 million euros increase in consolidated net income after tax of continuing operations.

The net income attributable to non-controlling interests was minus 67 million euros in 2011, compared with minus 3 million euros in 2010 (see Note 13.6 to the consolidated financial statements). Between 2010 and 2011, this 64 million euros decline mainly stemmed from Egypt for 113 million euros, largely due to the goodwill impairment recognized in 2011, 286 million euros of which was attributable to Mobinil/ECMS minority shareholders (see Note 6 to the consolidated financial statements).

After taking into account the net income attributable to non-controlling interests, the net income attributable to owners of the parent totaled 3,895 million euros in 2011, compared with 4,880 million euros in 2010, down 985 million euros.

2010 vs. 2009

The consolidated net income after tax of the France Telecom-Orange group totaled 4,877 million euros in 2010, compared with 3,402 million euros in 2009, up 1,475 million euros. This year-on-year improvement in consolidated net income is attributable to the 870 million euros increase in consolidated net income after tax of discontinued operations (mainly due to the 960 million euros gain on the disposal of Orange’s assets in the United Kingdom on April 1, 2010), as well as the 605 million euros increase in consolidated net income after tax of continuing operations.

The net income attributable to non-controlling interests was a negative 3 million euros in 2010, compared with a positive 384 million euros in 2009 (see Note 13.6 to the consolidated financial statements). Between 2009 and 2010, the 387 million euros decline stemmed mainly from i) Egypt for 275 million euros, mainly due to the goodwill impairment recognized in 2010, 300 million euros of which was attributable to Mobinil/ECMS minority shareholders (see Note 6 to the consolidated financial statements) and ii) TP Group in Poland, for 139 million euros.

After taking into account the net income attributable to non-controlling interests, the net income attributable to owners of the parent totaled 4,880 million euros in 2010, compared with 3,018 million euros in 2009, up 1,862 million euros.

9.1.2.4   From net income to comprehensive income

(in millions of euros)	Fiscal years ended December 31
	2011	2010 on a historical basis	2009 on a historical basis
Consolidated net income after tax	3,828	4,877	3,402
Actuarial gains and losses on post-employment benefits	(46)	(117)	(64)
Income tax relating to items that will not be reclassified	(3)	57	14
Share of other comprehensive income in associates that will not be reclassified	(2)	29	-
Items that will not be reclassified to profit or loss (a)	(51)	(31)	(50)
Assets available for sales	(10)	(16)	32
Cash flow hedges	(3)	106	(173)
Net investment hedges	(14)	(80)	-
Exchange differences on translating foreign operations	(1,053)	619	(266)
Income tax relating to items that may be reclassified	9	5	62
Share of other comprehensive income in associates that may be reclassified	(9)	1	-
Items that may be reclassified subsequently to profit or loss (b)	(1,080)	635	(345)
Other comprehensive income for the year of continuing operations (a)+(b)	(1,131)	604	(395)
Cash flow hedges	-	-	(54)
Exchange differences on translating foreign operations	-	1,093	441
Other comprehensive income for the year of discontinued operations	-	1,093	387
Consolidated other comprehensive income for the year	(1,131)	1,697	(8)
Total comprehensive income for the year	2,697	6,574	3,394
Total comprehensive income attributable to owners of the parent	2,868	6,522	3,011
Non-controlling interests	(171)	52	383

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The main item explaining the transition from consolidated net income after tax to total comprehensive income is the change in translation adjustments (this reflects changes in exchange rates between the opening and closing dates on the net assets of subsidiaries consolidated in foreign currencies, see Note 13.5 to the consolidated financial statements):

•

in 2011, the France Telecom-Orange Group discontinued certain operations in the United Kingdom. This transaction generated a positive effect of 642 million euros on the income statement, as a result of the reclassification of the cumulative translation adjustment from these entities;

•

in 2010, the reclassification in income of cumulative translation adjustments related to transactions at the Egyptian entities.

9.1.2.5   Group capital expenditures

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (Capex) is a financial aggregate not defined by IFRS. For further information on the calculation of Capex and the reasons why the France Telecom-Orange group uses this aggregate, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS (2) (in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Capital expenditures on tangible and intangible assets of continuing operations	6,891	6,237	6,187	10.5%	11.4%	5,260
Capex	5,770	5,584	5,522	3.3%	4.5%	5,041
Telecommunication licenses	941	499	512	88.6%	83.8%	58
Investments financed through finance leases	180	154	153	17.9%	17.8%	161
Capital expenditures on tangible and intangible assets of discontinued operations (3)	-	-	72	-	-	364
Capex	-	-	68	-	-	355
Telecommunication licenses	-	-	-	-	-	-
Investments financed through finance leases	-	-	4	-	-	9

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See Segment information of the consolidated financial statements.

(3)  Disposal of Orange in the United Kingdom on April 1, 2010 (see Section 9.1.2.3.4 Consolidated net income after tax of discontinued operations, Segment information of consolidated financial statements and Note 2 to the consolidated financial statements).

Financial investments (see the Financial glossary appendix) are described in Section 9.1.4.1 Liquidity and cash flows.

9.1.2.5.1   Capital expenditures

•

Capex

2011 vs. 2010

In 2011, Capex of continuing operations of the France Telecom-Orange group totaled 5,570 million euros, up 4.5% on a historical basis and 3.3% on a comparable basis compared with 2010. The ratio of Capex of continuing operations to revenues stood at 12.7% in 2011, up 0.6 points on 2010 on both a historical basis and a comparable basis.

On a historical basis, the 4.5% or 248 million euros increase in Group Capex of continuing operations between 2010 and 2011 was attributable to:

•

i) the positive impact of changes in the scope of consolidation and other changes, amounting to 120 million euros (and mainly consisting of 119 million euros arising from the full consolidation of Mobinil and its subsidiaries on July 13, 2010), ii) partially offset by the negative impact of foreign exchange fluctuations, representing some 58 million euros; and

•

by organic change on a comparable basis, i.e. a 186 million euros increase in Capex of continuing operations.

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On a comparable basis, the 3.3% or 186 million euros increase in Group Capex of continuing operations between 2010 and 2011 was mainly attributable to:

•

the 80 million euros increase in capital expenditures on leased terminals, Livebox and access and transmission equipment installed at customers’ premises, particularly in France, as a result of the growth in the number of Livebox and of decoders (success of Open quadruple play offers and acceleration of the Livebox exchange program in order to improve broadband service quality);

•

the 63 million euros increase in capital expenditures on mobile and fixed access networks, primarily comprising:

•

the increased capital expenditures on wireless access networks (mobile) in the Rest of the World, with i) an upswing in capital expenditures in most European countries (Romania, Slovakia, Switzerland, Belgium, etc.) and ii) accelerated network roll-out, in particular 3G, in Africa (Kenya, Egypt, etc.),

•

higher capital expenditures on wired access networks (copper and fiber optics), mainly as a result of i) the accelerated roll-out of fiber optics in France, with 151 million euros invested in 2011 (including 64 million euros co-financed, see Section 9.1.1.4 Significant events and Section 9.1.2.5.3 Investment projects) and ii) capital expenditures incurred in Poland pursuant to the provisions of the memorandum of understanding signed with the regulator at the end of 2009 (see Section 9.1.2.5.3 Investment projects and Note 14 to the consolidated financial statements), and

•

the laying of further submarine cables, with the construction in particular of the ACE (Africa Coast to Europe) submarine cable that will link France to South Africa, and the LION2 (Lower Indian Ocean Network 2) submarine cable in the Indian Ocean;

•

the 44 million euros increase in capital expenditures on IT, connected, in France, with improving service quality, the ramping up of fiber optics and the overhauling of the distribution IT system; and

•

the 47 million euros growth in capital expenditures on capitalized R&D, network property, stores and other, in connection with increased cinema co-production, operating premises acquisition and store development.

Between 2010 and 2011, the increased capital expenditures on the above items was partially offset by the 49 million euros reduction in Group capital expenditures on customer service platforms, thanks to the efforts made to pool Group capital expenditures in this area.

2010 vs. 2009

The Capex of continuing operations of the France Telecom-Orange group totaled 5,522 million euros in 2010, up 9.5% on a historical basis and 3.9% on a comparable basis compared with 2009. The ratio of Capex of continuing operations to revenues was 12.1% in 2010, up 0.9 points on a historical basis and 0.6 points on a comparable basis compared with 2009.

On a historical basis, the 9.5% or 481 million euros increase in Group Capex of continuing operations between 2009 and 2010 was attributable to i) the positive impact of changes in the scope of consolidation and other changes, which amounted to 222 million euros and mainly comprised 205 million euros arising from the full consolidation of Mobinil and its subsidiaries on July 13, 2010, ii) the positive impact of foreign exchange fluctuations, representing 53 million euros, and iii) organic change on a comparable basis, i.e. a 206 million euros increase in Capex of continuing operations.

On a comparable basis, the 3.9% increase in Group Capex of continuing operations between 2009 and 2010 represented 206 million euros. In 2009, capital expenditures were adjusted in the light of the general slowdown in business. Between 2009 and 2010, the increase in Capex of continuing operations was mainly attributable to:

•

a 131 million euros increase in capital expenditures on leased terminals and Livebox, i) particularly in France, as a result of the success of Open quadruple play offers and the acceleration of the Livebox exchange program and ii), to a lesser extent, in Poland;

•

a 123 million euros increase in capital expenditures on IT, chiefly in Poland and France, due in large part to the progress in the development of projects aimed at improving customer service and integrating new services; and

•

a 103 million euros increase in capital expenditures on wired access networks (copper and fiber optics), stemming mainly from i) heavy capacity investments in France to satisfy fast growth in data services driven by sales of 3G dongles and smartphones and ii) capital expenditures undertaken in Poland pursuant to the memorandum of agreement signed with the regulator at end-2009 (see Section 9.1.2.5.3 Investment projects and Note 14 to the consolidated financial statements).

These increases were partially offset by:

•

an 81 million euros reduction in investments on wireless access (mobile and fixed broadband), mainly i) in the Rest of the World, particularly after the large sums invested in 2009 for the roll-out of the Group’s new operations in Armenia and Africa and ii), to a lesser extent, in Spain; and

•

a 35 million euros reduction in the Group’s investments on customer service platforms.

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•

Acquisitions of telecommunication licenses

ACQUISITIONS OF TELECOMMUNICATION LICENSES (2) (in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Spain	580	-	-	-	-	(7)
France	293	285	285	2.8%	2.8%	-
Slovakia	43	-	-	-	-	-
Belgium	20	74	74	(73.1)%	(73.1)%	-
Egypt	-	133	145	-	-	-
Jordan	-	-	-	-	-	51
Other	5	7	8	10.7%	23.4%	14
GROUP TOTAL	941	499	512	88.6%	83.8%	58
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Note 7 to the consolidated financial statements.

Acquisitions of telecommunication licenses totaled 941 million euros in 2011 and mainly included i) the acquisition of 4G licenses for 758 million euros, including 447 million euros in Spain, 291 million euros in France and 20 million euros in Belgium (see Section 9.1.1.4 Significant events) and ii) the acquisition of 2G licenses for 181 million euros, including 132 million euros in Spain and 43 million euros in Slovakia.

Acquisitions of telecommunication licenses totaled 512 million euros in 2010 and mainly included i) the acquisition of a 3G frequency block in France for 285 million euros, ii) the acquisition of the second frequency spectrum of the 3G license in Egypt for 145 million euros (the first frequency spectrum was acquired in 2008), and iii) the extension of the 2G license in Belgium for 74 million euros.

9.1.2.5.2   Investment commitments

Investment commitments are set out in Note 14 to the consolidated financial statements.

9.1.2.5.3   Investment projects

Investment in broadband and high capacity broadband fixed networks

In France, the roll-out of networks allowing broadband and high capacity broadband Internet access remains one of the Group’s key priorities. By 2015, the France Telecom-Orange group aims is to have brought fiber optics to 3,600 municipalities across 220 metropolitan areas including all major cities and mid-sized towns, offering access to 10 million households by 2015 and 15 million households by 2020, or 60% of French households. In 2011 and early 2012, the Group signed agreements with the other main operators who wish to participate in these roll‑outs (see Section 9.1.1.4 Significant events). Thanks to these agreements, France Telecom-Orange optimizes its roll‑out costs by sharing the available resources of its fiber optics networks. This represents an investment budget of 2 billion euros over the 2010-2015 period, taking particular account of lessons learned from past roll-outs. The Group’s investment in fiber optics represented 59 million euros in 2010 and 151 million euros in 2011. For less dense areas, the Group wishes to develop a cooperative approach with local authorities, offering solutions to allow a move towards faster access speeds (fiber to distribution frames, satellite, etc.) and is prepared to take part in public-sponsored networks designed in a complementary manner, as it has in Laval (Mayenne). The Group is also actively involved in the French government’s high capacity broadband pilot schemes program, taking part in four projects.

In Poland, in accordance with the provisions of the memorandum of understanding signed with the regulator in late 2009, the Group initiated in 2009 a major program for the roll-out of the broadband network (1.2 million lines) over the period 2009‑2012, with total investment estimated by TP S.A. at 3 billion zlotys (see Note 14 to the consolidated financial statements). In addition, the Group is investing in high capacity broadband in Poland, with the bringing on stream in 2011 of VDSL offers at 40 Mbits/s and 80 Mbits/s. The roll-out will continue over the coming years in order to broaden the geographic coverage of these offers.

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Expanding mobile networks

The France Telecom-Orange group is still investing in the roll‑out of and quality improvements for its mobile networks. In particular, the Group is pressing ahead, in France and in Europe, with the roll-out of HSPA/HSPA+ (High Speed Packet Access) mobile technologies, which allow customers to access high-speed data services. These roll-outs are aimed at extending the coverage of high-speed networks, and increasing capacity in order to cope with increased usage of the mobile Internet and to boost performances (user speed, Web page display speed). In 2011, network capacity and performance for customers were improved with the roll-out of HSPA 14.4, HSPA+21 and HSPA+42. Roll-outs will continue over the coming years in order to bring HSPA+ coverage to all European countries. These investments concern the radio component of the network, as well as the collection component. The Mobile Backhaul Refresh (MBR) program, launched in 2009, is to continue in order to update mobile collection networks. These changes will both serve to increase collection network capacity, in order to absorb mobile Internet traffic, and make use of IP technologies, which are better suited to future traffic flows that will predominately comprise data traffic as opposed to “voice” traffic as in the past.

Furthermore, following the acquisition, in 2011, of telecommunication licenses for the LTE (Long Term Evolution, 4G mobile network) mobile networks in various countries, including France (see Section 9.1.1.4 Significant events), the Group continues to prepare for the use of this technology across its networks by rolling out LTE equipment, both on the radio and core components of the network. These activities (acquisitions and roll-outs) will continue in European countries over the coming years.

A plan to overhaul the radio network (which began in 2010 with a view to replacing obsolete and energy-hungry equipment with more flexible, compact and much more energy-efficient equipment) is ongoing and will continue for another couple of years. This plan covers multiple European countries and over 50,000 radio sites.

In Africa, the Group continues to roll out 3G/HSPA networks. At end-2011, the 3G/HSPA technology was operational in 13 African countries and roll-outs in other countries are planned for 2012 as licenses are awarded.

The roll-out of radio sites powered by solar panels will continue, particularly in African countries, thereby helping cap CO2 emissions. At end-2011, over 2,000 solar units were operational (including 1,413 on radio sites), with excellent results in terms of energy efficiency and service quality. This involves 17 Group countries, including 14 countries in Africa and the Middle East.

Switchover of transport and command networks to all-IP broadband technologies

The France Telecom-Orange group is rolling out the most up-to-date technologies to transport voice and data communications in transport networks, and to pool fixed-line and mobile telephony on these networks, in order to meet the growth in usage (mobile Internet, television, Video On Demand). This involves the roll‑out of IP/MPLS (Internet Protocol/Multi Protocol Label Switching) technologies in transport networks, and Ethernet technologies. In addition, the switch to IPv6 (version 6 of the IP protocol) is underway, ensuring that the lack of IPv4 addresses will not impact Group customers.

Command networks are also moving towards IP technologies and matching growth in customer numbers and usage, notably with the development of “Voice over IP” controlled by an IMS (IP Multimedia Subsystem) network and the “voice” interconnection between operators, which is increasingly made using IP.

Development of the IT system, service platforms and the associated infrastructure

IT investments are primarily focused on upgrades designed to improve and streamline the user experience and flow for the Consumer and Enterprise markets, both in France and in the major countries in Europe. In Africa, the Middle East and Asia, integrated management programs designed to implement pooling and rationalization solutions across countries with similar requirements in terms of support activities (finance, procurement, human resources, etc.) make it possible to optimize such investments. A major investment component is also focusing on projects designed to improve the service quality provided by existing IT systems (speed, reliability and uptime) both for internal users and for Orange customers. The security of the IT system remains an ongoing concern both in terms of securing access and confidentiality of data transported.

The roll-out of service platforms is ongoing, with particular use of the IMS (IP Multimedia Subsystem) architecture. This IMS architecture, which takes advantage of significant progress in standardization, allows for the progressive convergence of fixed-line and mobile networks, and enables services and offers to be rolled out faster.

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IT systems and service platform applications share a technical infrastructure, which is also currently being expanded and reshaped. The regrouping and pooling of this infrastructure into large data centers helps cut unit costs and minimize energy consumption, thereby helping the Group reduce its environmental impact. This migration to cloud computing (a technology that makes it possible to access computer resources and applications over the Internet, and worldwide processing and storage capabilities, using an ordinary web browser) also enables the Group to consolidate its sales positioning in this field by putting its internal experience to work for its key accounts.

The establishment of the Buyin joint venture with Deutsche Telekom (see Section 9.1.1.4 Significant events) will further improve the Group’s efficiency in this field by reducing the cost of buying equipment (servers, workstations, etc.) and software licenses.

Development of international networks (submarine cables)

The development of submarine cables, veritable high-speed arteries, will give the France Telecom-Orange group access to efficient networks at reasonable cost, thereby allowing it to satisfy the growing needs of its customers in all parts of the world and to secure its flows of broadband telecommunications.

The Group is thus pushing forward with, in particular, i) the construction of the LION2 (Lower Indian Ocean Network 2) submarine cable in the Indian Ocean, which is scheduled to be operational in the first half of 2012, as well as ii) the construction of the ACE (Africa Coast to Europe) submarine cable that will link France to South Africa, which is scheduled to be operational in the second half of 2012 (see Note 14 to the consolidated financial statements).

9.1.3  Analysis by operating segment

This section sets out, for the France Telecom-Orange group, an analysis by operating segment of the key operating data (financial data and workforce) and its key operating indicators.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment loss and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses and excluding investments financed through finance leases (Capex) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

Presentation of operating segments

Operating segments are the components of the Group that conduct operations and whose operating results are extracted from internal reports and reviewed by the CEO (chief operating decision-maker) in order to decide on resource allocation and measure sector performance.

The Group reports six operating segments: France, Spain, Poland, Rest of the World, Enterprise and International Carriers & Shared Services (IC & SS), plus the United Kingdom, reported under discontinued operations held for sale until April 1, 2010 and, since that date, Everything Everywhere, the joint venture with Deutsche Telekom in the UK:

•

the “France” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in France;

•

the “Spain” operating segment covers all personal (mobile telephony) and home (fixed-line and Internet) communication services in Spain;

•

the “Poland” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in Poland;

•

the “Rest of the World” reportable segment covers the other operating segments represented by business as a telecommunications operator in other countries in Europe, Africa and the Middle East. The “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services outside France, the UK, Poland and Spain, chiefly in Belgium, Botswana, Cameroon, Ivory Coast, Egypt, Jordan, Kenya, Madagascar, Mali, Moldova, the Dominican Republic, Romania, Senegal, Slovakia and Switzerland;

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•

the “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide;

•

the “International Carriers & Shared Services” operating segment (hereinafter referred to as IC & SS) covers i) the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers, and ii) shared services including support and cross-divisional functions spanning the entire Group, and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in the areas of networks, information systems, research and development, and other shared competencies. Specifically, this is the role of the International Carrier & Shared Services (IC & SS) segment. The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The provision of shared resources is included in the other revenues of the service provider, and the use of said resources is included in the expenses used to calculate the service user’s Reported EBITDA. The cost of shared resources may be affected by changes in contractual relations or organization, and may therefore impact the segment results reported from one year to another.

See Segment information of the consolidated financial statements. Additional information (breakdown of revenue and key operating performance indicators) by operating segment can be found in Section 9.1.5.2 Additional information by operating segment.

Operating data by operating segment

The three tables below show the key operating data (financial data and workforce) for the France Telecom-Orange group by operating segment for i) 2011, ii) 2010 on a comparable basis (compared with 2011) and on a historical basis, and iii) 2009 on a comparable basis (compared with 2010) and on a historical basis.

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Fiscal year ended December 31, 2011 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Total Group	Discontinued operations		Joint venture Everything Everywhere (100%) (1)
									United Kingdom	Eliminations and others
2011
Revenues	22,534	3,993	3,625	8,795	7,101	1,610	(2,381)	45,277	-	-	7,817
• external	21,551	3,946	3,585	8,434	6,660	1,101	-	45,277	-	-	7,817
• inter-operating segments	983	47	40	361	441	509	(2,381)	-	-	-	-
External purchases	(8,564)	(2,742)	(1,703)	(4,558)	(4,120)	(3,183)	5,232	(19,638)	-	-	(5,444)
Other operating income	1,142	68	100	140	139	2,877	(3,808)	658	-	-	20
Other operating expenses	(1,692)	(298)	(339)	(548)	(285)	(258)	957	(2,463)	-	-	(403)
Labor expenses	(4,817)	(181)	(495)	(817)	(1,544)	(961)	-	(8,815)	-	-	(552)
Gains (losses) on disposal of businesses and assets	-	1	201	(8)	-	52	-	246	-	-	(1)
Restructuring costs and similar items	(34)	(2)	(42)	(11)	(15)	(32)	-	(136)	-	-	(88)
Reported EBITDA	8,569	839	1,347	2,993	1,276	105	-	15,129	-	-	1,349

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Fiscal year ended December 31, 2011 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Total Group	Discontinued operations		Joint venture Everything Everywhere (100%) (1)
									United Kingdom	Eliminations and others
Depreciation and amortization	(2,327)	(1,005)	(902)	(1,570)	(337)	(594)	-	(6,735)	-	-	(1,428)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	642	-	642	-	-	-
Impairment of goodwill	-	-	-	(611)	-	-	-	(611)	-	-	-
Impairment of fixed assets	(1)	(2)	(2)	(212)	(1)	(162)	-	(380)	-	-	-
Share of profits (losses) of associates	-	-	-	(5)	2	(94)	-	(97)	-	-	-
Operating income	6,241	(168)	443	595	940	(103)	-	7,948	-	-	(78)
Capex	2,619	405	627	1,409	343	367	-	5,770	-	-	633
Telecommunication licenses	293	580	-	68	-	-	-	941	-	-	-
Average number of employees	77,611	3,089	24,119	26,650	21,114	12,950	-	165,533	-	-	nc

(1)  Corresponds to the income and expenses of the Everything Everywhere joint venture created on April 1, 2010, combining the operations of France Telecom-Orange and Deutsche Telekom in the United Kingdom (50/50 joint venture, see Note 2 to the consolidated financial statements).

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Fiscal year ended December 31, 2010 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Total Group	Discontinued operations (2)		Joint venture Everything Everywhere (100%) (3)
									United Kingdom	Eliminations and others
2010 – COMPARABLE BASIS (1)
Revenues	23,314	3,821	3,781	8,879	7,213	1,626	(2,614)	46,020	-	-	N/A
• external	22,152	3,777	3,740	8,516	6,738	1,097	-	46,020	-	-	N/A
• inter-operating segments	1,162	44	41	363	475	529	(2,614)	-	-	-	N/A
External purchases	(8,730)	(2,640)	(1,739)	(4,435)	(4,313)	(3,359)	5,606	(19,610)	-	-	N/A
Other operating income	1,231	46	48	106	161	2,975	(3,991)	576	-	-	N/A
Other operating expenses	(1,766)	(286)	(447)	(580)	(304)	(182)	999	(2,566)	-	-	N/A
Labor expenses	(5,091)	(175)	(529)	(765)	(1,500)	(1,216)	-	(9,276)	-	-	N/A
Gains (losses) on disposal of businesses and assets	(3)	(1)	12	(6)	-	61	-	63	-	-	N/A
Restructuring costs and similar items	(57)	-	(8)	(9)	(19)	(586)	-	(679)	-	-	N/A
Reported EBITDA	8,898	765	1,118	3,190	1,238	(681)	-	14,528	-	-	N/A
Depreciation and amortization	(2,265)	(979)	(914)	(1,396)	(341)	(643)	-	(6,538)	-	-	N/A
Remeasurement resulting from business combinations	-	-	-	-	-	-	-	-	-	-	N/A
Impairment of goodwill	-	-	-	(478)	-	-	-	(478)	-	-	N/A
Impairment of fixed assets	(1)	(2)	(3)	(109)	-	1	-	(114)	-	-	N/A
Share of profits (losses) of associates	4	(2)	-	(6)	-	(41)	-	(45)	-	-	N/A
Operating income	6,636	(218)	201	1,201	897	(1,364)	-	7,353	-	-	N/A
Capex	2,574	397	645	1,340	318	310	-	5,584	-	-	N/A
Telecommunication licenses	285	-	-	214	-	-	-	499	-	-	N/A
Average number of employees	77,240	3,099	25,217	26,087	20,634	12,921	-	165,198	-	-	N/A

(1)  See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Corresponds to Orange’s net income and expenses in the United Kingdom until April 1, 2010, date of its disposal (see Note 2 to the consolidated financial statements).

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Fiscal year ended December 31, 2010 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Total Group	Discontinued operations (1)		Joint venture Everything Everywhere (100%) (2)
									United Kingdom	Eliminations and others
2010 – HISTORICAL BASIS
Revenues	23,308	3,821	3,934	8,248	7,216	1,600	(2,624)	45,503	1,282	(20)	6,243
• external	22,138	3,777	3,892	7,884	6,742	1,070	-	45,503	1,275	(13)	6,243
• inter-operating segments	1,170	44	42	364	474	530	(2,624)	-	7	(7)	-
External purchases	(8,971)	(2,640)	(1,796)	(4,140)	(4,310)	(3,468)	5,950	(19,375)	(920)	22	(4,396)
Other operating income	1,248	46	49	108	161	3,241	(4,280)	573	7	(37)	16
Other operating expenses	(1,762)	(286)	(455)	(535)	(263)	(185)	954	(2,532)	(78)	35	(337)
Labor expenses	(4,950)	(175)	(555)	(726)	(1,485)	(1,323)	-	(9,214)	(97)	-	(456)
Gains (losses) on disposal of businesses and assets	(3)	(1)	11	(5)	(1)	61	-	62	960	-	-
Restructuring costs and similar items	(57)	-	(8)	(9)	(19)	(587)	-	(680)	(57)	-	(82)
Reported EBITDA	8,813	765	1,180	2,941	1,299	(661)	-	14,337	1,097	-	988
Depreciation and amortization	(2,249)	(979)	(948)	(1,293)	(341)	(651)	-	(6,461)	-	-	(1,035)
Remeasurement resulting from business combinations	-	-	-	336	-	-	-	336	-	-	-
Impairment of goodwill	-	-	-	(509)	-	-	-	(509)	-	-	-
Impairment of fixed assets	(1)	(2)	(3)	(122)	-	1	-	(127)	(2)	-	-
Share of profits (losses) of associates	4	(2)	-	27	-	(43)	-	(14)	-	-	-
Operating income	6,567	(218)	229	1,380	958	(1,354)	-	7,562	1,095	-	(47)
Capex	2,568	397	679	1,248	318	312	-	5,522	68	-	378
Telecommunication licenses	285	-	-	227	-	-	-	512	-	-	-
Average number of employees	74,573	3,099	25,688	22,789	20,543	14,700	-	161,392	nc	-	nc

(1)  Corresponds to Orange’s net income and expenses in the United Kingdom until April 1, 2010, date of its disposal (see Note 2 to the consolidated financial statements).

(2)  Corresponds to the income and expenses of the Everything Everywhere joint venture created on April 1, 2010, combining the operations of France Telecom-Orange and Deutsche Telekom in the United Kingdom (50/50 joint venture see Note 2 to the consolidated financial statements).

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Fiscal years ended December 31 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Total Group	Discontinued operations (2)		Joint venture Everything Everywhere (100%)
									United Kingdom	Eliminations and others
2009 – COMPARABLE BASIS (1)
Revenues	23,630	3,865	4,145	8,131	7,579	1,529	(2,747)	46,132	1,284	(22)	-
• external	22,288	3,822	4,106	7,787	7,093	1,036	-	46,132	1,276	(14)	-
• inter-operating segments	1,342	43	39	344	486	493	(2,747)	-	8	(8)	-
External purchases	(8,884)	(2,713)	(1,860)	(3,951)	(4,599)	(3,353)	6,027	(19,333)	(895)	36	-
Other operating income	1,419	41	42	130	140	3,057	(4,262)	567	64	(49)	-
Other operating expenses	(1,820)	(281)	(167)	(501)	(258)	(240)	982	(2,285)	(119)	23	-
Labor expenses	(4,947)	(180)	(582)	(685)	(1,448)	(1,316)	-	(9,158)	(99)	-	-
Gains (losses) on disposal of businesses and assets	(9)	-	9	-	(3)	2	-	(1)	-	-	-
Restructuring costs and similar items	(83)	(2)	(5)	(10)	(30)	(85)	-	(215)	(12)	-	-
General Court of the EU ruling of November 30, 2009	-	-	-	-	-	(964)	-	(964)	-	-	-
Reported EBITDA	9,306	730	1,582	3,114	1,381	(1,370)	-	14,743	223	(12)	-
Depreciation and amortization	(2,189)	(1,001)	(1,037)	(1,210)	(364)	(664)	-	(6,465)	(202)	-	-
Impairment of goodwill	-	-	(433)	(50)	-	-	-	(483)	-	-	-
Impairment of fixed assets	(6)	(2)	(8)	(33)	(19)	(8)	-	(76)	-	-	-
Share of profits (losses) of associates	(16)	-	-	62	1	49	-	96	-	-	-
Operating income	7,095	(273)	104	1,883	999	(1,993)	-	7,815	21	(12)	-
Capex	2,160	440	542	1,369	299	506	-	5,316	77	-	-
Telecommunication licenses	-	(7)	-	67	-	-	-	60	-	-	-
Average number of employees	76,029	3,211	28,246	22,788	20,681	14,923	-	165,878	nc	-	-

(1)  See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Corresponds to Orange’s net income and expenses in the United Kingdom until April 1, 2010, date of its disposal (see Note 2 to the consolidated financial statements).

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Fiscal years ended December 31 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Total Group	Discontinued operations (1)		Joint venture Everything Everywhere (100%) (2)
									United Kingdom	Eliminations and others
2009 – HISTORICAL BASIS
Revenues	23,651	3,887	3,831	7,210	7,532	1,387	(2,653)	44,845	5,108	(97)	-
• external	22,296	3,844	3,795	6,869	7,056	985	-	44,845	5,068	(57)	-
• inter-operating segments	1,355	43	36	341	476	402	(2,653)	-	40	(40)	-
External purchases	(8,949)	(2,735)	(1,721)	(3,525)	(4,549)	(3,283)	6,014	(18,748)	(3,485)	95	-
Other operating income	1,434	41	39	127	139	3,112	(4,324)	568	68	(143)	-
Other operating expenses	(1,823)	(281)	(154)	(434)	(193)	(289)	963	(2,211)	(343)	133	-
Labor expenses	(4,951)	(181)	(536)	(635)	(1,397)	(1,310)	-	(9,010)	(386)	-	-
Gains (losses) on disposal of businesses and assets	(12)	-	8	-	(4)	5	-	(3)	(2)	-	-
Restructuring costs and similar items	(82)	(2)	(5)	(10)	(29)	(85)	-	(213)	(21)	-	-
General Court of the EU ruling of November 30, 2009	-	-	-	-	-	(964)	-	(964)	-	-	-
Reported EBITDA	9,268	729	1,462	2,733	1,499	(1,427)	-	14,264	939	(12)	-
Depreciation and amortization	(2,191)	(1,001)	(959)	(1,063)	(357)	(663)	-	(6,234)	(687)	-	-
Impairment of goodwill	-	-	(400)	(49)	-	-	-	(449)	(1)	-	-
Impairment of fixed assets	-	(2)	(8)	(32)	(19)	(8)	-	(69)	-	-	-
Share of profits (losses) of associates	(16)	-	-	107	-	47	-	138	-	-	-
Operating income	7,061	(274)	95	1,696	1,123	(2,051)	-	7,650	251	(12)	-
Capex	2,160	440	500	1,143	298	500	-	5,041	355	-	-
Telecommunication licenses	-	(7)	-	65	-	-	-	58	-	-	-
Average number of employees	76,137	3,230	28,096	20,973	20,401	14,853	-	163,690	11,252	-	-

(1)  Corresponds to Orange’s net income and expenses in the United Kingdom until April 1, 2010, date of its disposal (see Note 2 to the consolidated financial statements).

(2)  Corresponds to the income and expenses of the Everything Everywhere joint venture created on April 1, 2010, combining the operations of France Telecom-Orange and Deutsche Telekom in the United Kingdom (50/50 joint venture see Note 2 to the consolidated fi nancial statements).

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9.1.3.1   France

FRANCE (in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	22,534	23,314	23,308	(3.3)%	(3.3)%	23,651
Reported EBITDA (2)	8,569	8,898	8,813	(3.7)%	(2.8)%	9,268
Reported EBITDA/Revenues	38.0%	38.2%	37.8%			39.2%
Operating income	6,241	6,636	6,567	(5.9)%	(5.0)%	7,061
Operating income/Revenues	27.7%	28.5%	28.2%			29.9%
Capex (2)	2,619	2,574	2,568	1.7%	2.0%	2,160
Capex/Revenues	11.6%	11.0%	11.0%			9.1%
Average number of employees	77,611	77,240	74,573	0.5%	4.1%	76,137

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment loss and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses and excluding investments financed through finance leases (Capex) are not financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “France” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in France.

9.1.3.1.1   Revenues – France

2011 vs. 2010

On a historical basis, the 3.3% or 774 million euros fall in revenues in France between 2010 and 2011 was attributable to: the adverse impact of the change in the scope of consolidation in the amount of 6 million euros, stemming from i) a change in customer segmentation by Orange France’s Business Marketing management (“France” operating segment), in favor of the “Enterprise” operating segment, offset by ii) the consolidation of Générale De Téléphone (Photo Service and Photo Station distribution networks); and by organic change on a comparable basis, i.e. a decline of 780 million euros in revenues.

On a comparable basis, the 3.3% or 780 million euros fall between 2010 and 2011 was attributable:

•

to a large extent to cuts in inter-operator mobile call termination rates and wholesale Internet access charges to the benefit of alternative operators; and

•

to the impact, only partial, of higher VAT rates on mobile and fixed-line communications to final customers.

Excluding the impact of cuts in regulated rates and the change in VAT, fast growth in the mobile and Internet businesses helped offset the downward trend in switched telephony, where revenues were virtually stable, edging down by 0.9% year-on-year.

2010 vs. 2009

On a historical basis, the 1.4% or 343 million euros fall in revenues in France between 2009 and 2010 was attributable to:

•

the negative impact of change in the scope of consolidation, amounting to 21 million euros; stemming from i) the transfer of hubbing from the France operating segment to the IC & SS operating segment, and ii) the France Telecom-Orange e-Commerce sale of goodwill on the Topachat.com and Clust.com websites on February 27, 2009, and part of the assets of the Alapage website on September 1, 2009, partially offset by iii) the inclusion of revenues from business customers, transferred from the Enterprise segment on January 1, 2010; and

•

organic change on a comparable basis, i.e. a 322 million euros decline in revenues.

On a comparable basis, the fall in France revenues of 322 million euros or 1.4% between 2009 and 2010 was mainly due to cuts in inter-operator mobile call termination rates and cuts to wholesale Internet access charges that benefited alternative operators.

Aside from the impact of cuts in regulated rates, fast growth in the mobile and Internet business helped offset the downward trend in switched telephony, with revenues rising 0.8% year-on-year.

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Personal Communication Services in France

2011 vs. 2010

On a historical and a comparable basis, personal communication services revenues increased by 0.8% or 89 million euros between 2010 and 2011, to 10,921 million euros at end-2011. Sales growth built on a strategy of value protection was able to minimize the negative impacts resulting from:

•

the reduction in mobile “voice” call termination rates in mid-year 2010 and 2011 and the reduction in SMS termination rates as of February 1, 2010;

•

the fact that the January 1, 2011 VAT increase on offers including access to mobile TV was not passed through to customers; and

•

the effect of tariff adjustments on the quadruple-play Open offers.

Excluding regulatory impact, revenues increased by 4.3% between 2010 and 2011, despite the negative impact of the VAT increase, estimated at 113 million euros at end-December 2011. This result was attributable:

•

to a large extent, to the growth in the share of contract customers as part of the overall customer mix to 71.8% at December 31, 2011, compared with 70.5% a year earlier, driven by the success of the Origami and Open offers (1.2 million Open customers at end-December); and

•

to growth in “non-voice” service revenues (see Financial glossary appendix), which more than offset the decline in “voice” revenues. At end-2011, “non-voice” service revenues represented 36.1% of mobile services revenues, compared with 31.1% at end-2010, an increase of 5.0 points year-on-year. “Voice” Average Usage Per User (AUPU) (see Financial glossary appendix) increased by 2.7% between 2010 and 2011, while “data” AUPU increased by 83.9% and AUPU on text messages (SMS) sent by Orange customers increased by more than 48.2% thanks to the growth of offers fostering “non-voice” usages.

Excluding regulatory impact, annual Average Usage Per User (ARPU) revenues (see Financial glossary appendix) increased by 0.6% between 2010 and 2011, buoyed by the ongoing penetration of offers combining voice and multimedia usage in support of the roll-out of 3G dongles and smartphones.

2010 vs. 2009

On a historical and a comparable basis, personal communication services revenues in France increased by 0.6% between 2009 and 2010, with fast sales growth offsetting the negative impact attributable to the fall in mobile “voice” and SMS termination charges on July 1, 2009 and February 1, 2010, respectively.

Excluding regulatory impact, revenues rose 5.5% between 2009 and 2010. This was due:

•

in large part to, i) a 2.3% rise in the total number of customers over the year, to 26.9 million at December 31, 2010, and ii) the growth in the share of contract customers as part of the overall customer mix, to 70.5% at December 31, 2010 compared with 68.1% a year earlier; and

•

to growth in “non-voice” service revenues, which more than offset the decline in “voice” revenues. At December 31, 2010, “non-voice” service revenues represented 31.1% of mobile services revenues, compared with 26.4% at December 31, 2009.

“Voice” Average Usage Per User (AUPU) fell by 4.0% between 2009 and 2010, while “data” AUPU increased by 96.5% and AUPU on “text messages (SMS)” sent by Orange customers increased by more than 68.9% thanks to growth in offers fostering “non-voice” usage.

Excluding regulatory impact, Annual Average Usage Per User (ARPU) increased by 1.2% between 2009 and 2010, thanks to the increased contribution of “non-voice” services, both SMS and multimedia usage, attributable in part to growth in 3G dongles and smartphones.

Home Communication Services in France

2011 vs. 2010

On a historical basis, home communication services revenues fell by 5% or 676 million euros between 2010 and 2011, reflecting i) the adverse impact of changes in the scope of consolidation, which totaled 6 million euros, and ii) organic change on a comparable basis, i.e. a decline of 681 million euros in revenues.

On a comparable basis, home communication services revenues fell by 5% or 681 million euros between 2010 and 2011, to 12,860 million euros at end-2011. Eliminating the cuts imposed on wholesale rates for Internet access and, to a lesser extent, on interconnections with the France Telecom-Orange switched network, revenues fell by 4% year-on-year.

The 5% decline in home communication services revenues in France on a comparable basis between 2010 and 2011 is analyzed below, broken down into the three components that comprise home communication services revenues in France.

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Consumer Services

On a comparable basis, Consumer Services revenues totaled 7,863 million euros in 2011, a fall of 6.3%. The fall was attributable to the recurring decline in the Public Switched Telephone Network (PSTN) business, partially offset by further growth of ADSL broadband services. ARPU from fixed-line consumer services (see Financial glossary appendix) edged down from 34.9 euros at December 31, 2010 to 34.6 euros at December 31, 2011, reflecting the fact that the January VAT increase was not passed through, the effect of the overhaul of the range of Internet offerings in 2010 and the integration of abundance offers covering calls from Livebox to mobiles.

The year-on-year change in Consumer Services revenues stemmed from:

•

a 2.2% increase in Consumer Online and Internet Access Services revenues, marked by the fact that the January VAT increase was not passed through (impact estimated at 16 million euros). Despite a slowdown in year-on-year growth in the broadband market, the ADSL customer base increased by 347,000 in 2011, thanks to robust commercial performances. The broadband customer base accordingly increased by 4.2% year-on-year, with 9,598 million broadband lines at December 31, 2011. Growth in the broadband customer base was driven by the success of the Open offers (1,196,000 customers at December 31, 2011) and the new segmented triple-play offers (Livebox star and Livebox Zen). It was also accompanied by an increase in value through the 24.8% increase in subscribers to ADSL TV offers;

•

a 17.4% fall in Consumer Calling Services revenues attributable mainly to: i) the fall in the market for switched network traffic (measured by interconnections) as VoIP expands; and ii) the impact of lower rates. This reduction in revenues is correlated with the decline in total PSTN traffic billed to France Telecom-Orange customers, which fell 17.9% year-on-year; and

•

a 12.5% fall in Consumer Subscription Fees revenues, thanks to growth in full unbundling, wholesale subscriptions and wholesale naked ADSL access to third-party ISPs (revenues from these sales are included in “Carrier Services” below).

Carrier Services

On a comparable basis, carrier services revenues edged down by 1.6% between 2010 and 2011, to 4,453 million euros at end-2011. This trend was attributable to:

•

a 14.5% decline in Other Carrier Services revenues, chiefly reflecting a simultaneous fall in traffic and routing rates on France Telecom-Orange’s switched telephone network rebilled to Orange Business Services;

•

partially offset by a 3.0% increase in Domestic Carrier Services revenues, attributable mainly to further growth in the full unbundling of telephone lines and wholesale subscriptions, which offset the cuts to DSL volumes and rates in January and September 2011, preceded by a rate reduction in July 2010. Domestic interconnection revenues fell by 8.3% year-on-year due to a falloff in traffic volumes and reductions in interconnection rates in October 2010 and again in October 2011.

Other Home Communication Services

On a comparable basis, Other Home Communication Services revenues fell by 12.5% between 2010 and 2011, due to i) a 45.2% decline in public phone traffic, ii) a downward trend in rentals and sales of fixed telephony equipment, other than ADSL equipment, and iii) the retrocession of distribution commissions on the Open offers to Personal Communication Services in France.

2010 vs. 2009

On a historical basis, the 3.8% or 540 million euros fall in home communication services revenues in France between 2009 and 2010 was attributable to i) the adverse impact of change in the scope of consolidation and other changes, which totaled 120 million euros, and ii) organic change on a comparable basis, i.e. a decline of 420 million euros in revenues.

On a comparable basis, revenues earned by home communication services in France fell 3%, i.e. 420 million euros, between 2009 and 2010, to 13,536 million euros in 2010. Eliminating the cuts imposed on wholesale rates for Internet access and, to a lesser degree, on interconnections with the France Telecom-Orange switched network, revenues fell 2.2% year-on-year.

The 3% decline in home communications revenues in France between 2009 and 2010, on a comparable basis, is explained below, broken down by the three components that comprise home communication services revenues in France.

Consumer Services

On a comparable basis, Consumer Services revenues amounted to 8,413 million euros in 2010, down 4.2% between 2009 and 2010. This deterioration was due to the recurring decline in the Public Switched Telephone Network (PSTN) business, partially offset by further development of ADSL broadband services. ARPU from fixed-line Consumer Services increased substantially, from 34.2 euros at December 31, 2009 to 34.9 euros at December 31, 2010, driven by the growth of Internet services.

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The change in Consumer Services revenues between 2009 and 2010 stemmed from:

•

a 6.8% rise in revenues from Consumer Online and Internet Access Services associated with the take-up of ADSL broadband services. In a fiercely competitive broadband market where customer churn is becoming a real issue, Orange returned to strong growth during the second half of 2010, thanks to tailored rate cuts accompanied by an enhancement of the content offered. The successful launch of the Open quadruple-play offer, providing fixed-line communication services combined with a mobile subscription, also contributed to the recovery of the broadband market share. Thus, the broadband customer base expanded 3.1% over the year. Growth in the broadband customer base was also accompanied by an increase in value, due in part to growth in VoIP (Voice over Internet Protocol) subscribers and a 27% increase in subscriptions to ADSL TV offers;

•

a 13.6% fall in Consumer Calling Services revenues, attributable mainly to i) the fall in the market for switched network traffic (measured by interconnections) as VoIP services expand, and ii) the impact of lower rates. This reduction in revenues is correlated with the decline in total PSTN traffic billed to France Telecom-Orange customers, which fell 12.7% year-on-year; and

•

a 11.7% fall in Consumer Subscription Fees revenues, attributable to growth in full unbundling, wholesale subscriptions and wholesale naked ADSL access to third-party ISPs (revenues from these sales are included in “Carrier Services” below).

Carrier Services

On a comparable basis, revenues from Carrier Services were virtually unchanged between 2009 and 2010, amounting to 4,525 million euros in 2010. This slight increase of 0.4% was attributable to:

•

an 8.4% drop in revenues from Other Carrier Services, reflecting a simultaneous fall in traffic and routing rates on France Telecom-Orange’s switched telephone network;

•

partially offset by a 4% rise in revenues from Domestic Carrier Services, mainly due to the further development of full unbundling of telephone lines and wholesale subscriptions, which offset the cuts to DSL volume and rates in January 2010, following a previous cut in July 2009. Domestic interconnection revenues fell 11.8% between 2009 and 2010 due to a fall-off in traffic volume and lower interconnection rates in October 2009 and again in October 2010.

Other Home Communication Services

On a comparable basis, revenues from Other Home Communication Services fell 10.5% between 2009 and 2010, owing to i) a 60% slump in public phone traffic, and ii) a downward trend in rental and sales of fixed telephony terminals, other than ADSL equipment.

9.1.3.1.2   Reported EBITDA – France

2011 vs. 2010

On a historical basis, Reported EBITDA in France fell by 2.8% or 244 million euros between 2010 and 2011, due to:

•

the favorable impact of change in the scope of consolidation in the amount of 85 million euros, stemming mainly from i) the transfer of Human Resources functions, ii) the integration of the Information Systems department, iii) the integration of the Photo Service and Photo Station distribution network, as well as, in the opposite direction, iv) the transfer of a customer segment to the Enterprises operating segment;

•

organic change on a comparable basis, i.e. a decline of 329 million euros.

On a comparable basis, the decline was 3.7% or 329 million euros. Excluding the impact of regulatory rate cuts on wholesale Internet access sales and fixed interconnection and mobile inter-operator rates, the decline was 2.1% or 180 million euros, and was attributable mainly to:

•

a fall of 780 million euros in revenues, marked by a trend towards lower revenues from the Public Switched Telephone Network, by the negative impact of regulatory rate cuts on wholesale Internet access sales and fixed interconnection and mobile inter-operator rates, and by the fact that the increase in VAT was only partially passed through;

•

partially offset by i) the 274 million euros reduction in labor expenses due to the provision of 401 million euros booked in 2010 in respect of the implementation of the “Part-Time for Seniors” plan, offset by wage and staff increases in 2011; and ii) a saving of 178 million euros on service fees and inter-operator costs stemming from the positive impact of the reduction in fixed-line and mobile call termination rates, which absorbed the effect of the increase in traffic volumes, particularly text messages (SMS).

2010 vs. 2009

On a historical basis, the 4.9% or 455 million euros fall in Reported EBITDA in France between 2009 and 2010 was attributable to i) organic change on a comparable basis, i.e. a decline of 493 million euros, ii) partially offset by the positive impact of change in the scope of consolidation and other changes, which totaled 38 million euros.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   233

On a comparable basis, the 5.3% (493 million euros) decrease in France’s Reported EBITDA between 2009 and 2010 was mainly the result of:

•

a fall of 322 million euros in revenues, attributable in large part to the trend towards lower revenues from the Public Switched Telephone Network, as well as the negative impact of regulatory rate cuts on wholesale Internet access sales and fixed interconnection and mobile inter-operator rates;

•

a rise of 263 million euros in commercial expenses, due to an increase in the share of purchases of high-end mobile handsets, and the strengthening of the customer loyalty-building program; and

•

an 18 million euros rise in purchases of content rights, including for Orange sport and Orange Cinéma Séries.

The effects of the fall in revenues and increase in expenses set out above were partially offset by:

•

the positive difference of 60 million euros between the net provisions booked in 2009 (461 million euros) and 2010 (401 million euros) in respect of the implementation of the “Part-Time for Seniors” and “Intermediate Part-Time” plans further to the agreement on the employment of seniors signed in November 2009 and the amendment to this agreement signed in December 2010, which integrates the consequences of pension reform (see Note 5 and 23 to the consolidated financial statements);

•

the fall of 12 million euros in provisions for bad and unrecoverable debts; and

•

the impact, in 2009, of a fine issued by the Competition Authority against Orange Caraïbe, affecting France’s Reported EBITDA by 35 million euros (see Note 15 to the consolidated financial statements).

9.1.3.1.3   Operating income – France

2011 vs. 2010

On a historical basis, the 5.0% or 326 million euros fall in operating income in France between 2010 and 2011, to 6,241 million euros at end-2011, was attributable to organic change on a comparable basis in the amount of 395 million euros, partially offset by a favorable impact of 69 million euros from change in the scope of consolidation, stemming mainly from change in the scope of operations.

On a comparable basis, the 395 million euros or 5.9% fall in operating income in France between 2010 and 2011 stemmed from the fall in Reported EBITDA and the 62 million euros increase in depreciation and amortization expense relating to the increase in investments.

2010 vs. 2009

On a historical basis, operating income in France amounted to 6,567 million euros in 2010, a fall of 7% or 494 million euros between 2009 and 2010, and reflected i) a 34 million euros positive impact from change in the scope of consolidation and other changes, as well as ii) organic change on a comparable basis, i.e. a 528 million euros decline in operating income.

On a comparable basis, the 7.4% or 528 million euros year-on-year decline in France’s operating income chiefly reflects a 493 million euros decline in Reported EBITDA and a 60 million euros increase in depreciation and amortization.

9.1.3.1.4   Capex – France

2011 vs. 2010

On a historical basis, Capex in France increased by 2.0% or 51 million euros between 2010 and 2011. The increase was attributable to organic change on a comparable basis in the amount of 45 million euros, and the favorable impact of change in the scope of consolidation in the amount of 6 million euros.

On a comparable basis, the year-on-year increase of 45 million euros or 1.7% in Capex in France was attributable to:

•

a significant increase in investments relating to ADSL equipment installed on customers’ premises in connection with the success of the Open offers and the renewal of Livebox and decoders, in order to improve quality of service;

•

increased spending on information systems to meet the challenge of improving quality of service, the growing importance of fiber and the renovation of the distribution information system;

•

increased investment in fiber; and

•

partially offset by lower 3G capacity investments, in connection with: i) the upfront investment made in the second half of 2010 to support the new offerings and the sharp growth in voice, SMS and data traffic following the introduction of smartphones, ii) the completion of the program to increase speeds and network density.

Growth in 3G mobile investment, which brought coverage up to 98.2% of the population at end-2011.

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2010 vs. 2009

On a historical and a comparable basis, Capex in France increased by 18.9% or 408 million euros between 2009 and 2010. The increase was attributable mainly to:

•

i) capacity investments in response to the acceleration in data usage attributable to the growing popularity of 3G dongles and smartphones; ii) increased investment on customer service centers; iii) increased investment on the maintenance and modernization of fixed access networks; and iv) increased investments relating to equipment installed on customers’ premises, such as Livebox and decoders, in order to improve quality of service;

•

partially offset by the reduction in investment in ADSL capacity as the pace of expansion in broadband capacity slows (mature market).

Greater investment in the 3G mobile network took coverage to 94.9% of the population at December 31, 2010, ahead of the initial schedule.

9.1.3.1.5   Acquisitions of telecommunication licenses – France

The cost of acquiring telecommunication licenses in France was 293 million euros in 2011, and mainly reflected the acquisition of a 20 MHz block of duplex frequencies in the 2.6 GHz band, allocated to the very high bandwidth mobile network for 291 million euros (4G) (see Section 9.1.1.4 Significant events).

On a historical basis and a comparable basis, the cost of acquiring telecommunication licenses in France was 285 million euros in 2010, and reflected the acquisition of a block of 3G frequencies.

No telecommunication licenses were acquired in France in 2009.

9.1.3.2   Spain

SPAIN (in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	3,993	3,821	3,821	4.5%	4.5%	3,887
Reported EBITDA (2)	839	765	765	9.8%	9.8%	729
Reported EBITDA/Revenues	21.0%	20.0%	20.0%			18.8%
Operating income	(168)	(218)	(218)	23.3%	23.2%	(274)
Operating income/Revenues	(4.2)%	(5.7)%	(5.7)%			7.0%
Capex (2)	405	397	397	2.0%	2.0%	440
Capex/Revenues	10.1%	10.4%	10.4%			11.3%
Average number of employees	3,089	3,099	3,099	(0.3)%	(0.3)%	3,230

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustement from liquidated entities, impairment loss and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses and excluding investments financed through finance leases (Capex) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “Spain” operating segment covers all personal (mobile telephony) and home (fixed-line and Internet) communication services in Spain.

9.1.3.2.1   Revenues – Spain

2011 vs. 2010

In 2011, revenues in Spain were favorably disconnected from change in GDP and the broader telecommunication market: for 2011, the IMF estimates Spain’s annualized GDP growth at 0.7% and the decline in telecommunication market revenues at 0.4%. On a historical basis and a comparable basis, the 4.5% or 172 million euros increase in revenues in Spain between 2010 and 2011 resulted primarily from the resumption of growth in personal and home communication services revenues over the year, driven by the commercial success of Orange’s offerings. Excluding regulatory impact, revenues in Spain would have increased by 7.0% year-on-year.

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2010 vs. 2009

On a historical basis, the 1.7% or 66 million euros fall in revenues in Spain between 2009 and 2010 reflected i) a 22 million euros negative impact from change in the scope of consolidation and other changes, as well as ii) organic change on a comparable basis, i.e. a 44 million euros decline in revenues.

On a comparable basis, the 1.1% or 44 million euros fall in revenues in Spain between 2009 and 2010 was due primarily to the regulatory impact and the economic recession. Excluding regulatory impact, revenues would have risen 2.8% year-on-year.

Personal Communication Services in Spain

2011 vs. 2010

On a historical basis and a comparable basis, personal communication services revenues in Spain increased by 4.1% or 128 million euros between 2010 and 2011.

Excluding regulatory impact, the 7.0% year-on-year increase in revenues reflected:

•

a 4.5% increase in the total number of customers over the year, to 12.5 million at December 31, 2011. The increase was driven by year-on-year growth of 6.7% or 0.5 million people in the number of contract customers; and

•

growth in “non-voice” service revenues (excluding SMS and MMS), driven by the development of broadband applications and, especially, strong growth in Internet browsing for mobile telephony. The number of customers with mobile Internet offers was multiplied by 3.3 compared with 2010, reaching 2.4 million at December 31, 2011. In addition, the number of customers subscribing to “Internet Everywhere” services increased by 21% year-on-year. In total, “non-voice” service revenues increased by 24.1% between 2010 and 2011, compared with growth of 9.2% between 2009 and 2010. The number of customers of hosted Mobile Virtual Network Operators (MVNO) was also significantly higher, with growth of 24% year-on-year, to a total of 1.5 million customers at December 31, 2011.

2010 vs. 2009

On a historical basis, the 1.8% or 59 million euros decline in personal communication services revenues in Spain between 2009 and 2010 reflected i) the unfavorable impact of change in the scope of consolidation and other changes in the amount of 19 million euros, and ii) organic change on a comparable basis, i.e. a decline of 40 million euros.

On a comparable basis, revenues earned by personal communication services in Spain fell 1.2% between 2009 and 2010, to 3,158 million euros. The fall reflected a 2.9% drop in ARPU, following rate cuts in a fiercely competitive environment, and the ongoing cuts to call termination rates. Excluding regulatory impact, revenues rose 3.6%, reflecting:

•

i) a 7.2% rise in contract customers over the year, to 7.1 million at December 31, 2010, and ii) the increased proportion of contract customers in the overall customer base, standing at 59.8% at December 31, 2010 against 56.0% at December 31, 2009. The meager 0.5% rise in total customer numbers to 11.9 million at December 31, 2010, reflected the impact on prepaid offers in Spain of the law on mandatory identification of mobile customers, which led to an 842,000 change in the prepaid customer base. Without this factor, total customer numbers would have grown 8.2%; and

•

growth in “non-voice” revenues (excluding SMS and MMS), driven by the expansion of broadband applications and, especially, the sharp growth in Internet Everywhere and Business Everywhere services, which together had 637,000 customers at December 31, 2010, compared with 352,000 at December 31, 2009.

Home Communication Services in Spain

2011 vs. 2010

On a historical basis, home communication services revenues in Spain increased by 6.5% or 44 million euros between 2010 and 2011.

On a comparable basis, home communication services revenues in Spain increased by 6.6% or 44 million euros between 2010 and 2011. This growth resulted primarily from the resumption of growth in broadband revenues, which increased by 11.6% year-on-year, driven by:

•

sustained growth of 13.5% in the number of ADSL customers between 2010 and 2011, a net increase of 150,500 customers thanks to strong sales and a reduction in the churn rate;

•

growth in the penetration rate of unbundled services, which represented 61.4% of the total number of broadband customers, an increase of 6.6 points year-on-year; and

•

a 1.9% increase in ARPU to 32.4 euros as of December 31, 2011. This increase was attributable to growth in the number of “Voice over IP” customers.

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2010 vs. 2009

On a historical basis, the 1.0% or 8 million euros fall in home communication services revenues in Spain between 2009 and 2010 reflected i) a 3 million euros negative impact from change in the scope of consolidation and other changes, as well as ii) organic change on a comparable basis, i.e. a decline of 4 million euros.

On a comparable basis, home communication services revenues in Spain fell by 0.5% between 2009 and 2010, to 663 million euros in 2010. The decline mainly reflected falling revenues for business services and low-speed Internet access. Broadband revenues increased by 0.7% between 2009 and 2010, driven by a 4.6% rise in ARPU and the significant increase in the number of customers in the second half of 2010, which offset the falls seen in previous quarters.

9.1.3.2.2   Reported EBITDA – Spain

2011 vs. 2010

On a historical and a comparable basis, Reported EBITDA in Spain increased by 9.8% between 2010 and 2011 to 839 million euros. The year-on-year growth of 74 million euros was attributable mainly to i) a 172 million euros increase in revenues and ii) a 37 million euros fall in service fees and inter-operator costs, attributable mainly to the reduction in mobile call termination rates, iii) partially offset by a 135 million euros increase in commercial expenses in a fiercely competitive environment.

2010 vs. 2009

On a historical basis, Spain’s Reported EBITDA rose 4.9%, i.e. 36 million euros, between 2009 and 2010.

On a comparable basis, Spain’s Reported EBITDA increased 4.7% between 2009 and 2010, to 765 million euros. The 35 million year-on-year difference mainly reflected i) an 82 million fall due to lower interconnection costs, and ii) a 23 million drop in other external purchases (property costs, overheads and other external costs), which was partially offset by iii) a 44 million euros reduction in revenues and an increase of 77 million euros in commercial expenses in the intensely competitive environment.

9.1.3.2.3   Operating income – Spain

2011 vs. 2010

Operating income in Spain was a loss of 168 million euros in 2011, compared with a loss of 218 million euros in 2010; on a historical and a comparable basis, results improved by 50 million euros. The improvement was attributable to the 74 million euros improvement in Reported EBITDA, partially offset by a 26 million euros increase in depreciation and amortization expense.

2010 vs. 2009

On a historical basis, the 56 million euros increase in operating income in Spain between 2009 and 2010 was attributable mainly to organic change on a comparable basis.

On a comparable basis, Spain made a 218 million euros operating loss in 2010, compared with a 273 million euros loss in 2009. This represents a 19.9% improvement due to the rise in Reported EBITDA and lower depreciation and amortization charges.

9.1.3.2.4   CAPEX – Spain

2011 vs. 2010

On a historical and a comparable basis, Capex in Spain increased by 8 million euros between 2010 and 2011, to 405 million euros. Investments were focused primarily on growth businesses and customer satisfaction, mainly in the field of mobile data networks, aimed primarily at overhauling the wireless access network and increasing the transmission speed of connections.

2010 vs. 2009

On a historical and a comparable basis, Capex in Spain decreased by 43 million euros between 2009 and 2010, to 397 million euros. Investments were mainly concentrated on growth business lines (3G mobile network), customer satisfaction (improving IT software) and building up the distribution network.

9.1.3.2.5   Acquisitions of telecommunication licenses – Spain

Acquisitions of telecommunication licenses in Spain totaled 580 million euros in 2011. They reflected the acquisition of blocks of 10 MHz of frequencies in the 800 MHz band, of 5 MHz in the 900 MHz band, and of 10 MHz and 20 MHz in the 2.6 GHz band. These acquisitions were made in connection with the reallocation of the radio spectrum by the Spanish authorities through a public tender (see Section 9.1.1.4 Significant events). The amount allocated to the high capacity-broadband mobile network (4G frequencies, i.e. 800 MHz and 2.6 GHz) totaled 447 million euros.

No telecommunication licenses were acquired in Spain in 2009 or 2010.

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9.1.3.3   Poland

POLAND (in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	3,625	3,781	3,934	(4.1)%	(7.8)%	3,831
Reported EBITDA (2)	1,347	1,118	1,180	20.5%	14.2%	1,462
Reported EBITDA/Revenues	37.2%	29.6%	30.0%			38.2%
Operating income	443	201	229	120.2%	93.5%	95
Operating income/Revenues	12.2%	5.3%	5.8%			2.5%
Capex (2)	627	645	679	(2.8)%	(7.6)%	500
Capex/Revenues	17.3%	17.0%	17.2%			13.1%
Average number of employees	24,119	25,217	25,688	(4.4)%	(6.1)%	28,096

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustement from liquidated entities, impairment loss and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses and excluding investments financed through finance leases (Capex) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “Poland” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in Poland.

9.1.3.3.1   Revenues – Poland

2011 vs. 2010

On a historical basis, the 7.8% or 309 million euros fall in revenues in Poland between 2010 and 2011 reflected i) the adverse impact of foreign exchange fluctuations, in the amount of 115 million euros, attributable to the Polish zloty’s appreciation against the euro, ii) the adverse impact of changes in the scope of consolidation and other changes, in the amount of 38 million euros, and iii) organic change on a comparable basis, i.e. a decline of 156 million euros in revenues.

On a comparable basis, the 156 million euros or 4.1% fall in revenues in Poland between 2010 and 2011 stemmed from i) a decline in voice traffic in the fixed-line business, in the amount of 147 million euros, ii) a 16 million euros fall in the revenues of “non-voice” mobile services, due mainly to the adverse impact of cuts in regulated rates, partially offset by iii) a 15 million euros increase in carrier services and other fixed-line equipment revenues. Excluding regulatory impact, revenues would have fallen 2.6% year-on-year.

2010 vs. 2009

On a historical basis, the 2.7% or 103 million euros increase in revenues in Poland between 2009 and 2010 reflected i) the positive impact of foreign exchange fluctuations, in the amount of 314 million euros, attributable to the Polish zloty’s fluctuations against the euro, and ii) organic change on a comparable basis, i.e. a decline of 211 million euros in revenues.

On a comparable basis, the 211 million euros or 5.1% fall in revenues in Poland between 2009 and 2010 stemmed from i) a 190 million euros decline in voice traffic in the fixed-line business, ii) a 34 million euros decline in revenues from mobile “voice” services, mainly attributable to an adverse regulatory impact, partially offset by iii) a 13 million euros increase in carrier services revenues. Excluding regulatory impact, revenues would have fallen 2.7% year-on-year.

Personal Communication Services in Poland

2011 vs. 2010

On a historical basis, the 3.1% or 59 million euros fall in personal communication services revenues in Poland between 2010 and 2011 was attributable mainly to the adverse impact of foreign exchange fluctuations, in the amount of 58 million euros.

On a comparable basis, personal communication services revenues in Poland fell by 1 million euros or 0.1% between 2010 and 2011. Excluding cuts to call termination rates, revenues would have increased by 3.1% year-on-year.

The 0.1% decline in personal communication services revenues in Poland was attributable mainly to i) a 4.7% fall in ARPU year-on-year (with ARPU totaling 491 zlotys at December 31, 2011), partially offset by ii) a 0.3% increase in the number of contract customers (to a total of 6,977 million at December 31, 2011), i.e. an additional 21,000 customers compared with December 31, 2010.

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2010 vs. 2009

On a historical basis, the 7.7% or 138 million euros increase in personal communication services revenues in Poland between 2009 and 2010 reflected the positive impact of foreign exchange fluctuations, i.e. 147 million euros, partially offset by organic change on a comparable basis, i.e. a decline of 9 million euros in revenues.

On a comparable basis, revenues from personal communication services in Poland fell 9 million euros or 0.5% between 2009 and 2010. Excluding cuts to call termination and roaming rates, revenues would have risen 3.1% year-on-year.

On a comparable basis, the 0.5% fall in personal communication services revenues in Poland was attributable mainly to a 3.3% decline in ARPU between 2009 and 2010, stemming mainly from i) the reduction in outgoing call rates after the launch of abundance offers, and ii) the cuts in call termination rates (a 36% reduction in the first quarter of 2009 followed by a 23% cut in July 2009), iii) partially offset by:

•

the 5.0% growth in the number of contract customers, which stood at 6,956,000 at December 31, 2010, representing in excess of 332,000 additional customers compared with December 31, 2009. The share of contract customers in the overall customer mix amounted to 48.5% at December 31, 2010 compared with 48.3% at December 31, 2009; and

•

a 17.7% rise in AUPU to 161 minutes, driven by the new abundance offers.

Home Communication Services in Poland

2011 vs. 2010

On a historical basis, the 10.9% or 247 million euros fall in home communication services revenues in Poland between 2010 and 2011 reflected i) organic change on a comparable basis, i.e. a decline of 139 million euros in revenues, ii) the adverse impact of foreign exchange fluctuations, in the amount of 65 million euros, and iii) the adverse impact of changes in the scope of consolidation and other changes, in the amount of 43 million euros.

On a comparable basis, the 139 million euros or 6.5% fall in home communication services revenues in Poland between 2010 and 2011 stemmed mainly from a 16.3% fall in “voice” revenues, a consequence of:

•

a fall of 774,000 in the number of fixed-line customers between December 31, 2010 and December 31, 2011. This decline was attributable to fixed-line/mobile substitution and customers switching to wholesale offers (increase of 176,000 customers); and

•

a 5.5% or 340 million euros fall in broadband revenues attributable to the 0.6% fall in the number of customers between December 31, 2010 and December 31, 2011 (loss of 12,000 customers).

2010 vs. 2009

On a historical basis, the 0.9% or 21 million euros fall in home communication services revenues in Poland between 2009 and 2010 reflected the positive impact of foreign exchange fluctuations, in the amount of 187 million euros, partially offset by organic change on a comparable basis, i.e. a decline of 209 million euros in revenues.

On a comparable basis, the 209 million euros or 8.4% fall in home communication services revenues in Poland between 2009 and 2010 stemmed mainly from a 16.9% fall in “voice” revenues, as a consequence of:

•

declining customer numbers for fixed-line telephony, down 814,000, together with a fall in rates. The drop in the number of customers is linked to fixed-line/mobile substitution and customers switching to wholesale buying (increase of 197,000 wholesale clients);

•

an almost 23% fall in the price of consumer fixed-line/mobile calls;

•

a 0.4% fall in wholesale revenues (337 million euros) due to cuts in call termination rates, partially offset by an increase in the number of wholesale customers (197,000 additional customers year-on-year); and

•

the 4.6% fall in broadband revenues (371 million euros) reflecting a 3.7% shrinkage in the customer base (customers down 78,000 year-on-year).

9.1.3.3.2   Reported EBITDA – Poland

2011 vs. 2010

On a historical basis, the 14.2% or 167 million euros increase in Reported EBITDA in Poland between 2010 and 2011 resulted from the 229 million euros increase in organic changes in Reported EBITDA on a comparable basis, partially offset by i) the positive impact of foreign exchange fluctuations, in the amount of 35 million euros, and ii) the adverse impact of changes in the scope of consolidation and other changes, in the amount of 27 million euros.

On a comparable basis, the 229 million euros increase in Reported EBITDA in Poland resulted mainly from i) a 266 million euros provision recognized in 2010 in respect of the dispute between Danish Polish Telecommunications Group (DTPG) and TP S.A. (see Section 9.1.1.4 Significant events and Notes 4, 15 and 16 to the consolidated financial statements), ii) the recognition in the first half of 2011 of gains on disposal of assets in the amount of 197 million euros, relating to the disposal by TP S.A. of its subsidiary TP Emitel (see Section 9.1.1.4 Significant events and Note 2 to the consolidated financial statements), iii) a 54 million euros reduction in interconnection fees stemming from cuts in call termination rates, and iv) a 51 million euros increase in other operating income. Year-on-year, these positive factors were partially offset by i) a 156 million euros fall in revenues, ii) the recognition in the first half of 2011 of an additional 115 million euros provision covering the European Commission’s fine against TP S.A. for abuse of dominant position in the wholesale broadband Internet access market in Poland (see Section 9.1.1.4 Significant events and Notes 4 and 15 to the consolidated financial statements), and iii) a 34 million euros provision for restructuring costs.

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2010 vs. 2009

On a historical basis, the 19.3% or 282 million euros fall in Reported EBITDA in Poland between 2009 and 2010 was mainly attributable to organic change on a comparable basis, i.e. a decline of 402 million euros in Reported EBITDA, partially offset by the positive impact of foreign exchange fluctuations, i.e. 120 million euros.

On a comparable basis, the fall of 402 million euros in Poland’s Reported EBITDA was due primarily to:

•

i) a 211 million euros fall in revenues, and ii) a 266 million euros provision in respect of the dispute between Danish Polish Telecommunications Group (DTPG) and TP S.A. concerning a contract for the installation and operation of a fiber optic network (see Section 9.1.1.4 Significant events and Notes 4, 15 and 16 to the consolidated financial statements);

•

partially offset by i) a 27 million euros reduction in labor expenses (voluntary redundancy plan), ii) a 21 million euros fall in overheads, and iii) the 19 million euros reduction in interconnection charges related to falling call termination rates.

9.1.3.3.3   Operating income – Poland

2011 vs. 2010

On a historical basis, the 214 million euros increase in operating income in Poland between 2010 and 2011 stemmed from organic change on a comparable basis, i.e. an increase of 242 million euros in operating income, partially offset by i) the adverse impact of changes in the scope of consolidation and other changes, i.e. 21 million euros, and ii) the adverse impact of foreign exchange fluctuations, i.e. 7 million euros.

On a comparable basis, the 242 million euros increase in operating income in Poland between 2010 and 2011 was attributable to the 229 million euros improvement in Reported EBITDA and an increase in depreciation and amortization expense in the amount of 12 million euros.

2010 vs. 2009

On a historical basis, the 139.7% or 134 million euros increase in operating income in Poland between 2009 and 2010 reflected the positive impact of foreign exchange fluctuations, in the amount of 9 million euros, and organic change on a comparable basis, i.e. an increase of 125 million euros in operating income.

On a comparable basis, the 120.2% or 125 million euros rise in Poland’s operating income between 2009 and 2010 primarily reflects the recognition of an impairment loss on goodwill of 433 million euros in 2009 (400 million euros on a historical basis), partially offset by the 89 million euros fall in depreciation and amortization, and by the 402 million euros decline in Reported EBITDA.

9.1.3.3.4   Capex – Poland

2011 vs. 2010

On a historical basis, the 7.6% or 52 million euros reduction in Capex in Poland between 2010 and 2011 was attributable to i) organic change on a comparable basis, i.e. a reduction of 18 million euros in Capex, ii) the adverse impact of foreign exchange fluctuations, in the amount of 20 million euros, and iii) the adverse impact of changes in the scope of consolidation and other changes, which totaled 14 million euros.

On a comparable basis, the 18 million euros or 2.8% reduction in Capex in Poland between 2010 and 2011 stemmed mainly from a reduction in expenditure on I.T hardware and wireless access using the CDMA standard.

2010 vs. 2009

On a historical basis, the 35.6% or 179 million euros increase in Capex in Poland between 2009 and 2010 reflected the positive impact of foreign exchange fluctuations, in the amount of 42 million euros, and organic change on a comparable basis, i.e. an increase of 137 million euros in Capex.

On a comparable basis, the 137 million euros or 25.3% increase in Capex in Poland between 2009 and 2010 stemmed mainly from increased capital expenditure on access and transmission equipment at customers’ premises, pursuant to the terms of the memorandum of understanding signed with the regulator (see Section 9.1.2.5.3 Investment projects). These investments gathered pace during the second half of 2010.

9.1.3.3.5   Acquisitions of telecommunication licenses – Poland

No telecommunication licenses have been acquired in Poland in the last three years (2009, 2010 and 2011).

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9.1.3.4   Rest of the World

REST OF THE WORLD (in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	8,795	8,879	8,248	(0.9)%	6.6%	7,210
Reported EBITDA (2)	2,993	3,190	2,941	(6.2)%	1.8%	2,733
Reported EBITDA/Revenues	34.0%	35.9%	35.7%			37.9%
Operating income	595	1,201	1,380	(50.5)%	(56.9)%	1,696
Operating income/Revenues	6.8%	13.5%	16.7%			23.5%
Capex (2)	1,409	1,340	1,248	5.1%	12.9%	1,143
Capex/Revenues	16.0%	15.1%	15.1%			15.9%
Average number of employees	26,650	26,087	22,789	2.2%	16.9%	20,973

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustement from liquidated entities, impairment loss and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses and excluding investments financed through finance leases (Capex) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services outside France, the UK, Poland and Spain, namely in Belgium, Botswana, Cameroon, Ivory Coast, Egypt, Jordan, Kenya, Madagascar, Mali, Moldova, the Dominican Republic, Romania, Senegal, Slovakia and Switzerland.

The following two sections provide a particular focus on the Group’s operations in Egypt and Romania.

Egypt

The pace of Egypt’s gross domestic product (GDP) growth in 2011 is estimated at 1.2%, down 3.9 points compared with 2010. The revolution has highlighted the economy’s structural weaknesses, including rampant unemployment, income disparities and social unrest. The IMF expects the country’s macroeconomic situation gradually to improve, with the resumption of significant GDP growth in 2013, although this will be hinged to a large extent on the ongoing political transition, the government’s willingness to adopt political reforms aimed at improving the investment climate, and the ability of the economy to get the tourism market started again and to attract new foreign direct investment.

The telecommunications market was significantly influenced by the events of 2011. The suspension by the then government of mobile and Internet services damaged the image of the three incumbent operators. In addition, the pro-governmental text messages sent at the outset of the revolution led to some operators being accused of collusion with the authorities. In addition, the tourism sector has experienced a sharp drop in activity, resulting in a substantial fall in roaming revenues.

During the revolution, several Mobinil stores, sites and buildings were damaged, and the threat to the safety of Mobinil employees was considerable. In addition, Mobinil was the object of a boycott campaign in the second half of 2011. The post-revolutionary environment has exacerbated this incident, resulting in a significant impact on Mobinil’s activities and an increased rate of contract terminations.

The use of the full consolidation method for Mobinil (parent company of ECMS) and its subsidiaries since July 13, 2010 means that analysis of the trading environment on a historical basis is not meaningful (12 months activity in 2011, as opposed to six months in 2010).

On a comparable basis, revenues in Egypt fell by 5.9% or 77 million euros between 2010 and 2011, due primarily to the crisis affecting the country and the boycott directed against Mobinil. The impact of the strong commercial performance (2.7 million or 8.9% increase in the number of customers between December 31, 2010 and December 31, 2011) was wiped out by substantial price cuts in a fiercely competitive market.

On a comparable basis, the 110 million euros or 21.5% fall in Reported EBITDA in Egypt between 2010 and 2011 was attributable to i) the 77 million euros fall in revenues and ii) a 33 million euros increase in operating expenses, relating in large part to higher labor expense and, to a lesser extent, an increase in commercial expenses in a fiercely competitive environment.

On a comparable basis, the 256 million euros fall in operating income in Egypt between 2010 and 2011 was attributable mainly to a 173 million euros increase in depreciation and amortization expense and a 110 million euros fall in Reported EBITDA.

On a comparable basis, the 30 million euros reduction in Capex in Egypt between 2010 and 2011 was attributable mainly to the impact of the political crisis in the country.

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Romania

In 2011, Romania was recovering from a recession, with growth at 2% at the end of the year. But while inflation was slower in 2011 than in 2010, the austerity measures taken by the Romanian government in 2010 (5-point increase in VAT and 25% reduction in public-sector wages) continued to weigh heavily on household consumption.

The local currency, the leu, continued to fluctuate between 4.07 and 4.37 lei to the euro.

In 2011, the telecommunications market continued to suffer the effects of the economic crisis and the austerity policies adopted by the government. The decline in value in the telecommunications sector is estimated at 3%, with an ongoing decline in mobile services revenues, which were down 7% compared with the previous year, and a contraction in the mobile subscriber base, mainly in the prepaid market.

On a historical basis, revenues in Romania totaled 937 million euros in 2011 (down 3.6% compared with 2010), while Reported EBITDA was 346 million euros (down 15.1% compared with 2010) and Capex was 118 million euros (up 23.2%).

On a comparable basis, mobile services revenues in Romania were down 3.7% in 2011 compared with 2010, due mainly to a 1.9% fall in the number of mobile customers. The fall mainly relates to prepaid customers (down 4.9%), and was partially offset by a 121,000 increase in contract customers thanks to the success of the Animals offers launched in 2009. Between 2010 and 2011, mobile broadband Internet usage grew at a sustained pace of 45%, mainly in the consumer market. In addition, the October 2010 launch of new options associated with prepaid offers helped limit customer losses to a significant extent in this segment, compared with the competition. The fall in revenues was also attributable to a spike in inflation, which reached 8% in the first half of 2011 (due largely to the five-point increase in VAT in 2010), but also to a lack of confidence in the future, which prompted Romanian households to postpone purchases and increase their savings’ rate.

On a comparable basis, the 61 million euros or 14.9% fall in Reported EBITDA in Romania between 2010 and 2011 was attributable mainly to the 36 million euros fall in revenues, a 13 million euros increase in commercial expenses and an 11 million euros increase in service fees and inter-operator costs.

On a comparable basis, the 22 million euros or 23.2% increase in Capex in Romania between 2010 and 2011 was attributable mainly to the launch of a program aimed at extending 3G network coverage in rural areas. This brought 3G network coverage up from 52.3% to 82.5%, with a target of 99% by the time the program ends in mid-2012. The improvement in the HSDPA network continued in 2011, one benefit being an increase in the speed of the mobile Internet in Bucharest and the 20 largest cities in Romania, making it the fastest network in the Romanian market.

9.1.3.4.1   Revenues – Rest of the World

2011 vs. 2010

On a historical basis, the 6.6% or 547 million euros increase in Rest of the World revenues between 2010 and 2011 was attributable to:

•

the favorable impact of changes in the scope of consolidation and other changes, which totaled 740 million euros and chiefly included the full consolidation of Mobinil and its subsidiaries on July 13, 2010, in the amount of 690 million euros;

•

partially offset by i) the adverse impact of foreign exchange fluctuations in the amount of 109 million euros and ii) organic change on a comparable basis, i.e. a decline of 84 million euros in revenues.

On a comparable basis, Rest of the World revenues fell by 0.9% or 84 million euros between 2010 and 2011. Excluding regulatory impact, revenues would have risen 0.9% year-on-year.

By geographic area and on a comparable basis, the 0.9% or 84 million euros fall in revenues in the Rest of the World between 2010 and 2011 stemmed mainly from:

•

a 2.4% or 64 million euros fall in revenues in Western Europe (including 38 million euros for Switzerland and 37 million euros for Belgium), attributable mainly to cuts in regulated rates. Excluding regulatory impact, revenues in Western Europe would have been up 2.3% or 59 million euros, due mainly to:

•

i) a 2.4% or 38 million euros increase in revenues in Belgium, driven by strong growth in handset sales (10 million euros) and “non-voice” services (24 million euros in Multimedia), and an increase of 329,000 mobile customers with contracts compared with December 31, 2010, and

•

ii) an 11 million euros or 1.1% increase in revenues in Switzerland, driven by growth in “non-voice” services (36 million euros in Multimedia) and an improvement in “voice” services related to a change in pricing (billing by the second);

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•

a 2.3% or 43 million euros fall in revenues in Central Europe, due mainly to:

•

i) a 3.7% or 36 million euros fall in revenues in Romania, in what remained a fragile economic environment, affecting all market segments, especially on prepaid offers. The 323,000 fall in the number of prepaid customers compared with December 31, 2010, masks a 121,000 increase in contract customers. An improved trend did however begin to emerge in the second half of 2011, and

•

ii) a 2.4% or 18 million euros fall in revenues in Slovakia, marked by a significant regulatory impact of 16 million euros (i.e. a decline of 0.2% excluding the regulatory impact); and

•

a 0.1% or 4 million euros decline in revenues in Africa and Middle East. This change was attributable mainly to:

•

i) a 5.9% or 77 million euros fall in revenues in Egypt, stemming from the crisis affecting the country and the boycott of the Mobinil subsidiary; in addition, the impact of the strong commercial performance (increase of 2.7 million or 8.9% in the number of customers between December 31, 2010 and December 31, 2011) was wiped out by price cuts in a fiercely competitive market, and

•

ii) a 9.0% or 45 million euros fall in revenues in Ivory Coast, stemming from the political crisis affecting the country.

Excluding Egypt and the Ivory Coast, revenues increased by 6.1% or 118 million euros; this increase stemmed mainly from:

•

a 36.0% or 45.1 million euros increase in the revenues of new operations (Niger, Central African Republic, Uganda, Guinea Bissau and Guinea Conakry) driven by strong commercial growth (increase of 837,000 or 29% in the number of mobile customers between December 31, 2010 and December 31, 2011);

•

growth of 12.1% or 31 million euros in revenues in Cameroon, stemming from the increase of 1,121,000 or 31.4% in the number of customers between December 31, 2010 and December 31, 2011. The performance in Cameroon was driven by an aggressive commercial policy and network expansion;

•

growth of 3.7% or 25 million euros in revenues in Senegal, stemming from strong performances by the mobile business (21 million euros) and the international wholesale business (7 million euros).

2010 vs. 2009

On a historical basis, the 14.4% or 1,038 million euros increase in Rest of the World revenues between 2009 and 2010 reflected i) the positive impact of foreign exchange fluctuations, in the amount of 114 million euros, ii) the favorable impact of changes in the scope of consolidation and other changes, in the amount of 807 million euros (full consolidation of Mobinil and its subsidiaries in Egypt), and iii) organic change on a comparable basis, i.e. an increase of 117 million euros in revenues.

On a comparable basis, Rest of the World revenues increased by 1.4% or 117 million euros between 2009 and 2010. Excluding regulatory impact, revenues would have risen 3.2% year-on-year.

By geographic area, and on a comparable basis, the main reasons for the 1.4% rise in Rest of the World revenues between 2009 and 2010 were:

•

a 4.9% or 150 million euros increase in revenues in Africa and Middle East, attributable mainly to:

•

a 94.8% or 64 million euros increase in the revenues of new operations (Niger, Central African Republic, Uganda, Guinea-Bissau and Guinea), driven by strong commercial growth (increase of 1.1 million or 60.4% in the number of mobile customers),

•

a 9.5% or 43 million euros increase in revenues in Ivory Coast, driven by a 44.9% increase in the number of mobile customers, which stood at 5.5 million at December 31, 2010,

•

a 15.3% or 34 million euros increase in revenues in Cameroon, stemming from a 27.9% increase in the number of customers, or an additional 778,000 customers, between December 31, 2009 and December 31, 2010, and

•

a 10.0% increase in Mali revenues (27 million euros) reflecting a 36.0% rise in customer numbers (1.2 million additional customers) between December 31, 2009 and December 31, 2010;

•

a 1.3% or 35 million euros increase in revenues in Western Europe, stemming mainly from a 1.8% or 29 million euros increase in revenues in Belgium, driven by growth of 13% or 49 million euros in “non-voice” service revenues (from 369 million euros in 2009 to 419 million euros in 2010), particularly revenues generated by text (SMS) and multimedia (MMS) messages. Customer numbers, meanwhile, increased 135,000, to 3.7 million at December 31, 2010;

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•

this was partially offset by the 5.5% or 109 million euros drop in revenues from Central Europe, mainly due to:

•

an 82 million euros or 7.8% fall in Romania’s revenues, as ARPU declined 9% due to the fragile economy, and a fall in customer numbers of 532,000 since December 31, 2009, to 10.5 million at December 31, 2010, and

•

a 7.1% (57 million euros) fall in Slovakia’s revenues, driven by a 3.9% fall in ARPU and regulatory impact that dragged growth down 5 points. This decrease was accompanied by a decline in the number of customers, to 2.9 million at December 31, 2010, i.e. a loss of 22,000 customers since December 31, 2009.

9.1.3.4.2   Reported EBITDA – Rest of the World

2011 vs. 2010

On a historical basis, the 1.8% or 52 million euros increase in Rest of the World Reported EBITDA between 2010 and 2011 stemmed from:

•

the positive impact of changes in the scope of consolidation and other changes, which totaled 292 million euros and mainly reflected the full consolidation of Mobinil and its subsidiaries on July 13, 2010, in the amount of 290 million euros;

•

partially offset by i) the adverse impact of foreign exchange fluctuations, in the amount of 43 million euros, and ii) organic change on a comparable basis, i.e. a decline of 197 million euros in Reported EBITDA.

On a comparable basis, the 197 million euros or 6.2% fall in Rest of the World Reported EBITDA between 2010 and 2011 was attributable to a 112 million euros increase in operating expenses and an 84 million euros fall in revenues. The increase in operating expenses was attributable mainly to:

•

a 56 million euros increase in commercial expenses, notably i) in Belgium (11 million euros) stemming directly from growth in handset revenues, ii) in Romania (13 million euros) thanks to the growing share of smartphones, iii) in Egypt (9 million euros) and iv) in new operations (5 million euros); and

•

a 52 million euros increase in labor expenses, notably in Egypt, Senegal (wage increases driven by high inflation) and in Belgium to support the new operations, the distribution network and infrastructure renewal.

2010 vs. 2009

On a historical basis, the 7.6% or 208 million euros increase in Rest of the World Reported EBITDA between 2009 and 2010 mainly reflected the positive impact of changes in the scope of consolidation and other changes, which totaled 343 million euros (full consolidation of Mobinil and its subsidiaries in Egypt), partially offset by organic change on a comparable basis, i.e. a decline of 173 million euros in Reported EBITDA.

On a comparable basis, the 173 million euros or 5.6% fall in Rest of the World Reported EBITDA between 2009 and 2010 was mostly attributable to a 289 million euros rise in operating expenses included in the Reported EBITDA calculation, which a 117 million euros increase in revenues only partially offset. The rise in operating expenses included in the Reported EBITDA calculation was due to:

•

an 82 million euros rise in commercial expenses, notably in Belgium (39 million euros), Egypt (15 million euros) and Ivory Coast (11 million euros) to ensure commercial growth, and the Dominican Republic (9 million euros) to confront competitive pressures; and the development of new operations (Niger, Central African Republic, Guinea Bissau, Guinea and Uganda);

•

the rise in other external purchases (property costs, overheads and other external costs) totaling 56 million euros; and

•

a 54 million euros increase in service fees and inter-operator costs, stemming from i) the strong performance of the wholesale business in Senegal, Ivory Coast and Jordan, ii) expanding mobile “voice” traffic, mainly in new operations (Niger, Central African Republic, Guinea-Bissau, Guinea and Uganda), and iii) the growth of abundance offers in Romania and Belgium.

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9.1.3.4.3   Operating income – Rest of the World

2011 vs. 2010

On a historical basis, the 785 million euros fall in Rest of the World operating income between 2010 and 2011 mainly reflected organic change on a comparable basis, i.e. a decline of 606 million euros in operating income, and the adverse impact of changes in the scope of consolidation and other changes, which totaled 214 million euros, and mainly reflected i) the impact of the remeasurement of the legacy stake in Mobinil (parent of ECMS) following its takeover on July 13, 2010, in the amount of 336 million euros, ii) partially offset by the full consolidation of Mobinil and its subsidiaries on July 13, 2010, in the amount of 131 million euros.

On a comparable basis, the 606 million euros fall in Rest of the World operating income between 2010 and 2011 was attributable mainly to i) the 197 million euros fall in Reported EBITDA, ii) a 174 million euros increase in depreciation and amortization expense and iii) an increase in impairment losses in the amount of 236 million euros. In 2011, overall impairment losses totaled 823 million euros. They were attributable mainly to i) a 449 million euros impairment of acquisition goodwill in Egypt, and ii) a 156 million euros impairment of acquisition goodwill in Romania. Other impairments of goodwill and assets mainly affected subsidiaries operating in East Africa and the Subsidiary in Armenia, following reviews of their respective growth outlooks. In 2010, overall impairment losses totaled 587 million euros, including 471 million euros for Egypt (see Note 9.1.2.2 From Group Reported EBITDA to operating income and Note 6 to the consolidated financial statements).

2010 vs. 2009

On a historical basis, the 18.6% or 316 million euros fall in Rest of the World operating income between 2009 and 2010 mainly reflected the positive impact of changes in the scope of consolidation and other changes, which totaled 167 million euros (full consolidation of Mobinil and its subsidiaries in Egypt), offset by organic change on a comparable basis, i.e. a decline of 503 million euros.

On a comparable basis, the 503 million euros decline in Rest of the World operating income between 2009 and 2010 resulted mainly from:

•

i) the 173 million euros fall in Reported EBITDA, ii) a 548 million euros increase in impairment losses, which related mainly to Egypt (471 million euros, see Section 9.1.2.2 From Group Reported EBITDA to operating income), iii) an 83 million euros increase in depreciation and amortization expense, and iv) a 35 million euros fall in the share of profits (losses) of associates, mainly in Egypt and Tunisia;

•

this was partially offset by the remeasurement related to the acquisition of Mobinil (parent company of ECMS) for 336 million euros (see Section 9.1.2.2 From Group Reported EBITDA to operating income and Note 3 to the consolidated financial statements).

9.1.3.4.4   Capex – Rest of the World

2011 vs. 2010

On a historical basis, the 12.9% or 161 million euros increase in Rest of the World Capex between 2010 and 2011 stemmed from:

•

the positive impact of changes in the scope of consolidation and other changes, in the amount of 127 million euros, which mainly included i) the full consolidation of Mobinil and its subsidiaries on July 13, 2010, in the amount of 119 million euros, and ii) organic change on a comparable basis, i.e. an increase of 69 million euros in Capex;

•

partially offset by i) the adverse impact of foreign exchange fluctuations in the amount of 35 million euros.

On a comparable basis, the 69 million euros increase in Rest of the World Capex between 2010 and 2011 was largely attributable to increases in Capex in Kenya in the amount of 25 million euros (deployment of 3G), in Romania in the amount of 22 million euros, in Slovakia in the amount of 19 million euros, in Belgium in the amount of 18 million euros, in Niger in the amount of 18 million euros (major network extension) and in Ivory Coast in the amount of 14 million euros (reconstruction program). These elements were partially offset by temporary delays in deployment programs in Egypt, stemming from the political crisis affecting the country (30 million euros reduction), and in Cameroon (10 million euros reduction).

2010 vs. 2009

On a historical basis, the 9.2% or 105 million euros increase in Rest of the World Capex between 2009 and 2010 mainly reflected the positive impact of changes in the scope of consolidation, in the amount of 214 million euros (mainly Egypt), partially offset by organic change on a comparable basis, i.e. a decline of 121 million euros.

On a comparable basis, the 121 million euros reduction in Rest of the World Capex between 2009 and 2010 was attributable to:

•

lower investments, particularly on networks for new operations, notably in Armenia (62 million euros reduction), Uganda (47 million euros reduction), and Kenya (31 million euros reduction), following the large amounts invested in 2009 to roll out these networks; and

•

a tighter rein on investments in Egypt (46 million euros reduction).

These factors were partially offset by the increase in Capex in Mali (31 million euros increase), Cameroon (14 million euros increase) and Ivory Coast (12 million euros increase), aimed at dealing with growth in mobile service traffic. Capex also increased in Belgium and Switzerland, with year-on-year increases of 16 million euros and 19 million euros respectively.

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9.1.3.4.5   Acquisitions of telecommunication licenses – Rest of the World

Acquisitions of telecommunication licenses in the Rest of the World totaled 68 million euros in 2011, and mainly included i) the extension of the 2G license in Slovakia for 43 million euros, and ii) the acquisition of a 20 MHz block of duplex frequencies in the 2.6 GHz band, allocated to the high broadband mobile network (4G) in Belgium for 20 million euros (see Section 9.1.1.4 Significant events).

On a historical basis, acquisitions of telecommunication licenses in the Rest of the World totaled 227 million euros in 2010, and mainly included i) the acquisition of the second 3G frequency spectrum license in Egypt for 145 million euros (the first frequency spectrum license was acquired in 2008), and ii) the extension of the 2G license in Belgium for 74 million euros.

On a historical basis, acquisitions of telecommunication licenses in the Rest of the World totaled 65 million euros in 2009, including 51 million euros for the acquisition of the 3G in license in Jordan.

9.1.3.5   Enterprise

ENTREPRISE (in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	7,101	7,213	7,216	(1.6)%	(1.6)%	7,532
Reported EBITDA (2)	1,276	1,238	1,299	3.1%	(1.8)%	1,499
Reported EBITDA/Revenues	18.0%	17.2%	18.0%			19.9%
Operating income	940	897	958	4.7%	(1.9)%	1,123
Operating income/Revenues	13.2%	12.4%	13.3%			14.9%
Capex (2)	343	318	318	7.8%	8.0%	298
Capex/Revenues	4.8%	4.4%	4.4%			4.0%
Average number of employees	21,114	20,634	20,543	2.3%	2.8%	20,401

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustement from liquidated entities, impairment loss and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses and excluding investments financed through finance leases (Capex) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide.

9.1.3.5.1   Revenues – Enterprise

2011 vs. 2010

On a historical basis, the 115 million euros or 1.6% fall in Enterprise revenues between 2010 and 2011 reflected i) the positive impact of changes in the scope of consolidation and other changes, which totaled 26 million euros, ii) the adverse impact of foreign exchange fluctuations, in the amount of 29 million euros, and iii) organic change on a comparable basis, i.e. a decline of 112 million euros in revenues.

On a comparable basis, the 112 million euros or 1.6% decline in Enterprise revenues between 2010 and 2011 reflected the slower pace of deterioration in activity (fall of 4.8% in 2010 compared with 2009), thanks in particular to services, international operations and equipment sales.

2010 vs. 2009

On a historical basis, Enterprise revenues fell 4.2% between 2009 and 2010 to 7,216 million euros, a decrease of 316 million euros, partially offset by 59 million euros in year-on-year gains from foreign exchange fluctuations.

On a comparable basis, the 363 million euros reduction in Enterprise revenues between 2009 and 2010, a fall of 4.8%, reflects the decline in sales since the second quarter of 2009 in a more difficult economic environment.

Legacy networks

The legacy networks include products and solutions that Orange Business Services continues to provide to its clients to ensure the continuity of their operations and to initiate their migration to more modern solutions. They include traditional telephony and data services offerings such as Frame Relay, X25, Transrel and leased low-speed lines.

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2011 vs. 2010

On a comparable basis, the 11.2% fall in legacy networks revenues between 2010 and 2011, from 2,459 million euros to 2,182 million euros, was attributable mainly to the sharp fall in historical data networks, combined, to a lesser extent, with a contraction in voice traffic.

Year-on-year, the 8.9% fall in fixed-line telephony revenues stemmed from:

•

a year-on-year fall of 8.9% in the number of telephone lines, reflecting ongoing migration to “Voice over IP” and heightened competition;

•

a 13.2% fall in the volume of enterprise calling services (downward trend in the fixed-line telephony market, partially related to its substitution by other means of communication such as text messages (SMS) and instant messaging), a faster pace than in 2010; and

•

a contraction of 5.0% in revenues derived from customer relations services (call centers), due to the substitution of these services by the Internet, although the pace was slower than in 2010.

At the same time, Legacy data networks revenues fell by 20.1% between 2010 and 2011. These services cover most legacy data solutions (such as the X25 protocol or Frame Relay); the migration of these enterprise networks to more modern technologies gathered pace in 2011 compared with 2010.

2010 vs. 2009

On a comparable basis, the 12.2% fall in legacy networks revenues between 2009 and 2010 was attributable to both the contraction in voice traffic and the decline of the legacy data networks.

Year-on-year, the 11.9% fall in fixed-line telephony revenues stemmed from:

•

an 8.7% year-on-year reduction in the number of telephone lines, reflecting the growing numbers of customers migrating to “Voice over IP” and heightened competition;

•

a 12.8% fall in enterprise calling services (downward trend in the fixed-line telephony market, partially related to its substitution by other means of communication, such as text messages (SMS) and instant messaging); and

•

an 11.9% decline in revenues from customer relations services (call centers), related to the application of the French Economic Modernization Act and the substitution of these services by the Internet.

At the same time, Legacy data networks revenues fell by 13.2% between 2009 and 2010, due to migration to more modern technologies such as satellites or very high bandwidth networks.

Mature networks

The mature networks include traditional products and solutions that have reached a certain level of maturity, such as IP-VPN, some infrastructure products such as broadband and very high-speed connections, broadcasting and Business Everywhere mobility services.

2011 vs. 2010

On a comparable basis, mature networks revenues edged up by 0.4% between 2010 and 2011, from 2,770 million euros to 2,782 million euros. The IPVPN market has reached a degree of maturity, but its revenues nevertheless grew slightly, by 2.1% year-on-year, thanks mainly to international operations (up 5.5%) and the development of Ethernet support. The revenues of the broadcasting business were down 0.7% year-on-year, due to year-end project deferrals and the absence of major sporting events. The revenues of roaming solutions (Business Everywhere) were down 16.2% year-on-year, due mainly to the decline in traditional fixed-line telephony networks and migration to other solutions within the Group.

2010 vs. 2009

On a comparable basis, mature networks revenues fell by 2.7% between 2009 and 2010. The IPVPN market has matured, and was down 1.5% year-on-year, due mainly to the French market, which was down 3.3%. The broadcasting business resumed growth, with revenues up 3.8% year-on-year thanks to events of global importance (Football World Cup, Winter Olympics games). The revenues of roaming solutions (Business Everywhere) were down 12.4% year-on-year.

Growing networks

The growing networks include “Voice over IP” offers, image and videoconferencing services, and data infrastructures including satellite access, Wifi and optical fiber (FTTH).

2011 vs. 2010

On a comparable basis, growing networks revenues increased by 14.2% between 2010 and 2011, from 320 million euros to 366 million euros, due mainly to the 20.0% increase in “Voice over IP” services (access and traffic), benefiting from technology transfers from traditional telephony.

In addition, revenues from enhanced network products, such as satellite and Wifi access, rose sharply, by 18.3% between 2010 and 2011.

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2010 vs. 2009

On a comparable basis, growing networks revenues increased by 20.5% between 2009 and 2010, due mainly to expansion of 39.6% in “Voice over IP” services (access and traffic).

Revenues from enhanced network products, such as satellite and Wifi access, increased sharply, by 25.3% between 2009 and 2010.

Services

Orange Business Services activities include platform services (customer relationship management, messaging, hosting, security solutions, infrastructure management applications, cloud computing, Machine to Machine), collaborative services (consulting, integration, project management) and sales of equipment linked to integration services.

2011 vs. 2010

On a comparable basis, services revenues increased by 6.4% between 2010 and 2011, from 1,664 million euros to 1,771 million euros, particularly in international operations (up 17.1%), thanks to strong sales of equipment (up 37.2%), supported by a high level of deliveries in the United States, and to consulting (up 18.0%).

In France, growth in services revenues was more muted, with a 0.4% increase year-on-year, due to the postponement of new contracts and a lower level of signatures with key accounts in a particularly difficult market.

2010 vs. 2009

On a comparable basis, services revenues fell by 0.1% between 2009 and 2010. Despite a very difficult start to the year, due to slow business since 2009 and delays on some client projects, the downward trend gradually stabilized and the number of contracts began increasing in mid-2010.

9.1.3.5.2   Reported EBITDA – Enterprise

2011 vs. 2010

On a historical basis, the 23 million euros or 1.8% fall in Enterprise Reported EBITDA between 2010 and 2011 reflected i) the adverse impact of changes in the scope of consolidation and other changes, which totaled 35 million euros, and ii) the adverse impact of foreign exchange fluctuations, i.e. 26 million euros year-on-year, and iii) organic change on a comparable basis, i.e. a favorable impact of 38 million euros.

On a comparable basis, the 38 million euros or 3.1% increase in Enterprise Reported EBITDA between 2010 and 2011 was attributable mainly to i) a 192 million euros reduction in external purchases stemming from the decline in service fees and inter-operator costs (related to the downturn in activity) and ii) the optimization of other costs, partially offset by the 112 million euros fall in revenues year-on-year.

2010 vs. 2009

On a historical basis, the 200 million euros or 13.3% fall in Enterprise Reported EBITDA between 2009 and 2010 reflected i) the adverse impact of foreign exchange fluctuations, i.e. 29 million euros year-on-year, ii) the adverse impact of changes in the scope of consolidation and other changes, which totaled 89 million euros and stemmed primarily from the application of brand royalties in 2010 and the transfer of business customers from the Enterprise operating segment to the France operating segment, and iii) organic change on a comparable basis, i.e. a decline of 82 million euros in Reported EBITDA.

On a comparable basis, the fall of 82 million euros (5.9%) in Enterprise Reported EBITDA between 2009 and 2010 was mainly due to the 363 million euros decline in revenues, mostly offset by the 288 million euros decrease in external purchases relating to i) the fall in service fees and inter-operator costs related to the decline in sales, and ii) the optimization of other costs. Against a background of a sharp downturn in sales, the plans to cut direct costs, the international profitability programs plus the indirect cost drives made it possible to limit the reduction in Reported EBITDA and to maintain profitability.

9.1.3.5.3   Operating income – Enterprise

2011 vs. 2010

On a historical basis, the 18 million euros or 1.9% decline in Enterprise operating income between 2010 and 2011 reflected i) the adverse impact of changes in the scope of consolidation and other changes, i.e. 35 million euros, and ii) the adverse impact of foreign exchange fluctuations, i.e. 26 million euros, iii) partially offset by organic change on a comparable basis, i.e. an increase of 43 million euros in operating income.

On a comparable basis, Enterprise operating income increased by 43 million euros or 4.7% between 2010 and 2011. The improvement stemmed primarily from changes in Reported EBITDA in the amount of 38 million euros.

2010 vs. 2009

On a historical basis, Enterprise operating income was 958 million euros in 2010, down 14.7% compared with 2009, reflecting i) the adverse impact of foreign exchange fluctuations, which totaled 35 million euros year-on-year, ii) the adverse impact of other changes in the amount of 89 million euros, and iii) organic change on a comparable basis, i.e. a decline of 41 million euros in operating income.

On a comparable basis, Enterprise operating income fell 41 million euros, i.e. 4.1%, between 2009 and 2010, as a result of the lower Reported EBITDA, partially offset by lower depreciation and amortization and by the year-on-year decrease in the impairment loss on fixed assets.

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9.1.3.5.4   Capex – Enterprise

2011 vs. 2010

On a historical basis, Enterprise Capex increased by 25 million euros or 8.0% between 2010 and 2011.

On a comparable basis, Enterprise Capex increased by 7.8% or 25 million euros year-on-year. The increase in Capex between 2010 and 2011 stemmed primarily from the resumption of investments aimed at satisfying customers and supporting them as their usage expands, as well as continued investments on platforms specializing in the integration and outsourcing of critical communication applications.

2010 vs. 2009

On a historical basis, Enterprise Capex increased by 6.7% between 2009 and 2010 to 318 million euros in 2010. The increase was attributable mainly to organic change on a comparable basis, i.e. 19 million euros.

On a comparable basis, Enterprise Capex increased by 6.2% year-on-year to 318 million euros in 2010. The increase bore primarily on the resumption of computing expenditure resulting from the development of service offers in the integration and outsourcing of critical communication applications and the desire to renovate and transform Orange Business Services’ internal information system.

9.1.3.6   International Carriers & Shared Services

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Fiscal years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	1,610	1,626	1,600	(1.0)%	0.6%	1,387
Reported EBITDA (2)	105	(681)	(661)	N/A	N/A	(1,427)
Reported EBITDA/Revenues	6.5%	(41.8)%	(41.3)%			(102.8)%
Operating income	(103)	(1,364)	(1,354)	92.4%	92.3%	(2,051)
Operating income/Revenues	(6.5)%	(83.9)%	(84.6)%			(147.7)%
Capex (2)	367	310	312	18.4%	17.6%	500
Capex/Revenues	22.8%	19.0%	19.5%			36.0%
Average number of employees	12,950	12,921	14,700	0.2%	(11.9)%	14,853

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustement from liquidated entities, impairment loss and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses and excluding investments financed through finance leases (Capex) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “International Carriers & Shared Services” operating segment (hereinafter referred to as “IC & SS”) covers i) the roll-out of the international and long-distance network, the installation and maintenance of submarine cables, and sales and services to international carriers, and ii) shared services including the support and cross-divisional functions across the entire Group and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling. This operating segment also reflects the share of profits (losses) stemming from the equity-method accounting used for Everything Everywhere in the United Kingdom since April 1, 2010, the date on which it was created.

9.1.3.6.1   Revenues – International Carriers & Shared Services

2011 vs. 2010

In 2011, International Carriers & Shared Services revenues totaled 1,610 million euros, including 1,101 million euros in non-Group revenues.

On a historical basis, the 10 million euros or 0.6% increase in International Carriers & Shared Services revenues between 2010 and 2011 reflected:

•

the favorable impact of changes in the scope of consolidation and other changes, which totaled 28 million euros and reflected exclusively the consolidation of Elettra, a company specializing in laying and maintaining submarine cables for the telecommunications industry;

•

partially offset by organic change on a comparable basis, i.e. a decline of 16 million euros in revenues.

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On a comparable basis, the 16 million euros or 1.0% fall in International Carriers & Shared Services revenues between 2010 and 2011 stemmed mainly from a decline in intercompany rebilling linked to the network and the fall in the revenues derived from the film coproduction activity, partially offset by the increase in revenues derived from sales of R&D patents.

International carriers revenues, which totaled 1,361 million euros in 2011, including 887 million euros in non-Group revenues, were down 2.4% compared with 2010. The decline was attributable to i) a decline in intercompany rebilling linked to the network, offset by ii) an increase in submarine-cable maintenance and laying activity, relating largely to the ACE cable.

Shared services revenues, which totaled 249 million euros in 2011, were up 7.5% due largely to new license agreement and an increase in sales of pay-TV access cards.

2010 vs. 2009

On a historical basis, revenues from IC & SS increased 15.3% to 1,600 million euros, including 1,071 million euros in non-Group revenues. This increase mainly included i) 140 million euros in gains from changes in the scope of consolidation and other changes, corresponding principally to the transfer of hubbing from the France operating segment to the IC & SS operating segment, and ii) organic changes on a comparable basis, representing a 71 million euros increase in revenues.

On a comparable basis, the 71 million euros increase in revenues from IC & SS, i.e. up 4.6% between 2009 and 2010, reflected the growth in services to international carriers and, to a lesser extent, an increase in revenues from the Group’s new growth businesses and R&D licenses.

International carriers revenues, which totaled 1,369 million euros in 2010, including 867 million euros in non-Group revenues, were up 3.2% compared with 2009. The growth was attributable to an 18% increase in the volume of transit traffic to international mobile destinations (13% increase in value). This increase was partially offset by a 23% reduction in incoming roaming revenues, attributable mainly to the rate cuts imposed by the regulator in July 2009 and July 2010, and, to a lesser extent, a 3% fall in traffic.

The increase in Shared services revenues, which totaled 231 million euros in 2010, was attributable to the increase in the film coproduction activities of the Studio 37 subsidiary and the strong performance of R&D licenses.

9.1.3.6.2   Reported EBITDA – International Carriers & Shared Services

2011 vs. 2010

International Carriers & Shared Services Reported EBITDA was a positive 105 million euros in 2011, compared with a negative 661 million euros in 2010 on a historical basis and a negative 681 million euros on a comparable basis.

On a historical basis, the 766 million euros increase in International Carriers & Shared Services Reported EBITDA between 2010 and 2011 was attributable to i) organic change on a comparable basis, i.e. an increase of 786 million euros in Reported EBITDA, partially offset by ii) the adverse impact of change in the scope of consolidation and other changes, which totaled 23 million euros.

On a comparable basis, the 786 million euros increase in International Carriers & Shared Services Reported EBITDA between 2010 and 2011 stemmed mainly from i) the recognition, in 2010, of a 547 million euros provision in respect of the restructuring of the Orange sport and Orange Cinéma Séries businesses in France (see Section 9.1.1.4 Significant events and Notes 4, 15 and 16 to the consolidated financial statements), and ii) the positive differential of 163 million euros between the provision recognized in 2010 (74 million euros) and the provision reversal recognized in 2011 (89 million euros) in respect of the “Part-Time for Seniors” and “Intermediate Part Time” arrangements in France (see Note 5 to the consolidated financial statements).

2010 vs. 2009

IC & SS Reported EBITDA stood at minus 661 million euros in 2010 compared with minus 1,427 million euros in 2009 on a historical basis and minus 1,370 million euros on a comparable basis.

On a historical basis, the 766 million euros increase in IC & SS Reported EBITDA between 2009 and 2010 was mainly due to i) 66 million euros in gains from changes in the scope of consolidation and other changes, partially offset by ii) the negative impact of foreign exchange fluctuations, amounting to 9 million euros, and iii) organic changes on a comparable basis, representing an increase of 709 million euros.

On a comparable basis, the 709 million euros rise in IC & SS Reported EBITDA was mainly the result of:

•

i) the 964 million euros expense recognized in 2009 in respect of the General Court of the European Union’s ruling concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Note 5 to the consolidated financial statements), ii) growth in the use of shared projects for the Group, iii) the increase in intergroup rebilling of content purchases, iv) improvement in the results of asset disposals, and v) savings generated by the cost rationalization program;

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•

this was partially offset by i) the increase in restructuring costs and similar items, owing mainly to a provision of 547 million euros related to the restructuring of the Orange sport and Orange Cinéma Séries businesses in France (see Section 9.1.1.4 Significant events and Notes 4, 15 and 16 to the consolidated financial statements), ii) the increased expenses in connection with the new growth businesses, and iii) the increase in interconnection charges resulting from the rise in revenues from International Carriers.

9.1.3.6.3   Operating income – International Carriers & Shared Services

2011 vs. 2010

International Carriers & Shared Services operating income was a negative 103 million euros in 2011, compared with a negative 1,354 million euros in 2010 on a historical basis and 1,364 million euros on a comparable basis.

On a historical basis, the 1,251 million euros increase in International Carriers & Shared Services operating income between 2010 and 2011, stemmed from i) the adverse impact of changes in the scope of consolidation and other changes, which totaled 14 million euros, and ii) organic change on a comparable basis, i.e. an increase of 1,251 million euros in operating income.

On a comparable basis, the 1,261 million euros improvement in International Carriers & Shared Services operating income between 2010 and 2011 stemmed mainly from i) the 786 million euros improvement in Reported EBITDA, and ii) the recognition in 2011 of a reclassification of cumulative translation adjustment from liquidated entities amounting to 642 million euros. In 2011, the France Telecom-Orange group discontinued some of its operations in the United Kingdom. This generated a positive impact of 642 million euros, stemming from the reclassification of the translation adjustment reserves of the relevant entities (see Note 13.5 to the consolidated financial statements).

Additional information regarding the activities of Everything Everywhere (the key financial and operating indicators) can be found in Section 9.1.3.7 Additional information on the activities of Everything Everywhere.

2010 vs. 2009

IC & SS operating income was minus 1,354 million euros in 2010 compared with minus 2,051 million euros on a historical basis and minus 1,993 million euros on a comparable basis.

On a historical basis, the 697 million euros increase in International Carriers & Shared Services operating income between 2009 and 2010 reflected mainly i) the favorable impact of changes in the scope of consolidation and other changes, which totaled 68 million euros, ii) the adverse impact of foreign exchange fluctuations, i.e. 10 million euros, and iii) organic change on a comparable basis, i.e. an increase of 639 million euros.

On a comparable basis, the 639 million euros rise in IC & SS operating income between 2009 and 2010, an increase of 32.1%, was mainly the result of i) a 709 million euros increase in Reported EBITDA, partially offset by ii) a 92 million euros fall in the share of profits (losses) of associates between 2009 and 2010, primarily stemming from the recognition of the share of losses at Everything Everywhere in 2010, amounting to 49 million euros, and the recognition of the reversal of impairment losses on shares in Sonaecom in 2009, amounting to 46 million euros.

Additional information regarding the activities of Everything Everywhere (the key financial and operating indicators) can be found in Section 9.1.3.7 Additional information on the activities of Everything Everywhere.

9.1.3.6.4   Capex – International Carriers Shared Services

2011 vs. 2010

On a historical basis, International Carriers & Shared Services Capex totaled 367 million euros in 2011, an increase of 55 million euros compared with 2010.

On a comparable basis, the 57 million euros increase in International Carriers & Shared Services Capex between 2010 and 2011 stemmed mainly from i) the deployment of submarine cables, including the construction of the ACE (Africa Coast to Europe) submarine cable, which will link France to South Africa, and the LION2 (Lower Indian Ocean Network 2) submarine cable in the Indian Ocean, and ii) the increase in film coproduction.

2010 vs. 2009

On a historical basis, International Carriers & Shared Services Capex, which totaled 312 million euros in 2010, was down 37.6% compared with 2009.

On a comparable basis, the 194 million euros reduction in International Carriers & Shared Services Capex compared with 2009 was attributable to investments on shared projects, now split across a number of operating segments.

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9.1.3.7   Additional information on the activities of Everything Everywhere

Everything Everywhere has housed all personal (mobile telephony) and home (Internet services) communication services of the joint venture between Orange and T-Mobile in the United Kingdom since April 1, 2010. Owned 50/50 by France Telecom-Orange and Deutsche Telekom, the Everything Everywhere joint venture is recognized using the equity method.

The data presented below is fully-consolidated Everything Everywhere data in pounds sterling. Historical data for 2010 are those of Everything Everywhere at April 1, 2010, date of its creation.

EVERYTHING EVERYWHERE (100% and in millions of pounds sterling)	Fiscal years ended December 31
	2011	2010 data on a comparable basis	2010 data on a historical basis (1)	Chg. (%) data on a comparable basis	Chg. (%) data on a historical basis (1)	2009 data on a historical basis
Revenues	6,784	7,049	5,298	(3.8)%	ns	-
Reported EBITDA (2)	1,171	1,160	837	1.0%	ns	-
Reported EBITDA/Revenues	17.3%	16.5%	15.8%			-
Capex (2)	576	438	321	31.5%	ns	-
Capex/Revenues	8.5%	6.2%	6.1%			-

(1)  The historical data correspond to the last three quarters of 2010, Everything Everywhere having been created on April 1, 2010.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment loss and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses and excluding investments financed through finance leases (Capex) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

EVERYTHING EVERYWHERE (100%)	Fiscal years ended December 31
	2011	2010 data on a comparable basis	2010 data on a historical basis (1)	Chg. (%) data on a comparable basis	Chg. (%) data on a historical basis (1)	2009 data on a historical basis
Revenues (2)	6,784	7,049	5,298	(3.8)%	ns	-
Revenues from mobile services (2)	6,167	6,296	4,748	(2.1)%	ns	-
Personal Communication Services
Number of mobile customers (3)	26,834	27,214	27,214	(1.4)%	(1.4)%	-
Number of contract customers (3)	12,842	11,948	11,948	7.5%	7.5%	-
Number of prepaid customers (3)	13,992	15,266	15,266	(8.3)%	(8.3)%	-
Monthly ARPU in the fourth quarter (in pounds sterling)	19.1	19.7	19.7	(3.0)%	(3.0)%	-
Monthly AUPU in the fourth quarter (in minutes)	198	196	196	1.0%	1.0%	-
Home Communication Services
Number of residential customers (3)	729	770	770	(5.3)%	(5.3)%	-

(1)  The historical data correspond to the last three quarters of 2010, Everything Everywhere having been created on April 1, 2010.

(2)  In millions of pounds sterling.

(3)  In thousands. At end of period.

Everything Everywhere having been created on April 1, 2010, analysis of trends in the Company’s trading environment on a historical basis is not pertinent (12 months of operation in 2011, as opposed to nine months in 2010).

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2011 vs. 2010

On a comparable basis, Everything Everywhere’s revenues fell by 3.8% between 2010 and 2011, due to regulatory impact. Excluding regulatory impact, mobile services revenues would have increased by 2.1% between 2010 and 2011. Between December 31, 2010 and December 31, 2011, the net increase in the number of contract customers was 894,000, an increase of 7.5% year-on-year. This growth also reflected an increase in the proportion of contract customers in the overall customer base, to a total of 48% at December 31, 2011, compared with 44% at December 31, 2010.

On a comparable basis, Everything Everywhere’s Reported EBITDA increased by 1.0% between 2010 and 2011 to 1,171 million pounds sterling in 2011, due to restructuring costs. [REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

In 2011, Everything Everywhere paid out 866 million pounds sterling in dividends to its shareholders, France Telecom-Orange and Deutsche Telekom.

2010 vs. 2009

On a comparable basis, Everything Everywhere’s revenues fell 2.0% over nine months between 2009 and 2010, dragged down by regulatory effects. Excluding regulatory impact, revenues would have increased by 1.5% between 2009 and 2010. The number of contract customers increased by 8.9% between December 31, 2009 and December 31, 2010. Between April 1, 2010 and December 31, 2010, the net increase in the number of contract customers was 752,000, an increase of 33% compared with the same period in 2009. This growth also reflected an increase in the proportion of contract customers in the overall customer base, to a total of 44% at December 31, 2010, compared with 40% at December 31, 2009.

On a comparable basis, Everything Everywhere’s reported EBITDA fell 21.8% over nine months between 2009 and 2010, affected in particular by restructuring costs. [REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]. The fall was attributable largely to the impact of regulation and increased commercial expenses incurred in order to increase the number of contract customers.

In 2010, Everything Everywhere paid out 646 million pounds sterling in dividends to its shareholders, France Telecom-Orange and Deutsche Telekom.

9.1.4  Cash flow, shareholders’ equity and financial debt

This section presents, for the France Telecom-Orange group, i) an analysis of liquidity and cash flows, with a presentation of net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities, ii) equity, and iii) financial debt and funding sources.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reversals of foreign exchange reserves of liquidated entities, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures (Capex) on tangible and intangible assets (excluding telecommunications licenses and excluding investments financed through financial leases) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

9.1.4.1   Liquidity and cash flows

As with the Consolidated statement of cash flows, the cash flows presented below include the cash flows of Orange in the United Kingdom up to April 1, 2010, the date of its disposal.They do not include the cash flows of the Everything Everywhere joint venture in the United Kingdom since it is recognized using the equity method (see Note 2 to the consolidated financial statements).

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SIMPLIFIED CONSOLIDATED STATEMENT OF CASH FLOWS (1) (2) (in millions of euros)	Fiscal years ended December 31
	2011	2010 Data on a historical basis	2009 Data on a historical basis
Net cash provided by operating activities	12,879	12,588	14,003
Net cash used in investing activities	(6,308)	(5,951)	(5,397)
Net cash used in financing activities	(2,860)	(6,117)	(9,554)
Net change in cash and cash equivalents	3,711	520	(948)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary impacts	(78)	103	59
Cash and cash equivalents at beginning of period	4,428	3,805	4,694
Cash and cash equivalents at end of period	8,061	4,428	3,805

(1)  For more detail, see Consolidated cash flow statement.

(2)  Following the General Court of the European Union’s ruling of November 30, 2009 concerning the dispute over the special business tax regime (taxe professionnelle) in France prior to 2003, a 964 million euros expense was recognized in 2009. This amount lay in an escrow account in 2007 and 2008. The transfer of the sum put in escrow to the French government in January 2010 does not affect 2010 cash flow since the negative effect of 964 million euros on net cash provided by operating activities was offset by a positive effect of 964 million euros on net cash used in investing activities (see Consolidated cash flow statement and Note 15 to the consolidated financial statements).

9.1.4.1.1   Net cash provided by operating activities

Net cash provided by operating activities was 12,879 million euros in 2011, versus 12,588 million euros in 2010 and 14,003 million euros in 2009.

In 2011, the net cash flow provided by operating activities included 494 million euros from the receipt of dividends paid by the Everything Everywhere joint venture in the United Kingdom (369 million euros in 2010 – see Consolidated cash flow statement and Note 9 to the consolidated financial statements.)

2011 vs. 2010

CHANGE IN NET CASH PROVIDED BY OPERATING ACTIVITIES, 2011 VS. 2010 (in millions of euros)	Fiscal years ended December 31
Net cash provided by operating activities in 2010	12,588
Change in the total working capital requirement	1,015
General Court of the EU ruling of November 30, 2009 (1)	964
Other	51
Increase (decrease) in the Reported EBITDA of discontinued operations (2) (excluding the net proceeds from the disposal of Orange in the United Kingdom in 2010 of 960 million euros) (3)	(137)
Increase (decrease) in the Reported EBITDA of continuing operations	792
Decrease (increase) in interest paid and exchange rate effects on derivatives, net (net of dividends and interest income received)	344
Decrease (increase) in income tax paid	(486)
Other items (4)	(1,237)
Elimination of non-monetary effects related to i) the net proceeds of the disposal of TP Emitel, ii) the fine by the European Commission concerning TP S.A. in Poland, iii) the “Part-Time for Seniors” and “Intermediate Part-time” plans in France, iv) the restructuring of the Orange sport and Orange Cinéma Séries businesses and (v) the dispute between DPTG and TP S.A. in Poland (5).	(1,721)
Other	484
Net cash provided by operating activities in 2011	12,879

(1)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003. Decrease of 964 million euros in total working capital requirement in 2010 (see Consolidated cash flow statement and Note 15 to the consolidated financial statements.)

(2)  Disposal of Orange in the United Kingdom on April 1, 2010 (see Section 9.1.2.3.4 Consolidated net income after tax of discontinued operations, Segment Information of the consolidated financial statements and Note 2 to the consolidated financial statements).

(3)  Non-monetary item included in Reported EBITDA (see Consolidated statement of cash flows and Note 2 to the consolidated financial statements).

(4)  Primarily including the effect of the elimination of non-monetary items included in Reported EBITDA.

(5)  See Section 9.1.1.4 Significant events and Section 9.1.2.1.2 Reported and restated EBITDA.

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2010 vs. 2009

CHANGE IN NET CASH PROVIDED BY OPERATING ACTIVITIES, 2010 VS. 2009 (in millions of euros)	Fiscal years ended December 31
Net cash provided by operating activities in 2009	14,003
Change in the total working capital requirement	(1,417)
General Court of the EU ruling of November 30, 2009 (1)	(1,928)
Other	511
Increase (decrease) in the Reported EBITDA of discontinued operations (2) (excluding the net proceeds from the disposal of Orange in the United Kingdom in 2010 of 960 million euros)	(802)
Increase (decrease) in the Reported EBITDA of continuing operations	73
Decrease (increase) in interest paid and interest rate effects on derivatives, net (net of dividends and interest income received)	69
Decrease (increase) in income tax paid	41
Other items (4)	621
Elimination of the provisions covering (i) the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France in 2009 and 2010, (ii) the restructuring of the Orange sport and Orange Cinéma Séries businesses and (iii) the dispute between DPTG and TP S.A. in Poland. (5)	736
Other	(115)
Net cash provided by operating activities in 2010	12,588

(1)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003. Decrease of 964 million euros in total working capital requirement in 2010 after an increase of 964 million euros in total working capital requirement in 2009 (see Consolidated cash flow statement and Note 15 to the consolidated financial statements.)

(2)  Disposal of Orange in the United Kingdom April 1, 2010 (see Section 9.1.2.3.4 Consolidate net income after tax of discontinued operations, Segment Information of the consolidated financial statements and Note 2 to the consolidated financial statements).

(3)  Non-monetary item included in Reported EBITDA (see Consolidated statement of cash flows and Note 2 to the consolidated financial statements).

(4)  Primarily including the effect of the elimination of non-monetary items included in Reported EBITDA.

(5)  See Section 9.1.2.1.2 Reported and restated EBITDA.

9.1.4.1.2   Net cash used in investing activities

The net cash used in investing activities amounted to 6,308 million euros in 2011 as against 5,951 million euros in 2010, and 5,397 million euros in 2009.

•

Acquisitions and proceeds from sales of property, plant and equipment and intangible assets

ACQUISITIONS AND PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSETS SUPPLIERS) (in millions of euros)	Fiscal years ended December 31
	2011	2010 Data on a historical basis	2009 Data on a historical basis
Acquisitions of property, plant and equipment and intangible assets (1)	(6,711)	(6,102)	(5,454)
Capex of continuing operations	(5,770)	(5,522)	(5,041)
Capex of discontinued operations (2)	-	(68)	(355)
Telecommunication licenses	(941)	(512)	(58)
Increase (decrease) in amounts due to fixed asset suppliers	39	150	(423)
Proceeds from sales of property, plant and equipment and intangible assets	74	64	92
GROUP TOTAL	(6,598)	(5,888)	(5,785)

(1)  See Section 9.1.2.5 Group capital expenditures and Segment information in the consolidated financial statements. Capital expenditures on tangible and intangible assets financed through finance leases have no effect on cash flows at the time of acquisition.

(2)  Disposal of Orange in the United Kingdom on April 1, 2010 (see Section 9.1.2.3.4 Consolidated net income after tax of discontinued operations, Segment Information of the consolidated financial statements and Note 2 to the consolidated financial statements).

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•

Acquisitions and proceeds from sales of investment securities

ACQUISITIONS AND PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH ACQUIRED OR TRANSFERRED) (1) (in millions of euros)	Fiscal years ended December 31
	2011	2010 Data on a historical basis	2009 Data on a historical basis
Acquisitions of investment securities (net of cash acquired)	(609)	(1,065)	(143)
Acquisition of 20.2% of Korek Telecom (2) (3) (4)	(305)	-	-
Acquisition of 100% of Congo Chine Telecom (2)	(153)	-	-
Acquisition of 49.1% of Dailymotion (2) (3) (4)	(66)	-	-
Acquisition of 38.6% of Compagnie Européenne de Téléphonie (CET) in 2011 (12.9% in 2009) (2) (3)	(61)	-	(20)
Acquisition of 40.0% of Médi Telecom in 2010 (3) (4)	(3)	(744)	-
Acquisition of control of Mobinil (parent company of ECMS) (2) (4)	-	(152)
Acquisition of 100% of KPN Belgium Business (now known as Mobistar Business Services) by Mobistar	-	(61)	-
Acquisition of 100% of LinkDotNet and Link Egypt by ECMS	-	(41)	-
Acquisition of 49.0% of Orange Tunisie (3) (4)	-	-	(95)
Other acquisitions	(21)	(67)	(28)
Proceeds from sales of investment securities (net of cash transferred)	452	(19)	11
Proceeds from disposal of 100% of TP Emitel by TP S.A. (2)	410	-	-
Other proceeds from sales	42	(19)	11
GROUP TOTAL	(157)	(1,084)	(132)

(1)  See Note 2 to the consolidated financial statements.

(2)  See Section 9.1.1.4 Significant events.

(3)  See Note 9 to the consolidated financial statements.

(4)  See Note 14 to the consolidated financial statements.

•

Other changes in securities and other financial assets

OTHER DECREASES (INCREASES) IN SECURITIES AND OTHER FINANCIAL ASSETS (in millions of euros)	Fiscal years ended December 31
	2011	2010 Data on a historical basis	2009 Data on a historical basis
Securities at fair value	(67)	(645)	596
Escrow deposit relating to the General Court of the EU ruling of November 30, 2009 (1)	-	964	-
Partial redemption of the loan granted to Everything Everywhere (2)	511	706	-
Other	3	(4)	(76)
GROUP TOTAL	447	1,021	520

(1)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Consolidated cash flow statement and Note 15 to the consolidated financial statements).

(2)  Repayment of 511 million euros (437 million pounds sterling) in 2011 and 706 million euros (625 million pounds sterling) in 2010 on the 1,407 million euros (1,250 million pounds sterling) loan made by the Group on April 1, 2010 to the Everything Everywhere joint venture (see Consolidated cash flow statement and Note 10 to the consolidated financial statements).

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9.1.4.1.3   Net cash used in financing activities

The net cash used in financing activities was (2,860) million euros in 2011, versus (6,117) million euros in 2010 and (9,554) million euros in 2009.

NET CASH USED IN FINANCING ACTIVITIES (in millions of euros)	Fiscal years ended December 31
	2011	2010 Data on a historical basis	2009 Data on a historical basis
Issuances (1)	4,331	4,353	5,059
Bonds issued by France Telecom S.A.	3,870	3,948	3,929
Bonds issued by TP Group	-	-	709
Other issuances	461	405	421
Redemptions and repayments (1)	(1,955)	(7,137)	(7,668)
Bond redemptions by France Telecom S.A.	(986)	(6,382)	(2,988)
Bond redemptions by TP Group	(300)	-	-
Repayment of syndicated credit facilities by FT España	-	(192)	(948)
Redemptions and repurchases of bonds convertible to or exchangeable for new or existing shares of stock (OCEANEs)	-	-	(649)
Redemptions of perpetual bonds redeemable for shares (TDIRAs) (2)	(57)	-	(1,421)
Other redemptions and repayments	(374)	(414)	(1,302)
Exchange rate effects on derivatives, net	(238)	(149)	(360)
Increase (decrease) of bank overdrafts and short-term borrowings (1)	(570)	238	(1,253)
Decrease (increase) of deposits and other debt-linked financial assets (1)	2	778	(590)
Purchase treasury shares (3)	(275)	11	(8)
Changes in ownership interests with no gain or loss of control	(8)	(46)	(1,386)
Additional acquisition of 20.0% of Orange Botswana	-	(38)	-
Additional acquisition of 18.4% of Orange Botswana	-	-	(1,387)
Other changes	(8)	(8)	1
Changes in capital (3)	1	4	4
Changes in the capital of owners of the parent company	1	1	2
Changes in the capital of non-controlling interests	-	3	2
Dividends paid (3)	(4,386)	(4,318)	(3,712)
Dividends paid to owners of the parent company (4)	(3,703)	(3,706)	(3,141)
Dividends paid to non-controlling interests	(683)	(612)	(571)
GROUP TOTAL	(2,860)	(6,117)	(9,554)

(1)  See Note 10 to the consolidated financial statements.

(2)  Includes (97) million euros in 2009 disclosed in the “Equity portion of hybrid debts” line item.

(3)  See Note 13 to the consolidated financial statements.

(4)  For the 2008 fiscal year, there were 538 million euros of payment in shares in 2009 on the year 2008 which had no effect on the Consolidated statement of cash flows.

The management of the convenants is described in Note 11 to the consolidated financial statements.

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9.1.4.2   Equity

At December 31, 2011, the French State held, directly or together with the FSI (Fonds Stratégique d’Investissement), 26.94% of France Telecom S.A. share capital. (see Note 13 to the consolidated financial statements).

2011 vs. 2010

CHANGE IN EQUITY – 2011 VS. 2010 (in millions of euros)	Fiscal years ended December 31
Equity at December 31, 2010	31,549
Equity attributable to owners of the parent	29,101
Equity attributable to non-controlling interests	2,448
Change in equity attributable to owners of the parent (1)	(1,528)
Total comprehensive income for the year	2,868
Capital increase	1
Share-based compensation	19
Purchase of treasury shares	(223)
Dividends	(3,703)
Changes in ownership interests with no gain or loss of control	(10)
Changes in ownership interests associated with gain or loss of control	-
Other changes	(480)
Change in equity attributable to non-controlling interests (1)	(429)
Equity at December 31, 2011	29,592
Equity attributable to owners of the parent	27,573
Equity attributable to non-controlling interests	2,019
(1) For additional details, see the Consolidated statement of changes in equity and Note 13 to the consolidated financial statements.

2010 vs. 2009

CHANGE IN EQUITY – 2010 VS. 2009 (in millions of euros)	Fiscal years ended December 31
Equity at December 31, 2009	29,577
Equity attributable to owners of the parent	26,864
Equity attributable to non-controlling interests	2,713
Change in equity attributable to owners of the parent (1)	2,237
Total comprehensive income for the year	6,522
Capital increase	1
Share-based compensation	10
Purchase of treasury shares	(1)
Dividends	(3,706)
Changes in ownership interests without acquisition or loss of control	(37)
Changes in ownership interests associated with acquisition or loss of control	(529)
Other changes	(23)
Change in equity attributable to non-controlling interests (1)	(265)
Equity at December 31, 2010	31,549
Equity attributable to owners of the parent	29,101
Equity attributable to non-controlling interests	2,448
(1) For additional details, see the Consolidated statement of changes in equity and Note 13 to the consolidated financial statements.

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9.1.4.3   Financial debt and sources of funding

For further information on the risks relating to the France Telecom-Orange group’s financial debt, see Section 4.3 Financial risks of the 2011 Registration Document.

9.1.4.3.1   Financial debt

The France Telecom-Orange group’s net financial debt (see the appended Financial glossary appendix and Note 10 to the consolidated financial statements) amounted to 30,890 million euros at December 31, 2011, compared with 31,840 million euros at December 31, 2010 and 32,534 million euros at December 31, 2009. At December 31, 2010 net financial debt fell by 950 million euros compared with December 31, 2010.

In early 2012 two events contributed to a significant increase in net financial debt. Taking into account i) the 891 million euros payment for the 4G mobile license in the 800 MHz-band in France made on January 19, 2012 (see Section 9.1.1.4 Significant events and Notes 14 and 16 to the consolidated financial statements) and ii) the 550 million euros payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events and Notes 15 and 16 to the consolidated financial statements), net financial debt amounted to 32,331 million euros at December 31, 2011.

•

Financial debt indicators

FINANCIAL DEBT (in millions of euros)	Fiscal years ended December 31
	2011 restated (4)	2011	2010 Data on a historical basis	2009 Data on a historical basis
Net financial debt	32,331	30,890	31,840	32,534
Average maturity of net financial debt (1)		9.0 years	8.5 years	7.4 years
Average gross financial debt outstanding over the period (2)		34,325	37,272	39,011
Weighted average interest rate on the France Telecom S.A. bond portfolio (3)		5.28%	5.59%	5.99%

(1)  Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)  Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(3)  Source: Bloomberg.

(4)  Net financial debt including i) the 891 million euros payment for the 4G mobile license in the 800 MHz-band in France made on January 19, 2012 (see Section 9.1.1.4 Significant events and Notes 14 and 16 to the consolidated financial statements) and ii) the 550 million euros payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events and Notes 15 and 16 to the consolidated financial statements).

At December 31, 2011, France Telecom-Orange’s cash position was sufficient to cover its 2012 commitments pertaining to financial debt independently of the cash that would be generated in 2012 (see Note 11.3 to the consolidated financial statements).

The restated ratio of net financial debt to EBITDA is not a financial aggregate defined by IFRS. For further information on the calculation of the restated ratio of net financial debt to EBITDA and the reasons why the France Telecom-Orange group uses this aggregate, see Section 9.1.5.4 Financial aggregates not defined by IFRS.

The restated ratio of net financial debt to EBITDA was 2.00 at December 31, 2011, versus 1.95 at December 31, 2010. Taking into account i) the 891 million euros payment for the 4G mobile license in the 800 MHz-band in France made on January 19, 2012 (see Section 9.1.1.4 Significant events and Notes 14 and 16 to the consolidated financial statements) and ii) the 550 million euros payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events and Notes 15 and 16 to the consolidated financial statements), the restated ratio of net financial debt to EBITDA was 2.09 at December 31, 2011.

(in millions of euros)	Fiscal years ended December 31
	2011 restated (2)	2011	2010 Data on a historical basis	2009 Data on a historical basis
Restated ratio of net financial debt to EBITDA (1)	2.09	2.00	1.95	1.95

(1)  The restated ratio of net financial debt to EBITDA is calculated by dividing (A) net financial debt, including 50% of the net financial debt of the Everything Everywhere joint venture in the U.K., by (B) restated EBITDA (see Section 9.1.2.1.2 Reported and restated EBITDA) calculated over the 12 preceding months, including (i) the Orange in the United Kingdom Reported EBITDA up to the April 1, 2010 date of its disposal, but excluding the net proceeds from the disposal of the assets of Orange in the U.K., (ii) 50% of the Reported EBITDA of the Everything Everywhere joint venture in the U.K. since April 1, 2010, when it was created, and (iii) the Reported EBITDA of ECMS in Egypt for the first half of 2010 (see Section 9.1.5.4 Financial aggregates not defined by IFRS).

(2)  Net financial debt including i) the 891 million euros payment for the 4G mobile license in the 800 MHz-band in France made on January 19, 2012 (see Section 9.1.1.4 Significant events and Notes 14 and 16 to the consolidated financial statements) and ii) the 550 million euros payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events and Notes 15 and 16 to the consolidated financial statements).

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•

Change in net financial debt

2011 vs. 2010

CHANGE IN NET FINANCIAL DEBT – 2011 VS 2010 (in millions of euros)	Fiscal years ended December 31
Net Financial debt at December 31, 2010	31,840
Reported EBITDA of continuing operations	(15.129)
Capex of continuing operations	5,770
Telecommunication licenses paid	767
Capital expenditures on tangible and intangible assets financed through finance leases (1)	180
Interest paid and interest rate effects on derivatives, net (net of dividends and interest income received)	1,078
Income tax paid	1,021
Decrease (increase) in the total working capital requirement (2)	369
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control (3)	165
Dividends paid to owners of the parent company (3)	3,703
Dividends paid to non-controlling interests	683
Purchase of treasury shares	275
Other items (4)	168
Net financial debt at December 31, 2011	30.890
Payment to acquire the mobile 4G license in the 800 MHz band in France (made on 01/19/2012) (5)	891
Payment in the legal dispute between DPTG and TP S.A. in Poland (made 01/13/2012) (5)	550
Restated net financial debt at December 31, 2011	32.331

(1)  See Consolidated cash flow statement, Segment Information in the consolidated financial statements and Note 7 to the consolidated financial statements.

(2)  See the appended Financial glossary.

(3)  See Section 9.1.4.1 Liquidity and cash flows and Section 9.1.1.4 Significant events.

(4)  Including elimination of non-monetary effects included in Reported EBITDA.

(5)  See Section 9.1.1.4 Significant events.

2010 vs. 2009

CHANGE IN NET FINANCIAL DEBT – 2010 VS 2009 (in millions of euros)	Fiscal years ended December 31
Net financial debt at December 31, 2009	32.534
Reported EBITDA of continuing operations	(14,337)
Capex of continuing operations	5,522
Telecommunication licenses paid	474
Capital expenditures on tangible and intangible assets financed through finance leases (1)	157
Interest paid and interest rate effects on derivatives, net (net of dividends and interest income received)	1,422
Income tax paid	535
Decrease (increase) in the total working capital requirement	(646)
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control (2)	1,130
Dividends paid to parent company owners	3,706
Dividends paid to non-controlling interests	612
Effect on net financial debt of the April 1, 2010 consolidation of two loans of 6[25] million pounds apiece granted by the Group to the Everything Everywhere joint venture	(1,405)
Commitment to purchase Mobinil/ECMS shares on July 13, 2010 (4) (5)	1,935
Consolidation of the financial debt of Mobinil and its subsidiaries (ECMS, LinkDotNet and Link Egypt) on July 13, 2010 (4)	888
Neutralization of the General Court of the EU ruling of November 30, 2009 (6)	(964)
Other items (7)	277
Net financial debt at December 31, 2010	31,840

(1)  See Consolidated cash flow statement, Segment Information in the consolidated financial statements and Note 7 to the consolidated financial statements.

(2)  See Section 9.1.4.1 Liquidity and cash flows.

(3)  See the appended Financial glossary.

(4)  See Notes 2 and 10 to the consolidated financial statements.

(5)  The revalued amount of the commitment to purchase Mobinil – ECMS shares on December 31, 2010 was 1,880 million euros (see Note 10 to the consolidated financial statements).

(6)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003. The amount transferred to the French State in January 2010 has no effect on net financial debt, since the effect of the payment was to extinguish the debt previously recognized (see Notes 10 and 15 to the consolidated financial statements.)

(7)  Including elimination of non-monetary effects included in Reported EBITDA.

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9.1.4.3.2   Sources of funding

Financial assets, liabilities and finance costs-net are described in Notes 10 and 11 to the consolidated financial statements, along with information on exposure to market risk and to fair value.

France Telecom-Orange’s policy is to be prepared to meet its future redemption obligations without additional financing based on available cash and arranged credit facilities for at least the following 12 months (see Note 11.3 to the consolidated financial statements).

At December 31, 2011 the Group’s cash and cash equivalents amounted to 8,061 million euros. In an especially uncertain market environment, though one where long term debt could be issued on highly favorable terms, France Telecom-Orange chose to increase its cash position while extending the average maturity of its loans.

Signature of a syndicated five-year loan of 6 billion euros

In January 2011, France Telecom-Orange entered into an agreement with 28 international banks for a 6 billion euro, five-year syndicated credit facility to refinance the previous facility. The margin on this syndicated loan will change should the Group’s rating go up or down. In December 2011 the maturity of the syndicated loan was extended one year by 28 of the 29 banks making up the banking pool at the time – i.e. 5,730 million euros will mature in January 2017 while 270 million euros will mature at the original time in January 2016 (see Note 11 to the consolidate financial statements.)

Bond issues

In 2011 the France Telecom-Orange Group continued to diversify its sources of funding to refinance its maturing bonds (see Notes 10 and 11 to the consolidated financial statements.) France Telecom S.A. issued 4.48 billion euros in bonds, with 1.95 billion euros issued on the euro market; the remainder was issued in US dollars, pounds sterling, Japanese yen, Swiss francs and Hong Kong dollars. These amounts primarily include a new 580 million euros bond issue maturing in 2019, swapped for an older float of 500 million euros maturing in 2022. The weighted average maturity of all these issues is about 10.3 years from the date of issue and their weighted average interest rate is 3.88%. They break down as follows:

•

in April 2011, a new 580 million euros bond issue maturing in 2019, swapped for an older float of 500 million euros maturing in 2022;

•

in June 2011 a bond issue of 670 million euros, with (i) a 500 million euros tranche maturing in 2021 at 3.875%, bringing the volume of existing bonds to 1,250 million euros and (ii) a 170 million euros tranche maturing in 2019 at 4.125% bringing the volume of existing bonds to 750 million euros;

•

in September 2011, a bond issue of 2 billion US dollars (about 1.4 billion euros at the issue date), in two tranches of (i) 1 billion US dollars maturing in 2016 at 2.75% (3.24% after euro swap) and (ii) 1 billion US dollars maturing in 2021 at 4.125% (4.41% after euro swap);

•

in October 2011, bond issues of (i) 250 million Swiss francs (about 203 million euros when issued) maturing in 2016 at 1.625%, (ii) 700 million Hong Kong dollars (about 68 million euros when issued) maturing in 2023 at 3.23%, and (iii) 255 million euros maturing in 2021 at a 10-year CMS rate plus 69 basis points;

•

in November 2011, issuance of (i) a 44.3 billion yen Samurai bond (about 432 million euros when issued) maturing in 2016 at a fixed rate after swap of 2.94%, (ii) a 250 million pound sterling bond (about 292 million euros when issued) maturing in 2050 at 5.375% (4.76% after euro swap), (iii) a 75 million euros bond maturing in 2026 at 4.125%, (iv) two Schulschein notes of 50 million euros apiece maturing in 2031 at 4.30% and 4.35%; and

•

in December 2011, issuance of (i) a 272 million euros bond maturing in 2021 at a variable rate of TEC10 plus 50 basis points, (ii) two notes in Hong Kong dollars of 410 million (about 40 million euros when issued) maturing in 2023 at 3.55% and 340 million (about 33 million euros when issued) maturing in 2016 at 2.75%.

Securitization of trade receivables

In 2011 the France Telecom-Orange group continued to securitize its trade receivables (see Note 3 to the consolidated financial statements) while extending their maturity (originally two years and with a residual maturity of less than six months) and expanding their volume (780 million euros initially), with (i) a 500 million euros program in October 2011 with a five-year maturity and (ii) a 355 million euros program in December 2011 with a three-year maturity.

9.1.4.3.3   Exposure to market risks and financial instruments

In the course of its manufacturing and commercial activities, France Telecom-Orange is exposed to market risks arising from the management of its interest costs, operating expenses in foreign currencies, and the value of certain asset items denominated in foreign currencies such as equity stakes in foreign companies. Based on an analysis of its overall risk exposure, which mainly stems from fluctuating interest and foreign exchange rates, France Telecom-Orange uses various financial instruments with the goal of minimizing its financing costs within the limits set by senior management with respect to their potential effects on earnings.

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The management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk as well as the management of stock market and equity risk are described in Note 11 to the consolidated financial statements.

Operational foreign exchange risk

The Group manages its businesses worldwide through entities that operate in their own countries and mainly in their own currencies. Their operational exposure to foreign exchange risk is therefore limited to certain operational transactions (such as purchases of equipment or network capacity, purchases from suppliers or sales to customers, purchases or sales from/to International Carriers).

To hedge the exposure to these foreign exchange risks, the France Telecom-Orange group has established hedging policies whenever possible (see Note 10.11 to the consolidated financial statements.)

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to dividends paid to the parent company, financing of the subsidiaries and Group financing (see Note 11.2 to the consolidated financial statements).

For further information about the risks relating to the financial markets, see Section 4.3 Financial risks of the Registration Document.

9.1.4.3.4   France Telecom-Orange’s debt ratings

France Telecom-Orange’s debt rating is an additional performance indicator used to assess the Group’s financial policy and its risk, notably its solvency and liquidity risk, management policy; it is not a substitute for the investor’s own analysis. The credit rating agencies revise their rating on a regular basis. Any change in the rating is liable to produce an impact on the cost of future financing or to restrict access to liquidity (see Section 4.3 Financial risks of the Registration Document and Note 11.3 to the consolidated financial statements). In addition, a change in France Telecom-Orange’s debt rating will, for certain outstanding financings, trigger step-up clauses (see appended Financial glossary) affecting the amounts paid to investors or result in the acceleration or the modification of the payment schedule of the loan.

Just one bond (see Note 10.4 to the consolidated financial statements), with an outstanding amount of 1.9 billion euros at December 31, 2011 is subject to step-up clauses.

In addition, the 6 billion euros syndicated credit facility signed on January 27, 2011 (see Note 11.3 to the consolidated financial statements), with an initial margin of 0.40% per year, is subject to change if France Telecom-Orange’s credit rating is upgraded or downgraded.

Furthermore, since January 1, 2010 the perpetual bonds redeemable for shares (TDIRAs) (see Note 10.3 to the consolidated financial statements) bear a Euribor-3 month rate plus 2.5%. This interest rate may be increased to Euribor-3 month plus 3.0% should France Telecom-Orange’s rating be downgraded to BBB (by Standard & Poor’s) or Baa2 (by Moody’s). The interest rate would return to Euribor-3 month plus 2.5% whenever France Telecom-Orange’s rating rises above these levels.

Lastly, France Telecom-Orange’s trade receivables securitization programs contain provisions for accelerated repayment or modification of the repayment schedule in the event that France Telecom-Orange’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s, or that one of the rating agencies stopped rating the Company (see Note 11.4 to the consolidated financial statements).

At December 31, 2011, France Telecom-Orange’s debt ratings were as follows:

RATING OF FRANCE TELECOM-ORANGE AT DECEMBER 31, 2011

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

As France Telecom-Orange’s long-term ratings did not change in 2011, the step-up clauses were not triggered.

On February 24, 2012, Fitch Ratings revised its outlook, from stable to negative, while confirming France Telecom-Orange’s rating of A-.

For further information on risks related to the financial markets and a history of the Company’s ratings, see Section 4.3 Financial risks of the 2011 Registration Document.

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9.1.5  Additional information

This section presents, for the France Telecom-Orange group, i) the transition from data on a historical basis to data on a comparable basis for the 2010 and 2009 financial years, ii) additional information by operating segment, iii) unrecognized contractual commitments and iv) financial aggregates not defined by IFRS.

9.1.5.1   Transition from data on a historical basis to data on a comparable basis

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reversals of foreign exchange reserves of liquidated entities, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures (Capex) on tangible and intangible assets (excluding telecommunications licenses and excluding expenditures financed through financial leases) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and Capex, and the reasons why the France Telecom-Orange group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom-Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

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9.1.5.1.1   Transition from data on a historical basis to data on a comparable basis for the 2010 financial year

Data on a comparable basis for 2010 are comparable to data on a historical basis for 2011 in terms of method, scope and exchange rates.

•

Group

The following table presents, for the France Telecom-Orange group, the transition from data on a historical basis to data on a comparable basis for the 2010 financial year for the key operating data.

2010/GROUP (in millions of euros)	Financial year ended December 31, 2010
	Revenues	Reported EBITDA	Net operating income	Capex (3)	Average number of employees
Data on a historical basis	45,503	14,337	7,562	5,522	161,392
Foreign exchange fluctuations (1) (2)	(253)	(102)	6	(58)	-
Egyptian Pound (EGP)	(136)	(53)	13	(27)	-
Swiss franc (CHF)	116	19	2	13	-
Polish zloty (PLN)	(114)	(34)	(6)	(20)	-
US dollar (USD)	(36)	(10)	(10)	(2)	-
Dominican peso (DOP)	(34)	(13)	(8)	(6)	-
Other	(49)	(11)	15	(16)	-
Changes in the scope of consolidation and other changes (1)	770	293	(215)	120	3,806
Changes in the scope of consolidation	770	293	(215)	120	3,806
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	687	290	131	119	1,724
Remeasurement of the equity held in Mobinil (parent company of ECMS)	-	-	(336)	-	-
Disposal of TP Emitel by TP Group	(38)	(26)	(20)	(14)	(471)
Acquisition of LinkDotNet and Link Egypt by ECMS	32	7	-	5	1,382
Full consolidation of Compagnie Européenne de Téléphonie (CET)	32	9	2	1	816
Acquisition of Elettra	27	4	3	1	83
Other	30	9	5	8	272
Other changes	-	-	-	-	-
Data on a comparable basis (1)	46,020	14,528	7,353	5,584	165,198

(1)  Unaudited data.

(2)  Foreign exchange fluctuations between the average exchange rates for the 2010 financial year and the average exchange rates for the 2011 financial year.

(3)  Capex of continuing operations (see Section 9.1.2.5 Group capital expenditures).

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2010 financial year primarily include:

•

changes in the scope of consolidation, mainly:

•

the impact of the full consolidation of Mobinil (parent company of ECMS) and of its subsidiaries (Egypt, Rest of the world reportable segment) on July 13, 2010, which took effect on January 1, 2010 in the data on a comparable basis. Before July 13, 2010 France Telecom-Orange accounted for its investment in Mobinil and its subsidiaries by the equity method,

•

the impact of the remeasurement of the historical investment in Mobinil (the parent of ECMS) after control was obtained on July 13, 2010 without effect on the data on a comparable basis,

•

the effect of the disposal of TP Emitel (Poland operating segment) by TP Group on June 22, 2011 (see Section 9.1.1.4 Significant events and Note 2 to the consolidated financial statements) taking effect July 1, 2010 in the data on a comparable basis,

•

the effect of the acquisition of LinkDotNet and Link Egypt by ECMS (Egypt, Rest of the world reportable segment) on September 2, 2010, which took effect on January 1, 2010 in the data on a comparable basis,

•

impact of the full consolidation of Compagnie Européenne de Téléphonie (CET) following the acquisition of the remaining stock in this company on July 29, 2011 (see Section 9.1.1.4 Significant events and Note 2 to the consolidated financial statements) taking effect July 1, 2010 in the data on a comparable basis, and

•

the effect of the acquisition of Elettra, a company specializing in laying and maintaining undersea cables for the telecommunications industry (in the International Carriers & Shared Services operating segment) on September 30, 2010 taking effect on January 1, 2010 in the data on a comparable basis; and

•

the foreign exchange fluctuations between the average exchange rates for the 2010 financial year and the average exchange rates for the 2011 financial year.

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Consolidated operating segments

The following table presents, for each consolidated operating segment of the France Telecom-Orange group, the transition from data on a historical basis to data on a comparable basis for the 2010 financial year for the key operating data.

2010/OPERATING SEGMENTS (in millions of euros)	Financial year ended December 31, 2010
	Revenues	Reported EBITDA	Net operating income	Capex	Average number of employees
France
Data on a historical basis	23,308	8,813	6,567	2,568	74,573
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes (1)	6	85	69	6	2,667
Changes in the scope of consolidation	32	9	2	1	816
Other changes (3)	(26)	76	67	5	1,851
Data on a comparable basis (1)	23,314	8,898	6,636	2,574	77,240
Spain
Data on a historical basis	3,821	765	(218)	397	3,099
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes (1)	-	-	-	-	-
Changes in the scope of consolidation	-	-	-	-	-
Other changes (3)	-	-	-	-	-
Data on a comparable basis (1)	3,821	765	(218)	397	3,099
Poland
Data on a historical basis	3,934	1,180	229	679	25,688
Foreign exchange fluctuations (1) (2)	(115)	(35)	(7)	(20)	-
Changes in the scope of consolidation and other changes (1)	(38)	(27)	(21)	(14)	(471)
Changes in the scope of consolidation	(38)	(27)	(21)	(14)	(471)
Other changes (3)	-	-	-	-	-
Data on a comparable basis (1)	3,781	1,118	201	645	25,217
Rest of the World
Data on a historical basis	8,248	2,941	1,380	1,248	22,789
Foreign exchange fluctuations (1) (2)	(109)	(43)	35	(35)	-
Changes in the scope of consolidation and other changes (1)	740	292	(214)	127	3,298
Changes in the scope of consolidation	743	300	(206)	126	3,298
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	690	290	131	119	1,724
Remeasurement of the equity held in Mobinil (parent company of ECMS)	-	-	(336)	-	-
Acquisition of LinkDotNet and Link Egypt by Mobinil	33	7	-	5	1,382
Other	20	3	(1)	2	192
Other changes (3)	(3)	(8)	(8)	1	-
Data on a comparable basis (1)	8,879	3,190	1,201	1,340	26,087
Business
Data on a historical basis	7,216	1,299	958	318	20,543
Foreign exchange fluctuations (1) (2)	(29)	(26)	(26)	(2)	-
Changes in the scope of consolidation and other changes (1)	26	(35)	(35)	2	91
Changes in the scope of consolidation	8	-	-	-	81
Other changes (3)	18	(35)	(35)	2	10
Data on a comparable basis (1)	7,213	1,238	897	318	20,634
International Carriers & Shared Services
Data on a historical basis	1,600	(661)	(1,354)	312	14,700
Foreign exchange fluctuations (1) (2)	(2)	3	4	-	-
Changes in the scope of consolidation and other changes (1)	28	(23)	(14)	(2)	(1,779)
Changes in the scope of consolidation	27	11	9	7	83
Other changes (3)	1	(34)	(23)	(9)	(1,862)
Data on a comparable basis (1)	1,626	(681)	(1,364)	310	12,921

(1)  Unaudited data.

(2)  Foreign exchange fluctuations between the average exchange rates for the 2010 financial year and the average exchange rates for the 2011 financial year.

(3)  Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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9.1.5.1.2   Transition from data on a historical basis to data on a comparable basis for the 2009 financial year

Data on a comparable basis for 2009 are comparable to data on a historical basis for 2010 in terms of method, scope and exchange rates.

•

Group

The following table presents, for the France Telecom-Orange group, the transition from data on a historical basis to data on a comparable basis for the 2009 financial year for the key operating data.

2009/GROUP (in millions of euros)	Financial year ended December 31, 2009
	Revenues	Reported EBITDA	Net operating income	Capex (2)	Average number of employees
Data on a historical basis	44,845	14,264	7,650	5,041	163,690
Foreign exchange fluctuations (1) (2)	485	119	(18)	53	-
Polish zloty (PLN)	311	116	4	41	-
Swiss franc (CHF)	80	21	7	7	-
US dollar (USD)	32	16	14	-	-
Jordanian dinar (JOD)	19	8	5	3	-
Other	43	(42)	(48)	2	-
Changes in the scope of consolidation and other changes (1)	802	360	183	222	2,188
Changes in the scope of consolidation	820	360	183	222	2,188
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	721	329	166	205	1,674
Acquisition of KPN Belgium Business (now known as Mobistar Enterprise Services) by Mobistar	62	10	(2)	4	16
Disposal of France Telecom-Orange e-Commerce	(29)	19	15	-	(112)
Acquisition of LinkDotNet and Link Egypt by ECMS	20	6	6	5	-
Full consolidation of Néoclès Corporate	22	(1)	(1)	1	209
Other	24	(3)	(1)	7	401
Other changes	(18)	-	-	-	-
Data on a comparable basis (1)	46,132	14,743	7,815	5,316	165,878

(1)  Unaudited data.

(2)  Foreign exchange fluctuations between the average exchange rates for the 2009 financial year and the average exchange rates for the 2010 financial year.

(3)  Capex of continuing operations (see Section 9.1.2.5 Group capital expenditures).

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2009 financial year primarily include:

•

changes in the scope of consolidation, mainly:

•

the impact of the full consolidation of Mobinil (parent company of ECMS) and of its subsidiaries (Egypt, Rest of the world reportable segment) on July 13, 2010, which took effect on July 1, 2009 in the data on a comparable basis. Before July 13, 2010, France Telecom-Orange’s interest in Mobinil and its subsidiaries was accounted for using the equity method (see Note 2 to the consolidated financial statements),

•

the effect of the acquisition of KPN Belgium Business (now Mobistar Enterprise Services) by Mobistar (Belgium, Rest of the world reportable segment) on March 31, 2010, which took effect on April 1, 2009 in the data on a comparable basis,

•

the effect of the disposal of France Telecom-Orange e-Commerce (France operating segment), comprising the disposal of the business of the Topachat.com and Clust.com websites on February 27, 2009, and some assets relating to the Alapage website on September 1, 2009, which took effect on January 1, 2009 in the data on a comparable basis,

•

the effect of the acquisition of LinkDotNet and Link Egypt by ECMS (Egypt, Rest of the world reportable segment) on September 2, 2010 (see Note 2 to the consolidated financial statements), which took effect on September 1, 2009 in the data on a comparable basis, and

•

the impact of the full consolidation of Néoclès Corporate (Enterprise operating segment) on January 1, 2010, which took effect on January 1, 2009 in the data on a comparable basis; and

•

the foreign exchange fluctuations between the average exchange rates for the 2009 financial year and the average exchange rates for the 2010 financial year.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   266

•

Consolidated operating segments

The following table presents, for each consolidated operating segment of the France Telecom-Orange group, the transition from data on a historical basis to data on a comparable basis for the 2009 financial year for the key operating data.

2009/OPERATING SEGMENTS (in millions of euros)	Financial year ended December 31, 2009
	Revenues	Reported EBITDA	Net operating income	Capex	Average number of employees
France
Data on a historical basis	23,651	9,268	7,061	2,160	76,137
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes (1)	(21)	38	34	-	(108)
Changes in the scope of consolidation	(30)	18	15	-	(121)
Other changes (3)	9	20	19	-	13
Data on a comparable basis (1)	23,630	9,306	7,095	2,160	76,029
Spain
Data on a historical basis	3,887	729	(274)	440	3,230
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes (1)	(22)	1	1	-	(19)
Changes in the scope of consolidation	-	-	-	-	-
Other changes (3)	(22)	1	1	-	(19)
Data on a comparable basis (1)	3,865	730	(273)	440	3,211
Poland
Data on a historical basis	3,831	1,462	95	500	28,096
Foreign exchange fluctuations (1) (2)	314	120	9	42	-
Changes in the scope of consolidation and other changes (1)	-	-	-	-	150
Changes in the scope of consolidation	-	-	-	-	150
Other changes (3)	-	-	-	-	-
Data on a comparable basis (1)	4,145	1,582	104	542	28,246
Rest of the World
Data on a historical basis	7,210	2,733	1,696	1,143	20,973
Foreign exchange fluctuations (1) (2)	114	38	20	12	-
Changes in the scope of consolidation and other changes (1)	807	343	167	214	1,815
Changes in the scope of consolidation	807	343	167	214	1,815
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	725	329	166	205	1,674
Acquisition of LinkDotNet and Link Egypt by Mobinil	62	10	(2)	4	16
Acquisition of KPN Belgium Business (now known as Mobistar Enterprise Services) by Mobistar	20	6	6	5	-
Other	-	(2)	(3)	-	125
Other changes (3)	-	-	-	-	-
Data on a comparable basis (1)	8,131	3,114	1,883	1,369	22,788
Business
Data on a historical basis	7,532	1,499	1,123	298	20,401
Foreign exchange fluctuations (1) (2)	59	(29)	(35)	-	-
Changes in the scope of consolidation and other changes (1)	(12)	(89)	(89)	1	280
Changes in the scope of consolidation	38	-	-	1	251
Other changes (3)	(50)	(89)	(89)	-	29
Data on a comparable basis (1)	7,579	1,381	999	299	20,681
International Carriers & Shared Services
Data on a historical basis	1,387	(1,427)	(2,051)	500	14,853
Foreign exchange fluctuations (1) (2)	2	(9)	(10)	-	-
Changes in the scope of consolidation and other changes (1)	140	66	68	6	70
Changes in the scope of consolidation	18	(1)	1	7	93
Other changes (3)	122	67	67	(1)	(23)
Data on a comparable basis (1)	1,529	(1,370)	(1,993)	506	14,923

(1)  Unaudited data.

(2)  Foreign exchange fluctuations between the average exchange rates for the 2009 financial year and the average exchange rates for the 2010 financial year.

(3)  Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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9.1.5.2   Additional information by operating segment

The following tables present, for each consolidated operating segment of the France Telecom-Orange group, the detail of the revenues as well as the key operating indicators.

•

France

FRANCE	Financial year ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues (2)	22,534	23,314	23,308	(3.3)%	(3.3)%	23,651
Personal communication services	10,921	10,832	10,832	0.8%	0.8%	10,769
Home communication services	12,860	13,541	13,536	(5.0)%	(5.0)%	14,076
Consumer Services	7,863	8,395	8,413	(6.3)%	(6.5)%	8,734
Carrier Services	4,453	4,525	4,525	(1.6)%	(1.6)%	4,644
Other Home Communication Services	544	621	598	(12.5)%	(9.0)%	698
Eliminations	(1,247)	(1,059)	(1,060)			(1,194)
Personal communication services
Number of mobile customers (3)	27,090	26,929	26,929	0.6%	0.6%	26,334
of which number of contract customers (3)	19,453	18,984	18,984	2.5%	2.5%	17,943
of which number of prepaid customers (3)	7,638	7,945	7,945	(3.9)%	(3.9)%	8,391
of which number of broadband customers (3)	15,842	14,929	14,929	6.1%	6.1%	13,556
ARPU (in euros) (4)	375	387	387	(3.1)%	(3.1)%	402
AUPU (in minutes) (4)	193	188	188	2.7%	2.7%	196
Home communication services
Consumer Services
Number of Consumer telephone lines (5)	18.5	19.6	19.6	(5.2)%	(5.2)%	20.6
“Voice” telephone traffic of Consumer customers (6)	17.9	21.9	21.9	(17.9)%	(17.9)%	25.0
ARPU of Consumer fixed-line services (in euros)	34.6	34.9	34.9	(0.9)%	(0.9)%	34.2
Number of Consumer telephone lines ADSL Broadband (3)	9,475	9,128	9,128	3.8%	3.8%	8,880
Number of leased Livebox (3)	8,022	7,926	7,926	1.2%	1.2%	7,347
Number of subscribers to “Voice over IP” services (3)	8,030	7,464	7,464	7.6%	7.6%	6,816
Number of subscribers to “ADSL TV” offers (3)	4,374	3,505	3,505	24.8%	24.8%	2,761
Carrier services
Number of wholesale line rentals (3)	1,427	1,267	1,267	12.6%	12.6%	1,076
Total number of unbundled telephone lines (3)	9,941	8,884	8,884	11.9%	11.9%	7,723
Number of partially unbundled telephone lines (3)	1,055	1,194	1,194	(11.6)%	(11.6)%	1,309
Number of fully unbundled telephone lines (3)	8,886	7,690	7,690	15.6%	15.6%	6,414
number of ADSL accesses wholesales to third party ISPs (3)	-	1,706	1,706	-	-	1,892
of which number of naked ADSL accesses wholesales to third party ISPs (3)	1,115	1,219	1,219	(8.5)%	(8.5)%	1,245

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See the appended Financial glossary.

(5)  In millions. At end of period. This figure includes, i) standard analog lines (excl. fully unbundled lines) and Numeris channels (ISDN), each Numeris channel being booked as a line, ii) lines without narrowband (naked ADSL) telephone subscriptions sold directly by France Telecom-Orange to its Consumer customers, and iii) FTTH (Fiber To The Home) access.

(6)  In millions of minutes. Telephone traffic from the Public Switched Telephone Network (PSTN) of France Telecom-Orange customers to all destinations, PSTN and IP (Internet Protocol).

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•

Spain

SPAIN	Financial years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues (2)	3,993	3,821	3,821	4.5%	4.5%	3,887
Personal Communication Services (5)	3,286	3,158	3,158	4.1%	4.1%	3,216
Home Communication Services (5)	707	663	663	6.6%	6.5%	671
Personal communication services
Number of mobile customers (3)	12,478	11,940	11,940	4.5%	4.5%	11,879
of which number of contract customers (3)	7,616	7,139	7,139	6.7%	6.7%	6,657
of which number of prepaid customers (3)	4,861	4,801	4,801	1.3%	1.3%	5,221
of which number of broadband customers (3)	7,254	6,312	6,312	14.9%	14.9%	5,119
ARPU (in euros) (4)	255	263	263	(3.0)%	(3.0)%	266
AUPU (in minutes) (4)	163	162	162	0.6%	0.6%	152
Home communication services
Number of broadband Internet customers (ADSL) (3)	1,265	1,115	1,115	13.5%	13.5%	1,086

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See the Financial glossary appendix.

(5)  External data (see Financial glossary appendix).

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•

Poland

POLAND	Financial years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues (2)	3,625	3,781	3,934	(4.1)%	(7.8)%	3,831
Personal communication services	1,871	1,872	1,930	(0.1)%	(3.1)%	1,792
Home communication services	2,013	2,152	2,260	(6.5)%	(10.9)%	2,281
Eliminations	(259)	(243)	(256)			(242)
Personal communication services
Number of mobile customers (3)	14,658	14,332	14,332	2.3%	2.3%	13,714
of which number of contract customers (3)	6,977	6,956	6,956	0.3%	0.3%	6,624
of which number of prepaid customers (3)	7,681	7,375	7,375	4.1%	4.1%	7,090
of which number of broadband customers (3)	7,962	7,395	7,395	7.7%	7.7%	5,503
ARPU (in zlotys) (4)	491	515	515	(4.7)%	(4.7)%	529
AUPU (in minutes) (4)	165	161	161	2.5%	2.5%	136
Home communication services
Consumer and Enterprise customers
Number of fixed-line telephony customers (3) (6)	5,446	6,220	6,220	(12.4)%	(12.4)%	6,907
Number of broadband Internet customers (3) (5) (7)	2,006	1,994	1,994	0.6%	0.6%	2,071
Number of leased Livebox (3)	800	778	778	2.8%	2.8%	702
Number of subscribers to “Voice over IP” services (3)	165	137	137	19.7%	19.7%	140
Number of subscribers to ADSL TV and Satellite offerings (3)	636	544	544	17.1%	17.1%	372
Wholesale Services
Number of wholesale line rentals (3) (8)	1,657	1,482	1,482	11.8%	11.8%	1,322
Number of Bitstream accesses (3) (5)	523	525	525	(0.4)%	(0.4)%	456

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See the Financial glossary appendix.

(5)  ADSL Acces, including Orange Bitstream Access (Orange BSA) and CDMA (Code division multiple access).

(6)  Excluding WLL (Wireless Local Loop: mobile services: 54 thousand at December 31, 2011, 26 thousand at December 31, 2010) and WLR (Wholesale Line Rental: 123 thousand at December 31, 2011, 120 thousand at December 31, 2010 and 44 thousand at December 31, 2009.)

(7)  Excluding Orange BSA and CDMA mobile services (340 thousand at December 31, 2011, 292 thousand at December 31, 2010 and 201 thousand at December 31, 2009.)

(8)  Including full and partial unbundling.

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•

Rest of the World

REST OF THE WORLD (in millions of euros)	Financial years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	8,795	8,879	8,248	(0.9)%	6.6%	7,210
Belgium	1,604	1,640	1,621	(2.2)%	(1.1)%	1,529
Romania	937	974	973	(3.7)%	(3.6)%	1,055
Egypt (2)	1,233	1,310	724	(5.9)%	70.3%	-
Slovakia	737	755	755	(2.4)%	(2.4)%	813
Personal Communication Services (3)	692	723	723	(4.3)%	(4.3)%	775
Home Communication Services (3)	45	32	32	40.9%	40.9%	38
Switzerland	1,012	1,050	937	(3.6)%	8.0%	858
Senegal	684	660	660	3.7%	3.7%	636
Personal communication services	459	439	439	4.5%	4.5%	436
Home communication services	409	410	410	(0.4)%	(0.4)%	406
Eliminations	(183)	(190)	(190)	(3.5)%	(3.5)%	(206)
Ivory Coast	456	501	501	(9.0)%	(9.0)%	458
Personal communication services	343	358	358	(4.1)%	(4.1)%	324
Home communication services	220	236	236	(6.4)%	(6.4)%	214
Eliminations	(107)	(92)	(92)	16.4%	16.4%	(80)
Dominican Republic	419	410	445	2.3%	(5.7)%	417
Jordan	418	408	428	2.4%	(2.4)%	407
Personal communication services	206	189	198	9.2%	4.0%	192
Home communication services	260	262	275	(1.0)%	(5.6)%	256
Eliminations	(49)	(44)	(46)	11.2%	6.0%	(41)
Mali	320	300	300	6.8%	6.8%	272
Cameroon	285	255	255	12.1%	12.1%	221
Moldova	162	158	157	2.7%	3.4%	150
Kenya	75	81	95	(7.6)%	(21.4)%	95
Personal Communication Services (3)	17	14	17	22.7%	4.3%	13
Home Communication Services (3)	57	67	78	(14.0)%	(26.9)%	82
Madagascar	66	66	66	0.9%	0.3%	77
Botswana	106	104	109	2.2%	(3.2)%	87
Other and Sofrecom	403	319	331	26.2%	21.5%	228
Eliminations	(122)	(112)	(109)			(92)

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries since July 13, 2010.

(3)  External data (see Financial glossary appendix).

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REST OF THE WORLD (in thousands, at end of period)	Financial years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Personal communication services
Number of mobile customers	99,741	83,626	39,854	19.3%	150.3%	63,484
Belgium	3,933	3,690	3,690	6.6%	6.6%	3,555
Romania	10,262	10,464	10,464	(1.9)%	(1.9)%	10,995
Egypt (2)	32,914	30,225	(13,546)	8.9%	N/A	16,514
Slovakia	2,935	2,870	2,870	2.3%	2.3%	2,891
Switzerland	1,614	1,571	1,571	2.7%	2.7%	1,565
Senegal	6,083	5,090	5,090	19.5%	19.5%	4,608
Ivory Coast	5,884	5,529	5,529	6.4%	6.4%	3.817
Dominican Republic	3,106	2,885	2,885	7.7%	7.7%	2,811
Jordan	2,694	2,153	2,153	25.2%	25.2%	1,939
Mali	6,444	4,717	4,717	36.6%	36.6%	3,469
Cameroon	4,687	3,566	3,566	31.4%	31.4%	2,788
Moldova	1,837	1,724	1,724	6.6%	6.6%	1,586
Kenya	832	1,056	1,056	(21.2)%	(21.2)%	762
Madagascar	2,196	2,153	2,153	2.0%	2.0%	2,254
Botswana	853	792	792	7.6%	7.6%	737
Mauritius (40%)	286	272	272	5.2%	5.2%	251
Other subsidiaries (3)	13,182	4,871	4,871	170.6%	170.6%	2,942
Home communication services
Number of fixed-line telephony customers	2,149	2,231	2,231	(3.7)%	(3.7)%	2,257
Belgium	683	647	647	5.5%	5.5%	660
Senegal	283	283	283	0.2%	0.2%	258
Ivory Coast	290	284	284	2.2%	2.2%	284
Jordan	474	498	498	(4.7)%	(4.7)%	501
Kenya	278	381	381	(26.9)%	(26.9)%	418
Mauritius (40%)	134	135	135	(0.8)%	(0.8)%	132
Other subsidiaries (4)	6	3	3	83.8%	83.8%	4

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Number of customers of Mobinil (parent company of ECMS) and its subsidiaries calculated at 36.36% until July 13, 2010 (equity method) and at 100% since July 13, 2010 (full consolidation).

(3)  Other mobile telephony subsidiaries include the subsidiaries of Armenia, Austria, Guinea, Equatorial Guinea, Guinea-Bissau, Luxembourg, Niger, Uganda, the Central African Republic, Tunisia, Vanuatu, Morocco, Congo and Iraq.

(4)  The other fixed-line telephony subsidiaries include the subsidiaries of Vietnam, Vanuatu and the subsidiaries of Sofrecom.

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Entreprise

ENTREPRISE	Financial years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues (2)	7,101	7,213	7,216	(1.6)%	(1.6)%	7,532
Legacy networks	2,182	2,459	2,437	(11.2)%	(10.5)%	2.869
Mature networks	2,782	2,770	2,793	0.4%	(0.4)%	2,812
Growing networks	366	320	321	14.2%	13.9%	243
Services	1,771	1,664	1,665	6.4%	6.3%	1,608
France
Number of Business telephone lines (3)	4,032	4,424	4,368	(8.9)%	(7.7)%	5,145
Number of Business Everywhere customers (4)	810	808	808	0.2%	0.2%	750
Number of permanent accesses to data networks (4) (5)	344	336	336	2.5%	2.5%	335
of which number of IP-VPN accesses (4) (5)	277	271	271	2.3%	2.3%	273
World
Number of IP-VPN accesses (4)	317	319	319	(0.5)%	(0.5)%	323

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4)  In thousands. At end of period.

(5)  Access of customers outside the France Telecom-Orange group, not including operators market.

•

International Carriers & Shared Services

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Financial years ended December 31
	2011	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2009 data on a historical basis
Revenues	1.610	1,626	1,600	(1.0)%	0.6%	1,387
International Carriers (2)	1,361	1,394	1,369	(2.4)%	(0.6)%	1,207
Shared Services (2)	249	232	231	7.5%	7.7%	180
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) External data (see Financial glossary appendix).

9.1.5.3   Unrecognized contractual commitments

Unrecognized contractual commitments are described in Note 14 to the consolidated financial statements.

9.1.5.4   Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, France Telecom-Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

Reported and restated EBITDA

Reported EBITDA

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reversal of foreign exchange reserves of liquidated entities, impairment losses and share of profits (losses) of associates, referred to hereafter as “Reported EBITDA”, represents operating income before depreciation and amortization, before remeasurement resulting from business combinations, reversal of foreign exchange reserves of liquidated entities, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates.

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Reported EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that Reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is presented in the analysis by operating segment, in addition to operating income.

Reported EBITDA also allows France Telecom-Orange to compare its profits/losses with those of other companies in the telecommunications sector. Reported EBITDA, or similar management indicators used by France Telecom-Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between Reported EBITDA and consolidated net income as presented in the consolidated income statement is shown below.

(in millions of euros)	Financial years ended December 31
	2011	2010 data on a historical basis	2009 data on a historical basis
Revenues	45,277	45,503	44,845
External purchases	(19,638)	(19,375)	(18,748)
Other operating income	658	573	568
Other operating expenses	(2,463)	(2,532)	(2,211)
Labor expenses	(8,815)	(9,214)	(9,010)
Gains (losses) on disposal of businesses and assets	246	62	(3)
Restructuring cost and similar items	(136)	(680)	(213)
General Court of the EU ruling of November 30, 2009	-	-	(964)
Reported EBITDA	15,129	14,337	14,264
Depreciation and amortization	(6,735)	(6,461)	(6,234)
Remeasurement resulting from business combinations	-	336	-
Reclassification of cumulative translation adjustement from liquidated entities	642	-	-
Impairment of goodwill	(611)	(509)	(449)
Impairment of fixed assets	(380)	(127)	(69)
Share of profits (losses) of associates	(97)	(14)	138
Net operating income	7,948	7,562	7,650
Finance cost, net	(2,033)	(2,000)	(2,206)
Income tax	(2,087)	(1,755)	(2,242)
Consolidated net income after tax of continuing operations	3,828	3,807	3,202
Consolidated net income after tax of discontinued operations	-	1,070	200
Consolidation net income after tax	3,828	4,877	3,402
Net income attributable to owners of the parent company	3,895	4,880	3,018
Net income attributable to non-controlling interests	(67)	(3)	384

Reported EBITDA is not a financial aggregate defined by IFRS as a means of measuring financial performance and cannot be compared with similarly titled indicators from other companies.

Reported EBITDA represents supplementary information and should not be considered a substitute for operating income.

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Restated EBITDA

Restated EBITDA does not include certain items that are included in Reported EBITDA. These items are the following:

•

in 2011, in the positive amount of 47 million euros:

•

positive net proceeds of 197 million euros on the disposal by TP S.A. of its subsidiary TP Emitel (see Section 9.1.1.4 Significant events and Note 2 to the consolidated financial statements),

•

an additional provision of 115 million euros for the fine by the European Commission on TP S.A. for abuse of dominant position on the wholesale market for broadband Internet access in Poland (see Section 9.1.1.4 Significant events and Notes 4 and 15 to the consolidated financial statements),

•

an expense of 37 million euros for awards of free stock as part of the Conquests 2015 Plan (see Note 5 to the consolidated financial statements),

•

a 29 million euros provision reversal for the Part-Time for Seniors and Intermediate Part-Time plans in France (see Note 5 to the consolidated financial statements),

•

a provision of 19 million euros covering the restructuring of the Orange sport and Orange Cinéma Séries businesses in France (see Section 9.1.1.4 Significant events and Notes 2, 4 and 8 to the consolidated financial statements),

•

an additional provision of 8 million euros covering the dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events in 4 and Notes 4, 15 and 16 to the consolidated financial statements);

•

in 2010, in the negative amount of 1,317 million euros:

•

a provision of 547 million euros covering the restructuring of the Orange sport and Orange Cinéma Séries businesses in France (see Section 9.1.1.4 Significant events and Notes 2, 4 and 8 to the consolidated financial statements),

•

an additional provision of 492 million euros covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France in accordance with the agreement on the employment of seniors signed in November 2009 and the amendment signed in December 2010 (see Note 5 to the consolidated financial statements),

•

an additional provision of 266 million euros covering the dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events and Notes 4,  15 and 16 to the consolidated financial statements),

•

an additional provision of 13 million euros for the fine by the European Commission on TP S.A. for abuse of dominant position on the wholesale market for broadband Internet access in Poland (see Section 9.1.1.4 Significant events and Notes 4 and 15 to the consolidated financial statements);

•

in 2009, in the negative amount of 1,533 million euros:

•

an expense of 964 million euros relating to the General Court of the European Union’s ruling concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Note 15 to the consolidated financial statements), and

•

a provision of 569 million euros covering the implementation of the “Part-Time for Seniors” plan in France following the signing in November 2009 of an agreement regarding the employment of seniors (see Note 5 to the consolidated financial statements).

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

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(in millions of euros)		Financial years ended December 31
		2011	2010 data on a historical basis	2009 data on a historical basis
Reported EBITDA	(a)	15,129	14,337	14,264
Net proceeds from the disposal of TP Emitel by TP S.A. in Poland		197	-	-
Provision for fine from the European Commission against TP S.A. in Poland		(115)	(13)	-
Expense for the award of restricted stock in the Conquests 2015 Plan		(37)	-	-
Provision for Part-Time for Seniors and Intermediate Part-Time plans in France		29	(492)	(569)
Provision for the restructuring of the Orange sport and Orange Cinéma Séries businesses		(19)	(547)	-
Additional covering the dispute between DPTG and TP S.A. in Poland		(8)	(266)	-
General Court of the EU ruling of November 30, 2009		-	-	(964)
Total restated items	(b)	47	(1,317)	(1,533)
Restated EBITDA	(a-b)	15,083	15,655	15,797

Restated EBITDA does not constitute a financial aggregate defined by IFRS as an element of measurement of financial performance and cannot be compared with similarly titled indicators from other companies. Restated EBITDA represents supplementary information and should not be considered a substitute for operating income.

Capex

Capital expenditures on tangible and intangible assets excluding telecommunications licenses and financial investments in the form of finance leases, referred to hereafter as Capex, correspond to acquisitions of tangible and intangible assets excluding telecommunications licenses as presented in the Consolidated table of cash flows in the consolidated financial statements. Capital expenditures on tangible and intangible assets financed through finance leases have no effect on cash flows at the time of acquisition. The following calculation shows the transition from Capex to acquisition of tangible and intangible assets.

(in millions of euros)	Financial years ended December 31
	2011	2010 data on a historical basis	2009 data on a historical basis
Capex	(5,770)	(5,590)	(5,396)
Capex of continuing operations	(5,770)	(5,522)	(5,041)
Capex of discontinued operations (1)	-	(68)	(355)
Telecommunication licenses	(941)	(512)	(58)
Acquisitions of property, plant and equipement and intangible assets	(6,711)	(6,102)	(5,454)
(1) Disposal of Orange in the United Kingdom on April 1, 2010 (see Segment Information of the consolidated financial statements and Note 2 to the consolidated financial statements).

The management of the France Telecom-Orange group uses Capex to measure the operational efficiency of the use of investments for each of its operating segments. Capex does not include investments financed through finance leases (intangible item) and investments in telecommunications licenses, the acquisition of these licenses not being part of the daily monitoring of operational investments. Capex allows investors to follow investment expenditure linked to the business activities of France Telecom-Orange and to assess their performance in the short term. Capex are not a financial aggregate defined by IFRS and do not replace tangible and intangible assets. Capex, as per the definition used by France Telecom-Orange, may not be comparable to similarly titled indicators used by other companies.

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Restated ratio of net financial debt to EBITDA

The restated ratio of net financial debt to EBITDA is calculated as follows:

•

net financial debt (see the Financial glossary appendix and Note 10 to the consolidated financial statements) including:

•

50% of the financial debt of the Everything Everywhere joint venture in the United Kingdom, and

•

for 2011 i) the payment for the French 4G mobile license in the 800 MHz-band made on January 19, 2012 (see Section 9.1.1.4 Significant events and Notes 14 and 16 to the consolidated financial statements) and ii) the payment made January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Significant events and Notes 15 and 16 to the consolidated financial statements);

•

compared with restated EBITDA (see Restated EBITDA above) calculated on the preceding 12 months and including:

•

the Reported EBITDA of Orange in the United Kingdom up to April 1, 2010, the date of its disposal, excluding the gain on the disposal of Orange assets in the United Kingdom of 960 million euros at December 31, 2010 (see Section 9.1.2.3.4 Consolidated net income after tax of discontinued operations, Segment information of the consolidated financial statements and Note 2 to the consolidated financial statements),

•

50% of Reported EBITDA of the Everything Everywhere joint venture in the United Kingdom since April 1, 2010 when it was created (see Segment information in the consolidated financial statements),

•

and Reported EBITDA of ECMS in Egypt for the first half of 2010 owing to the full consolidation of Mobinil (parent company of ECMS) and its subsidiaries on July 13, 2010.

(in millions of euros)		Financial years ended December 31
		2011 after adjustment	2011	2010 data on a historical basis	2009 data on a historical basis
Net financial debt		30,890	30,890	31,840	32,534
Net financial debt of Everything Everywhere (50%)		581	581	441	-
Payment for acquiring the 4G mobile license in the 800 MHz band on January 19, 2012.		891	-	-	-
Payment made on the dispute between DPTG and TP S.A. in Poland January 13, 2012		550	-	-	-
Restated net financial debt	(A)	32,912	31,471	32,281	32,534
Reported EBITDA of continuing operations		15,129	15,129	14,337	14,264
Reported EBITDA of discontinued operations excluding the gain on disposal of Orange in the United Kingdom (960 million euros)		-	-	137	939
Eliminations and other		-	-	-	(12)
Reported EBITDA including Orange in the United Kingdom up to April 1, 2010		15,129	15,129	14,474	15,191
Reported EBITDA of Everything Everywhere since April 1, 2010 (50%)		675	675	494	-
Reported EBITDA of ECMS in the first half of 2010		-	-	290	-
Reported EBITDA including Orange in the United Kingdom up to April 1, 2010, Everything Everywhere since April 1, 2010 (50%) and ECMS in the first half of 2010	(b)	15,804	15,804	15,258	15,191
Net proceeds from the disposal of TP Emitel by TP S.A. in Poland		197	197	-	-
Provision for the fine by the European Commission against TP S.A. in Poland		(115)	(115)	(13)	-
Expense for the award of restricted stock in the Conquests 2015 Plan		(37)	(37)	-	-
Provision for Part-Time for Seniors and Intermediate Part-Time plans in France		29	29	(492)	(569)
Provision for restructuring the operations of Orange sport and Orange Cinéma Séries		(19)	(19)	(547)	-
Additional covering the dispute between DPTG and TP S.A. in Poland		(8)	(8)	(266)	-
General Court of the EU ruling of November 30, 2009		-	-	-	(964)
Total restated items	(c)	47	47	(1,317)	(1,533)
Restated EBITDA including Orange in the United Kingdom up to April 1, 2010, Everything Everywhere since April 1, 2010 (50%) and ECMS in the first half of 2010	(b-c = D)	15,757	15,757	16,575	16,724
Restated ratio of net financial debt to EBITDA	(A)/(D)	2.09	2.00	1.95	1.95

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11  innovation, research and development, patents, and licenses

11.1 INNOVATION AND RESEARCH AND DEVELOPMENT

288

Orange Labs Network

288

Partnerships

288

Private Equity

288

Nova+ program

289

Significant Events of 2011

289

11.2 PATENTS AND LICENSING

290

Valuation of patents

290

Orange brand

290

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11.1   INNOVATION AND RESEARCH AND DEVELOPMENT

The information and communication technology (ICT) sector in recent years has gone through major changes in its value chain, significantly increasing the number of players. New economic models developed by large Web players are coming into existence, while manufacturers of consumer electronics are moving towards value-added services. In this context, France Telecom-Orange believes that innovation will be a major source of growth. In 2011, France Telecom-Orange continued its efforts in innovation and devoted 1.8% of its revenues, or 819 million euros, to it. These expenses totaled 845 million euros in 2010 and 862 million euros in 2009. These amounts include employee costs, operating and investment costs for research, development, and innovation in new products and services.

Since 2005, the Group has decided to combine new product design and new product launch in a unique strategic marketing approach. The R&D laboratories have been brought together within the Orange Labs worldwide network, which were launched in January 2007 and together with the Technocentres form the Group’s worldwide innovation network.

Orange Labs Network

In order to achieve its ambitions in innovation, the Orange Labs network brings together specialized employees on three continents. The network comprises research and development laboratories in seven countries across the world: France, United Kingdom, China, Japan, Poland, Spain, and Egypt. Each Orange Lab is immersed in a specific environment that enables it to anticipate and take advantage of technological breakthroughs and changes in user patterns worldwide and to facilitate partnerships, thereby accelerating the Group’s capacity for innovation.

The Orange Labs network is supplemented by five Technocentre platforms, located in France, the United Kingdom, Poland, Jordan, and Ivory Coast. Their objective is to design and market new products and services in the countries where they are located and to share them within the Group in other countries where the Group is present.

Partnerships

The France Telecom-Orange group has an active policy of forming strategic partnerships with leading industrial players worldwide which allows it to quickly enhance its portfolio of products and services and open itself to new ecosystems.

Medium-term bilateral partnerships with U.S., European and Asian companies allow the Group to better anticipate forthcoming technological developments in areas such as home automation, healthcare, and the environment.

Partnerships have also been concluded with universities and academic institutions (such as the Institut Télécom, CNRS, INRIA, or Supélec). The France Telecom-Orange group is also financing four Research Chairs.

France Telecom-Orange Group is also a key player in R&D programs through various governmental partnerships, at both the French level (FUI and ANR projects, and “Future Investments Program”) and at the European level (7th European Commission Framework Program, EUREKA-CELTIC). As part of the “Future Investments Program”, the Group supports the B-com Technology Research Institute, which works on the networks and content of the future. It is also a partner of the SystemX institute, which works in the area of digital engineering.

Lastly, France Telecom participates in nine competitiveness centers in France, set up to foster local synergies for innovative projects, five of which are global, and it chairs both the “Image and Networks” and “Secure Communications Solutions” centers.

As a result of these partnership initiatives, France Telecom has raised its profile as a key player for the new open innovation models.

Private Equity

The France Telecom-Orange group’s private equity activities include:

•

management companies Innovacom Gestion (France), Orange Capital Investment Management (France), and Orange Venture Capital Investment Management (China);

•

venture capital companies France Telecom Technologies Investissements (FTTI) and Orange Capital Investment (OCI), and the Chinese venture capital fund Orange Venture Capital Investment (OVCI); and

•

French holding companies Orange Capital Management (OCM) and Orange Capital (OC).

The latter is the parent holding company for the Group’s private equity activities, and is a wholly-owned subsidiary of France Telecom. It owns stakes in four types of funds:

•

two corporate venture funds: FTTI, which was established with the objective of monetizing France Telecom’s intellectual property, in exchange for stakes in technology start-ups, and OCI, which was formed more recently;

•

venture capital funds whose management is open to third parties (FCPR Innovacom 4, 5, and 6);

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•

two investment vehicles including the French holding company OCM and the Chinese venture capital company OVCI, as part of its strategy of investing in innovative Chinese start-ups; and

•

external venture capital funds that are managed by third parties and are internationally diversified (Europe, United States, Canada, Japan).

In addition, in November 2011, the Group announced its participation in two new private equity projects:

•

an investment of 75 million euros in a fund that will provide finance, in partnership with the Publicis Group, for digital economy entrepreneurs, which will target a total resource pool of up to 300 million euros with the support of new investors; and

•

the acquisition, for 5 million euros, of a stake in Ecomobilité Ventures, a private equity company dedicated to sustainable mobility, in partnership with SNCF, Peugeot S.A. and Total.

NOVA+ program

The France Telecom-Orange Group has carried out an analysis of its innovation chain in order to develop innovatory new offers which create value in its primary markets. These initiatives have been developed as part of a program named nova+, launched in early 2011, and which puts innovation at the center of the Group’s strategy, to make this a sustainable competitive advantage.

In particular, this program will:

•

make better use of the Group’s skills in developing its business;

•

ensure that the innovation chain responds in the optimal way to changes in the Group’s business challenges, its geographic locations and its competitive environment;

•

increase synergies between the Group’s different entities and the countries in which it operates;

•

enable the Group to meet the needs and expectations of its customers more effectively;

•

accelerate the time-to-market for new products and services as a result of simplified project structuring and governance.

In the short term, this project will enable the Group to use its full innovation capability to drive growth and differentiate itself in its markets. In the longer term, it will improve the Group’s ability to anticipate major changes in the telecommunications value chain and to adapt the Group accordingly.

Key Events of 2011

In 2011, a number of innovations from Orange Labs were added to the Group’s products and services, in particular:

•

an upgrade of the mobile access network with the experimentation on the future mobile network (LTE) in Moldavia, Spain, and Luxembourg;

•

the development of convergent services, such as mobile television;

•

the launch of mobile contactless solutions (NFC) in London (the UK being the second country after France) and the expansion in France of the number of NFC handsets available (150,000 clients) providing access to the Cityzi services (for payment on public transport or in certain stores, and additional information on cities covered by the service);

•

cloud computing and flexible computing infrastructure services for the business market;

•

the development of high definition mobile voice in more than 15 countries in Europe and Africa;

•

the consolidation and enhancement of television services (Orange New TV) that began in 2010;

•

services adapted to the specific needs of emerging countries: Bonus Zone (variable tariffs depending on the area from which calls are made), Orange Money (bills can be paid and money transferred using a mobile phone);

•

the development of “Machine to Machine” solutions for data exchange and processing between communicating objects (electric vehicles that communicate with La Poste are being tested in France) and the roll out of new service platforms in Spain and Slovakia (already introduced in France in 2010);

•

the enriching of the customer experience on multiple screens via tactile or voice-operated interfaces and the range of services (visual voicemail);

•

the development of mobile applications (iPhone, Android and Windows Mobile versions) that focus on the needs of Orange customers in different countries and the opening of the Orange Labs Prime Zone site where applications can be tested by users before they go on sale;

•

the launch of the new version of the Business Everywhere kit, with improved performance and service quality; and

•

the development of joint research programs as part of the Future Internet Public-Private Partnership: a central forum for European activities and discussions on the future of the Internet, which covers future uses of the Internet (Smart-City, Intelligent Transport, eEducation, Smart-Grid, eAgriculture) and the designers (IT, telecoms and media). Orange is a contributor to four of the eight projects under way in the “use cases” category.

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11.2   PATENTS AND LICENSING

Valuation of patents

At the end of 2011, France Telecom-Orange had a portfolio of 7,650 patents in France and abroad (issued or filed) with the goal of protecting its innovations and its ability to develop freely. In order to maximize their value, some of these patents are licensed through programs such as a program for “Turbocodes” technologies that covers 3G mobile networks, or through patent pools for patents corresponding to industry standards (MP3, MPEG Audio, DAB, DVB, W-CDMA, G729, IEEE802.11x, and ISDB-T in Japan). Value maximization also concerns software such as engineering tools for the mobile network.

In 2011, 313 new patents were filed. These patents mainly relate to the Orange Labs network in France.

Orange brand

Most licensees operating under the Orange brand are affiliates of the France Telecom-Orange Group, having entered into a brand licence agreement with Orange Brand Services Ltd, a 100% indirectly owned subsidiary of France Telecom S.A., and the owner of the Orange brand (see Chapter 19 Operations with parent companies).

There are however a limited number of licensees which are not Group’s affiliates:

•

pursuant to a brand licence agreement dated September 14, 1998, Partner Communications Company Limited has operated a telecommunications network under the Orange brand in Israel since 1999. This brand licence agreement predates the acquisition of the Orange Group by France Telecom S.A., and has no expiration date. France Telecom S.A. has no direct or indirect shareholding in Partner Communications Company Limited;

•

on February 29, 2012, France Telecom-Orange completed the disposal of its entire shareholding in Orange Suisse, a group mainly comprising France Telecom-Orange’s mobile subsidiary in Switzerland, to Matterhorn Mobile S.A. (see Note 2 Main changes in scope of consolidation and gains and losses on disposal of businesses of the consolidated financial statements and Section 20.5 Significant change in financial or trading position). On the same date, Orange Brand Services Limited entered into new brand licence agreements with Orange Suisse for the continued use of the Orange brand in Switzerland and Liechtenstein.

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14  administrative and management bodies and senior management

14.1 BOARD OF DIRECTORS AND CORPORATE OFFICERS

296

14.1.1  Composition of the Board of Directors

296

14.1.2  Corporate Officers

297

14.1.3  Information on Directors and Corporate Officers

298

14.2 EXECUTIVE COMMITTEE

307

14.2.1  Composition of the Executive Committee

307

14.2.2  Shareholdings and Stock Options

310

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14.1   BOARD OF DIRECTORS AND CORPORATE OFFICERS

14.1.1  Composition of the Board of Directors

Pursuant to Article 13 of the Bylaws, the Board of Directors consists of a minimum of 12 and a maximum of 22 members.

In accordance with French Law no. 86-912 dated August 6, 1986 relating to the rules for implementation of the privatizations decided by French Law no. 86-793 dated July 2, 1986, it consists of at least two members representing the employees and one member representing the employee shareholders if the Board has fewer than 15 members, or three members representing the employees and one member representing the employee shareholders if the Board has 15 or more members.

Pursuant to the French decree-law of October 30, 1935, the Board of Directors must also include directors appointed by the French government in proportion to the latter’s direct or indirect shareholding in France Telecom (the directors elected by the employees are not included in the total number of directors for the purpose of this calculation). These directors are appointed by ministerial order.

As of the date of the approval by the Board of Directors on March 21, 2012 of the Chairman’s Report on governance and internal control, the Board of Directors was composed of 15 members, including three directors representing the French government, three directors representing the employees and one director representing employee shareholders.

In the course of 2011, the following changes occurred in the Board’s composition:

•

on February 23, 2011, Didier Lombard tendered his resignation as Chairman and director to the Board of Directors, and the Board, on the recommendation of the Governance and Corporate Social Responsibility Committee, appointed Stéphane Richard as Chairman and Chief Executive Officer, with effect from March 1, 2011;

•

on June 7, 2011, the Shareholders’ Meeting appointed as directors Helle Kristoffersen, Muriel Pénicaud, and Jean-Michel Severino, to replace, respectively, Henri Martre, Marcel Roulet, and Jean Simonin, whose terms of office had expired.

In addition, the Shareholders’ Meeting of June 7, 2011 re-appointed Bernard Dufau as director.

In accordance with the Bylaws amended by the Shareholders’ Meeting on May 27, 2008, each new Board member is appointed for a term of four years.

The following tables list the members of the Board of Directors on the date of this document.

DIRECTORS APPOINTED BY THE SHAREHOLDERS’ MEETING

	Date appointed	Date term of office ends: Shareholders’ Meeting held to approve the annual financial statements for:
Stéphane Richard, Chairman and CEO	June 9, 2010	2013
Bernard Dufau	February 25, 2003 (1)	2014
Jose-Luis Durán	February 5, 2008 (2)	2011
Charles-Henri Filippi	February 5, 2008 (2)	2011
Claudie Haigneré	May 21, 2007	2011
Helle Kristoffersen	June 7, 2011	2014
Muriel Pénicaud	June 7, 2011	2014
Jean-Michel Severino	June 7, 2011	2014

(1)  Term of office renewed at the Shareholders’ Meetings of April 22, 2005 and June 7, 2011.

(2)  Appointment ratified by the Shareholders’ Meeting of May 27, 2008, and followed by a new vote at the same meeting in line with the new Bylaws.

DIRECTORS APPOINTED BY THE FRENCH GOVERNMENT

	Date appointed	Term ending
Pascal Faure	September 14, 2009	September 13, 2013
Jean-Dominique Comolli	September 15, 2010	September 14, 2014
Pierre Graff	December 14, 2010	December 13, 2014

DIRECTOR APPOINTED BY THE SHAREHOLDERS’ MEETING TO REPRESENT EMPLOYEE SHAREHOLDERS

	Date appointed	Term ending
Marc Maouche	June 9, 2010	June 9, 2014

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DIRECTORS ELECTED BY THE EMPLOYEES

	Date appointed	Term ending
Caroline Angeli	December 3, 2009	December 2, 2013
Ghislaine Coinaud	December 3, 2009	December 2, 2013
Daniel Guillot	December 3, 2009	December 2, 2013

A representative of the France Telecom-Orange Central Works Council attends meetings of the Board of Directors.

14.1.1.1   Independent Directors

Claudie Haigneré, Helle Kristoffersen, Muriel Pénicaud, Bernard Dufau, Jose-Luis Durán, Charles-Henri Filippi, and Jean-Michel Severino were held independent directors by the Board, representing seven of its 15 members.

This proportion is in line with the recommendation of the Afep-Medef corporate governance code, i.e. that at least one-third of the directors of controlled companies must be independent.

The composition of the Board of Directors and its committees reflects compliance with specific legal provisions relating to the stake held by the French government in France Telecom. Thus, three directors representing the French government and four employee representative directors cannot by definition meet the independence criteria set out in the Afep-Medef code. See Section 16.1 Reference to a Code of Corporate Governance.

Stéphane Richard, the Chairman and Chief Executive Officer, is not considered an independent director because of the executive functions he holds within the Group.

The annual assessment of directors’ independence was carried out by the Board of Directors, on the basis of a proposal by the Governance and Corporate Social Responsibility Committee, at its meeting of March, 21 2012. In assessing directors’ independence, the Board took into account all of the Afep-Medef code criteria. These criteria state that a director, to be considered independent, must not:

•

be an employee or a corporate officer of the Company, an employee or a director of a consolidated subsidiary of the Company, nor have served in any of these capacities during the previous five years;

•

be a director or corporate officer of a company in which France Telecom S.A., directly or indirectly, holds a position on the Board of Directors or in which Board of Directors an employee designated as such, or a person who is presently or was at any time in the previous five years a corporate officer of France Telecom S.A., serves;

•

be (nor have direct or indirect links with) a significant customer, supplier, commercial banker or a significant investment banker of the Company or of the group to which it belongs, nor be a customer, supplier, commercial banker or an investment banker for which the Company or the group to which it belongs represents a significant share of business;

•

have close family ties with a corporate officer;

•

have been an auditor of the Company within the last five years;

•

have been a director of France Telecom for more than 12 years; or

•

take part in controlling the Company as the representative of a major shareholder.

14.1.1.2   Applying the Principle of Balanced Representation between Women and Men

The Board of Directors has a total of five women among its 15 members. Apart from the directors elected from among the employees, who are not taken into account by the French Law of January 27, 2011 on the balanced representation of women and men on boards of directors and supervisory boards and gender equality at work, the Company’s Board has three women out of 12 members, which exceeds the 20% target set by the aforementioned law.

14.1.2  Corporate Officers

14.1.2.1   Chairman and Chief Executive Officer

On February 23, 2011, Stéphane Richard was appointed by the Board of Directors as Chairman and Chief Executive Officer with effect from March 1, 2011.

14.1.2.2   Chief Executive Officer Delegate

On October 26, 2011, on the recommendation of Stéphane Richard, the Board of Directors appointed Gervais Pellissier as Chief Executive Officer Delegate as from November 1, 2011. Mr. Pellissier retained his responsibilities as Executive Director in charge of Finance, Information Systems and the joint venture Everything Everywhere.

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14.1.3  Information on Directors and Corporate Officers

14.1.3.1   Biographies and Positions Held

Stéphane Richard, 50, has been Chairman and Chief Executive Officer of France Telecom since March 1, 2011. He joined the France Telecom-Orange Group in September 2009 and was appointed Deputy Chief Executive Officer with responsibility for French Operations on October 5, 2009. He became a corporate officer as Chief Executive Officer Delegate on January 1, 2010, and was appointed as Chief Executive Officer of France Telecom on March 1, 2010. Between 1992 and 2003, Stéphane Richard was deputy to the CFO of Compagnie Générale des Eaux, Chief Executive Officer of Compagnie Immobilière Phénix, and Chairman of CGIS (Compagnie Générale d’Immobilier et de Services), now Nexity. From 2003 to 2007, he was Deputy Chief Executive Officer of Veolia Environnement and CEO of Veolia Transport, and was a director of France Telecom during this period. Between 2007 and 2009, Stéphane Richard was Chief of Staff to the French Minister for the Economy, Industry, and Employment. He is a graduate of Ecole des Hautes Etudes Commerciales and Ecole Nationale d’Administration. Stéphane Richard is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•   Chairman and Chief Executive Officer of France Telecom (since March 1, 2010)

•   Director of France Telecom S.A.

•   Permanent representative of Atlas Services Belgium at Médi Telecom

•   Director of the Opéra National de Paris

•   Director of the Cinémathèque Française

•   Manager of Rieutord LLC

•   Manager of SCI (real estate company) Carré Gabriel

•   Manager of SARL (LLC) Carré Gabriel

•   Managing partner of SCI du 18 rue Philippe Hecht

•   Manager of EURL Rieutord Capital

•   Manager of EURL Ginger

•   Chief Executive Officer of France Telecom (until March 1, 2011)

•   Member of the Supervisory Board of ATEMI S.A.S. (until January 2011)

•   Chief Executive Officer Delegate of France Telecom (until March 1, 2010)

•   Chairman and Chief Executive Officer of Orange France (until June 23, 2010)

•   Chief Executive Officer of Veolia Transport

•   Deputy Chief Executive Officer of Veolia Environnement

•   Member of the Supervisory Board of LBO France

•   Director of Nexity

•   Director of UGC

•   Director of Sofired

Gervais Pellissier, 51, was appointed Chief Executive Officer Delegate of France Telecom on November 1, 2011. He joined the France Telecom-Orange Group in October 2005 to supervise the integration of its business units in Spain and advise on geographical integration within the Group. In January 2006, he was appointed as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain, and in March 2009, he became Deputy Chief Executive Officer of France Telecom, in charge of finance and information systems. After the Group’s Executive Committee was formed in early April 2010, Gervais Pellissier continued in his role as Deputy Chief Executive Officer of France Telecom, with responsibility for Finance and Information Systems. He was also in charge of the joint venture with T-Mobile in the UK. He retained all his pre-existing responsibilities when he became Chief Executive Officer Delegate. Gervais Pellissier joined Bull in 1983, and held a range of responsibilities in the areas of Finance and Management Control, in France, Africa, South America, and Eastern Europe. In 1994 Bull appointed him Finance Director of the Services and Systems Integration Division, then of the Outsourcing Division, then Director of Management Control, and in 1998, Chief Financial Officer. Between April 2004 and February 2005, he was Deputy Chairman of the Board of Directors and Chief Executive Officer Delegate of Bull. From February 2005 to mid-2008, he was Vice-Chairman of the Board of Directors of Bull. A graduate of HEC, Berkeley, and the University of Cologne, Gervais Pellissier is a Knight of the French Legion of Honor. Gervais Pellissier is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•   Deputy Chief Executive Officer of France Telecom (since November 1, 2011)

•   Director of Everything Everywhere Ltd

•   Director of FT España SA

•   Director of Médi Telecom S.A.

•   Director of Sonaecom SGPS

•   Director of Studio 37 S.A.

•   Member of the Supervisory Board of Voyages FRAM

•   Director of Mobistar S.A. (until May 4, 2011)

•   Director of Network Related Services (until April 18, 2008)

•   Vice-Chairman of the Board of Directors of Bull S.A. (until July 10, 2007)

•   Director of Fundacion FT (España) (until April 13, 2007)

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Caroline Angeli, 54, is head of corporate networks in a customer services center at Paris Bercy, having been the central labor delegate for the SUD trade union federation. She joined France Telecom in 1988 as a line works manager. Caroline Angeli is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom	• Nil

Ghislaine Coinaud, 56, works for the Support Department. Until December 2009, she was deputy central labor delegate for the CGT labor union. She was previously a member of that union’s federal management Board. From 1995 to 2005, Ghislaine Coinaud was a member of the Conseil Supérieur de la Fonction Publique. She joined France Telecom in 1977 as facilities operating agent at the main operating center in La Courneuve. Ghislaine Coinaud is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom	• Nil

Jean-Dominique Comolli, 63, has been Commissioner for State Holdings and Director General of French Government Shareholding Agency (APE) since September 15, 2010. After having been Administrateur civil at the French Budget Directorate from 1977, then a Technical Advisor to the cabinet of the Minister Delegate for Budget Affairs, he was, in 1983, appointed Project Manager at, then Technical Advisor to, the French Prime Minister’s office, in charge of budgetary matters. From 1986, he served as Assistant Director of the Budget Department, then in May 1988, he was appointed Deputy Chief of Staff for the Minister of the Economy, Finance and Budget, and lastly, in July 1988, he became Chief of Staff for the Minister Delegate for Budget. In September 1989, Jean-Dominique Comolli was appointed Director General of Customs and Excise in the Ministry of Budget, then, in December 1993, Chairman and CEO of SEITA, which was privatized in February 1995. From December 1999 to June 2005, he was Co-Chairman of ALTADIS, before serving as Chairman of the Board of Directors of Altadis and SEITA from June 29, 2005. From July 2008 to September 14, 2010, he was also Vice-Chairman of Imperial Tobacco’s Board of Directors. He is also a Director of Air France-KLM, AREVA, EDF, Fonds Stratégique d’Investissement (FSI), SNCF, and the Etablissement public de l’Opéra Comique. Jean-Dominique Comolli is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•   Director of France Telecom

•   Director of Air France-KLM

•   Director of EDF

•   Director of the Fonds Stratégique d’Investissement

•   Director of SNCF

•   Director of the Etablissement public de l’Opéra Comique

•   Member of the Supervisory Board of AREVA

•   Commissaire aux participations de l’Etat
(Commissioner of State Holdings) – French Ministry of the Economy, Industry and Employment

•   Vice-Chairman of Imperial Tobacco (until September 8, 2010)

•   Chairman of Altadis (until August 27, 2010)

•   Chairman of the SEITA (until September 14, 2010)

•   Chairman of the Supervisory Board of Altadis Morocco (until September 14, 2010)

•   Director of Credit Agricole Corporate & Investment Bank (ex-Calyon) (until August 24, 2010)

•   Director and member of the Audit Committee of Casino (until September 3, 2010)

•   Director, Chairman of the Appointments Committee and Chairman of the Remuneration Committee of Pernod Ricard (until September 1, 2010)

•   Director of Logista (until October 28, 2008)

•   Director of Aldeasa (until April 14, 2008)

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Bernard Dufau, 70, joined IBM France as an engineer in 1966, then, until 1981, worked in various marketing and sales management positions in Paris and around France. After working as a consultant for IBM Corporation in the United States from 1981 to 1983, then as Sales Director (1983-1988) and General Manager in charge of Operations (1988-1993) for IBM France, in 1994 he became General Manager in charge of Retail for IBM Europe. From January 1, 1995 to April 1, 2001, Bernard Dufau was Chairman and CEO of IBM France. From July 2001 to December 2005, he worked as a corporate strategy consultant. He is also a director at Dassault Systèmes and Kesa Electricals. A graduate of the Ecole supérieure d’électricité (“Supelec”), Bernard Dufau was formerly Chairman of the Amicale des ingénieurs Supelec (engineers’ alumni association). Bernard Dufau is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom • Director of Dassault Systèmes • Director of KESA Electricals	• Director of Team Partners Group • Director of Néo Sécurité (until December 2011)

Jose-Luis Durán, 47, is Chairman of the Management Board of Devanlay. He began his career in 1987 at Arthur Andersen, after studying economics. He joined Pryca (a subsidiary of Carrefour) in 1991, where he held successive positions as management controller (1991-1994), management controller of Southern Europe (1994-1996), then management controller of North & South America until 1997. After his term as Chief Financial Officer of Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed General Manager for Finance, Management, Organization and Systems with Carrefour, joining the Group’s Executive Committee. He was Chief Executive Officer of the Carrefour group and Chairman of the Management Board from 2005 to 2008. Jose-Luis Durán is a Spanish national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom • Director of Unibail-Rodamco (since April 2011) • Chairman of the Management Board of Devanlay	• Chairman of the Management Board and Chief Executive Officer of the Carrefour group • Director of Cyberact (until February 1, 2011) • Director of HSBC Holding Plc (until May 2010)

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Pascal Faure, 49, has been Vice-Chairman of France’s High Council for the Economy, Industry, Energy and Technology (CGIET), which was formed from the merger of the High Council for Mines and the High Council for Information Technology, since February 2009. Pascal Faure started his career in R&D at Bell Laboratories (United States), at Apple Computer then at the Centre National d’Etudes des Télécommunications (France Telecom/CNET) as a project manager in secure communications and cryptology. From 1992 to 1995, he worked for the Ministry of Budget on government information technology policy credits. He was then appointed Technical Advisor in charge of budgetary issues, tax affairs, employment and regional development for the Ministry of Tourism, then for the Ministry of Regional Development, Urbanism and Integration. From 1997 to 2001, Pascal Faure served as Director of Development and Financial Affairs and as Deputy General Administrator of the Institut Telecom. He was then appointed Deputy Technical Director for the Defense Ministry. At the same time, he held the office of Chairman of the Association des Ingénieurs des Télécommunications (French Association of Telecommunications Engineers) from 2001 to 2006. In 2007, Pascal Faure was appointed Vice-Chairman of the Conseil général des technologies de l’information (France’s High Council for Information Technology). Pascal Faure is an Ingénieur Général des Mines. He holds a degree from the Ecole Polytechnique (X83) and the Ecole Nationale Supérieure des Télécommunications de Paris (88). Pascal Faure is a Knight of the French Legion of Honor, an Officer of the French Order of Merit, an Officer of the Order of Academic Palms and a Knight of the Order of Arts and Letters. Pascal Faure is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•   Director of France Telecom

•   Director of the Institut TELECOM

•   Director of the Ecole Normale Supérieure, Paris

•   Director of La Poste

•   Director of La Française des Jeux

•   Director of the Ecole Polytechnique

•   Director of Mines Paris Tech (Ecole des Mines de Paris)

•   Vice-Chairman of the French High Council for the Economy, Industry, Energy and Technology

•   Member of the Executive Committee of Fondation Telecom

• Chairman of the Institut TELECOM Board of Directors

Charles-Henri Filippi, 59, is Chairman of Citigroup France since January 1, 2011. He is also founder and Chairman of asset management companies Octagones and Alfina (2008). He joined Crédit Commercial de France (CCF) in 1987 after several years in French government service and in ministerial offices. He became Chief Executive Officer of CCF France in 1998, and was then appointed to the Senior Management of HSBC in 2001, in charge of the Group’s Corporate and Institutional Banking business. He became Chairman and Chief Executive Officer of HSBC France in March 2004, then Non-Executive Chairman from August 2007 to December 31, 2008. He was also Senior Advisor at CVC Capital Partners France until December 31, 2010 and a Partner at Weinberg Capital Partners until December 31, 2011. Charles-Henri Filippi is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•   Director of France Telecom

•   Director of EURIS

•   Director of L’Oréal

•   Director of the Centre National d’Art et de Culture Georges Pompidou

•   Director of PIASA

•   Director of ADIE

•   Chairman of Citigroup France (since January 1, 2011)

•   Chairman of Octagones SAS

•   Chairman of ALFINA SAS

•   Member of the Supervisory Board of Femu Qui

•   Member of the Supervisory Board of Viveris REIM (since February 25, 2011)

•   Non-voting member of Nexity’s Board

•   Partner at Weinberg Capital Partners (until December 31, 2011)

•   Senior Advisor of CVC Capital Partners France

•   Chairman of HSBC France

•   Chairman and Chief Executive Officer of HSBC France

•   Chairman of the HSBC Private Bank France Supervisory Board

•   Director of HSBC Asset Management Holding

•   Director of HSBC Bank plc

•   Director of HSBC Private Banking Holdings Switzerland

•   Director of HSBC Trinkaus & Burkhardt AG

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Pierre Graff, 64, has been Chairman and Chief Executive of the company Aéroports de Paris since July 2005, and was previously Chairman of the Etablissement public Aéroports de Paris from September 2003. After holding various positions in government bodies in charge of public works at local level (Directions Départementales de l’Equipement-DDE), Pierre Graff served as a technical advisor overseeing the highways, road safety and transport policy for the cabinet of the Minister of Infrastructure, Housing, Regional Development and Transport (1986-1987), Director of road safety and traffic, interministerial representative for road safety (1987-1990), then regional director in charge of infrastructure for Essonne (1990-1993), Deputy Chief of staff for the Minister for Infrastructure, Transport and Tourism (1993-1995), Director General of Civil Aviation (1995-2002), then Chief of Staff for the Minister for Infrastructure, Transport, Housing, Tourism and the Sea (June 2002 to September 2003). He is also a member of the Supervisory Board of NV Luchthaven Schiphol, Deputy Chairman of the French National Tourism Board’s European and International Affairs section, a director representing the French government in the Paris public transport authority (Régie Autonome des Transports Parisiens-RATP) and a director of Medef (Mouvement des Entreprises de France) Paris. He is a graduate of the Ecole Polytechnique and an Ingénieur Général des Ponts et Chaussées. Pierre Graff is a Commander of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•   Director of France Telecom

•   Director, representing the French government, of the RATP

•   Director of the Medef-Paris

•   Chairman and Chief Executive Officer of Aéroports de Paris

•   Deputy Chairman of the French National Tourism Board’s European and International Affairs section

•   Member of the Supervisory Board of NV Luchthaven Schiphol

•   Director, representing the French government, of GDF SUEZ
(from July 2008 to December 2010)

•   Member of the French Economic, Social and Environmental Council
(from September 2004 to September 2010)

•   Director, representing the French government, of SOGEADE Gérance SAS
(a subsidiary of SOGEPA) (from March 2007 to June 2010)

•   Director, representing the French government, of SOGEPA SA
(from January 2007 to January 2010)

•   Member of the Comité national des secteurs d’activités d’importance vitale
(French National Committee for Sectors of Activity of Vital Importance)
(from October 2006 to December 2009)

•   Director, representing the French government, of GDF SUEZ

Daniel Guillot, 55, is Director of Relations with the Ain département local authority, at the Lyon Regional Division. He joined France Telecom in 1977 as telecommunications and postal controller. In 1986, Daniel Guillot became an Attaché at the Ministry of Telecommunications, Postal Services and Space, before becoming Chief Inspector in 1993. He held labor union responsibilities at the CFDT Culture Consulting Communication Federation since its foundation in 2005 as head of management staff and international affairs and finally, since 2007, as central labor representative in charge of the Orange FT Group. Until 2009, Daniel Guillot had a seat on the worldwide union UNI Télécom’s global Commitee and chaired the European Telecommunications Social Dialogue Committee jointly with the employer representative. Daniel Guillot is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom	• Nil

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Claudie Haigneré, 54, has chaired Universcience (a public institution created by the partnership between the Palais de la découverte and the Cité des sciences et de l’industrie) since February 2010. A doctor by training, she is rheumatologist and specialist in aeronautical medicine. She holds a doctorate in sciences and was an astronaut with the French space agency CNES, then with the ESA, flying a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. She was appointed Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. From 2005 to 2009, she was an advisor to the Director General of the ESA (European Space Agency) on European space policy. Claudie Haigneré also lends her support to several health associations: maisons des parents (homes for parents of hospitalized children), the Alliance des Maladies Rares (Rare Illness Alliance) with Fondation Groupama and the Kourir Association for children suffering from juvenile rheumatoid arthritis. She is also a sponsor of the Courtin-Arthritis foundation. Claudie Haigneré is also a Director of Fondation C-Génial, the Académie des Technologies, Fondation de France, L’Oréal’s corporate foundation, ENS Paris and PRES Hesam. She is a member of the Académie des Technologies, the Académie des Sports and of the Académie des Sciences et Technologies (Belgium) and of the International Academy of Astronautics (IAA). In 2006, she was awarded the Louise Weiss Prize for her European activities. Furthermore she is a sponsor of the Cité de l’Espace in Toulouse, the Institut de Myologie of Pitié-Salpétrière hospital set up by the Association Française contre les Myopathies (AFM), and of many schools and student graduate classes. Claudie Haigneré is a Grand Officer of the French Legion of Honor. She is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•   Director of France Telecom

•   Director of Sanofi-Aventis

•   Director of the Ecole Normale Supérieure, Paris

•   Director of PRES Hesam (since March 8, 2011)

•   Director of Fondation L’Oréal

•   Director of Fondation de France

•   Chairperson of Universcience

• Director of Universcience • Director and Chairman of the Cité des sciences et de l’industrie • Chairman of the Board of the Palais de la Découverte

Helle Kristoffersen, 47, was appointed Director of Strategy and Economic Intelligence of the Total group in January 2012, having been Deputy Director from January to December 2011. From 1994 onwards, she mainly worked for the Alcatel group (now Alcatel Lucent). After holding a number of positions within this group, she was Vice-President, Group Strategy between 2005 and 2008, and Senior Vice-President, Solutions and Marketing, Vertical Markets, between January 2009 and December 2010. Helle Kristoffersen is a graduate of the Ecole Normale Supérieure and ENSAE. She is a Knight of the French Legion of Honor. Born in Denmark, Helle Kristoffersen is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom S.A. (since June 7, 2011) • Director of Valeo	• Nil

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Marc Maouche, 47, has been Director of Relations with the Seine-Saint-Denis local authorities since June 2010. He has more than 25 years’ experience with France Telecom. Until April 2011 he chaired the Supervisory Boards of the company mutual funds (FCPE) “France Telecom Actions” and “Orange Success”. In addition to his national and European trade union commitment in the world of telecommunications, Marc Maouche has been a member of the Conseil Supérieur de la Participation and is Vice-Chairman of Aftas (Association France Telecom des Actionnaires Salariés – France Telecom Employee Shareholders’ Association) since its creation in 1996. He is also a member of the Institut Français des Administrateurs (French Institute of Directors), and successfully completed its certification process in 2011. He joined the national organization of ACSED (France Telecom’s senior management association) in November 2011. Marc Maouche is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom S.A. • Vice-Chairman of Aftas • Member of the national organization of ACSED (since November 2011)

•   Joint manager of the SCI (real estate investment trust)
La vie à défendre (until October 1, 2010)

•   Chairman of the Supervisory Boards of the company mutual funds (FCPE), France Telecom Actions and Orange Success

Muriel Pénicaud, 57, has been Group Director of Human Resources and a member of the Executive Committee at Danone since 2008. She also has responsibility for CSR innovation and chairs the Board of Directors of the Danone Ecosystem Fund. Muriel Pénicaud began her career in 1976 as a local government administrator, before establishing and heading up two organizations. In 1985, she joined the French Employment and Training Ministry and held a number of positions in management and in the Minister‘s office, and was also an advisor to the Minister. After working in international human resources management at Danone from 1993 to 2002, from 2002 to 2008 she was Deputy Chief Executive Officer at Dassault Systèmes, in charge of organization, human resources and sustainable development, and was also a member of the Executive Committee. In addition, she also carried out a number of general interest roles, including as Chair of the Board of Directors of the l’Institut National du Travail, de l’Emploi et de la Formation Professionnelle. Muriel Pénicaud is co-author of the “Well-Being and Efficiency at Work” report (2010) for the Prime Minister, and is co-founder and Vice-Chairman of the Web TV platform Droit et Management des Affaires (Law and Business Administration). She is a graduate in psychology, history and education sciences as well as from INSEAD. She is a Knight of the French Legion of Honor. Muriel Pénicaud is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•   Director of France Telecom S.A. (since June 7, 2011)

•   Chair of the Board of Directors of the Danone Ecosystem Fund

•   Vice-Chairman of the Web TV platform Droit et Management des Affaires

•   Honorary Chair of ADAGE (French Association of Business Law and Corporate Management)

• Chair of the Board of Directors of the National Labor, Employment and Professional Training Institute (INTEFP) • Member of the High Council for Social Dialogue

Jean-Michel Severino, 54, is Director of Investisseur et Partenaire Conseil, an asset management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was CEO of the French International Development Agency (AFD), and was previously Vice-President of the World Bank for Asia. He is an Inspector General at the French Finance Ministry, and a graduate of Ecole Nationale d’Administration. Jean-Michel Severino is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom S.A. (since June 7, 2011) • Director of Danone (since April 28, 2011) • Director of Investisseur et Partenaire Conseil	• Director of the EIB (until January 17, 2011) • Chief Executive Officer of the French International Development Agency (AFD) • Chairman of Proparco • Vice-President of the World Bank for Asia

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Offices Held by Directors whose Terms of Office Have Ended since January 1, 2011

Didier Lombard (term of office ended on March 1, 2011)

Positions held in 2011
• Chairman of the France Telecom Board of Directors • Chairman of the STMicroelectronics N.V. Supervisory Board • Director of Thales • Director of Technicolor • Member of Radiall’s Supervisory Board

Henri Martre (term of office ended on June 7, 2011)

Positions held in 2011

•   Director of France Telecom

•   Director of Sogepa

•   Chairman of the Supervisory Board of ESL

•   Vice-Chairman of the Supervisory Board of KLM

•   Member of the Board of Directors of Sofradir

•   Member of the Banque de France Consultative Committee

•   Manager of SOCOGIT SARL

Marcel Roulet (term of office ended on June 7, 2011)

Positions held in 2011
• Director of France Telecom • Business consultant • Director of HSBC France • Chairman of the Supervisory Board of GIMAR Finance SCA • Non-voting observer on the Eurazeo Supervisory Board

Jean Simonin (term of office ended on June 7, 2011)

Positions held in 2011
• Director of France Telecom

The business address of all the directors and officers, in relation to their positions, is that of France Telecom S.A.’s registered office (see Section 5.1.4 Registered office, legal form and applicable law).

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14.1.3.2   Information on Company Shares Held by Directors and Corporate Officers

14.1.3.2.1   Number of Shares Held by Directors and Corporate Officers

The Shareholders’ Meeting of May 26, 2009 set at 1,000 the minimum number of shares to be held by each director appointed by the Shareholders’ Meeting, except the director representing employee shareholders, who is exempt in accordance with the law. Directors representing the French government and directors elected by employees are not required to hold any shares in the Company.

The following information was known to the Company as of the date of this Registration Document:

		Number of shares
• Directors appointed by the Shareholders’ Meeting	Stéphane Richard	57,959
	Bernard Dufau	6,692
	Jose-Luis Durán	1,010
	Charles-Henri Filippi	10,001
	Claudie Haigneré	1,000
	Helle Kristoffersen	1,700
	Muriel Pénicaud	2,000
	Jean-Michel Severino	1,000
• Directors appointed by the French government	Jean-Dominique Comolli	0
	Pascal Faure	0
	Pierre Graff	30
• Directors elected by the employees	Caroline Angeli	21
	Ghislaine Coinaud	80
	Daniel Guillot	311
• Director appointed by the Shareholders’ Meeting to represent employee shareholders	Marc Maouche	2,377
• Chief Executive Officer Delegate	Gervais Pellissier	20,584

14.1.3.2.2   Company Share Transactions by Directors and Corporate Officers

The following table, drawn up in accordance with the provisions of Article 223-26 of the Autorité des Marchés Financiers’s General Regulations, details the transactions involving France Telecom shares carried out during the 2011 financial year by the persons specified in Article L. 621-18-2 of the French Monetary and Financial Code and declared to the AMF. No transactions have been declared since the end of 2011.

Name of director/officer	Financial instrument	Type of transaction	Date of transaction	Unit price	Total amount
Stéphane Richard	Shares	Purchase	3/16/2011	14.8804	74,402 €

In addition, prior to their appointment by the Shareholders’ Meeting of June 7, 2011, Helle Kristoffersen, Muriel Pénicaud and Jean-Michel Severino purchased 1,700, 2,000 and 1,000 shares of the Company, respectively.

14.1.3.2.3   Restrictions Regarding the Sale of Shares by Directors and Corporate Officers

Directors and corporate officers holding shares under the France Telecom-Orange Group’s company savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules applicable to investments in the savings plan under the provisions governing company savings plans.

Moreover, Article 14 of the Board of Directors’ Internal Guidelines prevents members from engaging in any transactions relating to the securities of the listed companies of the Group in the periods preceding the publication of results, and more generally, if they have knowledge of confidential information, as well as from directly or indirectly engaging in short sales with respect to such securities.

To the Company’s knowledge, none of the Company’s directors or officers has agreed any other restriction to his or her freedom to dispose without delay of his or her holding in the Company.

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14.1.3.3   Other Information

14.1.3.3.1   Court Rulings and Bankruptcy

To the Company’s knowledge, in the past five years:

•

no director or corporate officer has been found guilty of fraud;

•

no director or corporate officer has been associated with a bankruptcy, receivership or liquidation;

•

no director or corporate officer has been publicly and officially incriminated or punished by any statutory or regulatory authority; and

•

no director or corporate officer has been disqualified by a court from acting as a member of an administrative, management or Supervisory Board of an issuer or from acting in the management or conduct of the affairs of any issuer.

14.1.3.3.2   Family Ties

To the Company’s knowledge, there are no family ties between the Company’s directors or officers nor between any director or officer and any member of the Executive Committee.

14.1.3.3.3   Conflicts of Interest

Pursuant to Article 14 of the Board of Directors’ Internal Guidelines (see Section 16.2.1), Board members must inform the Chairman of the Board of any situation concerning them that is likely to lead to a conflict of interest with one of the Group’s companies.

To the Company’s knowledge and on the date of this Registration Document, there is no potential conflict of interest between the duties of the directors or corporate officers with respect to France Telecom and their private interests or other duties.

To the Company’s knowledge, there is no arrangement or agreement in place with a major shareholder, customer, supplier or any other party pursuant to which a director or corporate officer was appointed a member of the Board of Directors or a member of senior management, respectively.

14.2   EXECUTIVE COMMITTEE

14.2.1  Composition of the Executive Committee

In addition to the appointment by the Board of Directors of Gervais Pellissier to the role of CEO Delegate (see Section 14.1.2.2), Stéphane Richard appointed three new Deputy CEOs as of November 1, 2011:

•

Delphine Ernotte Cunci, in charge of Orange France;

•

Pierre Louette, in charge of the General Secretariat, the France Operators Division and Group Purchasing;

•

Bruno Mettling, in charge of Group Human Resources.

France Telecom now has four Deputy CEOs, including Jean-Philippe Vanot.

Additionally, Olaf Swantee was appointed CEO of Everything Everywhere as of September 1, 2011. He was replaced as Senior Executive Vice-President Europe by Benoit Scheen.

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On the date this document was published the members of the Executive Committee were as follows:

Stéphane Richard	Chairman and Chief Executive Officer
Gervais Pellissier	Chief Executive Officer Delegate Group Finance, Information Systems, Everything Everywhere
Delphine Ernotte Cunci	Deputy Chief Executive Officer Orange France
Pierre Louette	Deputy Chief Executive Officer Group General Secretary, France Carriers Division and Group Sourcing and Supply Chain
Bruno Mettling	Deputy Chief Executive Officer Group Human Resources
Jean-Philippe Vanot	Deputy Chief Executive Officer Quality, Corporate Social Responsibility
Christine Albanel	Senior Executive Vice-President Communication, Sponsoring, Content Strategy
Vivek Badrinath	Senior Executive Vice-President Enterprise Communications Services
Thierry Bonhomme	Senior Executive Vice-President Networks & Carriers, Research & Development
Jean-Paul Cottet	Senior Executive Vice-President Marketing & Innovation
Elie Girard	Senior Executive Vice-President Group Strategy & Development
Marc Rennard	Senior Executive Vice-President Operations in Africa, the Middle East and Asia (AMEA)
Benoit Scheen	Senior Executive Vice-President Operations in Europe (excl. France)

The biographies of Stéphane Richard and Gervais Pellissier are presented in Section 14.1.3 Information on Directors and Corporate Officers.

Delphine Ernotte Cunci, 45, is a graduate of the Ecole Centrale Paris. She started her career with France Telecom as Financial Analyst and then as Economics Engineer within the R&D Department. She then worked in distribution as Retail Director of the Paris stores and CEO of the SDR subsidiary from 2000 to 2004. In 2004, she was appointed Regional Director for Centre Val de Loire. In July 2006, Delphine Ernotte Cunci became Director of Sales Communication and Sponsorship for France. In May 2008, she was promoted to Sales Director France and in July 2009 she assumed the role of Consumer Director France. Appointed Deputy Executive Vice-President, Operations France, on April 6, 2010, she was given full operational responsibility by Stéphane Richard for Orange France from March 1, 2011. On November 1, 2011, she was appointed Group Deputy CEO.

Pierre Louette, 49, holds a degree in law and is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration. As Technical Advisor on Communication, Youth and Sport in the Prime Minister’s office between 1993 and 1995, he was particularly involved in developing new communications networks. He then became General Secretary and Communications Director for France Télévisions. He has been involved in developing the Internet in France since 1996, in particular as Head of Connectworld, the leader in online communication, and then as Director of Europatweb, an investment fund launched by Bernard Arnault. Pierre Louette was CEO of Agence France-Presse from 2003 to 2005, followed by Chairman and CEO from 2005 to 2010. He joined France Telecom in April 2010 as Senior Executive Vice-President in charge of the General Secretariat and the France Operators Division. In July 2011 his role was extended to cover Group Purchasing. Pierre Louette represents the France Telecom-Orange Group on the Board of Directors of TP S.A. in Poland and Dailymotion. Since April 2011 he has been a member of the Conseil National du Numérique (National Digital Council). He is also in charge of the operational efficiency program, Chrysalid. In October 2011, Pierre Louette was appointed Chairman of Buyin, the joint purchasing venture created by France Telecom-Orange and Deutsche Telekom. On November 1, 2011, he was appointed Group Deputy CEO. Pierre Louette is Master Counsel to the Court of Auditors and a Knight of the French Legion of Honor.

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Bruno Mettling, 53, has a degree from the Institut d’Etudes Politiques and from the Aix-en-Provence law school. He began his career at the Budget Department of the Ministry of Finance. He then held a succession of financial posts at the Ministry of Labor, Social Affairs and Employment in 1988; Deputy Vice-President at the Ministry of Infrastructure, Housing, Transport and the Sea from 1988 to 1990; and Deputy Vice-President at the Ministry of Urbanism from 1990 to 1991. After working at the Finance Inspectorate in 1991, he joined the Ministry of the Economy and Finance. Bruno Mettling was then appointed Financial Controller and Deputy Vice-President Finance for La Poste Group. In October 1999 he joined Caisse Nationale des Caisses d’Epargne, where he reformed its Human Resources Department, before being given responsibility for sales development and then the Company’s strategic plan. He was then invited to join the Banque Populaire Group as Executive Vice-President, Banque Fédérale des Banques Populaires. On July 1, 2006, he was promoted to Deputy CEO. In April 2010, Bruno Mettling was appointed Senior Executive Vice-President with special mandate to the CEO, in charge of Labor, Skills and Orange Campus, followed by Group Human Resources Director in October 2010. On November 1, 2011, he was appointed Group Deputy CEO.

Jean-Philippe Vanot, 60, is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications (ENST). He spent most of his professional career in the technical, sales and operations areas since he joined the Group in 1977. He was Executive Vice-President in charge of Marketing and Innovation, and was appointed Deputy CEO in charge of Quality and Corporate Social Responsibility in March 2010. He chairs a “Quality Committee” that reports to the Executive Committee and brings together all functions related to service reliability and customer relations within the Group. Mr. Vanot also chairs the Group Ethics Committee.

Christine Albanel, 56, has a degree in modern literature. Speechwriter for Jacques Chirac for many years, including authoring the famous Vel d’Hiv speech, she was Advisor to the French President on Education and Culture before joining the French State Council. Appointed Chairperson of the Etablissement Public de Versailles in July 2003, she was Minister of Culture and Communications from May 2007 to June 2009. Once this portfolio was handed to Frédéric Mitterrand, she turned down a government appointment at the Villa Medici, preferring the France Telecom-Orange Group. Since joining the Group in 2010, Ms. Albanel has been Senior Executive Vice-President in charge of Communication, Sponsorship and Content Strategy.

Vivek Badrinath, 42, is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications (ENST). He has 20 years’ experience in Information and Communication Technologies (ICT) and launched his career at the Ministry of Industry. He joined the Group in 1996, taking up a technical position in the Long-Distance Networks Division before moving to Thomson India in 2000 as Chief Executive Officer. He returned to the Group in 2004 as Technical Director of mobile businesses and was made Director of the Networks and Carriers Division on 2009. Since April 2010, he has been Senior Executive Vice-President in charge of Orange Business Services & Enterprise business.

Thierry Bonhomme, 55, is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications (ENST). He is in charge of the Networks and Carriers Division, and the Group’s Research and Development Department. His previous positions in the Group include serving as Director of Technical Operations for Paris North, Regional Director in Grenoble then in Marseille, before becoming Director of Distribution for the corporate market. He was also director of Idate from 1988 to 1990.

Jean-Paul Cottet, 57, is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications (ENST). Since joining the Group in 1981, he has held a wide range of positions in sales and marketing, and as Head of the Shareholder Relations Department during the France Telecom IPO in 1996. After a period spent as Regional Director for Paris, he was appointed Director of Communications and External Relations in 2002. Between 2003 and 2008 Mr. Cottet was successively Director of Information Systems and the International Department, then Director of Intervention and of the France Networks deployment, and finally Director of the France Enterprise Market. Jean-Paul Cottet has been a member of the Group Executive Committee since April 1, 2010, in charge of marketing and innovation. He represents the France Telecom-Orange Group on the GSMA, the global association of mobile operators.

Elie Girard, 33, is a graduate of the Ecole Centrale de Paris and of Harvard University. He began his career as auditor at Arthur Andersen, before joining the Ministry of the Economy, Finance and Industry in the Treasury Department. Between 2004 and 2007, Mr. Girard worked primarily for the Offices of Thierry Breton, the Minister for the Economy, Finance and Industry, and of Jean-François Copé, the Deputy Minister for Budget and Government Reform, who was the government’s spokesperson. He joined the France Telecom-Orange Group in 2007 and was appointed Private Secretary to Didier Lombard, the Chairman and Chief Executive Officer. On March 1, 2010, when Stéphane Richard was appointed Group Chief Executive Officer, Mr. Girard was appointed as his Private Secretary. In that capacity, he was responsible for developing the Group “Conquests 2015” project, which was presented in early July 2010. Since September 1, 2010, he has been Senior Executive Vice-President in charge of Group Strategy and Development. Elie Girard is also a Member of the Board of Directors of Sofrecom, GlobeCast and Studio 37.

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Marc Rennard, 55, is a graduate of the Ecole de Management in Lyon. He was head of a consulting company before spending several years as director of Société des Montagnes de l’Arc (Groupe Caisse des Dépôts) and then joining TDF as Deputy CEO. He joined France Telecom-Orange in 2003 as Chairman of one of its subsidiaries in Madrid. In 2004 he became Director of International Operations before being appointed to International Executive Vice-President in charge of AMEA (Africa, Middle East and Asia) in 2006. He joined the Group Executive Committee in 2010. Marc Rennard is Chairman or director of several of the Group’s international subsidiaries, in particular Mobinil, Sonatel, Jordan Telecom, Côte d’Ivoire Télécom and Orange Côte d’Ivoire. He is a Knight of the French Legion of Honor.

Benoit Scheen, 45, has a Master’s in information technology and a degree in economics and social sciences from the University of Namur. He has been Executive Vice-President Europe (excluding France) since September 1, 2011. Prior to this, he was CEO of Mobistar Belgium from 2008 to 2011, and also carried out a number of management roles at IBM, Compaq and HP.

14.2.2  Shareholdings and Stock Options

On the date of this document, to the Company’s knowledge, the members of France Telecom’s Executive Committee, including Stéphane Richard and Gervais Pellissier, owned a total of 122,409 France Telecom shares, representing about 0.005% of the share capital.

As of the date of this document, the members of the Executive Committee held a total of 466,010 stock options representing 0.02% of the share capital, which they were granted by the Board of Directors, of which 215,710 stock options were granted under the October 2005 and March 2006 plans, and 250,300 were granted under the May 2007 plan (see Section 17.2.4 Compensation).

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15  compensation and benefits paid to directors, corporate officers and senior management

15.1 RULES FOR DETERMINING THE COMPENSATION OF DIRECTORS AND CORPORATE OFFICERS

312

15.1.1  Principles and Rules for Determining Attendance Fees

312

15.1.2  Rules for Determining the Compensation of Corporate Officers

312

15.2 COMPENSATION PAID TO DIRECTORS AND CORPORATE OFFICERS

314

15.2.1  Compensation Paid to corporate officers

314

15.2.2  Attendance Fees Granted to Directors

317

15.2.3  Other Compensation Paid to Directors Representing Employees

317

15.3 EXECUTIVE COMMITTEE COMPENSATION IN 2011

318

15.4 PROVISIONS FOR PENSIONS, RETIREMENT, AND OTHER BENEFITS

318

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15.1   RULES FOR DETERMINING THE COMPENSATION OF DIRECTORS AND CORPORATE OFFICERS

The Company refers to the Afep-Medef corporate governance code for listed companies as a general baseline, in particular for compensation matters.

15.1.1  Principles and Rules for Determining Attendance Fees

In accordance with the law, the maximum amount of attendance fees that can be paid annually to directors is set by the Annual Shareholders’ Meeting. The resolution approved remains valid until a new resolution is adopted. The Annual Shareholders’ Meeting of May 27, 2008 set this sum at 600,000 euros.

Within this limit, and on a proposal from the Governance and Corporate Social Responsibility Committee, the Board of Directors decides at the start of each year on the amount of attendance fees that it will allot to its members for the past year and their allocation rules.

Since 2006, the directors have received a fixed amount annually, which is now set at 10,000 euros, and a variable amount based on their attendance at Board and Board’s committees meetings and on the functions that they perform within the committees.

Attendance fees paid to directors representing the French government are paid to the French Treasury. In addition, the directors elected by the employees have requested that their attendance fees be paid to their trade union.

Directors receive no other compensation besides attendance fees, with the exception of the Chairman and Chief Executive Officer and the directors representing the employees and employee shareholders (who themselves are employees).

In addition, there is no contract tying a Member of the Board of Directors to France Telecom S.A. or to any of its subsidiaries that would provide for conferring any benefit whatsoever to this director at the end of his term.

15.1.2  Rules for Determining the Compensation of Corporate Officers

The compensation of the Chairman and Chief Executive Officer, and of the Chief Executive Officer Delegate, is set by the Board of Directors on the basis of a proposal by the Governance and Corporate Social Responsibility Committee.

15.1.2.1   Chairman and Chief Executive Officer’s Compensation

The Board of Directors, at its meeting on February 23, 2011, when it appointed Stéphane Richard as Chairman and Chief Executive Officer, decided, at his request, to maintain his compensation at the same level as that received when he was Chief Executive Officer.

Fixed Compensation

The annual fixed portion of Stéphane Richard’s compensation is 900,000 euros.

Variable Compensation

The calculation of the half-yearly variable portion of the Chairman and Chief Executive Officer’s compensation is based on a weighted average of four indicators that focus on the Group’s growth, profitability, service quality, and CSR performance.These indicators are: revenue growth rate on a comparable basis (20%), organic cash flow (see Financial glossary appendix) (30%), an indicator linked to the quality of service delivered to the Group’s customers (20%), and a composite indicator of CSR performance (30%). The latter indicator reflects improvement measured by five human resources-related management indicators (50%) and five CSR categories measured by semi-annual surveys (50%).

In the second half of 2011, organic cash flow was replaced by restated EBITDA minus Capex, (see Section 9.1.5.4 Financial Aggregates not Defined by IFRS and Financial glossary appendix), which became the main management indicator used to assess the performance of the Group’s Executive Directors and senior managers of operating segments. The other indicators and their weighting in the calculation of the variable portion of the Chairman and Chief Executive’s compensation remain unchanged.

If these objectives are reached, Stéphane Richard may receive a variable portion equal to two-thirds of his fixed compensation, and should they be surpassed, he could receive a variable portion of up to the full amount of his fixed compensation.

Deferred Compensation

Stéphane Richard will not receive any deferred compensation should his tenure as Chairman and Chief Executive Officer be terminated.

Incentive Bonus and Employee Profit-Sharing

The Chairman and Chief Executive Officer is not entitled to either an incentive bonus or employee profit-sharing.

Attendance Fees

Stéphane Richard has waived his right to attendance fees.

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Employment Contract

Stéphane Richard’s employment contract, which was suspended since January 1, 2010, was rescinded when he was appointed as Chief Executive Officer.

Health Insurance and Retirement Plans

Stéphane Richard was enrolled in the France Telecom-Orange Group’s supplemental health insurance and retirement plan for Executive Officers. He is no longer eligible for the supplemental retirement plan set up for employees classified as “off the matrix”.

Other Benefits

Stéphane Richard has a company car with chauffeur, consulting firm services for assistance with personal legal issues capped at 100 hours a year, a telephone line with unlimited calls, plus equipment, particularly computers, needed to perform his duties.

15.1.2.2   Chairman Didier Lombard’s compensation from January 1 to February 28, 2011

The Board of Directors set the Chairman’s compensation on March 24, 2010.

His compensation consisted of an annual fixed portion of 600,000 euros and a variable portion ranging from 0% to 50% of the fixed portion.

The amount of the variable portion of his compensation depended on performance criteria set and assessed by the Board of Directors. One half was linked to his participation in the Company’s overall performance as measured by the organic cash flow indicator and one half to the achievement of objectives linked to his mission as described in the Board’s Internal Guidelines plus the contribution he made in terms of strategic decisions.

On March 24, 2010, Didier Lombard waived any deferred compensation that the Board of Directors may have decided to grant him should his tenure as Chief Executive Officer be terminated.

The Chairman was not entitled to either an incentive bonus or employee profit-sharing.

He had also waived his right to attendance fees.

His employment contract had been suspended when he was appointed as Chairman and Chief Executive Officer. It took effect again when his term of office expired and it was finally terminated on May 31, 2011.

Didier Lombard was enrolled in France Telecom-Orange’s supplemental health insurance and retirement plans set up for the Group’s senior executives (managers classified as “off the matrix”).

The Chairman had certain fringe benefits pertaining to his position, such as a company car, telephone services, and consulting firm services for assistance with personal legal issues capped at 100 hours a year.

15.1.2.3  Gervais Pellissier’s Compensation as Chief Executive Officer Delegate from November 1 to December 31, 2011

Fixed Compensation

The fixed portion of the Gervais Pellissier’s compensation is 600,000 euros.

Variable Compensation

The calculation of the half-yearly variable portion of the of the Chief Executive Officer Delegate’s compensation is based on a weighted average of four indicators that focus on the Group’s revenue growth, profitability, service quality, and CSR performance. These indicators are: revenue growth rate on a comparable basis (20%), restated EBITDA minus Capex (see Section 9.1.5.4 Financial Aggregates not Defined by IFRS) (30%), an indicator linked to the quality of service delivered to the Group’s customers (20%), and a composite indicator of CSR performance (30%). The latter indicator reflects improvement measured by five human resources-related management indicators (50%) and five CSR categories measured by semi-annual surveys (50%). If these objectives are reached, Gervais Pellissier may receive a variable portion equal to two-thirds of his fixed compensation, and should they be surpassed, he could receive a variable portion of up to the full amount of his fixed compensation.

Deferred Compensation

Gervais Pellissier will not receive any deferred compensation should his tenure as Chief Executive Officer Delegate be terminated.

Incentive Bonus and Employee Profit-Sharing

The Chief Executive Officer Delegate is not entitled to either an incentive bonus or employee profit-sharing.

Employment Contract

Gervais Pellissier’s employment contract was suspended when he was appointed as Chief Executive Officer Delegate.

Health Insurance and Retirement Plans

Gervais Pellissier is enrolled in the France Telecom-Orange Group’s supplemental health insurance and retirement plan for executive officers.

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During his tenure, given the suspension of his employment contract, any future rights to join the supplemental retirement plan set up for employees classified as “off the matrix”, are also suspended.

Other Benefits

Gervais Pellissier has a company car with chauffeur, consulting firm services for assistance with personal legal issues capped at 20 hours a year, a telephone line with unlimited calls, plus equipment, particularly computers, needed to perform his duties.

15.2   COMPENSATION PAID TO DIRECTORS AND CORPORATE OFFICERS

15.2.1  Compensation Paid to corporate officers

15.2.1.1   Summary of Compensation and Stock Option or Share Awards

Stéphane Richard
(in euros)	2011	2010
Gross compensation due for the financial year (details in 15.2.1.2)	1,520,241	1,658,729
Valuation of options allocated throughout the year	0	0
Valuation of performance shares allocated throughout the year	0	0
TOTAL	1,520,241	1,658,729

Gervais Pellissier
(in euros)	November 1 – December 31, 2011	2010
Gross compensation for the financial year (details in 15.2.1.2)	169,497	N/A
Valuation of options allocated throughout the year	0	N/A
Valuation of performance shares allocated throughout the year	0	N/A
TOTAL	169,497	N/A
N/A: not applicable

Didier Lombard
(in euros)	January 1 – February 28, 2011	2010
Gross compensation for the financial year (details in 15.2.1.2)	148,221	1,041,826
Valuation of options allocated throughout the year	0	0
Valuation of performance shares allocated throughout the year	0	0
TOTAL	148,221	1,041,826

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15.2.1.2   Compensation in Detail

Stéphane Richard
Gross amounts (in euros)	2011		2010
	Amounts due over the year	Amounts paid during the year	Amounts due over the year	Amounts paid during the year
Fixed compensation	900,000	900,000	878,333	878,333
Variable compensation	615,915	655,242	775,475	428,333
Exceptional compensation	0	0	0	0
Attendance fees	0	0	0	0
Benefits in kind	4,326	4,326	4,921	4,921
TOTAL	1,520,241	1,559,568	1,658,729	1,311,587

Gervais Pellissier
Gross amounts (in euros)	November 1 – December 31, 2011		2010
	Amounts due over the year	Amounts paid during the year	Amounts due over the year	Amounts paid during the year
Fixed compensation	100,000	100,000	N/A	N/A
Variable compensation	68,403	N/A	N/A	N/A
Exceptional compensation	0	0	N/A	N/A
Attendance fees	N/A	N/A	N/A	N/A
Benefits in kind	1,094	1,094	N/A	N/A
TOTAL	169,497	101,094	N/A	N/A

Didier Lombard
Gross amounts (in euros)	January 1 – February 28, 2011		2010
	Amounts due over the year	Amounts paid during the year	Amounts due over the year	Amounts paid during the year
Fixed compensation	100,000	100,000	650,000	650,000
Variable compensation	47,500	190,000	387,500	613,685
Exceptional compensation	0	0	0	0
Attendance fees	0	0	0	0
Benefits in kind	721	721	4,326	4,326
TOTAL	148,221	290,721	1,041,826	1,268,011

During the 2011 financial year, neither France Telecom S.A. nor any other of the Group’s companies granted any option to buy existing shares or to subscribe for new shares or allocated performance shares.

Didier Lombard and Gervais Pellissier, who have received stock options in previous years, did not exercise any options in 2011.

The history of stock option allocation appears in Section 17.2.4 Compensation.

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15.2.1.3   Tables Summarizing Other Benefits Granted to the Corporate Officers

Was Stéphane Richard eligible, in 2011, and is he still eligible for:
an employment contract?	No
enrollment in a supplemental retirement plan?	No
compensation or benefits due or likely to be due upon termination or change of office?	No
compensation under a non-competition clause?	No

Following his appointment as Chief Executive Officer Delegate, was Gervais Pellissier eligible, in 2011, and is he still eligible for:
an employment contract?	No. His employment contract was suspended on November 1, 2011.
enrollment in a supplemental retirement plan?	No
compensation or benefits due or likely to be due upon termination or change of office?	No
compensation under a non-competition clause?	No

Was Didier Lombard eligible, in 2011 until the end of his tenure, for:
an employment contract?	No
enrollment in a supplemental retirement plan?	Yes
compensation or benefits due or likely to be due upon termination or change of office?	No (1)
compensation under a non-competition clause?	No (1)

(1)  In accordance with the national collective telecommunications agreement (CCNT) and due to his salaried status, after his term of office had ended, Didier Lombard received a termination payment in 2011 amounting to 513,851 €, including a retirement payment and a non-compete payment.

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15.2.2  Attendance Fees Granted to Directors

The following table shows the amount of attendance fees paid in the 2011 and 2010 financial years or due in relation to these years to the directors of France Telecom (in euros).

Directors	Amounts paid in 2012 (due for 2011)	Amounts paid in 2011 (due for 2010)	Amounts paid in 2010 (due for 2009)
Stéphane Richard	0	0	N/A
Caroline Angeli (1)	35,000	35,172	757
Ghislaine Coinaud (1)	32,000	31,264	757
Jean-Dominique Comolli (2)	45,000	10,552	N/A
Bernard Dufau	59,000	66,436	59,621
Jose-Luis Durán	38,000	42,988	30,284
Pascal Faure (2)	38,000	37,126	11,356
Charles-Henri Filippi	51,000	58,620	52,997
Pierre Graff (2)	22,000	782	N/A
Daniel Guillot (1)	48,000	49,827	757
Claudie Haigneré	27,000	33,218	28,391
Helle Kristoffersen	13,667	N/A	N/A
Marc Maouche	46,000	25,021	N/A
Muriel Pénicaud	21,667	N/A	N/A
Jean-Michel Severino	15,667	N/A	N/A
Former directors
Hélène Adam	N/A	N/A	33,312
René Bernardi	N/A	N/A	52,240
Bruno Bézard (2)	N/A	39,107	35,016
Jean-Michel Gaveau	N/A	N/A	33,312
Jacques de Larosière	N/A	N/A	32,177
Didier Lombard	0	0	0
Henri Martre	16,333	34,195	32,177
Gilles Michel (2)	N/A	33,706	14,196
Marcel Roulet	26,333	46,896	47,319
Henri Serres (2)	N/A	N/A	27,445
Jean Simonin	21,333	40,056	40,694
Stéphane Tierce	N/A	15,034	31,230
TOTAL	556,000	600,000	564,038
(1) Attendance fees paid, at the request of the directors concerned, to their trade union. (2) Attendance fees paid to the French Treasury Department. N/A: not applicable
15.2.3  Other Compensation Paid to Directors Representing Employees

The table below shows the compensation paid to the directors elected by the employees and to the director elected by the shareholders to represent the employee shareholders, excluding attendance fees (see Section 15.2.2).

COMPENSATION PAID IN 2011

GROSS AMOUNTS (in euros)	Fixed	Variable	Incentive payments, profit-sharing, and employer contributions	Exceptional	Benefits in kind	Total
Caroline Angeli	30,623	-	3,280	2,236	232	36,371
Ghislaine Coinaud	27,804	-	4,097	1,179	232	33,312
Daniel Guillot	57,330	8,958	8,118	556	486	75,448
Marc Maouche	65,189	10,664	8,778	1,496	486	86,613

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15.3   EXECUTIVE COMMITTEE COMPENSATION IN 2011

The total gross amount of compensation paid for the 2011 financial year by France Telecom and its controlled companies to all of the Executive Committee members, excluding employer expenses, was 9,404,474 euros.

This amount includes all compensation paid in relation to 2011: gross salaries, bonuses (including variable portions), benefits in kind, and profit-sharing. However, it does not include incentive payments and any employer contributions that will be made in relation to employee savings plans, as these amounts were not known as of the date of this Registration Document (incentive payments and employer contributions paid in the first half of 2011 in relation to 2010 totaled 148,656 euros).

The members of the Executive Committee did not receive attendance fees for the positions they hold in France Telecom-Orange Group companies.

The contracts of the members of the Executive Committee include a clause providing for contractual severance pay up to a maximum of 15 months of total annual gross salary (including any termination pay provided for by industry-wide collective agreements).

During the 2011 financial year, the members of the Executive Committee received no stock options or performance shares from France Telecom S.A., nor from any other company within the Group.

15.4   PROVISIONS FOR PENSIONS, RETIREMENT, AND OTHER BENEFITS

See Note 19 to the consolidated financial statements Executive Compensation (Section 20.1).

At December 31, 2011, no director or corporate officer was eligible for retirement benefits from France Telecom.

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16.1.1  Reference to a Code of Corporate Governance

France Telecom refers to the version of the Afep-Medef Code of corporate governance for listed companies published in April 2010 (which may be consulted on the www.medef.fr website, among others).

In light of the legal rules that govern the composition of its Board of Directors, France Telecom is not fully compliant with the Afep-Medef Code recommendations on the number of independent directors on the Audit Committee, since three of the six members, less than the recommended two-thirds, are independent. France Telecom believes that it is important that the Audit Committee benefit from the presence of at least one member who represents the French Government and of at least one member who is an employee representative. See Section 14.1.1.1 Independent directors.

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16.2   OPERATION OF THE BOARD OF DIRECTORS

16.2.1  Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines which define the guiding principles and procedures for its operations and those of its committees.

The Internal Guidelines have been updated on several occasions by the Board to incorporate changes in the Company’s governance. They may be viewed on the Group’s website (orange.com, under “Group” then “Governance”).

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to the latter’s powers (see Section 16.3.2 below); moreover, they define the respective areas of responsibility and duties of the Board’s three committees (see Section 16.2.3).

Articles 3, 11 and 12 of the Internal Guidelines provide details on the rules governing the information provided to Directors and the meetings of the Board.

16.2.2  Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the Board of Directors’ work and works to ensure efficient running of corporate bodies with respect to the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in cooperation with the General Management; he monitors the quality of the Company’s financial information. In close cooperation with the General Management, he may represent the Company in its upper-level relations with the public authorities, the Group’s major partners and its major customers, both within France and internationally. He is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group life, and he may seek any information from the CEO needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors to prepare the Board of Directors’ and the Audit Committee’s work.

In accordance with Articles 29-1 and 29-2 of French Act no. 90-568 of July 2, 1990 (as amended), the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

16.2.3  Committees of the Board

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their operating method and areas of responsibility are set out in the Internal Guidelines of the Board of Directors. In accordance with the Afep-Medef Code on the corporate governance of listed companies, significant responsibilities are given to independent directors. France Telecom also believes that it is necessary that each committee benefit from the presence of at least one member who represents the French Government and of at least one member who is an employee representative.

The following table details the membership of the Board’s Committees as at the date of this document:

	Year Created	Chairman	Members
Audit Committee	1997	Bernard Dufau (1)	Jean-Dominique Comolli Jose-Luis Durán (1) Charles-Henri Filippi (1) (2) Daniel Guillot Marc Maouche
Governance and Corporate Social Responsibility Committee (3)	2003	Muriel Pénicaud (1)	Pascal Faure Caroline Angeli Jean-Michel Severino (1)
Strategy Committee	2003	Stéphane Richard	Ghislaine Coinaud Pierre Graff Claudie Haigneré (1)
(1) Independent director. (2) Committee’s financial expert. (3) Formerly the Compensation, Nominating and Governance Committee.

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Audit Committee

The Audit Committee comprises at least three members appointed, for an indefinite term, by the Board of Directors on the recommendation of the Governance and Corporate Social Responsibility Committee. The Chairman of the Audit Committee is chosen from the independent directors.

The composition of the Audit Committee complies with the provisions of Article 14 of the Government Order of December 8, 2008 relating to the setting up of a specialized committee aimed at following-up questions relating to the preparation and control of accounting and financial information.

In this context, the committee ensures that the efficiency of the internal control and financial risk management systems is monitored. It also examines the financial statements and Management Reports and ensures that the information communicated to shareholders is both relevant and of good quality.

The responsibilities of the committee are detailed in Article 8 of the Internal Guidelines of the Board of Directors.

Financial Expertise within the Audit Committee

Aside from the financial and accounting expertise required of all its members, the Audit Committee must also include at least one person who qualifies as a financial expert, i.e. a person who has held a position at least equivalent to Chief Financial Officer, comptroller or auditor of a company comparable to France Telecom.

Charles-Henri Filippi was appointed member of the Audit Committee as financial expert by the Board of Directors on February 5, 2008, primarily due to his former position as Chairman and Chief Executive Officer of Crédit Commercial de France (CCF) and HSBC France.

Governance and Corporate Social Responsibility Committee

The Governance and Corporate Social Responsibility Committee consists of at least three members appointed by the Board of Directors upon the recommendation of its Chairman.

The committee is responsible for submitting recommendations to the Board of Directors relating to the appointment and compensation of corporate officers. It is kept informed by the Chief Executive Officer of appointments to the Group’s Executive Committee and may, at the request of the Chief Executive Officer, issue an opinion on the methods used to determine their compensation.

In addition, the committee examines the main guidelines of the corporate social responsibility policy emanating from discussions with the Group’s stakeholders. It also makes sure that the Group’s Code of Ethics is adhered to.

Article 9 of the Internal Guidelines of the Board of Directors details the responsibilities of the committee.

Strategy Committee

The Strategy Committee comprises at least three members appointed by the Board of Directors on the recommendation of its Chairman. The latter chairs the committee. The Chairman of the Audit Committee attends meetings of the Strategy Committee.

The committee reviews the following proposals, among others: strategic agreements, partnerships, technological and industrial cooperation and significant acquisitions and disposals of assets.

Article 7 of the Internal Guidelines of the Board of Directors details the responsibilities of the committee.

This committee’s meetings may be opened to all Board members.

16.2.4  Board and committee activities during the Financial Year

16.2.4.1   Board Activities

The Board of Directors met ten times during the 2011 financial year. On average, 13 to 14 directors attended each Board Meeting during the year (an attendance rate in excess of 80%). The average Board Meeting lasts three hours. Each meeting is generally preceded by a meeting of one or more of the Board’s Committees with a view to preparing deliberations.

Besides the regular events in the course of the Company’s operations (review of operational performance, quarterly results, half-year and full-year accounts, budget, etc.), the Board studied strategic development opportunities, in particular a procurement joint venture with Deutsche Telekom, the acquisition of a telecommunications operator in the Democratic Republic of the Congo, and the principle and the terms of the sale of the Orange Suisse subsidiary. It also adopted a free share award plan for all Group employees and examined the employee satisfaction survey indicators and the work of the support and mediation mission. The Board also examined and deliberated on the Annual Report on equal pay and professional equality between women and men.

In accordance with the provisions of the Internal Guidelines, a meeting of the Board of Directors was dedicated to examining the existence and monitoring the effectiveness of internal control and financial and non-financial risk management systems. This meeting was prepared by a joint meeting of the Audit Committee and the Governance and Corporate Social Responsibility Committee.

16.2.4.2   Committee activities

Audit Committee

The committee met eight times in 2011. It met regularly with France Telecom’s senior management and the main managers of the Group’s Finance Department, in particular with the Head of the Group Audit and Risk Control and Management Department and the Statutory Auditors, in order to review with them their respective action plans and the implementation of these plans.

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Financial Reporting

The committee analyzed the non-consolidated and consolidated financial statements for the 2010 financial year and the first half of 2011, together with the first and third quarter results for 2011, and verified that the processes for producing financial and accounting information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the committee reviewed the draft Management Reports and heard the Statutory Auditors’ Reports. It also examined the budget for the fiscal year and its update, significant risks and off-balance-sheet commitments and their accounting impact, as well as the results of the asset impairment tests.

In addition, the committee reviewed all financial communications before their publication.

Internal Control and Risk Management

Before approving each set of financial statements, the committee undertook a review of the significant litigation in which the Group is involved.

Moreover, in accordance with the Government Order of December 8, 2008 transposing the Directive of May 17, 2006 on statutory audits of annual accounts and consolidated accounts (“8th Directive”), the committee examined the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department and concluded that the system was effective (see Section 16.4.4 Summary of the work on internal control accomplished under Section 404 of the Sarbanes-Oxley Act).

Finally, the committee examined the major risks with which the Group may or could be faced. It also ensured that the recommendations formulated by the Audit and Risk Control and Management Department after each of the internal audit assignments were correctly implemented. The findings of the audit assignments completed in 2011 as well as the agenda of the audit assignments to be undertaken during 2012 were also presented.

Management of Debt and Cash

The committee regularly examined the Group’s policy on debt refinancing and cash management.

Plans for International Expansion

The Audit Committee devoted several meetings to analyzing the financial aspects of certain international expansion projects, particularly the acquisition of a telecommunications operator in the Democratic Republic of the Congo, the procurement joint venture with Deutsche Telekom and a partnership project for cloud services. It also reviewed the projects of the Group in the Contents business and examined the terms of the sale of the Orange Suisse subsidiary.

Statutory Auditors

The committee reviewed the fees for the Statutory Auditors for 2011 and the financial terms of their work during the year.

Governance and Corporate Social Responsibility Committee

The Governance and Corporate Social Responsibility Committee met nine times in 2011 and examined the following issues, among others:

Compensation of directors and corporate officers

The committee determined the targets and calculation methods for the variable portion of the compensation of the Chairman and Chief Executive Officer and the CEO Delegate for each half-year.

Additionally it decided on the distribution of attendance fees to directors and determined the terms of their distribution.

Governance and operation of the Board

The committee examined the Chairman’s 2010 report on governance and internal control. Furthermore it monitored and proposed changes to the Company’s governance (recombination of the roles of Chairman and Chief Executive Officer, and appointment of a Chief Executive Officer Delegate).

It also reviewed like every year the Board members’ position in terms of the independence criteria set out in the Afep-Medef Code. this review enabled the Board to qualify seven directors as independent according to the Afep-Medef Code.

The committee also set out the collaborative self-assessment methodology for the operation of the Board and its committees, which was then proposed to the Board of Directors, and ensured the monitoring of the process.

Selection

The committee monitored and coordinated the selection procedure for the renewal of Board members and proposed to the Board that it recommend to the Shareholders’ Meeting the appointments of Helle Kristoffersen, Muriel Pénicaud and Jean-Michel Severino to replace Henri Martre, Marcel Roulet and Jean Simonin, respectively, whose terms of office had expired.

CSR, ethics

The committee reviewed the Group’s corporate social responsibility policies and examined the main achievements and results in this area during 2010.

It also examined the Group’s Ethics Committee Annual Report on how it carried out its tasks in 2010 and monitored the changes to the Group’s Code of Ethics.

Labor

The committee monitored changes in the half-year indicators of the employee satisfaction survey.

It also carried out a review of the terms and implementation of a free share award plan for all Group employees.

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Strategy Committee

The Strategy Committee met once in 2011, with the meeting opened to all Board members, in order to examine changes to spectrum resources in the Group’s main geographic areas.

Moreover, a one-day seminar on the Group’s strategy and its main issues was held in October 2011 and attended by the members of the Board of Directors and the Executive Committee.

Finally, an ad hoc committee made up of independent directors met four times and supported the Management in the preparation of responses to calls for applications in the field of spectrum frequencies.

16.2.5  Periodic Review of the Work of the Board of Directors and its committees

In March 2010, the Board of Directors examined the results of the assessment of its performance, which was carried out with the methodological assistance of an outside consultant. Overall, the performance of the Board and its committees was viewed in a very positive manner.

A new review of the performance of the Board of Directors and its committees was scheduled to take place in the second half of 2011, after the arrival and integration of three new Board members appointed at the Shareholders’ Meeting on June 7, 2011.

At its meeting of December 8, 2011, the Board of Directors decided to conduct a new evaluation using a self-assessment method based on a questionnaire, though supplemented by targeted interviews held by an outside consultant with the chairmen of the various committees and any Board member wishing to participate, including the Chairman and Chief Executive Officer. The Board members’ responses to the questionnaire that was submitted to them will be forwarded directly to the evaluator responsible for analyzing them.

The Board of Directors selected an outside consultant with a wealth of experience, thorough practical knowledge of the governance of listed companies and an efficient methodology for developing the assessment of the operations of the Board of Directors.

This evaluation process began in late 2011. A report to the Governance Committee and the Board of Directors, including an assessment of the implementation of the recommendations drawn up in March 2010, is scheduled for the first half of 2012.

16.3   OPERATION OF THE GENERAL MANAGEMENT

16.3.1  Form of exercise of General Management

Following Didier Lombard’s decision to step down as Chairman and on the recommendation of the Governance and Corporate Social Responsibility Committee, on February 23, 2011, the Board of Directors decided to combine the roles of Chairman and Chief Executive Officer and to appoint Stéphane Richard Chairman of the Board of Directors with responsibility for the General Management of the Company. The combination of the roles of Chairman of the Board of Directors and Chief Executive Officer was taken at the end of the transitional period intended to facilitate the succession of Didier Lombard and in order to simplify the decision making process.

16.3.2  Limits set on the CEO’s authority

The Internal Guidelines of the Board of Directors provide that the Chief Executive Officer must obtain the authorization of the Board before committing the Company to acquisitions or divestitures involving amounts in excess of 200 million euros. In addition, any investments involving amounts in excess of 20 million euros that are not included in the Company’s strategic orientations must first be approved by the Board of Directors.

16.3.3  Executive Committee

Management of the Group, under the authority of the Chairman and Chief Executive Officer is the responsibility of an Executive Committee of 13 members in charge of the Group’s divisions and functions.

The Executive Committee coordinates the implementation of strategic orientations. It oversees the achievement of operational, labor relations and technical objectives, as well as of those relating to the allocation of financial resources. Its meetings are held weekly.

Stéphane Richard introduced a series of measures delegating authority and signature to each member of the Executive Committee (see Section 16.4 Internal control and risk management). Each member has applied those delegations in their respective area of expertise.

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16.3.4  Group Governance Committees

Several specialized committees reporting to the Executive Committee were created to apply, or oversee, the implementation of its directives throughout the Group. The main committees that affect Group governance are the Investments Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. They are also responsible for monitoring risk management with regard to financial liabilities, thereby limiting the Group’s overall exposure.

The Investments Committee operates under the authority of France Telecom’s Chairman and CEO. It is chaired by the CEO Delegate and its members include the Deputy CEO in charge of the Group General Secretariat, the France Carriers Division and Group Sourcing and Supply Chain, the Executive Director in charge of Networks & Carriers and Research & Development, and the Executive Director in charge of Group Strategy and Development. Its role is to advise the Executive Committee or subsidiaries. The committee makes decisions on external growth transactions and divestitures, the principal outsourcing and commercial contracts, and investment programs greater than 15 million euros that are not included in the budget. This committee meets as often as it deems necessary and in general once a week, as requested by one of the members of the Executive Committee.

The Treasury and Financing Committee is chaired, by the CEO Delegate. It defines the framework for managing the Group’s debt — especially terms of liquidity, interest rate, exchange rate and counterparty risk in financial transactions for the coming months — and reviews past management (completed transactions and financial results). The Treasury and Financing Committee meets quarterly.

The Tax Committee, which operates under the authority of the CEO Delegate, is chaired by delegation by the Group Controller. Its role is to review the major tax issues in order to assess the quality of internal control, which ensures the soundness of the tax options proposed (or taken) and to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This committee meets twice a year. However, the committee may convene special meetings to assess and approve the tax options to be taken on issues that are particularly important for the France Telecom-Orange Group. The Tax Committee met three times in 2011.

The Claims and Commitments Committee, which is chaired by the Deputy CEO in charge of the General Secretariat, the France Carriers Division and Group Sourcing and Supply Chain, examines the Group’s major lawsuits and commitments, in order to ensure, in particular, that the related risks are taken into consideration as accounting provisions. The committee’s mandate also includes approving the information on major lawsuits and unrecognized commitments in the notes to the financial statements. The committee met six times in 2011, as part of the closing process of the full year, half-year and quarterly financial statements.

The Risks Committee is placed under the authority of France Telecom’s Chairman and CEO and chaired by the CEO Delegate. The committee reviews risk management, and particularly risk identification methods and mapping, together with the action plans aimed at reducing those risks. In this context, it approves the Group’s annual internal audit program on the basis of a plan drawn up with the members of the Executive Committee and their staff, before presenting that plan to the Board of Directors’ Audit Committee. It oversees implementation of the auditing program, audit recommendations and plans for corrective action. It is also informed of the main internal control work. In 2011, the committee met three times.

The Employment and Skills Committee, which is under the authority of France Telecom’s Chairman and CEO, is chaired, by delegation, by the Deputy CEO in charge of Human Resources. It is made up of members of the Executive Committee or, by delegation, of their representatives. The committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines restructuring projects that may have a significant impact on jobs and job outlook in the Group’s business lines, divisions and countries. It also looks at all plans for external hires in France. In this context, it prepares recommendations to be submitted for the approval of the Executive Committee, and, if necessary, to the employee representation bodies. The committee generally meets once a week.

The Disclosure Committee is placed under the authority of the CEO Delegate. It is chaired, by delegation, by the Group Accounting Director, and includes the relevant directors within the accounting, legal, internal audit, controlling, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices and ensures the consistency and quality of the France Telecom-Orange Group’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by France Telecom S.A., especially the consolidated financial statements, the annual and half-yearly financial reports, the quarterly financial information, the Registration Document filed with the AMF, the Annual Report on Form 20-F filed with the SEC, and any press releases containing financial information. In addition, the committee looks at financial communications from the principal listed subsidiaries. It met 16 times in 2011.

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16.4   INTERNAL CONTROL AND RISK MANAGEMENT

The France Telecom-Orange Group is implementing an ongoing process to improve internal control and risk management.

The internal control and risk management system consists of an organizational unit, and procedures and controls implemented by General Management and all staff under the Board of Directors’ responsibility, and is intended to provide reasonable assurance that operating targets will be met, that current laws and regulations will be complied with, and that the financial information is reliable.

Where the reliability of its financial information is concerned, France Telecom-Orange has introduced an internal control organizational unit based on the internationally-recognized COSO (Committee of Sponsoring Organizations of the Treadway Commission) methods.

The internal control system takes into account foreign laws and reference documents. These matters are presented to the Statutory Auditors, where aspects relating to legal obligations are concerned.

France Telecom classifies the five component parts of the COSO under two headings:

•

control environment (overall policies and procedures);

•

operating control (flows and processes).

The system covers:

•

governance committees;

•

support functions responsible for areas of the Group control environment;

•

operating functions.

16.4.1  Internal Control framework and organizational structure

France Telecom-Orange’s internal control system relies on the work accomplished by the General Management governance committees (see Section 16.3.4), the support functions in charge of the Group’s control environment, and the operating functions.

The Group’s internal control system is managed by its Internal Control Department, which is part of the Group Audit and Risk Control and Management Department.

Moreover, in accordance with the Eighth European Directive, which was transposed into French law on December 8, 2008, and with the AMF recommendations of July 2010, the Audit Committee is also in charge of monitoring the effectiveness of the internal control and risk management systems (see Section 16.2.4.2).

Accounting and Management Controlling Divisions play a particularly important role in evaluating the internal financial control system.

France Telecom’s internal control system relies on a set of values and on principles of action and professional behavior.

16.4.1.1   Group values and action and professional conduct principles

The France Telecom Board of Directors adopted the Group Code of Ethics in 2003.

This code of ethics, which is available at www.orange.com, sets out the Group’s values and lists its action principles with regard to its customers, shareholders, employees, suppliers and competitors, and to the environments and countries where the Group operates. It also mentions a certain number of individual behavioral principles to which each employee, Board member, director and executive must adhere.

An education program on the principles of individual behavior and action is periodically conducted by the managerial line with the teams, both at Group level and in each country, to help staff take these principles on board.

The principles and rules relating to market ethics are set forth in a special document, which is an integral part of the Code of Ethics. This document is intended to remind employees and directors of the Group’s companies of the current regulations and principles in this area and the need to comply completely with them, as well as certain preventive measures (in particular, the period during which “permanent insiders” are prohibited from trading in securities of the Group).

In 2011, the Ethics Committee acknowledged the important efforts made to raise employee awareness of ethics and corporate conduct, which were organized around awareness-raising topics selected for the year. The network of ethical correspondents (advisors and coordinators) in the various countries, entities and functions shares best practices in terms of communication and training in the field of business ethics. These communication actions provide employees with the tools to get information on the Code of Ethics, the values, and access to e-learning and to the other business line training modules. These programs cover all the geographical areas in which the Group operates. The communication tools used during the year allow new forms of awareness-raising to be considered, such as the quiz approaches.

In 2011, the roll-out of the awareness-raising program regarding the prevention of corruption continued, with themed sessions.

The development themes selected by the Group’s network of ethical correspondents were used to roll out country-specific programs to take into account regulatory and cultural aspects.

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16.4.1.2   Main functions involved in steering the internal control system

All audit and risk control and management functions (Internal Audit, General Control, Fraud and Revenue Assurance, Internal Control and Credit Management) are now under the responsibility of a single department. The Head of the Group Audit and Risk Control and Management Department reports to the Group’s Deputy CEO. The Group Accounting Department and Group Management Control Department, which also report to the Group’s Deputy CEO, exercise decisive influence over the internal control system.

Internal Audit

The Group’s internal audit team consists of approximately 125 qualified auditors who work for all of the Group’s entities on a shared service basis, and are primarily located in France, Poland, Spain and Africa.

The joint operations with Deutsche Telekom (Everything Everywhere, Buyin) are subject to audits conducted jointly by the Group’s and Deutsche Telekom’s internal audit departments. The Everything Everywhere joint venture, created as part of the merger of France Telecom and Deutsche Telekom’s businesses in the United Kingdom, has its own internal audit team.

By means of its audit assignments, the internal auditors help the Group maintain an appropriate management control system by assessing its effectiveness and efficiency and by issuing recommendations for its on-going improvement.

The recommendations arising from internal audit assignments (212 assignments were completed in 2011) are systematically monitored, and primarily lead to action plans that are drawn up and implemented by the Group’s Divisions and subsidiaries.

These assignments primarily include the checks performed at the request of the Group’s Internal Audit Department as part of the systematic assessment of internal financial control, particularly tests on the operational effectiveness of the internal control and cyclical audits performed on the internal control of less sizeable subsidiaries. These assignments amounted to 48 audits in 2011.

Since June 2005 France Telecom’s internal auditing within France has been certified by IFACI Certification, applying the professional benchmark for internal audits known as RPAI. IFACI certification was extended to the audit teams in Poland in 2006, and was renewed for the French area in 2011. It does not cover the audit teams in North America, Asia, Spain and Africa, or the corporate control and risk management functions.

The internal audit process also supports the Group Operations Departments in their own initiatives aimed at identifying major risks.

General Control

General Control investigates cases of suspected fraud that may have an impact at the Group level, at the request of Executive Committee members or their respective management committees. It conducts around 30 missions a year. Investigations with less impact are conducted at the country level by investigators who are in most cases dedicated full-time to this task. The network of investigators includes four geographical divisions in France, making it possible to cover the entire country. There are also investigative units in the major countries where the Company does business, including Poland and Spain.

Fraud and Revenue Assurance

The Fraud and Revenue Assurance Department defines and guides the approach for detecting and preventing fraud and protecting revenue. The Department implements this approach within the Group, working closely with the staff at the operating entities and at Head Office, in order to ensure the effectiveness of the work accomplished.

France Telecom uses an approach on fraud prevention and detection that is based on a classification of fraud risks according to their likelihood of materializing and their impact in the event that such risks materialize. The Group Fraud and Revenue Insurance Department monitors existing fraud risks on an ongoing basis, together with any new risks that appear, and the legislation relating to fraud. France Telecom takes into account changes in the fraud risk environment in its approach and updates the Group’s anti-fraud strategy accordingly.

France Telecom puts preventive controls in place in order to reduce the chances of any fraud that is likely to create a major risk. Since such prevention measures can never be 100% effective, the Group also puts controls designed to detect fraud cases in place. When cases of suspected fraud are identified during these checks, they are investigated and are handled in a manner compliant with the laws and regulations in force, and in accordance with the ethical conduct principles applicable to the Group’s business activities.

Where the generation of the Group’s financial information is concerned, the approach defined by the Group’s Fraud and Revenue Assurance Department includes risks that are relevant in this area, such as fraud committed by the management, or fraud involving the financial statements.

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Internal control team

The Group Internal Control Department is charged with, among other tasks, providing overall control and assessing the quality of the internal financial control system for the whole Group. In this capacity, the Group Internal Control Department is responsible for managing the ongoing program to improve the internal financial control processes.

The Group Internal Control Department develops a methodology, the tools necessary to apply it, and a yearly work plan. It manages the roll-out of the internal control system and ensures its effectiveness with all Group managers, relying on the heads of the governance committees, the persons in charge of the control environment within the Group, and the Internal Control Departments of the operating entities. The Department monitors the results of the work performed by the Group in order to meet the required quality level.

In this context, the Group Internal Control Department must primarily:

•

coordinate the local internal control departments and the persons in charge of the control environment within the Group, and give them the support and advice that they need to ensure the quality of their system and control it;

•

ensure that the action plans presented to the Risk Committee and subsequently to the Audit Committee of the Board of Directors, if applicable, are implemented and monitored;

•

produce the reports required by regulations for shareholders and for financial market oversight authorities.

The role of the local internal control departments is to assist the operating managers of their entities, in order to help them structure and maintain an efficient internal control system, which meets both their own and the Group’s requirements.

In this context, the local internal control departments apply the directives issued by the Group’s Internal Control Department within their own entity, and ensure the smooth running of the system at their own level. They are in charge of applying the methodology, and providing training and support for operating staff, as well as monitoring the progress of the action plans.

Credit Management Function

The Group’s Credit Management Department is charged with minimizing the financial risks associated with the credit granted to our customers. Its purpose is to have a consolidated vision of the credit risks with our clients and partners and to implement tools that allow these risks to be managed. In order to do this, it depends on local teams or contacts and on the processes in place in each operational entity.

It propagates the culture of credit management within the Group and allows information to be shared and circulated.

Accounting and Controlling

The Group Accounting and Group Management Controlling Divisions have the following key duties:

•

producing the Group’s consolidated financial statements and the non-consolidated financial statements of France Telecom S.A., Orange France S.A. and certain French subsidiaries within time frames that meet financial market requirements and legal obligations while guaranteeing that the statements provide a true and fair view of the Company in compliance with the accounting principles adopted by the Group;

•

preparing the management reports on the non-consolidated and consolidated financial statements and producing the necessary documentation for financial communication of results and the summary of management reporting for the Executive Committee;

•

managing the monthly and quarterly reporting cycle which allows management to measure the Group’s performance on a regular basis;

•

designing and implementing Group methods, procedures and standards frames for Accounting and management Controlling;

•

identifying and carrying out the necessary changes to the Group’s accounting and management information systems.

16.4.2  Internal Control System

Identifying major risks

At least once per year, each of the Group’s Divisions (France, Europe including Poland and Spain, AMEA, Enterprise) identifies the major risks in its area. The identification of the risks, completed by a description of actions plans designed to hedge these risks, makes up the risk map of each Division. If deemed necessary, this can lead to strengthening of internal controls.

The changes in the list of these risks and monitoring the implementation of action plans are assessed during internal control reviews of each Division, as well as once per year at least in the Group Risks Committee.

Detecting and tackling internal fraud

Detecting Fraud is the responsibility of the management, which is assisted by the Group Fraud and Revenue Assurance Division and local fraud detection specialists in the Group entities.

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As provided by the Sarbanes-Oxley Act, a whistle-blowing procedure is in place and includes the recommendations published by the French CNIL. This system allows any employee to use a dedicated email address to report any acts that may constitute an offense or fraud, or that may reveal instances of corruption, particularly in the areas of finance, and more specifically, accounting and payments. The defined procedure ensures that the alerts are treated confidentially and independently, outside of the chain of command, if necessary. It safeguards the protection of staff members as well as the rights of the individuals concerned by such reports.

When internal fraud is strongly suspected, investigations are generally entrusted to specialized services, in particular to the General Control Division. Investigation services are responsible for establishing the existence of facts. In the event of internal fraud, company management determines the penalties. For all cases detected, (internal or external fraud), the civil, criminal, or legal consequences are considered after the recommendations of the Company’s Legal Division.

Fraud cases are analyzed by the Group’s Fraud and Insurance Revenues Division in order to assess control measures and therefore better prevent and detect similar fraud cases.

Development of internal control self-assessment

Self-assessment is a program initiated by the Group Internal Control department, and carried out by certain operating units, to assess the quality of their operations with regards to internal control. This program centers on a formalized, standardized procedure enabling management to identify and take responsibility for the improvements that need to be made in terms of internal control and to take the corrective action. It includes a prior phase of risk identification and analysis at the local level.

Internal audits ensure that the process and the action plans implemented are effective.

Financial internal control procedures

The financial internal control procedures are based on a set of specific procedures on how accounting and financial information is prepared and processed (see Section 16.4.3) and on the internal control procedures implemented under the Sarbanes-Oxley Act (see Section 16.4.4).

Internal control reviews

Internal control reviews allow the overall mastery of the internal control system at the level of the main entities to be verified annually with a review of the conclusions of work from the previous year, the objectives of the current year, and the major risks in terms of the entity’s objectives.

These reviews are presented by the management of the entity to the supervising Executive Director as well as to the Group Audit and Risk Control and Management Department.

They focus on the following themes:

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governance;

•

management of major risks and serious incidents;

•

fraud management;

•

the internal control system, especially financial controls;

•

the audit program;

•

the Group’s management of the control environment’s domains.

They incorporate the major observations of the Internal Audit Department, as well as the following of their recommendations.

16.4.3  Specific internal control procedures pertaining to the preparation and processing of accounting and financial information

The internal control of accounting and financial information is organized around the following elements:

•

the Disclosure Committee (see Section 16.3.4);

•

the Group’s accounting and controlling function (see Section 16.4.1.2);

•

unified Accounting and Management Reporting;

•

Group-wide accounting standards and methods.

16.4.3.1   Unified accounting and management reporting

All of the Group’s entities participate in the Group’s management and steering cycle, which is composed of three basic components:

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the forecasting process (plan, budget, and periodic internal provisions);

•

the process for producing corporate accounts and the Group’s consolidated financial statements;

•

the Management Reporting process.

The forecasting process (plan, budget, and periodic internal provisions)

The Group budgeting process requires regular updates of projections and the management’s involvement. It is worked out by country and Division, business unit, and Group subsidiary.

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The budget must reflect the Group’s ambitions at each level of the organization. It includes a yearly goal based on year one of the multi-year plan and forecasts that are updated in May, including an updated second-half goal, and in October-November to evaluate target figures for year-end.

The budget dossier is composed of:

•

packages of financial data (including cash flow statements), along with comments summarizing, in particular, major actions;

•

capital expenditures by project;

•

analysis of risks and opportunities.

As part of the budget process, the Divisions establish and analyze the performance indicators. The budget and updated projections are established on a monthly basis to be used as a reference for the Group’s monthly reporting.

Moreover, the Group draws up a multi-year plan with the main Group entities, setting out the medium-term financial trajectories for the Group and its main entities.

Process of preparing the companies’ non-consolidated financial statements and the Group’s consolidated financial statements

The financial statements of the France Telecom-Orange Group are prepared in accordance with the following principles:

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performing pre-closing accounts at the end of May and end-November;

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anticipating the use of estimates and of complex accounting operations processes;

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formalizing closing processes and schedules.

As such, documenting the processes leading to the production of financial information up to the filling of consolidation packages constitutes a common framework for all contributors, thus strengthening internal control within the Accounting and Management Controlling department.

Instructions from the Management Controlling and Accounting Divisions specifying the process and agreed timeline for each closing are circulated within the Group, and then broken down by subsidiary.

Consolidation packages are created monthly by the Group’s entities according to IFRS principles and entered in the Group’s consolidation and reporting tool.

The Group’s principles, when they are compatible with the local rules applicable to the statutory income statements, prevail, in order to limit subsequent restatements. However, in the event that principles inconsistent with those of the Group are applied in an entity’s statutory income statement and have a significant impact on measuring earnings and assets, the entity restates those items for consistency.

The identification, regular measurement, and reconciliation of accounting methods used in the non-consolidated financial statements and Group standards are the responsibility of each entity and communicated to the teams responsible for the Group’s financial management.

Management reporting process

The reporting process is a major element in the control and financial information process. It is a major tool for monitoring, control, and direction for the Group’s Management.

The reconciliation of accounting and forecast data used in the monthly review at each level of the Group contributes to the quality and accuracy of the information produced.

This method, established by the Controlling and Accounting Departments, is repeated in all entities of the Group and at each level of the organization (business unit, division and Group).

The definition of Group report contents and media that are used to track the achievement of group objectives is established on a regular and consistent basis. The financial data in reporting come primarily from the Group consolidation and reporting tool, and the reporting formats are standardized. The reports are validated by the country financial controllers.

This reporting is used to track the Group’s management and performance indicators, and is articulated around the following:

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a monthly performance chart providing the Chairman and Chief Executive Officer and the Executive Committee with the key operating indicators for the Group and the major events and alerts of the month;

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monthly reports broken down by published segment, line of business, and country; these include financial and operating indicators.

The Executive Committee’s business reviews are organized with each country under the authority of the CEO Delegate. Their purpose is to steer business and review the updated end-of-year forecast. These monthly reviews are attended by the Group Finance Department with the country’s Manager and finance function. The Chairman and Chief Executive Officer participates in the quarterly reviews. These reviews are based on a formalized report structure.

Gathering of information for these reports is organized for each country according to the Group’s reporting instructions.

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16.4.3.2   Group-wide accounting standards and methods

In order to draw up projected and actual consolidated statements, the Group has opted for the unification principle which implies:

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a uniform reference system, accounting standards and methods, and consolidation rules;

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the standardization of recovery formats; and

•

the use of a common consolidation and reporting application within the Group.

The Group has a single reference system that standardizes all items in the consolidated reporting, including unrecognized commitments. This reference system is the responsibility of the Group’s Accounting Department. All of the Group’s consolidated companies have adopted this system.

Within the Group’s Accounting Department, the Department of Accounting Principles is responsible for defining and disseminating the Group’s accounting policies under IFRS standards It also monitor standards and formalizes on a systemic and structured basis the IFRS Group accounting policies through the Group’s accounting manual, closing instructions, and information meetings.

This system is completed by the existence of accounting principles correspondents in the countries and divisions. This network allows:

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the local identification of accounting issues;

•

the Group’s accounting policies to be disseminated to divisions, countries and entities, and accounting departments;

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the consideration of the training needs of individuals in charge of applying Group accounting policies.

16.4.3.3   ISO 9001 Quality Certification for the Accounting Department

In 2001, France Telecom S.A. obtained the ISO 9001 v2000 standard certification in the area of Quality Management for accounting services in France, issued by AFAQ/Afnor. Since 2007, all of the departments in the Group Accounting Division based in France have received ISO 9001 v2000 certification. It has been decided that, starting from 2010, the process for the ISO 9001 v2008 standard awarded by Afnor will be renewed for a new three-year certification cycle.

For each accounting process, this approach allows to look for ways of improving, simplifying, and adopting best practices, so that the financial statements can be produced in a timely manner and so that they meet the regulatory quality standards.

The management of the accounting function annually breaks down quality targets, namely:

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improving performance and services provided;

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building its partners’ trust;

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making its players more professional.

16.4.4  Summary of work on internal controls implemented under Section 404 of the Sarbanes-Oxley Act

Because it is listed on the New York Stock Exchange, France Telecom is subject to the US Sarbanes-Oxley Act. In accordance with the provisions of Article 404 of the Act, the Chairman and Chief Executive Officer and the CEO Delegate must prepare a report, in which they make a statement about the effectiveness of internal controls in the production of the Group’s financial statements, prepared in accordance to IFRS standards, presented in the Annual Report (Form 20-F), that is filed with the Securities and Exchange Commission (SEC) in the United States. The Statutory Auditors make their own internal control evaluation. The management and Statutory Auditors reports appear annually in Annual Report on Form 20-F.

To better meet the requirements of Article 404 of the Act, France Telecom, under the Group’s Internal Control Department, implements a permanent program to reinforce internal control culture across the entire Group.

By applying standards issued by the SEC, France Telecom has targeted its internal financial control system on significant risk areas, which has enabled it to be more relevant and more effective and to limit the Group’s assessments to the controls covering these risk areas.

The annual work program, which covers the control environment and operational control, is made up of the following main actions:

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prescoping: identifying group governance committees, as well as domains relevant to the control environment and grouping consolidated entities into homogeneous groups according to the work to be done:

•

the largest entities: evaluating the control environment and operational control,

•

medium-sized entities: evaluating the control environment and operations related to centralizing financial data and financial statement preparation,

•

smaller entities: review of self-assessment;

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•

scoping: identifying domains of the control environment as well as flows and the information systems supporting these flows, for each entity;

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defining the system, based on risk analysis for each domain of the control environment and of operational responsibility, and identifying and documenting risk coverage;

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documenting the segregation of duties and the management of application access rights as well as IT general controls;

•

evaluating the effectiveness of the internal control system implemented;

•

evaluating the impact of internal control deficiencies to ensure that they do not represent a major issue;

•

steering the action plans for identified deficiencies.

As part of the control environment, Group governance is subject to an evaluation focusing on the Executive Committee and all of the Group’s Governance Committees, as well as on the following areas:

•

ethics;

•

management controlling, accounting, and planning;

•

delegation of power and signature authority;

•

human resource policies;

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information system;

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networks;

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data security;

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fraud detection and prevention;

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handling of fraud;

•

quality process for product and offer development (Time To Market);

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segregation of duties;

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purchasing policy (Sourcing);

•

governance and internal control.

As part of the control environment, each domain is steered by a functional entity in charge of the Group’s policies in the area and rolled out throughout the entities. As part of operational control, the entities examine the important flows covering the Group’s main financial data. All this work is scheduled over the year.

The information on internal financial control is documented in four languages in a Group system.

There is a monthly in-house newsletter on current topics of interest. The primary information regarding the work program is also published on a dedicated portal on France Telecom-Orange’s Intranet site.

Evaluation of accomplishments in 2011

The internal financial control system is evaluated by Internal Audit and the Group’s internal control functions. Any issue is analyzed for its impact, and a corrective action plan is proposed. Furthermore, the Statutory Auditors carry out an independent evaluation of the financial internal control system.

The evaluation for the 2011 financial year did not reveal any major weaknesses. The Chairman and Chief Executive Officer and the CEO Delegate concluded that the internal control system that applies to the production of financial statements was operationally efficient.

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17.2.1  Employment

General changes in the number of Group employees

2011 saw the acceleration of the process undertaken by the Group as part of the “Conquests 2015” five-year business plan.

•

In France, the key commitments initiated in 2010 under the social contract continued in 2011. The cost of this project is estimated at 900 million euros. By end-2011, 647 million euros had already been committed. The 158 actions undertaken as part of the social contract involved all of the Group’s divisions. Of particular note were the employee satisfaction survey, the mediation system, the efforts made to help young people find jobs and the project to hire 10,000 employees over three years (2010, 2011 and 2012), 78% of whom had already been taken on by the end of 2011.

•

In Poland, the number of TP Group employees fell by 1,648 permanent contracts on a historical basis and 708 permanent contracts on a proforma basis, i.e., (3.1)% over the year. The sale of the EMITEL subsidiary (Broadcast Infrastructures Division) in June 2011 led to the deconsolidation of 940 permanent contracts. The implementation of the three-year agreement signed between management and unions explains the overall change in the number of employees on a like-for-like basis. This agreement combines a voluntary redundancy plan with an external hire program for 2009-2011. At the same time, an internal mobility plan will enable the Company to reassign employees to priority jobs.

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•

Equant pursued its business growth and development strategy in emerging countries, especially in India for Global Services and in Egypt, Mauritius and Russia for Sales & Marketing. Overall, Equant’s permanent headcount increased by 216 permanent contracts in 2011, a rise of 2.0%.

•

Across the AMEA segment (Africa, Middle East and Asia), the number of permanent employees fell overall by 526 ((3.5)%) on a proforma basis:

•

the voluntary redundancy plans implemented in Kenya and the Ivory Coast ((400) and (163) permanent contracts respectively) account for the majority of this workforce change;

•

aside from the effects of a tough overall economic climate, some countries in the region (particularly Egypt and the Ivory Coast) were marked by political tensions which had a direct impact on business;

•

in Egypt, it should also be noted that Linkdotnet (Internet services) was consolidated by the Group in January 2011. This led to a consolidation effect of +1,382 permanent staff in the AMEA segment.

•

In the European segment, the total number of permanent staff in 2011 increased by 211 (+2.3%) on a like-for-like basis. Trends varied greatly from one geographic segment to another:

•

the gloomy economic climate continued in Romania, where the downturn in business led to a fall of 59 permanent contracts ((2.3)%) on a proforma basis in 2011;

•

the growth in employee numbers continued in other countries in the region, especially Moldavia and Belgium. In Belgium, the acquisition of a network of new stores led to new hires in sales and a sharp increase of 152 permanent employees (+8.6%). The total number of employees in Switzerland increased by 50 permanent contracts (+4.3%) and the proposed sale of the Group’s business in that country was finalized with the new buyer at the end of 2011.

Number of employees – active employees at end of period	2011	2010	2010 (proforma)	2009
France Telecom S.A.	95,642	94,259	94,259	92,570
French subsidiaries	9,608	7,828	9,474	7,484
Total France	105,250	102,087	103,733	100,054
International subsidiaries	66,699	66,607	67,227	64,597
GROUP TOTAL	171,949	168,694	170,960	164,651

Employees by contract type	2011	2010	2010 (proforma)	2009
Permanent contracts	167,704	164,693	166,748	160,904
Temporary contracts	4,245	4,001	4,212	3,747
GROUP TOTAL	171,949	168,694	170,960	164,651

Employees by business line	2011	2010	2009
Sales & customer services	48.8%	49.4%	51.1%
Innovation & forecasting	2.4%	2.5%	2.4%
Management & support	12.9%	13.1%	12.8%
Content & multimedia production	0.6%	0.6%	0.6%
IT & Information Systems	8.4%	8.2%	8.0%
Technical & networks	24.3%	25.2%	22.6%
Other	2.6%	1.0%	2.5%
GROUP TOTAL	100.0%	100.0%	100.0%

Employees by gender	2011	2010	2009
Women	36.4%	36.3%	37.2%
Men	63.6%	63.7%	62.8%
GROUP TOTAL	100%	100%	100%

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Employees by age	2011	2010	2009
Under 30	14.0%	13.7%	15.8%
Between 30 and 50	53.0%	54.5%	56.4%
Over 50	33.0%	31.8%	27.8%
GROUP TOTAL	100%	100%	100%

Employees by region	2011	2010	2009
France	61.6%	60.9%	60.0%
Spain	1.9%	1.9%	1.9%
Poland	13.7%	14.9%	16.2%
Africa Middle East Asia	8.8%	8.5%	8.4%
Europe	5.8%	5.7%	5.4%
Orange Business Services	7.1%	7.1%	7.1%
Rest of the World	1.1%	1.0%	1.0%
GROUP TOTAL	100.0%	100.0%	100.0%

Between 2010 and 2011, the total number of Group employees (active employees at year-end) increased by 3,255 on a historical basis and by 989 (permanent and temporary) on a proforma basis.

In terms of international operations, it should be noted that the Group consolidated Linkdotnet (Egypt, +1,382 permanent employees), Universalis (Romania, +104 permanent employees), Elettra (Italy, +63 temporary employees) and CET Luxembourg (+14 permanent employees). These were partially offset by the sale of EMITEL (Poland, (940) permanent employees and (3) temporary employees).

In France, the acquisition of Compagnie Européenne de Téléphonie (CET) led to the integration of 1,646 employees (1,495 permanent and 151 temporary) in October 2011.

These changes in workforce break down as follows:

•

+3,163 employees in France on a historical basis and +1,517 (permanent and temporary) on a proforma basis. This workforce change in 2011 was directly linked to the continuation of the external hire program, in accordance with the Group’s three-year commitments (see details in the next point). Moreover, the slowdown in permanent departures in 2010 continued in 2011. Retirements increased slightly (751 in 2011, compared with 734 in 2010), while company-supported departures fell sharply (transfers to public service: 29 departures in 2011, compared with 166 in 2010; company-supported personal projects: 38 departures in 2011, compared with 143 in 2010; and spin-offs: 113 departures in 2011, compared with 184 in 2010). Overall, fewer than 2,200 permanent employees left the Group in 2011, compared with 2,300 in 2010;

•

+92 employees in international subsidiaries on a historical basis and (528) (permanent and temporary) on a proforma basis, stemming from the impact of entities that entered or left the scope of consolidation and changes in business needs. In Poland, Ivory Coast and Kenya, voluntary departures were implemented under agreements negotiated with employee representatives. Economic climate changes in the various regions and the varying severity of the impacts of the crisis prompted the Group to align its resources with the prevailing environment in the countries in which it operates.

Between December 31, 2010 and December 31, 2011, the number of temporary contracts rose slightly, from 4,001 to 4,245 across the Group as a whole. In France, the number of temporary contracts fell by 89 (1,711 at year-end 2011 compared with 1,800 at year-end 2010). Outside France, the increase amounted to 333, from 2,201 at year-end 2010 to 2,534 at year-end 2011, with more marked rises in Poland (+128 temporary contracts), the European region (+125), Equant (+45) and Spain (+32).

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Recruitment policy

Number of permanent external hires	2011	2010	2009
France Telecom S.A.	2,901	3,197	949
French subsidiaries	778	659	368
Total France	3,679	3,856	1,317
International subsidiaries	6,445	6,297	5,661
GROUP TOTAL	10,124	10,153	6,978

•

In France, the number of external hires in 2011 was 3,679, versus 3,856 in 2010. The increase in external hires was part of the Group’s strategy under the “Conquests 2015” plan. The volume of external hires at year-end 2011 accounted for 78% of the Group’s three-year commitment. They were made chiefly in the areas of networks (customer support & maintenance and networks), sales (direct sales) and customer services (advising customers through call centers), business services, innovation, development of IT systems and multimedia.

•

In Poland, they totaled 1,498, a level that remained close to the previous year (1,429 in 2010). They partially offset permanent departures, particularly those related to the voluntary departure plan, as part of a knowledge renewal policy. They increased in some subsidiaries (particularly in mobile activities) in response to faster turnover.

•

In the AMEA segment they totaled 1,182 in 2011, a slight decrease compared with 2010. The decrease was particularly pronounced in Egypt (368 hires in 2011, compared with 455 in 2010), Jordan (100 hires in 2011, compared with 180 in 2010) and Ivory Coast (13 hires in 2011, compared with 64 in 2010). External hires increased in Kenya (126 in 2011, compared with 110 in 2010), in line with the implementation of the knowledge renewal program combined with the voluntary departure plan.

•

The European segment totaled 1,440 in 2011, compared with 1,278 in 2010. In Romania, external hires increased after the slowdown in 2010 (344 in 2011 compared with 224 in 2010, like-for-like), offsetting the rise in permanent departures (406 in 2011, compared with 373 in 2010). Business continued to suffer in Romania owing to the challenging economic environment caused by the crisis. The program of new store purchases in Belgium led to an increase from 215 in 2010 to 368 in 2011. In other countries, such as the Dominican Republic, external hires fell in response to the implementation of strict control measures designed to adapt them to changes in activity.

•

For Equant, new hires totaled 1,542 in 2011, versus 1,459 in 2010. The increase was attributable chiefly to faster turnover in countries like Egypt and India, as well as business growth in most emerging countries.

Professional integration of young people

Professional integration – Group in France	2011 (1)	2010	2009
Number of intern students welcomed	3,185	2,812	3,186
Number of work-based learning contracts signed during the year (2)	3,162	3,343	3,434
(1) The values indicated for 2011 are provisional. (2) Apprenticeship and professional-track contracts.

France Telecom-Orange continued its proactive policy to support young people as part of, or in addition to, their initial training.

This commitment was reaffirmed by an agreement signed with the unions in February 2011. Under this agreement, the Group in France will, keep at least 4,500 work-based learning participants and take on around 2,500 interns every year. The integration of these young people into the Group’s priority business lines will also be favored, with at least 1,200 work-based learning participants awarded permanent contracts at the end of their training over the 2011-2013 period.

With around 5,100 work-based learning contracts in effect as of December 31, 2011 (internships and professional-track contracts), making up 4.7% of the active workforce (Group France), the Group is easily meeting its targets.

It has exceeded the current legislative and regulatory quota regarding work-based training, which stands at 4% of the average headcount for companies with more than 250 employees.

In 2011, more than 700 work-based learning participants were hired on permanent contracts, representing 20% of the contracts that ended during the year.

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Relations with educational institutions

The France Telecom-Orange group’s policy in this area is focused on two main goals:

•

developing the Group’s reputation as an employer among students in higher education;

•

anticipating its recruitment requirements in terms of required skills for the Group in coming years.

This policy has been pursued through a number of actions:

•

relations with roughly 100 higher education institutions, primarily through participation in school forums (attendance at roughly 30 career fairs), participation in roundtables on jobs and other topics, assistance writing résumés and with job interviews, hosting interns and apprentices (significant increase since 2009 as part of our commitment to young people’s professional integration) and the payment of a large proportion of the apprenticeship tax;

•

relations with educational institutions respect of people having completed up to three years of higher education, managed by France Telecom-Orange’s departments in line with each region’s business line needs;

•

developing our relationship with universities to diversify our sources of recruitment, particularly through participation in the partnership foundation with the universities of Cergy-Pontoise and Rennes 1, in line with our business line needs;

•

innovative actions to develop relations with students: continuation of the génération mobilité writing contest in partnership with consulting firm Sia Conseil, organization of student visits to Group sites, sponsorship of student sporting and cultural events (Course Croisière Edhec, Raid Insa de Lyon, ESSEC Film Festival), during which France Telecom-Orange meets students and establishes quality relationships with them. Even closer relations have been forged with France’s 25 leading engineering and business schools and universities to present the Group through its business lines, its international dimension, and Orange’s International Graduate Program (an international recruiting program for young talent);

•

support for Foundations and Teaching and Research Chairs in order to foster excellence in teaching and research in fields that are important for the Group: Media & Entertainment with the ESSEC Business School, Health with Sciences Po, Innovation & Regulation of Digital Services with Polytechnique, and Telecom Paris Tech with the creation of a Master’s degree in Network Industries and Digital Economy;

•

an increased presence at international career fairs in support of our international recruitment policy and in conjunction with Group companies.

External workforce

Temporary employees – Group France	2011	2010	2009
Amount of payments made to external companies for employee placement (in millions of euros)	34.49	34.97	35.94
Average monthly number of temporary employees (1)	785	854	781
Average monthly duration of temporary employment contracts (2)	1.1	1.6	1.4
(1) Calculation of temporary charges registered in Group France recorded income. (2) This indicator only concerns France Telecom S.A. The value indicated for 2011 is provisional.

The main advantage of temporary work is that it helps deal with temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

The use of temporary staff is presented in full time equivalents (FTE) and as a monthly average over the year. It fell by 8.1%, from 854 FTEs at year-end 2010 to 785 FTEs at year-end 2011. This external labor represents 0.6% of the Group’s total workforce.

It is used mainly in commercial areas, particularly customer services and, to a lesser extent, sales and business services. It fell by around 22% in this field.

In networks and information systems, it increased slightly but accounted for only a small volume.

The average duration of temporary employment contracts fell in 2012, in accordance with the Group’s policy of favoring temporary employment in order to fulfill replacement requirements and short-term assignments.

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Outsourcing

Outsourcing – Group France	2011	2010	2009
Amount of subcontractors (in millions of euros)	1,802.8	1,770.9	1,827.0
Full time equivalent workforce (monthly average) (1)	26,313	25,975	26,040
(1) Calculation of subcontractor charges recorded in the companies’ corporate accounts under the Group France scope.

Since 2008, the France Telecom-Orange group has applied a new methodology for evaluating outsourcing, to provide more comprehensive information about the entire workforce contributing to the Company’s business and to measure the Group’s contribution to the development of employment in France.

The use of employees belonging to external companies takes the form of service contracts.

It is particularly frequent in the networks field, in relation to technical work (on networks and on customers’ premises), technical analysis, engineering, architecture and in the information systems area, regarding design, development and integration. It also occurs in call centers and on telephone hotlines in the field of customer relationship management and customer service.

Outsourcing represented 26,313 full-time equivalent staff (monthly average) at year-end 2011, i.e., approximately 20.9% of the total Group France workforce (France Telecom S.A. and Group subsidiaries active in France).

This represents a slight overall increase in outsourcing (+1.3%) compared with 2010 (25,975 FTEs).

The analysis by business shows a more contrasting situation, with a decrease on technical activities in line with the strategic business internalization program carried out in 2010. An upward trend was seen in 2011 for mobile client service activities, for the part with low added value.

Development of the Group’s business lines

Through GPEC (Forward-Looking Employment and Skills Management Program), the Group is able to forecast its needs in terms of employment in addition to career and knowledge development in all of its business sectors. This process is based on a job reference framework shared by every company in the Group.

The 21 “business lines” representing all of the Group’s activities (sales, customer services, business services, marketing, IT, network technology, content and multimedia, R&D, support, etc.) have proposed a renewed three-year forecasting of these needs, both for the Group and for the main countries in which it operates, namely France, Poland and Spain.

In France, this approach has allowed the implementation of:

•

projected management of jobs and skills for the operating units;

•

a recruitment policy focused on the business-line needs;

•

training programs (curriculum, professional training courses) that are directly linked to business line changes and the need for new knowledge;

•

GPEC in each region.

A vision of qualitative and quantitative trends in the various business line families is available to all employees via the “business-line opportunities” HR Intranet site. Full information is also provided for each business line: duties and activities, required skills, gateways to similar business lines and training possibilities.

The Information System available to regular employees and management in France includes three modules: individual interview, training and internal transfer. These solutions are gradually being deployed internationally. The Group job and skills reference framework included in the individual interview module is used to evaluate employees’ skills on a shared basis. This system is currently used in France, Romania, Moldova, the Dominican Republic and Orange Business Services.

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17.2.2  Work organization

Work schedules and annual working time

Breakdown of employees by work schedule	Annual working time	2011 (1)	2010	2009
Basic schedule	1,596 hours	40.8%	41.9%	38.6%
Customer service hours	Between 1,148.4 and 1,548.0 hours	15.4%	14.5%	19.9%
Non-business hours and night shift	Between 1,539.4 and 1,580.8 hours	2.4%	2.7%	2.3%
Flex-time	1,573.2 hours	0.1%	0.2%	0.1%
Call center schedule	Between 1,519 and 1,547 hours	0.7%	1.3%	1.1%
Managers (Cadre exécutif autonome)	208 days per year (fixed number)	31.0%	29.7%	27.6%
Local operating managers (2)		9.6%	9.7%	10.4%
TOTAL FRANCE TELECOM S.A.		100.0%	100.0%	100.0%

(1)  The values indicated for 2011 are provisional.

(2)  The local operating managers work according to the shared schedule applicable within the department to which they belong or within the team they manage.

The basic schedule decreased slightly in 2011 (40.8% at year-end 2011, compared with 41.9% at the end of 2010). The “customer service hours” portion increased from 14.5% of employees at the end of 2010 to 15.4% at the end of 2011.

Managers increased once again (31.0% at the end of 2011 versus 29.7% at the end of 2010), in line with changes in the qualification structure of France Telecom S.A.

Local operating managers, meanwhile, remained stable compared with 2010.

Part-time work

Number of part-time employees by proportion of working time	2011 (1)	2010	2009
Less than 30%	107	119	13
30% to 49%	487	710	1,071
50% to 59%	4,932	3,834	677
60% to 69%	1,249	246	246
70% to 79%	232	249	259
80% to 89%	6,980	7,271	7,447
90% to 99%	980	985	1,092
TOTAL FRANCE TELECOM S.A.	14,967	13,414	10,805
(1) The values indicated for 2011 are provisional.

The number of part-time employees at France Telecom S.A. increased again by 1,553 employees, or 11.6%, between the end of 2010 and the end of 2011 (as a reminder, the increase in 2010 was 24.1%).

The increase stemmed from the implementation of measures supporting older employees and retirement preparation, under agreements signed with the unions in November 2009 and December 2010.

These agreements implemented two specific programs, known as “Part-Time for Seniors” and “Intermediate Part-Time” (the latter has been in place since March 2011).

In 2011, more than 2,200 new employees entered these two programs, following the 3,100 who entered “Part-Time for Seniors” in 2010. These results confirm the success of the programs, enabling seniors to continue in employment while adapting their retirement and ensuring knowledge transfer and renewal.

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Absenteeism

Number of employee absence days by reason	2011 (1)	2010 (2)	2009
Illness (all reasons)	1,487,954	1,582,386	1,618,326
Work and travel-related accidents	86,660	91,703	81,581
Maternity, paternity and adoption leave	116,559	119,644	124,984
Family reasons	70,141	67,987	58,320
Other reasons (3)	20,003	13,592	9,100
TOTAL FRANCE TELECOM S.A.	1,781,317	1,875,312	1,892,311

(1)  The values indicated for 2011 are provisional.

(2)  The 2010 results have been updated with their definitive values.

(3)  Absences not taken into consideration in the other indicators, excluding annual vacation or Reduction in working hours system (“RTT”), strikes, unpaid absences and military leave.

Between 2010 and 2011, the total number of days of absence fell by 93,995 days, continuing the downward trend that began in 2010.

This trend was mainly attributable to a fall of 94,432 days, or (6)%, in absences due to illness (for all reasons: ordinary, extended and long-illness sick leave), 5,043 days ((5.5)%) in absences due to accidents and 3,085 days ((2.6)%) in absences due to maternity leave, slightly offset by an increase in absences for family events and other reasons.

Absenteeism for illness

Variations in absenteeism for illness between 2010 and 2011 stemmed from a decline of 44,375 days ((4)%) in ordinary sick leave, 35,255 days ((14)%) in long-illness sick leave and 14,802 days ((6.75)%) in extended sick leave. This change confirms the turnaround recorded for the three indicators in 2010. Over the 2009-2011 period, the overall decrease in absences due to illness was 8%.

17.2.3  Social dialogue

Organization of social dialogue

In France

In 2010, the Central Committee of the France Telecom-Orange Works Council (CCUES in French) met 12 times over 23 days.

In 2011, the CCUES met 12 times over 23.5 days. During the year, this staff representative body addressed 71 subjects, as well as all of the resolutions adopted in the management of Social and Cultural Activities (SCA).

The elected employee representatives received information on 25 subjects and were informed and consulted on another 46 subjects: 16 relating to annual reports and assessments provided under the French Labor Code, 17 relating to proposed organizational or process changes and 13 relating to draft collective agreements.

2011 was marked by the replacement of the members of a large number of staff representative bodies within the Group in France.

The elections of the France Telecom-Orange Central Works Council (Unité Economique et Sociale, or UES) were the first to be organized under the act of August 20, 2008 on the reform of social dialogue.

On November 22, 2011, some 104,000 voters of the France Telecom-Orange Central Works Council were thus invited to elect staff representatives onto works councils and staff delegations. Voter turnout for the works council elections was 73.68%, compared with 73.45% at the previous elections in January 2009.

RESULTS OF THE PROFESSIONAL ELECTIONS HELD ON NOVEMBER 22, 2011 WITHIN THE FRANCE TELECOM-ORANGE CENTRAL WORKS COUNCIL (UES)

Union	Number of seats	% of eligible members voting
CFDT	68	21.85%
CFE-CGC/UNSA	40	14.74%
CFTC	12	7.79%
CGT	67	22.74%
FO	35	14.02%
SUD	50	18.61%

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In addition, as regards France Telecom S.A., the entire civil service electorate, i.e., 66,000 voters, elected representatives within the Commissions Administratives Paritaires (joint administrative commissions, or “CAP”), with a turnout of more than 79%.

Professional elections were also held in the Equant France, Innovacom Gestion, Nordnet, Orange Caraïbes, Néoclès Corporate and Soft At Home (HNSA) subsidiaries, and in the Etrali France/Etrali SA Central Works Council.

Lastly, 25 agreements and amendments to agreements were signed in 2011, including some dealing with major issues such as:

•

the agreement on the professional integration of young people;

•

the agreement on the Forward-Looking Employment and Skills Management Program (GPEC);

•

the agreement on experiments intended to improve working conditions;

•

the agreement on people with disabilities;

•

the agreement on gender equality in the workplace within FTSA;

•

the agreement on career management for elected representatives.

It should also be noted that the French Works Council, the body that brings together the Group’s French subsidiaries, met three times in 2011 to discuss 18 topics relating to business, the financial position, employment changes and the Group’s structure.

In Europe

•

The European Works Council is a place for discussion and dialogue on broad economic, financial and social issues that go beyond the borders of any single country (manufacturing and innovation strategy, major investment policies, acquisitions, employment, etc.). In 2011, it held four physical meetings: two in Paris, one in Zurich and one in Bordeaux.

•

This Committee has 31 employee representatives from 20 countries: Sweden, Norway, Finland, Denmark, Germany, Austria, Great Britain, Ireland, France, Spain, Portugal, Italy, Greece, Poland, Luxembourg, Netherlands, Belgium, Romania, Slovakia and Switzerland.

Worldwide

•

The Worldwide Works Council was created under an agreement signed on June 23, 2010 with the goal of strengthening the effectiveness of the Group’s social dialogue with all employees (43% of the Group’s employees are now located outside France and 12% outside Europe), allowing them to be represented and share a common platform of information across the Group, including details of the overall business strategy and transnational projects outside Europe.

•

The first meeting of the France Telecom-Orange Worldwide Works Council was held on May 12, 2011 in Paris and was attended by Stéphane Richard, Chairman and CEO of the Group.

•

This new social dialogue body covers all countries in which the Group operates. The Worldwide Works Council is composed of 31 members elected for four years, representing the 22 countries across the world that each have more than 400 employees. It meets once a year on the initiative of the Group’s CEO.

•

The employee representatives are Trade Union representatives, representatives appointed by elected employee forums and employee representatives appointed through a democratic process according to rules determined locally.

17.2.4  Compensation

Compensation policy

Within the France Telecom-Orange group in France, studies carried out by the Internal Remuneration Survey showed consistency in the compensation practices across all of the Group’s companies and compensation practices in line with the rest of the market.

In order to develop and cement a results-oriented culture, France Telecom-Orange rewards its employees for their contribution and performance through a dynamic compensation policy. In addition to changes in fixed salaries related to employees’ improved expertise in their position or a significant change in responsibilities, bonuses are awarded for achieving individual and group targets:

•

managers, who play a major role in mobilizing their staff, and supervisory staff benefit from variable half-yearly individual bonuses based on achieving the targets of the Group’s major programs and their own personal targets;

•

each year, through corporate incentive agreements and the Group’s profit-sharing agreement in France, all employees receive additional compensation related to performance criteria or outcome.

Compensation – France Telecom S.A.	2011 (1)	2010	2009
Gross average monthly compensation (in euros)	3,421	3,362	3,239
Men	3,543	3,506	3,395
Women	3,204	3,110	2,969
(1) The values indicated for 2011 are provisional.

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Incentives and profit-sharing agreements

Incentives

Incentive agreements are signed at individual company level. France Telecom S.A. has had incentive agreements in place since 1992. These agreements involve the Company’s employees in its operating results.

Under the terms of the agreement signed for 2009 to 2011, France Telecom S.A. incentives are paid if the Operating Performance Indicator (OPI) is met. This indicator is calculated on the basis of improvements in revenue, operating expense management, investment optimization and working capital. The OPI is calculated on the results of France Telecom S.A. (two-thirds) and Orange France (one-third) respectively. It therefore covers the fixed, mobile and Internet businesses.

Incentive payments are also based on the Customer Service Quality Indicator (known in French as “IQSC”).

If the OPI is exceeded, the incentive payments increase in line with the IQSC and the OPI.

For 2010, incentives representing 4.41% of wages, or an average of 1,670 euros, were paid in May 2011.

In addition to this, in June 2011, a board-approved additional incentive of 550 euros per employee (full-time basis) was paid based on the 2010 results.

For 2011, a provision for exceeding the OPI and the IQSC was recognized on December 31, 2011.

(in millions of euros)	2011	2010	2009
France Telecom S.A. Incentives	187 (1)	217 (2)	235 (3)
(1) Amount furnished at December 31, 2011. (2) Includes an exceptional incentive of 54 million euros. (3) Includes an exceptional incentive of 60 million euros.

Employee profit-sharing

The Group profit-sharing agreement signed in 1997 with the unions applies to the employees of France Telecom S.A. and its majority-owned French subsidiaries. As corporate officers, the Chairman and CEO do not benefit from profit-sharing.

The Group’s special profit-sharing reserve is the sum of the special profit-sharing reserves calculated for each relevant subsidiary using a dispensatory formula (a dispensation amendment was signed on June 29, 2001). It is based on operating income less financial expenses for each company within the scope of consolidation.

The special profit-sharing reserve is distributed to eligible employees, 20% based on hours worked and 80% in proportion to their annual gross salary. Employees may choose whether their individual amounts are paid to them directly or deposited in a Group Savings Plan.

The following table shows the amount of profit-sharing distributed over the last three years under the Group profit-sharing agreement.

(in millions of euros)	2011	2010	2009
Special profit-sharing reserve of the Group	200 (1)	304 (2)	271
(1) Amount furnished on December 31, 2011; including 161 million euros furnished in the France Telecom S.A. accounts. (2) The definitive 2010 value has been set.

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Stock-options

France Telecom did not implement any stock-option or share-purchase plans in 2011.

The various stock-option and share-purchase plans granted by France Telecom and its subsidiaries are described in Note 5.3.2 to the consolidated financial statements at December 31, 2011.

Stock options granted by France Telecom S.A.	October 2005 plan	March 2006 plan	May 2007 plan	TOTAL
Date of the Shareholders’ Meeting authorizing the plan	9/1/2004	9/1/2004	9/1/2004
Date of Board Meeting granting the options	10/26/2005	3/8/2006	5/21/2007
Number of beneficiaries	3,747	165	1,152
Total number of options granted	14,516,445	536,930	10,093,300	25,146,675
options granted to corporate officers	149,140	-	140,000	289,140 (1)
options granted to top 10 beneficiary employees	645,000	121,350	605,000	1,371,350
First possible vesting date	10/26/2008 (2)	3/8/2009 (2)	5/21/2010
Expiration date	10/26/2015	3/8/2016	5/21/2017
Stock option exercise price	23.46 €	23.46 €	21.61 €
Number of options exercised during the 2011 fiscal year				0
Total number of options exercised at 12/31/2011	53,490	0	43,500	96,990
Total number of canceled options at 12/31/2011	3,184,868	260,450	1,680,700	5,126,018
Number of outstanding options at 12/31/2011	11,278,087	276,480	8,369,100	19,923,667
(1) Didier Lombard, 288,000 options and Stéphane Tierce (salaried director from 2005 to 2010), 1,140 options. (2) For non-French resident beneficiaries.

Stock options granted by Wanadoo	Expired plans	April 2001 plan	November 2001 plan	June 2002 plan	November 2002 plan	2003 plan	TOTAL
Date of the Shareholders’ Meeting authorizing the plan		6/22/2000	6/22/2000	6/22/2000	6/22/2000	6/22/2000
Date of Board Meeting granting the options		4/2/2001	11/26/2001	6/4/2002	11/26/2002	11/26/2003
Total number of options granted (1)	3,839,671	4,329,916	691,883	3,817,710	435,618	2,107,115	15,221,913
First possible vesting date		4/2/2004	6/26/2003	6/4/2004	11/26/2004	11/26/2006
Expiration date		4/2/2011	11/26/2011	6/4/2012	11/26/2012	11/26/2013
Stock option exercise price		15.38 €	15.38 €	13.84 €	13.84 €	16.60 €
Number of options exercised during the 2011 fiscal year							1,504 (2)
Total number of options exercised at 12/31/2011	741,455	2,487,475	341,914	2,180,125	241,287	431,501	6,423,757
Total number of canceled options at 12/31/2011	3,098,216	1,842,441	349,969	604,424	97,285	440,698	6,433,033
Number of outstanding options at 12/31/2011	0	0	0	1,033,161	97,046	1,234,916	2,365,123

(1)  After conversion to France Telecom options based on the exchange ratio of 7/18 and adjustment of the number of options and the exercise price following the September 26, 2005 France Telecom capital increase.

(2)  By two beneficiaries.

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Stock options granted by Orange	Expired plans	February 2001 plan	October 2001 plan (A)	October 2001 plan (B)	May 2002 plan	December 2002 plan	May 2003 lan (A)	TOTAL
Date of the Shareholders’ Meeting authorizing the plan		12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000
Date of Board Meeting granting the options		2/12/2001	10/24/2001	10/24/2001	5/15/2002	12/20/2002	5/13/2003
Total number of options granted	11,809,072	75,009,447	1,305,334	11,096,825	24,496,332	2,968,240	18,722,150	145,407,400
First possible vesting date		5/4/2001	2/12/2002	3/1/2002	10/1/2002	5/1/2003	5/13/2004
Expiration date		2/12/2011	10/24/2011	10/24/2011	5/15/2012	12/20/2012	5/13/2013
Stock option exercise price		10.00 €	10.00 €	8.91 €	6.35 €	7.23 €	7.43 €
Number of options exercised during the 2011 fiscal year								56,672 (1)
Total number of options exercised at 12/31/2011	5,757,580	17,441,760	193,811	5,697,693	16,351,637	1,880,868	10,189,665	57,513,014
Total number of canceled options at 12/31/2011	6,051,492	57,567,687	1,111,523	5,399,132	3,429,038	607,599	2,278,902	76,445,373
Total number of options outstanding at 12/31/2011	0	0	0	0	4,715,657	479,773	6,253,583	11,449,013
(1) By ten beneficiaries.

Following its purchase of the minority interests in Orange, in September 2005 France Telecom S.A. issued option liquidity instruments, allowing their beneficiaries to exchange one Orange share for 0.446 of a new France Telecom share and to receive new France Telecom S.A. shares when their options are exercised.

11,449,013 Orange stock options were outstanding at December 31, 2011. Should they be exercised, a maximum of 5,048,434 France Telecom shares would be issued.

Free share awards

“Let’s Share”: the new free share award plan

On July 27, 2011, France Telecom S.A. implemented a new free share award plan known as “Let’s Share” (“Partageons” in French), with an estimated maximum number of 16.7 million shares issued in the form of equity instruments. In countries where regulatory or social conditions do not allow the award of free shares, the beneficiaries of the plan will receive a cash amount equivalent to the France Telecom share price as at July 27, 2015.

The purpose of this plan is to involve the Group’s employees in the success of “Conquests 2015”. It covers approximately 150,000 employees of France Telecom S.A. and its subsidiaries within and outside France who have decided to take part.

The free share award plan will not vest until July 27, 2015, and vesting of the shares is contingent upon:

•

a performance condition: achievement of a cumulative aggregate (EBITDA – Capex) of 27 billion euros over the period 2011-2013, excluding exceptional items;

•

two presence-related conditions, according to which beneficiaries must be:

•

employed by the Group on the date upon which the performance criterion is noted as having been met, i.e., December 31, 2013, and

•

active during at least 50% of the time between July 27, 2011 and December 31, 2013.

The free shares allocated on July 27, 2011 will be vested December 31, 2013 and will be issued to the beneficiaries from July 27, 2015.

Next Reward

France Plan

In April 2007, France Telecom set up a free share award plan for employees of Telecom S.A. and most of its majority-owned French subsidiaries. The plan covered 10.8 million shares representing 0.4% of share capital.

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The shares having been definitively granted on April 25, 2009, after the Board of Directors noted that the performance conditions (achievement of cash flow included in the NExT plan in 2007 and 2008, and coverage of the plan’s cost through additional cash flow generated during the same period) had been met, France Telecom delivered 10.3 million shares.

These shares have been available since April 25, 2011.

International Plan

In December 2007, France Telecom S.A. implemented a free share award plan for employees and corporate officers of the France Telecom-Orange group in other countries. This plan covered 1.8 million shares, representing less than 0.1% of share capital.

The free shares awarded have been available since December 4, 2011 (and will be available from December 4, 2012 in Spain).

In countries where regulatory, tax, or social conditions do not allow the award of free shares, France Telecom-Orange has introduced provisions for a cash payment, under the same performance conditions, or in the UK, the granting of shares to a trust in charge of redistributing them freely to employees who request these shares after December 4, 2011, when the shares have fully vested.

The Board of Directors having noted that the performance conditions (identical to those applied under the France Plan) had been met, as of December 4, 2009, beneficiary employees were entitled rights to share grants or a cash amount. The shares or cash amounts were delivered or paid in early 2010.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

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17.4   ENVIRONMENTAL INFORMATION

France Telecom-Orange has taken a proactive approach to managing environmental risks and impacts, helping to preserve the environment and maintain the confidence of its stakeholders.

The Group’s environmental policy began in 1996 with the signature of the European Telecommunication Network Operators (ETNO) Environmental Charter and has developed since in three complementary areas:

•

acting as a model company in reducing the environmental impact of activities by continuous improvement of the performance of the different entities, with priority given to combating climate change and waste management;

•

reducing the impact of products for customers by developing eco design processes and leading customers towards environmentally responsible behaviors;

•

developing and making available innovative products and services that help protect the environment, notably by reducing greenhouse gas emissions.

The Group set a number of ambitious targets to be achieved in 2006-2020:

•

cutting CO2 emissions by 20% by 2020 (from 2006 levels);

•

cutting energy consumption by 15% by 2020 (from 2006 levels);

•

sourcing 25% of all energy used by new mobile base stations from solar power in the Africa Middle-East and Asia region by 2015;

•

making all employees aware of environmental issues by running “green gesture” campaigns in the various countries it operates in;

•

ensuring compliance with the RoHS Directive for 100% of Group scope by 2015, including non-EU countries unaffected by the Directive.

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An annually updated environmental roadmap sets out formal action plans for each country in order to meet the Group’s environmental targets.

The roadmap offers assurance of compliance with international rules and voluntary initiatives for the telecoms sector. It also incorporates compliance with the Group’s own commitments in this area:

•

to the UN Global Compact and Caring for Climate initiative;

•

to international groups such as the Global e-sustainability Initiative (GeSI), the European Telecommunications Network Operators association (ETNO), and the Mobile Phone Partnership Initiative (MPPI).

The implementation of environmental policy is carried out through a dedicated organizational structure:

•

the Group’s Environmental Department, which coordinates and steers the action program and supports countries with technical and methodological expertise on the major issues of waste, environmental management systems, energy and raising staff awareness through “green gestures”;

•

a network of environmental correspondents in the countries where the Group operates;

•

contacts in the various functional and operational divisions.

17.4.1  Behaving like a model company

17.4.1.1   Managing environmental policy and risks

17.4.1.1.1   Environmental management system

In order to achieve its targets for reducing environmental impacts and risks the Group has been progressively rolling out ISO 14001 compliant Environmental Management Systems (EMS) in its main countries of operation. The ISO 14001 standard describes how companies should organize themselves to manage the environmental impact of their activities.

At the end of 2001, 14 Group entities, representing 92.9% of Group revenues, were in the process of implementing an EMS compliant with ISO 14001.

ISO 14001 CERTIFIED ENTITIES AT END-2011

Subsidiary	Scope
Orange Poland	Mobile activities
Orange Spain	All mobile and real estate activities
Orange Slovakia	All activities
Mobinil (Egypt)	All activities
FT Marine	All facilities
Orange France	Five key processes and seven priority sites
Orange Moldova	All activities
Orange Cameroon	Registered office and one of three regional divisions
Orange Mali	All activities
Orange Business Services	Cesson-Sévigné site

As well as the entities listed above, Romania and Senegal have set targets for ISO 14001 certification for their main activities.

	2011	2010	2009
Proportion of scope certified	20%	16.8%	14%

17.4.1.1.2   Awareness-raising and training for people involved

Training and information is given to employees at several levels by the Environmental Department for local correspondents and by internal communications for other employees.

Initiatives for awareness raising and discussion thus encourage each employee to include the objectives of responsible growth in their daily activities. Particular emphasis is placed on raising the awareness of supervisory staff, which play a key role as intermediaries to their teams. Dedicated training courses have been in place since 2005. A manual providing training in the corporate responsibility approach, including numerous developments concerning the environment, has been available since 2008 in French and English.

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France Telecom-Orange also provides consumers with various sources of information in addition to regulatory information: websites, the corporate responsibility report and informational guides on the impact of radio waves.

There are many awareness raising activities each year to encourage customers to recycle their cell phone or switch to e-invoicing. Moving beyond this, the Group has partnered the WWF since 2008 in a pioneering process of eco-labeling of mobile and fixed handsets designed to promote environmental awareness among its customers.

17.4.1.1.3   Environmental risk prevention

The France Telecom-Orange group believes that its activities as a telecommunications operator do not pose a serious threat to the environment. The Group’s activities do not entail production processes with a severe impact on scarce or non-renewable resources, natural resources (water, air) or to biodiversity and, generally, do not pose lethal risks.

In Europe, France Telecom-Orange is not subject to authorization for its activities under the IPPC Directive (2001/78). However, the France Telecom-Orange group does use certain equipment, products and substances that may be hazardous to the environment (even slightly), some of which are subject to specific regulations. In France, this is the case for facilities classified for the protection of the environment (ICPE, 536 sites out of about 15,000 fixed and tertiary sites and 21,343 mobile sites).

These facilities are the subject of ongoing in-depth analyses by the France Telecom-Orange group and have led to the adoption of action plans and prevention programs, as well as periodic inspections as required under French regulations.

In order to prevent health-related risks (legionellosis) and reduce water consumption, a major program to replace cooling towers with dry cooler systems has been ongoing since 2006.

Indicators	2011	2010	2009
Number of sites including Classified Facilities (ICPE A or D) in France	536	643	753
Number of water cooling towers in France	24	28	31

17.4.1.1.4   Hazardous substances

Some facilities use regulated products or substances. These are chlorofluorocarbon or CFC gases or other refrigerants (more specifically HCFCs or HFCs) contained in air-conditioning installations.

Programs to eliminate the use of halon and replace it with less environmentally damaging FM 200 or FE 13 fire extinguishing gases or even inert Nitrogen or INERGEN gases in sprinkler systems have been in place since the end of 2003, in accordance with regulations.

Since the end of 2010, the Group has eliminated all electrical transformers containing polychlorinated biphenyls (PCBs) in line with French and European law.

Under the European REACH Regulation (Registration – Measurement – Authorization and Restriction of Chemicals), the Group has undertaken to inform its customers of the presence of hazardous substances as defined by regulations. Appropriate procedures are being rolled out.

17.4.1.1.5   Provisions for environmental risk

Consistent with the explanation of environmental risks above, no provision for environmental risk has been made. However, provisions have been made for decommissioning and rehabilitating sites.

The obligation to decommission and rehabilitate sites is measured on the basis of:

•

dismantling costs (on a per-unit basis for telephone poles, handsets, and public phones, per site for cell phone antennae) incurred by France Telecom-Orange to meet its environmental commitments;

•

annual scheduled asset returns for telephone poles and public telephones;

•

estimated site closures for cell phone antennae.

These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

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In the Group’s accounts for the year ending December 31, 2011, the provision for decommissioning and rehabilitating of sites mainly comprised the costs of:

•

rehabilitating sites of cell phone antennae at a cost of 366 million euros (including 150 million euros for Orange France S.A.);

•

dismantling telephone poles at a cost of 133 million euros (including 98 million euros for France Telecom S.A.);

•

management of electrical and electronic equipment waste at a cost of 81 million euros (mainly France Telecom S.A. and Orange France S.A.);

•

dismantling public phones at a cost of 50 million euros (including 46 million euros for France Telecom S.A.).

17.4.1.2   Fight against climate change

In 2008, the France Telecom-Orange group committed to reducing its greenhouse gas emissions by 20% by 2020, based on 2006 figures:

•

by reducing energy consumption in its networks and its buildings;

•

by reducing CO2 emissions related to its vehicle fleet and to business travel;

•

by increasing the share of renewable energy.

This commitment has resulted in the implementation of highly proactive action plans for making large savings designed to offset the increase in the number of customers and the impact of new services offered on the Group networks’ energy consumption.

The Group reports on progress made on these action plans each year as part of the Carbon Disclosure Project.

The 2010 Carbon Audits carried out on the Group’s activities in France and Belgium revealed ways to refine these action plans by identifying the main sources of emissions and carrying out impact assessments on the solutions available to cut the Group’s carbon footprint.

17.4.1.2.1   Energy consumption of networks and buildings

A large-scale energy action plan was undertaken in 2008 to reduce energy consumption related to the operation of networks and information systems, which account for almost 70% of the Group’s total consumption. By the end of 2011, this action plan had been rolled out in 22 countries, including 9 in Africa. The Group hopes to save 170 GWh by 2012 thanks to this project. To date, estimates bearing on seven countries (including France, Spain and Poland, which account for 86% of reported savings) put savings at more than 145 GWh.

17.4.1.2.2   Promotion of renewable energies

Regarding renewable energy, at the end of 2011, more than 1,900 solar base stations were installed in 19 countries, mostly in Africa. The solar radio sites in service generate 12.8 GWh of solar power every year, saving the equivalent of 24.6 million liters of fuel oil and preventing the emission of 65,000 metric tons of CO2.

17.4.1.2.3   Reducing transport emissions

The Group has a worldwide fleet of over 31,000 company vehicles, accounting for nearly 10% of its total CO2 emissions. The overall objective is to move towards average emissions of 130 g of CO2 per kilometer. In France, new vehicles brought into service in 2011 emitted an average of 126 g of CO2 per kilometer.

Efforts to streamline the fleet of vehicles have helped reduce its size by more than 8% since 2006 (and by more than 16% for the fleet in France).

Several Group companies have introduced schemes to limit the use of private cars (company travel plans, car pooling, etc.).

Employees have solutions allowing them to reduce business travel (videoconferencing, teleconferencing, collaborative remote working tools, etc.). Numerous telepresence rooms are available to staff in several countries.

The Group also offers its customers, including businesses and local governments, various options for limiting travel and the associated greenhouse gas emissions (such as collaborative remote working, telemonitoring, vehicle fleet optimization) or making public transport easier to use (dynamic travel updates).

17.4.1.3   Waste management

France Telecom-Orange focuses on two major waste management issues:

•

optimizing the management of internally generated waste;

•

contributing to managing the waste generated by the products and services sold, with particular attention paid to the collection and recycling of mobile handsets.

17.4.1.3.1   Optimization of internal treatment processes

Guidelines defined in 2007 structure the implementation of appropriate processes for handling each category of waste in each country, according to three main principles:

•

measure the qualities of waste generated by activities, drawing up inventories for each country based on the Group’s classifications;

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•

ensure the waste goes through appropriate treatment processes taking account of the local environment;

•

ensure traceability of the source of this waste by progressively mapping the treatment processes in all countries.

In 2011, the Group’s CSR Department commissioned new audits of its WEEE processes (including network, IT and customer equipment) in three European countries: Spain, Poland and Slovakia. These audits were carried out by teams from the Group Purchasing Department and showed a good level of compliance with the WEEE Directive. They also highlighted areas for improvement, most importantly writing regulatory requirements formally into contracts with equipment suppliers, as well as formalizing communications between the different internal departments involved.

17.4.1.3.2   Second life for cell phones

•

In Europe, in accordance with the European WEEE Directive on electrical and electronic equipment waste, schemes to recover mobile telephones and other electronic equipment from customers have been in place for several years. Once collected, the equipment is passed on to environmental bodies or specialist partners who either recondition it to working order or oversee the recycling of components through approved processes. Going beyond its obligations under the WEEE Directive, France Telecom-Orange has embarked on a proactive policy to boost the collection rate of cell phones, running regular awareness-raising campaigns with customers and trialing financial incentive schemes in several of the Group’s European entities (France, Switzerland, Romania, Slovakia, Spain). In 2011, a million mobile handsets were collected in Europe through 2,000 collection points installed at Orange outlets.

•

In emerging markets, the Group is helping to set up structured processes for processing telephony equipment that has reached the end of its life. The France Telecom-Orange group plays an active role in international initiatives addressing management of electronic waste in Africa, including the UN Industrial Development Organization (UNIDO), the UN Environment Program (UNEP), the GeSI (Gobal e-Sustainability initiative) and the STEP initiative (solving the e-waste problem).

France Telecom-Orange has also partnered Emmaus International in sponsoring workshops for the collection and recovery of mobile waste in Africa. A first workshop opened in Burkina Faso in 2010, followed by two more in 2011 in Benin and Madagascar. Waste collected is shipped back to France, where it goes to the workshops of Bocage, a partner in the social employment sector, related to Emmaus, and is sorted and sent on to recycling plants across Europe. At end-2011, more than 31 tonnes of waste had been collected (equivalent to 210,000 mobiles) and 18 jobs created in Burkina Faso, Benin and Madagascar.

17.4.2  Eco design of products and awareness-raising among customers

As well as looking after its direct environmental impacts, France Telecom-Orange seeks to reduce the environmental impact of the products and services it sells to customers over the whole of their life cycle.

The Group does this in two ways:

•

continuously improving the environmental performance of its products and services through eco design;

•

helping customers to adopt environmentally responsible behaviors, via a pioneering environmental labeling program for its products, the provision of carbon calculators and by running awareness-raising campaigns.

The France Telecom-Orange group has carried out several new life cycle analyses, including one of a videoconferencing service and another of a music dematerialization service. The Group continues to study life cycle analyses produced in the IT sector and contributes actively to the creation of standards in this field.

As a result, in 2008 France Telecom-Orange became the first European operator to measure and publicize the environmental impacts of the different handsets it sold. This innovative process, developed in partnership with an LCA firm and the WWF, served a dual aim:

•

to make customers aware of the environmental impacts of the handsets they were buying so they could, if they wished, opt for the greenest handset in their desired category;

•

encourage manufacturers to produce more environmentally friendly handsets.

The labeling program was launched in Spain and Romania in 2010 and is currently being extended to all European countries.

For its corporate customers, Orange Business Services have also developed cutting edge tools for measuring the potential greenhouse gas savings from remote working solutions, as well as for making it easier for companies to integrate carbon impact considerations into their investment decisions.

17.4.3  Technologies that serve the environment

In tackling environmental challenges, information and communication technologies offer a unique potential for progress.

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This is why France Telecom-Orange’s constant innovation perfects technological solutions that allow everyone to live and act as an eco-citizen:

•

new ways of working (telework, collaborative work, dematerialization of processes, etc.);

•

new ways of moving (vehicle sharing, GPS technology, etc.);

•

new ways of thinking about cities and habitats (home automation, digital communities, etc.).

In 2011, for the third year running, France Telecom-Orange topped the Green Quadrant Sustainable Telecoms rankings for Europe, confirming its strong commitment to sustainable development, both in the solutions it offers customers and in the corporate social responsibility exercised throughout the Group.

A few examples of initiatives undertaken:

•

In 2011, Orange Business Services partnered JouleX in offering the first total energy audits of data centers in France, with a view to helping companies save energy and cut carbon emissions.

•

The turnkey videoconferencing solution perfected by Orange Business Services “Open Videopresence” is now available in 106 countries and means companies can hold meetings in France or internationally, either internally or with other companies.

•

In 2011, Orange Business Services launched its “Fleet Performance Management” service, which monitors travel times and distances traveled by vehicles without uploading GPS positions. Companies can considerably reduce the operating costs of their vehicle fleets without raising GPS issues. The solution allowed EDF, for instance, to cut its gasoline costs by 50,000 euros and its CO2 emissions by 62 tonnes.

•

In 2011, France Telecom-Orange won the “Environmentally Committed Digital Business” prize for its Shared Medical Imaging Solution at the Digital Green Growth awards, set up to honor digital creation, invention or technology that promotes sustainable development.

•

France Telecom-Orange is a pioneer of “Smart Cities”, thanks to the expertise of Orange Business Services. Since 2006, the Group has carried out several major projects in this field:

•

creation, with Veolia Eau, of m2o city in March 2011, an operator specializing in remote reading of smart water meters and environmental data,

•

advisory contracts for smart city projects under way in the Middle East,

•

pilot projects in association with world-leading transport and smart network companies.

•

In November 2011, France Telecom-Orange linked up with SNCF, PSA Peugeot Citroën and Total to create Ecomobilité Ventures, the first investment company owned by industrial firms and dedicated to sustainable mobility. Ecomobilité Ventures has share capital of 30 million euros.

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18  major shareholders

18.1 DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

366

18.1.1  Potential issue of new shares

366

18.1.2  Changes in the distribution of share capital during the last three financial years

367

18.1.3  Information on shareholders’ agreements

367

18.1.4  Additional information on the distribution of the float

367

18.2 DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

368

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18.1   DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

	December 31, 2011			December 31, 2010			December 31, 2009
Holder	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
French Government	356,194,433	13.45%	13.53%	356,757,953	13.47%	13.47%	350,418,080	13.23%	13.24%
ERAP	-	-	-	-	-	-	6,339,873	0.24%	0.24%
FSI (1)	357,526,131	13.50%	13.58%	357,526,133	13.50%	13.50%	357,526,133	13.50%	13.51%
Total Public Sector	713,720,564	26.94%	27.10%	714,284,086	26.97%	26.97%	714,284,086	26.97%	26.99%
Group Employees (2)	127,437,554	4.81%	4.84%	122,243,149	4.61%	4.61%	116,765,615	4.41%	4.41%
Treasury shares	15,456,045	0.58%	-	4,609	-	-	2,042,836	0.08%	-
Float	1,792,271,220	67.66%	68.00%	1,812,326,762	68.42%	68.42%	1,815,617,237	68.55%	68.60%
TOTAL	2,648,885,383	100%	100%	2,648,858,606	100%	100%	2,648,709,774	100%	100%

(1)  FSI, a company that is wholly owned by the French Government, both directly and indirectly through Caisse des Dépôts et Consignations.

(2)  Includes shares held under the Group’s Savings Plan and following grants of free shares (see Section 17.2.4 Compensation); does not include bearer shares.

To the best of France Telecom’s knowledge, no shareholder other than the French Government and Fonds Stratégique d’Investissement (FSI) directly or indirectly held more than 5% of the share capital or voting rights on the date of this document.

France Telecom’s Bylaws do not provide for double voting rights. The major shareholders do not have different voting rights than other shareholders.

18.1.1  Potential issue of new shares

The table below shows the number of new shares that would be issued in the event of the conversion or redemption in shares of all the securities granting access to share capital outstanding on December 31, 2011 and if all stock options existing on the same date were exercised, as well as the number of shares that would make up the Company’s share capital following the issue of these shares.

	Corresponding shares	% of capital (on fully diluted basis)
Perpetual bonds redeemable for shares (1)	64,578,974	2.36
Stock options (2)	27,337,224	1.00
Sub-total	91,916,198	3.35
Share capital on December 31, 2011	2,648,885,383	96.65
TOTAL	2,740,801,581	100.00

(1)  See Sections 21.3 TDIRA and 21.1.4 Convertible or exchangeable securities or securities with warrants and Note 10.3 to the consolidated financial statements (Section 20.1).

(2)  See Section 17.2.4 Compensation and Note 5.3.2 to the consolidated financial statements.

Note 13.3 Earnings per share to the consolidated financial statements (Section 20.1) shows the weighted average number of shares outstanding and diluted in accordance with IAS 33, Earnings per share.

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18.1.2  Changes in the distribution of share capital during the last three financial years

To the best of France Telecom’s knowledge, the substantial changes in shareholder base since January 1, 2009 are the result of:

•

the 357.5 million share contribution to FSI by the French Government in July 2009;

•

ERAP’s transfer of 87.1 million shares to the French Government in October 2009 (including 28.3 million in dividend payment due to the French Government in respect of the 2008 financial year and 58.8 million to reimburse a portion of the contribution made to ERAP by the French Government);

•

ERAP’s transfer of its entire shareholding (6.3 million shares) to the French Government in March 2010;

•

The Company’s buyback of 15.5 million treasury shares as part of the buyback program authorized by the Shareholders’ Meeting to meet obligations under its free share and stock option plans.

To the best of France Telecom’s knowledge there has been no major change to the distribution of the share capital and voting rights since December 31, 2011.

18.1.3  Information on shareholders’ agreements

By letter received on December 8, 2009, the AMF was notified of the execution, on November 25, 2009, of a shareholders’ agreement constituting an “action in concert” between FSI and the French Government.

This agreement, entered into for a two-year term, extendable by tacit renewal, provides for two concerted actions:

•

regarding the vote on resolutions at the France Telecom General Shareholders’ Meetings: the parties shall exchange their respective points of view, and if possible, seek a common position on the resolutions, without however being obliged to reach agreement;

•

in the event that planned share transactions occur and thresholds are crossed, the arrangement provides for (i) a general obligation between the parties to the agreement to provide prior notice of any transaction involving the Company’s shares or voting rights, (ii) an obligation of prior consultation in the event of an intended sale by the parties likely to take place close in time, under which each party undertakes not to carry out such plans without having, to the extent possible, aligned its analysis regarding the value of France Telecom shares with the other party’s, and having coordinated the practical details of the sale of said shares, (iii) an obligation of prior consultation in the event that either party is carrying out a transaction that would require the concerted parties to publish a declaration of intentions, and (iv) an obligation of prior approval by the other party where the transaction would result in the concerted parties going over a threshold that would trigger a mandatory public offer.

18.1.4  Additional information on the distribution of the float

France Telecom regularly identifies its shareholders via the “Identifiable Bearer Shares” (IBS) service. At December 31, 2011, institutional and other corporate investors held 61.1% of the share capital and individual investors 6.6%, broadly in line with the figures at end-2010.

BREAKDOWN OF FLOAT BY GEOGRAPHIC REGION AT DECEMBER 31, 2011:

France:	26.5%
United Kingdom:	11.5%
Other European countries:	29%
TOTAL EUROPE:	67%
North America:	26%
Rest of the world	7%
TOTAL	100%
Source: Thomson Reuten study based on TPI survey

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18.2   DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

Pursuant to Law no. 2003-1365 of December 31, 2003 and Decree no. 2004-387 of May 3, 2004, and since the sale by the French Government of an additional 10.85% of the France Telecom share capital on September 7, 2004, the specific control procedures over France Telecom by the French Government no longer apply. Nevertheless, pursuant to the Decree-Law of October 30, 1935, the Board of Directors must still include representatives of the French Government in proportion to the fraction of the France Telecom shares held by the Government. Thus, on the date of this document, the Government has three representatives out of a total of 15 members of France Telecom’s Board of Directors (see Section 14.1.1 Composition of the Board of Directors).

Furthermore, the French Government, acting in concert with FSI (see Section 18.1 Distribution of share capital and voting rights) could, in practice, determine the outcome of shareholder votes on any matter submitted for a simple majority vote at the Shareholders’ Meetings, given the low participation rate at Shareholders’ Meetings and in the absence of any other significant shareholder block. However, the Government does not hold any golden share, nor any other special advantage other than the right to have representatives on the Board of Directors as described above. France Telecom believes there is no risk that the French Government’s control will be improperly exercised.

Aside from the French Government and FSI, no individual or corporate body, either directly or indirectly, exerts or could exert control over France Telecom on their own, jointly, or in concert.

To the best of France Telecom’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

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19  transactions with parent companies

See Note 9.2, Information on the main associates, to the consolidated financial statements (Section 20.1.1).

France Telecom S.A. has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between France Telecom S.A. and most of its subsidiaries.

These agreements were entered into on an arm’s-length basis.

Subsidiaries operating under the Orange Brand

The subsidiaries operating under the Orange brand and Orange Brand Services Ltd, an entity indirectly wholly owned by France Telecom S.A., have signed a brand licensing contract which gives them the right to operate under the Orange brand. In line with this contract, these subsidiaries pay a fee for use of the Orange brand.

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20.1   CONSOLIDATED FINANCIAL STATEMENTS

20.1.1  Consolidated financial statements

Year ended December 31, 2011

CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per share data)	Note	2011	2010	2009
Revenues	3.1	45,277	45,503	44,845
External purchases	4.1	(19,638)	(19,375)	(18,748)
Other operating income	3.2	658	573	568
Other operating expense	4.2	(2,463)	(2,532)	(2,211)
Labor expenses	5.1	(8,815)	(9,214)	(9,010)
Gain (losses) on disposal of businesses and assets	2 & 7.1	246	62	(3)
Restructuring costs and similar items	8.1	(136)	(680)	(213)
General Court of the European Union ruling of November 30, 2009	4.6	-	-	(964)
Depreciation and amortization	7.1	(6,735)	(6,461)	(6,234)
Remeasurement resulting from business combinations	2	-	336	-
Reclassification of cumulative translation adjustment from liquidated entities	13.5	642	-	-
Impairment of goodwill	6.1	(611)	(509)	(449)
Impairment of assets	6.1	(380)	(127)	(69)
Share of profits (losses) of associates	9.1	(97)	(14)	138
Operating Income		7,948	7,562	7,650
Cost of gross financial debt	10.1	(2,066)	(2,117)	(2,232)
Income and expense on net debt assets	10.1	125	120	129
Foreign exchange gains (losses)	10.1	(21)	56	(42)
Other financial Income and expense	10.1	(71)	(59)	(61)
Finance costs, net		(2,033)	(2,000)	(2,206)
Income tax	12.1	(2,087)	(1,755)	(2,242)
Consolidated net income after tax of continuing operations		3,828	3,807	3,202
Consolidated net income after tax of discontinued operations	2	-	1,070	200
Consolidated net income after tax		3,828	4,877	3,402
Net income attributable to owners of the parent		3,895	4,880	3,018
Non-controlling interests		(67)	(3)	384
Earnings per shares (in euros)	13.3
Net income of continuing operations attributable to owners of France Telecom S.A.
• basic		1.47	1.44	1.06
• diluted		1.46	1.43	1.06
Net income of discontinued operations attributable to owners of France Telecom S.A.
• basic		-	0.40	0.08
• diluted		-	0.39	0.08
Net income attributable to owners of France Telecom S.A.
• basic		1.47	1.84	1.14
• diluted		1.46	1.82	1.14
The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in millions of euros	Note	2011	2010	2009
Consolidated net income after tax		3,828	4,877	3,402
Actuarial gains and losses on post-employment benefits	5.2	(46)	(117)	(64)
Income tax relating to items that will not be reclassified	12.2	(3)	57	14
Share of other comprehensive income in associates that will not be reclassified	9.1	(2)	29	0
Items that will not be reclassified to profit or loss (a)		(51)	(31)	(50)
Assets available for sale	10.7	(10)	(16)	32
Cash flow hedges	10.11	(3)	106	(173)
Net investment hedges	10.13	(14)	(80)	-
Exchange differences on translating foreign operations	13.5	(1,053)	619	(266)
Income tax relating to items that may be reclassified	12.2	9	5	62
Share of other comprehensive income in associates that may be reclassified	9.1	(9)	1	(0)
Items that may be reclassified subsequently to profit or loss (b)		(1,080)	635	(345)
Other comprehensive income of continuing operations for the year (a)+(b)		(1,131)	604	(395)
Cash flow hedges		-	(0)	(54)
Exchange differences on translating foreign operations	2	-	1,093	441
Other comprehensive income of discontinued operations for the year		-	1,093	387
Consolidated other comprehensive income for the year		(1,131)	1,697	(8)
Total comprehensive income for the year		2,697	6,574	3,394
Total comprehensive income attributable to owners of the parent		2,868	6,522	3,011
Non-controlling interests		(171)	52	383
The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
ASSETS
Goodwill	6.2	27,340	29,033	27,797
Other Intangible assets	7.2	11,343	11,302	9,953
Property, plant and equipment	7.3	23,634	24,756	23,547
Interests in associates	9.1	7,944	8,176	937
Assets available for sale	10.7	89	119	220
Non-current loans and receivables	10.2	994	891	2,554
Non-current financial assets at fair value through profit or loss	10.9	114	96	199
Non-current hedging derivatives assets	10.10	428	328	180
Other non-current assets	3.5	94	21	32
Deferred tax assets	12.3	3,551	4,424	3,775
Total non-current assets		75,531	79,146	69,194
Inventories	4.3	631	708	617
Trade receivables	3.3	4,905	5,596	5,451
Current loans and other receivables	10.2	1,165	775	1,093
Current financial assets at fair value through profit or loss, excluding cash equivalents	10.9	948	758	91
Current hedging derivatives assets	10.10	66	72	18
Other current assets	3.5	2,284	2,346	1,828
Current tax assets	12.3	124	124	142
Prepaid expenses	4.5	368	323	407
cash equivalents	10.2	6,733	3,201	2,911
Cash	10.2	1,311	1,227	894
Total current assets		18,535	15,130	13,452
Assets held for sale (1)	2	2,017	-	8,264
TOTAL ASSETS		96,083	94,276	90,910
(1) Orange Suisse in 2011 and Orange in the United Kingdom in 2009. The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
EQUITY AND LIABILITIES
Share capital		10,596	10,595	10,595
Additional paid-in capital		15,731	15,731	15,730
Retained earnings		1,246	2,775	539
Equity attributable to the owners of the parent		27,573	29,101	26,864
Non-controlling interests		2,019	2,448	2,713
Total equity	13	29,592	31,549	29,577
Non-current trade payables	4.4	380	466	411
Non-current financial liabilities at amortized cost, excluding trade payables	10.2	33,933	31,617	30,502
Non-current financial liabilities at fair value through profit or loss	10.6	259	2,175	614
Non-current hedging derivatives liabilities	10.10	277	250	693
Non-current employee benefits	5.2	1,688	1,826	1,223
Non-current provisions	8.2	991	1,009	1,009
Other non-current liabilities	4.6	487	528	565
Deferred tax liabilities	12.3	1,264	1,265	1,043
Total non-current liabilities		39,279	39,136	36,060
Current trade payables	4.4	8,151	8,274	7,531
Current financial liabilities at amortized cost, excluding trade payables	10.2	5,440	4,525	6,230
Current financial liabilities at fair value through profit or loss	10.6	2,019	366	73
Current hedging derivatives liabilities	10.10	3	18	1
Current employee benefits	5.2	1,829	1,816	1,687
Current provisions	8.2	1,506	1,546	1,217
Other current liabilities	4.6	2,277	2,105	2,629
Current tax payables	12.3	2,625	2,353	282
Deferred income	3.4	2,322	2,588	2,443
Total current liabilities		26,172	23,591	22,093
Liabilities related to assets held for sale (1)	2	1,040	-	3,180
TOTAL EQUITY AND LIABILITIES		96,083	94,276	90,910
(1) Orange Suisse in 2011 and Orange in the United Kingdom in 2009. The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(amount in millions of euros)	Note	Attributable to owners of the parent						Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance at January 1, 2009		2,614,991,236	10,460	15,325	992	255	27,032	3,289	222	3,511	30,543
Consolidated comprehensive income		-	-	-	3,018	(7)	3,011	384	(1)	383	3,394
Capital increase	13.1	33,718,538	135	405	-	-	540	-	-	-	540
Share-based compensation	5.3	-	-	-	37	-	37	3	-	3	40
Purchase of treasury shares	13.2	-	-	-	(37)	-	(37)	-	-	-	(37)
Dividends	13.4 13.6	-	-	-	(3,679)	-	(3,679)	(571)	-	(571)	(4,250)
Changes in ownership interests with no gain/loss of control	2	-	-	-	-	-	-	(659)	-	(659)	(659)
Changes in ownership interests with gain/loss of control	2	-	-	-	-	-	-	-	-	-	-
Other movements		-	-	-	(40)	-	(40)	46	-	46	6
Balance at December 31, 2009		2,648,709,774	10,595	15,730	291	248	26,864	2,492	221	2,713	29,577
Consolidated comprehensive income		-	-	-	4,880	1,642	6,522	(3)	55	52	6,574
Capital increase	13.1	148,832	-	1	-	-	1	-	-	-	1
Share-based compensation	5.3	-	-	-	10	-	10	4	-	4	14
Purchase of treasury shares	13.2	-	-	-	(1)	-	(1)	-	-	-	(1)
Dividends	13.4 13.6	-	-	-	(3,706)	-	(3,706)	(610)	-	(610)	(4,316)
Changes in ownership interests with no gain/loss of control	2	-	-	-	(37)	-	(37)	2	-	2	(35)
Changes in ownership interests with gain/loss of control	2	-	-	-	(529)	-	(529)	275	-	275	(254)
Other movements		-	-	-	(23)	-	(23)	12	-	12	(11)
Balance at December 31, 2010		2,648,858,606	10,595	15,731	885	1,890	29,101	2,172	276	2,448	31,549
Consolidated comprehensive income		-	-	-	3,895	(1,027)	2,868	(67)	(104)	(171)	2,697
Capital increase	13.1	26,777	1	-	-	-	1	-	-	-	1
Share-based compensation	5.3	-	-	-	19	-	19	2	-	2	21
Purchase of treasury shares	13.2	-	-	-	(223)	-	(223)	-	-	-	(223)
Dividends	13.4 13.6	-	-	-	(3,703)	-	(3,703)	(687)	-	(687)	(4,390)
Changes in ownership interests with no gain/loss of control	2	-	-	-	(10)	-	(10)	(26)	-	(26)	(36)
Changes in ownership interests with gain/loss of control	2	-	-	-	-	-	-	-	-	-	-
Other movements	13.6	-	-	-	(480)	-	(480)	453	-	453	(27)
Balance at December 31, 2011		2,648,885,383	10,596	15,731	383	863	27,573	1,847	172	2,019	29,592

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ANALYSIS OF CHANGES IN SHAREHOLDERS’ EQUITY RELATED TO COMPONENTS OF OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests					Total other comprehensive income
	Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Other components of compre-hensive income of associates	Total	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Total
Balance at January 1, 2009	26	645	(135)	(90)	(187)	(4)	255	(5)	242	(19)	4	222	477
Changes in components of other comprehensive income	32	(233)	172	(52)	74	-	(7)	6	3	(12)	2	(1)	(8)
Balance at December 31, 2009	58	412	37	(142)	(113)	(4)	248	1	245	(31)	6	221	469
Changes in components of other comprehensive income	(16)	28	1,652	(112)	60	30	1,642	(2)	60	(5)	2	55	1,697
Balance at December 31, 2010	42	440	1,689	(254)	(53)	26	1,890	(1)	305	(36)	8	276	2,166
Changes in components of other comprehensive income	(10)	(18)	(937)	(57)	6	(11)	(1,027)	1	(116)	11	-	(104)	(1,131)
Balance at December 31, 2011	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035
The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
OPERATING ACTIVITIES
Consolidated net income		3,828	4,877	3,402
Adjustments to reconcile net income (loss) to funds generated from operations
Gains (losses) on disposal of assets	2-7.1	(246)	(62)	5
Gain on disposal of entities in the United Kingdom	2	-	(960)	-
Depreciation and amortization	7.2-7.3	6,735	6,461	6,921
Change in other provisions		(339)	764	(41)
Remeasurement resulting from business combinations	2	-	(336)	-
Reclassification of cumulative translation adjustment from liquidated entities	13.5	(642)	-	-
Impairment of goodwill	6.2	611	509	450
Impairment of non-current assets	7.2-7.3	380	129	69
Share of profits (losses) of associates	9.1	97	14	(138)
Operational net foreign exchange and derivatives		44	1	102
Finance costs, net	10.1	2,033	2,001	2,203
Income tax	12.1	2,087	1,779	2,285
Share-based compensation	5.1	21	14	41
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories, net		43	(13)	232
Decrease (increase) in trade receivables, gross		596	228	242
Increase (decrease) in trade payables		(41)	(3)	(625)
Other changes in working capital requirements
Decrease (increase) in other receivables		(60)	(319)	131
Increase (decrease) in other payables		(169)	425	(173)
General Court of the European Union’s ruling of November 30, 2009 (1)	15.1	-	(964)	964
Other net cash out
Dividends and interest income received		693	629	201
Interest paid and interest rates effects on derivatives, net		(1,771)	(2,051)	(1,692)
Income tax paid		(1,021)	(535)	(576)
Net cash provided by operating activities (2)		12,879	12,588	14,003
Of which discontinued operations – United Kingdom	2	-	87	941
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (3)	7.2-7.3	(6,711)	(6,102)	(5,454)
Increase (decrease) in amounts due to fixed asset suppliers		39	150	(423)
Proceeds from sales of property, plant and equipment and intangible assets	7	74	64	92
Cash paid for investment securities, net of cash acquired
Congo China Telecom	2	(153)	-	-
Compagnie Européenne de Téléphonie	2	(61)	-	-
ECMS	2	-	(152)	-
LINK dot NET and Link Egypt	2	-	(41)	-
Other		(3)	(104)	(28)
Investments in affiliates, net of cash acquired
Korek Telecom	2	(305)	-	-
Dailymotion	2	(66)	-	-
Médi Telecom	2	(3)	(744)	-
Orange Tunisie	2	-	-	(95)
Compagnie Européenne de Téléphonie	2	-	-	(20)
Other		(18)	(24)	-
Proceeds from sales of investment securities, net of cash transferred
TP Emitel	2	410	-	-
Other proceeds from sales		42	(19)	11
Decrease (increase) in securities and other financial assets
Securities at fair value	10.9	(67)	(645)	596
Escrow deposit related to the General Court of the European Union’s ruling (1)	10.8	-	964	-
Partial redemption of loan granted to Everything Everywhere	10.8	511	706	-
Other		3	(4)	(76)
Net cash used in investing activities		(6,308)	(5,951)	(5,397)
Of which discontinued operations – United Kingdom	2	-	(107)	(406)

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CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
FINANCING ACTIVITIES
Issuances
Bonds	10.4	3,870	3,948	4,638
Other long-term debt	10.5	461	405	421
Redemptions and repayments
Bonds	10.4	(1,345)	(6,413)	(4,963)
Other long-term debt	10.5	(372)	(575)	(2,248)
Equity portion of hybrid debt	10.3	-	-	(97)
Other changes
Increase (decrease) in bank overdrafts and short-term borrowings	10	(570)	238	(1,253)
Decrease (increase) in deposits and other debt-linked financial assets	10	2	778	(590)
Exchange rates effects on derivatives, net		(238)	(149)	(360)
Purchase of treasury shares	13.2	(275)	11	(8)
Changes in ownership interests with no gain/loss of control
Of which Orange Botswana		-	(38)	-
Of which FT España	2	-	-	(1,387)
Of which others		(8)	(8)	1
Capital increase (decrease) – owners of the parent company	13.1	1	1	2
Capital increase (decrease) – non-controlling interests		-	3	2
Dividends paid to non-controlling interests	13.6	(683)	(612)	(571)
Dividends paid to owners of the parent company	13.4	(3,703)	(3,706)	(3,141)
Net cash used in financing activities		(2,860)	(6,117)	(9,554)
Of which discontinued operations – United Kingdom	2	-	66	(554)
Net change in cash and cash equivalents		3,711	520	(948)
Of which discontinued operations – United Kingdom	2	-	46	(19)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(78)	103	59
Of which discontinued operations – United Kingdom	2	-	6	(11)
Cash and cash equivalents at beginning of period		4,428	3,805	4,694
Of which cash		1,227	894	928
Of which cash equivalents		3,201	2,911	3,766
Of which discontinued operations	2	-	-	30
Cash and cash equivalents at end of period		8,061	4,428	3,805
Of which cash		1,311	1,227	894
Of which cash equivalents		6,733	3,201	2,911
Of which operations held for sale – Orange Suisse	2	17	-	-

(1)  Following the General Court of the European Union’s decision of November 30, 2009 on the French business tax (taxe professionnelle – see Note 15), an expense of 964 million euros was recognized, with no effect on net cash flow provided by operating activities in 2009. This entire amount had been deposited into an escrow account. The transfer of the amount in escrow to the government on January 7, 2010 did not affect cash flow, as the (964) million euros impact on net cash flow provided by operating activities was offset by a positive impact of 964 million euros on net cash used in investing activities, associated with the balance of the escrow account.

(2)  In 2011, net cash flow provided by operating activities includes (339) million euros in change in other provisions, mainly due to a (248) million reversal for the television publishing operations.

It also includes a 494 million euros dividend received from the Everything Everywhere joint venture.

(3)  Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 180 million euros (157 million euros at December 31, 2010 and 170 million euros at December 31, 2009) have no impact on the statement of cash flows at the time of acquisition.

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Segment information

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total France Telecom	DT/FT joint venture
									Everything Everywhere (100%)
Revenues	22,534	3,993	3,625	8,795	7,101	1,610	(2,381)	45,277	7,817
• external	21,551	3,946	3,585	8,434	6,660	1,101	-	45,277	7,817
• inter-segment	983	47	40	361	441	509	(2,381)	-	-
External purchases	(8,564)	(2,742)	(1,703)	(4,558)	(4,120)	(3,183)	5,232	(19,638)	(5,444)
Other operating income	1,142	68	100	140	139	2,877	(3,808)	658	20
Other operating expense	(1,692)	(298)	(339)	(548)	(285)	(258)	957	(2,463)	(403)
Labor expenses	(4,817)	(181)	(495)	(817)	(1,544)	(961)	-	(8,815)	(552)
Gain (losses) on disposal of businesses and assets	-	1	201	(8)	-	52	-	246	(1)
Restructuring costs and similar items	(34)	(2)	(42)	(11)	(15)	(32)	-	(136)	(88)
Reported EBITDA	8,569	839	1,347	2,993	1,276	105	-	15,129	1,349
Depreciation and amortization	(2,327)	(1,005)	(902)	(1,570)	(337)	(594)	-	(6,735)	(1,428)
Remeasurement resulting from business combinations	-	-	-	-	-	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	642	-	642	-
Impairment of goodwill	-	-	-	(611)	-	-	-	(611)	-
Impairment of fixed assets	(1)	(2)	(2)	(212)	(1)	(162)	-	(380)	-
Share of profits (losses) of associates	-	-	-	(5)	2	(94)	-	(97)	-
Operating income	6,241	(168)	443	595	940	(103)	-	7,948	(78)
Finance costs, net								(2,033)	(52)
Income tax								(2,087)	10
Consolidated net income after tax of continuing operations								3,828

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Consolidated net income after tax								3,828	(120)
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,619	405	627	1,409	343	367	-	5,770	633
• telecommunications licenses	293	580	-	68	-	-	-	941	-
• financed through finance leases	-	5	-	-	-	175	-	180	-
TOTAL INVESTMENTS (3)	2,912	990	627	1,477	343	542	-	6,891	633

(1)  Including revenues of 5,141 million euros for France, 193 million euros for the United Kingdom, 34 million euros for Spain, 15 million euros for Poland, 421 million euros for the Rest of Europe and 1,297 million euros for the Rest of the World.

Including tangible and intangible assets of 232 million euros for France, 12 million euros for the United Kingdom, 34 million euros for the Rest of Europe and 65 million euros for the Rest of the World.

(2)  Including revenues of 1,450 million euros for France, 33 million euros for the United Kingdom, 28 million euros for the Rest of Europe and 99 million euros for the Rest of the World.

Including tangible and intangible assets of 532 million euros for France, 3 million euros for the United Kingdom, 3 million euros for the Rest of Europe and 4 million euros for the Rest of the World.

(3)  Including 2,432 million euros for other intangible assets and 4,459 million euros for other tangible assets.

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CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (3)	International Carriers & Shared Services (4)	Eliminations	Total France Telecom	Discontinued operations		DT/FT joint venture
									United Kingdom (1)	Eliminations and other items	Everything Everywhere (100%) (2)
Revenues	23,308	3,821	3,934	8,248	7,216	1,600	(2,624)	45,503	1,282	(20)	6,243
• external	22,138	3,777	3,892	7,884	6,742	1,070	-	45,503	1,275	(13)	6,243
• inter-segment	1,170	44	42	364	474	530	(2,624)	-	7	(7)	-
External purchases	(8,971)	(2,640)	(1,796)	(4,140)	(4,310)	(3,468)	5,950	(19,375)	(920)	22	(4,396)
Other operating income	1,248	46	49	108	161	3,241	(4,280)	573	7	(37)	16
Other operating expense	(1,762)	(286)	(455)	(535)	(263)	(185)	954	(2,532)	(78)	35	(337)
Labor expenses	(4,950)	(175)	(555)	(726)	(1,485)	(1,323)	-	(9,214)	(97)	-	(456)
Gain (losses) on disposal of businesses and assets	(3)	(1)	11	(5)	(1)	61	-	62	960	-	-
Restructuring costs and similar items	(57)	-	(8)	(9)	(19)	(587)	-	(680)	(57)	-	(82)
Reported EBITDA	8,813	765	1,180	2,941	1,299	(661)	-	14,337	1,097	-	988
Depreciation and amortization	(2,249)	(979)	(948)	(1,293)	(341)	(651)	-	(6,461)	-	-	(1,035)
Remeasurement resulting from business combinations	-	-	-	336	-	-	-	336	-	-	-
Impairment of goodwill	-	-	-	(509)	-	-	-	(509)	-	-	-
Impairment of fixed assets	(1)	(2)	(3)	(122)	-	1	-	(127)	(2)	-	-
Share of profits (losses) of associates	4	(2)	-	27	-	(43)	-	(14)	-	-	-
Operating income	6,567	(218)	229	1,380	958	(1,354)		7,562	1,095	-	(47)
Finance costs, net								(2,000)	(1)	-	(37)
Income tax								(1,755)	(24)	-	(15)
Consolidated net income after tax of continuing operations								3,807		-
Consolidated net income after tax of discontinued operations								1,070	1,070	-

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Consolidated net income after tax								4,877		-	(99)
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,568	397	679	1,248	318	312	-	5,522	68	-	378
• telecommunications licenses	285	-	-	227	-	-	-	512	-	-	-
• financed through finance leases	-	5	1	-	5	142	-	153	4	-	-
TOTAL INVESTMENTS (5)	2,853	402	680	1,475	323	454	-	6,187	72	-	378

(1)  Net income of entities in the United Kingdom until April 1, 2010, disposal date (see Note 2).

(2)  Net income of the joint venture held 50/50 by France Telecom (FT) and Deutsche Telekom (DT), which was created on April 1, 2010 and combines their UK activities (see Note 2).

(3)  Including revenues of 5,307 million euros for France, 259 million euros for the United Kingdom, 2 million euros for Poland, 23 million euros for Spain, 627 million euros for the Rest of Europe and 998 million euros for the Rest of the World.

Including tangible and intangible assets of 212 million euros for France, 9 million euros for the United Kingdom, 2 million euros for Spain, 34 million euros for the Rest of Europe and 66 million euros for the Rest of the World.

(4)  Including revenues of 1,478 million euros for France, 33 million euros for the United Kingdom, 5 million euros for the Rest of Europe and 84 million euros for the Rest of the World.

Including tangible and intangible assets of 451 million euros for France and 3 million euros for the Rest of the World.

(5)  Including 1,914 million euros for other intangible assets and 4,273 million euros for other tangible assets.

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CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2009

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total France Telecom	Discontinued operations
									United Kingdom (1)	Eliminations and other items
Revenues	23,651	3,887	3,831	7,210	7,532	1,387	(2,653)	44,845	5,108	(97)
• external	22,296	3,844	3,795	6,869	7,056	985	-	44,845	5,068	(57)
• inter-segment	1,355	43	36	341	476	402	(2,653)	-	40	(40)
External purchases	(8,949)	(2,735)	(1,721)	(3,525)	(4,549)	(3,283)	6,014	(18,748)	(3,485)	95
Other operating income	1,434	41	39	127	139	3,112	(4,324)	568	68	(143)
Other operating expense	(1,823)	(281)	(154)	(434)	(193)	(289)	963	(2,211)	(343)	133
Labor expenses	(4,951)	(181)	(536)	(635)	(1,397)	(1,310)	-	(9,010)	(386)	-
Gain (losses) on disposal of businesses and assets	(12)	-	8	-	(4)	5	-	(3)	(2)	-
Restructuring costs and similar items	(82)	(2)	(5)	(10)	(29)	(85)	-	(213)	(21)	-
General Court of the European Union’s ruling of November 30, 2009	-	-	-	-	-	(964)	-	(964)	-
Reported EBITDA	9,268	729	1,462	2,733	1,499	(1,427)	-	14,264	939	(12)
Depreciation and amortization	(2,191)	(1,001)	(959)	(1,063)	(357)	(663)	-	(6,234)	(687)	-
Impairment of goodwill	-	-	(400)	(49)	-	-	-	(449)	(1)	-
Impairment of fixed assets	-	(2)	(8)	(32)	(19)	(8)	-	(69)	-	-
Share of profits (losses) of associates	(16)	-	-	107	-	47	-	138	-	-
Operating income	7,061	(274)	95	1,696	1,123	(2,051)	-	7,650	251	(12)
Finance costs, net								(2,206)	3	1
Income tax								(2,242)	(43)	-
Consolidated net income after tax of continuing operations								3,202
Consolidated net income after tax of discontinued operations								200	211	(11)

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Consolidated net income after tax								3,402
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,160	440	500	1,143	298	500	-	5,041	355	-
• telecommunications licenses	-	(7)	-	65	-	-	-	58	-	-
• financed through finance leases	-	3	8	-	16	134	-	161	9	-
TOTAL INVESTMENTS (4)	2,160	436	508	1,208	314	634	-	5,260	364	-

(1)  Net income of entities in the United Kingdom until April 1, 2010, disposal date.

(2)  Including revenues of 5,659 million euros for France, 241 million euros for the United Kingdom, 2 million euros for Poland, 19 million euros for Spain, 623 million for the Rest of Europe and 988 million euros for the Rest of the World.

Including tangible and intangible assets of 192 million euros for France, 13 million euros for the United Kingdom, 2 million euros for Spain, 33 million euros for the Rest of Europe and 74 million euros for the Rest of the World.

(3)  Including revenues of 1,301 million euros for France, 8 million euros for the United Kingdom, and 78 million euros for the Rest of the World.

Including tangible and intangible assets of 631 million euros for France, 1 million euros for the United Kingdom, and 2 million euros for the Rest of the World.

(4)  Including 1,339 million euros for other intangible assets and 3,921 million euros for other tangible assets.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items	Total France Telecom	DT/FT joint venture
									Everything Everywhere (100%)
Goodwill	15,348	4,723	1,552	5,218	429	70	-	27,340	6,815
Other intangible assets	2,826	1,495	642	2,340	338	3,702	-	11,343	6,460
Property, plant and equipment	10,724	1,786	3,342	5,181	462	2,139	-	23,634	2,656
Interests in associates	6	1	4	988	26	6,919	-	7,944	2
Other	3	2	(1)	5	10	74	5,177	5,270	289
Total non-current assets	28,907	8,007	5,539	13,732	1,265	12,904	5,177	75,531	16,222
Inventories	247	90	48	158	37	51	-	631	152
Trade receivables	2,459	468	340	1,089	750	818	(1,019)	4,905	1,051
Prepaid expenses	63	31	17	72	96	105	(16)	368	450
Other	1,012	30	51	402	116	261	10,759	12,631	371
Total current assets	3,781	619	456	1,721	999	1,235	9,724	18,535	2,024
TOTAL ASSETS	32,688	8,626	5,995	15,453	2,264	14,139	14,901	94,066	18,246
Assets held for sale (3)				2,017				2,017	-
TOTAL ASSETS								96,083	18,246
Equity	-	-	-	-	-	-	29,592	29,592	13,468
Non-current trade payables	153	7	185	34	1	-	-	380	-
Non-current employee benefits	1,035	2	65	65	160	361	-	1,688	50
Non-current provisions	408	186	68	115	10	204	-	991	547
Other	448	-	4	7	-	28	35,733	36,220	1,081
Total non-current liabilities	2,044	195	322	221	171	593	35,733	39,279	1,678

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Current trade payables	3,397	1,284	718	1,892	695	1,187	(1,022)	8,151	2,004
Current employee benefits	987	27	54	157	321	283	-	1,829	32
Current provisions	485	19	706	105	24	167	-	1,506	35
Deferred income	1,478	103	133	360	188	76	(16)	2,322	300
Other	896	41	45	505	167	217	10,493	12,364	729
Total current liabilities	7,243	1,474	1,656	3,019	1,395	1,930	9,455	26,172	3,100
TOTAL EQUITY AND LIABILITIES	9,287	1,669	1,978	3,240	1,566	2,523	74,780	95,043	18,246
Liabilities related to assets held for sale (3)				1,040				1,040	-
TOTAL EQUITY AND LIABILITIES								96,083	18,246

(1)  Some trade receivables generated by the Enterprise segment (approximately 192 million euros) are included in the France segment, which is responsible for their collection.

Including intangible and intangible assets of 512 million euros for France, 35 million euros for the United Kingdom, 4 million euros for Spain, 97 million euros for the Rest of Europe and 152 million euros for the Rest of the World.

(2)  Including tangible and intangible assets of 2,647 million euros for France, 3,138 million euros for the United Kingdom, 15 million euros for the Rest of Europe and 41 million euros for the Rest of the World.

(3)  Relating to the sale of Orange Suisse (see Note 2).

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   387

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items	Total France Telecom	DT/FT joint venture
									Everything Everywhere (100%) (1)
Goodwill	15,305	4,723	1,846	6,665	427	67	-	29,033	6,613
Other intangible assets	2,361	1,276	895	2,600	306	3,864	-	11,302	7,100
Property, plant and equipment	10,399	1,963	4,144	5,706	471	2,073	-	24,756	2,539
Interests in associates	61	-	1	819	25	7,270	-	8,176	14
Other	-	2	-	5	12	2	5,858	5,879	313
Total non-current assets	28,126	7,964	6,886	15,795	1,241	13,276	5,858	79,146	16,579
Inventories	329	79	68	165	31	36	-	708	167
Trade receivables	2,995	500	412	1,104	819	894	(1,128)	5,596	951
Prepaid expenses	64	19	24	69	86	74	(13)	323	430
Other	1,246	43	67	334	110	149	6,554	8,503	853
Total current assets	4,634	641	571	1,672	1,046	1,153	5,413	15,130	2,401
TOTAL ASSETS	32,760	8,605	7,457	17,467	2,287	14,429	11,271	94,276	18,980
Equity							31,549	31,549	14,234
Non-current trade payables	187	11	189	79	-	-	-	466	-
Non-current employee benefits	1,111	7	87	128	137	356	-	1,826	-
Non-current provisions	412	128	48	114	9	298	-	1,009	622
Other	494	-	-	6	-	28	35,307	35,835	94
Total non-current liabilities	2,204	146	324	327	146	682	35,307	39,136	716

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   388

Current trade payables	3,607	1,126	794	1,771	811	1,290	(1,125)	8,274	1,517
Current employee benefits	922	20	67	123	314	370	-	1,816	32
Current provisions	467	34	564	119	31	331	-	1,546	99
Deferred income	1,747	83	151	357	170	94	(14)	2,588	323
Other	774	40	54	468	171	202	7,658	9,367	2,059
Total current liabilities	7,517	1,303	1,630	2,838	1,497	2,287	6,519	23,591	4,030
TOTAL EQUITY AND LIABILITIES	9,721	1,449	1,954	3,165	1,643	2,969	73,375	94,276	18,980

(1)  Statement of financial position of the joint venture held 50/50 by France Telecom (FT) and Deutsche Telekom (DT) which was created on April 1, 2010 and combines their UK activities (see Note 2).

(2)  Some trade receivables generated by the Enterprise segment (approximately 202 million euros) are included in the France segment, which is responsible for their collection.

Including tangible and intangible of 490 million euros for France, 4 million euros for Spain, 1 million euros for Poland, 35 million euros for the United Kingdom, 105 million euros for the Rest of Europe and 142 million euros for the Rest of the World.

(3)  Including tangible and intangible assets of 2,734 million euros for France, 3,139 million euros for the United Kingdom, 19 million euros for the Rest of Europe and 44 million euros for the Rest of the World.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   389

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2009

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items	Total France Telecom	Discontinued operations
									United Kingdom (1)	Eliminations and other items
Goodwill	15,305	4,723	1,788	5,511	402	68	-	27,797	1,517	-
Other intangible assets	2,042	1,662	842	1,043	293	4,071	-	9,953	3,756	-
Property, plant and equipment	10,121	2,144	4,319	4,413	488	2,062	-	23,547	1,795	-
Interests in associates	57	2	1	724	6	147	-	937	2	-
Other	-	-	-	13	18	-	6,929	6,960	-	1,408
Total non-current assets	27,525	8,531	6,950	11,704	1,207	6,348	6,929	69,194	7,070	1,408
Inventories	292	69	56	134	25	41	-	617	123	-
Trade receivables	2,936	494	359	1,057	773	1,448	(1,616)	5,451	596	48
Prepaid expenses	96	19	24	49	95	153	(29)	407	289	-
Other	1,097	32	29	255	116	95	5,353	6,977	186	175
Total current assets	4,421	614	468	1,495	1,009	1,737	3,708	13,452	1,194	223
TOTAL ASSETS	31,946	9,145	7,418	13,199	2,216	8,085	10,637	82,646	8,264	1,631
Assets held for sale							8,264	8,264	8,264
TOTAL ASSETS								90,910
Equity							29,577	29,577	-	-
Non-current trade payables	203	15	193	-	-	-	-	411	-	-
Non-current employee benefits	739	7	70	87	112	208	-	1,223	-	-
Non-current provisions	635	154	52	78	21	69	-	1,009	98	-
Other	536	-	-	-	-	28	32,853	33,417	1,645	1,407
Total non-current liabilities	2,113	176	315	165	133	305	32,853	36,060	1,743	1,407

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   390

Current trade payables	3,836	1,244	603	1,528	767	1,169	(1,616)	7,531	914	48
Current employee benefits	805	25	74	117	284	382	-	1,687	19	-
Current provisions	717	29	294	54	44	79	-	1,217	19	-
Deferred income	1,710	78	155	263	175	93	(31)	2,443	263	-
Other	814	31	44	269	144	1,122	6,791	9,215	222	176
Total current liabilities	7,882	1,407	1,170	2,231	1,414	2,845	5,144	22,093	1,437	224
TOTAL EQUITY AND LIABILITIES	9,995	1,583	1,485	2,396	1,547	3,150	67,574	87,730	3,180	1,631
Liabilities related to assets held for sale							3,180	3,180	3,180
TOTAL EQUITY AND LIABILITIES								90,910

(1)  Corresponds to the statement of financial position of the operations of entities in the United Kingdom until April 1, 2010, disposal date.

Excluding contributed net debt of 1,407 million euros and cash generated from operating cash flow of 172 million euros, included in the “Eliminations and unallocated items” segment.

(2)  Some trade receivables generated by the Enterprise segment (approximately 285 million euros) are included in the France segment, which is responsible for their collection.

Including other tangible and intangible assets of 511 million euros for France, 3 million euros for Spain, 1 million euros for Poland, 37 million euros for the United Kingdom, 97 million euros for the Rest of Europe and 133 million euros for the Rest of the World.

(3)   Including tangible intangible assets of 2,933 million euros for France, 3,146 million euros for the United Kingdom and 52 million euros for the Rest of the World.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   391

Notes to the consolidated financial statements

Notes index

NOTE 1     Description of business and basis of preparation of the consolidated financial statements

393

NOTE 2     Main changes in scope of consolidation and gains and losses on disposal of businesses

397

NOTE 3     Sales

404

NOTE 4     Purchases

407

NOTE 5     Employee benefits

409

NOTE 6     Impairment losses and goodwill

417

NOTE 7     Assets and gains on disposal of assets

422

NOTE 8     Provisions

425

NOTE 9     Interests in associates

428

NOTE 10   Financial assets, liabilities and financial results

432

NOTE 11   Information on market risk and fair value of financial assets and liabilities

444

NOTE 12   Income tax

455

NOTE 13   Shareholders’ equity

460

NOTE 14   Unrecognized contractual commitments

465

NOTE 15   Litigation

470

NOTE 16   Subsequent events

476

NOTE 17   Scope of consolidation and associates

478

NOTE 18   Accounting policies

484

NOTE 19   Executive compensation

498

NOTE 20   Fees paid to Statutory Auditors

499

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   392

NOTE 1   Description of business and basis of preparation of the consolidated financial statements

1.1   Description of business

The France Telecom Group (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

The telecommunications operator activities are regulated and depend on the grant of licenses.

1.2   Basis of preparation of the 2011 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors at its meeting of February 21, 2012 and will be submitted for approval at the Shareholders’ Meeting on June 5, 2012.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2011 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2010 and 2009 compiled using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has no effect on the Group accounts. Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the financial year 2011 are based on:

•

all standards endorsed by the European Union and interpretations compulsory as of December 31, 2011, the earlier application of the amendment to IAS 1 relating to the presentation of items of other comprehensive income and the amendment to IFRS 7 relating to the disclosures of transfers of financial assets. Other standards and interpretations applicable from January 1, 2011 have no consequence on the Group’s financial statements to date;

•

the recognition and measurement alternatives proposed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 19	Employee Benefits	Recognition of actuarial gains and losses related to post-employment defined benefit plans in the other comprehensive income from January 1, 2004
IAS 38	Intangible Assets	Measurement at amortized historical cost

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   393

•

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the Group):

Standard		IFRS 1 alternative used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the IFRS 3 provisions of this standard for business combinations prior to the transition date

Acquisition of non-controlling interests accounted for as goodwill for the difference between the acquisition cost and the minority interest share in the net equity, with no remeasurement of the assets and liabilities acquired

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were remeasured at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996

IAS 19	Employee Benefits	Recognition of all actuarial gains and losses existing as of January 1, 2004 in equity
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit of loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

•

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	18.1
Non-controlling interests
• change in ownership interest in a subsidiary	18.1
• commitment to purchase non-controlling interests	18.11
Taxes	18.3
Income taxes	18.10

Lastly, where a specific transaction is not dealt with in any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   394

1.3   Standards and interpretations compulsory after December 31, 2011 with no early application decided by the Group

Among these standards and interpretations, those which could affect the Group’s future consolidated financial statements are:

Standard / Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2015)

The standard is the first part of the three-part project that will supersede IAS 39 “Financial Instruments: Recognition and Measurement”.

This first part deals with the classification and the measurement of financial instruments. The effects of its application cannot be analyzed separately from the two other parts not yet published and which should retrospectively address the impairment methodology for financial assets and hedge accounting.

IAS 28 (revised 2011) Investments in Associates and Joint Ventures (applicable for annual periods beginning on or after January 1, 2013)

This standard relates to the accounting for joint ventures and associates under the equity method.

Some clarifications have been included with respect to the accounting for changes in ownership interests (with or without loss of control) whereas disclosures are now covered by IFRS 12.

This revision has no consequence on the Group’s financial statements.

IFRS 10 Consolidated Financial Statements (applicable for annual periods beginning on or after January 1, 2013)

IFRS 10 supersedes SIC-12 and IAS 27 for the part relating to the consolidated financial statements.

This standard deals with the consolidation of subsidiaries and structured entities, and redefines control which is the basis of consolidation.

The consequences of the retrospective application of this standard on the Group’s consolidation scope will be finalized over the forthcoming financial reporting periods. No material effect on the Group’s financial statements is expected.

IFRS 11 Joint Arrangements (applicable for annual periods beginning on or after January 1, 2013)

IFRS 11 supersedes IAS 31 and SIC-13.

This standard deals with the accounting for joint arrangements. The definition of joint control is based on the existence of an arrangement and the unanimous consent of the parties which share the control. There are two types of joint arrangements:

•   joint ventures: the joint venturer has rights to the net assets of the entity to be accounted for using the equity method, which is the method already applied by the Group; and

•   joint operations: the parties to joint operations have direct rights to the assets and direct obligations for the liabilities of the entities which should be accounted for as arising from the arrangement.

The consequences of the retrospective application of this standard are currently being analyzed, primarily to determine whether jointly controlled entities set up to share network infrastructure would now qualify as joint operations.

IFRS 12 Disclosure of Interest in Other Entities (applicable for annual periods beginning on or after January 1, 2013)

IFRS 12 supersedes disclosures previously included in IAS 27, IAS 28 and IAS 31.

This standard groups and develops all the disclosures related to subsidiaries, joint ventures, associates, consolidated and unconsolidated structured entities.

IFRS 13 Fair Value Measurement (applicable for annual periods beginning on or after January 1, 2013)

IFRS 13 is a single source of fair value measurement and disclosure requirements for use across IFRSs. It:

•   defines fair value;

•   sets out a framework for measuring fair value; and

•   requires disclosures about fair value measurements, including the fair value hierarchy already set out in IFRS 7.

This standard is applicable prospectively and has no effect on the fair value scope. The potential consequences of the clarifications provided with respect to the measurement at fair value will be analyzed in 2012.

IAS 19 (revised 2011) Employee Benefits (applicable for annual periods beginning on or after January 1, 2013)

The main changes are:

•   the removal of the option to defer the recognition of actuarial gains and losses, known as the “corridor method”, which has no effect on the financial statements because the Group already accounts for the actuarial gains and losses directly against other comprehensive income; and

•   the modification of the calculation of the finance cost component, due to the removal of the expected return on plan assets, which is not expected to have a material effect on the Group’s financial statements;

•   the immediate expense of non vested past service costs which has no expected material effect to date on the Group’s financial statements.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   395

1.4   Use of estimates and judgment

In preparing the Group’s consolidated financial statements, France Telecom’s management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2011 may subsequently be changed.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

The underlying assumptions used for significant estimates are as follows:

Estimate		Nature of estimate
Note 2	Main acquisitions and disposals of companies and changes in scope of consolidation

Where applicable, selection of the key measurement methods and assumptions used to identify intangible assets in business combinations

Goodwill allocation to Cash-Generating Unit (CGU)

Remeasurement at fair value of the previously held equity interest due to a step-acquisition or loss of control with residual equity interest

Note 3	Revenue

Allocation of each separable component of a bundled offer based on the individual components relative fair value

Period of straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship.

Reporting of revenue on a net versus gross basis (depending on an analysis of the Group’s involvement as either principal or agent)

Note 6	Impairment of assets

Impairment loss determination at the level of the CGUs, intangible assets and property, plant and equipment not generating cash inflows that are largely independent of those from CGUs

Level of grouping of CGUs for goodwill impairment testing

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and EBITDA multiples for comparable companies or transactions, cash flows)

Assessment of the economic and financial environment

Notes 4 and 12	Operating expenses and income taxes	Qualification of some tax expenses as taxes or income taxes Assumptions used for recognition of deferred tax assets arising from the carry forward of unused tax losses and consequences of tax laws
Note 7	Purchases of property, plant and equipment, intangible assets other than goodwill	Assessment of assets’ useful life based on assessment of the technological, legal or economic environments
Note 5	Employee benefits	Discount rate, inflation rate, return rate on plan assets, salary increases, mortality table Participation rate of seniors to the specific plans (particularly the French part-time for seniors plan)
Note 8	Provisions

Provisions for termination benefits and restructuring: discount rate, plan success rate

Provisions for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Provisions for claims and litigation: assumptions underlying legal assessment and risk measurement

Note 5	Share-based payment	Model, assumptions underlying the measurement of fair values: share price f underlying item on grant date, volatility
Note 10	Fair value of financial assets and liabilities	Models, selection of parameters

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   396

NOTE 2   Main changes in scope of consolidation and gains and losses on disposal of businesses

Net gains (losses) on disposal of businesses

The net gains (losses) on disposal of businesses amounted to 206 million euros in 2011, compared with 41 million euros in 2010 and (4) million euros in 2009. In 2011, most of the gain was generated by the sale of TP Emitel, which generated a gain of 197 million euros.

Changes in scope of consolidation during 2011

Dailymotion

In April 2011, the Group entered into an agreement to acquire 49% of Dailymotion, an online video website, for a total consideration of 66 million euros, including acquisition-related costs and shareholder’s loan.

As France Telecom exercises significant influence over Dailymotion, the investment was accounted for under the equity method at December 31, 2011.

Note 14.6 describes the France Telecom Group’s unrecognized contractual commitments with respect to the Dailymotion shares.

TP Emitel

On June 22, 2011, TP S.A. sold TP Emitel, a subsidiary dedicated to building, leasing and maintaining radio and TV broadcasting infrastructures, to a private investment fund for a consideration of 432 million euros, after transaction costs and excluding divested cash (22 million euros).

Considering the goodwill allocated to the divested subsidiary (106 million euros), the sale of TP Emitel generated a gain of 197 million euros. Based on France Telecom’s 50.21% ownership interest in the TP Group, the impact on net income attributable to owners of the parent was 46 million euros.

Korek Telecom

On July 27, 2011, France Telecom and Agility acquired a 44% equity interest in Iraqi mobile operator Korek Telecom via a joint company owned 54% by Agility and 46% by France Telecom. Consequently, the Group holds a 20% indirect interest in Korek Telecom.

The cash consideration for this acquisition amounted to 305 million euros, including 177 million euros for the purchase price consideration for the shares (including acquisition-related costs) and a shareholder’s loan of 128 million euros.

As France Telecom exercises significant influence over Korek Telecom, the investment has been accounted for under the equity method.

Note 14.6 describes the France Telecom Group’s unrecognized contractual commitments with respect to the Korek Telecom shares.

Compagnie Européenne de Téléphonie

On July 29, 2011, France Telecom acquired control over Compagnie Européenne de Téléphonie by increasing its ownership interest in the company to 100%. The cash consideration for this acquisition amounted to 61 million euros.

This transaction led to the recognition of a goodwill for an amount of 42 million euros, after allocating the acquisition cost to the assets acquired (mainly consisting of leasehold rights) and liabilities assumed.

Congo Chine Telecom

On October 20, 2011, France Telecom acquired 100% of Congo Chine Telecom, a mobile operator in the Democratic Republic of the Congo. The total transaction cost amounted to 153 million euros.

The provisional goodwill on acquisition recognized as at December 31, 2011 amounted to 27 million euros, before adjustments to the opening balance sheet and identification of assets acquired and liabilities assumed.

Transactions on-going at December 31, 2011

Orange Cinéma Séries

In November 2011, France Telecom and the Canal+ group entered into a partnership to enable the Canal+ group to acquire 33.3% of the share capital of Orange Cinéma Séries. In addition, under this agreement, the distribution of the Orange Cinéma Séries TV package will be extended, while the editorial content of the channel’s continuity will be maintained and a better economic equilibrium will be achieved.

Disposal of Orange Suisse

On December 23, 2011, France Telecom and Apax Partners signed an agreement under which 100% of Orange Suisse, a group mainly comprising France Telecom’s mobile subsidiary in Switzerland, is to be sold to investment funds advised by Apax Partners. The enterprise value has been estimated at 2 billion Swiss francs, i.e. 1.6 billion euros by the parties.

The transaction was approved by competent competition and regulatory authorities.

In addition, during the first quarter of 2012, the Swiss telecommunications regulatory authority will auction 4G mobile frequencies and will reallocate all GSM and UMTS frequencies.

Under the terms and conditions agreed by France Telecom and Apax Partners, completion of the transaction is subject to the award of a minimum package of frequencies to the Company.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   397

Based on the enterprise value defined by the parties, the selling price of the Orange Suisse shares will take the following into account:

•

the amount of existing net debt owed to France Telecom, which will be repaid upon execution of the agreement; and

•

all or part of the cost of th e spectrum that the Company may eventually acquire.

At December 31, 2011, the assets and liabilities of Orange Suisse, presented before elimination of the intragroup balances between the Company and the France Telecom Group, have been recognized in the statement of financial position on two separate lines on the assets and liabilities sides, under the Assets held for sale and Liabilities related to assets held for sale, respectively.

The figures relating to Orange Suisse are set forth below:

Statement of financial position

(in millions of euros)	December 31, 2011
Goodwill	821
Other intangible assets	140
Property, plant and equipment	587
Other non-current assets	77
Current loans, cash and cash equivalents	354
Other current assets	38
Total assets held for sale (1)	2,017
Non-current provisions	67
Other non-current liabilities	45
Current financial liabilities	758
Current trade payables	115
Other current liabilities	55
Total liabilities related to assets held for sale (2)	1,040
(1) o/w 336 million euros represent a current account with the Group. (2) o/w 754 million euros represent a borrowing due to the Group.

Income statement

(in millions of euros)	December 31, 2011
Revenues (1)	1,011
Operating income	94
Finance costs, net	(14)
Income tax	15
Net income generated by Orange Suisse	95
(1) o/w 20 million euros of revenues realized with Group entities.

Statement of cash flows

(in millions of euros)	December 31, 2011
Cash provided by operating activities	277
Cash used in investing activities	(244)
Cash used in financing activities	(21)
Net change in cash and cash equivalents	12

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   398

Changes in scope of consolidation during 2010

Joint Venture Everything Everywhere (Orange in the United Kingdom – T Mobile UK)

On November 5, 2009, France Telecom and Deutsche Telekom entered into an agreement to combine their activities in the United Kingdom into a 50/50 joint venture. The closing date of that agreement was April 1, 2010, following approval by the competition authorities.

The mobile and Internet Orange entities in the United Kingdom concerned by the agreement are those of the former operating segment, mainly composed of Orange Personal Communication Services Ltd, Orange Retail Ltd and Orange Home UK.

The France Telecom Group companies and Deutsche Telekom Group companies were transferred to the joint venture, with net debt of 1.25 billion pounds sterling for the former and zero for the latter, together with the operating cash flow generated since June 30, 2009. Following a loan of 625 million pounds sterling by Deutsche Telekom to the joint venture, the joint venture repaid 625 million pounds sterling to France Telecom.

The main accounting effects of the transaction are set forth below:

•

Until April 1, 2010:

•

the assets and liabilities of the relevant entities have been presented separately from other assets and liabilities in the consolidated statement of financial position, under the headings Assets held for sale and Liabilities related to assets held for sale, respectively,

•

the net income of these entities has been reported on a separate line item in the income statement, Consolidated net income of discontinued operations,

•

any cash flow item remains reported in the consolidated statement of cash flows;

•

Since April 1, 2010, France Telecom has lost control of Orange in the United Kingdom and owns a 50% interest in the joint venture Everything Everywhere, consisting of the ownership interest retained in Orange in the United Kingdom and the ownership interest acquired in T Mobile UK. As at that date, this resulted in the following:

•

the derecognition of all assets and liabilities of the relevant entities,

•

the recognition at fair value of the 50% stake in the joint venture Everything Everywhere for an amount of 7,259 million euros in assets under the Interests in associates, representing the ownership interest in the enterprise value of 13.7 billion pounds sterling (15.4 billion euros) less net debt of 0.8 billion pounds sterling (0.9 billion euros). The fair value was based on the present value of future cash flows and the estimate was compared to other generally accepted methods,

•

the recognition of a gain on disposal amounting to 1,026 million euros, which comprises:

-

2,057 million euros allocated to the gain on the disposal of the ownership interest in Orange in the United Kingdom for 1,028 million euros and the gain resulting from the remeasurement at fair value of the ownership interest retained in Orange in the United Kingdom for 1,028 million,

-

(1,031) million euros resulting from the reclassification to net income of the loss previously recognized in other comprehensive income (mainly cumulative translation adjustments).

The cash flows of the joint venture are not presented in the consolidated statement of cash flows, as the joint venture is accounted for under the equity method.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   399

The main accounting consequences of the transaction are set forth below:

Derecognition of all assets and liabilities of Orange in the United Kingdom

(in millions of euros)	April 1, 2010
Goodwill	1,514
Other intangible assets	3,771
Property, plant and equipment	1,844
Other non-current assets	2
Inventories	74
Trade receivables	564
Prepaid expenses	319
Other current assets	385
Total assets held for sale	8,473
Non-current provisions	100
Other non-current liabilities	285
Current trade payables	868
Current employee benefits	40
Current provisions	75
Deferred income	163
Other current liabilities	1,744
Total liabilities related to assets held for sale	3,275

Net income of discontinued operations

(in millions of euros)	December 31, 2010
Revenues	1,282
Operating income	135
Finance costs, net	(1)
Income tax	(24)
Net income generated by entities in the United Kingdom (1)	110
Gain on disposal of entities in the United Kingdom before tax	1,026
Entities liquidated following reorganization of operations in the United Kingdom	(66)
Tax	-
Gain on disposal after tax	960
Net income of discontinued operations	1,070
(1) Corresponds to the net result of the operations of entities in the United Kingdom until April 1, 2010, date of disposal.

Cash flows from discontinued operations

(in millions of euros)	December 31, 2010 (1)
Cash provided by operating activities	87
Cash used in investing activities	(107)
Cash used in financing activities	66
Net change in cash and cash equivalents	46
(1) Cash flow until April 1, 2010, date of disposal.

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Gain on disposal

(in millions of euros)	December 31, 2010
Fair value of interest in Everything Everywhere	7,259
Costs to sell	(4)
Net fair value of the share in Everything Everywhere (a)	7,255
Book value of Orange in the United Kingdom (b)	5,198
Gain on disposal (a-b)	2,057
o/w disposal of the ownership interest in Orange in the United Kingdom	1,028
o/w remeasurement at fair value of the retained ownership interest in Orange in the United Kingdom	1,028
Reclassification adjustment of other comprehensive income in net income for the period (c)	1,031
Gain on disposal (a-b-c)	1,026

Recognition at fair value of the 50% ownership interest in the joint venture
Everything Everywhere

The fair value of the 50% ownership interest in Everything Everywhere amounting to 7,259 million euros has been allocated to assets acquired and liabilities assumed, as follows:

(in millions of euros)	Carrying value of contributed assets and liabilities transferred by the two shareholders at 100%	Fair value adjustments at 100%	Joint venture net assets at fair value at 100%
Goodwill	342	(342)	-
Other intangible assets	6,472	1,117	7,589
o/w licenses	6,054	(1,916)	4,138
o/w subscriber bases	-	2,989	2,989
Property, plant and equipment	3,334	(983)	2,351
Other non-current assets	516	1,165	1,681
Total non-current assets	10,664	957	11,621
Total current assets	2,252	-	2,252
Non-current provisions	607	-	607
Other non-current liabilities	2,021	852	2,873
Total non-current liabilities	2,628	852	3,480
Total current liabilities	2,273	-	2,273
Net assets acquired	8,015	105	8,120
Net assets acquired attributable to owners of France Telecom (A)	4,007	53	4,060
Goodwill (B)			3,199
Purchase price consideration (A) + (B)			7,259

Subscriber bases were measured using the future cash flows generated by existing subscribers at the closing date method. They are amortized over periods ranging from 4 to 9 years.

Licenses were measured based on the present value of future cash flows for a new entrant onto a new market (Greenfield method). They are amortized over 11 years.

The assets (property, plant and equipment) of the networks of Orange in the United Kingdom and of T Mobile UK were measured using the “replacement cost” method incorporating technological, functional and economic obsolescence, and on the basis of a unified UMTS network.

A deferred tax asset on T Mobile tax loss carry forwards was recognized for an amount of 538 million euros.

The 3,199 million euros in goodwill corresponds to the amount not allocated to identifiable assets and in particular to commercial costs and network synergies that are expected from combining the two entities.

Egypt – Agreement with Orascom Telecom on Mobinil

The commitments made under the terms of the agreements are described in Note 14.6.

Until July 13, 2010, the Group’s investment in Mobinil and ECMS (interests in jointly controlled entities) and the related income were accounted for under the equity method, and the commitments arising from the agreements qualified as unrecognized contractual commitments.

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When the agreements came into effect on July 13, 2010 and after the amendment and restatement of the shareholders’ agreement between France Telecom and Orascom Telecom relating to Mobinil, as of that date, the Group’s investment in Mobinil and ECMS was fully consolidated. This resulted in:

•

the expensing of acquisition-related costs over the period;

•

the recognition in the cost of the Mobinil shares of the 300 million US dollars paid and an additional consideration amounting to 218 million euros relating to the put option granted to Orascom Telecom;

•

the recognition of a gain amounting to 336 million euros resulting from the remeasurement of the previously held equity interest in Mobinil based on the ECMS quoted share price at July 13, 2010;

•

the recognition of non-controlling interests at fair value based on the ECMS quoted share price at July 13, 2010, in accordance with the option provided by IFRS 3R;

•

the reclassification of non-controlling interests from equity to financial debt, in an initial amount of 1,935 million euros (1,937 million euros at December 31, 2011), due to the put option held by Orascom Telecom and to the public tender offer for the ECMS shares held by minority shareholders that would be triggered by the exercise of this option under current Egyptian securities regulatory law.

The amount of financial debt is remeasured at the end of each reporting period as a set-off against finance income, based on the maturity schedule agreed by France Telecom and Orascom Telecom.

Remeasurement of the previously held equity interest in Mobinil

(in millions of euros)	July 13, 2010
Fair value of previously held equity interest in Mobinil	843
Transaction costs	(5)
Net fair value of interest in Mobinil (a)	838
Carrying value of Mobinil and ECMS (b)	562
Remeasurement (a-b)	276
Reclassification adjustment of other comprehensive income in net income for the period (c)	(60)
Remeasurement of the previously held equity interest in Mobinil (a-b-c)	336

The Group measured the value of the identifiable assets and liabilities of Mobinil and ECMS to allocate the purchase price consideration for Mobinil as follows:

(in millions of euros)	Carrying value at July 13, 2010	Allocation of purchase price	Fair value at July 13, 2010
Other intangible assets	627	1,104	1,731
o/w brand	-	112	112
o/w subscriber base	-	350	350
o/w licenses	397	642	1,039
Property, plant and equipment	996	-	996
Other non-current assets	13	-	13
Total non-current assets	1,636	1,104	2,740
Total current assets	269	-	269
Non-current financial liabilities at amortized cost excluding trade payables	783	-	783
Other non-current liabilities	133	221	354
Total non-current liabilities	916	221	1,137
Total current assets	625	-	625
Net assets acquired	364	883	1,247
o/w attributable to owners of France Telecom			453
o/w attributable to non-controlling interests			794
Goodwill			1,529
Purchase price consideration			2,776

The brand was measured using the relief from royalty method, based on the present value of royalties that would have been paid to a third party for the use of the brand had Mobinil not owned it. It is amortized over 15 years.

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Subscriber bases were measured using the future cash flows generated by existing subscribers at the closing date method. They are amortized over 4 years.

Licenses were measured based on the present value of future cash flows for a new entrant onto a new market (Greenfield method). They are amortized over 12 years.

The fair value of property, plant and equipment was considered to be the same as the historical net carrying value after applying an adjustment for the expected useful life of the mobile access network.

The consolidation of Mobinil led to the recognition of 1,529 million euros in goodwill, mainly justified by the access to a rapidly growing Egyptian market and Mobinil’s leadership position based on number of customers in the Egyptian mobile market.

As from the effective date of the agreements, Mobinil generated revenues of 706 million euros in respect of 2010. France Telecom’s consolidated net income after tax for the year ended December 31, 2010 included Mobinil’s net income of 40 million euros for the year, which excluded a 471 million euros charge for goodwill impairment (see Note 6) but included a (34) million euro charge for amortization of identified intangible assets (net of deferred tax reversals).

Medi Telecom

On December 2, 2010, France Telecom acquired 40% of the share capital and voting rights of Medi Telecom, the second global telecom operator in Morocco.

The cash consideration for this acquisition amounted to 744 million euros, including 666 million euros for the purchase price consideration for the shares (including 26 million euros of acquisition-related costs) and 78 million euros to acquire 40% of Medi Telecom’s shareholders’ accounts. Following the issue of 1.2 billion dirhams in bonds carried out by Medi Telecom in January 2011, Medi Telecom repaid 43 million euros of France Telecom’s shareholder advance on January 31, 2011.

Goodwill of 379 million euros was recognized upon the acquisition of Medi Telecom, which is accounted for under the equity method, after allocating the purchase price to subscriber bases representing 43 million euros based on the percentage ownership interest.

Note 14.6 describes the France Telecom Group’s unrecognized contractual commitments with respect to the Medi Telecom shares.

Changes in scope of consolidation during 2009

Increase in ownership interest in FT España

During 2009, through successive purchases, France Telecom acquired an additional 18.36% stake in FT España.

On April 29, 2009, France Telecom acquired an 18.23% stake in FT España, thereby increasing its shareholding to 99.85%. The minority shareholders agreed to terminate all undertakings between the parties and dispose of their interest for 1,379 million euros. According to the agreement, the 810 million euros price guarantee that was accounted for as of December 31, 2008 was extinguished. The goodwill amounting to 584 million euros mainly consists of the fair value of the acquired shares.

In the second half of 2009, France Telecom acquired a 0.13% stake in FT España for 8 million euros, thereby increasing its shareholding to 99.98%. Goodwill relating to this transaction amounted to 7 million euros.

Orange Tunisie (Divona Telecom)

On July 30, 2009, France Telecom subscribed to a capital increase in Divona Telecom, a Tunisian operator, in return for 49% of the share capital of Divona Telecom (renamed Orange Tunisie). The consideration paid by the Group amounted to 95 million euros, and 25 million euros in goodwill was recognized on the acquisition. As the other main shareholder controls Orange Tunisie, France Telecom accounts for its investment under the equity method.

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NOTE 3   Sales

3.1   Revenues

(in millions of euros)	2011	2010	2009
France	22,534	23,308	23,651
Personal Communication Services	10,921	10,832	10,769
Home Communication Services	12,860	13,536	14,076
Intra-segment eliminations	(1,247)	(1,060)	(1,194)
Spain	3,993	3,821	3,887
Personal Communication Services	3,286	3,158	3,216
Home Communication Services	707	663	671
Poland	3,625	3,934	3,831
Personal Communication Services	1,871	1,930	1,792
Home Communication Services	2,013	2,260	2,281
Intra-segment eliminations	(259)	(256)	(242)
Rest of the World (1)	8,795	8,248	7,210
Enterprise	7,101	7,216	7,532
Legacy networks	2,182	2,437	2,869
Mature networks	2,782	2,793	2,812
Growing networks	366	321	243
Services	1,771	1,665	1,608
International Carriers & Shared Services	1,610	1,600	1,387
International Carriers	1,361	1,369	1,207
Shared services	249	231	180
Inter-segment eliminations	(2,381)	(2,624)	(2,653)
TOTAL	45,277	45,503	44,845
(1) Primarily from Personal Communication Services.

France Telecom generates substantially all of its revenues from services.

In 2011, the Enterprise Segment product lines were revised to take into account changes in business operations:

•

legacy networks comprise products and solutions that Orange Business Service continues to provide to its customers to ensure the continuity of their operations and to initiate their migration towards newer solutions. They include conventional telephone and data services such as Frame Relay, X25, Transrel and narrowband leased lines;

•

mature networks comprise products and solutions that have reached a certain level of maturity, such as IPVPN, certain infrastructure products such as broadband and very high speed broadband, broadcasting and the Business Everywhere mobility offerings;

•

growing networks comprise VoIP, image and videoconferencing ranges, and data infrastructures such as satellite access, Wifi and fiber optics (FTTH);

•

services include platform services (customer relationship management, messaging, hosting, cloud computing, security solutions, infrastructure applications management, machine-to-machine), collaborative services (consulting, integration, project management) and sales of equipment associated with integration services.

The figures presented for 2010 and 2009 have been restated accordingly.

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3.2   Other operating income and expense

Other operating income primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, as well as penalties and reimbursements received.

Other operating income totaled 658 million euros for the year ended December 31, 2011, 573 million euros in 2010 and 568 million euros in 2009.

Allowances and losses on trade receivables recognized under “other operating expenses” are shown below:

(in millions of euros)	2011	2010	2009
Losses on trade receivables	(343)	(416)	(419)
Change in provision for depreciation	47	158	118
TOTAL ALLOWANCES AND LOSSES ON TRADE RECEIVABLES	(296)	(258)	(301)

3.3   Trade receivables

The France Telecom Group is committed in trade receivables securitization programs in France. As France Telecom S.A. and Orange France S.A. retain the risks related to the securitized trade receivables, and particularly the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,853 million euros at December 31, 2011) and the external liabilities of the securitization vehicles (593 million euros at December 31, 2011) remain on the statement of financial position.

At December 31, 2011, the financing ceiling of the securitization programs amounts 855 million euros (780 million euros at December 31, 2010). Financing is assured for terms of three and five years.

Net trade receivables are broken down as follows:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Trade receivables depreciated according to their age	1,000	1,087	1,171
Trade receivables depreciated according to other criteria	321	392	348
Net trade receivables past due	1,321	1,479	1,519
Not past due	3,584	4,117	3,932
Net trade receivables	4,905	5,596	5,451

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Past due – under 180 days	730	927	902
Past due – 180 to 360 days	123	29	163
Past due – over 360 days	147	131	106
Total net trade receivables past due and depreciated according to their age	1,000	1,087	1,171

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The table below provides an analysis of the change in provision for trade receivables in the statement of financial position:

(in millions of euros)	2011	2010	2009
Opening balance	(835)	(961)	(1,202)
Change in provision for depreciation	47	162	103
Translation adjustment	10	(8)	(7)
Impact of changes in the scope of consolidation	(0)	(28)	(1)
Reclassifications and other items	0	(0)	2
Reclassification to assets held for sale	3	-	144
Closing balance	(775)	(835)	(961)

3.4   Deferred income

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Prepaid cards	433	464	420
Service access fees	769	844	871
Loyalty programs	146	199	205
Other deferred revenue	932	1,016	899
Other deferred operating income	42	65	48
TOTAL	2,322	2,588	2,443

3.5   Other assets

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
VAT receivables	1,148	1,213	1,150
Advances and downpayments	236	297	154
Submarine cable consortiums	648	523	268
Other	346	334	288
TOTAL	2,378	2,367	1,860
Of which other non-current assets	94	21	32
Of which other current assets	2,284	2,346	1,828

Other assets relating to Submarine cable consortiums are receivables from submarine cable consortium members when France Telecom is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by liabilities in the same amount (see Note 4.6). The change in the value compared with December 31, 2009 was mainly due to the construction of the ACE submarine cable, which is currently under construction.

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NOTE 4   Purchases

4.1   External purchases

External purchases comprise:

•

commercial expenses and content costs: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, and content costs;

•

service fees and inter-operator costs: external purchases including network expenses and interconnection fees;

•

other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance and IT expenses;

•

other external purchases: external purchases including overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing fees and other external services, net of capitalized goods and services produced.

(in millions of euros)	2011	2010	2009
Commercial expenses and content costs	(7,490)	(7,199)	(6,628)
o/w advertising, promotional, sponsoring and rebranding costs	(1,054)	(1,036)	(945)
o/w content costs (1)	(449)	(529)	(554)
Service fees and inter-operator costs	(5,883)	(6,046)	(6,033)
Other network expenses, IT expenses	(2,752)	(2,730)	(2,605)
Other external purchases (1)	(3,513)	(3,400)	(3,482)
TOTAL	(19,638)	(19,375)	(18,748)
o/w rental expenses	(1,191)	(1,162)	(1,099)

(1)  After 248 million euros in reversals from provisions for onerous contracts for content publisher operations (184 million euros allocated to content cost and 64 million euros to other external purchases).

4.2   Other operating expense

Other operating expense primarily includes:

(in millions of euros)	2011	2010	2009
CET, IFER and business tax	(810)	(823)	(859)
Frequency use charges	(295)	(289)	(262)
Other taxes	(668)	(599)	(472)
Litigation and other expenses (1)	(394)	(563)	(317)
Subtotal before allowances and losses on trade receivables	(2,167)	(2,274)	(1,910)
Allowances and losses on trade receivables (2)	(296)	(258)	(301)
TOTAL	(2,463)	(2,532)	(2,211)

(1)  Including the provision booked by TP S.A. in respect of the litigation with the European Commission for (115) million euros in 2011 and (13) million euros in 2010 and the additional provision booked by TP S.A. in respect of the litigation with DPTG for (8) million euros in 2011 and (266) million euros in 2010 (see Note 15).

(2)  See Note 3.2.

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4.3   Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Handset inventories (1)	545	642	554
Other products/services sold	46	30	36
Available broadcasting rights	34	34	30
Other supplies	75	78	76
Gross value	700	784	696
Depreciation	(69)	(76)	(79)
Provision	631	708	617
(1) Including 135 million euros in inventories treated as under consignment with distributors in 2011 (132 million euros in 2010 and 119 million euros in 2009).

4.4   Trade payables

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Fixed assets payables	2,618	2,623	2,125
Trade payables	5,913	6,117	5,817
TOTAL	8,531	8,740	7,942
Non-current trade payables	380	466	411
Current trade payables	8,151	8,274	7,531

4.5   Prepaid expenses

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Prepaid external purchases	338	295	372
Other prepaid operating expenses	30	28	35
TOTAL	368	323	407

4.6   Other liabilities

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
VAT payable	797	769	760
Other taxes	500	464	312
Cable network access fees	448	514	560
Submarine cable consortiums	648	523	268
General Court of the European Union’s ruling of November 30, 2009 (1)	-	-	964
Other	371	363	330
TOTAL	2,764	2,633	3,194
Of which other non-current liabilities	487	528	565
Of which other current liabilities	2,277	2,105	2,629
(1) See Note 14 and Note 10.8.

Other liabilities relating to Submarine cable consortiums are liabilities to other submarine cable consortium members when France Telecom is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These liabilities are offset by receivables in the same amount (see Note 3.5). The change in the value compared with December 31, 2009 was mainly due to the construction of the ACE submarine cable, which is currently underway.
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NOTE 5   Employee benefits

5.1   Labor expenses

(in millions of euros)	Notes	2011	2010	2009
Average number of employees (full-time equivalents) (unaudited) (1)		165,533	161,392	163,690
Wages and employee benefit expenses		(8,556)	(8,875)	(8,676)
o/w
• Wages and salaries		(6,328)	(6,143)	(5,932)
• Social security charges		(2,169)	(2,120)	(2,026)
• French part-time for seniors plan	5.2	28	(492)	(569)
• Capitalized costs (2)		637	565	510
• Other labor expenses (3)		(724)	(685)	(659)
Employee profit sharing		(215)	(325)	(285)
Share-based compensation	5.3	(44)	(14)	(49)
o/w
• Free share award plans		(44) (4)	(8)	(39)
• Stock option plans		-	(6)	(10)
TOTAL		(8,815)	(9,214)	(9,010)

(1)  Of whom approximately 35.9% were French civil servants at December 31, 2011 compared with 38.1% at December 31, 2010 and 39.3% at December 31, 2009.

(2)  Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.

(3)  Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

(4)  Including (21) million euros offset in equity.

5.2   Employee benefits

5.2.1   Statement of financial position at December 31, 2011

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Post employment benefits	666	632	497
Other long-term benefits	1,251	1,328	836
of which French part-time for senior plans	945	1,050	569
Provision for employment termination benefits	25	135	438
Other employer-related payables and payroll taxes due	1,600	1,682	1,577
TOTAL	3,542	3,777	3,348
Of which provisions	25	135	438
Of which non-current employee benefits	1,688	1,826	1,223
Of which current employee benefits	1,829	1,816	1,687

Maturity dates of employee benefit obligations

The table below provides a breakdown of the 10-year maturity schedule of disbursements for early retirement plans, the “Part-time for Seniors” plan, pension plans and other post-employment benefit obligations as of December 31, 2011:

(in millions of euros)	Statement of financial position at December 31, 2011	Schedule of undiscounted future cash flows
	Total	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
French part-time for seniors plan	945	165	208	227	223	179	136
Pensions and other post-employment benefits	972	72	50	55	53	55	289
TOTAL	1,917	237	258	282	276	234	425

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5.2.2   Post-employment benefits and other long-term benefits

French part-time for seniors plan

The “part-time for seniors plan” signed on November 26, 2009 as part of the agreement on employment of seniors, offers, for a period of at least 18 months and no longer than three years, benefits to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within three years and who have at least fifteen years’ service within the Group. It gives employees the opportunity to work part-time whilst receiving:

•

a base salary amounting to 80% of a full-time employment;

•

the retirement benefits of full-time employment (both the Company’s and the employee’s contributions);

•

a minimum salary.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with a Group additional contribution. The CET allows for a reduction in the amount of time worked.

The pension reform enacted in November 2010 would have reduced the number of employees eligible for this plan by about one third. On December 23, 2010, France Telecom signed an amendment providing for the following:

•

for the 3,000 employees who joined the part-time for seniors plan before December 31, 2010, an extension of the term of the plan (ranging from 4 to 12 months depending on the employee’s birth date), to enable them to take advantage of the benefits offered by the plan until their new retirement date;

•

for all eligible employees who have not yet joined the plan, a two-year extension of the period for joining the plan, that is, until December 31, 2014, wherein the maximum time for participating in the plan remained unchanged (3 years);

•

the institution of an “Intermediate part-time” arrangement (TPI) that enables eligible employees, before they join the part-time for seniors plan, to work 60% while receiving 80% of their full-time compensation for a maximum period of two years.

At December 31, 2011, 23,000 employees were eligible for the plan. Moreover, owing to the projected number of eligible employees who will retire during the term of the plan (i.e. 18,500 employees), an estimated 13,000 employees will join the plan.

The estimate of the obligation is sensitive to the projected number of retirements, the percentage of employees who join the plan and to the type of package that beneficiaries will ultimately choose.

After analyzing the profile of beneficiaries who joined the part-time for seniors plan in 2010 and 2011, the sign-up rate was broken down by category of beneficiary (private contract employee or civil servant) and by type of retirement (retirement at minimum legal age or retirement on the date of eligibility for full pension benefits) The average sign-up rate was stable at 70%.

A 5-point decrease in the sign-up rate for the plan would decrease the amount of the obligation and of the provision by about 4.4%, representing an impact of approximately 43 million euros.

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Key assumptions used to calculate the amount of obligations

The actuarial assumptions used for the main geographic areas, which account for 91% of France Telecom’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Euro zone (1)
Discount rate	3.20% - 4.00% (long-term) 2.05% - 2.60% (medium-term) (2)	3.75% - 4.50% (long-term) 2% - 3.25% (medium-term)	4.25% - 5% (long-term) 2.5% - 3.5% (medium-term)
Average rate of increase in salaries	2% - 4%	2% - 4%	2% - 4%
Long-term inflation rate	2%	2%	2%
Expected return on plan assets	3.50% and 4.50%	3.50%	3.50%
United Kingdom (3)
Discount rate	5.20%	5.50%	5.75%
Average rate of increase in salaries	3.55%	3.25%	3.25%
Long-term inflation rate	3.55%	3.25%	3.25%
Expected return on plan assets	6.00% and 7.50%	6.00% and 7.50%	6.00% and 7.50%
Poland (4)
Discount rate	6.10%	6.00%	6.10%
Average rate of increase in salaries	3.00% - 3.50%	3.70%	3.50%
Long-term inflation rate	2.50%	2.50%	2.50%

(1)  Obligations in this area amount to 79% of the Group’s total obligations.

(2)  The 2.05% rate corresponds to the rate used to value the obligation regarding the French part-time for seniors plan.

(3)  Obligations in this area (relating to Equant’s subsidiary in the United Kingdom) amount to 9% of the Group’s total obligations.

(4)  Obligations in this area amount to 4% of the Group’s total obligations.

The discount rates, which are determined by country or geographic area, are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference, after the Group ascertained that these indices were relevant by analyzing their composition (and primarily, the quality of the issuers). When necessary, the indices including bond issues from certain financial institutions were restated. Due to the lack of a liquid market for corporate bonds in Poland, the discount rate applied is the rate on government bonds.

A 100 basis point decline in the discount rates used in the Euro zone would lead to a 96 million euros increase in obligations (including 28 million euros for the part-time for seniors plan).

The expected long-term return on plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset in the portfolio is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

Funded pension plans account for 16% of the Group’s benefit obligations. The pension plan assets are mainly located in the United Kingdom (58%), Kenya (38%) and France (2%) and are broken down as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Plan assets
Equities	38.2%	35.7%	34.2%
Debt securities	37.1%	38.5%	37.4%
Money market assets	2.3%	8.1%	12.3%
Real estate	22.4%	16.1%	14.8%
Other	0.0%	1.6%	1.3%
TOTAL	100.0%	100.0%	100.0%

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Change in value of pension benefit obligations and plan assets

The table below provides details on movements in the value of obligations related to defined benefit plans:

(in millions of euros)	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
	Annuity- based plans	Capital- based plans	Other post- employment benefits
Total benefit obligations at the beginning of the year	513	443	67	1,328	2,351	1,701	1,043
Service cost	18	30	1	46	95	69	68
Discounting cost	26	22	3	2	53	53	48
French part-time for senior plans	-	-	-	(105) (1)	(105)	481	569
Curtailments/settlements	(5)	(8)	0	(4)	(17)	-	(6)
Actuarial losses/(gains) arising from changes of assumptions	(3)	14	6	1	18	51	45
Actuarial losses/(gains) arising from experience	(26)	(1)	3	(4)	(28)	84	21
Benefits paid	(46)	(18)	(4)	(5)	(73)	(83)	(80)
Reclassification to assets held for sale	(152)	-	-		(152)	0	-
Other	7	1	(3)	(8)	(3)	(5)	(7)
Total benefit obligations at the end of the year (a)	332	483	73	1,251	2,139	2,351	1,701
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	332	-	-	-	332	516	458
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	483	73	1,251	1,807	1,835	1,243

(1)  Including (9) million euros in additional provisions (68 million euros for past service cost, 20 million euros for discounting cost and (97) million euros for actuarial gains and losses) and (96) million euros in provision reversals for benefits paid during the year.

Changes in plan assets break down as follows:

(in millions of euros)	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
	Annuity- based plans	Capital- based plans	Other post- employment benefits
Fair value of plan assets at the beginning of the year	370	(0)	-	-	370	340	330
Actual return on plan assets	(7)	-	-	-	(7)	36	31
• expected return on plan assets	23	-	-	-	23	23	20
• actuarial (gain)/losses arising from experience	(30)	-	-	-	(30)	13	11
Employer contributions	15	-	-	-	15	13	33
Benefits paid by the fund	(46)	-	-	-	(46)	(44)	(32)
Reclassification to assets held for sale	(106)	-	-	-	(106)	-	-
Other	5	-	-	-	5	25	(22)
Fair value of plan assets at the end of the year (b)	231	-	-	-	231	370	340

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The net value of the obligation recognized at December 31, 2011 is calculated as follows:

(in millions of euros)	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
	Annuity- based plans	Capital- based plans	Other post- employment benefits
Net funded status (a) - (b)	101	483	73	1,251	1,908	1,981	1,361
Unrecognized past service cost	-	(12)	(2)	-	(14)	(21)	(28)
Asset ceiling adjustment	23	-	-	-	23	-	-
Employee benefits in the statement of financial position	124	471	71	1,251	1,917	1,960	1,333
Of which current	16	39	4	183	241	180	275
Of which non-current	108	432	67	1,033	1,641	1,780	1,058

Changes in employee benefits are broken down as follows:

(in millions of euros)	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
	Annuity- based plans	Capital- based plans	Other post- employment benefits
Employee benefits at the beginning of the year	143	424	65	1,328	1,960	1,333	678
Net period expense	16	52	4	29 (1)	101	612	668
Employer contributions	(15)	-	-	-	(15)	(13)	(33)
Benefits directly paid by the employer	-	(19)	(4)	(100) (2)	(123)	(65)	(48)
Reclassification to assets held for sale	(45)	-	-	-	(45)	-	-
Actuarial (gains)/losses generated during the year (3)	24	13	9	-	46	117	64
Other	1	0	(3)	(6)	(7)	(24)	4
Employee benefits at the end of the year	124	471	71	1,251	1,917	1,960	1,333

(1)  Including (8) million euros for the Part-time for Seniors plan at December 31, 2011 (506 million euros at December 31, 2010).

(2)  Including (96) million euros for the Part-time for Seniors plan.

(3)  Actuarial gains and losses are recognized in components of other comprehensive income.

Total cumulative components of other comprehensive income at December 31, 2011 amounted to (336) million euros, including an asset ceiling adjustment of (23) million euros and actuarial losses of (313) million euros.

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Net period expense

The table below provides a breakdown of the net period expense for post-employment benefits and other long-term benefit obligations:

(in millions of euros)	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
	Annuity- based plans	Capital- based plans	Other post- employment benefits
Service cost	(18)	(30)	(1)	(46)	(95)	(69)	(68)
Discounting cost (1)	(26)	(22)	(3)	(2)	(53)	(53)	(49)
Expected return on plan assets (1)	23	0	-	-	23	23	20
Actuarial gains/(losses)	-	(0)	(0)	3	3	(5)	-
Amortization of unrecognized past service cost	-	(8)	(0)	4	(4)	(2)	(7)
French part-time for seniors plan	-	-	-	9 (2)	9	(506)	(569)
Impact of curtailments/settlements	5	8	(0)	3	16	-	5
TOTAL	(16)	(52)	(4)	(29)	(101)	(612)	(668)
(1) Items included in finance income. (2) Including (68) million euros for past service cost, (20) million euros for discounting and 97 million euros for actuarial gains.

France Telecom plans to pay 4 million euros during 2012 for its defined benefit plans.

Expense recognized under the terms of defined contribution plans amounted to 982 million euros in 2011, 963 million euros in 2010 and 951 million euros in 2009.

5.3   Share-based payment

5.3.1   Free share award and similar compensation plans

France Telecom S.A. – “Let’s share” International Plan

On July 27, 2011, France Telecom has set up a free share award plan covering 17.5 million shares, with a maximum of 16.7 million that will be attributed in equity instruments. The plan covers approximately 150,000 employees of France Telecom S.A. and most of its fully-consolidated subsidiaries. In countries where local regulations, tax laws or labor laws do not allow the award of free shares, the beneficiaries of the international plan will receive a cash amount equivalent to the France Telecom S.A. share price on July 27, 2015.

The free share award plan will not vest until July 27, 2015, and vesting of the shares is contingent upon:

•

performance criteria: achievement of a cumulative aggregate (EBITDA – CAPEX) of 27 billion euros over the period 2011-2013, excluding exceptional items;

•

beneficiaries must be employed by the Group at the end of the vesting period.

The accounting measurement date is the date on which the beneficiaries were individually notified.

The fair value of the plan has been determined using a binomial model based on the following assumptions:

Measurement date	15/09/2011
Vesting date	31/12/2013
Price of underlying instrument at the measurement date	12.11 €
Price of underlying instrument at the closing date	12.14 €
Expected dividends	1.40 € per share
Risk-free yield	2.41%
Fair value per share of benefit granted to employees	7.36 €

An expense of 37 million euros (including social contributions) was recognized at December 31, 2011, with corresponding entries:

•

in equity (14 million euros);

•

in employee liabilities (1 million euros), for the portion of the plan entailing a cash settlement;

•

in liabilities for social contributions (22 million euros). The social contributions for the French entities, which represent 10% of the benefit granted to employees, are due as from the date on which the grant is approved and are due the following month.

France Telecom S.A. – 2007 plan

In 2007, France Telecom granted a free share award plan for employees of France Telecom S.A. and most of its majority-owned French subsidiaries, which resulted in the delivery of

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 10.3 million shares in 2009. These shares were subject to a lock-up period of two years, that is, until April 25, 2011.

In addition to the free share award plan in France, France Telecom S.A. instituted a free share award plan in several countries. In early 2010, this resulted in the delivery of shares or of a cash amount equal to the value of the France Telecom S.A. share on December 4, 2009.

These free shares were subject to a lock-up period of two years, that is, until December 4, 2011 (December 4, 2012 in Spain).

The expense booked in 2011 amounts to 3 million euros and relates solely to beneficiaries in the United Kingdom, whose shares became fully vested on December 4, 2011.

5.3.2   Stock option plans

France Telecom stock option plans

Ex-Wanadoo Plans

Following the buyout of Wanadoo’s minority interests in September 2004, France Telecom S.A. and the merger of France Telecom S.A. and Wanadoo, France Telecom S.A. undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom options based on the 7/18 exchange ratio used for the buyout of Wanadoo’s minority interests. A total of 15,221,913 options were granted (after conversion based on the exchange ratio).

These options are exercisable for a period of ten years, some of them have been exercisable since 2001.

2005 Plans

On October 26, 2005, France Telecom S.A. granted 14,516,445 stock options to certain Executive Officers and employees of the Group. The scope of the 2005 plan was enlarged by an additional 536,930 options in 2006 following the integration of the Amena group. The exercise price for the options was set at 23.46 euros. These rights were vested as from October 26, 2008. The options are exercisable for a period of ten years as from their grant date.

2007 Plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain Executive Officers and employees of the Group. The options may be exercised during a period of seven years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options were subject to a lock-up period ending on May 21, 2011. In addition, the beneficiaries of the options are required to have been employed by the Group for a period of at least three years ending on May 21, 2010.

Orange stock option plans

The Orange stock option plans have been exercisable since 2006 and covered a total of 145,407,400 Orange stock options.

Following the buyout of Orange’s minority interests, France Telecom S.A. proposed a liquidity contract to the holders of Orange stock options and, in September 2005, it issued liquidity instruments on options to facilitate the delivery of France Telecom shares.

TP S.A. stock option plans

2007 Plan

TP S.A. granted 6,047,710 stock options to certain Executive Officers, exercisable for a period of seven years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 4.89 euros (based on the closing exchange rate on December 31, 2011).

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Changes in stock option plans

The following table summarizes the stock option plans granted to France Telecom Group employees at December 31, 2011, 2010 and 2009:

STOCK OPTION PLAN	December 31, 2011		December 31, 2010		December 31, 2009
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
France Telecom plan (2005/2007)
Options outstanding at the beginning of the year	20,472,734	22.68	21,352,795	22.66	22,624,565	22.70
Exercised	-	-	-	-	-	-
Canceled, lapsed	(549,067)	22.55	(880,061)	22.32	(1,271,770)	23.35
Options outstanding at the end of the year	19,923,667	22.68	20,472,734	22.68	21,352,795	22.66
France Telecom shares (ex-Wanadoo)
Options outstanding at the beginning of the year	3,750,149	15.32	4,590,667	20.64	4,644,234	20.57
Exercised	(1,504)	15.38	(56,729)	14.30	(45,269)	14.71
Canceled, lapsed	(1,383,522)	15.39	(783,789)	46.53	(8,298)	16.30
Options outstanding at the end of the year	2,365,123	15.28	3,750,149	15.32	4,590,667	20.64
Orange Shares (1)
Options outstanding at the beginning of the year	36,508,801	8.98	37,567,103	8.97	38,286,539	8.97
Exercised	(56,672)	6.35	(208,367)	6.51	(164,054)	6.65
Canceled, lapsed	(25,003,116)	9.90	(849,935)	9.43	(555,382)	9.29
Options outstanding at the end of the year	11,449,013	6.98	36,508,801	8.98	37,567,103	8.97
TP S.A. shares
Options outstanding at the beginning of the year	3,935,225	5.43	4,357,425	5.26	4,746,102	5.19
Exercised	-	-	-	-	-	-
Canceled, lapsed	(346,548)	5.39 (2)	(422,200)	5.40	(388,677)	4.99
Options outstanding at the end of the year	3,588,677	4.89 (3)	3,935,225	5.43	4,357,425	5.26

(1)  Due to the issuance of the liquidity instruments on options and France Telecom’s decision to grant new shares, the exercise of these options results in issuing new France Telecom shares.

(2)  Exchange rate used: average rate for the year.

(3)  Exchange rate used: closing rate at December 31, 2011.

Options exercisable at year-end

Options exercisable at year-end were as follows:

STOCK OPTION PLAN	December 31, 2011
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range	Number of options exercisable at year-end
France Telecom plan (2005/2007)	19,923,667	54	21.61 € - 23.48 €	19,923,667
France Telecom shares (ex-Wanadoo)	2,365,123	15	13.84 € - 16.60 €	2,365,123
Orange shares	11,449,013	12	6.35 € - 7.43 €	11,449,013
TP S.A. shares	3,588,677	69	4.89 €	3,588,677

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NOTE 6   Impairment losses and goodwill

6.1   Impairment losses

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
	Goodwill	Goodwill	Goodwill
Egypt	(449)	(471)	-
Romania	(156)	-	-
Poland	-	-	(400)
Other	(6)	(38)	(49)
TOTAL	(611)	(509)	(449)

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
	Fixed assets	Fixed assets	Fixed assets
TOTAL	(380)	(127)	(69)

At December 31, 2011

In Egypt, the goodwill impairment of 449 million euros (including 286 million euros attributable to the minority shareholders) reflects the impact of a lesser performance in 2011 and of political and economic conditions on projected business results, as well as the fact that the discount rate (after tax) applied to future cash flows was increased from 11.75% to 13%.

In Romania, the goodwill impairment of 156 million euros reflects the impact of the domestic economic situation on projected cash flows.

Other charges for impairment of goodwill and non-current assets relate notably to certain subsidiaries that operate in East Africa and to the Subsidiary in Armenia and are associated to revised growth prospects for these subsidiaries.

At December 31, 2010

In Egypt, the 471 million euros impairment charge mainly reflected the impact on future cash flows of the anticipated persistence in the reduction in price levels seen in the second half. Of the total impairment charge, 171 million euros was allocated to the shareholders of France Telecom S.A. and 300 million euros was allocated to the shareholders of Mobinil-ECMS.

The other goodwill and asset impairment charges related mainly to certain subsidiaries that operate in East Africa.

At December 31, 2009

In Poland, the 400 million euros charge for France Telecom’s share in TP reflected the effects of regulatory pressure and increasing competition on projected cash flows.

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6.2   Goodwill

Goodwill is recognized in accordance with the accounting principles described in Note 18.5.

Movements in goodwill are as follows:

Gross value

(in millions of euros)	Note	2011	2010	2009
Opening balance		31,863	30,085	33,458
Acquisitions (1)	2	72	1,632	37
Disposals	2	(106)	-	-
Translation adjustment		(313)	141	216
Reclassifications and other items (2)		(49)	(1)	(323)
Reclassification to assets held for sale	2	(821)	6	(3,303)
Closing balance		30,646	31,863	30,085
(1) Including 1,582 million euros for Mobinil in 2010. (2) In 2009, mostly relating to transactions involving the Spanish entities.

Accumulated impairment losses

(in millions of euros)	2011	2010	2009
Opening balance	(2,830)	(2,288)	(3,543)
Impairment	(611)	(509)	(449)
Disposals	-	-	-
Translation adjustment	135	(30)	(136)
Reclassifications and other items	-	-	54
Reclassification to assets held for sale	-	(3)	1,786
Closing balance	(3,306)	(2,830)	(2,288)

Net book value

(in millions of euros)	2011	2010	2009
Net book value	27,340	29,033	27,797

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Value of goodwill

The main values of goodwill appear below:

(in millions of euros)	Goodwill
	Gross value	Accumulated impairment losses	Net book value
At December 31, 2011
France	15,361	(13)	15,348
Poland	2,755	(1,203)	1,552
Spain	4,837	(114)	4,723
Rest of the World:
Romania	1,806	(156)	1,650
Egypt (1)	1,425	(918)	507
Belgium	1,006	-	1,006
Slovakia	806	-	806
Switzerland	821	-	821
Ivory Coast	417	(42)	375
Jordan	245	(48)	197
Other	848	(171)	677
Enterprise	1,070	(641)	429
International Carriers & Shared Services	70	-	70
TOTAL	31,467	(3,306)	28,161
o/w continuing operations	30,646	(3,306)	27,340
o/w assets held for sale – Orange Suisse	821	-	821
At December 31, 2010
France	15,318	(13)	15,305
Poland	3,196	(1,350)	1,846
Spain	4,837	(114)	4,723
Rest of the World:
Romania	1,806	-	1,806
Egypt (1)	1,483	(457)	1,026
Belgium	1,007	-	1,007
Slovakia	806	-	806
Switzerland	798	-	798
Ivory Coast	417	(42)	375
Jordan	238	(46)	192
Other	822	(167)	655
Enterprise	1,068	(641)	427
International Carriers & Shared Services	67	-	67
TOTAL	31,863	(2,830)	29,033
At December 31, 2009
France	15,318	(13)	15,305
United Kingdom	3,303	(1,786)	1,517
Poland	3,095	(1,307)	1,788
Spain	4,837	(114)	4,723
Rest of the World:
Romania	1,806	-	1,806
Belgium	1,006	-	1,006
Slovakia	806	-	806
Switzerland	673	-	673
Ivory Coast	417	(42)	375
Jordan	221	(43)	178
Other	797	(130)	667
Enterprise	1,041	(639)	402
International Carriers & Shared Services	68	-	68
TOTAL	33,388	(4,074)	29,314
o/w continuing operations	30,085	(2,288)	27,797
o/w assets held for sale – Orange United Kingdom	3,303	(1,786)	1,517
(1) Goodwill for Egypt includes a share attributable to shareholders of Mobinil-ECMS other than France Telecom, as the Group uses the option to recognize non-controlling interests at fair value.

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6.3   Key assumptions used to determine recoverable amounts

•

The same key assumptions have been used to determine the value in use of assets for all business segments. These assumptions include the following:

•

market level, penetration rate and market share, decisions of regulators in terms of the access and services pricing and inter-operator tariffs, the level of commercial expenses required to renew products and keep up with existing competitors or new market entrants, the impact on costs of changes in net revenues;

•

the level of investment expenditure, which may be affected by the roll-out of necessary new technologies or by decisions of regulators in terms of licenses and spectrum allocation (and the associated fees), or network deployment obligations or obligations to open up networks to competitors.

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe of the business plan.

In this respect, the key assumptions at December 31, 2011 are the following:

•

operating assumptions were derived from the Conquêtes 2015 plan presented to investors in May 2011. At end-2011, an assessment was made to determine whether or not cash generation projections needed to be revised, based on results achieved in 2011 and on budget projections for 2012:

-

this revision was applied primarily to Romania, where the operating performance is adversely affected by local economic conditions, as well as to Egypt and Ivory Coast, which are adversely affected by political conditions. It was also applied to business operations recently launched in Armenia and East Africa,

-

for Spain, which met operating performance projections in 2011, patterns of achievements of the business plan were amended while continuing to seek improvement in operating cash flows;

•

the discount rate used to determine values in use were maintained, on the whole, with the exception of Egypt; in certain cases, they incorporate a specific risk premium to account for contingencies in the execution of certain business plans or for country risk;

•

the perpetual growth rates used were maintained, on the whole, as in the Group’s assessment carried out at the end of 2011, the economic environment is not expected to lead to any change in the long-term outlook of its industry.

•

Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment or such decisions may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

At December 31, 2011, the specific random factors that may affect the estimate of recoverable amounts were as follows:

•

in Europe:

-

potential developments resulting from the financial and economic crisis and the impact on consumer behavior and direct or indirect taxation levels,

-

the operators’ reactions to this environment, through changes in offerings and pricing (e.g. in Spain), or in response to new entrants (e.g. in France),

-

ability to adjust costs and capital expenditure in keeping with potential changes in revenues;

•

in the Arab countries, changes in the political situation and the ensuing economic impacts.

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Other assumptions that influence estimated recoverable amounts are set forth below:

At December 31, 2011	France	Poland	Spain	Egypt	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	4-year plan
	Discounted cash flow
Growth rate to perpetuity	0.46%	1.00%	1.50%	3.50%	2.00%	0.00%
Post-tax discount rate	7.83%	10.35%	9.00%	13.00%	11.25%	8.50%
Pre-tax discount rate	12.26%	12.29%	11.62%	15.06%	13.02%	13.18%

At December 31, 2010	France	Poland	Spain	Egypt	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Fair value
Source used	5-year plan
	Discounted cash flow
Growth rate to perpetuity	0.50%	1.00%	1.50%	3.00%	2.00%	0.00%
Post-tax discount rate	7.50%	10.35%	9.00%	11.75%	11.25%	8.60%
Pre-tax discount rate	11.50%	11.80%	11.40%	14.00%	12.87%	n/a

At December 31, 2009	France	Poland	Spain	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	5-year plan
	Discounted cash flow
Growth rate to perpetuity	0.50%	1.50%	2.00%	2.00%	0,00%
Post-tax discount rate	7.50%	10.85%	8.25%	11.25%	8.50%
Pre-tax discount rate	11.20%	12.70%	10.20%	12.95%	13.00%

The Group’s listed subsidiaries are TP S.A. (Warsaw stock exchange), Mobistar (Brussels stock exchange), Jordan Telecom (Amman stock exchange), ECMS (Cairo stock exchange) and Sonatel (Regional Stock Exchange [BRVM] of the West African Economic and Monetary Union [UEMOA] in Abidjan). The contribution of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated entity’ revenues, operating income and net income.

6.4   Sensitivity of recoverable amounts

At the end of 2011, the analysis of recoverable amounts for the main entities led to test of their sensitivity to the main assumptions:

•

for France, the Enterprise Segment and Belgium, which respectively account for some 50%, 8% and 5% of the estimated recoverable amount for the consolidated entities, the Group considers it improbable that there would be a change in valuation parameters that would bring the recoverable amount of these entities into line with their book value;

•

in Poland, which accounts for some 10% of the estimated recoverable amount for the consolidated entities, the following changes would not affect the recoverable amount of the assets: a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by about 400 million euros (200 million euros for France Telecom’s share in TP). Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 300 to 400 million euros (150 to 200 million euros for France Telecom’s share in TP). Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by some 600 million euros (300 million euros for France Telecom’s share in TP);

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•

in Spain, which accounts for approximately 10% of the estimated recoverable amount for the consolidated entities, the recoverable amount is about the same as book value: a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 500 to 550 million euros. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 450 to 500 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 600 million euros;

•

in Romania, which accounts for approximately 3% of the estimated recoverable amount for the consolidated entities, and which was subject to impairment in 2011, the recoverable amount is the same as book value: a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 100 to 150 million euros. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by about 100 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 150 to 200 million euros;

•

in Egypt, which accounts for approximately 3% of the estimated recoverable amount for the consolidated entities, and which was subject to additional impairment in 2011, the recoverable amount is the same as book value: a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by about 150 million euros. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by about 100 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 200 million euros.

The other entities each account for less than 2.5% of the estimated recoverable amount for the consolidated entities. In Armenia and East Africa, for which fixed asset impairment charges were booked in 2011, the impact of a change in outlook would be limited in view of the residual value of their assets.

NOTE 7   Assets and gains on disposal of assets

7.1   Depreciation and amortization and gains on disposal of assets

In 2011, amortization of intangible assets amounted to 2,175 million euros (see Note 7.2) and depreciation of property, plant and equipment amounted to 4,560 million euros (see Note 7.3).

The gain on disposal of assets amounted to 40 million euros in 2011, 21 million euros in 2010 and 1 million euros in 2009.

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7.2   Other intangible assets

Movements in the net book value of other intangible assets were as follows:

(in millions of euros)	2011	2010	2009
Opening balance	11,302	9,953	14,009
Acquisitions of other intangible assets	2,432	1,935	1,454
o/w licenses	941	512	58
Impact of changes in the scope of consolidation (1)	131	1,730	38
Disposals	(5)	(12)	(10)
Depreciation and amortization (2)	(2,175)	(2,055)	(2,254)
Impairment	(225)	(97)	(49)
Translation adjustment (3)	(117)	(60)	427
Reclassifications and other items	140	(78)	94
Reclassifications to assets held for sale	(140)	(14)	(3,756)
Closing balance	11,343	11,302	9,953

(1)  In 2011, this item mainly relates to the addition of Compagnie Européenne de Téléphonie to the scope of consolidation for 80 million euros. In 2010, this item mainly relates to the addition of Egypt to the scope of consolidation for 1,663 million euros.

(2)  In 2011, this item relates to telecommunication licenses for (316) million euros and subscriber bases for (392) million euros (respectively (257) million euros and (347) million euros in 2010 and (454) million euros and (416) million euros in 2009).

(3)  In 2011, this item relates mainly to TP Group for (82) million euros. In 2010, this item mainly related to Egypt for (134) million euros, Orange Suisse for 27 million euros and TP Group for 28 million euros. In 2009, it related mainly to Orange in the United Kingdom, for 439 million euros.

(in millions of euros)	December 31, 2011				December 31, 2010	December 31, 2009
	Gross Value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Change
Telecommunication licenses	5,905	(1,985)	(95)	3,825	3,196	2,066
Brands (1)	4,194	-	(929)	3,265	3,474	3,380
Subscriber bases (2)	4,447	(4,018)	(32)	397	795	802
Software	9,817	(6,277)	(19)	3,521	3,551	3,280
Other intangible assets	889	(364)	(189)	335	286	426
TOTAL	25,252	(12,644)	(1,265)	11,343	11,302	9,953

(1)  Including, at December 31, 2011, the Orange brand for 3,133 million euros.

(2)  Including, at December 31, 2011, FT España for 133 million euros, ECMS for 213 million euros and the Jordanian entities for 38 million euros.

Information on telecommunication licenses at December 31, 2011

France Telecom’s commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross Value	Net book value	Residual useful life (1)
UMTS (2 licenses)	914	616	9.7 to 18.4
LTE	291	291	20.0
GSM	281	173	9.5
France	1,486	1,080
UMTS	639	343	8.2
LTE	447	447	20.0
GSM (2 licenses)	313	266	11.7 to 19.0
Spain	1,399	1,056
UMTS	366	236	11.1
GSM (2 licenses)	136	-	-
Poland	502	236
GSM	972	684	10.5
UMTS	351	281	10.5
Egypt	1,323	965
Other	1,195	488
TOTAL	5,905	3,825
(1) In number of years, at December 31, 2011.

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Capitalized expenditure during the year

(in millions of euros)	2011	2010	2009
External purchases	438	448	419
Labor expenses	310	279	261
Other	1	4	8
TOTAL	749	731	688

7.3   Property, plant and equipment

Movements in the net book value of property, plant and equipment were as follows:

(in millions of euros)	2011	2010	2009
Opening balance	24,756	23,547	25,826
Acquisitions of property, plant and equipment	4,459	4,324	4,171
o/w finance leases	180	157	170
Impact of changes in the scope of consolidation (1)	49	1,112	3
Disposals and retirements	(52)	(40)	(54)
Depreciation and amortization (2)	(4,560)	(4,406)	(4,667)
Impairment	(155)	(30)	(20)
Translation adjustment (3)	(424)	197	110
Reclassifications and other items (4)	148	101	(27)
Reclassifications to assets held for sale	(587)	(49)	(1,795)
Closing balance	23,634	24,756	23,547

(1)  In 2010, this item mainly related to the addition of Egypt to the scope of consolidation for 996 million euros and to the acquisition of Mobistar Entreprises Services SA for 76 million euros.

(2)  In 2011, this item mainly relates to networks and terminals for 3,794 million euros ((3,636) million euros in 2010 and (3,833) million euros in 2009).

(3)  In 2011, this item mainly relates to TP Group for (403) million euros, Kenya for (14) million euros and Egypt for (6) million euros (in 2010, Egypt for (82) million euros, Orange Suisse for 87 million euros and TP Group for 139 million euros; in 2009, Orange in the United Kingdom for 129 million euros).

(4)  In 2011, this item mainly relates to the recognition of 222 million euros for assets being dismantled (see Note 7.4).

(in millions of euros)	December 31, 2011				December 31, 2010	December 31, 2009
	Gross Value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Net book value
Land and buildings	7,270	(3,778)	(347)	3,145	3,103	3,031
Networks and terminals	72,491	(53,232)	(312)	18,947	20,154	19,012
IT equipment	3,841	(3,061)	(12)	768	810	777
Other property, plant and equipment	1,866	(1,070)	(22)	774	689	727
TOTAL	85,468	(61,141)	(693)	23,634	24,756	23,547

Property, plant and equipment held under finance leases

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
	Net book value	Net book value	Net book value
Land and buildings	657	533	416
Networks and terminals	19	169	152
IT Equipment and others	12	13	7
TOTAL	688	715	575

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Capitalized expenditure during the year

(in millions of euros)	2011	2010	2009
External purchases	758	683	496
Labor expenses	340	297	257
Other	2	19	(15)
TOTAL	1,100	999	738

7.4   Provisions for dismantling and restoring sites

Provisions for dismantling and restoring sites are broken down as follows:

(in millions of euros)	2011	2010	2009
Restoring mobile telephony antennae sites	366	224	200
Dismantling telephone poles	133	129	139
Treatment of electrical and electronic equipment waste	81	55	56
Dismantling public telephone	50	46	40
Other	19	53	50
TOTAL	649	507	485

NOTE 8   Provisions

8.1   Restructuring costs and similar items

Restructuring costs and similar items, net of restructuring provision reversals, break down as follows:

(in millions of euros)	2011	2010	2009
Restructuring costs related to staff	(118)	(129)	(155)
Channel publishers’ businesses	(19)	(547)	-
o/w Sport businesses	2	(319)	-
o/w Cinema businesses	(21)	(228)	-
Other restructuring costs	1	(4)	(58)
TOTAL	(136)	(680)	(213)

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8.2   Provisions

Provisions analysis

(in millions of euros)	Early retirement plan (1)	Other employment termination benefits (1)	Restructuring and similar provisions	Provisions for litigation (2)	Provisions for dismantling and restoring sites (3)	Other provisions	Total
Balance at January 1, 2009	889	8	196	495	566	534	2,688
Additions with impact on income statement	2	22	96	136	-	198	454
Reversals (releases) with impact on income statement	-	-	(10)	(13)	(0)	(131)	(154)
Discounting with impact on income statement	26	-	2	-	17	0	45
Utilizations without impact on income statement	(484)	(27)	(118)	(94)	(17)	(87)	(827)
Changes in consolidation scope, reclassifications and translation adjustments	-	2	(9)	0	(0)	144	137
Reclassifications to assets held for sale	-	-	(8)	-	(81)	(28)	(117)
Balance at December 31, 2009	433	5	149	524	485	630	2,226
Additions with impact on income statement	5	(0)	657	384	-	115	1,161
Reversals (releases) with impact on income statement	-	-	(10)	(22)	(0)	(112)	(144)
Discounting with impact on income statement	6	0	1	-	18	-	25
Utilizations without impact on income statement	(313)	(1)	(95)	(121)	(19)	(51)	(600)
Changes in consolidation scope, reclassifications and translation adjustments	-	(0)	3	66	23	(147)	(55)
Reclassifications to assets held for sale	-	-	(55)	-	0	(3)	(58)
Balance at December 31, 2010	131	4	650	831	507	432	2,555
Additions with impact on income statement	0	16	90	227	-	105	438 (4)
Reversals (releases) with impact on income statement	-	-	(5)	(30)	(7)	(32)	(74) (4)
Discounting with impact on income statement	1	0	0	1	19	(0)	21
Utilizations without impact on income statement	(121)	(12)	(328)	(46)	(19)	(55)	(581)
Additions with impact on assets	-	-	-	-	222	-	222
Changes in consolidation scope, reclassifications and translation adjustments	-	6	(3)	11	(6)	(23)	(15)
Reclassifications to assets held for sale	-	-	(2)	-	(67)	-	(69)
Balance at December 31, 2011	11	14	402	994	649	427	2,497
o/w non-current provisions	-	13	125	49	630	174	991
o/w current provisions	11	1	277	945	19	253	1,506
(1) See Note 5.2. (2) See Note 15. (3) See Note 7. (4) Including 101 million euros in Restructuring costs and similar items and 262 million euros in Other operating expense (see Note 4.2).

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Restructuring and similar provisions

(in millions of euros)	France (1)	United Kingdom	Poland (2)	Rest of the World	Enterprise (3)	International Carriers & Shared Services (4)	Total
Balance at January 1, 2009	94	11	55	4	27	5	196
Additions with impact on income statement	50	22	6	1	1	16	96
Reversals (releases) with impact on income statement	(6)	-	(1)	(0)	(3)	-	(10)
Discounting with impact on income statement	-	-	2	-	-	-	2
Utilizations without impact on income statement	(57)	(26)	(31)	(3)	0	(1)	(118)
Changes in consolidation scope, reclassifications and translation adjustments	(10)	1	(1)	(0)	1	0	(9)
Reclassifications to assets held for sale	-	(8)	-	-	-	-	(8)
Balance at December 31, 2009	71	-	30	2	26	20	149
Additions with impact on income statement	29	58	8	8	3	551	657
Reversals (releases) with impact on income statement	(10)	-	-	0	-	-	(10)
Discounting with impact on income statement	-	-	1	-	-	-	1
Utilizations without impact on income statement	(47)	(3)	(30)	(3)	(6)	(6)	(95)
Changes in consolidation scope, reclassifications and translation adjustments	(0)	(0)	1	0	2	(0)	3
Reclassifications to assets held for sale	-	(55)	-	-	-	-	(55)
Balance at December 31, 2010	43	-	10	7	25	565	650
Additions with impact on income statement	11	-	42	8	8	21	90
Reversals (releases) with impact on income statement	(2)	-	-	(0)	-	(3)	(5)
Discounting with impact on income statement	-	-	0	-	-	-	0
Utilizations without impact on income statement	(35)	-	(11)	(10)	(10)	(262)	(328)
Changes in consolidation scope, reclassifications and translation adjustments	0	-	(3)	(0)	0	-	(3)
Reclassifications to assets held for sale	-	-	(0)	(2)	-	-	(2)
Balance at December 31, 2011	17	-	38	3	23	321	402

(1)  At December 31, 2011, mainly relates to:

•   employee transfers under public service secondment agreement in France,

•   costs related to leased properties that have become vacant,

•   Works Council contributions in respect of early retirement plans.

(2)  At December 31, 2011, mainly relates to the early retirement plan for TP S.A. employees for the period from 2012 to 2013.

(3)  At December 31, 2011, mainly concerns costs related to vacant leased properties.

(4)  At December 31, 2011, mainly relates to content publishers’ operations.

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NOTE 9   Interests in associates

9.1   Interests in associates

The net book values of France Telecom’s investments in associates are as follows:

(in millions of euros)	Main activity	Main co-shareholders	% interest	December 31, 2011	December 31, 2010	December 31, 2009
Company			December 31, 2011
Entities jointly controlled
Everything Everywhere	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	6,734	7,116	-
Mauritius Telecom and subsidiaries	Telecommunications operator in Mauritius	Government of Mauritius (33%)	40%	92	71	70
Getesa	Telecommunications operator in Equatorial Guinea	Government of Equatorial Guinea (60%)	40%	29	24	27
Mobinil and subsidiaries	Telecommunications operator in Egypt		-	-	-	535
Others				8	6	13
Entities under significant influence
Médi Telecom	Telecommunications operator in Morocco	Groupe Caisse de Dépôt et de Gestion (30%) Groupe FinanceCom (30%)	40%	671	666	-
Korek Telecom	Telecommunications operator in Iraq	Agility (24%) CS SPV (56%)	20%	169	-	-
Sonaecom	Telecommunications operator in Portugal	Sonae SGPS (53%)	20%	105	142	134
Dailymotion	Video contents on Internet	Investment Funds (41%)	49%	59	-	-
Arkadin	Audio and web conference services	Neutral persons (64%)	20%	25	25	-
Orange Tunisie (1)	Telecommunications operator in Tunisia	Investec SA (51%)	49%	24	57	91
Orange Austria subgroup (2)	Telecommunications operator in Austria	Mid Europa Partners (65%)	35%	0	0	0
Cie Européenne de Téléphonie	Distributor		-	-	50	51
Others				28	19	16
TOTAL				7,944	8,176	937

(1)  On March 14, 2011, the Tunisian government issued a decree in council providing for confiscation of the property of 112 people close to the former government, including the Group’s partner who owns Investec SA. Furthermore, the Administrative Court of Tunis has appointed a receiver to represent Investec SA.

In addition, pursuant to a decree dated February 18, 2011, a national commission has been appointed to investigate potential violations connected with the previous government. This commission has reviewed many case files, including those relating to the three Tunisian telecom operators, and mainly the matter relating to the terms and conditions for award of the 2G/3G license to the Investec/Divona/Orange Participations consortium. It referred most of these case files to the Tunisian prosecutor, who has initiated investigations. At this stage, France Telecom is unable to predict the consequences of the investigation on the award of the license to the consortium*.

(2)  See Note 16.

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Changes in interests in associates are summarized in the table below:

(in millions of euros)	2011	2010	2009
Opening balance	8,176	937	754
Dividends (1)	(521)	(472)	(37)
Share of profits (losses) (excluding impairment loss) (2)	(50)	(14)	92
Impairment (3)	(47)	-	46
Translation adjustment	199	316	(19)
Change in components of other comprehensive income	(11)	30	-
Acquisitions of shares (4)	258	7,956	116
Disposals of investments (5)	(60)	(577)	(21)
Reclassifications and other items	-	-	8
Reclassification to assets held for sale	-	-	(2)
Closing balance	7,944	8,176	937

(1)  This item mainly relates to dividends paid by Everything Everywhere for (494) million euros in 2011 and (369) million euros in 2010.

(2)  Including, in 2011, Everything Everywhere for (60) million euros, Orange Tunisie for (31) million euros, and Mauritius Telecom and subsidiaries for 17 million euros.

(3)  Relates to Sonaecom.

(4)  Including, in 2011, the acquisition of 20% of Korek Telecom for 177 million euros and of 49% of Dailymotion for 61 million euros. Including, in 2010, the fair value of the interest in Everything Everywhere for 7,259 million euros.

(5)  Including, in 2011, (47) million euros representing the net book value of Compagnie Européenne de Téléphonie, which has been fully consolidated since July 29, 2011. Including, in 2010, (574) million euros representing the net book value of the Egyptian entities, which have been fully consolidated as from July 13, 2010.

Sensitivity of recoverable amounts of interests in associates

Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

In this respect, at December 31, 2011, the specific random factors in the estimate of recoverable amounts liable to affect these interests are similar to those described in Note 6.3 for the consolidated businesses.

•

For Everything Everywhere, the estimated recoverable amount is approximately the same as book value: for the Group’s share, a change of plus or minus 0.50% in the post-tax discount rate applied (8.00%) would increase or decrease the recoverable amount by 600 to 700 million euros, a change of plus or minus 0.50% in the perpetual growth rate applied (1.00%) would increase or decrease the recoverable amount by 500 to 600 million euros, and a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 700 million euros.

•

For the interest in Médi Telecom, which was acquired in December 2010, the estimated recoverable amount is approximately the same as book value: for the Group’s share, a change of plus or minus 0.50% in the post-tax discount rate applied (10.90%) would increase or decrease the recoverable amount by some 50 million euros, a change of plus or minus 0.50% in the perpetual growth rate applied (3.80%) would increase or decrease the recoverable amount by some 50 million euros, and a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 70 million euros.

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9.2   Information on the main associates

Financial aggregates

Unless otherwise indicated, the main financial aggregates for 100% of each associate as of December 31 are the following (unaudited figures except for Everything Everywhere):

(in millions of euros)	Revenues	Net income	Total assets	Equity
2011
Everything Everywhere (1)	7,817	(120)	18,246	13,468
Médi Telecom (2)	538	12	1,229	292
Mauritius Telecom and subsidiaries	194	48	487	236
Getesa	102	26	149	73
Sonaecom (3)	650	57	1,910	1,015
Orange Austria subgroup (4)	522	(4)	744	(653)
Orange Tunisie	102	(63)	308	(4)
Korek Telecom (5)	269	(57)	1,049	(36)
2010
Everything Everywhere (1)	6,243	(99)	18,980	14,234
Médi Telecom (2)	521	35	1,208	335
Mauritius Telecom and subsidiaries	181	42	532	172
Getesa	94	27	116	59
Sonaecom	684	30	1,838	964
Orange Austria subgroup (4)	578	(9)	743	(667)
Compagnie Européenne de Téléphonie	169	(18)	168	(105)
Orange Tunisie	49	(59)	331	69
2009
Mobinil and subsidiaries	1,400	247	1,834	436
Mauritius Telecom and subsidiaries	159	33	475	175
Getesa	76	18	100	67
Sonaecom	949	6	1,920	935
Orange Austria subgroup (4)	595	(32)	759	(657)
Compagnie Européenne de Téléphonie	169	(24)	188	(87)
Orange Tunisie	8	(2)	212	137

(1)  The income statement and consolidated statement of financial position are presented under segment information. The figures for 2010 are figures since April 1, the date on which the Company was created.

(2)  Consolidated figures under Moroccan standards.

(3)  Latest figures reported for the nine months ended September 30, 2011 (9 months).

(4)  Non-current financial liabilities at 100% included in the accounts of the Orange Austria subgroup amounted to 1,248 million euros in 2011, 1,275 million euros in 2010 and 1,250 million euros in 2009.

(5)  Figures for the period ended December 31, 2010.

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Transactions with associates

Everything Everywhere

Transactions with Everything Everywhere are shown below:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Assets
Trade receivables	60	84	-
Advances and down payments	-	-	-
Loans	224	726	-
Impairment	-	-	-
Other current assets	4	4	-
Liabilities
Trade payables	(19)	(15)	-
Advances from partners	(140)	(285)	-
Income statement
Revenues	51	46	-
Other operating income (1)	141	118	-
Operating expenses	(37)	(35)	-
Finance cost, net	5	18	-
(1) Including 49 million euros invoiced for services and 73 million euros for brand fees.

Other associates

At December 31, 2011, the Group had granted loans to Korek Telecom and to Médi Telecom with a value of 143 million euros and 36 million euros, respectively.

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NOTE 10   Financial assets, liabilities and financial results

10.1   Gains and losses related to financial assets and liabilities

(in millions of euros)	Finance costs, net						Operating income		Other comprehensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
2011
Assets available for sale	-	0	0	-	(0)		-	-	(10)
Loans and receivables	-	50	50	121	37		6	(212) (3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	75	75	(3)	-		-	-	-
Liabilities at amortized cost (1)	(1,891)	-	(1,891)	(563)	-		(29)	1	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	(70)	-	(70)	(4)	-		-	-	-
Derivatives	(105)	-	(105)	428	-		81	-	(17)
Discounting expense	-	-	-	-	(108)		-	-	-
Gains (losses) of continuing activities	(2,066)	125	(1,941)	(21)	(71)	(2,033)	58	(211)	(27)
Gains (losses) of discontinued operations	-	-	-	-	-	-	-	-	-
2010
Assets available for sale	-	12	12	2	1		-	-	(16)
Loans and receivables	-	51	51	151	30		12	(200) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	82	82	5	-		-	-	-
Liabilities at amortized cost (1)	(2,232)	-	(2,232)	(847)	-		(24)	(3)	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	3	-	3	71	-		-	-	-
Derivatives	112	(25)	87	674	-		(21)	-	26
Discounting expense	-	-	-	-	(90)		-	-	-
Gains (losses) of continuing activities	(2,117)	120	(1,997)	56	(59)	(2,000)	(33)	(203)	10
Gains (losses) of discontinued operations (2)	(2)	-	(2)	0	1	(1)	0	(23)	(0)
2009
Assets available for sale	-	4	4	(2)	3		-	-	32
Loans and receivables	-	33	33	264	27		2	(251) (5)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	110	110	71	-		-	-	-
Liabilities at amortized cost (1)	(2,219)	-	(2,219)	(181)	-		(27)	0	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	30	-	30	-	-		-	-	-
Derivatives	(43)	(18)	(61)	(194)	-		(3)	-	(173)
Discounting expense	-	-	-	-	(91)		-	-	-
Gains (losses) of continuing activities	(2,232)	129	(2,103)	(42)	(61)	(2,206)	(28)	(251)	(141)
Gains (losses) of discontinued operations (2)	(12)	-	(12)	(2)	17	3	18	(87)	(54)

(1)  Including the change in fair value of hedged liabilities.

(2)  Relates to assets sold in the United Kingdom.

(3)  Mainly receivables written off for (343) million euros, 47 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 86 million euros.

(4)  Mainly receivables written off for (416) million euros, 158 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 62 million euros.

(5)  Mainly receivables written off for (419) million euros, 118 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 53 million euros.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   432

10.2   Net financial debt

Net financial debt as defined and used by France Telecom corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate), less (b): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing, (iv) cash, cash equivalents and financial assets at fair value, and, since 2010 (v) the loan granted by the Group to Everything Everywhere.

Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net investment in foreign currencies). However, as the market value of these derivatives is included in the calculation of net financial debt, the effective portion of cash flow hedges and the effective portion of net investment hedges (c) are added to net financial debt to offset this temporary difference.

Items in the statement of financial position included in the calculation of net financial debt

(in millions of euros)	December 31, 2011		December 31, 2010		December 31, 2009
	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt
Non-current financial liabilities at amortized cost, excluding trade payables	33,933	33,696	31,617	31,397	30,502	30,322
Current financial liabilities at amortized cost, excluding trade payables	5,440 (1)	5,104	4,525	4,525	6,230 (2)	6,058
Total financial liabilities at amortized cost, except trade payables	39,373	38,800	36,142	35,922	36,732	36,380
Non-current financial liabilities at fair value through profit or loss	259	259	2,175	2,175	614	614
Current financial liabilities at fair value through profit or loss	2,019	2,019	366	366	73	73
Total financial liabilities at fair value through profit or loss	2,278	2,278	2,541	2,541	687	687
Non-current hedging derivatives liabilities	277	277	250	250	693	693
Current hedging derivatives liabilities	3	3	18	18	1	1
Liabilities included in the calculation of net financial debt (a)		41,358		38,731		37,761
Assets available for sale	89	0	119	0	220	87
Non-current loans and receivables	994 (1)	319	891	367	2,554 (3)	767
Current loans and receivables	1,165	355	775	734	1,093	76
Cash	1,311 (1)	1,328	1,227	1,227	894	894
Total loans and receivables, except trade receivables	3,470	2,002	2,893	2,328	4,541	1,737
Non-current financial assets at fair value through profit or loss	114	114	96	96	199	199
Current financial assets at fair value through profit or loss, excluding cash equivalents	948	948	758	758	91	91
Cash equivalents	6,733	6,733	3,201	3,201	2,911	2,911
Total financial assets at fait value through profit or loss	7,795	7,795	4,055	4,055	3,201	3,201
Non-current hedging derivatives assets	428	428	328	328	180	180
Current hedging derivatives assets	66	66	72	72	18	18
Assets included in the calculation of net financial debt (b)		10,291		6,783		5,223
Retained earnings	1,388	(177)	2,775	(108)	539	(4)
Of which effective portion of cash flow hedges	(56)	(56)	(1)	(1)	23	23
Of which effective portion of net investment hedges	(121)	(121)	(107)	(107)	(27)	(27)
Component of equity included in the calculation of net financial debt (c)		(177)		(108)		(4)
External net financial debt (a) - (b) + (c)		30,890		31,840		32,534

(1)  The disposal of Orange Suisse did not produce an impact on external net financial debt. The 336 million euros liability representing France Telecom S.A.’s current account with Orange Suisse and the loan of 917 million Swiss francs (754 million euros) granted to Orange Suisse are not included in net financial debt. Orange Suisse’s cash (equivalent to 17 million euros) are included in net financial debt at December 31, 2011.

(2)  The 172 million euros liability representing cash generated during the second half of 2009 by assets held for sale in the United Kingdom and invested at France Telecom S.A. is not included in net financial debt.

(3)  The loan for 1,250 million pounds sterling (1,407 million euros) granted to assets held for sale in the United Kingdom is not included in net financial debt at December 31, 2009.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   433

Analysis of net financial debt

(in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
TDIRA	10.3	1,578	1,594	1,631
Bonds, excluding TDIRA (1)	10.4	32,720	29,641	31,300
Bank and multilateral lending institutions	10.5	2,271	2,042	1,337
Finance lease liabilities		692	561	664
Securitization debt		593	582	807
Cash collateral received		314	236	-
Commercial papers		51	601	300
Bank overdrafts		188	165	96
Commitment to purchase Mobinil-ECMS shares	2 and 14.6	1,937	1,880	-
Other commitments to purchase non-controlling interests		15	8	23
Other financial liabilities		414	525	243
Derivatives (liabilities)	10.10	585	896	1,360
Liabilities included in the calculation of net financial debt (a)		41,358	38,731	37,761
Derivatives (assets)	10.10	832	598	483
Gross financial debt after derivatives		40,526	38,133	37,278
Deposits related to QTE leases and similar items (assets available for sale)		-	-	87
Cash collateral paid	10.8	317	265	758
Deposits related to securitization	10.8	-	-	73
Other deposits related to financing	10.8	133	110	11
Loan granted to Everything Everywhere	10.8	224	726	-
Other financial assets at fair value, excluding derivatives	10.9	724	656	6
Cash equivalents	10.9	6,733	3,201	2,911
Cash		1,328	1,227	894
Assets included in the calculation of net financial debt (b)		10,291	6,783	5,223
Effective portion of cash flow hedges		(56)	(1)	23
Effective portion of net investment hedges		(121)	(107)	(27)
Components of equity included in the calculation of net financial debt (c)		(177)	(108)	(4)
External net financial debt (a)- (b)+(c)		30,890	31,840	32,534

(1)  Includes France Telecom S.A. Schuldschein bonds in the amount of 304 million euros in 2011, 207 million euros in 2010 and 206 million euros in 2009. In 2009 and 2010, this category of bonds was included in bank loans.

Debt maturity schedules are presented in Note 11.3.

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after hedging derivatives set up to hedge items that are included in net financial debt.

(equivalent value in millions of euros at year-end closing rate)	EUR	GBP	PLN	EGP	CHF	USD	Others	Total
Net debt by currency before derivatives (1)	16,380	4,632	(401)	1,885	1,259	6,132	1,003	30,890
Effect of derivatives	9,744	(3,234)	750	-	(55)	(5,912)	(1,293)	-
Net financial debt by currency after derivatives	26,124	1,398	349	1,885	1,204	220	(290)	30,890
(1) Including the market value of derivatives in local currency.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   434

Analysis of net financial debt by entity

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
France Telecom S.A.	26,355	27,693	30,015
Commitment to purchase Mobinil-ECMS shares	1,937	1,880	-
ECMS	943	850	-
FT España	601	622	616
Securitization debt (France Telecom S.A. and Orange France S.A.)	581	572	724
TP Group	387	961	1,069
Loan granted to Everything Everywhere	(224)	(726)	-
Other	310	(12)	110
Net financial debt	30,890	31,840	32,534

10.3   TDIRA

On March 3, 2003, under the terms of the settlement agreement signed in 2002 that ended the project to develop the mobile business in Germany, France Telecom issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the “Bank Tranche”) and for MobilCom’s suppliers (the “Supplier Tranche”). The TDIRA are listed on Euronext Paris and were approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed “Autorité des Marchés Financiers”) on February 24, 2003.

The TDIRA are redeemable for new France Telecom ordinary shares, at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at France Telecom’s initiative based on a ratio of 525.6213 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 26.825 euros) and 423.5718 shares to one TDIRA for the Supplier Tranche (i.e. conversion price of 33.288 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor +2.5%. This rate could be increased to 3-month Euribor +3.0% if France Telecom’s rating were to be downgraded to BBB (by Standard & Poor’s) and to Baa2 (by Moody’s). The interest rate would be restored to 3-month Euribor +2.5% when France Telecom’s rating moves back up above those thresholds.

France Telecom may defer payment of a coupon under the terms and conditions set out in the information memorandum.

Taking into account redemptions made since their issue, 125,616 TDIRA remained outstanding at December 31, 2011, including 111,432 for the Bank Tranche and 14,184 for the Supplier Tranche, for a nominal amount of 1,771 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2011:

•

a liability component of 1,578 million euros recognized at amortized cost;

•

an equity component, before deferred taxes, of 425 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Number	125,616	129,635	129,635
Equity component before deferred taxes	425	439	439
Original debt component (a)	1,346	1,389	1,389
TDIRA nominal amount	1,771	1,828	1,828
Amortized cost adjustment excluding accrued interest (b)	215	190	146
Accrued interest (c)	17	15	96
Total debt in statement of financial position (a) + (b) + (c)	1,578	1,594	1,631
Effective interest rate on the liability component	5.86%	7.07%	7.77%
Interest paid	68	140	206

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   435

10.4   Bonds, excluding TDIRA

Bonds or new tranches issued during 2011 are shown in italics.

France Telecom S.A.

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2011	December 31, 2010	December 31, 2009
Bonds matured before December 31, 2011					1,513	6,776
EUR	750	January 23, 2012	4.625	590	590	750
EUR	1,225	February 21, 2012	4.375	809	809	1,225
GBP	250	March 29, 2012	6.000	299	291	267
CHF	400	April 11, 2012	2.750	329	320	270
GBP	250	May 24, 2012	5.500	299	291	281
EUR	3,500	January 28, 2013	7.250	3,076	3,076	3,500
CHF	500	September 6, 2013	3.375	411	400	337
EUR	1,000	January 22, 2014	5.000	1,000	1,000	1,000
EUR (1)	200	April 16, 2014	5.200	200	200	200
EUR	750	May 22, 2014	5.250	750	750	750
USD	1,250	July 8, 2014	4.375	966	935	868
CHF	400	December 4, 2014	3.500	329	320	270
EUR	100	January 19, 2015	Euribor 3M + 0,62	100	100	-
EUR	100	January 29, 2015	Euribor 3M + 0,63	100	100	-
HKD	500	February 4, 2015	2.950	50	48	-
EUR	70	February 9, 2015	Euribor 3M + 0,62	70	70	-
JPY	46,100	June 29, 2015	1.230	460	424	-
JPY	6,200	June 29, 2015	JPY Libor 3M + 0,67	62	57	-
USD	750	September 16, 2015	2.125	580	561	-
EUR	1,150	October 14, 2015	3.625	1,150	1,150	1,150
GBP	750	May 12, 2016	5.000	898	871	844
CAD	200	June 23, 2016	5.500	151	150	132
USD	1,000	September 14, 2016	2.750	773	-	-
CHF	250	October 13, 2016	1.625	206	-	-
JPY	44,300	November 25, 2016	1.130	442	-	-
HKD	340	December 22, 2016	2.750	34	-	-
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	599	581	563
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3,00 (4)	465	465	465
EUR	750	January 23, 2019	4.125	750	-	-
USD	1,250	July 8, 2019	5.375	966	935	868
EUR	25	February 10, 2020	4.200	25	25	-
EUR (2)	25	February 10, 2020	CMS 10 yr + 0.80	25	25	-
EUR	1,000	April 9, 2020	3.875	1,000	1,000	-
GBP	450	November 10, 2020	7.250	539	523	507
EUR	1,250	January 14, 2021	3.875	1,250	750	-
USD	1,000	September 14, 2021	4.125	773	-	-
EUR	255	October 13, 2021	CMS 10 yr + 0.69	255	-	-
EUR	272	December 21, 2021	TEC 10 yr + 0.50	272	-	-
EUR	500	September 16, 2022	3.375	500	500	-
HKD	700	October 6, 2023	3.230	70	-	-
HKD	410	December 22, 2023	3.550	41	-	-
GBP	350	December 5, 2025	5.250	419	407	394
EUR	75	November 30, 2026	4.125	75	-	-
GBP	500	November 20, 2028	8.125	599	581	563
USD (3)	2,500	March 1, 2031	8.500	1,902	1,842	1,709
EUR	50	December 5, 2031	4,300 (zero coupon)	50	-	-
EUR	50	December 8, 2031	4,350 (zero coupon)	50	-	-
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
GBP	500	January 23, 2034	5.625	599	581	563
GBP	500	November 22, 2050	5.375	599	291	-
Outstanding amount of bonds				31,007	27,582	29,302
Accrued interest				939	862	946
Other adjustments				(147)	(39)	(19)
TOTAL				31,799	28,405	30,229

(1)  The Schuldschein bonds, which were included in bank loans in 2009 and 2010, are now included in bonds.

(2)  This bond is measured at fair value through profit or loss. In 2011, a gain of 3 million euros was recognized on the remeasurement of this bond.

(3)  Bond with a step-up clause (clause that triggers a change in interest payments if France Telecom’s credit rating from the rating agencies changes).

(4)  EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   436

At December 31, 2011, France Telecom S.A. bonds were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

TP Group

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2011	December 31, 2010	December 31, 2009
Bonds matured before December 31, 2011					300	300
EUR	700	May 22, 2014	6.000	700	700	700
Outstanding amount of bonds				700	1,000	1,000
Accrued interest				26	32	32
Other adjustments				3	9	6
TOTAL				729	1,041	1,038

ECMS

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2011	December 31, 2010	December 31, 2009
Bonds matured before December 31, 2011					-	-
EGP	1,500	January 24, 2015	12.250	192	193	-
Outstanding amount of bonds				192	193	-
Accrued interest				-	-	-
Other adjustments				(3)	(4)	-
TOTAL				189	189	-

10.5   Bank loans and loans from multilateral lending institutions

The table below provides an analysis by entity of loans from banks and from multilateral lending institutions (primarily the European Investment Bank):

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
ECMS (1)	860	702	-
FT España	-	-	192
Other	444	377	341
Bank loans	1,304	1,079	533
FT España	502	502	300
TP Group	368	461	504
Other	97	-	-
Loans from multilateral lending institutions	967	963	804
TOTAL	2,271	2,042	1,337
(1) Credit line drawdowns.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   437

10.6   Financial liabilities at fair value through profit or loss

The table below shows a breakdown of liabilities at fair value through profit or loss:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Bonds at fair value through profit or loss	22	25	-
Derivatives held for trading (liabilities)	304	628	664
Commitment to purchase Mobinil-ECMS shares	1,937	1,880	-
Other commitments to purchase minority interests	15	8	23
TOTAL	2,278	2,541	687

10.7   Assets available for sale

(in millions of euros)	% interest	December 31, 2011	December 31, 2010	December 31, 2009
		Fair value	Fair value	Fair value
Bull S.A. (1)	8%	28	33	30
Steria (1)	3%	6	9	10
Freenet AG (ex MobilCom) (1)	1%	4	5	6
Investment funds (2)		33	34	37
Other companies		17	37	49
Total non-consolidated investments		88	118	132
Deposits related to QTE leases and similar items		-	-	87
Other financial assets at fair value		1	1	1
TOTAL		89	119	220
(1) Listed companies. (2) Mainly in research and development.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	2011	2010	2009
Opening balance	119	220	202
Change in fair value	(10)	(16)	32
Other movements	(20)	(85) (1)	(14)
Closing balance	89	119	220
(1) Including (80) million euros for closing the operations of QTE Leases.

Unrealized gains and losses arising from the revaluation of the assets available for sale at fair value are recorded in other comprehensive income. When a loss is significant or lasting, it is reclassified from other comprehensive income to consolidated net income for the period. The change in fair value of the assets available for sale is summarized as follows:

(in millions of euros)	2011	2010	2009
Profit (loss) recognized in other comprehensive income during the period	(4)	14	33
Reclassification in net income for the period	(6)	(30)	(1)
TOTAL	(10)	(16)	32

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   438

Reserves for assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Bull S.A.	21	26	23
Steria	5	8	9
Freenet AG (ex MobilCom)	4	4	4
Other companies	2	4	22
TOTAL	32	42	58
of which share attributable to owners of the parent company	32	42	58
of which share attributable to non-controlling interests	-	-	-

10.8   Loans and other receivables

(in millions of euros)	December 31, 2011			December 31, 2010	December 31, 2009
	Cost	Depreciation	Net	Net	Net
Cash collateral paid (1)	317	-	317	265	758
Deposits related to securitization (1)	-	-	-	-	73
Other deposits paid in connection with financing (1)	133	-	133	110	11
Loan granted to Everything Everywhere (1) (2)	224	-	224	726	1,407
Deposit related to General Court of the European Union’s dispute (3)	-	-	-	-	964
Receivables related to investments (4)	999	(20)	979	115	44
Other (5)	511	(5)	506	450	390
TOTAL	2,184	(25)	2,159	1,666	3,647

(1)  Items included in net financial debt (see Note 10.2).

(2)  At December 31, 2009, this amount represented the gross financial debt of assets held for sale. Out of this loan amount, 625 million pounds sterling were reimbursed on April 1, 2010 and 437 million pounds sterling were reimbursed on November 30, 2011.

(3)  See Note 15.1.

(4)  At December 31, 2011, this amount included the loan granted to Orange Suisse in a nominal amount of 917 million Swiss francs.

(5)  Mainly comprises security deposits and various loans.

The table below provides an analysis of the change in provision for loans and other receivables:

(in millions of euros)	2011	2010	2009
Opening balance	(60)	(58)	(140)
Change in provision for depreciation	0	(2)	85
Translation adjustment	(0)	(0)	(0)
Impact of changes in the scope of consolidation	35	-	-
Reclassifications and other items	0	(0)	(3)
Reclassification to assets held for sale	-	-	-
Closing balance	(25)	(60)	(58)

10.9   Financial assets at fair value through profit or loss

The table below shows a breakdown of financial assets at fair value through profit or loss:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Derivatives held for trading (assets)	338	198	284
Investments at fair value	724	656	6
Other financial assets at fair value through profit or loss	1,062	854	290
Cash equivalents	6,733	3,201	2,911
TOTAL	7,795	4,055	3,201

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   439

Apart from derivative assets, which are classified by nature as financial assets at fair value through profit or loss, the other financial assets are included in this category, as they are short-term investments whose management and performance are evaluated on the basis of fair value.

10.10   Derivative instruments

Items in the statement of financial position included in the derivatives portfolio

(in millions of euros)	December 31, 2011		December 31, 2010		December 31, 2009
	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives
Non-current financial liabilities at fair value through profit or loss	(259)	(238)	(2,176)	(272)	(614)	(614)
Non-current hedging derivatives liabilities	(277)	(277)	(250)	(250)	(693)	(693)
Current financial liabilities at fair value through profit or loss	(2,019)	(67)	(366)	(356)	(73)	(51)
Current hedging derivatives liabilities	(3)	(3)	(18)	(18)	(1)	(1)
Liabilities included in the derivatives portfolio		(585)		(896)		(1,359)
Non-current assets at fair value through profit or loss	114	114	96	96	199	199
Non-current hedging derivatives assets	428	428	328	328	180	180
Current financial asset at fair value through profit or loss, excluding cash equivalents	948	224	758	102	91	85
Current hedging derivatives assets	66	66	72	72	18	18
Assets included in the derivatives portfolio		832		598		482
Net derivatives		247		(298)		(877)

Analysis of market value of derivatives

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
	Net	Net	Net
Cash flow hedge derivatives	318	151	(90)
Fair value hedge derivatives	36	103	(381)
Net investment hedge derivatives	(140)	(122)	(25)
Hedging derivatives	214	132	(496)
Derivatives held for trading	33	(430)	(381)
Net derivatives	247	(298)	(877)
of which foreign exchange impact	538	(161)	(946)
of which interest rate impact	(291)	(137)	67

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   440

10.11   Cash flow hedges

To hedge the exposure of some of their financial cash flows to interest rate and foreign currency risk, the following entities of the France Telecom Group have set up risk hedging policies:

Entity	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging instrument	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	105	USD	March 1, 2012	Forward purchases	Interest rate
France Telecom S.A.	EUR	8	USD	March 16, 2012	Forward purchases	Interest rate
France Telecom S.A.	EUR	250	GBP	May 24, 2012	Cross-currency interest rate swaps	Currency and interest rate
TP Group	PLN	6	EUR	June 15, 2012	Cross-currency swaps	Currency
TP Group	PLN	26	PLN	June 15, 2012	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	105	USD	September 4, 2012	Forward purchases	Interest rate
France Telecom S.A.	EUR	8	USD	September 17, 2012	Forward purchases	Interest rate
TP Group	PLN	283	EUR	May 22, 2014	Cross-currency interest rate swaps	Currency and interest rate
TP Group	PLN	33	EUR	May 22, 2014	Interest rate swaps	Interest rate
TP Group	PLN	1,250	PLN	May 22, 2014	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	400	CHF	December 4, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	100	EUR	January 19, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	100	EUR	January 29, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	500	HKD	February 4, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	70	EUR	February 9, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	52,300	JPY	June 26, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	300	EUR	June 20, 2016	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	200	CAD	June 23, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	1,000	USD	September 14, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	250	CHF	October 13, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	44,300	JPY	November 25, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	340	HKD	December 22, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	350	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)
France Telecom S.A.	EUR	300	EUR	January 25, 2019	Interest rate swaps	Interest rate
FT Immo H/France Telecom S.A.	EUR	93	EUR	June 30, 2020	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	200	USD	July 31, 2020	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	200	GBP	November 10, 2020	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	1,000	USD	September 14, 2021	Cross-currency interest rate swaps	Currency and interest rate
FT Immo H/France Telecom S.A.	EUR	130	EUR	September 28, 2021	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	255	EUR	October 13, 2021	Interest rate swaps	Interest rate (CMS)
FT Immo H/France Telecom S.A.	EUR	124	EUR	December 20, 2022	Interest rate swaps	Interest rate
FT Immo H/France Telecom S.A.	EUR	39	EUR	January 30, 2023	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	700	HKD	October 6, 2023	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	410	HKD	December 22, 2023	Cross-currency interest rate swaps	Currency and interest rate
FT Immo H/France Telecom S.A.	EUR	77	EUR	January 31, 2024	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	150	GBP	December 5, 2025	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	500	GBP	November 20, 2028	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	50	GBP	January 23, 2034	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	500	GBP	November 22, 2050	Cross-currency interest rate swaps	Currency and interest rate

For each hedging relationship, the hedged item affects profit or loss:

•

each year on interest payment dates;

•

each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

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In order to hedge the exposure of some of their operating cash flows (purchase or sale) in foreign currencies, the following entities of the France Telecom Group have set up risk hedging policies. The main hedges are shown in the table below:

Entity	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging instrument	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	27	USD	2012	Forward purchases	Payment for ACE cable in US dollars
France Telecom S.A.	EUR	301	CHF	2012	Forward sales	Sale of Orange Suisse
FT Marine	EUR	24	USD	2012	Forward purchases	Sales in US dollars
TP Group	PLN	20	EUR	2012	Forward purchases	Purchases in euros
GlobeCast France	EUR	64	USD	2012-2021	Forward purchases	Purchase and sales in US dollars
TP Group	PLN	27	EUR	2022	Cross-currency swaps	Payment for UMTS license in euros

For each hedging relationship, the hedged item will affect profit or loss in each year until the maturity date of the hedging instrument.

The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2011	2010	2009
Gain (loss) recognized in other comprehensive income during the period (1)	28	132	(165)
Reclassification in net income for the period	(28)	(28)	(14)
Reclassification in operating income for the period	2	5	(1)
Reclassification in initial carrying amount of hedged item	(5)	(3)	7
TOTAL	(3)	106	(173)
(1) Mainly includes interest rate impact on cross-currency interest rate swaps (see Note 10.14).

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bond issues generated an unrealized foreign exchange gain of 194 million euros which is recognized directly in profit or loss, thereby offsetting exposure arising from the remeasurement of these bonds at the closing exchange rate in the statement of financial position.

The ineffective portion of cash flow hedges recognized in finance costs amounted to (5) million euros in 2011 versus 0 in 2010 and (3) million euros in 2009.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   442

10.12   Fair value hedges

The main purpose of the France Telecom Group’s fair value hedges is to switch its fixed-rate debt into variable rate debt and, for certain hedges, to convert foreign currency issues into euro issues.

The main hedges are shown in the table below.

Entity	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging instrument	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	400	CHF	April 11, 2012	Interest rate swaps	Interest rate
TP Group	PLN	220	EUR	May 22, 2014	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	115	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)

Fair value hedges affects profit or loss as follows:

(in millions of euros)	2011	2010	2009
Gain (loss) recognized on hedging instruments	(4)	(32)	23
Change in accrued interest	(30)	(48)	69
Gain (loss) recognized on hedging instruments (excluding accrued interest)	26	16	(46)
Gain (loss) recognized on hedged items	(24)	(2)	59
Ineffectiveness (finance costs, net)	2	14	13

In 2011 and 2010, some fair value hedging relationships were discontinued following cancellation of the hedging instruments. The fair value of the underlying debt at the hedge accounting termination date is amortized through profit or loss over the remaining term of the initial hedging relationship using an effective interest rate recalculated as of that date.

10.13   Net investment hedges

Since 2008, the France Telecom Group has set up derivative financial instruments to hedge its foreign exchange risk on its net investment in Switzerland. These are cross-currency interest rate swaps for which the foreign exchange component qualified as a net investment hedge.

The associated reserves of (121) million euros at December 31, 2011 will be reclassified in the gain on disposal of Orange Suisse, as will the associated cumulative translation adjustment since January 1, 2004 (date of first-time application of IFRS), which amounted to 160 million euros at end-December 2011 (see Note 13.5).

At December 31, 2011, the hedged nominal amount totaled 633 million Swiss francs for net assets in Swiss francs amounting to 962 million euros excluding net debt (see Note 11.2).

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2011	2010	2009
Gain (loss) recognized in other comprehensive income during the period	(14)	(80)	(0)
Reclassification in net income during the period	-	-	-
TOTAL	(14)	(80)	(0)

The ineffective portion of net investment hedges recognized in finance costs amounted to (4) million in 2011 versus (17) million euros in 2010 and 5 million euros in 2009.

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10.14   Hedging instruments reserves

In accordance with cash flow and net investment hedge accounting, the portion of gain or loss realized on the hedging instrument that is deemed to be effective is recognized in other comprehensive income in hedging instruments reserves.

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Effective component of cash flow hedges	(20)	1	(76)
Reserve to be amortized for discontinued hedges (1)	581	547	516
Effective component of net investment hedges	(121)	(107)	(27)
Contribution of France Telecom S.A.	440	441	413
Contribution of other entities	(18)	(2)	(0)
TOTAL	422	439	413
of which share attributable to owners of the parent company	422	440	412
of which share attributable to non-controlling interests	(0)	(1)	1
(1) Mainly includes interest rate impact on cross-currency interest rate swaps.

NOTE 11   Information on market risk and fair value of financial assets and liabilities

It is noted that the Group uses financial performance indicators that are not specifically defined by IFRS, such as EBITDA (see Note 18.1) and net financial debt (see Note 10.2).

Market risks are monitored by France Telecom’s Treasury and Financing Committee, which reports to the Group Management Committee. The committee is chaired by the Group’s Deputy Chief Executive Officer and Executive Director for Finance and Information Systems and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its liquidity, interest rate, foreign exchange rate and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

11.1   Interest rate risk management

France Telecom seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Management of fixed-rate/variable-rate debt

Taking these instruments into account, the fixed-rate component of the Group’s net debt rose significantly, owing to the increase in invested assets, which are mainly at variable rates. At December 31, 2011, it amounted to 113%, compared with 98% at December 31, 2010 and 81% at December 31, 2009. The fixed-rate component of gross debt was 91% at December 31, 2011.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a decrease of 101 million euros in financial expense and a 1% fall in interest rates would result in an increase of 120 million euros, mainly because of the net position of derivatives that do not qualify for hedge accounting.

Sensitivity of financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.80 billion euros, which represents 5.39% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.75 billion euros (5.24% of its market value).

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 29 million euros. A 1% fall in interest rates would lead to an increase in their market value and in the cash flow hedge reserves of approximately 35 million euros.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   444

11.2   Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows (equipment or network capacity purchases, purchases from suppliers or sales to customers, purchases from or sales to international operators).

To cover their exposure to these foreign exchange risks, the subsidiaries of the France Telecom Group have set up hedging policies whenever possible (see Note 10.11).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•

dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

•

financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

•

group financing: most of the Group’s debt (85%) is denominated in euros. From time to time, France Telecom S.A. issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If France Telecom S.A. does not have assets to hedge these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions that generate a net gain or loss recognized in the consolidated statements of income. It also shows the sensitivity of these entities to a 10% change in the foreign exchange rates of the currencies to which they are exposed.

(in millions of currency units)	Exposure in currency units							Sensitivity to a change in euro or zloty vs. other currencies (in millions of euros)
	EUR	GBP	PLN	EGP	CHF	USD	Total translated	10% gain in euro or zloty	10% loss in euro or zloty
France Telecom S.A.	-	(355)	89	-	(64)	(45)	(493)	45	(55)
TP Group	-	-	-	-	-	(3)	(2)	0	(0)
Commitment to purchase Mobinil-ECMS shares	-	-	-	(6,747)	-	-	(864)	79	(96)
TOTAL (CURRENCIES)	-	(355)	89	(6,747)	(64)	(48)	(1,359)	-	-
TOTAL (EUROS)	-	(425)	20	(864)	(53)	(37)	(1,359)	-	-

Translation risk

•

In the statement of financial position

Due to its international presence, France Telecom Group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the Swiss franc and the US dollar.

To hedge its largest foreign asset exposures, France Telecom has issued debt in the relevant currencies.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   445

(in millions of euros)	Contribution to consolidated net assets								Sensitivity to a change in euro vs. other currencies
	EUR	GBP	PLN	EGP	CHF	USD	Other currencies	Total	10% gain in euro	10% loss i n euro
Assets excluding net debt by currency (1)	42,399	7,274	3,493	2,272	962	434	3,648	60,482	(1,644)	2,009
Net debt by currency (2)	26,124	1,398	349	1,885	1,204	220	(290)	30,890	(433)	530
Net assets by currency (3)	16,275	5,876	3,144	387	(242)	214	3,938	29,592	(1,211)	1,480

(1)  Net assets excluding net debt by currency do not include components of net financial debt.

(2)  See Note 10.2.

(3)  The share of net assets attributable to owners of the parent company in zlotys amounts to 1,578 million euros.

To limit the translation risk on the statement of financial position while taking advantage of attractive financing rates, in 2008, France Telecom secured 633 million Swiss francs of net investment hedges in Swiss francs.

•

In the income statement

Due to its international presence, the France Telecom Group is exposed to risk arising from changes in average exchange rates in the conversion of statements of income denominated in foreign currencies of its foreign subsidiaries.

(in millions of euros)	Contribution to consolidated income statement								Sensitivity to a change in euro vs. other currencies
	EUR	GBP	PLN	EGP	CHF	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenues	34,871	193	3,586	1,231	1,168	860	3,368	45,277	(946)	1,156
Reported EBITDA	12,075	(83)	1,355	387	320	191	884	15,129	(278)	339
Operating income	7,476	481	272	(478)	156	134	63	8,104	(57)	70

France Telecom set up euro-zloty and euro-pound sterling economic hedges at the Group level in 2011 to reduce the foreign exchange risk related to the translation of dividends from Poland and from the United Kingdom.

In addition, foreign currency debt generates interest that provides a partial “natural” hedge of the subsidiaries’ operating cash flow in foreign currencies.

11.3   Liquidity risk management

The France Telecom Group’s policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   446

Diversified sources of funding

France Telecom has diversified sources of funding:

•

issues in the short-term securities markets under the commercial paper program;

•

regular issues in the bond markets under the EMTN program;

•

in January 2011, France Telecom entered into an agreement with 28 international banks for a 6 billion euros 5-year syndicated credit facility to refinance the previous facility. The margin on this syndicated credit facility is subject to change if the Group’s credit rating is upgraded or downgraded. In December 2011, the maturity of the syndicated credit facility was extended by a period of one year by 28 of the 29 banks in the banking pool as of that date, i.e. an amount of 5,730 million euros maturing in January 2017 and 270 million euros maturing in January 2016, in accordance with the initial schedule.

In 2011, the France Telecom Group continued to diversify its sources of funding to refinance its future bond redemptions. France Telecom S.A. issued 4.48 billion euros in bonds, with 1.95 billion euros issued on the euro market; the remainder was issued in US dollars, pounds sterling, Japanese yen, Swiss francs and Hong Kong dollars. These amounts include the issuance of a new 580 million euros bond maturing in 2019 to replace an existing 500 million euros structured bond maturing in 2022.

Liquidity of investments

France Telecom invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for the short term.

Smoothing debt maturities

Debt maturities are spread consistently over the coming years, as evidenced by the average maturity of net debt excluding TDIRAs, which was 9 years at the end of 2011 (8.5 years at the end of 2010 and 7.5 years at the end of 2009).

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

•

amounts in foreign currencies are translated at the year-end closing rate;

•

future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

TDIRA being bonds reedemable for shares that are perpetual, their redemption is assumed to be undetermined. In addition, from January 1, 2010, interest payable on the bonds switched to a variable rate over an undetermined period of time (see Note 10.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

•

the maturity dates of revolving credit facilities are the contractual maturity dates.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   447

(in millions of euros)	Note	December 31, 2011	H1 2012		H2 2012		2013		2014		2015		2016		2017 and beyond		Undated		Non-cash items (1)
			Nominal amounts	Accrued interest (2)	Future interest (2)	Nominal amounts	Accrued interest (2)	Future interest (2)	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts
TDIRA	10	1,578	-	17	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,771	(210)
Bonds, excluding TDIRA	10	32,720	2,227	916	199	1	49	489	3,487	1,558	3,945	1,322	2,764	1,099	2,504	1,034	16,968	8,696	-	(141)
Bank and multiateral agencies loans	10	2,271	248	28	74	369	-	105	517	87	311	62	136	34	411	23	279	17		(28)
Finance lease liabilities	10	692	168	-	5	35	-	5	49	10	78	9	21	9	24	8	318	24	-	(1)
Securitization debt	3.3 and 10	593	-	-	5	-	-	5	-	-	343	-	-	-	250	-	-	-	-	-
Cash collateral received	10	314	314	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial paper	10	51	51	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(0)
Bank overdrafts	10	188	188	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commitment to purchase Mobinil-ECMS shares	10	1,937	-	-	-	1,937	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other commitments to purchase non-controlling interests	10	15	15	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial liabilities	10	414	194	9	3	21	-	2	17	4	45	3	64	3	19	2	41	6	-	4
Derivatives (liabilities)	10	585	76	-	23	1	-	(20)	0	3	4	23	-	-	0	-	125	-	-	-
Derivatives (assets)	10	(832)	(258)	-	(15)	(4)	-	28	(1)	13	(169)	(15)	(56)	-	(96)	-	(140)	-	-	-
Gross financial debt after derivatives		40,526	3,223	970	294	2,360	49	614	4,069	1,675	4,557	1,404	2,929	1,145	3,112	1,067	17,591	8,743	1,771	-
Deposits received from customers		240	240	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Trade payables	4.4	8,531	7,599	17	2	525	4	8	48	10	46	11	33	11	33	12	153	76	-	73
TOTAL FINANCIAL LIABILITIES (including derivatives assets)		49,297	11,062	987	296	2,885	53	622	4,117	1,685	4,603	1,415	2,962	1,156	3,145	1,079	17,744	8,819	1,771	-

(1)  The amounts shown in this column are used for items not recognized at fair value, to reconcile the breakdown of the nominal amounts, of accrued interest and the balance in the statement of financial position.

(2)  The sum of accrued interest and future interest equals the amount of coupons to be paid.

At December 31, 2011, the liquidity position of France Telecom appeared to be sufficient to cover 2012 obligations linked to the net financial debt, independently of cash flow to be generated in 2012:

	Note	December 31, 2011
Bank overdrafts	10.2	(188)
Cash		1,311
Cash equivalents	10.9	6,733
Other financial assets at fair value, excluding derivatives	10.9	724
Available undrawn amount of credit facilities		7,504
Liquidity position		16,084

At December 31, 2011, the France Telecom Group had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. The main contributors to available credit facilities are shown in the table below:

(in millions of euros)	December 31, 2011
France Telecom S.A.	6,305
TP Group	849
FT España	96
ECMS	86
Other	168
Available undrawn amount of credit facilities	7,504

Most of the Group’s bank lines of credit bear interest at floating rates.

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 11.4.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   448

France Telecom’s debt ratings

France Telecom’s debt rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity (see Note 11.3). In addition, a change in France Telecom’s debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors or result in the acceleration or the modification of the repayment schedule of the loan.

One bond (see Note 10.4) with an outstanding amount of 1.9 billion euros at December 31, 2011 is subject to step-up clauses.

In addition, the 6 billion euros syndicated credit facility signed on January 27, 2011 (see Note 11.3), with an initial margin of 0.40% per year, is subject to change if France Telecom’s credit rating is upgraded or downgraded.

Moreover, the interest rate applied to the TDIRA is also subject to change if France Telecom’s credit ratings are downgraded (see Note 10.3).

Lastly, France Telecom S.A.’s trade receivables securitization programs contain provisions for accelerated repayment or modification of the repayment schedule in the event that France Telecom’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s (see Note 11.4).

France Telecom’s debt ratings at December 31, 2011 are as follows:

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

As France Telecom’s long-term ratings did not change in 2011, the step-up clauses were not triggered.

2011 REGISTRATION DOCUMENT / FRANCE TELECOM   449

11.4   Management of covenants

Commitments with regard to financial ratios

France Telecom S.A. does not have any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

In respect of the bank financing and guarantee contracts signed in 2010 and 2011, the TP Group must comply with the following covenant:

•

a net debt to EBITDA ratio equal to or less than 3.5 (net debt and EBITDA as defined in the contracts with the banks).

In respect of its 2005, 2007, 2008, 2009 and 2011 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

At December 31, 2011, these ratios were fully compliant.

Commitments with regard to structured financing contracts

Several repayment scenarios are possible for the Group’s trade receivables securitization programs, namely:

•

standard repayment on the contractual maturity date of the programs;

•

accelerated repayment or modification of the repayment schedule, notably in the event that France Telecom’s long-term rating is downgraded to BB- from Standard & Poor’s or Ba3 from Moody’s or if one of the relevant agencies ceases to publish its rating. In the case of accelerated or adjusted payment, the securitization conducts cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interest progressively.

Commitments related to instances of default or material adverse changes

Most of France Telecom’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on January 27, 2011, as well as bonds, are not subject to cross default or prepayment arrangements in the event of a material adverse change. Events of defaults in accelerated repayment clauses do not automatically lead to immediate repayment of other contracts.

11.5   Credit risk and counterparty risk management

Financial instruments that could potentially expose France Telecom to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

France Telecom considers that it has limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 3.3 for loans and other receivables, amounts past due but not depreciated are not material.

France Telecom is exposed to bank counterparty risk through its cash investments and derivatives. The Group’s policy is to work with financial institutions and industrial groups with a long-term rating of A-/A3 or above.

•

limits are based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•

these limits are adjusted periodically to reflect the risk. Limits are monitored and reported daily to the Group treasurer and head of dealing room;

•

counterparties’ ratings are monitored;

•

some investments by subsidiaries are with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned;

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•

for derivatives, France Telecom also has cash collateral agreements with the main bank counterparties to which it has the highest exposures. These agreements may result in weekly or monthly amounts payable (collateral paid) or receivable (collateral received), representing the mark-to-market impact of all derivative instruments set up with these counterparties. Consequently, the amount of cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. For France Telecom S.A., the net amount of cash collateral paid amounted to 3 million euros at December 31, 2011 compared with 29 million euros at December 31, 2010 and 758 million euros at December 31, 2009 (see Note 10.2). The difference between 2010 and 2011 was due to a volume effect following changes in the portfolio, and to the increase in the number of counterparties with which the Company entered into a cash collateral agreement, together with the reduction in thresholds set in the contracts. It is also due to the change in the currency effect on derivatives following the appreciation of certain currencies against the euro.

11.6   Equity market risk

At December 31, 2011, France Telecom S.A. had no options to purchase its own shares; it held 15,456,045 treasury shares (see Note 13.2) and had made forward purchases of 4,050,532 shares. Moreover, the Group’s exposure to market risk on shares of listed companies included in assets available for sale was not material and mutual funds investments (OPCVM) do not contain any equity component. The France Telecom Group is exposed to equity risk through certain retirement plan assets (see Note 5.2.2).

Lastly, the representation of France Telecom’s assets on the statement of financial position may be affected by the market value of its subsidiaries’ shares, which is one of the measurement variables used in impairment testing.

11.7   Capital management

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in projects that will generate growth, and to provide a return to shareholders.

In this context, the Group has set as a target a ratio of a net financial debt to restated EBITDA around 2.0 in the medium term.

As regards to dividends, the available amount to provide return to shareholders is calculated on the basis of total net income and retained earnings, under French GAAP, of the entity France Telecom S.A., the parent company.

11.8   Other information on the fair value of financial assets and tliabilities

The main methods and assumptions used to estimate the fair value of financial instruments are described below.

Assets available for sale

The market value of non-consolidated investment securities in quoted companies and listed marketable securities is based on quoted prices at year-end.

Unlisted securities are measured using available information such as transaction value, discounted future cash flows and comparable multiples.

The market value of investments in listed companies held for more than one year is their quoted price at the end of the accounting period.

Loans and receivables

For cash and cash equivalents, trade receivables and various deposits, France Telecom considers their carrying amount to be the best estimate of market value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

For very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, France Telecom considers that the nominal value of the investment and the related accrued interest, to be the best estimation for market value.

The market value of mutual funds (OPCVM) is the latest settlement value.

Financial liabilities at amortized cost

For trade payables and deposits received from customers, France Telecom considers the carrying value to be the best estimation for market value, due to the high liquidity of these instruments.

The market value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by France Telecom at the end of the period.

The market value of financial liabilities is determined using:

•

quoted price, for certain listed bonds;

•

for other instruments, the present value of estimated future cash flows, discounted using rates observed by France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

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Financial liabilities at fair value through profit or loss

The market value of firm or contingent commitments to purchase non-controlling interests is measured in accordance with the clauses of the contracts.

In one specific case, the market value of the commitment to purchase the Mobinil-ECMS shares is the price in Egyptian pounds of the put option granted to Orascom Telecom as stipulated in the agreements, multiplied by the number of shares held by the minority shareholders of Mobinil and ECMS, after applying an EUR/EGP exchange rate of 7.53 to Orascom Telecom’s share.

Derivative instruments

The market value of derivative financial instruments is determined using the present value of estimated future cash flows, discounted using interest rates observed by France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The market value of financial assets and liabilities measured at fair value in the statement of financial position shown in the table below has been ranked based on the three hierarchy levels defined by IFRS 7:

•

level 1: quoted price in active markets;

•

level 2: inputs observable directly or indirectly;

•

level 3: inputs not based on observable market data.

(in millions of euros)	Note	December 31, 2011
		Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	10	89	89	41	-	48
Listed investment securities		40	40	40	-	-
Unlisted investment securities		48	48	-	-	48
Other		1	1	1	-	-
Loans and receivables	3 and 10	8,375	8,371	123	3,343	4,905
Trade receivables		4,905	4,905	-	-	4,905
Cash		1,311	1,311	-	1,311	-
Deposits and various items		450	446	123	323	-
Other		1,709	1,709	-	1,709	-
Assets at fair value through profit or loss, excluding derivatives	10	7,457	7,457	2,079	5,378	-
Cash equivalents		6,733	6,733	1,939	4,794	-
Other		724	724	140	584	-
Financial liabilities at amortized cost	10	47,904	51,306	11,987	39,319	-
Financial liabilities		39,135	42,506	11,987	30,519	-
Trade payables		8,531	8,562	-	8,562	-
Other		238	238	-	238	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10	1,974	1,974	-	1,959	15
Bonds at fair value		22	22	-	22	-
Commitment to purchase Mobinil-ECMS shares		1,937	1,937	-	1,937	-
Other commitments to purchase non-controlling interests		15	15	-	-	15
Net derivatives	10	(247)	(247)	-	(247)	-

The market value of the net financial debt carried by France Telecom was 34,265 million euros at December 31, 2011, for a carrying amount of 30,890 million euros.

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The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2010	67	-	8	-
Gains (losses) taken to profit or loss	(14)	-	13	-
Gains (losses) taken to other comprehensive income	(1)	-	-	-
Impact of changes in the scope of consolidation	(4)	-	(6)	-
Transfer to one level to another	-	-	-	-
Level 3 fair values at December 31, 2011	48	-	15	-

(in millions of euros)	Note	December 31, 2010
		Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	10	119	119	52	-	67
Listed investment securities		51	51	51	-	-
Unlisted investment securities		67	67	-	-	67
Other		1	1	1	-	-
Loans and receivables	3 and 10	8,489	8,491	102	2,793	5,596
Trade receivables		5,596	5,596	-	-	5,596
Cash		1,227	1,227	-	1,227	-
Deposits and various items		374	376	102	274	-
Other		1,292	1,292	-	1,292	-
Assets at fair value through profit or loss, excluding derivatives	10	3,857	3,857	2,157	1,700	-
Cash equivalents		3,201	3,201	2,155	1,046	-
Other		656	656	2	654	-
Financial liabilities at amortized cost	10	44,881	47,928	5,120	42,808	-
Financial liabilities		35,921	38,946	5,120	33,826	-
Trade payables		8,740	8,762	-	8,762	-
Other		220	220	-	220	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10	1,913	1,913	-	1,905	8
Bonds at fair value		25	25	-	25	-
Commitment to purchase Mobinil-ECMS shares		1,880	1,880	-	1,880	-
Other commitments to purchase non-controlling interests		8	8	-	-	8
Net derivatives	10	298	298	-	298	-

The market value of the net financial debt carried by France Telecom was 34,865 million euros at December 31, 2010, for a carrying amount of 31,840 million euros.

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(in millions of euros)	Note	December 31, 2009
		Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	10	220	220	107	-	113
Listed investment securities		46	46	46	-	-
Unlisted investment securities		86	86	-	-	86
Other		88	88	61	-	27
Loans and receivables	3 and 10	9,992	9,992	-	4,541	5,451
Trade receivables		5,451	5,451	-	-	5,451
Cash		894	894	-	894	-
Deposits and various items		1,806	1,806	-	1,806	-
Other		1,841	1,841	-	1,841	-
Assets at fair value through profit or loss, excluding derivatives	10	2,917	2,917	2,114	803	-
Cash equivalents		2,911	2,911	2,112	799	-
Other		6	6	2	4	-
Financial liabilities at amortized cost	10	44,674	47,590	1,006	46,584	-
Financial liabilities		36,551	39,454	1,006	38,448	-
Trade payables		7,942	7,955	-	7,955	-
Other		181	181	-	181	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10	23	23	-	-	23
Bonds at fair value		-	-	-	-	-
Commitment to purchase Mobinil-ECMS shares		-	-	-	-	-
Other commitments to purchase non-controlling interests		23	23	-	-	23
Net derivatives	10	877	877	-	877	-

The market value of the net financial debt carried by France Telecom was 35,437 million euros at December 31, 2009, for a carrying amount of 32,534 million euros.

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NOTE 12   Income tax

12.1   Income tax recognized in profit or loss

Breakdown by tax consolidation group and/or by region

The tax charge for the Group amounted to (2,087) million euros. The breakdown of the tax charge by tax consolidation group and/or by region is the following:

	2011	2010	2009
France tax group	(1,693)	(755)	(1,683)
• Current tax	(763)	(1,922)	(29)
• Deferred tax	(930)	1,167	(1,654)
United Kingdom	(12)	(78)	(88)
• Current tax	(96)	(97)	(31)
• Deferred tax	84	19	(57)
Spain tax group	(0)	2	1
• Current tax	(0)	2	1
• Deferred tax	-	-	-
TP Group	66	(86)	(74)
• Current tax	(41)	(105)	(100)
• Deferred tax	107	19	26
Other subsidiaries	(448)	(838)	(398)
• Current tax	(408)	(393)	(433)
• Deferred tax	(40)	(445)	35
Tax charge for continuing operations	(2,087)	(1,755)	(2,242)
• Current tax	(1,308)	(2,515)	(592)
• Deferred tax	(779)	760	(1,650)
Tax charge for discontinued operations/assets held for sale	-	(24)	(43)
• Current tax	-	(13)	(45)
• Deferred tax	-	(11)	2

France tax group

In 2011, the current tax expense mainly reflects the provisions of the Amended Finance Bill (Loi de Finances Rectificative -LFR) for 2011, which institutes a requirement to pay to the government a minimum tax equal to the tax calculated on a basis representing 40% of taxable income before tax loss carryforward offsets. This law does not increase the total tax charge for the France tax consolidation group (including the deferred tax charge), but it means making tax payments that were not expected to be made until 2012 at the earliest.

The deferred tax charge mainly reflected the reversal of deferred tax assets resulting from the utilization of tax losses applied against taxable income for the period.

The total tax charge (current and deferred) for the France tax group also reflects the effect of the change in the tax rate, which, under the 2011 Amended Finance Bill, was increased to 36.10% for 2011 and 2012 from 34.43% previously.

The two main companies in the France tax consolidation group (France Telecom S.A. and Orange France S.A.) are undergoing tax audits for 2006-2009 and 2006-2010, respectively. With respect to the tax audits relating to fiscal years 2000-2005, for which France Telecom received a notice from the Tax Administration seeking tax adjustments amounting to 1,735 million euros, the Company issued on April 1, 2011 a bank guarantee in the amount of the tax claim. In addition, on November 23, 2011, the Company filed a motion for judicial review in the Administrative Court of Montreuil. Based on the usual length of time required for a court of first instance to render a judgment, a decision can be expected by 2013-2014 at the earliest. Should the court rule in disfavour of France Telecom, the Company would then be required to pay the principal amount and accrued interest pending the outcome of any appeals. France Telecom considers that it has solid grounds for its defense in view of the points raised by the Commission Nationale des Impôts Directs, particularly with respect to the enforceability of management decisions vis-à-vis the tax authorities and the statute of limitations for the years covered by the audit.

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In 2010, the current tax liability mainly reflected the recognition of the tax liability resulting from the tax audits for 2000 to 2005, including late interest. Deferred tax income included substantial income from the recognition of tax loss carryforwards. It also included the charge due to the use of tax loss carryforwards against taxable income for the period.

In 2009, the tax charge for the France tax group resulted primarily from the reversal of deferred tax assets following the utilization of tax loss carryforwards against taxable income for the period.

United Kingdom

In 2011, deferred tax income was due primarily to an adjustment to the deferred tax liability related to the Orange brand following a reduction in the applicable tax rate in the United Kingdom.

Spain

In 2011, Spain did not book any tax expense. The tax loss and the deductible temporary differences generated in 2011 were fully impaired.

TP Group

In 2011, TP Group’s current tax charge was substantially reduced by the amount of the tax credit for new technologies obtained in relation with fiscal years 2006 to 2011.

Deferred tax income reflects the fact that deferred tax assets relating to the DPTG provision were revised upwards following new events.

Other tax entities

In 2010, the deferred tax charge of other tax entities included a 396 million euros write-off of a deferred tax asset that was carried by a non-operating company.

Changes in applicable income tax rates

In 2011, the income tax rates applicable in several jurisdictions in which the Group operates were changed. The main changes in tax rates were in France, in the United Kingdom and in Egypt.

In France, the tax rate was increased to 36.10% for tax years 2011 and 2012 from 34.43% previously. As a result, the deferred tax charge of the France tax group includes a deferred tax profit of 60 million euros broken down as follow:

•

a deferred tax profit of 113 million euros resulting from the update of the stock of net deferred tax assets at the beginning of the year;

•

a deferred tax charge of 53 million euros as a direct result of applying the new tax rate to taxable income for the fiscal year.

In the United Kingdom, the tax rate was reduced to 26% as from April 1, 2011 from 28% previously. The tax rate will be further reduced to 25% as from April 1, 2012. As a result, the deferred tax charge for the United Kingdom includes a 93 million euros deferred tax profit, mainly representing a 94 million euros adjustment to the stock of net deferred tax liabilities at the beginning of the year.

In Egypt, the tax rate was increased to 25% as from January 1, 2011 from 20% previously. As a result, the deferred tax charge for Mobinil and ECMS includes a 66 million euros deferred tax charge, mainly representing a 65 million euros adjustment to the stock of net deferred tax liabilities at the beginning of the year.

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France Telecom Group tax reconciliation

The applicable income tax rate in France in respect of 2011 is 33.33%, plus an additional contribution which increases it to 36.10%.

The reconciliation between the tax computed at the French statutory tax rate and the effective income tax expense on continuing operations is as follows:

(in millions of euros)	2011	2010	2009
Net income of continuing operations before tax	5,915	5,562	5,444
Impairment of goodwill	611	509	449
Net income of continuing operations before tax and impairment of goodwill	6,526	6,071	5,893
Statutory tax rate in France	36.10%	34.43%	34.43%
Tax computed at the French statutory rate	(2,356)	(2,090)	(2,029)
Reconciliation items:
Adjustment of prior-year taxes	(151)	(1,896)	(1)
Share of profits (losses) of associates	(35)	(5)	47
Reassessment of deferred tax assets	(107)	1,915	(200)
Difference in tax rates	149	188	239
Change in applicable tax rates	142	-	-
Other reconciliation items	271	133	(298)
Effective tax on continuing operations	(2,087)	(1,755)	(2,242)
Effective tax on discontinued operations and assets held for sale	-	(24)	(43)
Effective tax rate	31.98%	28.90%	38.04%

The reconciliation items in the tax proof mainly relate to the following events recognized in 2011:

•

Adjustment of prior-year taxes: This adjustment reflects the effects of tax audits relating to prior years, and notably the tax audits covering fiscal years 2000 to 2005;

•

Reassessment of deferred tax assets: This is the effect of deductible temporary differences and losses realized in 2011 in jurisdictions where the conditions for recognizing a deferred tax asset are not met;

•

Difference in tax rates: These are differences in tax rates arising from the Group’s presence in jurisdictions that apply different tax rates than France;

•

Effect of changes in applicable tax rates: This is the cumulative effect of adjustments to the stocks of deferred taxes at the opening date in jurisdictions where tax rate changes were announced effective in 2011. These effects are detailed under Changes in applicable income tax rates;

•

Other reconciliation items: This line item mainly includes:

•

the tax effect of 74 million euros recognized by TP Group for the new technologies tax credit and the deferred tax asset relating to the DPTG provision, which was revised upwards during 2011,

•

the effect of reversals from cumulative translation adjustments associated with the discontinuation of business operations in the United Kingdom for 232 million euros.

The effective tax rate in 2010 was explained mainly by the following:

•

recognition of a tax charge of 1,901 million euros in connection with the tax audits for the years 2000 to 2005 and as a corollary recognition of 1,915 million euros in deferred tax assets;

•

the impact of remeasurement resulting from the business combination (Egypt); this impact is presented under Other reconciliation items and amounts to 114 million euros.

The effective tax rate in 2009 was explained mainly by the following:

•

the impact of the General Court of the European Union’s ruling, which resulted in a non deductible fine amounting to 964 million euros. This impact is included under Other reconciliation items;

•

the impact of tax losses and deductible temporary differences for the year that did not give rise to deferred tax assets (mainly Spain). This impact is estimated at 186 million euros and is included in Reassessment of deferred tax assets.

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12.2   Corporate income tax on components of other comprehensive income

(in millions of euros)	December 31, 2011			December 31, 2010			December 31, 2009
	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	(46)	(3)	(49)	(117)	57	(60)	(64)	14	(50)
Assets available for sale	(10)	(0)	(10)	(16)	3	(13)	32	1	33
Cash flow hedges	(3)	4	1	106	(35)	71	(227)	61	(166)
Net investment hedges	(14)	5	(9)	(80)	37	(43)	(0)	-	(0)
Translation adjustments	(1,053)	-	(1,053)	1,712	-	1,712	175	-	175
Other components of comprehensive income of associates	(11)	-	(11)	30	-	30	0	-	-
TOTAL	(1,137)	6	(1,131)	1,635	62	1,697	(84)	76	(8)

12.3   Tax position in statement of financial position

Breakdown by tax consolidation group and/or by region

(in millions of euros)	December 31, 2011			December 31, 2010			December 31, 2009
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current taxes	-	2,221	(2,221)	5	1,950	(1,945)	12	61	(49)
• Deferred taxes	2,829	-	2,829	3,761	-	3,761	2,691	-	2,691
United Kingdom
• Current taxes	(0)	56	(56)	25	101	(76)	33	-	33
• Deferred taxes	(0)	776	(776)	0	858	(858)	-	877	(877)
Spain tax group
• Current taxes	3	-	3	3	-	3	1	-	1
• Deferred taxes	460	127	333	418	85	333	419	85	334
TP Group
• Current taxes	0	8	(8)	2	18	(16)	6	1	5
• Deferred taxes	204	(0)	204	115	0	115	89	-	89
Other subsidiaries
• Current taxes	121	340	(219)	89	284	(195)	90	220	(130)
• Deferred taxes	58	361	(303)	130	322	(192)	576	81	495
Total tax on continuing operations
• Current taxes	124	2,625	(2,501)	124	2,353	(2,229)	142	282	(140)
• Deferred taxes	3,551	1,264	2,287	4,424	1,265	3,159	3,775	1,043	2,732
Total tax charge on discontinued operations
• Current taxes	-	1	(1)	-	-	-	0	93	(93)
• Deferred taxes	71	-	71	-	-	-	(0)	237	(237)

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France tax group

In 2011, the current tax liability for the France tax group mainly represents the tax liability recognized in connection with tax audits for the years 2000 to 2005, which amounts to 2,016 million euros including late interest. In 2010, this liability amounted to 1,946 million euros.

In 2011, as in 2010 and 2009, the deferred tax asset mainly reflects the tax effect of tax loss carryforwards on future taxable income.

United Kingdom

In 2011, as in 2010 and 2009, the deferred tax liability relates mainly to the taxable temporary difference relating to the Orange brand.

Spain

In 2011, the deferred tax asset reflects the tax effect of tax loss carryforwards and deductible temporary differences for which there is a high probability that they will be offset against profits in the coming years

In 2011, the deferred tax liability reflects the effect of the tax deduction taken in respect of tax goodwill, which can be amortized over several years under Spanish law.

TP Group

In 2011, more than half of the deferred tax asset represents the effect of the temporary difference relating to the DPTG provision.

Change in Group net deferred taxes

(in millions of euros)	2011			2010			2009
Opening balance (assets)	3,159			2,732			3,919
	Income statement	Other (1)	Total	Income statement	Other (1)	Total	Income statement	Other (1)	Total
Provisions for employee benefit obligations	(64)	2	(62)	37	80	117	12	14	26
Fixed assets	215	(129)	86	192	(245)	(53)	105	107	212
Tax loss carryforwards	(817)	57	(760)	389	(161)	228	(1,844)	147	(1,697)
Other temporary differences	(113)	(23)	(136)	142	(6)	135	77	195	272
Closing balance (assets)	2,287			3,159			2,732
(1) Includes other components of comprehensive income, changes in scope of consolidation, foreign exchange fluctuations and reclassifications.

In 2011, the change in the closing deferred tax balance is due primarily to deferred tax recognized in the income statement in a total amount of (779) million euros. The deferred tax balance also reflects a (71) million euros change for assets held for sale.

In 2010, the change in net deferred tax was due mainly to movements recognized in the income statement and to the inclusion of Mobinil and ECMS in the tax consolidation group for the first time.

In 2009, the change in net deferred tax was due mainly to movements recognized in the income statement.

Net deferred taxes by type

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
	Net	Net	Net
Provisions for employee benefit obligations	525	587	470
Fixed assets	(540)	(626)	(573)
Tax loss carryforwards	1,483	2,243	2,015
Other temporary differences	819	955	820
Net deferred taxes on continuing operations	2,287	3,159	2,732

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Unrecognized deferred tax assets

At December 31, 2011, unrecognized deferred tax assets for the France Telecom Group amounted to 4.8 billion euros (4.5 billion euros in 2010 and 5.7 billion euros in 2009), approximately half of these relating to the Spain tax group. The France tax group has no stock of unrecognized deferred tax assets. TP Group has a non-material stock of unrecognized deferred tax assets.

Unrecognized deferred tax assets comprise the tax impact of tax loss carryforwards up to 4.6 billion euros and the tax impact of deductible temporary differences up to 0.2 billion euros. These tax losses and temporary differences are available in many jurisdictions. They were not recognized in the consolidated financial statements in accordance with the accounting policies described in Note 18.10.

Unrecognized tax loss carryforwards (tax bases) for which no deferred tax assets have been recognized, together with their expiration dates, are shown in the table below.

(in millions of euros)	Tax loss carryforwards
2012	75
2013	63
2014	489
2015	151
2016	105
2017 and beyond (including carryforwards that do not expire)	14,634
TOTAL	15,517

The total of 15,517 million euros represents a tax impact of 4.6 billion euros.

NOTE 13   Shareholders’ equity

At December 31, 2011, France Telecom S.A.’s share capital, based on the number of issued shares indicated in Section 13.1 below, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.94% of France Telecom S.A.’s share capital and 27.10% of the voting rights either directly or indirectly in concert with the Fonds Stratégique d’Investissement.

13.1   Changes in share capital

During the year, France Telecom S.A. issued 26,777 new shares following the exercise of stock options or options liquidity instruments, including:

•

1,504 new shares issued in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occurred (see Note 5.3.2);

•

25,273 new shares issued in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments (see Note 5.3.2).

The issuance of these new shares was duly recorded by the Board of Directors at its meeting on January 10, 2012.

13.2   Treasury shares

As authorized by the Shareholders’ Meeting of June 7, 2011, the Board of Directors instituted a new share buyback program (the 2011 Buyback Program) and cancelled the unused portion of the 2010 Buyback Program, with immediate effect. The 2011 Buyback Program is described in the France Telecom Registration Document filed with the French Securities Regulator on April 4, 2011.

In August and September, 2011, France Telecom bought back 13,250,000 shares under the 2011 Buyback Program. On June 21, 2011, France Telecom also entered into a forward purchase contract (maturing on July 20, 2015) for 4,050,532 treasury shares. These buybacks are intended to fulfill the obligations associated with the free share award plan, which was approved in principle by France Telecom’s Board of Directors at its meeting of May 23, 2011 (see Note 5.3.1).

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In September and October 2011, France Telecom also bought back 2,099,701 shares under the 2011 Buyback Program to honor its obligations under stock option plans for which it has entered into liquidity contracts with holders of Orange options.

The above figures do not include shares bought under the terms of the liquidity contract entered into with an investment services provider. This contract, which initially took effect on May 9, 2007, has been renewed on its anniversary date each year and has continued to be implemented under the 2011 Buyback Program. An amount of 100 million euros was initially allocated to the liquidity account for purposes of implementing the contract. At December 31, 2011, these funds amounted to 119 million euros.

At December 31, 2011, the Company held 15,456,045 of its own shares (including 101,868 shares under the terms of the liquidity contract), compared with 4,609 at December 31, 2010 (including no shares under the terms of the liquidity contract) and 2,042,836 at December 31, 2009 (including no shares under the terms of the liquidity contract). Purchases and sales of treasury shares are recorded under changes in equity, on the date on which ownership is transferred (value date).

13.3   Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

(in millions of euros)	2011	2010	2009
Net income of continuing operations used for calculating basic earnings per share (a)	3,895	3,810	2,818
Impact on net income of converting each category of dilutive financial instruments:	-	-	-
• TDIRA (1)	57	57	-
• OCEANE	-	-	0
Net income of continuing operations used for calculating diluted earnings per share (b)	3,952	3,867	2,818
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	-	1,070	200
Net income used for calculating basic earnings per share (a) + (c)	3,895	4,880	3,018
Net income used for calculating diluted earnings per share (a) + (c)	3,952	4,937	3,018
(1) The TDIRA, which were non-dilutive at December 31, 2009, were not included in the calculation of diluted earnings per share.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

(number of shares)	December 31, 2011	December 31, 2010	December 31, 2009
Weighted average number of ordinary shares outstanding – basic	2,643,535,474	2,647,269,516	2,648,020,634
Weighted average number of shares potentially arising on conversion of TDIRA (1)	64,009,082	61,854,754	-
Weighted average number of shares potentially arising on conversion of OCEANE	-	-	72,358
Weighted average number of ordinary shares arising from the conversion France Telecom stock option and related plans (2)	29,964	541,125	1,025,869
Weighted average number of treasury shares held to cover free share award plans	4,398,445	651,628	2,141
Weighted average number of shares outstanding – diluted	2,711,972,965	2,710,317,023	2,649,121,002

(1)  TDIRA represented 77,742,959 shares at December 31, 2009.

(2)  Subscription options with an exercise price greater than the 12-month average market price are not included in the calculation of diluted earnings per share.

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Information on instruments that were non-dilutive at year-end but potentially dilutive in future periods

In 2011, due to the annual average share price, which was 14.22 euros:

•

the Orange stock option plans were non-dilutive up to 5,048,434 shares (shares converted into France Telecom shares);

•

the France Telecom (ex Wanadoo) stock option plans were non-dilutive up to 1,234,916 shares;

•

the France Telecom 2005 and 2007 stock option plans, representing 19,923,667 shares, were non-dilutive overall.

The weighted average exercise price of each plan is set out in Note 5.

13.4   Dividends

FY	Approved by	Description	Dividend per share (euros)	Payout date	How paid	Total (in millions of euros)
2011	Board of Directors Meeting on July 27, 2011	2011 interim dividend	0.60	September 8, 2011	Cash	1,585
	Shareholders’ Meeting on June 7, 2011	Balance for 2010	0.80	June 15, 2011	Cash	2,118
Total dividends paid in 2011						3,703
2010	Board of Directors Meeting on July 28, 2010	2010 interim dividend	0.60	September 2, 2010	Cash	1,589
	Shareholders’ Meeting on June 9, 2010	Balance for 2009	0.80	June 17, 2010	Cash	2,117
Total dividends paid in 2010						3,706
2009	Board of Directors Meeting on July 29, 2009	2009 interim dividend	0.60	September 2, 2009	Cash	1,588
	Shareholders’ Meeting on May 26, 2009	Balance for 2008	0.80	June 30, 2009	Cash: 1,553 million euros/shares: 538 million euros	2,091
Total dividends paid in 2009						3,679
2008	Board of Directors Meeting on July 30, 2008	2008 interim dividend	0.60	September 11, 2008	Cash	1,563

13.5   Cumulative translation adjustment

The change in translation adjustments for continuing operations is broken down as follows:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Profit/(loss) recognized in other comprehensive income during the period	(411)	679	(266)
Reclassification to net income for the period	(642)	(60)	-
Total transaction adjustments for continuing operations	(1,053)	619	(266)

In 2011, the France Telecom Group terminated certain operations in the United Kingdom. This transaction generated an impact of 642 million euros on the income statement resulting from reclassification of the cumulative translation adjustment for these entities.

In 2010, the reclassification of translation adjustments to net income for the period was due to transactions relating to the Egyptian entities (see Note 2).

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The change in translation adjustments for discontinued operations is broken down as follows:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Profit/(loss) recognized in other comprehensive income during the period	-	(4)	441
Reclassification to the net income for the period	-	1,097	-
Total translation adjustments for continuing operations	-	1,093	441

In 2010, the reclassification of translation adjustments to net income for the period was in connection with the disposal of interest in Orange in the United Kingdom for 1,031 million euros (see Note 2).

The table below provides a breakdown of cumulative translation adjustments by currency:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Pound sterling	441	734	(691)
o/w translation adjustments for discontinued operations	-	-	(1,093)
Polish zloty	608	1,096	930
Swiss franc	160	155	-
o/w translation adjustments for operations held for sale	160	-	-
Egyptian pound	(261)	(203)	(12)
Slovakian crown	221	244	244
Other	(228)	(32)	(189)
TOTAL	941	1,994	282
of which share attributable to owners of the parent company	752	1,689	37
of which share attributable to non-controlling interests	189	305	245

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13.6   Non-controlling interests

(amount in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Credit part of net income attributable to non-controlling interests (a)	497	402	517
o/w TP Group	164	15	154
o/w Sonatel Group	153	166	147
o/w Mobistar Group	104	124	123
Debit part of net income attributable to non-controlling interests (b)	(564)	(403)	(133)
o/w Kenya	(144)	(89)	(73)
o/w Egypt (1)	(388)	(275)	-
Net income attributable to non-controlling interests (a + b)	(67)	(3)	384
Credit part of comprehensive net income attributable to non-controlling interests (a)	402	454	518
o/w TP Group	60	47	168
o/w Sonatel Group	153	167	142
o/w Mobistar Group	104	124	123
Debit part of comprehensive net income attributable to non-controlling interests (b)	(572)	(402)	(135)
o/w Kenya	(150)	(87)	(74)
o/w Egypt	(388)	(274)	0
Comprehensive net income attributable to non-controlling interests (a + b)	(171)	52	383
Dividends paid to minority shareholders	687	610	571
o/w TP Group	245	252	233
o/w Sonatel Group	159	143	125
o/w Mobistar Group	122	129	129
o/w Egypt	95	-	-

(amount in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Debit part of equity attributable to non controlling interests (a)	2,250	2,520	2,716
o/w TP Group	1,186	1,405	1,610
o/w Sonatel Group	513	541	502
o/w Mobistar Group	191	207	212
Credit part of equity attributable to non controlling interests (b)	(231)	(72)	(3)
o/w Kenya	(218)	(67)	-
Total Equity attributable to non controlling interests (a + b)	2,019	2,448	2,713
(1) Including (286) million euros relating to the impairment loss attributable to non-controlling interests (see Note 6).

The cumulative results for Kenya result in negative balance of (218) million euros in non-controlling interests. Telkom Kenya had the following financing at December 31, 2011: 292 million euros granted by the France Telecom Group, which owns 40% of Telkom Kenya, and 44 million euros from the non-controlling interests.

A write-off or a non-proportional capital increase would result in a reclassification from equity attributable to non-controlling interests to equity attributable to owners of the parent.

As France Telecom granted a fixed-price commitment to purchase the Mobinil-ECMS shares that it did not already own (see Note 2 and Note 14.6), the negative balance of its share of non-controlling interests in Egypt (488 million euros) has been reclassified under equity attributable to the owners of the parent in the statement of financial position.

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NOTE 14   Unrecognized contractual commitments

At December 31, 2011, France Telecom considers that, to its knowledge, it has not entered into any commitments for those entities that are controlled by the Group, other than those described in this note, likely to have a material effect on its current or future financial position.

14.1   Leasing commitments

MINIMUM FUTURE LEASE PAYMENTS DUE UNDER NON-CANCELABLE LEASES AT DECEMBER 31, 2011, BY MATURITY

(in millions of euros)	Total	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
Operating leases (1)	6,255	1,085	1,020	962	921	849	1,418
(1) Includes lease payments in the form of overhead (land, buildings, equipment, vehicles and other assets).

Future finance lease payments are shown in Note 11.3. Future interest on finance lease payments amounted to 71 million euros in 2011.

The Group may choose whether or not to renew these commercial leases upon expiration or to replace them by other leases with renegotiated terms and conditions.

14.2   Investment and goods and services purchase commitments

Goods and services purchase commitments

PAYMENTS DUE BY MATURITY AT DECEMBER 31, 2011

(in millions of euros)	Total	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
Goods and services purchase commitments	3,392	2,237	452	218	147	123	215

The most significant commitments to purchase goods and services entered into by the Group are contracts to purchase terminals, transmission capacity and audiovisual content. Such purchases may form part of multi-year contracts. The main commitments at December 31, 2011 related to the following:

•

the purchase of transmission capacity for an overall amount of 979 million euros, of which 716 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2021);

•

purchases of mobile telephones for an aggregate amount of 611 million euros;

•

the purchase from the French Ligue de Football Professionnel of broadcasting rights for League 1 football matches over the mobile network for three seasons. The total amount of these commitments is 40 million euros, payable in installments up to June 2012;

•

maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 226 million euros.

Unrecognized contractual commitments for purchases of broadcasting rights by Orange Cinéma Séries and of Orange Sport are not included in the above table, as these are fully covered by a provision (see Note 8.2).

Investment commitments

INVESTMENT COMMITMENTS DUE BY MATURITY AT DECEMBER 31, 2011

(in millions of euros)	Total	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
Investment commitments	2,883	2,157	85	111	24	4	502
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Investment commitments at December 31, 2011 mainly comprise:

•

in France, on December 22, 2011, at an auction of 4G frequencies, the ARCEP (the postal and electronic communications regulatory authority) awarded a block of frequencies in the 800 MHz band intended for the deployment of the new 4G networks (which give access to very high speed broadband service) for a total of 891 million euros. The ARCEP issued its authorization to use the frequencies in January 2012;

•

in Spain, as part of the acquisition of a second block of 3G frequencies, Orange made investment commitments for 433 million euros over three years, which are fully covered by a bank guarantee;

•

under the terms of the Tunisian government’s grant of a fixed-line and mobile telecommunications license to the consortium formed by France Telecom, Investec and Divona Telecom, announced on June 26, 2009, France Telecom, which owns 49% of the consortium, undertook to finance its share of the six-year business plan provided during the bid process, for a total of 450 million Tunisian dinars, or a maximum commitment of 220 million dinars for France Telecom. Given the investments that have been made, the residual amount of France Telecom’s commitment at December 31, 2011 amounted to 37 million dinars (19 million euros);

•

on October 22, 2009, TP S.A. and the Polish Office for Electronic Communications (UKE) signed a memorandum of understanding pertaining to the institution of measures to guarantee non-discrimination and transparency in inter-carrier relations without functionally separating of TP S.A.’s activities. Moreover, under this agreement, wholesale rates for regulated services will remain frozen until 2012 and TP S.A. is to develop 1.2 million broadband lines over 2010-2012, for a total investment initially estimated by TP S.A. at 3 billion zlotys. At December 31, 2011, just under one-third of these access lines remained to be delivered by TP S.A.

In addition to these commitments, which are expressed in monetary terms, the Group has made certain commitments to various government authorities pertaining to the scope of the population covered by its networks or to quality of service. These commitments, which have been undertaken primarily as part of license award processes, will require substantial investment expenditure in future years to roll out and enhance the networks. They are not shown in the table below if they have not been expressed in monetary terms, which is usually the case.

In France, the Group agreed to meet the following conditions for frequencies in the 2.6GHz and 800MHz bands obtained in 2011:

•

an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under full MVNO schemes;

•

an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800MHz band), which can be met by using both the allocated frequencies and other frequencies;

•

more specifically, for the 800MHz band: an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming service, an obligation to provide roaming in each département (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the “white area” program.

In Belgium, the Company did not make any commitments in connection with the award of frequencies in the 2.6GHz band in November 2011.

Non-compliance with these obligations could result in fines and other sanctions ultimately leading to withdrawal of licenses granted. Management believes that the Group has the ability to fulfill these commitments vis-à-vis government authorities.

14.3   Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees of French entities of the France Telecom Group, vested rights not yet used totaled approximately 9.5 million hours at December 31, 2011.

In accordance with French standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of demand of the employee within the framework of a Personal Leave for Training, of a dismissal or of a resignation.

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14.4   Guarantees given to third parties in the ordinary course of business

The table below shows the guarantees provided by the Group to third parties (financial institutions, customers, partners and government agencies) to ensure fulfillment of contractual obligations by non-consolidated companies.

(in millions of euros)	Total/Ceiling	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
Guarantees given to third parties by France Telecom in the ordinary course of business	1,209	454	42	153	25	353	182

Guarantees given to third parties to ensure the fulfillment of contractual obligations by consolidated subsidiaries are not shown in the table above as they do not increase the Group’s commitments.

Pursuant to commitments made to Deutsche Telekom when combining the United Kingdom operations, the Group retained certain indemnification obligations, primarily of a tax nature, in relation with the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange Personal Communications Services (now accounted for under the equity method), for which the Group substituted itself as debtor of the obligations. These indemnification obligations are capped at 315.4 million pounds sterling, or 378 million euros at December 31, 2011. The last of these obligations will expire in February 2017.

On October 14, 2011, “Buyin”, the France Telecom-Orange and Deutsche Telekom purchasing joint venture, commenced operations. To generate savings, the parent companies pooled their purchasing operations for handsets, mobile communication networks, and a large part of the fixed-line network equipment and services platforms into a 50/50 joint venture. A compensation mechanism was instituted to take account of a differential between the two operators’ benefits. At December 31, 2011, the Group’s commitment amounted to 140 million euros, after payment of a 75 million euros advance in 2011.

The Group’s main commitments relating to borrowings are set out in Note 11.

Certain investments and other assets have been pledged to financial institutions or used as collateral to cover bank borrowings and credit lines (see Note 11).

14.5   Asset and liability guarantees granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to standard warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2011, the main warranties in effect were the following:

•

tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. This warranty will expire at the end of the statutory limitation period;

•

tax-related warranty, granted as part of the disposal of Télédiffusion de France in 2002. This warranty is not capped and will expire at the end of the statutory limitation period;

•

guarantee capped at 91 million euros, granted as part of the disposal of Orange Denmark in 2004. This guarantee will expire at the end of the statutory limitation period;

•

as part of the merger of France Telecom and Deutsche Telekom operations in the United Kingdom, France Telecom counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (898 million euros at December 31, 2011), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-mobile UK towards the jointly owned company created with H3G as part of a 3G network sharing agreement (i.e., a guarantee capped at 375 million pounds sterling, or 449 million euros, for France Telecom);

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•

guarantees, particularly tax warranties, granted at the time of the transfer of the United Kingdom operations to the joint venture Everything Everywhere, related to the restructuring of interests and assets carried out prior to the transfer. These guarantees are not capped;

•

miscellaneous standard guarantees granted to buyers of real estate sold by the Group.

France Telecom believes that the risk of these guarantees being enforced is remote and that the potential consequences of their being called are not material with regard to the Group’s results and financial position.

Furthermore, under the terms of the agreements with Orascom Telecom, if Orascom Telecom sells its shares, it will transfer to France Telecom its rights to the management fee amounting to 0.75% of ECMS’s revenues, and will sign a transitional services contract with ECMS that will enable ECMS, at its sole discretion, to maintain or terminate its various service and/or technical assistance contracts with the Orascom Telecom group, subject to compliance with the applicable laws and to approval by the relevant governing bodies of ECMS. In consideration for this transfer and for signature of the transition contract, France Telecom will pay Orascom Telecom compensation of 110 million euros.

14.6   Commitments relating to securities

Under the terms of agreements with third parties, France Telecom has made or received commitments to purchase or to sell shares. The purpose of this Section is to describe those options that, if exercised, would produce a material impact on the Group’s financial condition, excluding any commitments potentially arising from a change of control or from mechanisms to arrange for the exit of a shareholder (preferential rights, rights of first refusal, etc.).

Commitments given and received by France Telecom

Mobinil

Pursuant to the agreements that came into effect on July 13, 2010 and that ended their disputes relating to their investment in Mobinil, France Telecom gave Orascom Telecom a commitment to purchase its shares in Mobinil (an unlisted company) and its shares in ECMS (the mobile telephone carrier that sells its services under the Mobinil brand and a listed subsidiary of Mobinil), which it may exercise (i) during the period from September 15 to November 15, 2012, and subsequently (ii) during the period from September 15 to November 15, 2013, as well as (iii) at any time until November 15, 2013 in the event of a deadlock over a limited number of material decisions and subject to certain conditions. The exercise price per ECMS share agreed upon by the parties will increase over time, from 223.6 Egyptian pounds on the effective date of the agreement, up to 248.5 Egyptian pounds at the end of 2013, and must be paid in euros based on a constant exchange rate fixed by agreement at 7.53 Egyptian pounds for 1 euro. The price per Mobinil share shall be equal to the price per ECMS share multiplied by the total number of ECMS shares held by Mobinil and divided by the total number of Mobinil shares.

Based on Egyptian securities law as noted in the ruling of the Egyptian market authority (EFSA) published on May 3, 2010, the exercise of this put option would also generate for France Telecom the obligation to launch a tender offer for the ECMS shares held by minority shareholders. This offer would be subject to approval by the EFSA at the contractually agreed price per share in Egyptian pounds for the ECMS shares held by Orascom Telecom.

These commitments, like all firm or contingent commitments relating to non-controlling interests in fully consolidated entities, have been recognized as financial debt (see Note 10.2), in accordance with the accounting principle described in Note 18.1.

Everything Everywhere

Pursuant to the agreement signed on November 5, 2009, France Telecom and Deutsche Telekom undertook not to sell their equity interest within three years, except in special circumstances. These special circumstances include a potential disagreement between the shareholders on the choice of the commercial brand to be adopted. The parties are to settle any continuing disagreement by the sale of one shareholder’s shares to the other, via a capped auction process with a starting price set by reference to a market value determined by third parties.

Dailymotion

When it acquired 49% of Dailymotion, France Telecom made a commitment to purchase the 51% of the shares that it did not already own for a price to be determined based on the company’s enterprise value at the end of 2012, which is capped at 141 million euros. Hence, the maximum amount of the Group’s commitment is 72 million euros. The sellers may exercise their option during a period of 45 days following the date of the Shareholders’ Meeting held to approve the accounts for fiscal year 2012. Once this commitment expires, France Telecom will have an option to buy the shares on the same terms, exercisable within 45 days.

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Korek Telecom

Under the terms of the agreement dated July 27, 2011, the company jointly owned by Agility and France Telecom will have the right to exercise a call option in 2014 that will enable it to increase its interest in Korek Telecom from 44% to 51%. France Telecom has a priority right to finance this acquisition and thereby to take direct control over the jointly owned company and indirect control over Korek Telecom by increasing its indirect interest therein to 27%. If France Telecom does not exercise its priority right, Agility will have the right to ask it to finance its share of the acquisition. The maximum amount of France Telecom’s commitment under the agreement is 56 million euros.

Commitments to sell in favor of France Telecom

The main agreements that include call options granted to the Group relate to Orange Uganda, Orange Tunisie, Médi Telecom and Korek Telecom. If all the options were exercised, the associated disbursements would total approximately 700 to 800 million euros to date. As the exercise price for these options is, in most cases, based on market values, this amount is subject to change depending on the contractual mechanisms for determining market value and as a function of changes in the performance of the companies whose shares are covered by these options as well in general market factors. The maturity dates of these options vary. Changes of control that are liable to result from the exercise of such options may be subject to government authorization.

Orange Uganda

Under the terms of the agreement dated September 25, 2008, from May 11, 2011 until July 11, 2012, France Telecom has the option to buy up to 20% of the shares in Orange Uganda from the other shareholders at market price to increase its interest in Orange Uganda to a minimum of 73%.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec (see Note 9.1), France Telecom has a call option giving it the right, after a period of five years, to purchase at market value 1% of the share capital of Orange Tunisie plus one share. If this option was exercised, Investec would have the right to sell to France Telecom 15% of the share capital of Orange Tunisie at a price equal to the market value.

Médi Telecom

As part of the December 2, 2010 acquisition of 40% of the share capital and voting rights in the Moroccan carrier Médi Telecom from the FinanceCom and Caisse de Dépôt et de Gestion groups, the parties agreed upon a certain number of provisions pertaining to changes in the ownership structure of Médi Telecom. More specifically, the France Telecom Group obtained, inter alia, a first call option on a maximum of 4% of the share capital, eligible for exercise immediately prior to any initial public offering, at a price dependent on the stock market price, and a second call option eligible for exercise between June 1 and November 30, 2014, on a maximum of 9% of the share capital less any percentage of capital acquired through exercise of the first option, at a price dependent on the stock market price if the company is listed at the time, or, if not, based on market value. The possibility cannot be ruled out that, in the future, if it exercises the two call options, France Telecom could be required by the then-applicable Moroccan securities regulations to launch a public takeover bid for the remainder of the Médi Telecom shares.

In addition, France Telecom has entered into a shareholders support agreement whereby France Telecom undertakes to grant additional long-term financing to the company in proportion to France Telecom’s ownership interest, i.e. up to 1 billion dirhams (103 million euros at December 31, 2011), in the case of certain events of default by Médi Telecom occurring under the terms of the bank loan obtained in June 2010.

Korek Telecom

Under the terms of the agreement dated July 27, 2011, the company jointly owned by Agility and France Telecom will have the right to exercise in 2014, a call option that will enable it to increase its interest in Korek Telecom from 44% to 51%. France Telecom has a priority right to finance this acquisition and thereby to take direct control over the jointly owned company and indirect control over Korek Telecom by increasing its indirect interest therein to 27%. If France Telecom exercises its priority right and acquires indirect control over Korek Telecom, Agility will further have the option to sell France Telecom its interest in the joint company in two stages, which would increase France Telecom’s indirect interest in Korek Telecom up to 39% in 2014 and up to 51% as from 2016.

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14.7   Assets covered by commitments

The table below demonstrates the extent to which France Telecom has full rights of use over its assets at December 31, 2011.

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Assets held under finance leases	689	716	704
Non-current pledged or mortgaged assets	374	275	1,805
Collateralized current assets	115	95	111
Securitized receivables	1,848	1,165	1,324
TOTAL	3,026	2,251	3,944

Non-current pledged or mortgaged assets correspond to the following assets given as guarantees:

(in millions of euros)	December 31, 2011
	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a)/(b)
Intangible assets, net (excluding goodwill)	11,343	51	0%
Property, plant and equipment, net	23,634	6	0%
Non-current loans and receivables	994	317	32%
Other (1)	39,750	- (2)	-
TOTAL NON-CURRENT ASSETS	75,721	374

(1)  This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

(2)  The value of the Orange Austria (ex-One) shares pledged is equal to zero (see Note 9).

At December 31, 2011, France Telecom had not made any material pledges of shares in its subsidiaries.

NOTE 15   Litigation

As at December 31, 2011, the contingency reserves recorded by the Group for all the disputes in which it is involved amounted to 994 million euros (versus 831 million euros at December 31, 2010 and 524 million euros at December 31, 2009). As a rule, France Telecom does not provide any detail regarding these provisions, as it believes that any disclosure on a case-by-case basis could seriously harm its position.

The proceedings which could significantly impact France Telecom’s financial position are described below.

15.1   Litigation related to competition law

A number of claims have been made against France Telecom by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order. If the claims are upheld, France Telecom may also be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

State aid

Three proceedings are currently pending or were pending during 2011 before the European competition authorities or the Court of Justice of the European Union (CJEU) concerning alleged State aid from which France Telecom would have benefited:

•

the first procedure followed upon an investigation launched by the European Commission in January 2003 concerning the special French business tax regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990 and to which the Company was subject from 1991 to 2002. In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of State aid that it estimated, pending an accurate estimate, at between 798 million euros and 1,140 million euros, plus interest. On November 30, 2009, the General Court of the European Union rejected the appeals filed by the French State and France Telecom against this decision.

On December 8, 2011, the CJEU rejected the appeal filed by the French state and France Telecom’s against the ruling of the General Court of the European Union. This decision brings this proceeding to an end.

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Pursuant to the 2004 decision of the European Commission and pending the General Court of the European Union decision, France Telecom had placed in an escrow account in 2007 and 2008 a total amount of 964 million euros. Following the General Court of the European Union decision, France Telecom recorded a charge of the same amount in its 2009 financial statements. In addition, pursuant to the escrow agreement, on January 7, 2010 France Telecom transferred to the State the amount in escrow together with 53 million euros of interest grossed up as of November 30, 2009 and not recognized as income, representing a total amount of 1,017 million euros. As a consequence, the CJEU’s decision has no impact on the 2011 financial statements;

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the second procedure also follows upon an investigation launched by the European Commission in January 2003 concerning the financial measures announced by the French State on December 4, 2002. On such date, the State had announced that it was prepared to extend a shareholder’s loan to France Telecom in advance of its participation in a capital increase with private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and France Telecom but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union. On May 21, 2010 the General Court of the European Union annulled the decision of the European Commission. The Court judged that, although this statement conferred, with other statements in support of France Telecom, a financial advantage to the latter, no public funds had been committed and that such statements did not represent State aid. On August 4, 2010 Bouygues Telecom and, on August 5, 2010, the European Commission lodged appeals before the ECJ against this decision;

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on May 20, 2008, the European Commission launched a formal in-depth investigation into financing of the retirement pensions for civil servants working for France Telecom and the compliance with European regulations on State aid of the reform provided by the French law of July 26, 1996 when France Telecom was transformed into a Société Anonyme. This investigation followed a complaint by Bouygues Telecom in 2002. France Telecom made observations as a third party interested in the proceedings.

The 1996 reform provided for the end of the derogatory regime to which France Telecom had been submitted since the French law of July 2, 1990 on the organization of postal and telecommunication public services, and the payment by France Telecom to the French State of a one-time special contribution of 5.7 billion euros in 1997 and annual contributions in full discharge of its liabilities since then. These annual contributions aim at equalizing the level of mandatory taxes and social charges based on salaries to be paid by France Telecom and its competitors for risks that are common to private employees and civil servants, but do not include payment by France Telecom of contributions linked to so-called “non-common risks”, i.e. contributions for unemployment risk and for risk of non payment of salaries in case of company’s bankruptcy.

On December 20, 2011, following the conlusion of its investigative proceedings, the European Commission announced its conclusion that the financing mechanism for the retirement pensions of civil service servants working for France Telecom was compatible with EU regulation on State aid. However, the Commission considered that the adoption of this financing mechanism reflected the intention of the French legislator in 1996 to postpone the enforcement of the new common system and to extend the derogatory regime of 1990 applicable to France Telecom until the full use of the one-time special contribution of 5.7 billion euros.

In addition, the decision of the Commission requires the French State to increase, as from a date no earlier than December 31, 2010, the retirement pension’s contributions to be paid by France Telecom for its civil service employees to cover non common risks in order to align these benefit expenses with those of its competitors.

France Telecom considers that this decision creates a very strong structural disadvantage for the company in relation to its competitors and contradicts a number of decisions previously adopted by the Commission itself, in particular the decision of 2007 regarding La Poste for which the reform was identical.

If this Commission ruling takes effect in 2012, France Telecom estimates it would result in an increase in France Telecom’s annual employer contribution costs of approximately 140 million euros for the first year, an amount which will gradually diminish as civil service employees retire from the Company, until all such payments end in 2042. France Telecom will lodge an appeal of this decision with the General Court of the European Union. This appeal will not be suspensive.

Broadband, High Capacity Broadband and Contents

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The Numericable group initiated, on October 7, 2010 before the Commercial Court of Paris and on October 21, 2010 before the International Court of Arbitration of the International Chamber of Commerce of Paris, proceedings aimed at the compensation of the damage caused to it by an alleged de facto termination of the agreements signed with France Telecom giving it the right to use, for its cable networks, France Telecom’s civil engineering installations. These agreements were entered into successively in 1999, 2001 and 2004.

The claims lodged by Numericable total over 3.1 billion euros.

France Telecom believes that these claims are totally unfounded and that both these suits are abusive. Its position was reinforced by the judgement of the Court of Appeal of Paris dated June 23, 2011, which confirmed the decision issued by the French regulator (Arcep) in November 2010, that allowed the contractual evolutions opposed by Numericable. The Court of Appeal considered among others that the measures imposed by the Arcep were necessary, fair and proportionate.

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France Telecom will, within the framework of its defense, seek the dismissal of all claims by Numericable and, as a counterclaim, ask the courts to which the matter was referred to condemn the plaintiff to compensate France Telecom for the harm suffered by the Company as a result of these actions.

Decisions could be rendered in these two proceedings in 2012.

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A number of decisions from the French and European competition authorities condemning old practices of France Telecom on the wholesale and retail markets of the Internet broadband access, served as a basis for several legal actions from competitors claiming compensation for damages they allegedly suffered because of these practices:

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on March 30, 2011, the Paris Commercial Court condemned France Telecom to pay 10 million euros in damages to Numericable following the procedure initiated by this operator in November 2009 in order to compensate the losses allegedly suffered on the retail broadband market. Numericable, which assessed its losses at a minimum of 157 million euros, did not appeal against this decision, which thus became final;

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on December 13, 2011, the Paris Commercial Court entirely dismissed Completel of its 490 million euros claim for damages allegedly suffered from practices engaged in by France Telecom on the wholesale broadband market between 2000 and 2002. The Court ruled that Completel could not have suffered any losses from these practices, considering its own strategy and its financial capacity at the time. Completel filed an appeal.

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In July 2007, Free filed a complaint with the French Competition Council against France Telecom concerning the rollout of fiber optic networks in France. This complaint included a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing high capacity broadband, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief. The Competition Council acknowledged that France Telecom had engaged since October 2007 before the Arcep in a constructive process to develop an offer to access its cable ducts. It therefore considered that there was no serious and immediate threat to competition justifying the measures requested. Nevertheless, it decided to pursue its investigation into the substance of the case. This investigation was extended to the issue of sharing fiber optic cabling in buildings which is the subject of a further complaint from Free, filed in 2009 and is considered together with the first one. France Telecom is not, at this stage, in a position to predict the results of these proceedings.

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In February 2009, Canal+ and SFR filed a complaint with the French Competition Authority alleging tied sales between the Orange Sport service and the Orange broadband Internet access offers as well as predatory pricing on the tariffs of Orange Sport, and challenging the conditions under which, in February 2008, the French professional football league granted France Telecom the right to broadcast football games in France. In May 2010 Bouygues announced the filing of a similar complaint against France Telecom regarding the Orange Sport and Orange Cinéma Séries services. Those complaints were consolidated. The investigation is underway. France Telecom is not, at this stage, in a position to predict the results of the proceedings. It should nevertheless be noted that, in a simultaneous proceeding brought before the Cour de cassation (French Supreme Court), such Court decided on July 13, 2010 that the marketing of Orange Sport exclusively in connection with the Group’s broadband and very high speed offers could not fall under the prohibition of tied sales. The Court in that case rejected the appeals lodged by SFR and Free against the decision rendered by the Paris Court of Appeal on May 14, 2009 which had reversed the February 23, 2009 judgement by the Paris Commercial Court directing France Telecom, under a periodic penalty payment to stop making the reception of the television signal of the Orange Sport service conditional upon the subscription of an Orange broadband offer.

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On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority, claiming that France Telecom had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. The company Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by France Telecom to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which France Telecom itself bids in response to tender offers issued by the local communities. The investigation is pending.

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On June 22, 2011, as part of a procedure initiated in April 2009, the European Commission imposed a fine of 127.6 million euros on TP S.A. for an alleged abuse of dominant position on the broadband Internet access market in Poland. The Commission alleges that TP engaged in practices which aimed at preventing alternative operators from effectively accessing the market. On September 2, 2011, TP S.A. lodged an appeal against the Commission’s decision before the General Court of the European Union. The amount of the fine has been fully reserved.

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By two decisions dated April 18 and July 12, 2011, the Polish Competition and Consumer Protection Court (SOKiK) set aside the decisions adopted by the Polish Office for Electronic Communications (UKE) in September 2006 and February 2007. These decisions had imposed on TP S.A. two fines of 100 million zlotys and 339 million zlotys (98 million euros in total) for having, according to the UKE, established the tariffs of its Internet access offers (“Neostrada”) without observing thecost-orientation principle and without submitting them to its review before they took effect. The UKE filed an appeal against both decisions. On February 3, 2012, the Court of Appeal confirmed the April 18, 2011 decision that annuled the 339 million zlotys fine. It has not yet issued its decision regarding the other procedure.

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On July 23, 2010, the European Commission informed France Telecom that it rejected the complaint submitted in March 2009 by Vivendi and Iliad (Free) with reference to certain market practices by France Telecom regarding wholesale access to local loop and broadband Internet access in France. In a reasoned judgement, the European Commission rejected all the plaintiffs’ allegations for lack of European Union interest in proceeding with the investigation. On September 17, 2010 Vivendi turned to the General Court of the European Union with a view to the annulment of the decision rejecting its complaint. France Telecom intervened in support of the Commission.

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On February 3, 2010, SFR, then, on November 2010, Verizon, summoned France Telecom to appear before the Commercial Court in Paris demanding the reimbursement of alleged overpayments on interconnection services to France Telecom in 2006 and 2007, the price of which allegedly did not reflect their cost. SFR claims more than 48 million euros and Verizon almost 37 million euros. France Telecom disputes the merits of these claims.

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On January 27, 2011, the Paris Court of Appeal overturned the French Competition Council’s decision issued on October 14, 2004, that condemned France Telecom for price squeeze practices on the business fixed-line to mobile market. As a consequence, the Court enjoined the reimbursement to France Telecom of the 18 million euros fine that had been imposed to it and, considering the attention given to the Competition Council’s decision at the time, ordered the Competition Authority to publicize the ruling. On February 23, 2011, the President of the Competition Authority appealed to the French Supreme Court against this decision. On May 18, 2011, France Telecom received the reimbursment of the fine paid in early 2007 together with interest at the legal rate. On January 17, 2012, the French Supreme Court rejected the appeal, thus bringing the case to an end.

Mobiles

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On November 23, 2011, the Polish Office of Competition and Consumer Protection (UOKiK) imposed on the four mobile operators fines reaching a total of 113 million zlotys, including 35 million Zlotys (8 million euros) for TP S.A.’s subsidiary, PTK Centertel, for concerted practices on the wholesale market for mobile television. The UOKiK argues that the operators harmed the consumer’s interets by allegedly agreeing on an arrangement leading them all to reject the wholesale offer presented by Info TV FM, a terrestrial broadcaster that was awarded in March 2009 a licence to operate in the frequency band earmarked for mobile DVB-H television, and to abstain from launching mobile television retail offers. PTK Centertel considers this decision to be unsubstantiated and lodged an appeal before the SOKiK on December 7, 2011.

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On October 10, 2006, Bouygues Telecom filed a claim with the French Competition Authority relating to practices engaged in by Orange France and SFR in the French (metropolitan area) mobile telephony market and based on a collective dominance of the two operators. This complaint gave rise to two different investigations from the Competition Authority on the Residential and Enterprise markets of the mobile industry. The investigation on the Residential market resulted in 2008 in the notification of complaints, followed by a final report pointing to the existence in 2006 and 2007 of a price squeeze between the mobile call termination tariff and the retail price of certain offers for consumers which included unlimited on-net service on Orange and SFR networks. In May 2009, the Competition Authority found that the complaint required further investigation as to whether a potential discrimination among operators had occurred. Orange France’s appeals against this judgement were rejected by the Paris Court of Appeal in April 2010 and then by the French Supreme Court on June 7, 2011. The on-going investigation lead on August 5, 2011, to a new Statement of objections involving price discrimination practices between calls made in within the network of Orange and SFR and calls to other networks. Orange regards the analysis leading to the issuance of the Statement of objections as unfounded.

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On April 14, 2008 and June 14, 2010, Bouygues Telecom, then, on August 9, 2010, SFR, filed complaints with the French Competition Authority objecting, on the B-to-B market for fixed-line and mobile services, to practices consisting in loyalty discounts, coupling, discriminatory terms and predatory prices on the part of the Group. France Telecom regards these allegations as unfounded. On December 9, 2010, search and seizure operations were nevertheless carried out by the Competition Authority in France Telecom S.A. and Orange France premises. Appeals were lodged against the orders authorizing these search and seizure operations and against the conditions in which they took place.

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Bouygues Telecom Caraïbe and Outremer Telecom brought claims before the French Competition Council respectively in July 2004 and July 2005, regarding practices of Orange Caraïbe and of France Telecom S.A. in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009, ordered Orange Caraïbe and France Telecom S.A. to pay a fine of 63 million euros in total. France Telecom paid the fine but lodged an appeal against this decision before the Paris Court of Appeal, which, on September 23, 2010, reduced the fine by 3 million euros. The Group appealed to the Supreme Court against this decision by the Court of Appeal, as did the President of the Competition Authority and Digicel. On January 31, 2012, the French Supreme Court reversed the Court of Appeal’s decision and remanded the case to the Paris Court of Appeal for new examination.

At the same time as this procedure before the French Competition Authority, in March 2009 Digicel (formerly Bouygues Telecom Caraïbe) initiated before the Paris Commercial Court legal action for damages allegedly amounting to an estimated 329 million euros and stemming from these practices. Similarly, Outremer Telecom initiated a like action before the Paris Commercial Court on October 11, 2010, seeking compensation for damages estimated at about 70 million euros. France Telecom believes that these claims are unfounded and that their amount appears in any event to be totally unjustified.

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On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in concerted practices with SFR and Bouygues Telecom which were said to restrict competition on the mobile telephony market. The criticized practices involved the exchange of strategic information and a market share stabilization agreement between 2000 and 2002. Orange France paid the fine in 2005. After the dismissal of its appeal by the Paris Court of Appeals in December 2006, the French Supreme Court in June 2007 partially reversed the sentence, in particular about the information exchange agreement. However, on March 11, 2009, the Court of Appeals hearing the case on remand again dismissed Orange France, SFR and Bouygues Telecom’s action for annulment of the decision of the French Competition Council. On April 7, 2010, the Supreme Court again partially overturned the appeal court decision, but only in favor of Orange France. On June 30, 2011, after a new analysis, the Court of Appeals rejected for the third time Orange France S.A.’s appeal, which as a consequence lodged a new appeal before the French Supreme Court.

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On April 11, 2011, the Federal Supreme Court of Switzerland rejected the appeal filed by the Swiss Competition Commission (WeKo) against the decision by the Federal Administrative Court on February 24, 2010 overturning the decision rendered in February 2007 by WeKo by which Swisscom Mobile was fined 333 million Swiss Francs for abuse of dominant position in relation with mobile termination rates before June 1, 2005. In light of this decision by the Federal Court, WeKo, drawing the necessary conclusions, should end the investigation it had initiated regarding such abuse of dominant position by one or the other mobile operator after June 1, 2005. The management believes the risks Orange Communications will be charged is unlikely.

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On November 11, 2009, the Romanian Competition Authority carried out an inspection in the offices of Orange Romania. The Authority suspects infringement of competition law as well as, notably, concerted practices or abuse of a dominant position on the part of the main operators on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services. On November 5, 2010, Orange Romania received a Statement of objections in reference to an alleged refusal to reach an interconnection agreement with a company called Netmaster. On February 15, 2011 the Competition Authority imposed a fine of 34.8 million euros on Orange Romania for abuse of a dominant position. On May 19, 2011, Orange Romania was granted in summary proceedings a stay of execution of the decision, which it also appealed. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account.

In addition, on April 5, 2011, The Romanian Competition Authority notified to Orange Romania the opening of a proceeding against all mobile operators for potential abuse of dominant position on their respective termination call market. The alleged practices are high price discriminations between calls made in within the same network and calls made to competitors’ networks, with no relation to the underlined cost of these two types of calls.

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In December 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decisions imposing price modifications set in interconnection agreements signed between TE and mobile phone network operators, among which Mobinil. In June 2010, the Administrative Court of the Egyptian State Council granted a stay of execution of these decisions, but in December 2010, the Egyptian State commissioner issued an advisory opinion unfavourable to Mobinil. On February 12, 2012, the Administrative Court authorised Mobinil to provide evidence of the authorisation by the NTRA of the interconnection agreements signed between TE and Mobinil.

After Mobinil filed in September 2009 a claim before an arbitral tribunal aimed at forcing TE to abide by its interconnection agreement and claimed indemnification from the violation of this agreement, TE filed a counter-claim in December 2010 of 4,430 million Egyptian pounds (568 million euros on December 31, 2011) in damages, arguing that Mobinil had violated the interconnection agreement as well as some rules governing international calls and leased-lines. On September 4, 2011, Mobinil raised its monetary claim against TE to 407 million Egyptian pounds (52 million euros on December 31, 2011).

Both administrative and arbitral proceedings are on-going.

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Following a complaint lodged by British Telecom, the Spanish Competition Commission (CNC) announced the opening of a sanctions procedure against Orange, Telefonica and Vodafone for abuse of dominant position in various markets of the Spanish mobile phone sector. The CNC has 18 months to conduct its investigations.

15.2   Other proceedings

Civil and commercial proceedings, arbitration

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On February 7, 2011, the Federal Supreme Court of Switzerland rejected the motion lodged by Euskatel to set aside the award issued on July 6, 2010 by a ICC arbitral tribunal located in Geneva ordering Euskatel to pay 222 million euros (plus interests) in damages to the France Telecom Group, in particular for violating of non-competition commitments taken by Euskatel when France Telecom purchased the mobile operator Auna in 2005. On June 29, 2011, the High Court of Justice of the Basque Country announced the opening of the examination of the exequatur request. Its decision is expected shortly.

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These damages are classified as a contingent asset as defined by IAS 37 “provisions, contingent assets and liabilities”.

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On and after December 2003, Gerhardt Schmid, former MobilCom CEO, and other minority shareholders of MobilCom including Millenium, brought legal actions against France Telecom through three different procedures, either for hidden domination of MobilCom, or for breach of the partnership created by the Cooperation Framework Agreement (CFA) dated March 23, 2000 in respect of the roll out of UMTS in Germany. They claimed indemnification from the prejudice allegedly suffered pursuant to the abandonment of the UMTS project, materialized by the drastic drop of the MobilCom share price, and valued at several billion euros. As of this date, two out of three actions have been definitely rejected.

Alongside these direct claims against France Telecom, disputes are still on going against decisions of the Shareholders’ Meetings of MobilCom, which became Freenet. France Telecom is not a party to these disputes but Freenet could be compelled to take legal actions against it in case of success of these disputes. In particular, a number of shareholders challenge the validity of the capital increase made to allow France Telecom’s subscription of MobilCom shares in November 2000, and consequently the exchange ratio retained when merging with Freenet. The claim has not evolved significantly since it was introduced in 2007 and does not seem to have serious chances to prosper.

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In 2001, a dispute arose over the interpretation of a turn-key contract for the sale of a fiber optic transmission system, known as North-South Link (NSL), by the Danish company DPTG to the State-owned Polish Post, Telegraph and Telephone, the predecessor of TP S.A. The contract was signed in 1991 and the NSL was activated in 1994. The financial clause of the contract provided for payment of part of the price by allocating to DPTG 14.8% of the revenues from the NSL for fifteen years from the system’s installation, that is, from January 1994 to January 2009. As early as 1999, the parties came into disagreement regarding the calculation of this revenue, and, in 2001, DPTG initiated CNUDCI arbitration proceedings in Vienna (Austria). In 2008, the tribunal Chairman decided to split the arbitral investigation process into two time periods, from January 1994 to June 2004 and from July 2004 to January 2009. On August 24, 2010, the tribunal rendered its partial award with reference to the first period: TP S.A. was ordered to pay the equivalent of 276 million euros in principal – i.e. 396 million euros including interest as of the date of the award. TP S.A. filed a motion to set aside the award and took legal actions to resist its enforcement. On January 14, 2011, DPTG filed a new claim of 320 million euros relating to the second period.

On January 12, 2012, TP S.A. and DPTG signed a settlement agreement that brought the dispute and its various related procedures to an end. TP S.A. paid DPTG a total of 550 million euros and DPTG waived in return all of its rights and actions. As a consequence of this transaction, TP S.A. increased its provision from 542 million euros to 550 million euros as at December 31, 2011.

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In 2004, Suberdine, distributor of Orange offers in France from 1995 to 2003, and some of its shareholders initiated proceedings against Orange France before the Paris Commercial Court. Suberdine claimed that Orange had unlawfully terminated their business relationship and attributed to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. Suberdine’s monetary claims together with those of the shareholders amounted to 778 million euros. In March 2006, the Paris Commercial Court ordered Orange to pay Suberdine 12 million euros and dismissed the shareholders’ claim. On November 26, 2008, the Paris Court of Appeal held Suberdine voluntary liquidator’s appeal to be void and that of the shareholders to be inadmissible and unfounded. As a result, Orange France implemented the court’s March 2006 judgement. On April 13, 2010 the French Supreme Court, rescinded the appeal decision insofar as it declared void the appeal lodged by the voluntary liquidator. On May 31, 2011, the Paris Court of Appeal (with a different composition) upheld the decision of the Paris Commercial Court of March 2006 but on different grounds. Suberline filed a new motion to the Supreme Court.

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In 1991, Lectiel (formerly Filetech) brought proceedings before the Paris Commercial Court claiming anti-competitive practices by France Telecom and demanding that the subscriber directory database be delivered to it without charge. Following the refusal of its claim in January 1994, Lectiel brought an appeal before the Paris Court of Appeal. Numerous other proceedings were brought which interfered with this main claim, including Lectiel’s claim before the Competition Council which, on September 29, 1998, imposed a fine on France Telecom of 1.52 million euros and ordered it to give access to its directory database at “cost-oriented prices”. In December 2006, Lectiel increased its monetary claim to 376 million euros and claimed for the delivery without charge of the directory database, together with daily updates, subject to penalties for non-compliance of 1.5 million euros per day. On September 30, 2008, the Court of Appeal rejected all of Lectiel’s claims and ordered it to pay damages of 3.9 million euros to France Telecom for unauthorised use of its database. On December 23, 2008, the court-appointed liquidator of the company Groupadress, who had intervened in the proceedings, appealed the decision to the French Supreme Court. On March 23, 2010 the Supreme Court rescinded the appeal decision because the judges ruling on the substance of the case failed to appraise the consequences of the wrong committed by France Telecom before 1999 with reference to competition law, regarding which wrong, incidentally, a final judgement had been passed. The Paris Court of Appeal (with a different composition) will have to find out whether this wrongdoing caused a prejudice to Lectiel or not – a prejudice which, taking into account the circumstances, France Telecom considers in any event to be non-existent. Its decision is expected during the first half of 2012.

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In 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom believes that it has at no time taken any action contrary to the best interests of its subsidiary and it regards the claim as entirely unfounded. On September 8, 2010 the Paris Commercial Court held the summons served on FTML to be void and dismissed the plaintiffs from all their claims against France Telecom S.A. On October 29, 2010, the minority shareholders appealed against this judgment maintaining their allegation of inaccurate intrusion of France Telecom in the powers of the governing bodies of its sub-subsidiary FTML to the detriment of the latter. The Court of Appeal’s decision is expected in 2012.

Administrative litigation

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In November 2000, the Société Nationale des Chemins de Fer Français (SNCF) brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered to be owed to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. In December 2010, the SNCF increased the amount of its claim to 562 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but believes that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held SNCF claims to be inadmissible, a decision upheld by the Paris Administrative Court of Appeal on May 24, 2007. However, On April 15, 2011, the French Administrative Supreme Court (Conseil d’Etat) overuled this decision and admitted SNCF’s standing. France Telecom will be able to assess the risks attached to this dispute when the procedure is actually reopened and SNCF files its pleas before the Paris Administrative Court of Appeal.

Other than proceedings that may be initiated in respect of tax audits, as disclosed in Note 12.1, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which France Telecom is aware of which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

NOTE 16   Subsequent events

Bond placement in the USA

In January 2012, France Telecom placed a 900 million US dollar bond in the US in one tranche. The bond matures in 2042 and bears interest at the rate of 5.375%.

4G license en France

In January 2012, the Arcep issed the authorization to use the 10MHz duplex frequency block in the 800MHz band; France Telecom paid 891 million euros for this award at the beginning of January 2012 (see Note 14).

Final settlement agreement between TPSA and DPTG

On January 12, 2012, TP S.A. (Telekomunikacja Polska S.A.), a 50.21%-owned subsidiary of France Telecom, and DPTG (Danish Polish Telecommunications Group) signed a settlement agreement ending the dispute between the two groups. Since that date, TP S.A. has paid 550 million euros to DPTG and DPTG has renounced all rights and withdrew all actions (see Note 15).

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Disposal of Orange Austria

On February 2, 2012, France Telecom and its partner Mid Europa Partners (MEP), which respectively own 35% and 65% of Orange Austria, signed an agreement for the sale of their participation to Hutchison 3G Australia.

The closing of Orange Austria divestment remains subject to certain suspensive contractual conditions, including the approval of the Austrian Competition and Telecom Regulation Authorithies. This transaction will end France Telecom engagements on Orange Austria Group’s shares. In particular it will extinguished France Telecom’s call option on MEP’s investment in Orange Austria, exercable until June 21, 2013, at a price equal to the market value subject to a bottom price.

This transaction should result in France Telecom receiveing approximately 70 million euros in exchange for its share in Orange Austria.

Mobinil ECMS

France Telecom and Orascom Telecom Media and Technology Holding Company S.A.E. (OTMT) entered into discussions to amend their 2010 shareholders’ agreement relating to their investments in ECMS and Mobinil. These discussions relate to the put and call options that the parties had granted to each other. FT and OTMT entered into a non-binding draft agreement relating to their investments in Mobinil and ECMS, whereby the parties are considering the following:

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OTMT would sell most of its shares in Mobinil/ECMS to FT ahead of schedule, at the price of 202.5 Egyptian pounds (EGP) per ECMS share. FT would then launch a public tender offer for the remaining ECMS shares outstanding, in accordance with the applicable laws. This offer would be subject to approval by the Egyptian market authority (EFSA);

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OTMT would retain a 5% interest in ECMS;

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FT and OTMT would amend certain stipulations of the 2010 Mobinil shareholders’ agreement so that the company’s governance would be adjusted to accommodate the new shareholder base and to incorporate the customary minority shareholder protection mechanisms;

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OTMT would retain its voting rights and would keep a representation at the Board of Directors, similar to those rights and representation it currently has.

Any such transaction would be subject to finalization of the agreements as well as to approval by the Board of Directors of both parties and by the regulatory authorities.

Disposal of Orange Suisse

The competent competition and regulatory authorities have approved in February 2012, the acquisition of Orange Suisse by investment funds advised by Apax Partners (see Note 2).

No material events other than those described in this note occurred between the 2011 financial year-end and February 21, 2012, the reporting date of the financial statements for the year ended December 31, 2011.

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NOTE 17   Scope of consolidation and associates

The main changes in scope of consolidation for the year ended December 31, 2011 are set out in Note 2. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

COMPANY		COUNTRY
France Telecom S.A.	Parent company	France
Consolidated companies
France Segment	% interest	Country
CAPS Très Haut Débit	100.00	France
Cityvox	100.00	France
Compagnie Européenne de Téléphonie	100.00	France
Compagnie Générale d’Imagerie Numérique	100.00	France
Corsica Haut Débit	100.00	France
FCT Valmy SCE	100.00	France
FCT Valmy SCP	100.00	France
Gironde Haut Débit	100.00	France
Générale de Téléphone	100.00	France
Languedoc Roussillon Haut Débit	100.00	France
Laval Haut Débit	100.00	France
Morbihan Haut Débit	100.00	France
Nordnet	100.00	France
Orange Assistance	100.00	France
Orange Caraïbes	100.00	France
Orange Distribution	100.00	France
Orange France S.A.	100.00	France
Orange Mayotte	100.00	France
Orange Promotions	100.00	France
Orange Réunion	100.00	France
SPM Telecom (Saint Pierre et Miquelon)	70.00	France
Somme Haut Débit	100.00	France
w-HA	100.00	France
Photo Service Luxembourg	100.00	Luxembourg
Spain Segment	% interest	Country
France Telecom España	100.00	Spain
Inversiones en Telecomunicaciones	66.67	Spain
Orange Catalunya Xaxet de Telecomunicacións S.A.	100.00	Spain
Telecom Espana Distribucion S.A.	100.00	Spain
Atlas Services Nederland (ASN)	100.00	Netherlands

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COMPANY		COUNTRY
Poland Segment	% interest	Country
TP S.A. Eurofinance France	50.21	France
Bilbo Sp.Zoo.	50.21	Poland
Contact Center Sp.Zoo.	50.21	Poland
Exploris	50.21	Poland
Fundacja Orange	50.21	Poland
Integrated Solutions Sp.Zoo.	50.21	Poland
OPCO Sp.Zoo.	50.21	Poland
ORE (Otwarty rynek Elektroniczny)	50.21	Poland
Orange Customer Service Sp.Zoo.	50.21	Poland
PTE TP S.A.	50.21	Poland
PTK Centertel	50.21	Poland
Paytel SA	50.21	Poland
Ramsat SA	50.21	Poland
TP Invest	50.21	Poland
TP S.A.	50.21	Poland
TP S.A. Eurofinance	50.21	Poland
TP S.A. Finance	50.21	Poland
TP Teltech	50.21	Poland
Telefon 2000	50.21	Poland
Telefony Podlaskie	44.83	Poland
Wirtualna Polska	50.21	Poland
Rest of the World Segment	% interest	Country
Sofrecom Algérie	100.00	Algeria
Sofrecom Argentina	100.00	Argentina
Orange Armenia	100.00	Armenia
Lightspeed Communications (1)	26.01	Bahrain
Mobistar	52.91	Belgium
Mobistar Entreprise Services	52.91	Belgium
Orange Botswana Pty	73.68	Botswana
Fimocam	100.00	Cameroon
Orange Cameroon	94.40	Cameroon
Orange Cameroon Multimedia Services	94.40	Cameroon
Côte d’Ivoire Telecom (4)	45.90	Ivory Coast
Côte d’Ivoire Multimédia (4)	45.90	Ivory Coast
Orange Côte d’Ivoire	85.00	Ivory Coast
ECMS (2)	36.36	Egypt
Link Egypt (2)	36.36	Egypt
LINKdotNET (2)	36.36	Egypt
Mobinil	71.25	Egypt
Mobinil Services Company (2)	36.33	Egypt
Mobinil for Importing S A E (2)	36.71	Egypt
FCR (France Câbles et Radios)	100.00	France
FCR Côte d’Ivoire (4)	90.00	France
Sofrecom	100.00	France

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COMPANY		COUNTRY
StarAfrica	100.00	France
Orange Bissau (3)	38.10	Guinea-Bissau
Orange Guinée (3)	37.83	Guinea
E-dimension	51.00	Jordan
JIT CO	100.00	Jordan
Jordan Telecom Company	51.00	Jordan
Mobilecom	51.00	Jordan
Wanadoo Jordan	51.00	Jordan
Telkom Kenya Ltd (5)	40.03	Kenya
Orange Liechtenstein	100.00	Liechtenstein
Orange Communications Luxembourg	52.91	Luxembourg
Orange Madagascar	71.79	Madagascar
Orange Mali (3)	29.65	Mali
Sofrecom Maroc	100.00	Morocco
Sofrecom Services Maroc	100.00	Morocco
Rimcom	100.00	Mauritius
Orange Moldova	94.31	Moldavia
Groupement Orange Services	65.80	Ivory Coast
Orange Niger	82.66	Niger
Orange Uganda Ltd	65.93	Uganda
Sofrecom Polska	100.00	Poland
Orange Romania	96.82	Romania
Universal 2002	100.00	Romania
Orange Centre Afrique	100.00	Central African Republic
Pan Communication Investments	100.00	Democratic Republic of the Congo
Congo Chine Telecom	100.00	Democratic Republic of the Congo
Orange Dominicana SA	100.00	Dominican Republic
Orange CorpSec	100.00	Slovakia
Orange Slovensko	100.00	Slovakia
Orange Communications (OCH)	100.00	Switzerland
Orange Network SA	100.00	Switzerland
Sonatel Business Solutions (3)	42.33	Senegal
Sonatel (3)	42.33	Senegal
Sonatel Multimedia (3)	42.33	Senegal
Sonatel Mobile (3)	42.33	Senegal
Sofrecom Thailand	100.00	Thailand
FCR Vietnam PTE Ltd	74.00	Vietnam

(1)  France Telecom owns and controls 51% of Jordan Telecom, which owns and controls 51% of Lightspeed Communication; hence, France Telecom owns a 26% interest in Lightspeed Communications.

(2)  Controlled through Mobinil, which owns 51% of the company.

(3)  France Telecom controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005.

(4)  France Telecom owns and controls 90% of FCR Côte d’Ivoire, which owns and controls 51% of Côte d’Ivoire Telecom, which in turn owns and controls 100% of Côte d’Ivoire Multimedia; hence, France Telecom owns 45.9% of Côte d’Ivoire Telecom and 45.9% of Côte d’Ivoire Multimedia, respectively.

(5)  France Telecom owns and controls 78.5% of Orange East Africa, which in turn owns and controls 51% of Telkom Kenya Ltd; hence, France Telecom owns a 40.03% interest in Telkom Kenya Ltd.

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Enterprise Segment	% interest	Country
GlobeCast Africa Pty Ltd	100.00	South Africa
GlobeCast South Africa (Proprietary) Ltd	51.00	South Africa
Etrali (Germany)	100.00	Germany
Silicomp Belgium	100.00	Belgium
Silicomp Benelux	100.00	Belgium
Silicomp Canada Inc	100.00	Canada
Etrali Beijing	100.00	China
Data & Mobiles IB	100.00	Spain
Etrali SA (Spain)	100.00	Spain
Etrali North America LLC	100.00	USA
FT Corporate Solutions LLC	100.00	USA
GlobeCast America Incorporated	100.00	USA
Netia Inc	100.00	USA
Almerys	64.00	France
Assistance Logiciels et Systèmes	100.00	France
Data & Mobiles international	100.00	France
EGT	100.00	France
Etrali France	100.00	France
Etrali SA	100.00	France
FIME	100.00	France
GlobeCast France	100.00	France
GlobeCast Holding	100.00	France
GlobeCast Reportages	100.00	France
Groupe Diwan	99.92	France
IT&Labs	99.60	France
Multimedia Business Services	100.00	France
Neocles Corporate	100.00	France
Netia	100.00	France
Network Related Services	100.00	France
Obiane	99.99	France
Orange Consulting	100.00	France
SCI Groupe Silicomp	100.00	France
Telefact	69.53	France
Etrali Hong Kong Ltd	100.00	Hong Kong
Silicomp China Ltd	100.00	Hong Kong
Silicomp India	100.00	India
Etrali SpA Italie	100.00	Italy
GlobeCast Italie	100.00	Italy
Etrali KK	100.00	Japan
Silicomp (Malaysia) SDN BHD	100.00	Malaysia
France Telecom Servicios	100.00	Mexico
Newsforce Intern. Holdings	100.00	Netherlands
Equant BV	100.00	United Kingdom
Etrali UK Ltd	100.00	United Kingdom
GlobeCast UK	100.00	United Kingdom
GlobeCast Moskva	100.00	Russia
Etrali Singapore Pts	100.00	Singapore
GlobeCast Asie	100.00	Singapore
Silicomp Asia Pte Ltd	100.00	Singapore
Etrali	99.17	Switzerland
Telecom Systems	100.00	Switzerland
Feima Ltd	100.00	Taiwan
Silicomp Taiwan	100.00	Taiwan

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International Carriers & Shared Services Segment	% interest	Country
Atlas Congo Investments	100.00	Belgium
Atlas International Investments	100.00	Belgium
Atlas River Investments	100.00	Belgium
Atlas Services Belgium	100.00	Belgium
Orange Belgium	100.00	Belgium
Wirefree Services Belgium	100.00	Belgium
FT R&D Beijing Ltd Co	100.00	China
Orange Venture Capital Investment Company Ltd	100.00	China
Orange Venture Capital Investment Management Company Ltd	100.00	China
Wirefree Services Denmark	100.00	Denmark
Orange Advertising Services	100.00	Spain
Eresmas Interactiva Inc.	100.00	USA
FT Participations US Inc.	100.00	USA
FT R&D LLC San Francisco	100.00	USA
FT Long Distance USA	100.00	USA
FT Participations Holding Inc.	100.00	USA
FCT Titriobs	100.00	France
FCT Valmy SCR	100.00	France
FT Marine	100.00	France
FT Technologies Investissement	100.00	France
FT IMMO GL	100.00	France
FT IMMO Gestion	100.00	France
FT Immo H	100.00	France
FTMI	100.00	France
France Telecom Lease	100.00	France
Francetel	100.00	France
Innovacom Gestion	67.94	France
Les Films du Cherche Midi	99.42	France
Orange Capital	100.00	France
Orange Capital Investment	99.84	France
Orange Capital Investment Management	100.00	France
Orange Capital Management	100.00	France
Orange Cinéma Series	100.00	France
Orange East Africa	78.50	France
Orange Participations	100.00	France
Orange Prestations TV	100.00	France
Orange Projets Publics	100.00	France
Orange SA	100.00	France
Orange Sports	100.00	France
Orange Vallée	100.00	France
RAPP 9	100.00	France
RAPPtel SAS	100.00	France
RAPP 26	100.00	France
Sofinergie 5	99.42	France
Sofinergie CAPAC	99.78	France
Soft At Home	70.58	France
Studio 37	100.00	France

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Telincom Courtage	100.00	France
Viaccess	100.00	France
GOA Games Services Ltd	100.00	Ireland
Orca Interactive	100.00	Israel
Elettra s.p.a.	100.00	Italy
FT Japan	100.00	Japan
FTM Liban	67.00	Lebanon
Miaraka	100.00	Madagascar
Chamarel Marine Services	100.00	Mauritius
Telsea Mauritius	60.80	Mauritius
StarMedia Mexico	99.60	Mexico
MMT Bis	100.00	Moldavia
France Telecom R&D Ltd	100.00	United Kingdom
Freeserve Investments Ltd	100.00	United Kingdom
Orange 3G Ltd	100.00	United Kingdom
Orange Brand Services Ltd	100.00	United Kingdom
Orange Corporate Services Ltd	100.00	United Kingdom
Orange Digital Ltd	100.00	United Kingdom
Orange Direct Ltd UK	100.00	United Kingdom
Orange Global Ltd	100.00	United Kingdom
Orange International Ltd	100.00	United Kingdom
Orange Telecommunications Group Ltd	100.00	United Kingdom
Unanimis Consulting Ltd	100.00	United Kingdom
Unanimis Holdings Ltd	100.00	United Kingdom
Orange Sverige	100.00	Sweden

Investment accounted for under the equity method
France Segment	% interest	Country
Buyster	28.25	France
Darty France Telecom	50.00	France
GIE Preventel	27.90	France
Spain Segment	% interest	Country
Safelayer	16.21	Spain
Poland Segment	% interest	Country
NetWorkS! Sp.Zoo.	25.11	Poland
Rest of the World Segment	% interest	Country
Irisnet	26.45	Belgium
Getesa	40.00	Equatorial Guinea
Korek Telekom	20.24	Iraq
Médi Telecom	40.00	Morocco
Call Services	40.00	Mauritius
CellPlus Mobile Communications	40.00	Mauritius
Mauritius Telecom	40.00	Mauritius
Telecom Plus	40.00	Mauritius
Teleservices	40.00	Mauritius
Orange Tunisie	49.00	Tunisia
Orange Tunisie Internet	49.00	Tunisia
Telecom Vanuatu (6)	70.00	Vanuatu

(6)  The France Telecom Group does not control Telecom Vanuatu, as neither France Câbles et Radios, which owns 50.01% of that company, nor Mauritius Telecom, which owns 49.99%, have control over Vanuatu Telecom.

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Enterprise Segment	% interest	Country
GlobeCast Australia	50.00	Australia
Arkadin	19.93	France
CNTP Extelia	34.00	France
International Carriers & Shared Services Segment		Country
Cato Telekommunikationsdienste	50.00	Germany
Orange Austria subgroup	35.00	Austria
Buyin	50.00	Belgium
Cascadia (7)	35.21	France
Odyssey Music Group (Deezer)	11.00	France
Dailymotion	49.07	France
Nakama (8)	2.06	France
Procurement Services France	50.00	France
Sonaecom	20.00	Portugal
Everything Everywhere	50.00	United Kingdom

(7)  Orange Participations owns 34.15% of Cascadia directly and 1.06% indirectly via Nakama. (numérotée en (7) dans le français)

(8)  As Orange Participations holds a seat on the Board of Directors of Nakama, it exerts significant influence over the company. (numérotée en (8) dans le français)

NOTE 18   Accounting policies

This note describes the accounting policies applied to prepare the consolidated financial statements as at December 31, 2011.

18.1   Principle for preparation of consolidated financial statements

Presentation

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

•

finance income;

•

finance costs;

•

income taxes (current and deferred taxes);

•

net income of discontinued operations or operations held for sale which represents a major line of business or geographical area of operations.

Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. Items presented in other comprehensive income are presented on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The statement of comprehensive income presents other items of income and expense before tax (“components of other comprehensive income”) which are not recognized in consolidated net income for the period:

•

items that will not be reclassified to profit or loss:

•

remeasurement of actuarial gains or losses on defined benefit plans,

•

other comprehensive income of the entities accounted for under equity method (post-tax),

•

items that may be reclassified subsequently to profit or loss:

•

remeasurement of assets held for sale,

•

remeasurement of cash flow hedge instruments,

•

remeasurement of net investment hedge instruments,

•

currency translation adjustment,

•

total amount of tax relating to the above items,

•

other comprehensive income of the entities accounted for under equity method (post-tax).

Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets and liabilities with a term of no more than twelve months are classified as current whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

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Assets and liabilities held for sale are reported on a separate line under non-current items in the statement of financial position.

Statement of cash flows

The statement of cash flows is reported using the indirect method from the consolidated net income and is broken down into three categories:

•

cash flows arising from operating activities;

•

cash flows arising from investing activities;

•

cash flows arising from financing activities.

Finance interests and income taxes are included in cash flows arising from operating activities.

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

Segment reporting

The operating segments are components of the Group that engage in business activities and whose operating results based on the internal reporting are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess of the operating segments’ performance.

The Group reports six operating segments: France, Poland, Spain, Rest of the World, Enterprise and International Carrier and Shared Services (IC & SS) to which is added the United Kingdom which is reported as discontinued operations until April 1, 2010 and, from this date onwards, Everything Everywhere, the joint venture with Deutsche Telekom in the United Kingdom. The reported segment Rest of the World comprises the other operating segments formed by the telecommunications operator activities in the other European countries, Africa and Middle East.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, and other shared competencies; this is the role of the IC & SS segment.

The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise mainly external net financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities as well as equity. Inter-segments operating assets and liabilities are reported in each operating segment. The items of internal financial debt and financial investments are not reported in the segments.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities and share of profits (losses) of associates) is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource-allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

Acquisitions, disposals and changes in scope of consolidation

Subsidiaries that are controlled exclusively by the Group, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity, or has power:

•

over more than one half of the voting rights of the other entity by virtue of an agreement;

•

to govern the financial and operating policies of the other entity under a statute or agreement;

•

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

•

to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

In accordance with SIC-12, special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The SPE set up in connection with the Group’s securitization programs are consolidated in accordance with the provisions of IAS 27 and the related interpretation SIC-12.

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Companies that are controlled jointly by the Group and a limited number of other shareholders and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the date of the end of the reporting period.

Material intragroup transactions and balances are eliminated in consolidation.

Takeovers (business combinations)

For agreements closed on or after January 1, 2010

Business combinations are accounted for applying the acquisition method:

•

the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

•

goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position.

For each business combination with ownership interest below 100%, non-controlling interests are measured:

•

either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

•

at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets: in this case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

For agreements closed between January 1, 2004 and December 31, 2009

For business combinations over this period, the main accounting treatment differences compared with the above described accounting treatment are:

•

acquisition-related costs are accounted for as acquisition cost;

•

non-controlling interests are measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets, i.e. with no recognition of goodwill;

•

when a business is achieved in stages, the previously held equity interest is remeasured at fair value against equity;

•

contingent consideration, if any, is recognized against the acquisition cost at the acquisition date if the adjustment is probable and can be measured reliably. Subsequent changes in contingent consideration are accounted for against goodwill.

Loss of control with residual equity interest

For agreements closed on or after January 1, 2010

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the follow occurs at the date when control is lost:

•

the recognition of a gain or loss on disposal which comprises:

•

a gain or loss resulting from the ownership interest disposed, and

•

a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

•

the reclassification in profit or loss of all related other comprehensive income balances.

For agreements closed before January 1, 2010

Loss of control while retaining a residual equity interest results in:

•

recognizing a gain or loss resulting only from the ownership interest actually disposed;

•

carrying at historical cost the previously held equity interest.

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Change in ownership interest in a subsidiary

For agreements closed on or after January 1, 2010

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, with no effect on profit or loss or on other comprehensive income.

For agreements closed before January 1, 2010

Accounting for the acquisition of non-controlling interests was not addressed by IFRSs until 2009. Therefore, the Group historically applied the French GAAP accounting treatment, which consists of recognizing as goodwill the difference between the acquisition cost of non-controlling interests and the minority interest share in the net equity, with no purchase price allocation.

A gain or loss on disposal relating to the equity interest actually disposed is recognized on transactions which do not result in a loss of control.

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•

the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

•

the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Foreign currencies

Determination of the functional currency and foreign operations

The functional currency of foreign operations located outside the euro area is usually the local currency unless the major financing flows are performed by reference to another currency (such as for example the entities Orange in Romania, Congo China Telecom in the Democratic Republic of the Congo).

Transactions in foreign currencies are converted by the Subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

•

in operating income for commercial transactions;

•

in finance income or finance costs for financial transactions.

Both for transactions qualifying for fair value hedge accounting and for economic hedges, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a commercial transaction and in finance income when the underlying hedged item is a receivable or a financial debt.

As the hedged item is not recognized in the statement of financial position for a cash flow hedge of a highly probable forecast transaction, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and reclassified in:

•

profit or loss in accordance with the precedent method with respect to financial assets and liabilities;

•

the initial cost of the hedged item with respect to the non-financial assets and liabilities.

Foreign exchange risk arising on net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

Foreign operations’ financial statements translation

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

•

assets and liabilities are translated at the year-end rate;

•

items in the statement of income are translated at the average rate for the year;

•

the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Recycling of exchange differences recognized in other comprehensive income

The exchange differences are reclassified to profit or loss when the entity dispose or partially dispose (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity. The write-down of the carrying amount of a foreign operation, either because of its own losses of because of an impairment recognized, does not lead to a reclassification to profit or loss.

Exchange differences, reclassified from equity to profit or loss, are classified in the income statement within:

•

net income of discontinued operations, when a major line of business or geographical area is disposed;

•

gain (losses) on disposal of businesses and assets, when other businesses are disposed;

•

reclassification of cumulative translation adjustment from liquidated entities, when liquidation or discontinued operations.

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18.2   Revenues

Revenues

Revenues from the Group’s activities are recognized and presented as follows, in accordance with IAS 18:

Separable components of bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item (s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on its relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. This case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When equipment – associated to the subscription of telecommunication services – is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

•

recognized when the equipment is sold to the end-customer;

•

assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Service revenues

Revenues from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

Equipment rentals

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Content sales

The accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding these transactions. Thus, an analysis is performed using the following criteria in order to determine if the revenue must be recognized on:

•

a gross basis when the Group:

•

is the primary obligor in the transaction with respect to the end-customer; for instance, it has discretion in supplier selection, it is involved in the determination of content specifications (service or product),

•

bears inventory risk,

•

has reasonable latitude in setting the price invoiced to the end-customer,

•

bears the credit risk;

•

a net basis when:

•

the service provider is responsible for the service and for setting the price to be paid by the subscriber,

•

the content provider is responsible for supplying the content to the end-customer and for setting the price.

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These principles are applied, among others, for revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.).

Customized contracts

The Group offers customized solutions, in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts, if certain conditions are fulfilled, are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by the Group under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers, where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed, non-cancelable period.

Loyalty programs

Points awarded to customers are treated as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Penalties

The Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by the Group on the order process, the delivery process, and after sales services. If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will become due based on the non-achievement of contractual terms.

Trade receivables

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

18.3   Purchases

External purchases, other operating expense

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

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Taxes

The Group has analyzed the characteristics of the Territorial Economic Contribution (CET) paid in France and concluded that the CET is a tax and not an income tax.

In accordance with the IAS 20 criteria, the Research Tax Credit (CIR) represents a research and development government grant, hence it is accounted for against operating income rather than a decrease in income taxes.

Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

Trade payables

Interest-free payables are booked at their nominal value.

18.4   Employee benefits

Post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant’s pension plans in France: civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plans, France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

•

retirement bonuses and other similar benefits: under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end-of-career salary;

•

benefits other than pensions: the Group offers retired employees certain benefits such as free telephone lines or access to corporate catering.

These employee benefits are granted through:

•

mainly defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed when service is rendered; or

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographics (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned and is discounted,

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists),

•

actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income,

•

the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies and is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted price, since they are mostly invested in listed securities (shares, bonds, mutual funds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time senior plan (TPS). The calculation of the related commitments is based on actuarial assumptions including demographic, financial and discounting assumptions similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

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Termination benefits

The Group set up an early retirement plan for civil servants and contract-based employees in France from 1996 to 2006. These employees receive 70% of their salary between the age of 55 and 60. This benefit is accounted for in the same way as lump-sum benefits payable on termination of service: a provision is recognized for this commitment, which will be fully settled in 2012.

Any other termination benefits are also covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Share-based compensation

Special employee shareholding plan

Following the sale by the French State of a portion of France Telecom’s capital, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data.

Other share-based payments

The fair value of stock-options and bonus shares is generally determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions.

The amount so determined is recognized in labor expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, remeasured against profit or loss at each year-end; and

•

equity for equity-settled plans.

18.5   Impairment losses and goodwill

Goodwill recognized as an asset in the statement of financial position comprises:

•

for business combinations before January 1, 2010

•

goodwill as the excess of the cost of the business combination over the acquirer’s interest in the acquiree’s identifiable net assets measured at fair value at the acquisition-date, and

•

goodwill relating to any additional purchase of non-controlling interests with no purchase price allocation;

•

for business combinations on or after January 1, 2010 with an acquired ownership interest below 100%, goodwill is computed:

•

either on the equity interest acquired, with no subsequent changes if there are any additional purchases of non-controlling interests, or

•

on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest share.

Goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

IAS 36 requires these tests to be performed at the level of each Cash Generating Unit (CGU) or groups of CGUs likely to benefit from acquisition-related synergies, within an operating segment. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

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Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Carrying values of CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

For a CGU partially owned by the Group, when it includes a portion relating to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never reversed subsequently.

18.6   Intangible assets, property, plant and equipment and income on disposal of assets

Intangible assets

Intangible assets consist mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patents, development costs and software.

Intangible assets are initially recognized at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid. Film co-production rights are accounted for based on the stage of completion of the film.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the right to use cable or capacity transmission cable (mainly submarine cables) granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

The Group’s research and development projects mainly relate to: the upgrade of the network architecture or functionality, and the development of service platforms aimed at offering new services to the Group’s customers. These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38. Development costs are expensed as incurred except those recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

Property, plant and equipment

Property, plant and equipment mainly comprise network equipment.

The gross value of tangible assets corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

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The cost of networks includes design and construction costs, as well as capacity improvement costs. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

When tangible assets are acquired in a business combination, their cost is determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies.

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts are considered to be service contracts, which costs expensed when the service is rendered. Firm purchase commitments relating satellite capacity are unrecognized contractual commitments.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to the Group are recorded as assets, with an obligation of the same amount recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to the Group notably when:

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable; therefore for the Group to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of these agreements relate to network buildings.

Assets leased by the Group as the lessor, under leases that transfer the risks and rewards of ownership to the lessee, are treated as having been sold.

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and are recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group’s assessment, the network deployment mode does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

Depreciation

Trademarks

Trademarks having an indefinite useful life, such as the Orange trademark, are not amortized but tested for impairment at least annually. Finite-lived trademarks are amortized over their expected useful lives.

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between 3 and 7 years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a mobile network is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (in France corresponding to 1% of qualifying revenues generated by the second and third generation network) is expensed as incurred.

Content rights

Content rights are amortized using the film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues).

Firm purchase commitments relating to content rights are unrecognized contractual commitments, less any prepayments made, which are recognized as prepaid expenses.

Indefeasible Rights of Use of submarine and terrestrial cables

IRUs are depreciated over the shorter of the expected period of use and the life of the contract.

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Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed 20 years.

Software and research and development costs

Software is amortized on a straight-line basis over its expected useful life which does not exceed 5 years.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives generally not exceeding 3 years.

Others

Property, plant and equipment are depreciated to expense their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

Impairment of non-current assets other than goodwill and trademarks

Given the nature of its assets and activities, most of the Group’s individual assets do not generate cash flows that are independent of those from CGUs. The recoverable amount is therefore determined at the level of the CGU to which the asset belongs.

18.7   Provisions

In addition to the provisions relating to employee benefits, the Group’s provisions mainly relate to litigation and restructuring, and to dismantling and restoring sites.

Provisions are recognized when the Group has a present obligation towards a third-party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies, the Group creates a valid expectation on the part of other parties that the Group will discharge certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions.

The costs may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan prior to the end of the reporting period.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by the Group to meet its environmental commitments and annual estimated asset dismantling and site restorations. The provision is assessed on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

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18.8   Interests in associates

The carrying amount of investment in associates corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. In case of losses and after the carrying amount of investment is reduced to zero, the Group ceases to recognize the additional share of losses since it is not committed beyond its investment.

An impairment test is performed when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee.

An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount, recoverable amount being the higher of value in use and fair value less costs to sell (see Note 18.5). Impairment losses can be reversed when the recoverable amount exceeds the carrying amount again.

18.9   Financial assets and liabilities, net finance costs

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash flows through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial asset or liability. This calculation includes all fees and points paid or received between parties to the contract.

Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets, and certain assets related to in-substance defeasance transactions and cross-border leases (Qualified Technological Equipment (QTE) leases). They are recognized and subsequently measured at fair value. Fair value corresponds to quoted price for listed securities or, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is an objective evidence of impairment for available-for-sale assets such as a significant or prolonged decline in their fair value, cumulative impairment loss included in other comprehensive is reclassified from equity to income.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows to eliminate or to significantly reduce a measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost),

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel,

•

the Group decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value.

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The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits and mutual funds (OPCVM).

The Group classifies as cash equivalents in the statement of financial position and in the statement of cash flows the investments which meet the conditions required by IAS 7 (assets easily convertible into a determined cash amount and subject to a remote risk of change in value).

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges).

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA) and bonds convertible into or exchangeable for new or existing shares (OCEANE). On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The equity component determined at initial recognition is not subsequently remeasured.

Financial liabilities at fair value through profit or loss

The abovementioned policies relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness;

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and is reclassified in:

•

profit or loss when the hedged item affects the profit or loss with respect to financial assets and liabilities,

•

the initial cost of the hedged item with respect to the non-financial assets and liabilities;

•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation;

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•

the effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss on the disposal of the net investment.

Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, or when the hedging instrument is terminated or exercised. The accounting consequences are for:

•

fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

•

cash flow hedge: amounts booked in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

18.10   Income taxes

Current tax is measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecast horizons and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

In accordance with these principles, the Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

18.11   Equity

Share issuance costs

External costs directly related to share issues are deducted from the related premium (net of any tax savings). Other costs are expensed as incurred.

Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity, net of tax.

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations.

•

basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year;

•

diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

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When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

Non-controlling interests

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified in financial debt.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. Financial debt is remeasured at fair value at the end of each reporting period and, in the absence of any guidance provided by IFRSs, against finance income or expense.

The accounting treatment of put options granted to non-controlling shareholders is currently being analyzed by IASB.

Negative non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In accordance with IAS 27R, this could result in the non-controlling interests having a deficit balance.

Transactions between shareholders

Each agreement with minority shareholders of a subsidiary, when it does lead to loss of control, is accounted for as an equity transaction with no effect on total comprehensive income.

18.12   Disclosure on related-party transactions

Related-party transactions cover the main transactions carried out in the ordinary course of business with associates and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee (see Notes 9.2 and 19).

Telecommunications services provided to French governmental authorities which are one of the Group’s largest customers, as well as those to its various local and regional authorities, are rendered on an arm’s length basis.

NOTE 19   Executive compensation

The following table shows the compensation disbursed by France Telecom S.A. and its controlled companies to persons who were members of France Telecom’s Board of Directors or Executive Committee at any time during the year or at the end of the year. The Executive Committee, which consisted of 13 members as of December 31, 2011 (15 members as of December 31, 2010), replaced the former 9-member Group Management Committee on April 6, 2010.

(in euros)	December 31, 2011	December 31, 2010	December 31, 2009
Short-term benefits excluding employer social security contributions (1)	10,501,528	11,390,724	8,032,316
Short-term benefits: employer’s social security contributions	3,036,939	2,825,306	2,059,607
Post-employment benefits (2)	1,444,722	1,418,738	1,177,067
Other long-term benefits			-
Termination benefits	1,733,390		-
Share-based compensation (3)	1,261	45,872	518,985

(1)  Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive schemes and profit-sharing) over the period.

(2)  Service cost.

(3)  Expense recorded in the income statement in respect of the free share award plan, stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2011 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 14,616,527 euros (14,613,939 euros in 2010 and 7,298,411 euros in 2009).

Executive Committee members’ contracts include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit).

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NOTE 20   Fees paid to Statutory Auditors

As required by Decree no. 2008-1487 of December 30, 2008 supplementing Article R. 233-14 §17 of the Code de commerce, the following table shows the amount of auditors’ fees included in the Group’s consolidated income statement for the year, broken down into audit and certification fees for the consolidated financial statements and fees for advisory and other services rendered for procedures that are directly linked to the statutory audit of the consolidated financial statements. The fees shown for the subsidiaries apply to fully consolidated subsidiaries and, in 2009, to fully consolidated subsidiaries and proportionately consolidated companies.

(in millions of euros)	Deloitte						Ernst & Young
	Amount			%			Amount			%
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Audit
• Statutory audit fees, certification, auditing of the accounts	13.8	14.0	13.8	92%	94%	96%	16.0	16.7	16.9	98%	93%	95%
issuer	6.9	6.9	6.8	46%	46%	47%	7.0	7.5	7.4	43%	42%	42%
subsidiaries	6.9	7.1	7.0	46%	48%	49%	9.0	9.2	9.5	55%	51%	53%
• Ancillary assignments and services directly linked to the Statutory Auditors’ mission	1.2	0.8	0.6	8%	5%	4%	0.7	1.1	0.7	2%	6%	4%
issuer	0.4	0.5	0.3	3%	3%	2%	0.1	0.4	0.3	1%	2%	2%
subsidiaries	0.8	0.3	0.3	5%	2%	2%	0.6	0.7	0.4	1%	4%	2%
Sub-total	15.0	14.8	14.4	100%	99%	100%	16.7	17.8	17.6	100%	99%	99%
Other services rendered by auditors’ networks to fully-consolidated subsidiaries
• Tax	-	-	-	-	-	-	0.1	0.1	0.2	0%	1%	1%
• Legal and personnel-related	-	0.1	-	-	1%	-	-	-	-	-	-	-
• Other	-	-	-	-	-	-	-	-	-	-	-	-
Sub-total	-	0.1		-	1%	-	0.1	0.1	0.2	0%	1%	1%
TOTAL	15.0	14.9	14.4	100%	100%	100%	16.8	17.9	17.8	100%	100%	100%

Rules for approving auditors’ fees

France Telecom’s Audit Committee defines and oversees the procedures for selecting Statutory Auditors and makes a recommendation to the Board of Directors on their appointment and the terms of their compensation. The Audit Committee also reviews the policies and rules designed to safeguard the independence of the Statutory Auditors. It studies their engagement plan and the scope of their assignment.

With a view to safeguarding the auditors’ independence and objectivity and in accordance with the applicable European and US regulations, France Telecom has instituted a policy for pre-approving audit and other services provided by the auditors. In December 2003, the Audit Committee adopted Group-wide internal rules in this area. These rules stipulate that all permitted audit or other services are subject to prior approval by the Audit Committee. Approval is granted either on a general basis covering a list of specific services, or on a case-by-case basis for all other services. Other services (including those directly related to the audit assignment) which may be subject to prior approval on a general basis are limited to a percentage of audit fees. Services provided above and beyond these limits are subject to specific prior approval. Lastly, the internal rules provide a list of non-audit related services which are prohibited because they could interfere with the auditors’ independence.

All services provided by the Statutory Auditors in 2009, 2010 and 2011 were approved, in accordance with these rules, and the Audit Committee was regularly informed of the services provided and fees due.

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20.1.3  Critical accounting policies

In accordance with the applicable rules in the European Union (EU), the France Telecom Group (hereafter called the “Group”) prepares its consolidated financial statements in accordance with IFRS as published by IASB, and bases its discussion and analysis of its financial condition and results of operations on such consolidated financial statements.

Although IFRS as issued by IASB constitutes a comprehensive basis of accounting, it should nevertheless be noted that reported performance and comparability among companies reporting under IFRS can be affected by the following elements:

•

exemptions under IFRS 1 to the retrospective application of IFRSs when transitioning from previous local GAAPs to IFRS, such as electing not to restate business combinations prior to the transition date, recognition in equity of actuarial gains and losses on employee benefits measured at the transition date, transfer of all cumulative translation differences to other comprehensive income at the transition date;

•

alternatives proposed by various IFRS standards, such as:

•

accounting for jointly controlled entities either using the equity method or the proportionate consolidation, and

•

for each business combination since 2010, the measurement of the non-controlling interest in the acquiree either at fair value (full goodwill method) or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets (goodwill only attributable to the controlling interest acquired);

•

IFRS does not have a specific standard or interpretation for the accounting of commitments to purchase non-controlling interests, mainly with respect to the accounting for the subsequent remeasurement of the carrying amount of the related financial liability. In such circumstances, the Group – like other preparers – has to define its accounting policy in accordance with paragraphs 10 to 12 of IAS 8 until the issuance of new standards and interpretations by IASB and IFRIC;

•

IFRS does not provide for detailed guidance as to the form and content of the income statement but does include a standard on financial statements presentation.

The basis of preparation of the Group’s consolidated financial statements is further described in the Notes 1 and 18 attached to its consolidated financial statements.

The Group’s reported financial condition and results of operations are sensitive to the selection and application of the accounting policies and the judgment and other uncertainties affecting application of those policies.

In addition, the Group’s reported financial condition and results of operations are sensitive to estimates together with the related judgment, assumptions and uncertainties that underlie the preparation of its consolidated financial statements. The estimates may be revised if the underlying circumstances change or in the light of new information or experience. Consequently, estimates made at December 31, 2011 may subsequently be changed.

Business combinations and non-controlling interests

The sensitivity to the accounting estimates has been increased with the application of IFRS 3R and IAS 27R since January 1, 2010 as:

•

the previously held equity interest is remeasured at fair value with respect to either a step-acquisition or a loss of control with residual equity interest; and

•

the non-controlling interests are either measured at fair value or at their ownership interest in the identifiable net assets.

Hence, in 2010, the Mobinil-ECMS transaction generated an income of 0.3 billion euros resulting from the remeasurement at fair value of the previously held equity interest and the non-controlling interests were measured at their fair value.

Measurement of property, plant and equipment and intangible assets other than goodwill

As of December 31, 2011, 2010 and 2009, total property, plant and equipment amounted to 23.6 billion euros, 24.8 billion euros and 23.5 billion euros, respectively, and total intangible assets (mainly telecommunication licenses, trademarks, customer relationships and rights of use) amounted to 11.3 billion euros (4.3 billion euros of which was recognized in business combinations), 11.3 billion euros and 10.0 billion euros, respectively.

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition or production cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition. As direct observable fair values are not always readily available, indirect valuation methods are often used with their inherent limitations. Examples of indirect methods the Group commonly uses for certain acquired intangibles include the Greenfield method for licenses, the relief of royalty method for trademarks, or future cash flows generated by existing customers for subscriber bases. A change in any of the assumptions used in any of the indirect valuation methods could change the amount allocated to the acquired intangibles.

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Similarly, judgment is required in determining the useful lives of the assets both at and subsequent to the acquisition date. Such judgment considers obsolescence, physical damage, significant changes to the manner in which an asset is used, evolution in total cost of ownership, lower than expected economic performance, a drop in revenues and other external indicators.

Considering the type of assets and the nature of the activities, most of the Group’s individual assets do not generate independent cash flows from those attached to the Cash-Generating Unit (CGU). Hence, the assessment of the need for an impairment test is mostly determined at the CGU level (see hereunder).

Goodwill

As of December 31, 2011, 2010 and 2009, the net carrying value of goodwill amounted to 27.3, 29.0 billion euros and 27.8 billion euros respectively.

The amount of goodwill determined in a business combination is dependent on the allocation of the purchase price over the fair value of the assets acquired and the liabilities assumed, a process that requires a significant level of estimate and judgment.

Goodwill is reviewed for impairment at least annually at the level of the CGU or group of CGUs (see hereunder).

Goodwill is allocated to each of the acquirer’s CGUs or groups of CGUs that is expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment. The operating segments comprise France, Poland, Spain, International Carrier and Shared Services, the other countries in Europe, Africa and Middle-East (reported in “Rest of the World”) and the joint venture Everything Everywhere.

Therefore, changes in the way management monitors goodwill or in the segment reporting structure may require a reallocation and trigger the need for an impairment test.

Impairment testing and recoverable amount of a CGU or group of CGUs

Impairment of goodwill and non-current assets were recorded for 1.0 billion euros in 2011, 0.6 billion euros in 2010 and 0.5 billion euros in 2009.

The full goodwill method was applied to account for the Mobinil-ECMS business combination in 2010. Due to this accounting, the impairment loss recognized in the income statement comprises the portion relating to the non-controlling interests up to 0.3 billion euros in 2011 and 0.3 billion euros in 2010.

The determination of impairment involves the use of estimates which include but are not limited to the cause, the timing and the amount of the impairment. As such, the determination of the recoverable amount represents an area where significant assumptions and judgment are required.

The recoverable amount is the higher of the fair value less costs to sell and the value in use:

•

because the fair value of the Group’s CGUs is rarely directly observable, it is determined on the basis of available market information, such as EBITDA or market multiples for comparable companies, or discounted cash flows including market participant assumptions in particular with respect to WACC or long-term growth rates;

•

value in use is determined by the Group based on the discounted cash flows derived from the applicable business plan.

When cash flow projections are used, they are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions.

Trends in the economic and financial environment, competition and regulatory authorities decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

The methodology used and the related estimates have a material impact on the recoverable value and ultimately on the amount of any asset impairment. If the assumptions do not materialize as expected, this may result in decreased revenue, EBITDA or cash flows and materially change the potential impairment.

Specific factors of risk assessment and a sensitivity analysis of the recoverable amount are disclosed in the Note 6 to the consolidated financial statements.

Income taxes

As of December 31, 2011, 2010 and 2009, the Group had recorded deferred tax assets amounting to approximately 2.3, 3.2 billion euros and 2.7 billion euros, respectively, net of deferred tax liabilities. The reassessment of the recoverability or the validity of tax loss carryforwards led to a net deferred tax assets recognition (derecognition) of (0.1) billion euros in 2011 (versus 1.9 billion euros and (0.2) billion euros in 2010 and 2009, respectively).

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Significant judgment is required in determining current and deferred income taxes, as a result of the inherent necessity of interpreting tax laws or assessing the respective technical merits of the Company and tax administration positions following a tax audit as well as assessing the availability of future taxable income that can be offset against tax loss carryforwards within the appropriate timeframe, as estimated by the Group’s management. Therefore, in 2010, current income tax expense comprises 1.9 billion euros with respect to the tax audits relating to the fiscal years 2000 to 2005 which correlatively led to the recognition for the carryforward of unused tax losses.

The realization of deferred tax assets is also reviewed by the Group’s management using each entity’s tax forecast based on budgets and strategic plans.

Revenue recognition

The Group receives certain installation and activation revenue from new customers. These revenues are recognized on a straight-line basis over the expected service period. The estimation of the expected service period is based on historical customer turnover. In the event of a change in estimate, differences may result in the amount and timing of revenues recognized for a given period. For example, a reduction in the expected service period may result in accelerated revenue recognition that affects revenue trends of the related business unit.

Reporting revenue on a gross versus net basis (acting principal vs. agent) is also a matter of judgment that depends on a relevant set of facts and circumstances. This analysis is performed using the following criteria:

•

which entity is the primary obligor under the arrangement with respect to the end-customer;

•

which entity has inventory risk;

•

which entity has a reasonable latitude in establishing price with the customer for the service;

•

which entity has discretion in supplier selection;

•

which entity is involved in the determination of service specifications; and

•

which entity has the credit risk.

The Group’s policy for revenue recognition is further disclosed in the Note 18.2 to the consolidated financial statements.

Employee benefits and share-based payment

Employee benefits obligations and expenses are based on certain assumptions used by the Group in calculating such amounts.

Employee benefits are also affected by the legal changes, e.g. the pension reform enacted in France in 2010 led the Group to amend the part-time for seniors plan signed in 2009, increasing the related accrual by 0.5 billion euros at December 31, 2010.

The Group’s assumptions are based on historical experience, when available, and external data regarding compensation and discount trend rates. While the Group believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may affect its obligations and its future expenses.

Litigation and claims

At December 31, 2011, 2010 and 2009, provisions amounting to approximately 1.0 billion euros, 0.8 billion euros and 0.5 billion euros, respectively, are recorded to cover litigation and claims.

The Group’s industry is highly regulated with a narrow control by the competition authorities which often implies litigation between the market participants.

In 2009, the Group expensed 1.0 billion euros resulting from the decision of the General Court of the European Union on November 30, 2009 which considered the special French business tax regime applied to the Group before 2004 as a State aid to be reimbursed.

The European Commission requested the Group on December 20, 2011 to align the calculation of the retirement contributions to the one of its competitors with respect to the contributions paid to its civil servants employee, as from a date no earlier than December 31, 2010.

If this Commission ruling takes effect in 2012, France Telecom estimates it would result in an increase in France Telecom’s annual employer contribution costs of approximately 140 million euros for the first year (full year), an amount which will gradually decrease as civil service employees retire from the Company.

The Group exercises significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

Fair value of financial instruments

Fair value corresponds to the quoted price for listed financial assets and liabilities.

Where no active market exists, the Group establishes fair value by using a valuation technique determined to be the most appropriate in the circumstances. These techniques as well as the levels of fair value hierarchy are disclosed in the Note 11.8 to the consolidated financial statements.

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20.3   DIVIDEND DISTRIBUTION POLICY

France Telecom distributed a dividend of 1.40 euros per share with respect to fiscal year 2010.

With respect to fiscal year 2011, the Board of Directors resolved, at its February 21, 2012 meeting, to recommend to the Combined Shareholders’ Meeting of June 5, 2012 the distribution of a dividend of 1.40 euros per share. Given the payment of an advance dividend of 0.60 euro on September 8, 2011, the balance of the dividend to be paid to shareholders amounts to 0.80 euro per share. The Board proposed that that balance be paid on June 13, 2012.

The amount allocated for dividends relating to 2012 will be in the range of 40-45% of “restated Ebitda – Capex”. France Telecom’s management will make a proposal to its Board of Directors to pay an interim dividend of 0.60 euros per share in September 2012.

20.4   LITIGATION AND ARBITRATION PROCEEDINGS

In the ordinary course of business, France Telecom-Orange is involved in a certain number of judicial, arbitration, and government proceedings.

Provisions for expenses that may result from such proceedings are only recorded when expenses are likely and when their amount can either be quantified or estimated with a reasonable degree of accuracy. The amounts of the provisions recorded are based on a case-by-case risk assessment, bearing in mind that events arising during the proceedings may result in reassessment of this risk at any time.

The proceedings likely to have a significant effect on the financial position of France Telecom are described in Notes 15 Litigation and 12 Income tax of the notes to the consolidated financial statements (see Section 20.1 Consolidated statements).

No new material judicial or arbitration proceedings or significant development on existing proceedings have occurred since February 21, 2012, the date on which the 2011 financial statements were approved by the Board of Directors.

20.5   SIGNIFICANT CHANGE IN FINANCIAL OR TRADING POSITION

The significant events that occurred between the balance sheet date and February 21, 2012, the date on which the 2011 financial statements were approved by the Board of Directors, are described in Note 16, Subsequent events to the consolidated financial statements.

The following event occurred thereafter:

•

following receipt of the required authorizations and the allocation of a minimum set of frequencies to Orange Suisse (see Note 2 Principal changes in the scope of consolidation and gains (losses) on disposal of businesses to the consolidated financial statements), on February 29, 2012, France Telecom completed the sale of 100% of Orange Communication S.A. and its two subsidiaries (“Orange Suisse”) to Matterhorn Mobile S.A. (a company owned indirectly by funds advised by Apax Partners LLP) as set out in the agreement signed on December 23, 2011. On the basis of an enterprise value of 2 billion Swiss francs, net proceeds from the sale of Orange Suisse, including Orange Suisse’s repayment of its net debt to France Telecom (0.5 billion Swiss francs), amounted to 1.8 billion Swiss francs (€1.5 billion) after taking into account the future payment due for the frequencies that Orange Suisse had just acquired. Orange Suisse will continue to pay France Telecom a fee for use of the Orange brand in Switzerland.

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[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

21.1.3  Treasury shares held by or on behalf of the issuer or its subsidiaries - Share buyback program

The Shareholders’ Meeting of June 7, 2011 renewed the share buyback program for 18 months with a limit of 10% of the share capital outstanding at the time of the meeting. The Board of Directors’ Meeting of March 21, 2012 decided to propose to the Shareholders’ Meeting of June 5, 2012 the renewal of this authorization on the same terms (see Section 26.2 Report from the Board of Directors of France Telecom on resolutions submitted to the Annual Shareholders’ Meeting).

In addition, the liquidity contract on its shares entered into by France Telecom in May 2007 with a specialized investment services provider, is still ongoing. The initial resources allocated to the liquidity account amounted to 100 million euros. At December 31, 2011 this totaled 119 million euros.

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SUMMARY OF PURCHASES AND SALES OF TREASURY SHARES MADE DURING THE 2011 FISCAL YEAR

OBJECTIVE OF THE PURCHASES	Number of shares held at 12/31/2010	Number of shares purchased	Weighted average gross price (in euros)	Number of shares sold	Weighted average gross price (in euros)	Number of shares held at 12/31/2011	% capital
Free share plan (1)	4,609	13,250,000 (2)	12.15	133	NA	13,254,476	0.50%
Stock options		2,099,701	11.74			2,099,701	0.08%
Liquidity contract	-	20,130,011	14.35	20,028,143	14.43	101,868	0.00%
TOTAL	4,609	35,479,712		20,028,276		15,456,045	0.58%
(1) Stock option plan. (2) Not including 4,050,532 shares bought forward on June 21, 2011. NA: not applicable.

Purchases of treasury shares are described in Note 13.2 to the consolidated financial statements (Section 20.1).

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

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21.2   MEMORANDUM AND BYLAWS

21.2.1  Company purpose (Article 2 of the Bylaws)

The Company’s corporate purpose, in France and abroad, specifically pursuant to the French Postal & Telecommunications Code, shall be:

•

to provide all electronic communication services in internal and international relations;

•

to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

•

to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

•

to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

•

to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

•

to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

•

to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means; and

•

more generally, all industrial, commercial, Company and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

21.2.2  Provisions concerning administrative, management and supervisory bodies

See chapters 14 and 16.

21.2.3  Rights, preferences and restrictions attached to each class of existing shares (Article 11 of the Bylaws)

France Telecom has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights.

The shareholders shall be liable for losses within the limits of their contributions to the Company’s capital.

Payment of dividends (Article 26 of the Bylaws)

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the year when the balance sheet established during or at the end of a financial year and certified by an auditor, shows that the Company has made a profit since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Assignment and Transfer of shares (Article 10 of the Bylaws)

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

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21.2.4  Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

21.2.5  Rules for admission to and calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Article 21 of the Bylaws)

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ meetings are composed of all shareholders whose shares are paid up and for whom a right to attend Shareholders’ Meetings has been established by registration of the shares in an account in the name either of the shareholder or of the intermediary holding their account where the shareholder is not resident in France, by 0.00am (Paris time) on the third business day preceding the meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the meeting.

Shareholders participating via video-conferencing or other means of telecommunications contemplated by law and regulation that allow identification shall be deemed present for the calculation of quorum and majority of Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the meeting or grant a proxy to any other physical person or legal entity that he or she may chose. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via means of telecommunications, until 3pm (Paris time) the day before the meeting. Transmission methods are set forth by the Board of Directors in the notice of meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed in the conditions specified by the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the meeting.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Annual Shareholders’ Meetings

Shareholders’ meetings are convened by the Board of Directors, or, failing that, by the auditors, or by any person empowered for this purpose. Meetings are held at the registered office or at any other location indicated in the notice to convene. Subject to exceptions provided by law, notices must be given at least 15 days before the date of the meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second meeting and, if applicable, the second postponed meeting, must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and conduct of Annual Shareholders’ Meetings

The agenda of the Shareholders’ Meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The Shareholders’ Meeting may only deliberate on the items on the agenda. One or more shareholders representing the percentage of capital required by law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of topics or items proposed resolutions on the agenda.

An attendance sheet containing the information required by law shall be kept at each Shareholders’ Meeting.

Shareholders’ meetings shall be chaired by the Chairman of the Board of Directors or, in his or her absence, by a director appointed for this purpose by the Board of Directors; failing which, the meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes. The officers shall name a secretary, who does not have to be a shareholder. The mission of the meeting’s officers is to verify, certify and sign the attendance sheet, ensure the proper conduct of debates, settle any incidents occurring during the meeting, check the votes cast and ensure their legality, and ensure that minutes of the meeting are drawn up.

The minutes shall be prepared, and copies or excerpts of the deliberations shall be issued and certified as required by law.

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Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the year in question or, in case of postponement, within the period established by court order. On the first convocation, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation. Subject to the legal provisions governing capital increases from reserves, profits or share premiums, the resolutions of the Extraordinary Meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

21.2.6  Provisions having the effect of delaying, deferring or preventing a change in control of the Company

None.

Factors that may have an impact in the event of a public offer, as set out in Article L. 225-100-3 of the French Commercial Code, are described in Section 21.3.

21.2.7  Declaration of crossing of thresholds (Article 9 of the Bylaws)

In addition to the legal obligation to inform the Company and the AMF when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in France Telecom is required, within five trading days from the date of registration of securities that result in reaching or crossing such threshold, to report to France Telecom by registered letter with return receipt, the total number of shares, voting rights and securities giving access to share capital that such individual or entity holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the share capital or voting rights so requests at a Shareholders’ Meeting.

21.2.8  Changes in the share capital (Article 7 of the Bylaws)

The share capital may be increased, decreased or amortized in accordance with applicable legal provisions.

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21.3   FACTORS THAT MAY HAVE AN EFFECT IN THE EVENT OF A PUBLIC OFFERING

Pursuant to Article L. 225-100-3 of the French Commercial Code, this section describes the factors that may, to the Company’s knowledge, have an effect on the shares of France Telecom in the event of a public offering.

Structure of the Company’s share capital

The stock-option plans implemented by the Company, or assumed by France Telecom (the Wanadoo plans), offer the option holders the choice of prematurely exercising 50 to 100% of the options allotted under these plans in the event of a change of control resulting from a public tender offer or a public tender and exchange offer. The exercising of all options issued remaining to be exercised would account for around 1% of the Company’s share capital, on a totally diluted basis, as at December 31, 2011.

Restrictions in the Bylaws on the exercise of voting rights and on the transfer of shares or contractual agreements brought to the attention of the Company pursuant to Article L. 233-11 of the French Commercial Code

The Bylaws place no restriction on the exercise of voting rights or the transfer of shares.

On November 25, 2009, the FSI (Fonds Stratégique d’investissement) and the French Government entered into a shareholders’ agreement constituting an action in concert, notice of which was given to the Company and the AMF. This agreement, entered into for a two-year term, provides for two distinct actions in concert:

•

regarding the vote on resolutions at the France Telecom General Shareholders’ Meetings: the parties shall exchange their respective points of view, and if possible, seek a common position on the resolutions, without however being obliged to reach agreement;

•

in the event that planned share transactions occur and thresholds are crossed, the arrangement provides for (i) a general obligation between the parties to the agreement to provide prior notice of any transaction involving the Company’s shares or voting rights, (ii) an obligation of prior consultation in the event of an intended sale by the parties likely to take place close in time, under which each party undertakes not to carry out such plans without having, to the extent possible, aligned its analysis regarding the value of France Telecom shares with the other party’s, and having coordinated the practical details of the sale of said shares, (iii) an obligation of prior consultation in the event that either party is carrying out a transaction that would require the concerted parties to publish a declaration of intentions, and (iv) an obligation of prior approval by the other party where the transaction would result in the concerted parties going over a threshold that would trigger a mandatory public offer.

Control mechanisms provided for in any employee shareholding plan, when rights of control are not exercised by employees

The regulations governing the Fonds communs de placement d’entreprise (FCPE, employee investment funds) of the Group’s savings plan, which are invested in France Telecom shares state that voting rights attached to shares held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to the cases where the Supervisory Boards must gather the prior opinions of unit holders, the Supervisory Boards decide on the tender of shares held as fund assets to purchase or exchange offerings, in accordance with Article L. 214-40 of the French Monetary and Financial Code. The FCPEs represented 4.25% of the Company’s share capital as at December 31, 2011.

Agreements made by the Company which are subject to change or termination in the event of a change of control

A shareholders’ agreement signed in 2010 between France Telecom-Orange and the Orascom group provides that in the event of a change of control of one party, the other party shall have an option to purchase its Mobinil shares.

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22  material contracts

On January 27, 2011, France Telecom agreed a six billion euro syndicated loan with 28 banks maturing January 2016 as a partial refinancing of the eight billion euro credit line arranged on June 20, 2005.

In addition, France Telecom has made some significant acquisitions and disposals in the last few years (see Note 2 Main changes in scope of consolidation and gains and losses on disposal of businesses to the consolidated financial statements).

These aside, France Telecom has made no significant agreements other than those made in the normal course of its business.

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GLOSSARY OF TECHNICAL TERMS

3G/3G+: see UMTS (3G) and HSDPA (3G+).

3GPP (3rd Generation Partnership Project): cooperation between regional telecommunications standardization organizations, whose objective is to agree technical specifications for third generation mobile networks (3G). The 3GPP also agrees specifications for LTE, the so-called fourth generation system.

4G: fourth generation of mobile telephony standards, successor of the 3G and 2G standards. Provides “very high-speed mobile broadband” connections (theoretical speeds of above 100 Mb/s) and uses voice over IP.

ADSL (Asymmetrical Digital Subscriber Line): broadband data transmission technology on the traditional telephone network. It enables broadband data transmission (first and foremost Internet access) via paired copper cable (the most common type of telephone line found in buildings).

Arcep: Autorité de Régulation des Communications Electroniques et des Postes - French Telecommunications and Posts Regulator.

Asynchronous Transfer Mode - ATM: broadband transmission technique for multiplexing data flows in the form of packets (ATM standard packets) in connected mode with guaranteed service quality.

ATM (Asynchronous Transfer Mode): see “Asynchronous Transfer Mode”.

Autonomous System (AS): group of IP routers managed by a single administrative entity using a common routing protocol (Internet Gateway Protocol), and identified by a unique Autonomous System Number (ASN).

Backbone: fiber optic backbone transmission network for long distance and very high capacity. See DWDM and SDH.

Backhaul: connection for the transmission of voice or data, either to a backbone or to a point from which a connection is made.

BAS (Broadband Access Server): see Broadband Access Server.

Bit: abbreviation for BInary digiT. Elementary information unit with binary coding (0 or 1) used by digital systems.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

BlackBerry: wireless technology developed by Research In Motion Limited allowing personal digital assistants to access and synchronize continuously with the user’s email.

Broadband: data transmission technology where modulation is used for the simultaneous passage of several independent channels on a single physical medium. Term used to designate broadband networks (speeds of at least several Mbits/s). ADSL is also included under the term broadband access (individual connection providing at least 128 Kbits/s downstream, from the switch to the user).

Broadband Access Server - BAS: broadband access hub that collects incoming and outgoing traffic to DSLAM, ensuring the interconnection with the operator’s IP network. The BAS represents an essential part of an operator’s ADSL network. This hub equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

Broadband Multisite service: solution enabling a company to interconnect several sites in one town or region, with the goal of transmitting voice, data or image information at speeds of up to 2.5 Gbits/s. It uses a dedicated and double local loop, in order to guarantee maximum security.

BSA: bitstream access. See Bitstream.

BSC: base station controller. Elements of the GSM network whose role is to control a number of BTSs (up to several hundred). The BSCs are in turn connected to a higher level of the mobile network, the mobile service switching center (MSC).

B to B or B2B: see Business to Business.

Business-to-Business: all of a company’s activities (commercial dealings or transactions) for corporate customers.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Capacity services: services involving an operator providing transmission capacity dedicated to a user, ensuring transparency in relation to applications supported (example: leased line service).

Catch-up TV: see Replay TV.

CDMA (Code Division Multiple Access): process used in particular in mobile telephony, allowing several digital signals to be transmitted simultaneously on the same carrier frequency. It allows operators to offer their subscribers broadband Internet access services on their mobiles.

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Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (private automatic branch exchange).

Cloud computing: concept that involves using remote servers for the storage and processing of electronic data traditionally located on local servers or the user’s workstation.

CRM (Customer Relationship Management): dedicated applications that enable a company to have better knowledge of each customer, and therefore offer more targeted products and services, ensuring better customer satisfaction.

DTT (digital terrestrial television): technical development in broadcasting based on the transmission of digital television signals through a network of terrestrial radio repeaters. Compared with analog terrestrial television, which it replaces, DTT reduces the load on the electromagnetic spectrum, offers better image quality and reduces operating costs.

Dense Wavelength Division Multiplexing (DWDM): digital transmission technology based on multiplexing wavelengths over optical fiber, enabling very high bandwidth (up to 10 Gigabits per second) information transfers over long distance networks.

Digital Rights Management: set of technical measures for controlling the use of works distributed on digital media. By extension, refers to the legal measures taken to prevent these technical limitations from being bypassed.

Distribution frames: telephone network equipment that allows lines or local loops dedicated to each subscriber to be concentrated in order to be sent back to the local telephone switch (or CAA).

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of Public Switched Telephone Networks so as to enable broadband transfers of digital packets. See ADSL, SDSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulation of subscriber ADSL modems and the first level of aggregation for data transport on the IP network. The equipment is also used to filter voice and data. Installed close to local distribution frames, they generally manage between 100 and 2,000 subscribers.

Dual play: broadband subscriber package including two services: Internet access and IP Telephony. See multi-play.

DWDM: see Dense Wavelength Division Multiplexing.

Edge (Enhanced Data rates for GSM Evolution): radio technology representing the intermediary stage between GPRS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with nominal rates of up to 380 Kbits/s and effective rates up to four times faster than GPRS.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

This concept is also used when the competition or regulatory authorities are attempting to ensure that an efficient operator is not excluded from the market by the abuse of a dominant position by a company. In this case, the definition of an “efficient” operator raises methodological issues (reference is often made to an operator that is “as efficient” as the dominant operator, with the same cost structure).

Essential infrastructure: good or service operated or controlled by a dominant company, which cannot be recreated by any reasonable means and access to which is essential for the competitors of said company in order for them to carry out their own activities on an upstream or downstream market. This may consist of tangible resources (local loop, harbor facilities) or intangible resources (directory database, intellectual property). Such a rating carries the obligation for the dominant company to make available its essential infrastructures or facilities on objective, non-discriminatory terms and on the basis of cost-oriented rates.

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may initiate a transmission at any time.

EVDO: evolution-data optimized. Standardized technology used by third-generation mobile service providers to deploy CDMA in their network and to provide their subscribers with data transmission services with downstream speeds of approximately 2.5 Mbit/s.

FDD (Frequency Division Duplexing): method of allocating UMTS frequencies that consists of assigning a frequency band for each uplink (from the terminal to the base station) and downlink (from the base station to the terminal).

Frame relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard designed to standardize and facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTB (Fiber To The Building): fiber optics to the building.

FTTC (Fiber To The Curb): fiber optics to the curb.

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FTTH (Fiber To The Home): connection by optical fiber directly to the subscriber’s home ensuring very high-speed transmissions compatible with triple play packages.

FTTN/VDSL (Fiber To The Node/Very high bit-rate DSL): network technology involving the creation of new network nodes, which are not the distribution frames for existing telephone lines, closer to end customers. These nodes, which are linked by optical fiber to the distribution frames, host the DSLAM and can receive VDSL modems. The final section going from these network nodes to subscribers is still made up of copper wires.

FTTx (Fiber to the X): generic name for different forms of optical connections.

Full MVNO: MVNO that operates its own core network components and its own applications platforms. This entitles it to receive call termination payments. See MVNO.

Functional separation: confinement of some of an operator’s activities within a division with independent management and operating relations, while operational relations with the other divisions are identical to those it has with other operators. In the United Kingdom, BT’s local loop was subject to a functional separation, giving rise to the creation of the Openreach entity.

Gateway: equipment enabling two different networks to communicate. Some gateways are bi-directional, others unidirectional.

Gbits/s or Gigabits per second: billions of bits (109) transferred per second on a transmission network. See bit.

GPRS (General Packet Radio Service): second-generation mobile communications system which adds a packet system to the GSM network allowing data exchange and reaching theoretical speeds of around 170 Kbits/s, and actual speeds of about 40 Kbits/s under optimal conditions.

GSM (Global System for Mobile Communications): European standard for second-generation mobile telephony networks which operates within the 900-1,800 MHz frequency bands.

HLR (Home Location Register): part of the GSM mobile telephony cellular network. This is the central database of information regarding subscribers to the GSM network. It is used as a reference for other local databases, the VLRs, so that data is coherent across the whole network.

Hotspot: Wifi access point situated in a busy public location (cafe, hotel, station, airport) providing mobile terminal users (laptops, PDAs) with wireless Internet access at speeds from 11 to 54 Mbits/s, depending on the Wifi standard used. See Wifi.

HSDPA (High Speed Downlink Packet Access): improvement on the third generation (3G) UMTS mobile telephone standard, also known as 3.5G or 3G+. Through software developments, it offers performance ten times greater than 3G technology (UMTS) supporting broadband in packet mode downstream.

HSPA: see HSDPA.

HSUPA (High Speed Uplink Packet Access): equivalent to HSDPA, for sending data.

IMEI (International Mobile Equipment Identity): unique identifying number of each GSM or UMTS mobile telephony terminal.

IMS: Standardized NGN (Next Generation Network) architecture for telephone operators, which enables the provision of fixed and mobile multimedia services. This system uses VoIP technology based on SIP standardized implementation. See SIP, NGN.

Incremental, related and shared costs: incremental costs are costs borne by a company and related to additional production. When the production unit is identified with a particular service, we refer to the incremental cost of this service. The costs of a company that are not related to a particular service are joint or shared costs. Related costs are costs attributable to a sub-set of services produced by the Company. Shared costs are costs attributable to the operation of the Company as a whole.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. France Telecom trade name: Numéris.

Intelligent Network - IN: network architecture concept developed to facilitate the introduction of new services through the basic services offered by the Switched Telephony Network. It is based on the installation of logic and service data on a centralized IT server that controls the switches.

Internet Protocol - IP: one of the two main communication protocols between networks (the other being ATM), used in particular on Internet and Intranet networks. IP is an Internet-specific transfer protocol based on the principle of packet switching.

Internet Service Provider - ISP: company providing Internet access to private users, professionals and businesses.

Intranet: local network using the same protocols and technologies as the Internet but which, unlike the Internet, connects computers privately, i.e. without being open to all Internet users. Examples: company Intranet, community Intranet, etc.

IP (Internet Protocol): see IP Protocol.

iPhone: smartphone designed by Apple that integrates, into one small handset, mobile telephony and the basic functions of a computer such as Internet access, office applications, multimedia and games.

IPTV (Internet Protocol Television): television and/or video distribution systems using broadband connections over IP.

IRU (Indefeasible Right of Use): long-term contract ensuring the temporary ownership over the duration of the contract of a portion of the capacities of an international cable.

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ITC (Information and Communication Technologies): technologies used to process and send information, mainly computing, Internet and telecoms.

Kbits/s or Kilobits per second: thousands of bits (103) transferred per second on a transmission network. See bit.

Linear services (or “linear audiovisual media services” in the regulatory terminology): services for which the service supplier establishes a schedule and times of transmission that are identical for all viewers (standard television).

Livebox: terminal marketed by France Telecom that offers broadband modem, router and Wifi, and Bluetooth wireless access point functions, as well as providing Internet connection, television and Voice over IP via ADSL.

Local Area Network (LAN): networks enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Local loop: part of the telephone network that connects the local telephone switch to subscribers’ individual households.

Long Distance Network: public or private network covering a very large geographical scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.

Long-run average incremental cost: incremental costing method used to evaluate the additional costs involved in producing a service, in comparison with costs incurred by the production of a portfolio of other services. This model is often used in telecommunications to regulate the price paid by competitors for the services provided by a powerful operator in the market.

LRAIC (Long-Run Average Incremental Cost): see Long-run average incremental cost.

LTE (Long Term Evolution): name given to a project developed within 3GPP and whose objective is to produce technical specifications for future fourth generation mobile network standards (4G). By extension, LTE also refers to so-called fourth generation mobile systems developed through this project.

M2M: see Machine to Machine.

Machine to Machine: exchange of information between machines that is established between the central control system (server) and any type of equipment, through one or several communication networks.

MAN (Metropolitan Area Network): broadband transmission networks with a limited geographical coverage, usually the size of a city or region.

Mbits/s or Megabits per second: millions of bits (106) transferred per second on a transmission network. See bit.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency), or a clock speed for microprocessors (computer).

MMS (Multimedia Messaging Service): multimedia messaging that is an extension of SMS and allows the routing of images and sound on GPRS and UMTS mobile telephone networks and terminals.

MNC (multinational corporation) or MNE (multinational enterprise): a multinational company which owns production facilities or provides services in a number of countries.

MPLS: see Multi Protocol Label Switching.

MSC (Mobile services Switching Center): mobile telephony equipment (GSM/2G), which is responsible for network voice switching, interconnection with other networks (traditional telephone network, for example) and call coordination.

Multi-play: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. The Livebox is the multi-play solution marketed by France Telecom.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

Multi-Protocol Label Switching (MPLS): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of, and resolve architectural and protocol issues relating to, the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

MVNO (Mobile Virtual Network Operator): mobile operators that use third-party network infrastructures to provide their own mobile telephone services.

NAS (Network Access Server): see Network Access Server.

Network Access Server - NAS: sideline IP network equipment for the concentration of PSTN telephone modem access and connection thereof to the IP network.

Next Generation Network - NGN: see NGN.

NFC (Near Field Communication): technology for short-range and high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 centimeters.

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NGA: new generation access (NGA) network intended to support very high bandwidth Internet services.

NGN (New Generation Network, or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach of developing services for customers (see “Internet Protocol”).

Non-linear services (or “on-demand audiovisual media services”): services requiring action from viewers before being provided. Examples: Video On Demand (VOD), access to a track/album in a musical program, access to the weather forecast, access allowing certain actions in a sports program to be reviewed, access to statistics during a sporting event.

NRA: subscriber connection nodes or switches towards which subscriber telephone lines are directed.

Outsourcing: service contract agreed between a company and an operator and consisting of entrusting the latter with the management of its requirements in terms of telecoms or IT.

PABX or PBX (Private Automatic Branch eXchange): private business switch.

Pay TV: refers to pay-TV, access to which is subject to payment by subscription or one-off basis.

PDA (Portable Digital Assistant): see Personal digital assistant.

PMT (Personal Mobile Television): technology for receiving television and digital services on mobile terminals, such as telephones, digital media players or stand-alone receivers for vehicles. It allows television programs to be viewed with reception quality optimized for mobile screen formats.

Premium service: service providing attractive content that is not available from other service providers because of its exclusivity (in some cases shared), its cost, or its quality.

Price cap: ceiling price imposed by the regulator for a given period. The operator subject to a price cap may not apply prices above this ceiling.

Public Switched Telephone Network (PSTN) (1): voice transport network consisting of handsets, subscriber lines, circuits and switches. It is also used to access some data services.

Public Switched Telephone Network (PSTN) (2): traditional circuit-switched telephone network for voice transport.

Quadruple play: offer combining Internet, television, mobile telephony and fixed-line access.

RAN: radio access network.

RAN sharing: sharing of 3G radio access mobile network infrastructures.

RBCI: Backbone and IP Collection Network.

Refarming: a process designed to authorize operators having frequency-usage rights to use their licenses for other purposes or with technologies other than those initially specified. Term used in particular to designate the reutilization, authorized by the European Commission at the end of 2007, of the 900 MHz band initially assigned to GSM for UMTS.

Replay TV: service offering viewers the chance to review a program on the Internet for a period of several days shortly after its premiere television broadcast.

Roaming: use of a mobile telephony service on the network of an operator other than that with whom the subscription is taken out. The typical example is the use of a mobile abroad on the network of another operator.

Router: interconnection gateway between several servers installed on a network node, designed to optimize data transmission and give users access to all available services on the network.

SDH (Synchronous Digital Hierarchy): see Synchronous Digital Hierarchy.

SDSL (Symmetric Digital Subscriber Line): DSL symmetrical rate connection technologies. See DSL, ADSL.

SHDSL (Symmetric High bitrate DSL): Symmetric High bitrate DSL international standard (192 Kbits/s to 2.3 Mbits/s). Also called G.shdsl.

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

SIP (Session Initiation Protocol): IP-based standard open protocol for multimedia transmission intended to transmit voice, video, video-telephony, instant messages, virtual reality and video games. The most used Internet protocol for Internet telephony (VoIP).

SLA (Service Level Agreement): agreement under which a telephone operator or Internet service provider contractually undertakes to provide a quality of service subject to financial penalties.

Smartphone: mobile handset with PDA features. Data is keyed in via a touch screen or keyboard. It provides such basic functionalities as: agenda, calendar, web browsing, e-mail, instant messaging and GPS.

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SMS (Short Message Service): communication service based on short written messages on mobile telephone handsets and networks.

SOHO (Small Office, Home Office): refers to the computing market for very small companies (less than ten employees).

SS7: see Signaling System 7.

STP (Signal Transfer Point): routers of a signaling network that transmit signals between switches.

s-VOD: subscription to a Video On Demand service (VOD).

Switches: telephone call handling systems with three functions: interconnection (between an incoming junction and an outgoing junction), handling calls (establishing and disconnecting communication) and management controls (taxation, operation and maintenance).

Synchronous Digital Hierarchy - SDH: transmission standard over very high bandwidth fiber optic that allows data flows of different speeds to be transmitted securely, and their management facilitated.

Symmetric Regulation: regulation applicable to all operators offering the same service, in contrast to asymmetric regulation, applicable only to operators recognized as having significant market power by a regulatory authority.

Tbits/s or Terabits per second: trillion of bits (1,012) transferred per second on a transmission network. See bit.

TDD (Time Division Duplexing): method of allocating UMTS frequencies that consists of temporarily separating the two uplinks (from the terminal to the base station) and downlinks (from the base station to the terminal) on a single frequency band.

TDM (Time Division Multiplexing): temporal multiplexing technique allowing several low-speed elementary digital channels (voice, data, video) to be transferred over a single communication medium at a higher speed by sending samples of each of these channels in alternate time slots.

TDR: terrestrial digital radio, allocates a single radio frequency at the national level. To be received, terrestrial digital radio requires specific equipment (digital radio).

TDSL (Turbo Digital Subscriber Line): business-oriented ADSL offer.

Telephony over IP: see VoIP.

Third-party application maintenance: type of outsourcing relating to the maintenance of a company’s software by an external service provider. There is usually only a contractual guarantee of resources, not results.

TPAM: see Third-party application maintenance.

Triple play: broadband subscription package including Internet access, telephony and a package of television channels.

UMA (Unlicensed Mobile Access): standard intended to allow roaming between mobile telephony (GSM, UMTS) and radio infrastructures (Wifi, Bluetooth). The Unik telephone in France (Unique in Great Britain, Unico in Spain, Unifon in Poland) is the telephone marketed by France Telecom for the UMA standard.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

Unbundling: obligation placed upon a local loop owner-operator to provide a third-party operator with bare copper pairs. The third-party operator remunerates the owner-operator for this usage and it installs its own transmission equipment at the end of the local loop in order to connect subscribers to its own network. An equipment collocation service is also offered to third-party operators in addition to unbundling. Partial unbundling and full unbundling are distinguished. Partial unbundling allows the third-party operator to offer a broadband service on the upper frequency band of the line, whilst the owner-operator continues to provide the subscription and the telephone service on the lower band. Full unbundling allows the third-party operator to connect the whole of a line to its own equipment and therefore to provide telephone as well as broadband services.

Universal service: one of the three components of public service in telecommunications, with the mandatory provision of electronic communications and tasks in the public interest. The only item to be financed by a sector fund. Divided into three parts: telephony services, universal directory and universal information service.

USB (Universal Serial Bus): standard for a serial transmission computer bus used to connect computer peripherals to a computer, allowing the user to connect to hot devices (a running computer), and benefiting from Plug-and-Play configuration (i.e. the system automatically recognizes the peripheral).

VDSL (Very high bit-rate DSL): technique based on the same technique as xDSL. VDSL signals are carried on a pair of copper wires, simultaneously and without interfering with the voice call. It achieves very high speeds.

Video telephony: technique making it possible to call and view the person called on screen, displaying photos, videos and using MMS services, transmitting sound and images in real-time through a telephone line using a videophone. France Telecom’s video-telephony service is “MaLigne visio”.

Virtual Network Operator: see MVNO.

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Virtual Private Network (VPN): group of communications resources on the public network, organized logically and made available by a public operator to a customer in order to offer the customer exclusive business telephony services.

VLR (Visitor Location Register): temporary database containing information about all network users (Mobile Stations), which is integrated into the Mobile service Switching Center (MSC).

VOD (Video On Demand): Video On Demand. Refers to the possibility of selecting digital video content and downloading it from a central server onto a computer or television.

Voice over Internet Protocol (VoIP): transport of voice services using IP technologies.

VoIP: see VoIP.

VPABX: virtual PBX.

VPN (Virtual Private Network): see Virtual Private Network.

VSAT (very Small Aperture Terminal): satellite communications technology that uses two-way satellite dishes with a diameter of less than 3 meters and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WAN (Wide Area Network): network spanning several buildings or a town or city. See MAN.

WAP (Wireless Application Protocol): protocol optimizing Internet access from mobile terminals.

WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

Wifi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11 g standard). By extending the Ethernet protocol to cover radio services, Wifi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

Wimax: wireless broadband transmission standard operating at 70 Mbits/s (802.16 standard), which enables several Wifi access points to connect to a fiber optic network and therefore increases the range of Wifi networks. With a nominal range of 50 km, it should eventually enable the development of citywide networks (MAN) based on a single access point.

Wholesale line rental: wholesale of telephone subscriptions.

xDSL: see DSL.

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FINANCIAL GLOSSARY

ARPU (mobile services): the annual Average Revenues Per User (ARPU) are calculated by dividing the revenues from mobile services (see Revenues from mobile services) generated over the last 12 months by the weighted average number of customers (excluding Machine to Machine customers) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The ARPU is expressed in annual revenues per customer.

ARPU for fixed-line Consumer Services (fixed-line services and Internet): the average monthly revenues per line for fixed-line Consumer Services (ARPU) are calculated by dividing the monthly average revenues, over the last 12 months, by the weighted average number of fixed-line Consumer Services over the same period. The weighted average number of fixed-line Consumer Services is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of fixed-line Consumer Services at the beginning and end of the month. The ARPU of fixed-line Consumer Services are expressed in monthly revenues per line.

AUPU (mobile services): the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the last 12 months (incoming calls, outgoing calls and roaming), excluding traffic from Mobile Virtual Network Operators - MVNO) by the weighted average number of customers over the same period. The AUPU is expressed, in minutes, in monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, pro-rata to their working time, including permanent contracts and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Section 9.1.5.4 Financial aggregates not defined by IFRS and Segment information of the consolidated financial statements).

Capital expenditures on tangible and intangible assets: see CAPEX.

Change in total working capital requirement: change in inventories, plus change in trade receivables and other receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers) and other payables.

Change in operating working capital requirement: change in inventories, plus change in trade receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers).

Commercial expenses and content costs: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis are not intended to replace data on a historical basis for the year ended or the previous periods.

Equipment revenues (mobile services): equipment revenues include the sale of mobile terminals and accessories.

External data: external data are expressed after elimination of inter-operating segment transactions.

External purchases: external purchases include:

•

Commercial expenses and content costs: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotion, sponsorship and rebranding expenses and content costs;

•

Service fees and inter-operator costs: external purchases including network expenses and interconnection costs;

•

Other network expenses and IT expenses: external purchases including sub-contracting expenses for technical operation and maintenance, and IT expenses; and

•

Other external purchases: external purchases including overheads, real estate fees, purchases of other services, purchase of equipment and other stored provisions, sub-contracting expenses for call centers and other external usage, net of the capitalized cost of goods and services.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain or loss of control.

Labor expenses: labor expenses include wages and employee benefit expenses, employee profit-sharing and the cost of share-based compensation. Labor expenses are net of capitalized costs.

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Mobile services revenues (mobile services): mobile services revenues represent revenues (voice, data and SMS) generated through the use of the mobile network. They include revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO). Mobile services revenues represent the most meaningful recurring revenues for the mobile business and are directly correlated with business indicators. They are used to calculate annual Average Revenues Per User (ARPU, see definition).

Net financial debt: net financial debt as defined and used by France Telecom (see Note 10 the consolidated financial statements) corresponds to (A) financial liabilities excluding operating payables (translated at the year-end closing rate), less (B): i) all derivative instruments carried in assets, ii) cash collateral paid on derivative instruments, iii) some deposits related to financing, iv) cash, cash equivalents and securities at fair value, and v) since 2010, the loan granted by the Group to the Everything Everywhere joint venture. In addition, derivatives qualifying as cash flow hedges and net investment hedges are set up to hedge items that are not included in net financial debt (future cash flows, net investment in foreign currencies). However, as the market value of these derivatives is included in net financial debt, the “effective portion of cash flow hedges” and the “effective portion of net investment hedges” (C) are added to net financial debt to offset this temporary difference.

“Non-voice” services revenues (mobile services): “non-voice” services revenue are mobile services revenues (see Mobile services revenues) excluding the revenues generated by “voice” services. This includes, for example, revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the costs billed to the customer for content purchases (download of ringtones, sports results, etc.).

Number of employees (active employees at end of period): number of employees working on the last day of the period, including permanent contracts and fixed-term contracts.

Organic cash flow: net cash provided by operating activities, less acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers), plus proceeds from sales of property, plant and equipment and intangible assets.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expense (net of other operating income): see Other operating income and expense.

Other operating income and expense: other operating income and expense include:

•

Other operating income: primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, as well as penalties and reimbursements received; and

•

Other operating expense: other expenses including business tax, frequency use charges, other taxes, allowances and losses on trade receivables, as well as other expenses.

Reported EBITDA: operating income before depreciation and amortization, before remeasurement resulting from business combinations, before reversal of cumulative translation adjustment from liquidated entities, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates (see Section 9.1.5.4 Financial aggregates not defined by IFRS and Segment Information of the consolidated financial statements).

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Service fees and inter-operator costs: see External purchases.

Statutory data: statutory data are expressed before elimination of inter-operating segment transactions.

Step-up (clause): clause that triggers an increase in the coupon interest rate where France Telecom’s long-term credit rating from rating agencies is downgraded, in accordance with contractually agreed rules. This clause may also stipulate a reduction in the coupon interest rate in the event of an upgrade, although the interest rate may not drop below the initial rate of the loan.

Wages and employee benefit expenses: see Labor expenses.

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